As filed with the Securities and Exchange Commission on April 17, 2018

Registration No. 033-59261
Registration No. 811-05626

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**
**FORM N-4**

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
    Pre-Effective Amendment No. _____                [ ]
    Post-Effective Amendment No. 54             [X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940                         [ ]
    Post-Effective Amendment No. 433           [X]

*(Check appropriate box or boxes.)*

Separate Account B
*(Exact Name of Registrant)*

Voya Insurance and Annuity Company
*(Name of Depositor)*

699 Walnut Street, Suite 1350
Des Moines, Iowa 50309-3942
*(Address of Depositor's Principal Executive Offices) (Zip Code)*

(770) 980-5100
*(Depositor's Telephone Number, including Area Code)*

Christopher J. Madin
Senior Associate Counsel
Voya Insurance and Annuity Company
One Orange Way, Windsor, Connecticut 06095-4774
*(Name and Address of Agent for Service)*

It is proposed that this filing will become effective (check appropriate box):
    [ ]         immediately upon filing pursuant to paragraph (b) of Rule 485
    [X]       on May 1, 2018 pursuant to paragraph (b) of Rule 485
    [ ]         60 days after filing pursuant to paragraph (a)(1)
    [ ]         on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [ ]         This post-effective amendment designates a new effective date for a previously filed post-
                 effective amendment.

Title of Securities Being Registered: Deferred Combination Variable and Fixed Annuity Contract

# PART A
# INFORMATION REQUIRED IN A PROSPECTUS

# VOYA GOLDENSELECT DVA PLUS®

## A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
### Voya Insurance and Annuity Company
and its
### Separate Account B

**Supplement dated May 1, 2018**

This supplement updates and amends certain information contained in your prospectus dated May 1, 2018. Please read it carefully and keep it with your prospectus for future reference.

_____

# NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class S shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class S shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

**Voluntary Transfers Before the Reorganization Date.** Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 35 of your Contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

**On the Reorganization Date.** The Surviving Fund is closed to new investors and to new investments by existing investors. On the Reorganization Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

**Automatic Fund Reallocation After the Reorganization Date.** After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" section beginning on page 35 of your Contract prospectus for information about making fund allocation changes.**

**Allocation Instructions.** You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
(800) 366-0066


If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

# Voya Insurance and Annuity Company
### Separate Account B of Voya Insurance and Annuity Company

### Deferred Combination Variable and Fixed Annuity Prospectus

# VOYA GOLDENSELECT DVA PLUS®

**May 1, 2018**

This prospectus describes Voya GoldenSelect DVA Plus®, a group and individual deferred variable annuity Contract (the "Contract" or the "Contracts") issued by Voya Insurance and Annuity Company ("VIAC," the "Company," "we," "us" or "our"). The Contract was available in connection with certain retirement plans that qualified for special federal income tax treatment ("qualified Contracts") as well as those that did not qualify for such treatment ("nonqualified Contracts"). We do not currently offer this Contract for sale to new purchasers.

The Contract provides a means for you to invest your premium payments in one or more mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within ten days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

**Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.**

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated May 1, 2018, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

**The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.**

**Allocations to a subaccount investing in a fund, or an investment portfolio, are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. The Contract described in this prospectus is subject to investment risk, including the possible loss of the principal amount invested.**

**We pay compensation to broker/dealers whose registered representatives sell the Contract. See "OTHER CONTRACT PROVISIONS –** *Selling the Contract***" for further information about the amount of compensation we pay.**

*The investment portfolios are listed on the next page.*

The investment portfolios that comprise the subaccounts currently open and available to new premiums and transfers under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
Voya Euro STOXX 50® Index Portfolio (Class ADV)
Voya FTSE 100 Index® Portfolio (Class ADV)
Voya Global Equity Portfolio (Class T)[1]
Voya Global Perspectives® Portfolio (Class ADV)[2]
Voya Government Liquid Assets Portfolio (Class S)
Voya Growth and Income Portfolio (Class ADV)
Voya Hang Seng Index Portfolio (Class S)
Voya High Yield Portfolio (Class S)
Voya Intermediate Bond Portfolio (Class S)
Voya International Index Portfolio (Class ADV)
Voya Japan TOPIX Index® Portfolio (Class ADV)
Voya Large Cap Growth Portfolio (Class ADV)
Voya Large Cap Value Portfolio (Class S)
Voya MidCap Opportunities Portfolio (Class S)
Voya Multi-Manager Large Cap Core Portfolio (Class S)
Voya Retirement Conservative Portfolio (Class ADV)[1,2]
Voya Retirement Growth Portfolio (Class ADV)[1,2]
Voya Retirement Moderate Growth Portfolio (Class ADV)[1,2]
Voya Retirement Moderate Portfolio (Class ADV)[1,2]
Voya Russell™ Large Cap Growth Index Portfolio (Class S)
Voya Russell™ Large Cap Index Portfolio (Class S)
Voya Russell™ Large Cap Value Index Portfolio (Class S)

Voya Russell™ Mid Cap Growth Index Portfolio (Class S)
Voya Russell™ Mid Cap Index Portfolio (Class S)
Voya Russell™ Small Cap Index Portfolio (Class S)
Voya Small Company Portfolio (Class S)
Voya Solution Moderately Aggressive Portfolio (Class S)[2]
Voya U.S. Bond Index Portfolio (Class S)
VY® Baron Growth Portfolio (Class S)
VY® BlackRock Inflation Protected Bond Portfolio (Class S)
VY® Columbia Contrarian Core Portfolio (Class S)
VY® Franklin Income Portfolio (Class S)
VY® Invesco Comstock Portfolio (Class S)
VY® Invesco Equity and Income Portfolio (Class S2)
VY® Invesco Growth and Income Portfolio (Class S)
VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
VY® JPMorgan Small Cap Core Equity Portfolio (Class S)
VY® Morgan Stanley Global Franchise Portfolio (Class S)
VY® Oppenheimer Global Portfolio (Class S)
VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
VY® T. Rowe Price Equity Income Portfolio (Class S)
VY® T. Rowe Price Growth Equity Portfolio (Class S)
VY® T. Rowe Price International Stock Portfolio (Class S)
VY® Templeton Foreign Equity Portfolio (Class S)
VY® Templeton Global Growth Portfolio (Class S)

**More information can be found in the appendices. See APPENDIX A for all subaccounts and valuation information. APPENDIX B highlights each investment portfolio's investment objective and adviser (and any subadviser), as well as indicates recent portfolio changes. If you received a summary prospectus for any of the underlying investment portfolios available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

---

[1] This fund employs a managed volatility strategy. **See the "*Funds With Managed Volatility Strategies*" section for more information about managed volatility funds.**

[2] This investment portfolio is structured as a "fund of funds." Funds offered in a "fund of funds" structure may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. **See "THE FUNDS" section for more information.**

## TABLE OF CONTENTS

# INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

| Special Term | Page |
|---|---|
| Accumulation Unit | 8 |
| Annual Ratchet Enhanced Death Benefit | 41 |
| Annuitant | 18 |
| Annuity Start Date | 18 |
| Cash Surrender Value | 22 |
| Claim Date | 39 |
| Contract Date | 17 |
| Contract Owner | 17 |
| Contract Value | 22 |
| Contract Year | 17 |
| Covered Fund | 12 |
| Earnings Multiplier Benefit | 42 |
| Excluded Funds | 12 |
| Free Withdrawal Amount | 13 |
| Max 7 Enhanced Death Benefit | 42 |
| Net Investment Factor | 8 |
| Net Rate of Return | 8 |
| Restricted Funds | 11 |
| Rider Date | 24 |
| 7% Solution Enhanced Death Benefit | 40 |
| Special Funds | 12 |
| Standard Death Benefit | 40 |

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

| Term Used in This Prospectus | Corresponding Term Used in the Contract |
|---|---|
| Accumulation Unit Value | Index of Investment Experience |
| Annuity Start Date | Annuity Commencement Date |
| Contract Owner | Owner or Certificate Owner |
| Contract Value | Accumulation Value |
| Fixed Interest Allocation | Fixed Allocation |
| Free Look Period | Right to Examine Period |
| Guaranteed Interest Period | Guarantee Period |
| MGIB Benefit Base | MGIB Charge Base |
| Net Investment Factor | Experience Factor |
| Regular Withdrawals | Conventional Partial Withdrawals |
| Subaccount(s) | Division(s) |
| Transfer Charge | Excess Allocation Charge |
| Withdrawals | Partial Withdrawals |

# FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract or transfer contract value between investment options. State premium taxes may also be deducted.

**The first table** describes the charges that you will pay at the time that you buy the Contract, surrender the Contract or transfer contract value between investment options. State premium taxes may also be deducted.

## *Contract Owner Transaction Expenses*[3]

### Surrender Charge:

| Complete Years Elapsed Since Premium Payment | 0 | 1 | 2 | 3 | 4 | 5 | 6 | 7+ |
|---|---|---|---|---|---|---|---|---|
| Surrender Charge | 7% | 7% | 6% | 5% | 4% | 3% | 1% | 0 |

**Transfer Charge:**[4] .......................................................................... $25 per transfer, if you make more than 12 transfers in a contract year.

**Overnight Charge:**[5] ....................................................................$20

**The next table** describes the charges that you could pay periodically during the time that you own the Contract, not including fund fees and expenses.

## *Periodic Fees and Charges*

**Annual Contract Administrative Charge:**[6] ............................$40
(We waive this charge if the total of your premium payments is $100,000 or more or if your contract value at the end of a contract year is $100,000 or more.)

**Separate Account Annual Charges:**[7]

| | Standard Death Benefit | Enhanced Death Benefits | | |
|---|---|---|---|---|
| | | Annual Ratchet | 7% Solution | Max 7 |
| Mortality & Expense Risk Charge | 1.15% | 1.40% | 1.50% | 1.60% |
| Asset-Based Administrative Charge | 0.15% | 0.15% | 0.15% | 0.15% |
| Total | 1.30% | 1.55% | 1.65% | 1.75% |

**Earnings Multiplier Benefit Rider Charge:**[8]

| As an Annual Charge | As a Quarterly Charge |
|---|---|
| 0.30% of contract value | 0.08% of contract value |

---

[3] If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[4] We currently do not impose this charge, but may do so in the future.

[5] You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

[6] We deduct this charge on each contract anniversary.

[7] As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

[8] We deduct the rider charge from the subaccounts in which you are invested on each quarterly contract anniversary and proportionally upon termination of the Contract, if the value in the subaccounts is insufficient, the rider charge will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

**The following tables** show the charges for the optional riders currently available with the Contract. These charges would be in addition to the Separate Account Annual Charges noted above. You may add only one of the three optional benefit riders, namely: the Minimum Guaranteed Accumulation Benefit; the Minimum Guaranteed Income Benefit and the Minimum Guaranteed Withdrawal Benefit. **For more information about which one may be right for you, please see "THE ANNUITY CONTRACT –** *Optional Riders.***"**

## *Optional Rider Charges*[9]

### Minimum Guaranteed Accumulation Benefit rider:

| Waiting Period | As an Annual Charge | As a Quarterly Charge |
|---|---|---|
| 10 Year | 0.65% of MGAB Charge Base | 0.17% of the MGAB Charge Base[10] |
| 20 Year | 0.65% of MGAB Charge Base | 0.17% of the MGAB Charge Base |

### Minimum Guaranteed Income Benefit rider:

| MGIB Rate | As an Annual Charge | As a Quarterly Charge |
|---|---|---|
| 7% | 0.75% of the MGIB Charge Base | 0.19% of the MGIB Charge Base[11] |

### Minimum Guaranteed Withdrawal Benefit rider:

| As an Annual Charge | As a Quarterly Charge |
|---|---|
| 0.65% of the MGWB Eligible Payment Amount | 0.17% of the MGWB Eligible Payment Amount[12] |

---

[9] We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and proportionally upon termination of the Contract. If the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment. You may add only one optional benefit rider to your Contract.

[10] The MGAB Charge Base is the total of premiums added during the two-year period commencing on the rider date if you purchase the rider on the contract date, or, your contract value on the rider date plus premiums added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced proportionally for all withdrawals taken while the MGAB rider is in effect, and reduced proportionally for transfers made during the three year period before the MGAB Date. The MGAB Charge Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of premium (or contract value), subsequent allocation of eligible premium, withdrawals and transfers. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred.

[11] The MGIB Charge Base generally depends on the amount of premiums you pay during the first five contract years after you purchase the rider, when you pay the premiums, less a pro-rata deduction for any withdrawal made while the MGIB rider is in effect and accumulated at the MGIB Rate. The MGIB Charge Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of premium (or contract value), subsequent allocation of eligible premium, withdrawals and transfers. Withdrawals and transfers between Covered, Special and Excluded Funds may reduce the applicable MGIB Charge Base by more than the amount withdrawn or transferred.

[12] The MGWB Eligible Payment Amount is (i) the total of premiums paid during the two-year period commencing on the rider date if you purchase the rider on the contract date; or (ii) your contract value on the rider date plus subsequent premiums paid during the two-year period commencing on the rider date.

**The next item** shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for the fund.

| Total Annual Fund Operating Expenses | Minimum | Maximum |
|---|---|---|
| (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)[13] | 0.54% | 1.51% |

## *Examples*

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses and fund fees and expenses. Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the example below.

The examples assume that you invest $10,000 in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Specifically, the examples assume election of the Max 7 Enhanced Death Benefit and election of the earnings multiplier benefit rider with a charge of 0.30% of the contract value annually. The examples reflect the deduction of a mortality and expense risk charge, an asset-based administrative charge and the annual contract administrative charge as an annual charge of 0.04% of assets. The examples also assume you elected an optional benefit rider with the highest cost, an assumed charge of 1.14% annually, where the rider base is equal to the initial premium and increases by 7% annually, and the rider charge is assessed each quarter on a base equal to the hypothetical $10,000 premium increasing at 7% per year. The assumed annual rider charge of 1.14% results from the assumption of a 7% annual increase in the rider base but only a 5% earnings increase in the contract value before expenses. Thus, 1.14% represents an annual charge over the ten-year period which is equivalent to a charge of 0.19% of rider base per quarter over the same period. Note that surrender charges may apply if you choose to annuitize your Contract within the first three contract years, and under certain circumstances, within the first seven contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| Example 1: If you surrender your Contract at the end of the applicable time period: | | | |
|---|---|---|---|
| **1 year** | **3 years** | **5 years** | **10 years** |
| $1,136 | $1,931 | $2,659 | $4,735 |
| Example 2: If you annuitize at the end of the applicable time period: | | | |
| **1 year** | **3 years** | **5 years** | **10 years** |
| $1,136 | $1,931 | $2,659 | $4,735 |
| Example 3: If you do not surrender your Contract: | | | |
| **1 year** | **3 years** | **5 years** | **10 years** |
| $436 | $1,331 | $2,259 | $4,735 |

Compensation is paid for the sale of the Contracts. **For information about this compensation, see "OTHER CONTRACT PROVISIONS – *Selling the Contract*."**

## *Fees Deducted by the Funds*

**Fund Fee Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

---

[13] No fund currently charges a redemption fee. **For more information about redemption fees, please see "CHARGES AND FEES –** *Charges Deducted from the Contract Value* **– Redemption Fees**."

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund Company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. **Please see "CHARGES AND FEES – *Fund Expenses*" for more information.**

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. **Please see "CHARGES AND FEES – *Fund Expenses*" for more information.**

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

# CONDENSED FINANCIAL INFORMATION

## *Accumulation Unit*

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange ("NYSE") is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables showing the accumulation unit value history of each subaccount of Separate Account B available for investment under the Contract and the total investment value history of each such subaccount for a Contract with the lowest and highest combination of asset-based changes are presented in **APPENDIX A**. The numbers show the year-end unit values of each subaccount from the time premium payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

## *The Net Investment Factor*

The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:
1) We take the net asset value of the subaccount at the end of each business day;
2) We add to 1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any;
3) We divide 2) by the net asset value of the subaccount at the end of the preceding business day; and
4) We then subtract the applicable daily charges from the subaccount:  the mortality and expense risk charge; the asset-based administrative charge and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

## *Financial Statements*

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for Voya Insurance and Annuity Company are included in the SAI.

## SEPARATE ACCOUNT B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, whether or not realized, of an investment portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

The other variable annuity contracts that invest in Separate Account B are not discussed in this prospectus.

Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. **For more information, see "THE ANNUITY CONTRACT –** *Addition, Deletion or Substitution of Subaccounts and Other Changes***."**

## VOYA INSURANCE AND ANNUITY COMPANY

We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the NYSE under the symbol "VOYA."

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely our responsibility.

We are engaged in the business of issuing insurance and annuities. Our principal office is located at 699 Walnut Street, Suite 1350, Des Moines, Iowa 50309-3942.

On December 20, 2017, Voya, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company, pursuant to which VA Capital's wholly-owned subsidiary Venerable Holdings Inc. will acquire all of the shares of the capital stock of the Company and all of the membership interests of Directed Services LLC, our affiliate and the principal underwriter and distributor of the Contract as well as for our other variable contracts. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals. **The transaction will NOT change the terms, features and benefits of your Contract.**

**Product Regulation.** Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Failure to administer certain nonqualified Contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

## THE FUNDS

**You will find information about the funds, or investment portfolios, currently available under your Contract in "APPENDIX B – *The Investment Portfolios*." Please refer to the fund prospectuses for additional information and read them carefully before investing. Fund prospectuses may be obtained, free of charge, by calling Customer Service at (800) 366-0066, by accessing the SEC's website or by contacting the SEC Public Reference Branch.**

### Selection of Underlying Funds

The underlying funds available through the Contract described in this prospectus are determined by the Company. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the Contracts. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new investment if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the Contract. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

### Fund of Funds

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure may have higher fees and expenses than a fund that invests directly in debt and equity securities. **See "CHARGES AND FEES –*Fund Expenses*."** Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk comfort level. You should periodically review these factors to determine if you need to change your investment strategy.

## Funds With Managed Volatility Strategies

As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your contract value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your contract value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of the available investment portfolios found on page 2.

## Possible Conflicts of Interest

If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the funds conflict, we, the Boards of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

## Restricted Funds

We may, with 30 days' notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing Contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios. We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund. Currently, we limit an investment in Restricted Funds to the following limitations: (1) no more than $999,999,999; and (2) no more than 30 percent of contract value. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds. However, if the contract value in the Restricted Funds exceed the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or proportionally from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

**Please see "WITHDRAWALS" and "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" in this prospectus for more information on the effect of Restricted Funds.**

## Covered Funds, Special Funds and Excluded Funds

For purposes of determining death benefits and benefits under the optional benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:
- Covered Funds;
- Special Funds; and
- Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. No investment options are currently designated as Excluded Funds.

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days' notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option.

## CHARGES AND FEES

We deduct the contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. If there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of the Contract.

## Charge Deduction Subaccount

You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Voya Government Liquid Assets subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to Customer Service in a form satisfactory to us.

## Charges Deducted from the Contract Value

We deduct the following charges from your contract value.

**Surrender Charge.** We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the seven-year period from the date we receive and accept a premium payment. We base the surrender charge on a percentage of each premium payment withdrawn. The surrender charge is based on the amount requested for withdrawal. The surrender charge is deducted from the contract value remaining after you have received the amount requested for withdrawal. This charge is intended to cover sales expenses that we have incurred. We may reduce or waive the surrender charge in certain situations. We will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

| Complete Years Elapsed Since Premium Payment | 0 | 1 | 2 | 3 | 4 | 5 | 6 | 7+ |
|---|---|---|---|---|---|---|---|---|
| Surrender Charge | 7% | 7% | 6% | 5% | 4% | 3% | 1% | 0 |

**Waiver of Surrender Charge for Extended Medical Care.** We will waive the surrender charge in most states in the following events: (1) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and we receive your request for the surrender or withdrawal, together with all required documentation at Customer Service during the term of your care or within 90 days after the last day of your care; or (2) you are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

**Free Withdrawal Amount.** The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of withdrawal less any withdrawals during that contract year.

**Surrender Charge for Excess Withdrawals.** We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Internal Revenue Code of 1986, as amended (the "Tax Code"). We consider a withdrawal to be an excess withdrawal when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment. See APPENDIX C for more information.**

For the purpose of calculating the surrender charge for an excess withdrawal: (1) we treat premiums as being withdrawn on a first-in, first-out basis; and (2) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in **APPENDIX E**. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

**Premium Taxes.** We may charge for state and local premium taxes depending on your state of residence. These taxes can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value (or from the MGIB Base, if exercised) on the annuity start date. However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

**Administrative Charge.** We deduct an annual administrative charge on each contract anniversary. If you surrender your Contract prior to a contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you. The charge is $40 per Contract. We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more, or under other conditions established by VIAC. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

**Transfer Charge.** We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

**Overnight Charge.** You may elect to have a $20 overnight charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

**Redemption Fees.** If applicable, we may deduct the amount of any redemption fees imposed by the underlying investment portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

## Charges Deducted from the Subaccounts

**Mortality and Expense Risk Charge.** The amount of the mortality and expense risk charge depends on the death benefit you have elected and on the category of contract owner to which you belong. We deduct the charge each business day based on the assets you have in each subaccount. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of the Contract.

| Standard Death Benefit | | Annual Ratchet Enhanced Death Benefit | | 7% Solution Enhanced Death Benefit | | Max 7 Enhanced Death Benefit | |
|---|---|---|---|---|---|---|---|
| Annual Charge | Annual Charge Expressed as Daily Rate | Annual Charge | Annual Charge Expressed as Daily Rate | Annual Charge | Annual Charge Expressed as Daily Rate | Annual Charge | Annual Charge Expressed as Daily Rate |
| 1.15% | 0.003169% | 1.40% | 0.003863% | 1.50% | 0.004141% | 1.60% | 0.004419% |

**Asset-Based Administrative Charge.** The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge from your assets in each subaccount on each business day at the rate of 0.000411% for each day since the previous business day.

**Earnings Multiplier Benefit Charge.** Subject to state availability, you may purchase the earnings multiplier benefit rider for a nonqualified Contract either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a proportional reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a proportional portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). **For a description of the rider, see "DEATH BENEFIT CHOICES – Earnings Multiplier Benefit Rider."**

## *Optional Rider Charges*

In addition to the earnings multiplier benefit rider, subject to state availability, you may purchase one of three optional benefit riders. So long as the rider is in effect, we will deduct a separate quarterly charge for each optional benefit rider through a proportional reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccount, we will deduct the charges from your Fixed Interest Allocations nearest their maturity date. We deduct each rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. **For a description of the riders and the defined terms used in connection with the riders, see "THE ANNUITY CONTRACT –** *Optional Riders***."**

**Minimum Guaranteed Accumulation Benefit ("MGAB").** The charge for the MGAB rider is as follows:

| Waiting Period | As an Annual Charge | As a Quarterly Charge |
|---|---|---|
| 10 Year | 0.65% of MGAB Charge Base | 0.16% of the MGAB Charge Base |
| 20 Year | 0.65% of MGAB Charge Base | 0.16% of the MGAB Charge Base |

**Minimum Guaranteed Income Benefit ("MGIB").** The charge for the MGIB rider is as follows:

| MGIB Rate | As an Annual Charge | As a Quarterly Charge |
|---|---|---|
| 7% | 0.75% of the MGIB Charge Base | 0.19% of the MGIB Charge Base |

**Minimum Guaranteed Withdrawal Benefit ("MGWB").** The annual charge for the MGWB rider is 0.65% (0.17% quarterly) of the original MGWB Eligible Payment Amount. When we calculate the MGWB rider charge, we do not reduce the Eligible Payment Amount by the amount of any withdrawals taken while the MGWB rider is in effect. We will deduct charges only during the period before your Contract's Automatic Periodic Benefit Status. If you surrender or annuitize your Contract, we will deduct a proportional portion of the charge for the current quarter based on the current quarterly charge rate and your original MGWB Eligible Payment Amount immediately prior to the surrender or annuitization.

## *Fund Expenses*

As shown in the fund prospectuses and described in the **"FEES AND EXPENSES –** *Fees Deducted by the Funds***"** section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Less expensive share classes of the funds offered through this Contract may be available for investment outside of this Contract. You should evaluate the expenses associated with the funds available through this Contract before making a decision to invest.

### Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:

- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g., purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining contract fees and expenses and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

**Revenue Received from Affiliated Funds.** The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the Contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

**Revenue Received from Unaffiliated Funds.** Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The BlackRock Global Allocation V.I. Fund is the only unaffiliated fund currently open and available for investment through the Contract. We receive more revenue from affiliated funds than we do from this BlackRock V.I. Fund.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **For more information, please see "OTHER CONTRACT PROVISIONS – *Selling the Contract*."**

## THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available investment portfolios of the funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation. **See APPENDIX C for more information about the Fixed Account.**

### Contract Date and Contract Year

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

### Contract Owner

You are the contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. **See "*Joint Owner*" below.**

### Joint Owner

For nonqualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The earnings multiplier benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. **See "Change of Contract Owner or Beneficiary" below.** If you have elected an Enhanced Death Benefit, and you add a joint owner after issue, the Enhanced Death Benefit from the date of change will end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the earnings multiplier benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore any Enhanced Death Benefit or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

## *Annuity Start Date*

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: (1) the accumulation phase; and (2) the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

## *Annuitant*

The annuitant is the person designated by you to be the measuring life in determining annuity payments. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax and/or legal adviser for more information if the contract owner is not an individual.

## *Beneficiary*

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse dies before the income phase start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

### Change of Contract Owner or Beneficiary

During the annuitant's lifetime, you may transfer ownership of a nonqualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

If you have elected the Standard Death Benefit option, the minimum guaranteed death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For the Enhanced Death Benefit options, if the new owner is age 79 or under on the date that ownership changes, the minimum guaranteed death benefit will continue. If the new owner is age 80 to 85, the Enhanced Death Benefit will end, and the death benefit will become the Standard Death Benefit. For all death benefit options, 1) if the new owner's attained age is 86 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore any Enhanced Death Benefits.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

A change of owner likely has tax consequences. **See "FEDERAL TAX CONSIDERATIONS" in this prospectus.**

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to Customer Service. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

## *Purchase and Availability of the Contract*

**Please note that this Contract is no longer available.**

We will issue a Contract only if both the annuitant and the contract owner are age 85 or younger. The initial premium payment must be $10,000 or more ($1,500 for qualified Contracts). You may make additional payments of at least $500 or more ($50 for qualified Contracts) at any time after the free look period and up to the contract anniversary after your 85th birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval. The Contract may not be available to all ages through all broker dealers.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

**Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.**

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. **See "FEES AND EXPENSES" in this prospectus. If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your Contract will be an IRA, see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits" in this prospectus.**

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs. If you are interested in learning more about these other products, contact Customer Service or your registered representative.

## Crediting of Premium Payments

We will process your initial premium within two business days after receipt, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within one business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to five business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within five days, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account B, we will credit the payment at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within two business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer.
- If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within five days of the premium payment. If we do not receive the application or form within five days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid; or
- If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until Customer Service receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) proportionally according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in these calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Voya Government Liquid Assets subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

## Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000 for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

## Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling (800) 366-0066.

## Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your contract value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

## Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

## Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (1) the contract value in the Fixed Interest Allocations; and (2) the contract value in each subaccount in which you are invested.

**Contract Value in Fixed Interest Allocations.** The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

**Contract Value in the Subaccounts.** On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Voya Government Liquid Assets subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:
1) We take the contract value in the subaccount at the end of the preceding business day;
2) We multiply 1) by the subaccount's Net Rate of Return since the preceding business day;
3) We add 1) and 2);
4) We add to 3) any additional premium payments, and then add or subtract any transfers to or from that subaccount; and
5) We subtract from 4) any withdrawals and any related charges, and then subtract any contract fees (including any rider charges) and premium taxes.

## Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. **See APPENDIX C and the Fixed Account I prospectus for a description of the calculation of cash surrender value under any Fixed Interest Allocation.** We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows:  (1) we start with your contract value; (2) adjust for any Market Value Adjustment; and (3) deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

**Surrendering to Receive the Cash Surrender Value.** You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at Customer Service. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within seven days.

Consult your tax and/or legal adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

## Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements.

We do not guarantee that each investment portfolio will always be available for investment through the Contract. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless you provide us with alternative allocation instructions. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

Subject to SEC approval, we reserve the right to: (1) deregister Separate Account B under the 1940 Act; (2) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (3) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (4) restrict or eliminate any voting rights as to Separate Account B; (5) combine Separate Account B with other accounts; and (6) transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Contract belongs.

We will provide you with written notice before we make any of these changes.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

## Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. **See APPENDIX C and the Fixed Account I prospectus for more information. In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division. Accordingly, see APPENDIX D, instead, for more information.** To obtain a copy of the Fixed Account I prospectus, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). The Offering Brochure for the Fixed Interest Division is also available by contacting Customer Service.

## Optional Riders

Subject to state availability, you may elect one of the three optional benefit riders discussed below. **You may add only one of these three riders to your Contract. Each rider has a separate charge.** Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. **Please see "CHARGES AND FEES – *Optional Rider Charges*" for information on rider charges.**

**The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the Contract. You should consult a qualified financial adviser in evaluating the riders.**

**The optional riders may not be approved in all states. Check with Customer Service for availability in your state. The telephone number is (800) 366-0066.**

**Rider Date.** The rider date is the date an optional benefit rider becomes effective. The rider date is also the contract date if you purchased the rider when the Contract was issued.

**No Cancellation.** Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

**Termination.** The optional riders are "living benefits," which means the guaranteed benefits offered by the riders are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional riders automatically terminate if you:
- Annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- Die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The optional riders will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances which may cause a particular optional rider to terminate automatically are discussed below with each rider.

## Minimum Guaranteed Accumulation Benefit Rider ("MGAB")

The MGAB rider is an optional benefit which provides you with an MGAB intended to guarantee a minimum contract value at the end of a specified waiting period. Only premiums added to your Contract during the first two-year period after your rider date are included in the MGAB Base. Any additional premium payments added after the second rider anniversary are not included in the MGAB Base. Thus, the MGAB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The MGAB is a one-time adjustment to your contract value if your contract value on the MGAB Date is less than the MGAB Base. The MGAB Date is the next business day after the applicable waiting period. We calculate your Minimum Guaranteed Accumulation Benefit on this date. The MGAB rider may offer you protection if your Contract loses value during the MGAB waiting period. **For a discussion of the charges we deduct under the MGAB rider, see "CHARGES AND FEES – *Optional Rider Charges*."**

The MGAB rider offers a ten-year option and a 20-year option, of which you may purchase only one. The 10-year option has a waiting period of ten years and, other than for allocations to Excluded Funds and certain transfers, guarantees that your contract value at the end of ten years will at least equal your initial premium payment, reduced proportionally for withdrawals. Transfers made within three years prior to the MGAB Date will also reduce the MGAB Base proportionally. The 20-year option has a waiting period of 20 years and, other than allocations to Special Funds or Excluded Funds, guarantees that your contract value at the end of 20 years will at least equal two times your initial premium payment, reduced proportionally for withdrawals and reduced for transfers made within three years prior to the MGAB Date. If you add the 20-year option rider after the contract date, any payment of premiums after the rider date, and/or investments in the Special Funds or Excluded Funds, may prevent the MGAB Base from doubling over the waiting period.

**Calculating the MGAB.** We calculate your MGAB as follows:

- **We first determine your MGAB Base.** The MGAB Base is only a calculation used to determine the MGAB. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your annuity income, cash surrender value and death benefits.

  The MGAB Base is tracked separately for Covered, Special and Excluded Funds, based on the initial allocation of premium (or contract value), subsequently allocated eligible premiums, withdrawals and transfers. Contract value is used as the initial value if the rider is added after the contract date. The aggregate MGAB Base is used to determine the MGAB on the MGAB Date. The aggregate MGAB Base equals the sum of:
  > The MGAB Base allocated to Covered Funds;
  > The MGAB Base allocated to Special Funds; and
  > The **lesser of** the contract value allocated to Excluded Funds or MGAB Base allocated to Excluded Funds.

  No investment options are currently designated as Special Funds for the 10-year MGAB. The following investment options are designated as Special Funds for the 20-year MGAB:
  > The Voya Government Liquid Assets Portfolio;
  > The Voya Intermediate Bond Portfolio; and
  > The Fixed Interest Allocation.

  For Contracts issued prior to May 1, 2003, the Voya Intermediate Bond Portfolio is not designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

  The ProFunds VP Rising Rates Opportunities Portfolio is also a Special Fund, but was closed to new allocations effective April 30, 2007. For Contracts issued prior to September 2, 2003, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

  No investment options are currently designated as Excluded Funds.

  The MGAB Base for both the Covered Funds and the Excluded Funds equals the allocated eligible premiums, adjusted for subsequent withdrawals and transfers, accumulated until the MGAB Date at 0% for the 10-year MGAB and 3.53% for the 20-year MGAB.

  The MGAB Base for Special Funds equals the allocated eligible premiums, adjusted for subsequent withdrawals and transfers. There is no accumulation of MGAB Base for Special Funds for either the 10-year or 20-year MGAB.

  If you purchased the MGAB optional benefit rider after the contract date, your MGAB Base equals your allocated contract value, plus premiums added during the two-year period after your rider date, accumulated at the appropriate MGAB rate described above, and adjusted for withdrawals and transfers.

  We use the MGAB Charge Base to determine the periodic MGAB rider charges. The MGAB Charge Base equals the eligible premiums, adjusted for subsequent withdrawals and transfers, as allocated by fund category. The MGAB Charge Base is tracked separately for Covered, Special and Excluded Funds, and separate rates may apply to each. Currently, the same deduction method and rate apply to all categories.

  Withdrawals reduce the MGAB Base and MGAB Charge Base proportionally. The percentage reduction in the MGAB Base and MGAB Charge Base for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal.

  Net Transfers from Covered Funds or Special Funds to Excluded Funds reduce the MGAB Base and MGAB Charge Base allocated to Covered Funds or Special Funds proportionally. Any resulting increase in MGAB Base and MGAB Charge Base allocated to Excluded Funds will equal the reduction in the MGAB Base and MGAB Charge Base allocated to Covered Funds or Special Funds. There will be no such increase if the transfer occurs within three years of the MGAB Date.

Net Transfers from Excluded Funds to other funds reduce the MGAB Base and MGAB Charge Base allocated to Excluded Funds proportionally. The resulting increase in MGAB Base and MGAB Charge Base allocated to other funds will equal the **lesser of** the contract value transferred and the change in the MGAB Base and MGAB Charge Base allocated to Excluded Funds. There will be no such increase if the transfer occurs within 3 years of the MGAB Date.

Any transfer within three years of the MGAB Date (regardless of the funds involved) reduces the MGAB Base and MGAB Charge Base for Covered, Special or Excluded Funds, as applicable, proportionally, based on the percentage of contract value transferred, without any corresponding increase.

- **We then subtract your contract value on the MGAB Date from your aggregate MGAB Base.** The contract value that we subtract includes both the contract value in the subaccounts in which you are invested and the contract value in your Fixed Interest Allocations, if any.

- **Any positive difference is your MGAB.** If there is a MGAB, we will automatically credit it on the MGAB Date to the subaccounts in which you are invested proportionally based on the proportion of your contract value in the subaccounts on that date. If you do not have an investment in any subaccount on the MGAB Date, we will allocate the MGAB to the Voya Government Liquid Assets subaccount on your behalf. After we credit the MGAB, the amount of your annuity income, cash surrender value and death benefits will reflect the crediting of the MGAB to your contract value to the extent the contract value is used to determine such value.

**Purchase.** To purchase the MGAB rider, you must be age 80 or younger on the rider date if you choose the 10-year option and age 65 or younger on the rider date if you choose the 20-year option. The waiting period must end at or before your annuity start date. The MGAB rider may be purchased: (1) on the contract date; and (2) within 30 days following the contract date. For Contracts issued more than 30 days before the date this rider first became available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

**The MGAB Date.** If you purchased the MGAB rider on the contract date or added the MGAB rider within 30 days following the contract date, the MGAB Date is your tenth contract anniversary for the 10-year option or twentieth contract anniversary for the 20-year option. If you added the MGAB rider during the 30-day period preceding your first contract anniversary after the date of this prospectus, your MGAB Date will be the first contract anniversary occurring after ten years (for the 10-year option) or 20 years (for the 20-year option) after the rider date. The MGAB rider is not available if the MGAB Date would fall beyond the latest annuity start date.

**Cancellation.** If you elected the 20-year option, you have a one-time right to cancel the MGAB rider on your first contract anniversary that is at least ten years after the rider date. If you purchased the MGAB rider during the 30-day period following the contract date, your one-time right to cancel the rider occurs on the tenth anniversary of your contract date. To cancel, you need to send written notice to Customer Service at least 30 days before such anniversary date. If you terminate the MGAB rider before the MGAB Date, we will not credit you with the MGAB and we will assess proportionally the portion of the MGAB rider charge for the current quarter.

**Notification.** We will report any crediting of the MGAB in your first quarterly statement following the MGAB Date.

## Minimum Guaranteed Income Benefit Rider ("MGIB")

The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date, regardless of fluctuating market conditions. The amount of the Minimum Guaranteed Income Benefit will depend on the amount of premiums you pay during the five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds or Excluded Funds, the MGIB Rate, the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the MGIB.

The following investment options are designated as Special Funds for purposes of calculating the MGIB:
- The Voya Government Liquid Assets Portfolio;
- The Voya Intermediate Bond Portfolio; and
- The Fixed Interest Allocation.

For Contracts issued prior to May 1, 2003, the Voya Intermediate Bond Portfolio is not designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

The ProFunds VP Rising Rates Opportunities Portfolio is also a Special Fund, but was closed to new allocations effective April 30, 2007. For Contracts issued prior to September 2, 2003, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

No investment options are currently designated as Excluded Funds.

The MGIB Rate is currently 7%. We may, at our discretion, discontinue offering this rate. The MGIB Rate is an annual effective rate.

**For a discussion of the charges we deduct under the MGIB rider, see "CHARGES AND FEES – *Optional Rider Charges*."**

Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:
- Your annuity income based on your contract value adjusted for any Market Value Adjustment **(see APPENDIX C)** on the MGIB Date applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
- Your annuity income based on your contract value adjusted for any Market Value Adjustment **(see APPENDIX C)** on the MGIB Date applied to the then-current income factors in effect for the annuity option you selected; and
- The MGIB annuity income based on your MGIB Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Base for any surrender charge, premium tax recovery and Market Value Adjustment **(see APPENDIX C)** that would otherwise apply at annuitization.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your Contract.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Base.

The MGIB Benefit Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of eligible premium (or contract value), and subsequently allocated eligible premiums, withdrawals and transfers. Contract value is used as the initial value if the rider is added after the contract date.

Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. The MGIB must be exercised in the 30-day period prior to any contract anniversary. At your request, the Company may in its discretion extend the latest contract annuity start date without extending the MGIB Date.

**Determining the MGIB Charge Base.** The MGIB Charge Base is the greater of the MGIB Rollup Base and the MGIB Ratchet Base.

1) The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), (b) and (c) where:
   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds; and
   (c) is the MGIB Rollup Base for Excluded Funds; and
2) The MGIB Ratchet Base is equal to the sum of (a) and (b) where:
   (a) is the MGIB Ratchet Base for Covered and Special Funds; and
   (b) is the MGIB Ratchet Base for Excluded Funds.

**Determining the MGIB Annuity Income.** On the MGIB Date, we calculate your MGIB annuity income as follows:

- **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Benefit Base and the MGIB Ratchet Benefit Base.

**Calculation of MGIB Rollup Benefit Base:**

**The MGIB Rollup Base** equals the lesser of the Maximum MGIB Base and the sum of 1), 2) and 3) where:
1) Is the MGIB Rollup Base for Covered Funds;
2) Is the MGIB Rollup Base for Special Funds; and
3) Is the contract value allocated to Excluded Funds.

The Maximum MGIB Base applicable to the MGIB Rollup Base is 300% of eligible premiums adjusted proportionally for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by Fund category.

**The MGIB Rollup Base allocated to Covered Funds** equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rollup Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Benefit Base reaching the Maximum MGIB Base, and at 0% thereafter.

**The MGIB Rollup Base allocated to Special Funds** equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base Allocated to Special Funds does not accumulate.

**The MGIB Rollup Base allocated to Excluded Funds** equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Benefit Base reaching the Maximum MGIB Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those added more than five years before the earliest MGIB Benefit Date. Premiums paid after that are excluded from the MGIB Rollup Base.

The MGIB Rollup Rate is currently 7%. We may, at our discretion, discontinue offering this rate. The MGIB Rollup Rate is an annual effective rate.

Withdrawals reduce the MGIB Rollup Base proportionally. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. For example, the value of the MGIB Rollup Base in Covered Funds after a withdrawal from one or more Covered Funds equals the value of the MGIB Rollup Base in Covered Funds before the withdrawal times the contract value in Covered Funds after the withdrawal divided by the contract value in Covered Funds before the withdrawal.

Net transfers from Covered Funds will reduce the MGIB Rollup Base allocated to Covered Funds proportionally. The resulting increase in the MGIB Rollup Base allocated to Special or Excluded Funds, as applicable, will equal the reduction in the MGIB Rollup Base allocated to Covered Funds.

Net transfers from Special Funds will reduce the MGIB Rollup Base allocated to Special Funds proportionally. The resulting increase in the MGIB Rollup Base allocated to Covered or Excluded Funds, as applicable, will equal the reduction in the MGIB Rollup Base allocated to Special Funds.

Net transfers from Excluded Funds will reduce the MGIB Rollup Base allocated to Excluded Funds proportionally. The resulting increase in the MGIB Rollup Base allocated to Covered or Special Funds, as applicable, will equal the lesser of the net contract value transferred and the change in the MGIB Rollup Base allocated to Excluded Funds.

**Calculation of MGIB Ratchet Benefit Base:**

**The MGIB Ratchet Benefit Base** equals the sum of 1) and 2) where:
1) Is the MGIB Ratchet Base for Covered Funds and Special Funds; and
2) Is the contract value for Excluded Funds.

**The MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds equals:**
1) On the rider date, eligible premiums, or the contract value, if applicable, allocated to Covered Funds, Special Funds and Excluded Funds;
2) On each "quarterly anniversary date" prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds is set equal to the greater of:
   (a) the current contract value allocated to Covered Funds, Special Funds and Excluded Funds (after any deductions occurring on that date); and
   (b) the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds from the most recent prior quarterly anniversary date, adjusted for any new eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds, and transfers.
3) At other times, the MGIB Ratchet Base for Covered Funds, Special Funds or Excluded Funds is the MGIB Ratchet Base from the prior quarterly anniversary date, adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds, and transfers.

**The MGIB Ratchet Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Ratchet Benefit Base used to determine benefits.**

**Effect of Transfers on MGIB Ratchet Base.** Net transfers from Covered or Special Funds to Excluded Funds will reduce the MGIB Ratchet Base allocated to Covered and Special Funds proportionally. The resulting increase in the MGIB Ratchet Base allocated to Excluded Funds will equal the reduction in the MGIB Ratchet Base allocated to Covered and Special Funds.

Net transfers from Excluded Funds to Covered or Special Funds will reduce the MGIB Ratchet Base allocated to Excluded Funds proportionally. The resulting increase in the MGIB Ratchet Base allocated to Covered and Special Funds will equal the lesser of the net contract value transferred and the change in the MGIB Ratchet Base allocated to Excluded Funds.

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

- **Then we determine the MGIB annuity income by multiplying your MGIB Benefit Base (adjusted for any Market Value Adjustment, surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

**MGIB Income Options.** The following are the MGIB Income Options available under the MGIB Rider:
- Income for Life (Single Life or Joint with 100% Survivor) and 10-20 year certain;
- Income for a 20-30 year period certain; and
- Any other income plan offered by the Company in conjunction with the MGIB rider on the MGIB Benefit Date.

You may elect to have payments under the Income for Life and Income for a 20-30 year period certain MGIB Income Options increase annually at 1%, 2% or 3%.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the Rider. This option may only be exercised in the 30 day period prior to a contract anniversary. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a proportional basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize under the Contract without regard to the rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and rider values.

**Purchase.** The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts.

**The MGIB Date.** Your MGIB Date is the next contract anniversary occurring after the rider date when you decide to exercise your right to annuitize under the MGIB rider, or any other special exercise date that we may make available upon prior written notice.

**No Change of Annuitant.** Once you purchase the MGIB rider, the annuitant may not be changed except for the following exception. If an annuitant who is not a contract owner dies prior to annuitization, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Base is unaffected and continues to accumulate.

**Notification.** On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

**The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using contract values that may be higher than the MGIB annuity benefit.**

**The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.**

## *Minimum Guaranteed Withdrawal Benefit Rider ("MGWB")*

The MGWB rider, marketed under the name, Voya PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments equal to all premium payments paid during the first two contract years ("Eligible Payment Amount") adjusted for any prior withdrawals. To maintain this guarantee, withdrawals in any contract year may not exceed 7% of your adjusted Eligible Payment Amount. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. **For a discussion of the charges we deduct under the MGWB rider, see "CHARGES AND FEES – *Optional Rider Charges*."** Each payment you receive under the MGWB rider will be taxed as a withdrawal and may be subject to a penalty tax. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS" for more information.** Your original Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

- Your premium payments received during the first two contract years, if you purchased the MGWB rider on the contract date; otherwise
- Your contract value on the rider date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the rider date.

**The MGWB Withdrawal Account.** The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments under the MGWB rider. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount, tracked separately for Covered and Excluded Funds, adjusted for any withdrawals and transfers between Covered and Excluded Funds. **The MGWB Withdrawal Account equals the sum of: (1) the MGWB Withdrawal Account allocated to Covered Funds, and (2) the lesser of (a) the MGWB Withdrawal Account allocated to Excluded Funds and (b) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account.**

No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

Withdrawals of up to 7% per year of the Eligible Payment Amount will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal for Covered Funds and proportionally for Excluded Funds, based on the source of the withdrawal. Any withdrawals greater than the 7% per year of the Eligible Payment Amount will cause a reduction in the MGWB Withdrawal Account of the Covered and Excluded Funds, by the proportion that the withdrawal bears to the contract value in Covered and Excluded Funds, respectively, at the time of the withdrawal. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds. Any withdrawals greater than 7% per year of the Eligible Payment Amount will also cause a reduction in the Eligible Payment Amount by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds on a proportional basis. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds on a proportional basis. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds or the net contract value transferred.

**Guaranteed Withdrawal Status.** You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. **See "WITHDRAWALS."** However, making any withdrawals in any year greater than 7% per year of the Eligible Payment Amount will reduce the Eligible Payment Amount for future withdrawals and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:
- Your contract value is greater than zero;
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

**Automatic Periodic Benefit Status.** Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or 7% annually of your Eligible Payment Amount, until the earliest of: (1) your Contract's latest annuity start date; (2) the death of the owner; or (3) your MGWB Withdrawal Account is exhausted. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of: (1) payment of all MGWB periodic payments; (2) payment of the Commuted Value (defined below); or (3) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

**Death Benefit During Automatic Periodic Benefit Status.** The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

**Purchase.** To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

**For a discussion of the charges we deduct under the MGWB rider, see "CHARGES AND FEES – *Optional Rider Charges*."** Each payment you receive under the MGWB rider will be taxed as a withdrawal and may be subject to a penalty tax. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS" for more information.**

## Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of contract values allocated to investment portfolios of the funds affiliated with Voya. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact Customer Service or your registered representative.

# WITHDRAWALS

Except under certain qualified Contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner. If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of the withdrawal less any withdrawals during that contract year.

You need to submit to us a request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal on a proportional basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax and/or legal adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at Customer Service. The contract value may be more or less than the premium payments made.

If the aggregate percentage cap on allocations to the Restricted Funds has been exceeded, any subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. If a requested withdrawal would cause the percentage cap to be exceeded, the amount of the withdrawal in excess of the cap would be taken proportionally from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders will be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

## Regular Withdrawals

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. **See APPENDIX C and the Fixed Account I prospectus for more information on the application of Market Value Adjustment.**

## Systematic Withdrawals

You may choose to receive automatic systematic withdrawal payments:  (1) from the contract value in the subaccounts in which you are invested; or (2) from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken proportionally from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non-proportional basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a proportional basis from all subaccounts in which contract value is invested.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicted the date, your systematic withdrawals will occur on the next business day after your contract date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be:  (1) a fixed dollar amount; or (2) an amount based on a percentage of your contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

| Frequency | Maximum Percentage of Contract Value |
|---|---|
| Monthly | 1.25% |
| Quarterly | 3.75% |
| Annually | 15.00% |

Your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of your contract value and the amount to be withdrawn based on that percentage would be less than $100, we will contact you and seek alternative instructions. Unless you provide alternative instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and nonqualified stretch payments will be reported on the same basis as other systematic withdrawals.

**Fixed Dollar Systematic Withdrawal Feature**

You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) of the Tax Code. You choose the amount of the fixed systematic withdrawals, which may total up to a maximum of 15% of your contract value as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustments when they exceed the applicable maximum percentage.

## *IRA Withdrawals*

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your contract date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. **For information regarding the calculation and choices you have, see the SAI.** Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

**Consult your tax and/or legal adviser regarding the tax consequences associated with taking withdrawals.** You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

## TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. **See "THE ANNUITY CONTRACT – *Optional Riders*."**

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify Customer Service and all other administrative requirements must be met. We will determine transfer values at the end of the business day on which we receive the transfer request at Customer Service. If we receive your transfer request after 4 p.m. eastern time or the close of regular trading of the NYSE, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

## *Limits on Frequent or Disruptive Transfers*

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

**Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.**

**Excessive Trading Policy.** We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new premium payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to the Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

## Dollar Cost Averaging

You may elect to participate in our dollar cost averaging program through either the Voya Government Liquid Assets Portfolio subaccount or a Fixed Interest Allocation, subject to availability, starting 30 days after the contract date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer dollar cost averaging Fixed Interest Allocations for durations of six months and one year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a dollar cost averaging Fixed Interest Allocation and there is money remaining in the dollar cost averaging Fixed Interest Allocation, we will transfer the remaining money to the Voya Government Liquid Assets subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the dollar cost averaging Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to Customer Service at least seven days before the next transfer date.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "**APPENDIX B – *The Investment Portfolios*.**" Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below:

- **Amount added to source account:** If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s);
- **Additional premium paid:** Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated proportionally to the Restricted Funds; and
- **Reallocation request is made while the dollar cost averaging program is active:** If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering dollar cost averaging Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

## *Automatic Rebalancing*

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. Transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in "**APPENDIX B – *The Investment Portfolios***." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken proportionally.

To participate in automatic rebalancing, send satisfactory notice to Customer Service. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a proportional basis. Additional premium payments and partial withdrawals made proportionally will not cause the automatic rebalancing program to terminate.

The Company may change or discontinue the automatic rebalancing program at any time.

## DEATH BENEFIT CHOICES

### *Death Benefit During the Accumulation Phase*

During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner, or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at Customer Service ("claim date"). If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future. If there is a beneficiary who is not the spouse of the contract owner, the value of the death benefit may be allocated to the Fixed Interest Division and earn a fixed rate of interest from the claim date until the date of payment. If the spouse is the sole beneficiary of the contract owner, the value of the death benefit will remain allocated to the investment options in which contract value is allocated on the claim date and may be subject to market performance, positive or negative, from the claim date until the date of payment. The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime. **See "*Systematic Withdrawals*," above.** A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Subject to the conditions and requirements of state law, unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. **This account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive death benefit distributions through this account may access the entire proceeds at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and the interest credited on the account may be less than under other settlement options. We will generally distribute death benefit proceeds within seven days after Customer Service has received sufficient information to make the payment. **For information on required distributions under federal income tax laws, you should see "Required Distributions Upon Contract Owner's Death."** At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option.

You may choose one of the following Death Benefits:  (1) the Standard Death Benefit; (2) the 7% Solution Enhanced Death Benefit; (3) the Annual Ratchet Enhanced Death Benefit or (4) the Max 7 Enhanced Death Benefit. The 7% Solution Enhanced Death Benefit, the Annual Ratchet Enhanced Death Benefit and the Max 7 Enhanced Death Benefit are available only if the contract owner or the annuitant (if the contract owner is not an individual) is not more than 79 years old at the time of purchase. The Enhanced Death Benefits are available only at the time you purchase your Contract. The Enhanced Death Benefits are not available where a Contract is owned by joint owners. If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

**Once you choose a death benefit, you cannot change it.** We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The MGWB rider may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:
- The contract value; and
- The cash surrender value.

The **Standard Death Benefit** equals the **greater** of:
- The Base Death Benefit; and
- The Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

The Standard MGDB allocated to Covered Funds equals premiums allocated to Covered Funds less proportional adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premiums allocated to Excluded Funds less proportional adjustments for any withdrawals and transfers. This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the Standard MGDB on a proportional basis. The percentage reduction in the Standard MGDB for each Fund category (i.e. Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.
- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds proportionally. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.
- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds proportionally. The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

**Enhanced Death Benefit Options.** Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected. We may, with 30 days' notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund or Excluded Fund may limit or reduce the Enhanced Death Benefit.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The **7% Solution Enhanced Death Benefit Element** is the greater of:
- The Standard Death Benefit; and
- The lesser of:
  - 3 times all premium payments, adjusted for withdrawals (the "cap"); or
  - the **sum of** the 7% Solution Minimum Guaranteed Death Benefit Element ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

For purposes of calculating the 7% Solution Enhanced Death Benefit, the following investment options are designated as Special Funds:
- The Voya Government Liquid Assets Portfolio;
- The Voya Intermediate Bond Portfolio; and
- The Fixed Interest Allocation.

For Contracts issued prior to May 1, 2003, the Voya Intermediate Bond Portfolio is not designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

For Contracts issued prior to September 2, 2003, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended. The Max 7 Enhanced Death Benefit available for some Contracts issued in 2001 or earlier allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of Minimum Guaranteed Death Benefit allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB proportionally. The percentage reduction in the 7% MGDB for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the Funds will reduce the 7% MGDB in the Funds proportionally.

The **Annual Ratchet Enhanced Death Benefit** equals the greater of:
- The Standard Death Benefit; and
- The Annual Ratchet Minimum Guaranteed Death Benefit ("Annual Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Annual Ratchet MGDB.

The Annual Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Covered Funds will be set to the greater of:
- The current contract value in Covered Funds (after deductions occurring as of that date); or
- The Annual Ratchet MGDB in Covered Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, and partial withdrawals attributable to Covered Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Covered Funds is equal to the Annual Ratchet MGDB in the Covered Funds from the last contract anniversary, adjusted for new premiums, and partial withdrawals attributable to Covered Funds, and transfers.

The Annual Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On the contract date, the Annual Ratchet MGDB allocated to Excluded Funds is equal to the premium allocated to Excluded Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Excluded Funds will be set to the greater of:

- The current contract value in Excluded Funds (after deductions occurring as of that date); and
- The Annual Ratchet MGDB in the Excluded Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums and partial withdrawals attributable to Excluded Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Excluded Funds is equal to the Annual Ratchet MGDB in the Excluded Funds from the last contract anniversary, adjusted for new premiums, and partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Annual Ratchet MGDB proportionally. This proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Special or Excluded Funds will reduce the 7% MGDB in Covered Funds proportionally. The increase in the 7% MGDB allocated to Special or Excluded Funds, as applicable, will equal the decrease in the 7% MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Annual Ratchet MGDB in Excluded Funds proportionally. The increase in the Annual Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Annual Ratchet MGDB in Excluded Funds.

The **Max 7 Enhanced Death Benefit** equals the greater of the 7% Solution Enhanced Death Benefit or the Annual Ratchet Enhanced Death Benefit described above. Each Enhanced Death Benefit is determined independently of the other at all times.

**Earnings Multiplier Benefit Rider.** The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) the Maximum Base; and (2) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and (2) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is proportional, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. **Please see "CHARGES AND FEES – Earnings Multiplier Benefit Charge" for a description of the charge.**

The rider is available for both nonqualified and qualified Contracts. **Please see the discussions of possible tax consequences in "FEDERAL TAX CONSIDERATIONS," "Individual Retirement Annuities ("IRA") and Roth IRA," "*Taxation of Qualified Contracts*," and "Tax Consequences of Living Benefits and Enhanced Death Benefits," in this prospectus.**

## Death Benefit During the Income Phase

If any contract owner or the annuitant dies after the annuity start date, the Company will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

## Continuation After Death – Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the Contract as his or her own, the following will apply:

- If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the addition to the Voya Government Liquid Assets subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values. Any addition to contract value is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the Contract elects to continue the Contract as his or her own;
- The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes;
- At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner. Any premiums paid later will be subject to any applicable surrender charge;
- If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Government Liquid Assets subaccount, or its successor; and
- The earnings multiplier benefit rider will continue if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: (1) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (2) computed as if the rider were added to the Contract after issue and after the increase; and (3) based on the Maximum Base and percentages in effect on the original rider date. However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

## Continuation After Death – Not a Spouse

If the beneficiary or surviving joint owner is not the spouse of the owner, the Contract may continue in force subject to the required distribution rules of the Tax Code. **See next section, "Required Distributions Upon Contract Owner's Death."**

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Voya Government Liquid Assets subaccount, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Government Liquid Assets subaccount, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

## Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a nonqualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified Contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows: (1) the death benefit must be completely distributed within five years of the contract owner's date of death; or (2) the beneficiary may elect, within the one-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that: (a) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (b) such distributions begin no later than one year after the contract owner's date of death.

Notwithstanding (1) and (2) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at Customer Service: (a) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (b) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (c) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (1) and (2) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the one-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners, we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

### Effect of MGWB on Death Benefit

If you die before Automatic Periodic Benefit Status under the MGWB rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death.

If you die during Automatic Periodic Benefit Status, the death benefit payable is your MGWB Withdrawal Account, which equals the sum of the remaining MGWB periodic payments. **Please see "*Minimum Guaranteed Withdrawal Benefit Rider*."**

## THE ANNUITY OPTIONS

### *Annuitization of Your Contract*

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option you chose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value, adjusted for any applicable Market Value Adjustment, on the annuity start date in accordance with the annuity option you chose. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate under applicable law), the total contract value applied to periodic income payments and the applicable payment rate. As a general rule, more frequent payments will result in smaller individual payments. Likewise, payments that are anticipated over a longer period of time will also result in smaller individual payments.

Our approval is needed for any option where:
- The person named to receive payment is other than the contract owner or beneficiary;
- The person named is not a natural person, such as a corporation; or
- Any income payment would be less than the minimum annuity income payment allowed.

## Selecting the Annuity Start Date

You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least three years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least three years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. **For more information, see "FEDERAL TAX CONSIDERATIONS" and the SAI.** For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax and/or legal adviser for tax advice before investing.

## Frequency of Annuity Payments

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

## Beneficiary Rights

A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

## *The Annuity Options*

We offer the four annuity options shown below. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although only fixed payments are currently available. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account. The MGIB annuity options available under the MGIB rider are different from the four options listed below. **For additional information, please see "THE ANNUITY CONTRACT – Minimum Guaranteed Income Benefit Rider – MGIB Income Options."**

**Option 1. Income for a Fixed Period.** Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

**Option 2. Income for Life with a Period Certain.** Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

**Option 3. Joint Life Income.** This option is available when there are two persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

**Option 4. Annuity Plan.** Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

## Payment When Named Person Dies

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and VIAC. The amounts we will pay are determined as follows:
* For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2;
* For Option 3, no amounts are payable after both named persons have died; and
* For Option 4, the annuity option agreement will state the amount we will pay, if any.

# OTHER CONTRACT PROVISIONS

## *Reports to Contract Owners*

We confirm purchase, transfer and withdrawal transactions usually within five business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify Customer Service of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

## Suspension of Payments

The Company reserves the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances: (1) on any business day when the NYSE is closed (except customary weekend and holiday closings); (2) when an emergency exists as determined by the SEC; or (3) during any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

## In Case of Errors in Your Application

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

## Assigning the Contract as Collateral

You may assign a nonqualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax and/or legal adviser for tax advice. You must give us satisfactory written notice to Customer Service in order to make or release an assignment. We are not responsible for the validity of any assignment.

## Contract Changes – Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law and to conform to applicable laws or governmental regulations. We will give you advance notice of such changes.

## Free Look

You may cancel your Contract within your ten-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to Customer Service or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period: (1) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account); and (2) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, and the potential positive or negative effect of the Market Value Adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Voya Government Liquid Assets subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

## Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

## Selling the Contract

Our affiliate, Directed Services LLC, One Orange Way, Windsor, Connecticut 06095 is the principal underwriter and distributor of the Contract as well as for our other contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by VIAC for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 8.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.0% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 8.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2017, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

- Morgan Stanley Smith Barney LLC;
- Wells Fargo Clearing Services, LLC;
- LPL Financial Corporation;
- Merrill Lynch, Pierce, Fenner & Smith Incorporated;
- Voya Financial Advisors, Inc.;
- UBS Financial Services;
- Raymond James Financial Services, Inc.;
- Cetera Advisor Networks LLC;
- Cetera Advisors LLC;
- Ameriprise Financial Services, Inc.;
- National Planning Corporation;
- Securities America, Inc.;
- Cambridge Investment Research Inc.;
- Raymond James and Associates Inc.;
- Commonwealth Equity Services, Inc.;
- Stifel Nicolaus and Company Incorporated;
- Wells Fargo Advisors Financial Network, LLC;
- Edward D. Jones & Co., L.P. dba Edward Jones;
- Woodbury Financial Services Inc.;
- Royal Alliance Associates Inc.;
- Kestra Investment Services, LLC;
- RBC Capital Markets LLC;
- First Allied Securities, Inc.;
- Directed Services LLC; and
- SII Investments Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

## OTHER INFORMATION

### *Order Processing*

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

### *Voting Rights*

We will vote the shares of a fund owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the investment portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least ten days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

## *State Regulation*

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

## *Legal Proceedings*

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Directed Services LLC's ability to distribute the Contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

# FEDERAL TAX CONSIDERATIONS

## *Introduction*

The Contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended, (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.**

## Types of Contracts:  **Nonqualified** or **Qualified**

The Contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified Contracts) or on a tax-qualified basis (qualified Contracts).

**Nonqualified Contracts.** Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your premium payments to a nonqualified Contract. Rather, nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

**Qualified Contracts.** Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(a), 403(b), 408, 408A or 457(b) of the Tax Code. Qualified Contracts may also be offered in connection with deferred compensation plans under Tax Code Section 457(f). **Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.**

**Roth Accounts.** Tax Code Section 402A allows employees of certain private employers offering 401(k) plans to contribute after-tax salary contributions to a Roth 401(k) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the Contract is issued, we will set up one or more accounts for you under the Contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

# *Taxation of Nonqualified Contracts*

## Taxation of Gains Prior to Distribution or Annuity Starting Date

**General.** Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a nonqualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the contract value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified Contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such requirements, and we reserve the right to modify your Contract as necessary to do so;

- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing Contracts. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a proportional share of the assets of the separate account;

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;

- **Non-Natural Owners of a Nonqualified Contract.** If the owner of the Contract is not a natural person (in other words, is not an individual), a nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the contract value over the "investment in the Contract" (generally, the premium payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and

- **Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

## Taxation of Distributions

**General.** When a withdrawal from a nonqualified Contract occurs before the Contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. A Market Value Adjustment, if applicable, could increase the contract value. Investment in the Contract is generally equal to the amount of all premium payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract (cost basis).

**10% Penalty Tax.** A distribution from a nonqualified Contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:

- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

**Tax-Free Exchanges.** Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982, and exchanged into the Contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

**Taxation of Annuity Payments.** Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity Contract, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

**Death Benefits.** Amounts may be distributed from a Contract because of your death or the death of the annuitant. Different distribution requirements apply if your death occurs:

- After you begin receiving annuity payments under the Contract; or
- Before you begin receiving such distributions.

If the your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed by August 31, 2023. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of the contract owner.

Generally, amounts distributed from a Contract because of your death or the death of the annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:

- If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:

- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some Contracts offer a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

**Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues.** A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a nonqualified Contract is treated as a distribution of such amount or portion. If the entire contract value is pledged or collaterally assigned, subsequent increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the Contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a nonqualified Contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the Contract at the time of the transfer. In such case, the transferee's investment in the Contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

**Multiple Contracts.** Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

**Net Investment Income Tax.** A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from nonqualified contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

**Withholding.** We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the Contract is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial Owner of the Contract or the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Contract.

## *Taxation of Qualified Contracts*

### Eligible Retirement Plans and Programs

The Contract may have been purchased with the following retirement plans and programs to accumulate retirement savings:

- **Sections 401(a), 401(k), Roth 401(k) and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contribution to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;
- **403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a Contract that will provide an annuity for the employee's retirement;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the Contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRA qualification requirements**; and
- **457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) plan or a 457(f) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. There is no further information specific to 457 plans in this prospectus.

The Company may offer or may have offered the Contract for use with certain other types of qualified plans. Please see your Contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

**Special Considerations for IRAs.** IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distribution from SIMPLE IRAs made within two years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

**Special Considerations for Roth IRAs.** Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA or eligible plan. Individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs, as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. Sales of a Contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the Contracts described in this prospectus for qualification as Roth IRAs and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRS qualification requirements.

## Taxation

The tax rules applicable to qualified Contracts vary according to the type of qualified Contract and the specific terms and conditions of the qualified Contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified Contract, or on income phase (i.e., annuity) payments from a qualified Contract, depends upon the type of qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Certain other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation.** The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral.** Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

## Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified Contract.

**401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans.** The total annual contributions (including pre-tax and Roth 401(k) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $55,000 (as indexed for 2018). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k) or 403(b) plan to generally no more than $18,500 (2018). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) contributions, premium payments to your account(s) will generally be excluded from your gross income. Roth 401(k) salary reduction contributions are made on an after-tax basis.

**Catch-up Contributions.** Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k) or 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

**Traditional and Roth IRAs.** You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2018, the contribution to your traditional IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2018, the contribution to a Roth IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

## Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, income phase (i.e., annuity) payments and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

**Section 401(a), 401(k), 403(a) and 403(b) Plans.** Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

**IRAs.** All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

**10% Additional Tax.** The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans). The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA to amounts transferred from a qualified plan or IRA.

Exceptions to the 10% additional tax apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

Additional exceptions may apply to distributions from a qualified plan if:

- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

**Qualified Distributions − Roth 401(k) and Roth IRAs.** A partial or full distribution of premium payments to a Roth 401(k) or a Roth IRA account and earnings credited on those premium payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the **"In-Plan Roth Rollovers"** section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k) or Roth IRA is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  > The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  > If a rollover contribution was made from a designated Roth account previously established for your under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  > The first taxable year in which you made an in-plan Roth rollover or non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

## Distributions – Eligibility

**401(a) Pension Plans.** Subject to the terms of your 401(a) pension plan, distributions may generally only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

**401(k) and Roth 401(k) Plans.** Subject to the term of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may generally only occur upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

**403(b) Plans.** Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may generally only occur upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2018 and earlier, contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request to confirm with your 403(b) plan sponsor or otherwise, that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

## Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- The start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:

- Under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

**Time Period.** We must pay out distributions from the Contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

**Roth IRAs.** Required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

## Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after the date you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death, reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the Contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed to the designated beneficiary by December 31, 2023. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If your death occurs before the date you begin receiving required minimum distributions under the contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

**No Designated Beneficiary.** If your death occurs before the date you begin receiving required minimum distributions under the Contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only).** In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

## Withholding

Any taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

**401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans.** Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**IRAs and Roth IRAs.** Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

**Non Resident Aliens.** If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

## In-Plan Roth Rollovers

Tax Code Section 401(k) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) – and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the Contract is issued and provided the plan offers a Roth 401(k) account, non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of premium payments made by salary reduction to a Roth account and earnings credited on those premium payments, as described above) will be excludable from income if it is a qualified distribution as defined in the **"Qualified Distributions – Roth 401(k) and Roth IRAs"** section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

**Due to administrative complexity, certain in-plan Roth rollovers may not be available through the Contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.**

## Assignment and Other Transfers

**401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans.** Your beneficial interest in the Contract may not be assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

**IRAs and Roth IRAs.** The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

## Tax Consequences of Living Benefits and Enhanced Death Benefits

**Living Benefits.** Except as otherwise noted below, when a full or partial withdrawal from a Contract occurs under a Voya LifePay Plus or Voya Joint LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Voya LifePay Plus or Voya Joint LifePay Plus rider, as well as any applicable Market Value Adjustment, could increase the contract value that applies. Thus, the income on the Contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax and/or legal adviser about the tax consequences of living benefits.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the Voya LifePay Plus or Voya Joint LifePay Plus rider are designed to be treated as annuity payments for withholding and tax reporting purposes. A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the Voya LifePay Plus or Voya Joint LifePay Plus rider, causing a proportional reduction of the Voya LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

**Enhanced Death Benefits.** The Contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax adviser about the tax consequences of enhanced death benefits.

**Same-Sex Marriages**

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's Death Benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

## Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

## Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

# APPENDIX A

## *Condensed Financial Information*

**Except for subaccounts which did not commence operations as of December 31, 2017, the following tables show the Condensed Financial Information (accumulation unit values and number of units outstanding for the indicated periods) for each subaccount of Separate Account B under the Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017, are not reflected in the following information. Complete information is available in the SAI. Contact Customer Service to obtain your copy of the SAI free of charge.**

### Separate Account Annual Charges of 1.25%

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)** | | | | | | | | | | |
| Value at beginning of period | $12.20 | $11.90 | $12.17 | $12.09 | $10.70 | $9.86 | $10.36 | $9.55 | $8.00 | $9.58 |
| Value at end of period | $13.70 | $12.20 | $11.90 | $12.17 | $12.09 | $10.70 | $9.86 | $10.36 | $9.55 | $8.00 |
| Number of accumulation units outstanding at end of period | 46,104 | 62,710 | 84,943 | 97,304 | 93,208 | 126,796 | 133,680 | 109,103 | 45,478 | 19,888 |
| **COLUMBIA SMALL CAP VALUE FUND VS (CLASS II)** | | | | | | | | | | |
| Value at beginning of period | $36.06 | $27.51 | $29.73 | $29.22 | $22.07 | $20.09 | $21.68 | $17.36 | $14.06 | $19.82 |
| Value at end of period | $40.59 | $36.06 | $27.51 | $29.73 | $29.22 | $22.07 | $20.09 | $21.68 | $17.36 | $14.06 |
| Number of accumulation units outstanding at end of period | 1,542 | 2,359 | 2,359 | 2,504 | 3,520 | 4,950 | 7,319 | 7,580 | 7,961 | 9,230 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $14.54 | $13.42 | $13.65 | $12.40 | $9.68 | $9.94 | $8.72 | $7.84 | $6.39 | $10.37 |
| Value at end of period | $17.13 | $14.54 | $13.42 | $13.65 | $12.40 | $9.68 | $8.61 | $8.72 | $7.84 | $6.39 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 2,752 | 2,766 | 0 | 0 | 0 | 107 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $10.13 | $9.51 | $10.81 | $11.98 | $9.97 | $8.66 | $9.63 | $9.50 | $7.27 | $13.15 |
| Value at end of period | $11.97 | $10.13 | $9.51 | $10.81 | $11.98 | $9.97 | $8.66 | $9.63 | $9.50 | $7.27 |
| Number of accumulation units outstanding at end of period | 1,761 | 2,400 | 6,113 | 6,211 | 6,318 | 7,085 | 11,570 | 7,302 | 7,337 | 7,465 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| Value at beginning of period | $2.07 | $2.21 | $2.28 | $3.30 | $2.87 | $3.13 | $5.06 | $6.11 | $4.68 | $7.64 |
| Value at end of period | $1.80 | $2.07 | $2.21 | $2.28 | $3.30 | $2.87 | $3.13 | $5.06 | $6.11 | $4.68 |
| Number of accumulation units outstanding at end of period | 149 | 149 | 150 | 2,622 | 5,755 | 12,632 | 8,180 | 6,149 | 6,889 | 7,279 |
| **VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $8.91 | $9.01 | $9.57 | $10.72 | $8.66 | $7.19 | $9.57 | $9.81 | $9.99 | |
| Value at end of period | $10.89 | $8.91 | $9.01 | $9.57 | $10.72 | $8.66 | $7.19 | $8.81 | $9.81 | |
| Number of accumulation units outstanding at end of period | 407 | 8,112 | 10,182 | 4,301 | 4,739 | 2,551 | 934 | 0 | 1,284 | |
| **VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.42 | $11.76 | $12.84 | $13.96 | $11.89 | $10.45 | $11.17 | $10.27 | $10.28 | |
| Value at end of period | $13.72 | $11.42 | $11.76 | $12.84 | $13.96 | $11.89 | $10.45 | $11.04 | $10.27 | |
| Number of accumulation units outstanding at end of period | 1,324 | 1,325 | 1,325 | 1,324 | 1,324 | 0 | 71 | 0 | 498 | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.30 | $9.86 | $10.24 | $9.89 | $8.81 | $7.75 | $8.16 | $7.81 | $6.09 | $9.68 |
| Value at end of period | $12.55 | $10.30 | $9.86 | $10.24 | $9.89 | $8.81 | $7.75 | $8.16 | $7.81 | $6.09 |
| Number of accumulation units outstanding at end of period | 117,241 | 144,896 | 165,852 | 22,124 | 19,880 | 29,742 | 44,878 | 31,323 | 44,930 | 24,117 |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)** | | | | | | | | | | |
| (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | $9.12 | $8.76 | $9.45 | | | | | | | |
| Value at end of period | $11.07 | $9.12 | $8.76 | | | | | | | |
| Number of accumulation units outstanding at end of period | 727 | 2,277 | 3,093 | | | | | | | |
| **VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $10.69 | $10.16 | $10.68 | $10.58 | | | | | | |
| Value at end of period | $12.09 | $10.69 | $10.16 | $10.68 | | | | | | |
| Number of accumulation units outstanding at end of period | 8,453 | 10,364 | 14,364 | 18,854 | | | | | | |
| **VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.04 | $16.23 | $16.43 | $16.63 | $16.84 | $17.06 | $17.26 | $17.48 | $17.65 | $17.45 |
| Value at end of period | $15.90 | $16.04 | $16.23 | $16.43 | $16.63 | $16.84 | $17.06 | $17.26 | $17.48 | $17.65 |
| Number of accumulation units outstanding at end of period | 311,235 | 332,911 | 305,811 | 311,863 | 432,212 | 432,333 | 495,767 | 654,563 | 823,111 | 1,075,453 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $15.94 | $14.78 | $15.24 | $14.01 | $10.90 | $9.58 | $9.99 | | | |
| Value at end of period | $18.86 | $15.94 | $14.78 | $15.24 | $14.01 | $10.90 | $9.58 | | | |
| Number of accumulation units outstanding at end of period | 270,261 | 351,463 | 408,515 | 523,130 | 624,045 | 777,920 | 1,026,100 | | | |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.57 | $13.48 | $13.88 | $12.72 | $9.89 | $8.67 | $8.82 | $7.85 | $6.11 | $9.51 |
| Value at end of period | $17.27 | $14.57 | $13.48 | $13.88 | $12.72 | $9.89 | $8.67 | $8.82 | $7.85 | $6.11 |
| Number of accumulation units outstanding at end of period | 84,304 | 125,992 | 139,901 | 149,992 | 189,762 | 203,583 | 242,256 | 166,429 | 179,700 | 58,152 |
| **VOYA HANG SENG INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $14.03 | $13.79 | $14.74 | $14.43 | $14.07 | $11.10 | $13.78 | $12.98 | $10.86 | |
| Value at end of period | $19.31 | $14.03 | $13.79 | $14.74 | $14.43 | $14.07 | $11.10 | $13.78 | $12.98 | |
| Number of accumulation units outstanding at end of period | 3,471 | 10,376 | 16,758 | 4,719 | 5,457 | 7,064 | 8,328 | 28,020 | 9,425 | |
| **VOYA HIGH YIELD PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.58 | $18.18 | $18.79 | $18.81 | $18.03 | $16.01 | $15.53 | $13.76 | $9.33 | $12.20 |
| Value at end of period | $21.58 | $20.58 | $18.18 | $18.79 | $18.81 | $18.03 | $16.01 | $15.53 | $13.76 | $9.33 |
| Number of accumulation units outstanding at end of period | 64,240 | 97,756 | 120,073 | 150,407 | 154,674 | 178,151 | 201,810 | 181,198 | 184,808 | 235,758 |
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.62 | $16.23 | $16.33 | $14.56 | $11.12 | $9.87 | $10.02 | $8.93 | $7.35 | $11.90 |
| Value at end of period | $21.64 | $17.62 | $16.23 | $16.33 | $14.56 | $11.12 | $9.87 | $10.02 | $8.93 | $7.35 |
| Number of accumulation units outstanding at end of period | 14,353 | 15,887 | 17,575 | 25,471 | 32,381 | 41,733 | 65,532 | 49,367 | 76,821 | 81,989 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $27.12 | $23.30 | $24.09 | $22.32 | $16.84 | $14.53 | $14.92 | $12.43 | $9.57 | $15.57 |
| Value at end of period | $30.34 | $27.12 | $23.30 | $24.09 | $22.32 | $16.84 | $14.53 | $14.92 | $12.43 | $9.57 |
| Number of accumulation units outstanding at end of period | 17,446 | 20,595 | 24,270 | 29,348 | 38,751 | 50,984 | 82,774 | 81,101 | 94,168 | 115,067 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $26.86 | $21.42 | $22.47 | $21.62 | $15.39 | $13.89 | $14.21 | $11.75 | $9.55 | $14.58 |
| Value at end of period | $29.07 | $26.86 | $21.42 | $22.47 | $21.62 | $15.39 | $13.89 | $14.21 | $11.75 | $9.55 |
| Number of accumulation units outstanding at end of period | 8,705 | 10,553 | 13,768 | 16,326 | 24,379 | 33,413 | 57,544 | 60,478 | 72,831 | 78,223 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.15 | $15.70 | $15.86 | $15.08 | $15.33 | $14.23 | $13.43 | $12.42 | $11.30 | $12.53 |
| Value at end of period | $16.71 | $16.15 | $15.70 | $15.86 | $15.08 | $15.33 | $14.23 | $13.43 | $12.42 | $11.30 |
| Number of accumulation units outstanding at end of period | 431,061 | 576,929 | 619,303 | 769,986 | 285,265 | 337,270 | 339,798 | 374,616 | 399,908 | 410,808 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $9.37 | $9.45 | $9.71 | $10.19 | | | | | | |
| Value at end of period | $11.49 | $9.37 | $9.45 | $9.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 228,765 | 271,588 | 291,408 | 367,345 | | | | | | |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $8.83 | $8.90 | $9.11 | $9.83 | $8.22 | $7.02 | $8.12 | $7.64 | $7.05 | |
| Value at end of period | $10.86 | $8.83 | $8.90 | $9.11 | $9.83 | $8.22 | $7.02 | $8.12 | $7.64 | |
| Number of accumulation units outstanding at end of period | 3,187 | 5,761 | 8,245 | 10,241 | 13,923 | 17,070 | 28,671 | 27,888 | 35,562 | |
| **VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | $12.79 | $12.58 | $11.53 | $12.35 | $10.02 | $9.43 | $11.07 | $9.76 | | |
| Value at end of period | $15.84 | $12.79 | $12.58 | $11.53 | $12.35 | $10.02 | $9.43 | $11.07 | | |
| Number of accumulation units outstanding at end of period | 788 | 937 | 17,536 | 17,545 | 1,907 | 181 | 261 | 186 | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during May 2012) | | | | | | | | | | |
| Value at beginning of period | $15.81 | $15.49 | $14.84 | $13.29 | $10.33 | $9.69 | | | | |
| Value at end of period | $20.14 | $15.81 | $15.49 | $14.84 | $13.29 | $10.33 | | | | |
| Number of accumulation units outstanding at end of period | 338,109 | 443,639 | 499,779 | 612,144 | 740,168 | 910,276 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $25.60 | $25.00 | $23.86 | $21.31 | $16.52 | $14.20 | $14.07 | $12.47 | $8.86 | $12.39 |
| Value at end of period | $32.72 | $25.60 | $25.00 | $23.86 | $21.31 | $16.52 | $14.20 | $14.07 | $12.47 | $8.86 |
| Number of accumulation units outstanding at end of period | 172,967 | 234,322 | 277,448 | 326,475 | 252,105 | 44,021 | 43,272 | 19,306 | 8,260 | 2,608 |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $16.78 | $14.96 | $15.89 | $14.67 | $11.37 | $10.07 | $10.05 | | | |
| Value at end of period | $18.77 | $16.78 | $14.96 | $15.89 | $14.67 | $11.37 | $10.07 | | | |
| Number of accumulation units outstanding at end of period | 146,402 | 181,208 | 212,480 | 225,827 | 148,442 | 28,371 | 31,803 | | | |
| **VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $23.49 | $23.48 | $23.65 | $23.78 | $23.92 | $23.86 | $23.89 | $23.45 | $22.16 | $22.50 |
| Value at end of period | $23.47 | $23.49 | $23.48 | $23.65 | $23.78 | $23.92 | $23.86 | $23.89 | $23.45 | $22.16 |
| Number of accumulation units outstanding at end of period | 8,108 | 11,596 | 12,147 | 18,625 | 19,067 | 25,700 | 43,767 | 50,499 | 62,476 | 72,204 |
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.13 | $18.10 | $18.29 | $17.06 | $13.12 | $11.66 | $11.90 | $9.27 | $6.66 | $10.83 |
| Value at end of period | $23.57 | $19.13 | $18.10 | $18.29 | $17.06 | $13.12 | $11.66 | $11.90 | $9.27 | $6.66 |
| Number of accumulation units outstanding at end of period | 142,794 | 80,166 | 89,330 | 102,361 | 125,091 | 93,137 | 115,862 | 130,284 | 164,493 | 183,121 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.77 | $17.51 | $17.83 | $15.70 | $12.20 | $11.21 | $11.89 | $10.39 | $8.48 | $13.15 |
| Value at end of period | $22.50 | $18.77 | $17.51 | $17.83 | $15.70 | $12.20 | $11.21 | $11.89 | $10.39 | $8.48 |
| Number of accumulation units outstanding at end of period | 6,940 | 8,734 | 10,343 | 11,994 | 13,812 | 19,695 | 37,100 | 39,556 | 37,919 | 38,598 |
| **VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.70 | $10.35 | $10.57 | $10.11 | $9.81 | $9.20 | $8.86 | $8.32 | $8.25 | |
| Value at end of period | $11.39 | $10.70 | $10.35 | $10.57 | $10.11 | $9.81 | $9.20 | $8.86 | $8.32 | |
| Number of accumulation units outstanding at end of period | 225,596 | 255,493 | 256,570 | 220,567 | 225,905 | 267,335 | 218,623 | 313,416 | 177,020 | |
| **VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $14.05 | $13.26 | $13.71 | $13.18 | $11.25 | $10.08 | $10.33 | $9.38 | $9.22 | |
| Value at end of period | $16.19 | $14.05 | $13.26 | $13.71 | $13.18 | $11.25 | $10.08 | $10.33 | $9.38 | |
| Number of accumulation units outstanding at end of period | 667,634 | 811,015 | 912,167 | 1,043,824 | 1,371,454 | 1,572,082 | 1,712,415 | 2,198,626 | 2,496,597 | |
| **VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $14.06 | $13.33 | $13.72 | $13.15 | $11.50 | $10.44 | $10.56 | $9.63 | $9.50 | |
| Value at end of period | $15.91 | $14.06 | $13.33 | $13.72 | $13.15 | $11.50 | $10.44 | $10.56 | $9.63 | |
| Number of accumulation units outstanding at end of period | 802,590 | 953,035 | 1,082,646 | 1,458,338 | 1,728,534 | 2,081,342 | 2,214,578 | 2,602,054 | 2,859,154 | |
| **VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.43 | $12.86 | $13.23 | $12.73 | $11.71 | $10.76 | $10.67 | $9.86 | $9.75 | |
| Value at end of period | $14.83 | $13.43 | $12.86 | $13.23 | $12.73 | $11.71 | $10.76 | $10.67 | $9.86 | |
| Number of accumulation units outstanding at end of period | 586,330 | 656,649 | 760,885 | 881,829 | 1,029,267 | 1,267,525 | 1,378,837 | 1,436,677 | 1,531,154 | |
| **VOYA RUSSELL[TM] LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $26.33 | $25.08 | $23.66 | $21.24 | $16.34 | $14.48 | $14.11 | $12.70 | $10.85 | |
| Value at end of period | $34.05 | $26.33 | $25.08 | $23.66 | $21.24 | $16.34 | $14.48 | $14.11 | $12.70 | |
| Number of accumulation units outstanding at end of period | 25,183 | 34,782 | 37,886 | 37,476 | 46,337 | 44,068 | 43,898 | 28,032 | 31,979 | |
| **VOYA RUSSELL[TM] LARGE CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.55 | $15.13 | $15.05 | $13.54 | $10.40 | $9.14 | $9.06 | $8.19 | $6.72 | $10.31 |
| Value at end of period | $19.98 | $16.55 | $15.13 | $15.05 | $13.54 | $10.40 | $9.14 | $9.06 | $8.19 | $6.72 |
| Number of accumulation units outstanding at end of period | 79,511 | 108,639 | 105,746 | 113,941 | 213,344 | 194,260 | 236,511 | 231,934 | 404,145 | 126,808 |
| **VOYA RUSSELL[TM] LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $24.33 | $21.37 | $22.48 | $20.29 | $15.63 | $13.65 | $13.75 | $12.53 | $10.80 | |
| Value at end of period | $27.20 | $24.33 | $21.37 | $22.48 | $20.29 | $15.63 | $13.65 | $13.75 | $12.53 | |
| Number of accumulation units outstanding at end of period | 31,723 | 37,826 | 42,591 | 26,209 | 30,825 | 47,196 | 54,039 | 57,219 | 56,116 | |
| **VOYA RUSSELL[TM] MID CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $26.90 | $25.51 | $26.03 | $23.73 | $17.81 | $15.62 | $16.17 | $13.01 | $10.83 | |
| Value at end of period | $33.04 | $26.90 | $25.51 | $26.03 | $23.73 | $17.81 | $15.62 | $16.17 | $13.01 | |
| Number of accumulation units outstanding at end of period | 28,770 | 32,759 | 37,288 | 34,340 | 45,034 | 53,479 | 59,173 | 80,860 | 97,790 | |
| **VOYA RUSSELL[TM] MID CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.27 | $16.36 | $17.09 | $15.39 | $11.64 | $10.10 | $10.44 | $8.47 | $6.14 | $10.49 |
| Value at end of period | $21.23 | $18.27 | $16.36 | $17.09 | $15.39 | $11.64 | $10.10 | $10.44 | $8.47 | $6.14 |
| Number of accumulation units outstanding at end of period | 20,760 | 27,806 | 23,746 | 23,563 | 90,428 | 44,333 | 49,569 | 19,620 | 13,324 | 15,576 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.59 | $15.58 | $16.57 | $16.04 | $11.73 | $10.26 | $10.84 | $8.71 | $6.98 | $10.21 |
| Value at end of period | $20.93 | $18.59 | $15.58 | $16.57 | $16.04 | $11.73 | $10.26 | $10.84 | $8.71 | $6.98 |
| Number of accumulation units outstanding at end of period | 15,303 | 18,894 | 15,982 | 25,112 | 106,649 | 31,564 | 43,607 | 48,577 | 40,797 | 49,477 |
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.93 | $15.16 | $15.52 | $14.92 | $10.89 | $9.60 | $9.67 | $7.41 | $5.74 | $8.89 |
| Value at end of period | $19.80 | $16.93 | $15.16 | $15.52 | $14.92 | $10.89 | $9.60 | $9.67 | $7.41 | $5.74 |
| Number of accumulation units outstanding at end of period | 11,344 | 11,571 | 14,318 | 15,811 | 19,736 | 19,245 | 16,849 | 18,978 | 19,495 | 20,110 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.37 | $16.61 | $17.00 | $16.20 | $11.94 | $10.58 | $11.01 | $8.99 | $7.16 | $9.41 |
| Value at end of period | $22.33 | $20.37 | $16.61 | $17.00 | $16.20 | $11.94 | $10.58 | $11.01 | $8.99 | $7.16 |
| Number of accumulation units outstanding at end of period | 6,538 | 6,009 | 6,544 | 8,294 | 18,609 | 30,844 | 36,646 | 25,619 | 15,014 | 12,098 |
| **VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2015) | | | | | | | | | | |
| Value at beginning of period | $10.07 | $9.60 | $10.03 | | | | | | | |
| Value at end of period | $11.75 | $10.07 | $9.60 | | | | | | | |
| Number of accumulation units outstanding at end of period | 297,334 | 374,885 | 456,365 | | | | | | | |
| **VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.97 | $11.87 | $12.02 | $11.54 | $12.03 | $11.76 | $11.13 | $10.64 | $10.21 | $9.90 |
| Value at end of period | $12.17 | $11.97 | $11.87 | $12.02 | $11.54 | $12.03 | $11.76 | $11.13 | $10.64 | $10.21 |
| Number of accumulation units outstanding at end of period | 23,484 | 39,829 | 42,577 | 43,646 | 54,312 | 62,663 | 83,355 | 91,062 | 87,442 | 72,701 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.90 | $20.09 | $21.42 | $20.79 | $15.16 | $12.83 | $12.71 | $10.18 | $7.62 | $13.14 |
| Value at end of period | $26.46 | $20.90 | $20.09 | $21.42 | $20.79 | $15.16 | $12.83 | $12.71 | $10.18 | $7.62 |
| Number of accumulation units outstanding at end of period | 28,363 | 33,583 | 40,581 | 50,621 | 74,992 | 83,063 | 94,226 | 96,813 | 104,384 | 98,513 |
| **VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.52 | $11.26 | $11.71 | $11.56 | $12.83 | $12.21 | $11.04 | $10.60 | $9.97 | |
| Value at end of period | $11.66 | $11.52 | $11.26 | $11.71 | $11.56 | $12.83 | $12.21 | $11.04 | $10.60 | |
| Number of accumulation units outstanding at end of period | 49,604 | 33,242 | 36,880 | 36,516 | 78,265 | 209,102 | 127,882 | 142,911 | 37,847 | |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.09 | $14.18 | $14.60 | $12.99 | $12.68 | $10.22 | $10.93 | $9.54 | $7.24 | $12.48 |
| Value at end of period | $15.37 | $14.09 | $14.18 | $14.60 | $12.99 | $12.68 | $10.22 | $10.93 | $9.54 | $7.24 |
| Number of accumulation units outstanding at end of period | 28,407 | 31,433 | 41,277 | 45,891 | 49,639 | 48,915 | 60,194 | 84,455 | 89,612 | 99,999 |
| **VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $116.02 | $112.70 | $110.86 | $86.44 | $85.76 | $75.17 | $69.52 | $55.00 | $40.99 | $67.51 |
| Value at end of period | $120.51 | $116.02 | $112.70 | $110.86 | $86.44 | $85.76 | $75.17 | $69.52 | $55.00 | $40.99 |
| Number of accumulation units outstanding at end of period | 7,785 | 8,955 | 10,593 | 12,305 | 15,365 | 21,651 | 27,477 | 31,594 | 42,205 | 49,340 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.66 | $15.57 | $15.31 | $13.74 | $10.33 | $9.31 | $9.90 | $8.94 | $6.88 | $11.46 |
| Value at end of period | $20.01 | $16.66 | $15.57 | $15.31 | $13.74 | $10.33 | $9.31 | $9.90 | $8.94 | $6.88 |
| Number of accumulation units outstanding at end of period | 52,952 | 60,420 | 63,872 | 79,298 | 100,693 | 115,289 | 123,908 | 150,779 | 157,889 | 159,880 |
| **VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.34 | $15.01 | $15.66 | $15.20 | $11.00 | $9.75 | $10.15 | $8.20 | $6.66 | $10.23 |
| Value at end of period | $20.09 | $18.34 | $15.01 | $15.66 | $15.20 | $11.00 | $9.75 | $10.15 | $8.20 | $6.66 |
| Number of accumulation units outstanding at end of period | 18,045 | 20,321 | 24,972 | 27,626 | 36,108 | 46,327 | 51,720 | 59,404 | 70,614 | 77,932 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® FRANKLIN INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.72 | $13.76 | $14.89 | $14.36 | $12.68 | $11.40 | $11.26 | $10.10 | $7.74 | $11.09 |
| Value at end of period | $17.13 | $15.72 | $13.76 | $14.89 | $14.36 | $12.68 | $11.40 | $11.26 | $10.10 | $7.74 |
| Number of accumulation units outstanding at end of period | 170,082 | 199,118 | 241,278 | 285,627 | 251,082 | 255,616 | 298,671 | 240,604 | 254,733 | 249,295 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.98 | $19.75 | $21.27 | $19.74 | $14.81 | $12.64 | $13.07 | $11.49 | $9.06 | $14.44 |
| Value at end of period | $26.70 | $22.98 | $19.75 | $21.27 | $19.74 | $14.81 | $12.64 | $13.07 | $11.49 | $9.06 |
| Number of accumulation units outstanding at end of period | 23,127 | 48,824 | 54,396 | 69,672 | 86,589 | 82,680 | 105,906 | 126,971 | 129,999 | 149,237 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.46 | $17.14 | $17.76 | $16.55 | $13.45 | $12.10 | $12.42 | $11.23 | $9.29 | $12.31 |
| Value at end of period | $21.26 | $19.46 | $17.14 | $17.76 | $16.55 | $13.45 | $12.10 | $12.42 | $11.23 | $9.29 |
| Number of accumulation units outstanding at end of period | 154,079 | 174,593 | 205,507 | 246,792 | 103,618 | 96,503 | 118,187 | 105,571 | 113,622 | 120,670 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during February 2014) | | | | | | | | | | |
| Value at beginning of period | $11.96 | $10.55 | $10.95 | $10.24 | | | | | | |
| Value at end of period | $13.05 | $11.96 | $10.55 | $10.95 | | | | | | |
| Number of accumulation units outstanding at end of period | 41,299 | 44,058 | 49,997 | 45,909 | | | | | | |
| **VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $53.75 | $45.39 | $47.35 | $43.54 | $32.93 | $29.11 | $30.13 | $27.12 | $22.16 | $33.11 |
| Value at end of period | $60.45 | $53.75 | $45.39 | $47.35 | $43.54 | $32.93 | $29.11 | $30.13 | $27.12 | $22.16 |
| Number of accumulation units outstanding at end of period | 29,227 | 34,980 | 40,565 | 46,101 | 56,647 | 68,690 | 87,579 | 111,833 | 141,131 | 167,823 |
| **VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.42 | $18.31 | $22.02 | $22.09 | $23.74 | $20.18 | $25.00 | $21.05 | $12.42 | $25.82 |
| Value at end of period | $28.84 | $20.42 | $18.31 | $22.02 | $22.09 | $23.74 | $20.18 | $25.00 | $21.05 | $12.42 |
| Number of accumulation units outstanding at end of period | 51,427 | 58,434 | 71,450 | 82,393 | 101,672 | 110,229 | 113,267 | 135,772 | 157,198 | 183,253 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $30.95 | $27.33 | $28.54 | $25.14 | $19.35 | $16.33 | $16.24 | $13.37 | $10.78 | $16.30 |
| Value at end of period | $34.77 | $30.95 | $27.33 | $28.54 | $25.14 | $19.35 | $16.33 | $16.24 | $13.37 | $10.78 |
| Number of accumulation units outstanding at end of period | 14,049 | 16,324 | 18,337 | 27,242 | 35,674 | 47,088 | 80,922 | 59,613 | 54,776 | 54,946 |
| **VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $30.89 | $25.72 | $27.04 | $25.27 | $18.42 | $15.71 | $16.13 | $12.89 | $10.25 | $14.82 |
| Value at end of period | $35.25 | $30.89 | $25.72 | $27.04 | $25.27 | $18.42 | $15.71 | $16.13 | $12.89 | $10.25 |
| Number of accumulation units outstanding at end of period | 37,008 | 40,018 | 42,178 | 44,222 | 62,367 | 68,963 | 82,903 | 71,558 | 65,391 | 76,585 |
| **VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $28.90 | $27.79 | $26.46 | $25.70 | $21.79 | $19.06 | $17.70 | $15.73 | $12.36 | $17.52 |
| Value at end of period | $35.91 | $28.90 | $27.79 | $26.46 | $25.70 | $21.79 | $19.06 | $17.70 | $15.73 | $12.36 |
| Number of accumulation units outstanding at end of period | 23,925 | 19,439 | 32,933 | 37,826 | 42,761 | 42,688 | 59,377 | 50,786 | 43,937 | 50,398 |
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.57 | $22.86 | $22.30 | $22.12 | $17.66 | $14.74 | $16.29 | $14.24 | $10.35 | $17.61 |
| Value at end of period | $30.34 | $22.57 | $22.86 | $22.30 | $22.12 | $17.66 | $14.74 | $16.29 | $14.24 | $10.35 |
| Number of accumulation units outstanding at end of period | 25,257 | 27,399 | 32,923 | 44,530 | 60,630 | 68,437 | 82,783 | 81,946 | 88,907 | 95,643 |
| **VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $91.14 | $85.42 | $82.20 | $74.22 | $61.50 | $54.41 | $53.54 | $47.55 | $36.14 | $50.48 |
| Value at end of period | $103.59 | $91.14 | $85.42 | $82.20 | $74.22 | $61.50 | $54.41 | $53.54 | $47.55 | $36.14 |
| Number of accumulation units outstanding at end of period | 96,005 | 88,204 | 105,490 | 133,529 | 139,832 | 163,738 | 176,320 | 193,449 | 219,556 | 245,136 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $53.16 | $45.32 | $49.30 | $46.46 | $36.26 | $31.33 | $32.01 | $28.20 | $22.85 | $35.98 |
| Value at end of period | $61.02 | $53.16 | $45.32 | $49.30 | $46.46 | $36.26 | $31.33 | $32.01 | $28.20 | $22.85 |
| Number of accumulation units outstanding at end of period | 29,334 | 34,616 | 39,226 | 47,009 | 80,564 | 99,697 | 136,499 | 135,743 | 157,777 | 163,315 |
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.20 | $17.20 | $15.76 | $14.72 | $10.73 | $9.16 | $9.40 | $8.16 | $5.80 | $10.18 |
| Value at end of period | $22.63 | $17.20 | $17.20 | $15.76 | $14.72 | $10.73 | $9.16 | $9.40 | $8.16 | $5.80 |
| Number of accumulation units outstanding at end of period | 17,935 | 23,090 | 42,035 | 41,523 | 60,869 | 56,098 | 44,457 | 24,295 | 23,559 | 12,230 |
| **VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.20 | $15.11 | $15.44 | $15.81 | $14.01 | $11.94 | $13.80 | $12.28 | $9.04 | $18.13 |
| Value at end of period | $19.20 | $15.20 | $15.11 | $15.44 | $15.81 | $14.01 | $11.94 | $13.80 | $12.28 | $9.04 |
| Number of accumulation units outstanding at end of period | 33,771 | 36,650 | 49,327 | 46,208 | 48,851 | 57,225 | 65,828 | 70,471 | 89,629 | 116,880 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.03 | $10.99 | $11.54 | $12.55 | $10.59 | $9.04 | $10.43 | $9.73 | $7.47 | $12.74 |
| Value at end of period | $13.29 | $11.03 | $10.99 | $11.54 | $12.55 | $10.59 | $9.04 | $10.43 | $9.73 | $7.47 |
| Number of accumulation units outstanding at end of period | 84,296 | 100,526 | 120,582 | 140,723 | 174,724 | 201,563 | 88,235 | 98,706 | 101,897 | 119,244 |
| **VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $31.35 | $28.63 | $31.36 | $32.67 | $25.32 | $21.06 | $22.62 | $21.26 | $16.27 | $27.31 |
| Value at end of period | $36.60 | $31.35 | $28.63 | $31.36 | $32.67 | $25.32 | $21.06 | $22.62 | $21.26 | $16.27 |
| Number of accumulation units outstanding at end of period | 32,199 | 36,471 | 43,345 | 56,470 | 75,507 | 83,684 | 96,897 | 109,196 | 123,651 | 147,158 |

## Separate Account Annual Charges of 1.75%

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)** | | | | | | | | | | |
| Value at beginning of period | $11.67 | $11.44 | $11.76 | $11.74 | $10.45 | $9.67 | $10.21 | $9.47 | $7.97 | $10.04 |
| Value at end of period | $13.04 | $11.67 | $11.44 | $11.76 | $11.74 | $10.45 | $9.67 | $10.21 | $9.47 | $7.97 |
| Number of accumulation units outstanding at end of period | 308,181 | 374,845 | 407,294 | 586,669 | 747,046 | 571,493 | 1,024,482 | 1,130,871 | 1,025,896 | 167,445 |
| **COLUMBIA SMALL CAP VALUE FUND VS (CLASS II)** | | | | | | | | | | |
| Value at beginning of period | $33.64 | $25.80 | $28.02 | $27.68 | $21.02 | $19.23 | $20.85 | $16.78 | $13.66 | $19.36 |
| Value at end of period | $37.68 | $33.64 | $25.80 | $28.02 | $27.68 | $21.02 | $19.23 | $20.85 | $16.78 | $13.66 |
| Number of accumulation units outstanding at end of period | 24,834 | 39,006 | 47,945 | 58,325 | 76,837 | 89,669 | 108,654 | 133,922 | 154,250 | 195,678 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $13.42 | $12.46 | $12.74 | $11.63 | $9.12 | $8.15 | $8.30 | $7.50 | $6.14 | $10.03 |
| Value at end of period | $15.74 | $13.42 | $12.46 | $12.74 | $11.63 | $9.12 | $8.15 | $8.30 | $7.50 | $6.14 |
| Number of accumulation units outstanding at end of period | 18,701 | 24,205 | 31,583 | 36,093 | 37,580 | 43,819 | 48,533 | 67,290 | 71,655 | 77,466 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.35 | $8.83 | $10.08 | $11.23 | $9.40 | $8.21 | $9.17 | $9.09 | $6.99 | $12.71 |
| Value at end of period | $11.00 | $9.35 | $8.83 | $10.08 | $11.23 | $9.40 | $8.21 | $9.17 | $9.09 | $6.99 |
| Number of accumulation units outstanding at end of period | 7,707 | 9,746 | 12,025 | 14,736 | 18,708 | 27,824 | 33,595 | 41,583 | 47,001 | 51,597 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| Value at beginning of period | $1.94 | $2.08 | $2.15 | $3.13 | $2.739 | $3.00 | $4.88 | $5.91 | $4.55 | $7.47 |
| Value at end of period | $1.68 | $1.94 | $2.08 | $2.15 | $3.13 | $2.739 | $3.00 | $4.88 | $5.91 | $4.55 |
| Number of accumulation units outstanding at end of period | 6,834 | 9,150 | 13,374 | 22,656 | 22,577 | 0 | 22,697 | 25,407 | 24,973 | 26,319 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $8.59 | $8.73 | $9.32 | $10.50 | $8.52 | $7.76 | $8.75 | $9.80 | $10.14 | |
| Value at end of period | $10.45 | $8.59 | $8.73 | $9.32 | $10.50 | $8.52 | $7.11 | $8.75 | $9.80 | |
| Number of accumulation units outstanding at end of period | 6,396 | 7,279 | 14,638 | 8,302 | 16,230 | 1,784 | 0 | 0 | 455 | |
| **VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $11.40 | $12.50 | $13.66 | $11.70 | $10.33 | $10.97 | $10.26 | $10.65 | |
| Value at end of period | $13.16 | $11.01 | $11.40 | $12.50 | $13.66 | $11.70 | $10.33 | $10.97 | $10.26 | |
| Number of accumulation units outstanding at end of period | 10,389 | 14,493 | 15,679 | 15,872 | 11,733 | 3,763 | 3,902 | 3,200 | 433 | |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $9.84 | $9.47 | $9.88 | $9.59 | $8.59 | $7.60 | $8.04 | $7.73 | $6.06 | $9.95 |
| Value at end of period | $11.94 | $9.84 | $9.47 | $9.88 | $9.59 | $8.59 | $7.60 | $8.04 | $7.73 | $6.06 |
| Number of accumulation units outstanding at end of period | 158,361 | 217,243 | 286,016 | 14,793 | 14,248 | 24,179 | 37,366 | 38,074 | 36,994 | 51,243 |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)** | | | | | | | | | | |
| (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | $9.03 | $8.72 | $9.45 | | | | | | | |
| Value at end of period | $10.91 | $9.03 | $8.72 | | | | | | | |
| Number of accumulation units outstanding at end of period | 38,078 | 47,177 | 49,001 | | | | | | | |
| **VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $10.49 | $10.02 | $10.59 | $10.36 | | | | | | |
| Value at end of period | $11.81 | $10.49 | $10.02 | $10.59 | | | | | | |
| Number of accumulation units outstanding at end of period | 7,747 | 20,835 | 15,137 | 25,188 | | | | | | |
| **VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.86 | $14.09 | $14.34 | $14.59 | $14.85 | $15.12 | $15.38 | $15.65 | $15.88 | $15.78 |
| Value at end of period | $13.67 | $13.86 | $14.09 | $14.34 | $14.59 | $14.85 | $15.12 | $15.38 | $15.65 | $15.88 |
| Number of accumulation units outstanding at end of period | 351,446 | 341,436 | 402,034 | 418,480 | 419,666 | 511,459 | 598,840 | 840,172 | 1,166,416 | 1,879,418 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $15.47 | $14.41 | $14.94 | $13.80 | $10.79 | $9.54 | $9.99 | | | |
| Value at end of period | $18.20 | $15.47 | $14.41 | $14.94 | $13.80 | $10.79 | $9.54 | | | |
| Number of accumulation units outstanding at end of period | 214,980 | 254,639 | 312,581 | 350,643 | 437,375 | 558,357 | 684,332 | | | |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.91 | $12.93 | $13.38 | $12.33 | $9.63 | $8.49 | $8.68 | $7.77 | $6.08 | $9.95 |
| Value at end of period | $16.41 | $13.91 | $12.93 | $13.38 | $12.33 | $9.63 | $8.49 | $8.68 | $7.77 | $6.08 |
| Number of accumulation units outstanding at end of period | 1,028,896 | 1,264,489 | 1,467,003 | 1,680,455 | 1,935,272 | 2,286,125 | 2,742,774 | 2,224,320 | 2,512,614 | 2,172,969 |
| **VOYA HANG SENG INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.50 | $13.33 | $14.31 | $14.09 | $13.81 | $10.95 | $13.66 | $12.93 | $10.19 | |
| Value at end of period | $18.48 | $13.50 | $13.33 | $14.31 | $14.09 | $13.81 | $10.95 | $13.66 | $12.93 | |
| Number of accumulation units outstanding at end of period | 8,609 | 10,805 | 11,500 | 11,218 | 9,547 | 12,123 | 9,738 | 27,622 | 8,843 | |
| **VOYA HIGH YIELD PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.29 | $17.13 | $17.80 | $17.91 | $17.26 | $15.40 | $15.01 | $13.37 | $9.11 | $11.97 |
| Value at end of period | $20.13 | $19.29 | $17.13 | $17.80 | $17.91 | $17.26 | $15.40 | $15.01 | $13.37 | $9.11 |
| Number of accumulation units outstanding at end of period | 235,271 | 293,879 | 340,213 | 426,367 | 479,775 | 620,937 | 726,481 | 863,810 | 886,425 | 1,037,282 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.29 | $15.08 | $15.25 | $13.67 | $10.49 | $9.35 | $9.55 | $8.56 | $7.08 | $11.51 |
| Value at end of period | $19.90 | $16.29 | $15.08 | $15.25 | $13.67 | $10.49 | $9.35 | $9.55 | $8.56 | $7.08 |
| Number of accumulation units outstanding at end of period | 43,982 | 69,707 | 74,935 | 79,941 | 89,219 | 103,942 | 118,011 | 161,651 | 185,662 | 219,708 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.58 | $19.51 | $20.27 | $18.88 | $14.31 | $12.41 | $12.81 | $10.72 | $8.30 | $13.57 |
| Value at end of period | $25.14 | $22.58 | $19.51 | $20.27 | $18.88 | $14.31 | $12.41 | $12.81 | $10.72 | $8.30 |
| Number of accumulation units outstanding at end of period | 3,681 | 15,088 | 15,867 | 18,007 | 20,227 | 26,941 | 30,163 | 39,171 | 70,781 | 117,089 |
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.23 | $17.81 | $18.78 | $18.16 | $12.99 | $11.79 | $12.12 | $10.07 | $8.23 | $12.63 |
| Value at end of period | $23.94 | $22.23 | $17.81 | $18.78 | $18.16 | $12.99 | $11.79 | $12.12 | $10.07 | $8.23 |
| Number of accumulation units outstanding at end of period | 2,237 | 5,796 | 8,136 | 8,487 | 12,680 | 16,019 | 16,126 | 22,717 | 31,227 | 43,054 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.99 | $14.65 | $14.87 | $14.22 | $14.52 | $13.55 | $12.85 | $11.95 | $10.93 | $12.17 |
| Value at end of period | $15.44 | $14.99 | $14.65 | $14.87 | $14.22 | $14.52 | $13.55 | $12.85 | $11.95 | $10.93 |
| Number of accumulation units outstanding at end of period | 913,484 | 1,142,623 | 1,394,581 | 1,561,178 | 349,573 | 387,319 | 472,680 | 519,722 | 557,196 | 570,876 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $9.23 | $9.36 | $9.67 | $10.56 | | | | | | |
| Value at end of period | $11.26 | $9.23 | $9.36 | $9.67 | | | | | | |
| Number of accumulation units outstanding at end of period | 310,692 | 401,167 | 474,172 | 508,703 | | | | | | |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $8.45 | $8.55 | $8.80 | $9.55 | $8.02 | $6.89 | $8.01 | $7.57 | $6.05 | $8.67 |
| Value at end of period | $10.34 | $8.45 | $8.55 | $8.80 | $9.55 | $8.02 | $6.89 | $8.01 | $7.57 | $6.05 |
| Number of accumulation units outstanding at end of period | 10,626 | 23,604 | 27,571 | 31,359 | 63,876 | 41,892 | 34,798 | 42,289 | 32,930 | 3,329 |
| **VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $12.33 | $12.19 | $11.23 | $12.09 | $9.86 | $9.33 | $11.00 | $9.85 | $9.77 | |
| Value at end of period | $15.20 | $12.33 | $12.19 | $11.23 | $12.09 | $9.86 | $9.33 | $11.00 | $9.85 | |
| Number of accumulation units outstanding at end of period | 1,593 | 1,980 | 2,727 | 3,222 | 4,632 | 89 | 2,041 | 5,714 | 378 | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during May 2012) | | | | | | | | | | |
| Value at beginning of period | $15.44 | $15.20 | $14.64 | $13.18 | $10.29 | $10.03 | | | | |
| Value at end of period | $19.57 | $15.44 | $15.20 | $14.64 | $13.18 | $10.29 | | | | |
| Number of accumulation units outstanding at end of period | 412,276 | 520,074 | 616,461 | 733,669 | 894,452 | 1,169,152 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $24.01 | $23.56 | $22.60 | $20.29 | $15.81 | $13.66 | $13.60 | $12.11 | $8.66 | $12.16 |
| Value at end of period | $30.53 | $24.01 | $23.56 | $22.60 | $20.29 | $15.81 | $13.66 | $13.60 | $12.11 | $8.66 |
| Number of accumulation units outstanding at end of period | 472,783 | 576,312 | 680,719 | 767,747 | 179,083 | 78,894 | 103,158 | 58,940 | 68,312 | 15,517 |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $16.28 | $14.59 | $15.58 | $14.45 | $11.26 | $10.02 | $10.05 | | | |
| Value at end of period | $18.12 | $16.28 | $14.59 | $15.58 | $14.45 | $11.26 | $10.02 | | | |
| Number of accumulation units outstanding at end of period | 534,395 | 658,099 | 744,320 | 756,686 | 693,569 | 152,572 | 176,268 | | | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.33 | $20.43 | $20.67 | $20.90 | $21.12 | $21.18 | $21.31 | $21.03 | $19.97 | $20.38 |
| Value at end of period | $20.21 | $20.33 | $20.43 | $20.67 | $20.90 | $21.12 | $21.18 | $21.31 | $21.03 | $19.97 |
| Number of accumulation units outstanding at end of period | 51,282 | 58,382 | 67,139 | 78,398 | 87,324 | 108,190 | 122,106 | 146,749 | 176,680 | 219,747 |
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.67 | $16.81 | $17.06 | $16.00 | $12.36 | $11.05 | $11.33 | $8.87 | $6.40 | $10.47 |
| Value at end of period | $21.66 | $17.67 | $16.81 | $17.06 | $16.00 | $12.36 | $11.05 | $11.33 | $8.87 | $6.40 |
| Number of accumulation units outstanding at end of period | 790,659 | 383,269 | 441,194 | 502,651 | 623,604 | 648,471 | 781,461 | 913,587 | 1,022,912 | 1,136,532 |
| **VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.69 | $16.59 | $16.98 | $15.03 | $11.74 | $10.83 | $11.55 | $10.15 | $8.32 | $12.97 |
| Value at end of period | $21.10 | $17.69 | $16.59 | $16.98 | $15.03 | $11.74 | $10.83 | $11.55 | $10.15 | $8.32 |
| Number of accumulation units outstanding at end of period | 37,246 | 42,463 | 51,215 | 68,161 | 82,796 | 91,496 | 100,791 | 124,360 | 153,889 | 167,298 |
| **VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.32 | $10.03 | $10.29 | $9.89 | $9.65 | $9.10 | $8.81 | $8.31 | $8.25 | |
| Value at end of period | $10.93 | $10.32 | $10.03 | $10.29 | $9.89 | $9.65 | $9.10 | $8.81 | $8.31 | |
| Number of accumulation units outstanding at end of period | 315,648 | 371,652 | 281,210 | 279,620 | 235,834 | 328,632 | 279,668 | 367,431 | 363,340 | |
| **VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.55 | $12.85 | $13.35 | $12.90 | $11.06 | $9.97 | $10.27 | $9.37 | $9.21 | |
| Value at end of period | $15.53 | $13.55 | $12.85 | $13.35 | $12.90 | $11.06 | $9.97 | $10.27 | $9.37 | |
| Number of accumulation units outstanding at end of period | 402,186 | 479,600 | 560,519 | 585,454 | 657,788 | 967,993 | 1,055,184 | 1,232,540 | 1,317,406 | |
| **VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.56 | $12.92 | $13.36 | $12.87 | $11.32 | $10.32 | $10.50 | $9.62 | $9.49 | |
| Value at end of period | $15.26 | $13.56 | $12.92 | $13.36 | $12.87 | $11.32 | $10.32 | $10.50 | $9.62 | |
| Number of accumulation units outstanding at end of period | 347,372 | 404,699 | 519,141 | 467,083 | 542,821 | 613,105 | 699,255 | 667,671 | 746,997 | |
| **VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $12.95 | $12.46 | $12.88 | $12.46 | $11.52 | $10.64 | $10.60 | $9.85 | $9.75 | |
| Value at end of period | $14.23 | $12.95 | $12.46 | $12.88 | $12.46 | $11.52 | $10.64 | $10.60 | $9.85 | |
| Number of accumulation units outstanding at end of period | 399,179 | 551,499 | 479,405 | 554,520 | 712,822 | 784,921 | 888,475 | 916,906 | 958,263 | |
| **VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $25.32 | $24.24 | $22.98 | $20.74 | $16.03 | $14.28 | $13.99 | $12.66 | $9.95 | |
| Value at end of period | $32.57 | $25.32 | $24.24 | $22.98 | $20.74 | $16.03 | $14.28 | $13.99 | $12.66 | |
| Number of accumulation units outstanding at end of period | 141,739 | 188,448 | 217,866 | 212,702 | 240,680 | 269,744 | 320,643 | 369,472 | 419,483 | |
| **VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.83 | $14.55 | $14.55 | $13.15 | $10.16 | $8.97 | $8.94 | $8.12 | $6.69 | $10.28 |
| Value at end of period | $19.02 | $15.83 | $14.55 | $14.55 | $13.15 | $10.16 | $8.97 | $8.94 | $8.12 | $6.69 |
| Number of accumulation units outstanding at end of period | 391,113 | 440,038 | 473,401 | 525,487 | 561,630 | 658,566 | 785,637 | 998,454 | 1,134,062 | 38,475 |
| **VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $23.39 | $20.65 | $21.84 | $19.81 | $15.34 | $13.46 | $13.63 | $12.48 | $10.85 | |
| Value at end of period | $26.02 | $23.39 | $20.65 | $21.84 | $19.81 | $15.34 | $13.46 | $13.63 | $12.48 | |
| Number of accumulation units outstanding at end of period | 119,720 | 151,351 | 174,878 | 26,905 | 19,418 | 21,886 | 15,071 | 1,463 | 1,930 | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $25.87 | $24.65 | $25.29 | $23.17 | $17.48 | $15.40 | $16.03 | $12.96 | $10.40 | |
| Value at end of period | $31.61 | $25.87 | $24.65 | $25.29 | $23.17 | $17.48 | $15.40 | $16.03 | $12.96 | |
| Number of accumulation units outstanding at end of period | 125,720 | 139,092 | 165,970 | 195,224 | 229,048 | 277,169 | 322,879 | 415,384 | 463,277 | |
| **VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.48 | $15.73 | $16.51 | $14.95 | $11.36 | $9.91 | $10.30 | $8.39 | $6.11 | $10.64 |
| Value at end of period | $20.21 | $17.48 | $15.73 | $16.51 | $14.95 | $11.36 | $9.91 | $10.30 | $8.39 | $6.11 |
| Number of accumulation units outstanding at end of period | 57,166 | 95,543 | 94,002 | 84,361 | 92,686 | 75,481 | 61,315 | 78,462 | 47,716 | 20,592 |
| **VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.79 | $14.98 | $16.02 | $15.58 | $11.46 | $10.07 | $10.69 | $8.63 | $6.95 | $10.16 |
| Value at end of period | $19.92 | $17.79 | $14.98 | $16.02 | $15.58 | $11.46 | $10.07 | $10.69 | $8.63 | $6.95 |
| Number of accumulation units outstanding at end of period | 83,484 | 100,505 | 109,699 | 128,284 | 156,206 | 123,674 | 136,727 | 186,026 | 156,359 | 190,367 |
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.63 | $14.07 | $14.48 | $13.99 | $10.27 | $9.09 | $9.20 | $7.09 | $5.52 | $8.60 |
| Value at end of period | $18.19 | $15.63 | $14.07 | $14.48 | $13.99 | $10.27 | $9.09 | $9.20 | $7.09 | $5.52 |
| Number of accumulation units outstanding at end of period | 81,972 | 102,702 | 119,923 | 142,742 | 168,916 | 214,984 | 247,873 | 286,727 | 320,361 | 376,713 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.49 | $15.98 | $16.43 | $15.74 | $11.66 | $10.39 | $10.86 | $8.91 | $7.13 | $9.79 |
| Value at end of period | $21.26 | $19.49 | $15.98 | $16.43 | $15.74 | $11.66 | $10.39 | $10.86 | $8.91 | $7.13 |
| Number of accumulation units outstanding at end of period | 23,729 | 26,003 | 19,693 | 22,511 | 26,717 | 29,648 | 55,529 | 44,468 | 65,135 | 49,665 |
| **VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2015) | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.59 | $10.03 | | | | | | | |
| Value at end of period | $11.61 | $10.00 | $9.59 | | | | | | | |
| Number of accumulation units outstanding at end of period | 110,943 | 125,946 | 146,625 | | | | | | | |
| **VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.45 | $11.42 | $11.62 | $11.21 | $11.74 | $11.54 | $10.98 | $10.55 | $10.17 | $9.82 |
| Value at end of period | $11.58 | $11.45 | $11.42 | $11.62 | $11.21 | $11.74 | $11.54 | $10.98 | $10.55 | $10.17 |
| Number of accumulation units outstanding at end of period | 95,468 | 123,355 | 125,973 | 110,869 | 120,410 | 144,863 | 254,563 | 212,507 | 223,479 | 374,087 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.69 | $19.03 | $20.39 | $19.89 | $14.58 | $12.40 | $12.35 | $9.94 | $7.48 | $12.96 |
| Value at end of period | $24.81 | $19.69 | $19.03 | $20.39 | $19.89 | $14.58 | $12.40 | $12.35 | $9.94 | $7.48 |
| Number of accumulation units outstanding at end of period | 70,022 | 66,060 | 78,394 | 83,927 | 111,994 | 116,198 | 149,529 | 178,126 | 187,942 | 164,305 |
| **VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.08 | $10.88 | $11.37 | $11.29 | $12.59 | $12.05 | $10.94 | $10.56 | $9.91 | |
| Value at end of period | $11.16 | $11.08 | $10.88 | $11.37 | $11.29 | $12.59 | $12.05 | $10.94 | $10.56 | |
| Number of accumulation units outstanding at end of period | 80,172 | 125,021 | 144,694 | 180,503 | 192,950 | 272,814 | 226,173 | 158,549 | 99,495 | |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.34 | $13.50 | $13.97 | $12.49 | $12.26 | $9.93 | $10.67 | $9.36 | $7.14 | $12.38 |
| Value at end of period | $14.49 | $13.34 | $13.50 | $13.97 | $12.49 | $12.26 | $9.93 | $10.67 | $9.36 | $7.14 |
| Number of accumulation units outstanding at end of period | 18,932 | 21,543 | 28,653 | 25,639 | 29,088 | 35,292 | 45,901 | 53,304 | 63,073 | 74,427 |
| **VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $100.57 | $98.19 | $97.08 | $76.08 | $75.87 | $66.84 | $62.12 | $49.40 | $37.00 | $61.26 |
| Value at end of period | $103.94 | $100.57 | $98.19 | $97.08 | $76.08 | $75.87 | $66.84 | $62.12 | $49.40 | $37.00 |
| Number of accumulation units outstanding at end of period | 24,144 | 32,526 | 39,530 | 44,070 | 54,694 | 67,961 | 81,510 | 104,827 | 127,889 | 162,446 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.75 | $14.79 | $14.62 | $13.19 | $9.96 | $9.03 | $9.64 | $8.76 | $6.77 | $11.34 |
| Value at end of period | $18.82 | $15.75 | $14.79 | $14.62 | $13.19 | $9.96 | $9.03 | $9.64 | $8.76 | $6.77 |
| Number of accumulation units outstanding at end of period | 94,537 | 65,026 | 67,461 | 71,831 | 96,568 | 108,857 | 127,463 | 154,749 | 150,347 | 163,151 |
| **VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.37 | $14.29 | $14.99 | $14.62 | $10.63 | $9.48 | $9.91 | $8.05 | $6.57 | $10.15 |
| Value at end of period | $18.93 | $17.37 | $14.29 | $14.99 | $14.62 | $10.63 | $9.48 | $9.91 | $8.05 | $6.57 |
| Number of accumulation units outstanding at end of period | 16,957 | 20,112 | 29,990 | 33,120 | 39,956 | 65,342 | 91,440 | 104,288 | 127,896 | 147,871 |
| **VY® FRANKLIN INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.89 | $13.10 | $14.25 | $13.81 | $12.26 | $11.08 | $11.00 | $9.91 | $7.64 | $10.99 |
| Value at end of period | $16.15 | $14.89 | $13.10 | $14.25 | $13.81 | $12.26 | $11.08 | $11.00 | $9.91 | $7.64 |
| Number of accumulation units outstanding at end of period | 146,257 | 175,103 | 186,091 | 254,328 | 227,332 | 278,388 | 280,115 | 297,547 | 368,963 | 326,241 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.44 | $17.66 | $19.12 | $17.83 | $13.44 | $11.53 | $11.99 | $10.60 | $8.39 | $13.44 |
| Value at end of period | $23.63 | $20.44 | $17.66 | $19.12 | $17.83 | $13.44 | $11.53 | $11.99 | $10.60 | $8.39 |
| Number of accumulation units outstanding at end of period | 145,174 | 168,778 | 198,345 | 222,030 | 245,614 | 292,800 | 320,523 | 359,615 | 378,272 | 415,402 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.34 | $16.23 | $16.91 | $15.84 | $12.93 | $11.70 | $12.07 | $10.96 | $9.12 | $12.14 |
| Value at end of period | $19.93 | $18.34 | $16.23 | $16.91 | $15.84 | $12.93 | $11.70 | $12.07 | $10.96 | $9.12 |
| Number of accumulation units outstanding at end of period | 570,975 | 678,619 | 816,902 | 959,918 | 128,558 | 121,858 | 148,295 | 188,722 | 222,360 | 306,848 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.45 | $10.90 | $10.24 | | | | | | |
| Value at end of period | $12.79 | $11.79 | $10.45 | $10.90 | | | | | | |
| Number of accumulation units outstanding at end of period | 165,695 | 210,492 | 259,715 | 296,450 | | | | | | |
| **VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $47.72 | $40.50 | $42.46 | $39.25 | $29.84 | $26.51 | $27.58 | $24.95 | $20.49 | $30.77 |
| Value at end of period | $53.40 | $47.72 | $40.50 | $42.46 | $39.25 | $29.84 | $26.51 | $27.58 | $24.95 | $20.49 |
| Number of accumulation units outstanding at end of period | 103,325 | 127,285 | 148,496 | 176,718 | 197,760 | 231,946 | 281,912 | 337,800 | 388,816 | 443,563 |
| **VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.56 | $16.72 | $20.21 | $20.38 | $22.01 | $18.81 | $23.42 | $19.82 | $11.76 | $24.56 |
| Value at end of period | $26.08 | $18.56 | $16.72 | $20.21 | $20.38 | $22.01 | $18.81 | $23.42 | $19.82 | $11.76 |
| Number of accumulation units outstanding at end of period | 97,797 | 87,031 | 99,093 | 115,167 | 135,222 | 162,360 | 180,430 | 206,305 | 304,281 | 378,645 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.01 | $16.87 | $17.71 | $15.67 | $12.13 | $10.28 | $10.28 | $8.51 | $6.89 | $9.89 |
| Value at end of period | $21.24 | $19.01 | $16.87 | $17.71 | $15.67 | $12.13 | $10.28 | $10.28 | $8.51 | $6.89 |
| Number of accumulation units outstanding at end of period | 22,074 | 35,110 | 42,517 | 55,815 | 83,513 | 79,203 | 60,593 | 63,348 | 46,439 | 16,589 |
| **VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $28.67 | $24.00 | $25.36 | $23.82 | $17.45 | $14.96 | $15.44 | $12.40 | $9.91 | $14.40 |
| Value at end of period | $32.55 | $28.67 | $24.00 | $25.36 | $23.82 | $17.45 | $14.96 | $15.44 | $12.40 | $9.91 |
| Number of accumulation units outstanding at end of period | 64,625 | 66,650 | 109,053 | 81,741 | 128,407 | 133,682 | 170,175 | 191,942 | 155,530 | 185,036 |
| **VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $26.83 | $25.93 | $24.81 | $24.22 | $20.64 | $18.15 | $16.94 | $15.13 | $11.95 | $17.03 |
| Value at end of period | $33.16 | $26.83 | $25.93 | $24.81 | $24.22 | $20.64 | $18.15 | $16.94 | $15.13 | $11.95 |
| Number of accumulation units outstanding at end of period | 67,629 | 88,608 | 90,626 | 92,834 | 114,475 | 143,248 | 169,004 | 202,527 | 203,385 | 225,513 |

DVA Plus

A-12

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.65 | $17.97 | $17.61 | $17.56 | $14.09 | $11.82 | $13.13 | $11.54 | $8.43 | $14.41 |
| Value at end of period | $23.61 | $17.65 | $17.97 | $17.61 | $17.56 | $14.09 | $11.82 | $13.13 | $11.54 | $8.43 |
| Number of accumulation units outstanding at end of period | 48,366 | 38,061 | 49,741 | 36,665 | 42,183 | 44,382 | 43,199 | 48,642 | 57,061 | 63,473 |
| **VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $79.01 | $74.42 | $71.99 | $65.33 | $54.41 | $48.38 | $47.85 | $42.71 | $32.62 | $45.81 |
| Value at end of period | $89.35 | $79.01 | $74.42 | $71.99 | $65.33 | $54.41 | $48.38 | $47.85 | $42.71 | $32.62 |
| Number of accumulation units outstanding at end of period | 268,551 | 348,309 | 391,362 | 460,029 | 531,694 | 635,942 | 730,033 | 894,237 | 1,034,928 | 1,168,272 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $46.09 | $39.49 | $43.17 | $40.89 | $32.08 | $27.86 | $28.61 | $25.33 | $20.63 | $32.65 |
| Value at end of period | $52.63 | $46.09 | $39.49 | $43.17 | $40.89 | $32.08 | $27.86 | $28.61 | $25.33 | $20.63 |
| Number of accumulation units outstanding at end of period | 161,195 | 207,306 | 232,104 | 266,749 | 322,215 | 392,755 | 469,128 | 539,055 | 601,838 | 691,572 |
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.37 | $16.46 | $15.15 | $14.23 | $10.42 | $8.94 | $9.23 | $8.05 | $5.75 | $10.15 |
| Value at end of period | $21.44 | $16.37 | $16.46 | $15.15 | $14.23 | $10.42 | $8.94 | $9.23 | $8.05 | $5.75 |
| Number of accumulation units outstanding at end of period | 67,701 | 78,974 | 102,501 | 54,997 | 72,871 | 61,096 | 95,002 | 109,783 | 80,480 | 16,757 |
| **VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.33 | $14.31 | $14.70 | $15.13 | $13.47 | $11.55 | $13.41 | $11.99 | $8.87 | $17.88 |
| Value at end of period | $18.00 | $14.33 | $14.31 | $14.70 | $15.13 | $13.47 | $11.55 | $13.41 | $11.99 | $8.87 |
| Number of accumulation units outstanding at end of period | 97,147 | 119,589 | 128,789 | 108,814 | 112,068 | 139,920 | 155,542 | 171,109 | 200,319 | 254,172 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.45 | $10.46 | $11.04 | $12.07 | $10.24 | $8.79 | $10.18 | $9.55 | $7.37 | $12.63 |
| Value at end of period | $12.52 | $10.45 | $10.46 | $11.04 | $12.07 | $10.24 | $8.79 | $10.18 | $9.55 | $7.37 |
| Number of accumulation units outstanding at end of period | 225,687 | 301,028 | 352,061 | 375,482 | 439,447 | 544,244 | 107,339 | 138,277 | 140,510 | 133,335 |
| **VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $27.70 | $25.42 | $27.99 | $29.30 | $22.83 | $19.09 | $20.60 | $19.46 | $14.97 | $25.26 |
| Value at end of period | $32.17 | $27.70 | $25.42 | $27.99 | $29.30 | $22.83 | $19.09 | $20.60 | $19.46 | $14.97 |
| Number of accumulation units outstanding at end of period | 94,592 | 108,646 | 125,812 | 145,778 | 176,985 | 210,020 | 248,042 | 296,746 | 357,836 | 401,370 |

# APPENDIX B

## *The Investment Portfolios*

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

### Closed Investment Portfolios

| | |
|---|---|
| Columbia Variable Portfolio – Small Cap Value Fund (Class 2) | Voya International Index Portfolio (Class S) |
| ProFund VP Bull | Voya Large Cap Growth Portfolio (Class S) |
| ProFund VP Europe 30 | Voya Limited Maturity Bond Portfolio (Class S) |
| ProFund VP Rising Rates Opportunity | Voya SmallCap Opportunities Portfolio (Class S) |
| Voya Global Equity Portfolio (Class S)[14] | VY® Clarion Global Real Estate Portfolio (Class S) |
| Voya Growth and Income Portfolio (Class S) | VY® Clarion Real Estate Portfolio (Class S) |
| Voya Index Plus LargeCap Portfolio (Class S) | VY® Columbia Small Cap Value II Portfolio (Class S) |
| Voya Index Plus MidCap Portfolio (Class S) | VY® Invesco Equity and Income Portfolio (Class S) |
| Voya Index Plus SmallCap Portfolio (Class S) | VY® JPMorgan Mid Cap Value Portfolio (Class S) |

### Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. The investment portfolios that are currently available for allocations are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in them. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge, from Customer Service at the address and telephone number listed in the prospectus, by accessing the SEC's website or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your Contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the Contract have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Certain funds employ a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund's overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

---

[14] This fund employs a managed volatility strategy. **See the "*Funds With Managed Volatility Strategies*" section for more information about managed volatility funds.**

| Fund Name Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **BlackRock Global Allocation V.I. Fund**<br><br>**Investment Adviser:** BlackRock Advisors, LLC | Seeks high total investment return. |
| **Voya Euro STOXX 50® Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index. |
| **Voya FTSE 100 Index® Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®. |
| **Voya Global Equity Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth and current income. |
| **Voya Global Perspectives® Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks total return. |
| **Voya Government Liquid Assets Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **Voya Growth and Income Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya Hang Seng Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective |
| --- | --- |
| **Voya High Yield Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide investors with a high level of current income and total return. |
| **Voya Intermediate Bond Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya International Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **Voya Japan TOPIX Index® Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®. |
| **Voya Large Cap Growth Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya Large Cap Value Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term growth of capital and current income. |
| **Voya MidCap Opportunities Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Multi-Manager Large Cap Core Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company | Seeks reasonable income and capital growth. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **Voya Retirement Conservative Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios. |
| **Voya Retirement Growth Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio. |
| **Voya Retirement Moderate Growth Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio. |
| **Voya Retirement Moderate Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio. |
| **Voya Russell$^{TM}$ Large Cap Growth Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |
| **Voya Russell$^{TM}$ Large Cap Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **Voya Russell$^{TM}$ Large Cap Value Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |
| **Voya Russell$^{TM}$ Mid Cap Growth Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index. |
| **Voya Russell$^{TM}$ Mid Cap Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **Voya Russell<sup>TM</sup> Small Cap Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index. |
| **Voya Small Company Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations. |
| **Voya Solution Moderately Aggressive Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide capital growth through a diversified asset allocation strategy. |
| **Voya U.S. Bond Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index. |
| **VY® Baron Growth Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** BAMCO, Inc. | Seeks capital appreciation. |
| **VY® BlackRock Inflation Protected Bond Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** BlackRock Financial Management, Inc. | Seeks to maximize real return, consistent with preservation of real capital and prudent investment management. |
| **VY® Columbia Contrarian Core Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Columbia Management Investment Advisers, LLC | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® Franklin Income Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Franklin Advisers, Inc. | Seeks to maximize income while maintaining prospects for capital appreciation. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **VY® Invesco Comstock Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks capital growth and income. |
| **VY® Invesco Equity and Income Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® Invesco Growth and Income Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **VY® JPMorgan Emerging Markets Equity Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **VY® JPMorgan Small Cap Core Equity Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long-term. |
| **VY® Morgan Stanley Global Franchise Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Morgan Stanley Investment Management Inc. | A *non-diversified* Portfolio that seeks long-term capital appreciation. |
| **VY® Oppenheimer Global Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **VY® T. Rowe Price Capital Appreciation Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |
| **VY® T. Rowe Price Equity Income Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks. |

| Fund Name Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **VY® T. Rowe Price Growth Equity Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth through investments in stocks. |
| **VY® T. Rowe Price International Stock Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth of capital. |
| **VY® Templeton Foreign Equity Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **VY® Templeton Global Growth Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Templeton Global Advisors Limited | Seeks capital appreciation. Current income is only an incidental consideration. |

HSI is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by Voya Investment Management Co. LLC and Voya Investments, LLC in connection with the Voya Hang Seng Portfolio (the "product"), but neither Hang Seng Indexes Company Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the product or any other person: (1) the accuracy or completeness of any of the Index and its computation or any information related thereto; or (2) the fitness or suitability for any purpose of any of the Index or any component or data comprised in it; or (3) the results which may be obtained by any person from the use of any of the Index or any component or data comprised in it for any purpose, and no warranty or representation or guarantee of any kind whatsoever relating to the Index is given or may be implied. The process and basis of computation and compilation of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by Hang Seng Indexes Company Limited without notice.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (1) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY VOYA INVESTMENT MANAGEMENT CO. LLC AND VOYA INVESTMENTS, LLC IN CONNECTION WITH THE PRODUCT; OR (2) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (3) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (4) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED IN CONNECTION WITH THE PRODUCT IN ANY MANNER WHATSOEVER BY ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT. ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT DOES SO THEREFORE IN FULL KNOWLEDGE OF THIS DISCLAIMER AND CAN PLACE NO RELIANCE WHATSOEVER ON HANG SENG INDEXES COMPANY LIMITED AND HANG SENG DATA SERVICES LIMITED. FOR THE AVOIDANCE OF DOUBT, THIS DISCLAIMER DOES NOT CREATE ANY CONTRACTUAL OR QUASI-CONTRACTUAL RELATIONSHIP BETWEEN ANY BROKER, HOLDER OR OTHER PERSON AND HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED AND MUST NOT BE CONSTRUED TO HAVE CREATED SUCH RELATIONSHIP.

## Fixed Account I

The Fixed Account I ("Fixed Account") is an optional fixed interest allocation option offered during the accumulation phase of your variable annuity Contract. The Fixed Account, which is a segregated asset account of VIAC, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods of five, seven and ten years. In addition, we may offer dollar cost averaging Fixed Interest Allocations, which are six-month and one-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each guaranteed interest period. The interest you earn in the Fixed Account, as well as your principal, is guaranteed by VIAC, as long as you do not take your money out before the maturity date for the applicable guaranteed interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a Market Value Adjustment. A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your Contract.

For Contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the Contract prospectus.

## The Fixed Account

You may allocate premium payments and transfer your contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the Contract prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the guaranteed interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date, which is the last day of the month in which the guaranteed interest period is scheduled to expire.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction.

## Guaranteed Interest Rates

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates.

## Transfers from a Fixed Interest Allocation

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of Separate Account B as described in the Contract prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Liquid Assets subaccount, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

## Withdrawals from a Fixed Interest Allocation

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

## Market Value Adjustment

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment: (1) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program); and (2) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized (hereinafter referred to as a "Withdrawal") in order to provide the amount requested.

Effective February 13, 2018 (the "Effective Date"), your Contract was endorsed or otherwise amended to limit any negative Market Value Adjustment that we may apply to a Withdrawal from the Fixed Account. More specifically, on and after the Effective Date, we will limit future negative Market Value Adjustments that we may apply to any Withdrawals from the Fixed Account so that any such Market Value Adjustments will not cause your applicable Fixed Account value to be less than the following "Floor Guarantee":
- 100% of premiums or other amounts allocated to the Fixed Account, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any guaranteed minimum interest rate ("GMIR") applicable to the Fixed Account and (ii) 1.5%; *minus*
- The amount of any Withdrawals from the Fixed Account (before applying any positive or negative Market Value Adjustments); *minus*
- Any applicable surrender charges.

If your Fixed Account value after application of any Market Value Adjustment or upon any Withdrawal not subject to a Market Value Adjustment is less than the Floor Guarantee, then we will reset your applicable Fixed Account value to equal the amount of your Floor Guarantee.

In applying any Market Value Adjustment, each Fixed Interest Allocation will be considered separately – i.e., amounts allocated to the Fixed Account at different points in time, and earning different rates for different guaranteed interest periods, will be considered separately. The Floor Guarantee has no impact on any positive Market Value Adjustments that may apply to a Withdrawal from a Fixed Interest Allocation.

Additionally, on the Effective Date the GMIR for the Fixed Account is increased to 1.5% if prior to the Effective Date the applicable GMIR was less than 1.5%.

As a result of the above-referenced endorsement or amendment to the Contract, on and after the Effective Date interests in the Fixed Account are no longer securities registered under the Securities Act of 1933.

## Contract Value in the Fixed Interest Allocations

On the contract date, the contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of contract value in each Fixed Interest Allocation as follows:
1) We take the contract value in the Fixed Interest Allocation at the end of the preceding business day;
2) We credit a daily rate of interest on 1) at the guaranteed rate since the preceding business day;
3) We add 1) and 2);
4) We subtract from 3) any transfers from that Fixed Interest Allocation; and
5) We subtract from 4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The contract value on the date of allocation will be the amount allocated. Several examples, which illustrate how the Market Value Adjustment works, including the Floor Guarantee, are included in the February 2, 2018, prospectus supplement for the Fixed Account.

## Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We guarantee the cash surrender value of amounts allocated to the Fixed account will never be less than the Floor Guarantee. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) we adjust for any Market Value Adjustment; and (3) we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

## Dollar Cost Averaging from Fixed Interest Allocations

You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of one year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

## Suspension of Payments

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to six months.

## More Information

See the prospectus for the Contract.

# APPENDIX D

## *Fixed Interest Division*

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by VIAC. The Fixed Interest Division is part of the VIAC General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2016. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

## APPENDIX E

### *Surrender Charge for Excess Withdrawals Example*

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $13,500 (15% of $90,000) is maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $27,000 ($90,000 x .30). Therefore, $13,500 ($27,000 - $13,500) is considered an excess withdrawal and would be subject to a 4% surrender charge of $540 ($13,500 x .04). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

## STATEMENT OF ADDITIONAL INFORMATION

**Table of Contents**

**Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271.**

‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒

**PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, VOYA GOLDENSELECT DVA PLUS® 033-59261.**

        **Please Print or Type:**

        _____
        **Name**

        _____
        **Street Address**

        _____
        **City, State, Zip**

        05/01/2018

‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒

**PART B**
**INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION**

# Statement of Additional Information

## VOYA GOLDENSELECT DVA PLUS[®]

Deferred Combination Variable and Fixed Annuity Contract

issued by
SEPARATE ACCOUNT B
of
VOYA INSURANCE AND ANNUITY COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the Voya Insurance and Annuity Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to Voya Insurance and Annuity Company, Customer Service, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the Security and Exchange Commission's ("SEC") website (www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION

**May 1, 2018**

# Table of Contents

## Introduction

This Statement of Additional Information provides background information regarding Separate Account B.

## Description of Voya Insurance and Annuity Company

We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the NYSE under the symbol "VOYA."

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely our responsibility.

On December 20, 2017, Voya, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company, pursuant to which VA Capital's wholly-owned subsidiary Venerable Holdings Inc. will acquire all of the shares of the capital stock of the Company and all of the membership interests of Directed Services LLC, our affiliate and the principal underwriter and distributor of the Contract as well as for our other variable contracts. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals. **The transaction will NOT change the terms, features and benefits of your Contract.**

## Separate Account B of Voya Insurance and Annuity Company

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments to accounts under the Contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the Contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the Contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

## Safekeeping of Assets

Voya Insurance and Annuity Company acts as its own custodian for Separate Account B.

## Experts

The statements of assets and liabilities of Separate Account B as of December 31, 2017, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

## Distribution of Contracts

The offering of Contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of Voya Insurance and Annuity Company, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by Voya Insurance and Annuity Company. The Contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2017, 2016 and 2015 commissions paid by Voya Insurance and Annuity Company, including amounts paid by its affiliated Companies, ReliaStar Life Insurance Company of New York and Voya Retirement Insurance and Annuity Company, to Directed Services LLC aggregated $206,293,565, $205,433,294 and $229,683,388, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the Contracts. Directed Services LLC is located at One Orange Way, Windsor, CT 06095.

Under a management services agreement, last amended in 1995, Voya Insurance and Annuity Company provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Voya Insurance and Annuity Company charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Voya Insurance and Annuity Company's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas Voya Insurance and Annuity Company now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $80,362,617, $116,527,230 and $115,451,517 for the years ended 2017, 2016 and 2015, respectively.

## Published Ratings

From time to time, the rating of Voya Insurance and Annuity Company as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

## Accumulation Unit Value

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI.

**ILLUSTRATION OF CALCULATION OF AUV**
    **EXAMPLE 1**

| | |
|---|---|
| (1) AUV, beginning of period | $10.00 |
| (2) Value of securities, beginning of period | $10.00 |
| (3) Change in value of securities | $0.10 |
| (4) Gross investment return (3) divided by (2) | 0.01 |
| (5) Less daily mortality and expense charge | 0.00004280 |
| (6) Less asset based administrative charge | 0.00000411 |
| (7) Net investment return (4) minus (5) minus (6) | 0.009953092 |
| (8) Net investment factor (1.000000) plus (7) | 1.009953092 |
| (9) AUV, end of period (1) multiplied by (8) | $10.09953092 |

## ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
### EXAMPLE 2

| | |
|---|---|
| (1) Initial premium payment | $1,000 |
| (2) AUV on effective date of purchase **(see EXAMPLE 1)** | $10.00 |
| (3) Number of units purchased (1) divided by (2) | 100 |
| (4) AUV for valuation date following purchase **(see EXAMPLE 1)** | $10.09953092 |
| (5) Contract value in account for valuation date following purchase | |
|     (3) multiplied by (4) | $1,009.95 |

## Performance Information

From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Voya Government Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for one-, five- and ten-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the investment portfolios.

Current yield for the Voya Government Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given seven-day period, less expenses accrued, and then "annualized" (i.e., assuming that the seven-day yield would be received for 52 weeks). We calculate "effective yield" for the Voya Government Liquid Assets Portfolio subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the Voya Government Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices; (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (3) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

## Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

# CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2017, the following tables give:  (1) the accumulation unit value ("AUV") at the beginning of the period; (2) the AUV at the end of the period; and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2017, including portfolio names. Portfolio name changes after December 31, 2017, are not reflected in the following information.

## Separate Account Annual Charges of 1.25%

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)** | | | | | | | | | | |
| Value at beginning of period | $12.20 | $11.90 | $12.17 | $12.09 | $10.70 | $9.86 | $10.36 | $9.55 | $8.00 | $9.58 |
| Value at end of period | $13.70 | $12.20 | $11.90 | $12.17 | $12.09 | $10.70 | $9.86 | $10.36 | $9.55 | $8.00 |
| Number of accumulation units outstanding at end of period | 46,104 | 62,710 | 84,943 | 97,304 | 93,208 | 126,796 | 133,680 | 109,103 | 45,478 | 19,888 |
| **COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)** | | | | | | | | | | |
| Value at beginning of period | $36.06 | $27.51 | $29.73 | $29.22 | $22.07 | $20.09 | $21.68 | $17.36 | $14.06 | $19.82 |
| Value at end of period | $40.59 | $36.06 | $27.51 | $29.73 | $29.22 | $22.07 | $20.09 | $21.68 | $17.36 | $14.06 |
| Number of accumulation units outstanding at end of period | 1,542 | 2,359 | 2,359 | 2,504 | 3,520 | 4,950 | 7,319 | 7,580 | 7,961 | 9,230 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $14.54 | $13.42 | $13.65 | $12.40 | $9.68 | $9.94 | $8.72 | $7.84 | $6.39 | $10.37 |
| Value at end of period | $17.13 | $14.54 | $13.42 | $13.65 | $12.40 | $9.68 | $8.61 | $8.72 | $7.84 | $6.39 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 2,752 | 2,766 | 0 | 0 | 0 | 107 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $10.13 | $9.51 | $10.81 | $11.98 | $9.97 | $8.66 | $9.63 | $9.50 | $7.27 | $13.15 |
| Value at end of period | $11.97 | $10.13 | $9.51 | $10.81 | $11.98 | $9.97 | $8.66 | $9.63 | $9.50 | $7.27 |
| Number of accumulation units outstanding at end of period | 1,761 | 2,400 | 6,113 | 6,211 | 6,318 | 7,085 | 11,570 | 7,302 | 7,337 | 7,465 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| Value at beginning of period | $2.07 | $2.21 | $2.28 | $3.30 | $2.87 | $3.13 | $5.06 | $6.11 | $4.68 | $7.64 |
| Value at end of period | $1.80 | $2.07 | $2.21 | $2.28 | $3.30 | $2.87 | $3.13 | $5.06 | $6.11 | $4.68 |
| Number of accumulation units outstanding at end of period | 149 | 149 | 150 | 2,622 | 5,755 | 12,632 | 8,180 | 6,149 | 6,889 | 7,279 |
| **VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $8.91 | $9.01 | $9.57 | $10.72 | $8.66 | $7.19 | $9.57 | $9.81 | $9.99 | |
| Value at end of period | $10.89 | $8.91 | $9.01 | $9.57 | $10.72 | $8.66 | $7.19 | $8.81 | $9.81 | |
| Number of accumulation units outstanding at end of period | 407 | 8,112 | 10,182 | 4,301 | 4,739 | 2,551 | 934 | 0 | 1,284 | |
| **VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.42 | $11.76 | $12.84 | $13.96 | $11.89 | $10.45 | $11.17 | $10.27 | $10.28 | |
| Value at end of period | $13.72 | $11.42 | $11.76 | $12.84 | $13.96 | $11.89 | $10.45 | $11.04 | $10.27 | |
| Number of accumulation units outstanding at end of period | 1,324 | 1,325 | 1,325 | 1,324 | 1,324 | 0 | 71 | 0 | 498 | |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.30 | $9.86 | $10.24 | $9.89 | $8.81 | $7.75 | $8.16 | $7.81 | $6.09 | $9.68 |
| Value at end of period | $12.55 | $10.30 | $9.86 | $10.24 | $9.89 | $8.81 | $7.75 | $8.16 | $7.81 | $6.09 |
| Number of accumulation units outstanding at end of period | 117,241 | 144,896 | 165,852 | 22,124 | 19,880 | 29,742 | 44,878 | 31,323 | 44,930 | 24,117 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)** | | | | | | | | | | |
| (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | $9.12 | $8.76 | $9.45 | | | | | | | |
| Value at end of period | $11.07 | $9.12 | $8.76 | | | | | | | |
| Number of accumulation units outstanding at end of period | 727 | 2,277 | 3,093 | | | | | | | |
| **VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $10.69 | $10.16 | $10.68 | $10.58 | | | | | | |
| Value at end of period | $12.09 | $10.69 | $10.16 | $10.68 | | | | | | |
| Number of accumulation units outstanding at end of period | 8,453 | 10,364 | 14,364 | 18,854 | | | | | | |
| **VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.04 | $16.23 | $16.43 | $16.63 | $16.84 | $17.06 | $17.26 | $17.48 | $17.65 | $17.45 |
| Value at end of period | $15.90 | $16.04 | $16.23 | $16.43 | $16.63 | $16.84 | $17.06 | $17.26 | $17.48 | $17.65 |
| Number of accumulation units outstanding at end of period | 311,235 | 332,911 | 305,811 | 311,863 | 432,212 | 432,333 | 495,767 | 654,563 | 823,111 | 1,075,453 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $15.94 | $14.78 | $15.24 | $14.01 | $10.90 | $9.58 | $9.99 | | | |
| Value at end of period | $18.86 | $15.94 | $14.78 | $15.24 | $14.01 | $10.90 | $9.58 | | | |
| Number of accumulation units outstanding at end of period | 270,261 | 351,463 | 408,515 | 523,130 | 624,045 | 777,920 | 1,026,100 | | | |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.57 | $13.48 | $13.88 | $12.72 | $9.89 | $8.67 | $8.82 | $7.85 | $6.11 | $9.51 |
| Value at end of period | $17.27 | $14.57 | $13.48 | $13.88 | $12.72 | $9.89 | $8.67 | $8.82 | $7.85 | $6.11 |
| Number of accumulation units outstanding at end of period | 84,304 | 125,992 | 139,901 | 149,992 | 189,762 | 203,583 | 242,256 | 166,429 | 179,700 | 58,152 |
| **VOYA HANG SENG INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $14.03 | $13.79 | $14.74 | $14.43 | $14.07 | $11.10 | $13.78 | $12.98 | $10.86 | |
| Value at end of period | $19.31 | $14.03 | $13.79 | $14.74 | $14.43 | $14.07 | $11.10 | $13.78 | $12.98 | |
| Number of accumulation units outstanding at end of period | 3,471 | 10,376 | 16,758 | 4,719 | 5,457 | 7,064 | 8,328 | 28,020 | 9,425 | |
| **VOYA HIGH YIELD PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.58 | $18.18 | $18.79 | $18.81 | $18.03 | $16.01 | $15.53 | $13.76 | $9.33 | $12.20 |
| Value at end of period | $21.58 | $20.58 | $18.18 | $18.79 | $18.81 | $18.03 | $16.01 | $15.53 | $13.76 | $9.33 |
| Number of accumulation units outstanding at end of period | 64,240 | 97,756 | 120,073 | 150,407 | 154,674 | 178,151 | 201,810 | 181,198 | 184,808 | 235,758 |
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.62 | $16.23 | $16.33 | $14.56 | $11.12 | $9.87 | $10.02 | $8.93 | $7.35 | $11.90 |
| Value at end of period | $21.64 | $17.62 | $16.23 | $16.33 | $14.56 | $11.12 | $9.87 | $10.02 | $8.93 | $7.35 |
| Number of accumulation units outstanding at end of period | 14,353 | 15,887 | 17,575 | 25,471 | 32,381 | 41,733 | 65,532 | 49,367 | 76,821 | 81,989 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $27.12 | $23.30 | $24.09 | $22.32 | $16.84 | $14.53 | $14.92 | $12.43 | $9.57 | $15.57 |
| Value at end of period | $30.34 | $27.12 | $23.30 | $24.09 | $22.32 | $16.84 | $14.53 | $14.92 | $12.43 | $9.57 |
| Number of accumulation units outstanding at end of period | 17,446 | 20,595 | 24,270 | 29,348 | 38,751 | 50,984 | 82,774 | 81,101 | 94,168 | 115,067 |
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $26.86 | $21.42 | $22.47 | $21.62 | $15.39 | $13.89 | $14.21 | $11.75 | $9.55 | $14.58 |
| Value at end of period | $29.07 | $26.86 | $21.42 | $22.47 | $21.62 | $15.39 | $13.89 | $14.21 | $11.75 | $9.55 |
| Number of accumulation units outstanding at end of period | 8,705 | 10,553 | 13,768 | 16,326 | 24,379 | 33,413 | 57,544 | 60,478 | 72,831 | 78,223 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.15 | $15.70 | $15.86 | $15.08 | $15.33 | $14.23 | $13.43 | $12.42 | $11.30 | $12.53 |
| Value at end of period | $16.71 | $16.15 | $15.70 | $15.86 | $15.08 | $15.33 | $14.23 | $13.43 | $12.42 | $11.30 |
| Number of accumulation units outstanding at end of period | 431,061 | 576,929 | 619,303 | 769,986 | 285,265 | 337,270 | 339,798 | 374,616 | 399,908 | 410,808 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $9.37 | $9.45 | $9.71 | $10.19 | | | | | | |
| Value at end of period | $11.49 | $9.37 | $9.45 | $9.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 228,765 | 271,588 | 291,408 | 367,345 | | | | | | |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $8.83 | $8.90 | $9.11 | $9.83 | $8.22 | $7.02 | $8.12 | $7.64 | $7.05 | |
| Value at end of period | $10.86 | $8.83 | $8.90 | $9.11 | $9.83 | $8.22 | $7.02 | $8.12 | $7.64 | |
| Number of accumulation units outstanding at end of period | 3,187 | 5,761 | 8,245 | 10,241 | 13,923 | 17,070 | 28,671 | 27,888 | 35,562 | |
| **VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | $12.79 | $12.58 | $11.53 | $12.35 | $10.02 | $9.43 | $11.07 | $9.76 | | |
| Value at end of period | $15.84 | $12.79 | $12.58 | $11.53 | $12.35 | $10.02 | $9.43 | $11.07 | | |
| Number of accumulation units outstanding at end of period | 788 | 937 | 17,536 | 17,545 | 1,907 | 181 | 261 | 186 | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during May 2012) | | | | | | | | | | |
| Value at beginning of period | $15.81 | $15.49 | $14.84 | $13.29 | $10.33 | $9.69 | | | | |
| Value at end of period | $20.14 | $15.81 | $15.49 | $14.84 | $13.29 | $10.33 | | | | |
| Number of accumulation units outstanding at end of period | 338,109 | 443,639 | 499,779 | 612,144 | 740,168 | 910,276 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $25.60 | $25.00 | $23.86 | $21.31 | $16.52 | $14.20 | $14.07 | $12.47 | $8.86 | $12.39 |
| Value at end of period | $32.72 | $25.60 | $25.00 | $23.86 | $21.31 | $16.52 | $14.20 | $14.07 | $12.47 | $8.86 |
| Number of accumulation units outstanding at end of period | 172,967 | 234,322 | 277,448 | 326,475 | 252,105 | 44,021 | 43,272 | 19,306 | 8,260 | 2,608 |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $16.78 | $14.96 | $15.89 | $14.67 | $11.37 | $10.07 | $10.05 | | | |
| Value at end of period | $18.77 | $16.78 | $14.96 | $15.89 | $14.67 | $11.37 | $10.07 | | | |
| Number of accumulation units outstanding at end of period | 146,402 | 181,208 | 212,480 | 225,827 | 148,442 | 28,371 | 31,803 | | | |
| **VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $23.49 | $23.48 | $23.65 | $23.78 | $23.92 | $23.86 | $23.89 | $23.45 | $22.16 | $22.50 |
| Value at end of period | $23.47 | $23.49 | $23.48 | $23.65 | $23.78 | $23.92 | $23.86 | $23.89 | $23.45 | $22.16 |
| Number of accumulation units outstanding at end of period | 8,108 | 11,596 | 12,147 | 18,625 | 19,067 | 25,700 | 43,767 | 50,499 | 62,476 | 72,204 |
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.13 | $18.10 | $18.29 | $17.06 | $13.12 | $11.66 | $11.90 | $9.27 | $6.66 | $10.83 |
| Value at end of period | $23.57 | $19.13 | $18.10 | $18.29 | $17.06 | $13.12 | $11.66 | $11.90 | $9.27 | $6.66 |
| Number of accumulation units outstanding at end of period | 142,794 | 80,166 | 89,330 | 102,361 | 125,091 | 93,137 | 115,862 | 130,284 | 164,493 | 183,121 |
| **VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.77 | $17.51 | $17.83 | $15.70 | $12.20 | $11.21 | $11.89 | $10.39 | $8.48 | $13.15 |
| Value at end of period | $22.50 | $18.77 | $17.51 | $17.83 | $15.70 | $12.20 | $11.21 | $11.89 | $10.39 | $8.48 |
| Number of accumulation units outstanding at end of period | 6,940 | 8,734 | 10,343 | 11,994 | 13,812 | 19,695 | 37,100 | 39,556 | 37,919 | 38,598 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.70 | $10.35 | $10.57 | $10.11 | $9.81 | $9.20 | $8.86 | $8.32 | $8.25 | |
| Value at end of period | $11.39 | $10.70 | $10.35 | $10.57 | $10.11 | $9.81 | $9.20 | $8.86 | $8.32 | |
| Number of accumulation units outstanding at end of period | 225,596 | 255,493 | 256,570 | 220,567 | 225,905 | 267,335 | 218,623 | 313,416 | 177,020 | |
| **VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $14.05 | $13.26 | $13.71 | $13.18 | $11.25 | $10.08 | $10.33 | $9.38 | $9.22 | |
| Value at end of period | $16.19 | $14.05 | $13.26 | $13.71 | $13.18 | $11.25 | $10.08 | $10.33 | $9.38 | |
| Number of accumulation units outstanding at end of period | 667,634 | 811,015 | 912,167 | 1,043,824 | 1,371,454 | 1,572,082 | 1,712,415 | 2,198,626 | 2,496,597 | |
| **VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $14.06 | $13.33 | $13.72 | $13.15 | $11.50 | $10.44 | $10.56 | $9.63 | $9.50 | |
| Value at end of period | $15.91 | $14.06 | $13.33 | $13.72 | $13.15 | $11.50 | $10.44 | $10.56 | $9.63 | |
| Number of accumulation units outstanding at end of period | 802,590 | 953,035 | 1,082,646 | 1,458,338 | 1,728,534 | 2,081,342 | 2,214,578 | 2,602,054 | 2,859,154 | |
| **VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.43 | $12.86 | $13.23 | $12.73 | $11.71 | $10.76 | $10.67 | $9.86 | $9.75 | |
| Value at end of period | $14.83 | $13.43 | $12.86 | $13.23 | $12.73 | $11.71 | $10.76 | $10.67 | $9.86 | |
| Number of accumulation units outstanding at end of period | 586,330 | 656,649 | 760,885 | 881,829 | 1,029,267 | 1,267,525 | 1,378,837 | 1,436,677 | 1,531,154 | |
| **VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $26.33 | $25.08 | $23.66 | $21.24 | $16.34 | $14.48 | $14.11 | $12.70 | $10.85 | |
| Value at end of period | $34.05 | $26.33 | $25.08 | $23.66 | $21.24 | $16.34 | $14.48 | $14.11 | $12.70 | |
| Number of accumulation units outstanding at end of period | 25,183 | 34,782 | 37,886 | 37,476 | 46,337 | 44,068 | 43,898 | 28,032 | 31,979 | |
| **VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.55 | $15.13 | $15.05 | $13.54 | $10.40 | $9.14 | $9.06 | $8.19 | $6.72 | $10.31 |
| Value at end of period | $19.98 | $16.55 | $15.13 | $15.05 | $13.54 | $10.40 | $9.14 | $9.06 | $8.19 | $6.72 |
| Number of accumulation units outstanding at end of period | 79,511 | 108,639 | 105,746 | 113,941 | 213,344 | 194,260 | 236,511 | 231,934 | 404,145 | 126,808 |
| **VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $24.33 | $21.37 | $22.48 | $20.29 | $15.63 | $13.65 | $13.75 | $12.53 | $10.80 | |
| Value at end of period | $27.20 | $24.33 | $21.37 | $22.48 | $20.29 | $15.63 | $13.65 | $13.75 | $12.53 | |
| Number of accumulation units outstanding at end of period | 31,723 | 37,826 | 42,591 | 26,209 | 30,825 | 47,196 | 54,039 | 57,219 | 56,116 | |
| **VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $26.90 | $25.51 | $26.03 | $23.73 | $17.81 | $15.62 | $16.17 | $13.01 | $10.83 | |
| Value at end of period | $33.04 | $26.90 | $25.51 | $26.03 | $23.73 | $17.81 | $15.62 | $16.17 | $13.01 | |
| Number of accumulation units outstanding at end of period | 28,770 | 32,759 | 37,288 | 34,340 | 45,034 | 53,479 | 59,173 | 80,860 | 97,790 | |
| **VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.27 | $16.36 | $17.09 | $15.39 | $11.64 | $10.10 | $10.44 | $8.47 | $6.14 | $10.49 |
| Value at end of period | $21.23 | $18.27 | $16.36 | $17.09 | $15.39 | $11.64 | $10.10 | $10.44 | $8.47 | $6.14 |
| Number of accumulation units outstanding at end of period | 20,760 | 27,806 | 23,746 | 23,563 | 90,428 | 44,333 | 49,569 | 19,620 | 13,324 | 15,576 |
| **VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.59 | $15.58 | $16.57 | $16.04 | $11.73 | $10.26 | $10.84 | $8.71 | $6.98 | $10.21 |
| Value at end of period | $20.93 | $18.59 | $15.58 | $16.57 | $16.04 | $11.73 | $10.26 | $10.84 | $8.71 | $6.98 |
| Number of accumulation units outstanding at end of period | 15,303 | 18,894 | 15,982 | 25,112 | 106,649 | 31,564 | 43,607 | 48,577 | 40,797 | 49,477 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.93 | $15.16 | $15.52 | $14.92 | $10.89 | $9.60 | $9.67 | $7.41 | $5.74 | $8.89 |
| Value at end of period | $19.80 | $16.93 | $15.16 | $15.52 | $14.92 | $10.89 | $9.60 | $9.67 | $7.41 | $5.74 |
| Number of accumulation units outstanding at end of period | 11,344 | 11,571 | 14,318 | 15,811 | 19,736 | 19,245 | 16,849 | 18,978 | 19,495 | 20,110 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.37 | $16.61 | $17.00 | $16.20 | $11.94 | $10.58 | $11.01 | $8.99 | $7.16 | $9.41 |
| Value at end of period | $22.33 | $20.37 | $16.61 | $17.00 | $16.20 | $11.94 | $10.58 | $11.01 | $8.99 | $7.16 |
| Number of accumulation units outstanding at end of period | 6,538 | 6,009 | 6,544 | 8,294 | 18,609 | 30,844 | 36,646 | 25,619 | 15,014 | 12,098 |
| **VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2015) | | | | | | | | | | |
| Value at beginning of period | $10.07 | $9.60 | $10.03 | | | | | | | |
| Value at end of period | $11.75 | $10.07 | $9.60 | | | | | | | |
| Number of accumulation units outstanding at end of period | 297,334 | 374,885 | 456,365 | | | | | | | |
| **VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.97 | $11.87 | $12.02 | $11.54 | $12.03 | $11.76 | $11.13 | $10.64 | $10.21 | $9.90 |
| Value at end of period | $12.17 | $11.97 | $11.87 | $12.02 | $11.54 | $12.03 | $11.76 | $11.13 | $10.64 | $10.21 |
| Number of accumulation units outstanding at end of period | 23,484 | 39,829 | 42,577 | 43,646 | 54,312 | 62,663 | 83,355 | 91,062 | 87,442 | 72,701 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.90 | $20.09 | $21.42 | $20.79 | $15.16 | $12.83 | $12.71 | $10.18 | $7.62 | $13.14 |
| Value at end of period | $26.46 | $20.90 | $20.09 | $21.42 | $20.79 | $15.16 | $12.83 | $12.71 | $10.18 | $7.62 |
| Number of accumulation units outstanding at end of period | 28,363 | 33,583 | 40,581 | 50,621 | 74,992 | 83,063 | 94,226 | 96,813 | 104,384 | 98,513 |
| **VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.52 | $11.26 | $11.71 | $11.56 | $12.83 | $12.21 | $11.04 | $10.60 | $9.97 | |
| Value at end of period | $11.66 | $11.52 | $11.26 | $11.71 | $11.56 | $12.83 | $12.21 | $11.04 | $10.60 | |
| Number of accumulation units outstanding at end of period | 49,604 | 33,242 | 36,880 | 36,516 | 78,265 | 209,102 | 127,882 | 142,911 | 37,847 | |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.09 | $14.18 | $14.60 | $12.99 | $12.68 | $10.22 | $10.93 | $9.54 | $7.24 | $12.48 |
| Value at end of period | $15.37 | $14.09 | $14.18 | $14.60 | $12.99 | $12.68 | $10.22 | $10.93 | $9.54 | $7.24 |
| Number of accumulation units outstanding at end of period | 28,407 | 31,433 | 41,277 | 45,891 | 49,639 | 48,915 | 60,194 | 84,455 | 89,612 | 99,999 |
| **VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $116.02 | $112.70 | $110.86 | $86.44 | $85.76 | $75.17 | $69.52 | $55.00 | $40.99 | $67.51 |
| Value at end of period | $120.51 | $116.02 | $112.70 | $110.86 | $86.44 | $85.76 | $75.17 | $69.52 | $55.00 | $40.99 |
| Number of accumulation units outstanding at end of period | 7,785 | 8,955 | 10,593 | 12,305 | 15,365 | 21,651 | 27,477 | 31,594 | 42,205 | 49,340 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.66 | $15.57 | $15.31 | $13.74 | $10.33 | $9.31 | $9.90 | $8.94 | $6.88 | $11.46 |
| Value at end of period | $20.01 | $16.66 | $15.57 | $15.31 | $13.74 | $10.33 | $9.31 | $9.90 | $8.94 | $6.88 |
| Number of accumulation units outstanding at end of period | 52,952 | 60,420 | 63,872 | 79,298 | 100,693 | 115,289 | 123,908 | 150,779 | 157,889 | 159,880 |
| **VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.34 | $15.01 | $15.66 | $15.20 | $11.00 | $9.75 | $10.15 | $8.20 | $6.66 | $10.23 |
| Value at end of period | $20.09 | $18.34 | $15.01 | $15.66 | $15.20 | $11.00 | $9.75 | $10.15 | $8.20 | $6.66 |
| Number of accumulation units outstanding at end of period | 18,045 | 20,321 | 24,972 | 27,626 | 36,108 | 46,327 | 51,720 | 59,404 | 70,614 | 77,932 |
| **VY® FRANKLIN INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.72 | $13.76 | $14.89 | $14.36 | $12.68 | $11.40 | $11.26 | $10.10 | $7.74 | $11.09 |
| Value at end of period | $17.13 | $15.72 | $13.76 | $14.89 | $14.36 | $12.68 | $11.40 | $11.26 | $10.10 | $7.74 |
| Number of accumulation units outstanding at end of period | 170,082 | 199,118 | 241,278 | 285,627 | 251,082 | 255,616 | 298,671 | 240,604 | 254,733 | 249,295 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.98 | $19.75 | $21.27 | $19.74 | $14.81 | $12.64 | $13.07 | $11.49 | $9.06 | $14.44 |
| Value at end of period | $26.70 | $22.98 | $19.75 | $21.27 | $19.74 | $14.81 | $12.64 | $13.07 | $11.49 | $9.06 |
| Number of accumulation units outstanding at end of period | 23,127 | 48,824 | 54,396 | 69,672 | 86,589 | 82,680 | 105,906 | 126,971 | 129,999 | 149,237 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.46 | $17.14 | $17.76 | $16.55 | $13.45 | $12.10 | $12.42 | $11.23 | $9.29 | $12.31 |
| Value at end of period | $21.26 | $19.46 | $17.14 | $17.76 | $16.55 | $13.45 | $12.10 | $12.42 | $11.23 | $9.29 |
| Number of accumulation units outstanding at end of period | 154,079 | 174,593 | 205,507 | 246,792 | 103,618 | 96,503 | 118,187 | 105,571 | 113,622 | 120,670 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during February 2014) | | | | | | | | | | |
| Value at beginning of period | $11.96 | $10.55 | $10.95 | $10.24 | | | | | | |
| Value at end of period | $13.05 | $11.96 | $10.55 | $10.95 | | | | | | |
| Number of accumulation units outstanding at end of period | 41,299 | 44,058 | 49,997 | 45,909 | | | | | | |
| **VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $53.75 | $45.39 | $47.35 | $43.54 | $32.93 | $29.11 | $30.13 | $27.12 | $22.16 | $33.11 |
| Value at end of period | $60.45 | $53.75 | $45.39 | $47.35 | $43.54 | $32.93 | $29.11 | $30.13 | $27.12 | $22.16 |
| Number of accumulation units outstanding at end of period | 29,227 | 34,980 | 40,565 | 46,101 | 56,647 | 68,690 | 87,579 | 111,833 | 141,131 | 167,823 |
| **VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.42 | $18.31 | $22.02 | $22.09 | $23.74 | $20.18 | $25.00 | $21.05 | $12.42 | $25.82 |
| Value at end of period | $28.84 | $20.42 | $18.31 | $22.02 | $22.09 | $23.74 | $20.18 | $25.00 | $21.05 | $12.42 |
| Number of accumulation units outstanding at end of period | 51,427 | 58,434 | 71,450 | 82,393 | 101,672 | 110,229 | 113,267 | 135,772 | 157,198 | 183,253 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $30.95 | $27.33 | $28.54 | $25.14 | $19.35 | $16.33 | $16.24 | $13.37 | $10.78 | $16.30 |
| Value at end of period | $34.77 | $30.95 | $27.33 | $28.54 | $25.14 | $19.35 | $16.33 | $16.24 | $13.37 | $10.78 |
| Number of accumulation units outstanding at end of period | 14,049 | 16,324 | 18,337 | 27,242 | 35,674 | 47,088 | 80,922 | 59,613 | 54,776 | 54,946 |
| **VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $30.89 | $25.72 | $27.04 | $25.27 | $18.42 | $15.71 | $16.13 | $12.89 | $10.25 | $14.82 |
| Value at end of period | $35.25 | $30.89 | $25.72 | $27.04 | $25.27 | $18.42 | $15.71 | $16.13 | $12.89 | $10.25 |
| Number of accumulation units outstanding at end of period | 37,008 | 40,018 | 42,178 | 44,222 | 62,367 | 68,963 | 82,903 | 71,558 | 65,391 | 76,585 |
| **VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $28.90 | $27.79 | $26.46 | $25.70 | $21.79 | $19.06 | $17.70 | $15.73 | $12.36 | $17.52 |
| Value at end of period | $35.91 | $28.90 | $27.79 | $26.46 | $25.70 | $21.79 | $19.06 | $17.70 | $15.73 | $12.36 |
| Number of accumulation units outstanding at end of period | 23,925 | 19,439 | 32,933 | 37,826 | 42,761 | 42,688 | 59,377 | 50,786 | 43,937 | 50,398 |
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.57 | $22.86 | $22.30 | $22.12 | $17.66 | $14.74 | $16.29 | $14.24 | $10.35 | $17.61 |
| Value at end of period | $30.34 | $22.57 | $22.86 | $22.30 | $22.12 | $17.66 | $14.74 | $16.29 | $14.24 | $10.35 |
| Number of accumulation units outstanding at end of period | 25,257 | 27,399 | 32,923 | 44,530 | 60,630 | 68,437 | 82,783 | 81,946 | 88,907 | 95,643 |
| **VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $91.14 | $85.42 | $82.20 | $74.22 | $61.50 | $54.41 | $53.54 | $47.55 | $36.14 | $50.48 |
| Value at end of period | $103.59 | $91.14 | $85.42 | $82.20 | $74.22 | $61.50 | $54.41 | $53.54 | $47.55 | $36.14 |
| Number of accumulation units outstanding at end of period | 96,005 | 88,204 | 105,490 | 133,529 | 139,832 | 163,738 | 176,320 | 193,449 | 219,556 | 245,136 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $53.16 | $45.32 | $49.30 | $46.46 | $36.26 | $31.33 | $32.01 | $28.20 | $22.85 | $35.98 |
| Value at end of period | $61.02 | $53.16 | $45.32 | $49.30 | $46.46 | $36.26 | $31.33 | $32.01 | $28.20 | $22.85 |
| Number of accumulation units outstanding at end of period | 29,334 | 34,616 | 39,226 | 47,009 | 80,564 | 99,697 | 136,499 | 135,743 | 157,777 | 163,315 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.20 | $17.20 | $15.76 | $14.72 | $10.73 | $9.16 | $9.40 | $8.16 | $5.80 | $10.18 |
| Value at end of period | $22.63 | $17.20 | $17.20 | $15.76 | $14.72 | $10.73 | $9.16 | $9.40 | $8.16 | $5.80 |
| Number of accumulation units outstanding at end of period | 17,935 | 23,090 | 42,035 | 41,523 | 60,869 | 56,098 | 44,457 | 24,295 | 23,559 | 12,230 |
| **VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.20 | $15.11 | $15.44 | $15.81 | $14.01 | $11.94 | $13.80 | $12.28 | $9.04 | $18.13 |
| Value at end of period | $19.20 | $15.20 | $15.11 | $15.44 | $15.81 | $14.01 | $11.94 | $13.80 | $12.28 | $9.04 |
| Number of accumulation units outstanding at end of period | 33,771 | 36,650 | 49,327 | 46,208 | 48,851 | 57,225 | 65,828 | 70,471 | 89,629 | 116,880 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.03 | $10.99 | $11.54 | $12.55 | $10.59 | $9.04 | $10.43 | $9.73 | $7.47 | $12.74 |
| Value at end of period | $13.29 | $11.03 | $10.99 | $11.54 | $12.55 | $10.59 | $9.04 | $10.43 | $9.73 | $7.47 |
| Number of accumulation units outstanding at end of period | 84,296 | 100,526 | 120,582 | 140,723 | 174,724 | 201,563 | 88,235 | 98,706 | 101,897 | 119,244 |
| **VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $31.35 | $28.63 | $31.36 | $32.67 | $25.32 | $21.06 | $22.62 | $21.26 | $16.27 | $27.31 |
| Value at end of period | $36.60 | $31.35 | $28.63 | $31.36 | $32.67 | $25.32 | $21.06 | $22.62 | $21.26 | $16.27 |
| Number of accumulation units outstanding at end of period | 32,199 | 36,471 | 43,345 | 56,470 | 75,507 | 83,684 | 96,897 | 109,196 | 123,651 | 147,158 |

## Separate Account Annual Charges of 1.30%

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)** | | | | | | | | | | |
| Value at beginning of period | $12.14 | $11.85 | $12.13 | $12.06 | $10.68 | $9.84 | $10.34 | $9.55 | $8.00 | $9.79 |
| Value at end of period | $13.63 | $12.14 | $11.85 | $12.13 | $12.06 | $10.68 | $9.84 | $10.34 | $9.55 | $8.00 |
| Number of accumulation units outstanding at end of period | 13,984 | 17,952 | 19,573 | 31,575 | 44,258 | 44,752 | 51,351 | 33,422 | 17,485 | 5,483 |
| **COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)** | | | | | | | | | | |
| Value at beginning of period | $35.81 | $27.33 | $29.56 | $29.06 | $21.97 | $20.00 | $21.59 | $17.30 | $14.02 | $19.77 |
| Value at end of period | $40.29 | $35.81 | $27.33 | $29.56 | $29.06 | $21.97 | $20.00 | $21.59 | $17.30 | $14.02 |
| Number of accumulation units outstanding at end of period | 326 | 618 | 640 | 688 | 735 | 1,892 | 2,281 | 4,264 | 7,657 | 12,823 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $14.42 | $13.32 | $13.56 | $12.33 | $9.62 | $8.56 | $8.67 | $7.81 | $6.36 | $10.34 |
| Value at end of period | $16.99 | $14.42 | $13.32 | $13.56 | $12.33 | $9.62 | $8.56 | $8.67 | $7.81 | $6.36 |
| Number of accumulation units outstanding at end of period | 1,893 | 1,921 | 2,296 | 2,404 | 2,533 | 3,608 | 4,451 | 4,506 | 4,810 | 6,124 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $10.05 | $9.44 | $10.73 | $11.90 | $9.91 | $8.62 | $9.58 | $9.46 | $7.24 | $13.10 |
| Value at end of period | $11.87 | $10.05 | $9.44 | $10.73 | $11.90 | $9.91 | $8.62 | $9.58 | $9.46 | $7.24 |
| Number of accumulation units outstanding at end of period | 146 | 3,046 | 3,908 | 3,989 | 4,074 | 4,659 | 4,769 | 4,879 | 5,462 | 6,271 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| Value at beginning of period | $2.06 | $2.20 | $2.26 | $3.29 | $2.86 | $3.11 | $5.04 | $6.09 | $4.67 | $7.62 |
| Value at end of period | $1.79 | $2.06 | $2.20 | $2.26 | $3.29 | $2.86 | $3.11 | $5.04 | $6.09 | $4.67 |
| Number of accumulation units outstanding at end of period | 498 | 501 | 504 | 508 | 510 | 513 | 518 | 649 | 673 | 1,824 |
| **VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during April 2011) | | | | | | | | | | |
| Value at beginning of period | $8.88 | $8.98 | $9.54 | $10.70 | $8.64 | $7.19 | $9.99 | | | |
| Value at end of period | $10.85 | $8.88 | $8.98 | $9.54 | $10.70 | $8.64 | $7.19 | | | |
| Number of accumulation units outstanding at end of period | 2,426 | 0 | 5,755 | 5,791 | 5,823 | 9,854 | 10,348 | | | |

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during July 2015) | | | | | | | | | | |
| Value at beginning of period | $11.38 | $11.73 | $13.46 | | | | | | | |
| Value at end of period | $13.66 | $11.38 | $11.73 | | | | | | | |
| Number of accumulation units outstanding at end of period | 73 | 73 | 73 | | | | | | | |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.15 | $9.72 | $10.10 | $9.76 | $8.70 | $7.66 | $8.07 | $7.72 | $6.02 | $10.05 |
| Value at end of period | $12.36 | $10.15 | $9.72 | $10.10 | $9.76 | $8.70 | $7.66 | $8.07 | $7.72 | $6.02 |
| Number of accumulation units outstanding at end of period | 17,598 | 22,072 | 26,721 | 0 | 269 | 0 | 0 | 8,735 | 15,761 | 50 |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)** | | | | | | | | | | |
| (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | $9.11 | $8.75 | $9.45 | | | | | | | |
| Value at end of period | $11.05 | $9.11 | $8.75 | | | | | | | |
| Number of accumulation units outstanding at end of period | 45 | 50 | 203 | | | | | | | |
| **VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $10.67 | $10.15 | $10.67 | $10.41 | | | | | | |
| Value at end of period | $12.07 | $10.67 | $10.15 | $10.67 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,058 | 1,059 | 1,705 | 1,884 | | | | | | |
| **VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.74 | $15.94 | $16.14 | $16.35 | $16.57 | $16.78 | $17.00 | $17.22 | $17.39 | $17.20 |
| Value at end of period | $15.60 | $15.74 | $15.94 | $16.14 | $16.35 | $16.57 | $16.78 | $17.00 | $17.22 | $17.39 |
| Number of accumulation units outstanding at end of period | 58,904 | 67,586 | 81,463 | 104,467 | 91,712 | 90,084 | 117,755 | 130,667 | 271,696 | 411,578 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $15.89 | $14.74 | $15.21 | $13.98 | $10.89 | $9.58 | $9.99 | | | |
| Value at end of period | $18.79 | $15.89 | $14.74 | $15.21 | $13.98 | $10.89 | $9.58 | | | |
| Number of accumulation units outstanding at end of period | 9,280 | 17,611 | 19,330 | 22,937 | 25,116 | 49,547 | 53,907 | | | |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.50 | $13.42 | $13.83 | $12.68 | $9.86 | $8.65 | $8.81 | $7.84 | $6.11 | $9.96 |
| Value at end of period | $17.18 | $14.50 | $13.42 | $13.83 | $12.68 | $9.86 | $8.65 | $8.81 | $7.84 | $6.11 |
| Number of accumulation units outstanding at end of period | 119,269 | 173,632 | 205,675 | 222,839 | 256,780 | 328,069 | 413,293 | 296,136 | 400,179 | 352,050 |
| **VOYA HANG SENG INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $13.98 | $13.74 | $14.69 | $14.39 | $14.04 | $11.08 | $13.77 | $12.97 | $11.78 | |
| Value at end of period | $19.23 | $13.98 | $13.74 | $14.69 | $14.39 | $14.04 | $11.08 | $13.77 | $12.97 | |
| Number of accumulation units outstanding at end of period | 156 | 0 | 2,006 | 2,019 | 2,030 | 0 | 115 | 355 | 582 | |
| **VOYA HIGH YIELD PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.44 | $18.07 | $18.69 | $18.72 | $17.95 | $15.95 | $15.48 | $13.72 | $9.31 | $12.17 |
| Value at end of period | $21.43 | $20.44 | $18.07 | $18.69 | $18.72 | $17.95 | $15.95 | $15.48 | $13.72 | $9.31 |
| Number of accumulation units outstanding at end of period | 39,186 | 48,361 | 57,327 | 82,774 | 98,660 | 113,220 | 119,286 | 156,659 | 186,391 | 231,110 |
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.49 | $16.11 | $16.22 | $14.47 | $11.05 | $9.81 | $9.98 | $8.89 | $7.33 | $11.86 |
| Value at end of period | $21.46 | $17.49 | $16.11 | $16.22 | $14.47 | $11.05 | $9.81 | $9.98 | $8.89 | $7.33 |
| Number of accumulation units outstanding at end of period | 1,227 | 1,591 | 1,663 | 1,718 | 1,822 | 17,896 | 19,101 | 20,698 | 31,879 | 33,921 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $27.23 | $23.41 | $24.22 | $22.45 | $16.94 | $14.63 | $15.03 | $12.52 | $9.65 | $15.70 |
| Value at end of period | $30.45 | $27.23 | $23.41 | $24.22 | $22.45 | $16.94 | $14.63 | $15.03 | $12.52 | $9.65 |
| Number of accumulation units outstanding at end of period | 190 | 3,092 | 3,157 | 3,940 | 4,301 | 7,232 | 8,334 | 14,468 | 20,444 | 23,413 |
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $27.92 | $22.27 | $23.38 | $22.50 | $16.03 | $14.48 | $14.81 | $12.25 | $9.97 | $15.23 |
| Value at end of period | $30.21 | $27.92 | $22.27 | $23.38 | $22.50 | $16.03 | $14.48 | $14.81 | $12.25 | $9.97 |
| Number of accumulation units outstanding at end of period | 2,478 | 4,857 | 6,129 | 6,591 | 8,511 | 11,355 | 12,786 | 15,500 | 17,940 | 18,585 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.03 | $15.59 | $15.76 | $14.99 | $15.25 | $14.16 | $13.37 | $12.37 | $11.26 | $12.49 |
| Value at end of period | $16.58 | $16.03 | $15.59 | $15.76 | $14.99 | $15.25 | $14.16 | $13.37 | $12.37 | $11.26 |
| Number of accumulation units outstanding at end of period | 107,736 | 123,170 | 135,604 | 154,390 | 23,642 | 24,948 | 31,512 | 37,893 | 79,143 | 105,256 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $9.35 | $9.44 | $9.71 | $10.19 | | | | | | |
| Value at end of period | $11.47 | $9.35 | $9.44 | $9.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 37,476 | 56,975 | 64,850 | 54,047 | | | | | | |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $8.79 | $8.86 | $9.07 | $9.80 | $8.20 | $7.01 | $8.11 | $7.64 | $6.07 | $10.23 |
| Value at end of period | $10.81 | $8.79 | $8.86 | $9.07 | $9.80 | $8.20 | $7.01 | $8.11 | $7.64 | $6.07 |
| Number of accumulation units outstanding at end of period | 0 | 1,684 | 1,689 | 3,793 | 4,037 | 3,733 | 3,065 | 2,643 | 2,774 | 184 |
| **VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $12.74 | $12.54 | $11.50 | $12.32 | $10.00 | $9.95 | | | | |
| Value at end of period | $15.78 | $12.74 | $12.54 | $11.50 | $12.32 | $10.00 | | | | |
| Number of accumulation units outstanding at end of period | 74 | 74 | 2,493 | 2,433 | 2,569 | 124 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during July 2012) | | | | | | | | | | |
| Value at beginning of period | $15.77 | $15.46 | $14.82 | $13.28 | $10.33 | $9.85 | | | | |
| Value at end of period | $20.08 | $15.77 | $15.46 | $14.82 | $13.28 | $10.33 | | | | |
| Number of accumulation units outstanding at end of period | 53,501 | 71,551 | 79,679 | 83,026 | 93,702 | 147,759 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $25.44 | $24.85 | $23.73 | $21.21 | $16.45 | $14.15 | $14.02 | $12.43 | $9.47 | |
| Value at end of period | $32.49 | $25.44 | $24.85 | $23.73 | $21.21 | $16.45 | $14.15 | $14.02 | $12.43 | |
| Number of accumulation units outstanding at end of period | 69,530 | 103,477 | 121,687 | 136,303 | 39,614 | 6,163 | 22,683 | 20,553 | 1,188 | |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $16.73 | $14.93 | $15.86 | $14.65 | $11.36 | $10.06 | $10.05 | | | |
| Value at end of period | $18.70 | $16.73 | $14.93 | $15.86 | $14.65 | $11.36 | $10.06 | | | |
| Number of accumulation units outstanding at end of period | 65,388 | 100,562 | 115,915 | 121,273 | 121,024 | 37,445 | 47,956 | | | |
| **VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $23.09 | $23.10 | $23.27 | $23.42 | $23.56 | $23.52 | $23.55 | $23.14 | $21.88 | $22.22 |
| Value at end of period | $23.06 | $23.09 | $23.10 | $23.27 | $23.42 | $23.56 | $23.52 | $23.55 | $23.14 | $21.88 |
| Number of accumulation units outstanding at end of period | 16,490 | 17,766 | 21,772 | 22,436 | 26,572 | 27,736 | 32,417 | 37,468 | 52,881 | 74,995 |

DVA Plus

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.98 | $17.97 | $18.16 | $16.95 | $13.04 | $11.60 | $11.84 | $9.23 | $6.63 | $10.79 |
| Value at end of period | $23.37 | $18.98 | $17.97 | $18.16 | $16.95 | $13.04 | $11.60 | $11.84 | $9.23 | $6.63 |
| Number of accumulation units outstanding at end of period | 107,003 | 49,829 | 56,650 | 61,345 | 66,863 | 69,151 | 81,518 | 118,458 | 161,944 | 186,892 |
| **VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.66 | $17.42 | $17.74 | $15.63 | $12.16 | $11.17 | $11.85 | $10.37 | $8.46 | $13.13 |
| Value at end of period | $22.35 | $18.66 | $17.42 | $17.74 | $15.63 | $12.16 | $11.17 | $11.85 | $10.37 | $8.46 |
| Number of accumulation units outstanding at end of period | 3,925 | 5,069 | 6,521 | 11,747 | 14,272 | 25,328 | 28,908 | 40,016 | 44,414 | 52,673 |
| **VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.66 | $10.32 | $10.54 | $10.09 | $9.79 | $9.19 | $8.85 | $8.32 | $8.25 | |
| Value at end of period | $11.34 | $10.66 | $10.32 | $10.54 | $10.09 | $9.79 | $9.19 | $8.85 | $8.32 | |
| Number of accumulation units outstanding at end of period | 22,979 | 36,821 | 35,114 | 30,994 | 31,363 | 38,636 | 35,281 | 35,492 | 35,528 | |
| **VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $14.00 | $13.22 | $13.67 | $13.15 | $11.23 | $10.07 | $10.33 | $9.37 | $9.22 | |
| Value at end of period | $16.12 | $14.00 | $13.22 | $13.67 | $13.15 | $11.23 | $10.07 | $10.33 | $9.37 | |
| Number of accumulation units outstanding at end of period | 26,884 | 41,368 | 53,247 | 53,820 | 68,122 | 69,974 | 76,647 | 90,926 | 139,459 | |
| **VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $14.01 | $13.29 | $13.68 | $13.12 | $11.48 | $10.43 | $10.55 | $9.63 | $9.50 | |
| Value at end of period | $15.84 | $14.01 | $13.29 | $13.68 | $13.12 | $11.48 | $10.43 | $10.55 | $9.63 | |
| Number of accumulation units outstanding at end of period | 26,791 | 40,418 | 42,815 | 91,629 | 97,375 | 101,001 | 104,424 | 64,755 | 64,028 | |
| **VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.38 | $12.82 | $13.19 | $12.70 | $11.69 | $10.75 | $10.66 | $9.86 | $9.75 | |
| Value at end of period | $14.77 | $13.38 | $12.82 | $13.19 | $12.70 | $11.69 | $10.75 | $10.66 | $9.86 | |
| Number of accumulation units outstanding at end of period | 19,928 | 38,392 | 39,217 | 43,931 | 36,366 | 38,929 | 48,031 | 43,936 | 54,725 | |
| **VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $26.23 | $25.00 | $23.59 | $21.19 | $16.31 | $14.46 | $14.10 | $12.70 | $10.85 | |
| Value at end of period | $33.90 | $26.23 | $25.00 | $23.59 | $21.19 | $16.31 | $14.46 | $14.10 | $12.70 | |
| Number of accumulation units outstanding at end of period | 10,011 | 12,050 | 16,767 | 15,094 | 16,234 | 33,214 | 35,806 | 39,681 | 48,549 | |
| **VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.47 | $15.07 | $15.00 | $13.50 | $10.38 | $9.12 | $9.05 | $8.19 | $6.72 | $6.10 |
| Value at end of period | $19.88 | $16.47 | $15.07 | $15.00 | $13.50 | $10.38 | $9.12 | $9.05 | $8.19 | $6.72 |
| Number of accumulation units outstanding at end of period | 53,006 | 61,143 | 65,828 | 58,167 | 64,718 | 78,811 | 104,989 | 140,441 | 190,804 | 200 |
| **VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $24.23 | $21.29 | $22.42 | $20.24 | $15.60 | $13.63 | $13.89 | $12.52 | $10.64 | |
| Value at end of period | $27.08 | $24.23 | $21.29 | $22.42 | $20.24 | $15.60 | $13.63 | $13.73 | $12.52 | |
| Number of accumulation units outstanding at end of period | 21,340 | 25,438 | 29,302 | 0 | 0 | 769 | 933 | 0 | 62 | |
| **VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $26.80 | $25.42 | $25.96 | $23.67 | $17.78 | $15.59 | $16.16 | $13.01 | $10.80 | |
| Value at end of period | $32.89 | $26.80 | $25.42 | $25.96 | $23.67 | $17.78 | $15.59 | $16.16 | $13.01 | |
| Number of accumulation units outstanding at end of period | 12,984 | 17,857 | 18,768 | 20,923 | 21,869 | 27,354 | 35,831 | 49,507 | 65,432 | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.19 | $16.29 | $17.03 | $15.34 | $11.61 | $10.08 | $10.43 | $8.46 | $6.14 | $10.30 |
| Value at end of period | $21.13 | $18.19 | $16.29 | $17.03 | $15.34 | $11.61 | $10.08 | $10.43 | $8.46 | $6.14 |
| Number of accumulation units outstanding at end of period | 10,971 | 9,471 | 9,411 | 2,051 | 2,110 | 2,682 | 9,469 | 5,853 | 4,676 | 1,193 |
| **VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.51 | $15.52 | $16.52 | $15.99 | $11.71 | $10.24 | $10.83 | $8.70 | $6.98 | $10.01 |
| Value at end of period | $20.82 | $18.51 | $15.52 | $16.52 | $15.99 | $11.71 | $10.24 | $10.83 | $8.70 | $6.98 |
| Number of accumulation units outstanding at end of period | 11,154 | 15,101 | 15,939 | 12,053 | 13,876 | 20,964 | 25,183 | 28,493 | 30,172 | 27,785 |
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.79 | $15.04 | $15.42 | $14.83 | $10.83 | $9.54 | $9.62 | $7.38 | $5.72 | $8.86 |
| Value at end of period | $19.63 | $16.79 | $15.04 | $15.42 | $14.83 | $10.83 | $9.54 | $9.62 | $7.38 | $5.72 |
| Number of accumulation units outstanding at end of period | 3,582 | 9,455 | 13,572 | 14,430 | 35,969 | 55,901 | 69,381 | 77,953 | 92,135 | 105,140 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.28 | $16.55 | $16.94 | $16.15 | $11.91 | $10.56 | $11.00 | $8.98 | $7.15 | $10.48 |
| Value at end of period | $22.22 | $20.28 | $16.55 | $16.94 | $16.15 | $11.91 | $10.56 | $11.00 | $8.98 | $7.15 |
| Number of accumulation units outstanding at end of period | 3,477 | 4,761 | 4,811 | 1,664 | 1,812 | 1,884 | 3,331 | 4,081 | 1,147 | 2,477 |
| **VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2015) | | | | | | | | | | |
| Value at beginning of period | $10.06 | $9.60 | $10.03 | | | | | | | |
| Value at end of period | $11.73 | $10.06 | $9.60 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,399 | 2,454 | 2,724 | | | | | | | |
| **VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.92 | $11.83 | $11.98 | $11.51 | $12.00 | $11.73 | $11.11 | $10.63 | $10.21 | $9.88 |
| Value at end of period | $12.11 | $11.92 | $11.83 | $11.98 | $11.51 | $12.00 | $11.73 | $11.11 | $10.63 | $10.21 |
| Number of accumulation units outstanding at end of period | 23,950 | 28,130 | 27,293 | 6,006 | 5,786 | 17,748 | 22,144 | 17,017 | 17,659 | 13,990 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.77 | $19.98 | $21.32 | $20.70 | $15.10 | $12.79 | $12.67 | $10.15 | $7.61 | $13.12 |
| Value at end of period | $26.29 | $20.77 | $19.98 | $21.32 | $20.70 | $15.10 | $12.79 | $12.67 | $10.15 | $7.61 |
| Number of accumulation units outstanding at end of period | 2,929 | 3,271 | 4,043 | 6,028 | 5,227 | 8,685 | 11,720 | 15,480 | 18,263 | 20,246 |
| **VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.48 | $11.22 | $11.68 | $11.54 | $12.80 | $12.20 | $11.03 | $10.59 | $10.07 | |
| Value at end of period | $11.61 | $11.48 | $11.22 | $11.68 | $11.54 | $12.80 | $12.20 | $11.03 | $10.59 | |
| Number of accumulation units outstanding at end of period | 6,740 | 6,799 | 6,949 | 719 | 26,821 | 50,011 | 44,822 | 35,744 | 1,512 | |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.01 | $14.11 | $14.54 | $12.94 | $12.64 | $10.19 | $10.90 | $9.52 | $7.23 | $12.47 |
| Value at end of period | $15.28 | $14.01 | $14.11 | $14.54 | $12.94 | $12.64 | $10.19 | $10.90 | $9.52 | $7.23 |
| Number of accumulation units outstanding at end of period | 2,062 | 2,343 | 7,061 | 7,162 | 7,261 | 13,750 | 14,658 | 17,038 | 18,589 | 14,369 |
| **VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $114.25 | $111.04 | $109.28 | $85.25 | $84.63 | $74.21 | $68.67 | $54.36 | $40.53 | $66.79 |
| Value at end of period | $118.61 | $114.25 | $111.04 | $109.28 | $85.25 | $84.63 | $74.21 | $68.67 | $54.36 | $40.53 |
| Number of accumulation units outstanding at end of period | 9,166 | 10,492 | 11,738 | 12,449 | 13,581 | 16,251 | 19,265 | 22,953 | 27,791 | 35,079 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.57 | $15.49 | $15.24 | $13.68 | $10.29 | $9.29 | $9.87 | $8.92 | $6.87 | $11.45 |
| Value at end of period | $19.89 | $16.57 | $15.49 | $15.24 | $13.68 | $10.29 | $9.29 | $9.87 | $8.92 | $6.87 |
| Number of accumulation units outstanding at end of period | 4,638 | 11,326 | 12,510 | 14,450 | 15,630 | 19,864 | 24,920 | 38,371 | 43,128 | 41,651 |

# Condensed Financial Information (continued)

|  | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.24 | $14.94 | $15.60 | $15.14 | $10.96 | $9.73 | $10.13 | $8.19 | $6.65 | $10.22 |
| Value at end of period | $19.97 | $18.24 | $14.94 | $15.60 | $15.14 | $10.96 | $9.73 | $10.13 | $8.19 | $6.65 |
| Number of accumulation units outstanding at end of period | 2,529 | 2,940 | 3,223 | 5,216 | 5,876 | 12,853 | 15,466 | 16,959 | 18,637 | 23,738 |
| **VY® FRANKLIN INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.64 | $13.70 | $14.82 | $14.30 | $12.64 | $11.37 | $11.24 | $10.08 | $7.73 | $11.08 |
| Value at end of period | $17.03 | $15.64 | $13.70 | $14.82 | $14.30 | $12.64 | $11.37 | $11.24 | $10.08 | $7.73 |
| Number of accumulation units outstanding at end of period | 27,288 | 32,047 | 33,426 | 42,244 | 39,983 | 31,074 | 32,500 | 42,418 | 68,249 | 75,300 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $21.86 | $18.80 | $20.26 | $18.80 | $14.11 | $12.05 | $12.47 | $10.97 | $8.65 | $13.80 |
| Value at end of period | $25.39 | $21.86 | $18.80 | $20.26 | $18.80 | $14.11 | $12.05 | $12.47 | $10.97 | $8.65 |
| Number of accumulation units outstanding at end of period | 10,942 | 11,469 | 12,864 | 13,174 | 10,716 | 18,022 | 18,081 | 19,811 | 20,196 | 21,597 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.35 | $17.04 | $17.68 | $16.48 | $13.39 | $12.06 | $12.39 | $11.20 | $9.27 | $12.29 |
| Value at end of period | $21.12 | $19.35 | $17.04 | $17.68 | $16.48 | $13.39 | $12.06 | $12.39 | $11.20 | $9.27 |
| Number of accumulation units outstanding at end of period | 74,806 | 100,574 | 117,095 | 131,814 | 17,679 | 13,919 | 18,327 | 22,493 | 30,431 | 45,330 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $11.94 | $10.54 | $10.94 | $10.24 | | | | | | |
| Value at end of period | $13.02 | $11.94 | $10.54 | $10.94 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,773 | 4,706 | 5,395 | 5,923 | | | | | | |
| **VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $53.06 | $44.82 | $46.79 | $43.05 | $32.58 | $28.81 | $29.83 | $26.87 | $21.96 | $32.83 |
| Value at end of period | $59.64 | $53.06 | $44.82 | $46.79 | $43.05 | $32.58 | $28.81 | $29.83 | $26.87 | $21.96 |
| Number of accumulation units outstanding at end of period | 15,529 | 18,900 | 22,454 | 27,372 | 31,033 | 46,039 | 61,607 | 76,247 | 83,098 | 100,212 |
| **VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.23 | $18.14 | $21.83 | $21.92 | $23.56 | $20.04 | $24.84 | $20.92 | $12.36 | $25.69 |
| Value at end of period | $28.55 | $20.23 | $18.14 | $21.83 | $21.92 | $23.56 | $20.04 | $24.84 | $20.92 | $12.36 |
| Number of accumulation units outstanding at end of period | 14,930 | 19,198 | 24,465 | 23,953 | 28,009 | 38,052 | 59,214 | 76,510 | 91,157 | 108,555 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $32.93 | $29.09 | $30.40 | $26.78 | $20.63 | $17.42 | $17.33 | $14.28 | $11.51 | $17.29 |
| Value at end of period | $36.97 | $32.93 | $29.09 | $30.40 | $26.78 | $20.63 | $17.42 | $17.33 | $14.28 | $11.51 |
| Number of accumulation units outstanding at end of period | 0 | 940 | 1,708 | 1,746 | 1,790 | 850 | 855 | 3,658 | 171 | 1,124 |
| **VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $30.66 | $25.54 | $26.87 | $25.12 | $18.32 | $15.64 | $16.06 | $12.84 | $10.21 | $14.77 |
| Value at end of period | $34.97 | $30.66 | $25.54 | $26.87 | $25.12 | $18.32 | $15.64 | $16.06 | $12.84 | $10.21 |
| Number of accumulation units outstanding at end of period | 7,978 | 8,839 | 10,916 | 12,877 | 15,702 | 23,225 | 24,726 | 36,668 | 36,313 | 36,895 |
| **VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $28.68 | $27.60 | $26.29 | $25.55 | $21.67 | $18.96 | $17.62 | $15.67 | $12.32 | $17.47 |
| Value at end of period | $35.62 | $28.68 | $27.60 | $26.29 | $25.55 | $21.67 | $18.96 | $17.62 | $15.67 | $12.32 |
| Number of accumulation units outstanding at end of period | 5,690 | 9,779 | 18,187 | 13,471 | 21,773 | 24,380 | 34,486 | 32,028 | 34,727 | 35,503 |
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $21.35 | $21.64 | $21.11 | $20.95 | $16.73 | $13.97 | $15.45 | $13.52 | $9.83 | $16.73 |
| Value at end of period | $28.69 | $21.35 | $21.64 | $21.11 | $20.95 | $16.73 | $13.97 | $15.45 | $13.52 | $9.83 |
| Number of accumulation units outstanding at end of period | 1,779 | 3,320 | 8,402 | 5,820 | 11,543 | 10,117 | 10,914 | 11,694 | 16,522 | 20,530 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $89.75 | $84.16 | $81.03 | $73.20 | $60.69 | $53.71 | $52.89 | $46.99 | $35.73 | $49.94 |
| Value at end of period | $101.96 | $89.75 | $84.16 | $81.03 | $73.20 | $60.69 | $53.71 | $52.89 | $46.99 | $35.73 |
| Number of accumulation units outstanding at end of period | 44,997 | 52,065 | 61,763 | 67,170 | 80,458 | 97,497 | 119,707 | 135,507 | 172,460 | 202,423 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $52.35 | $44.66 | $48.60 | $45.82 | $35.78 | $30.93 | $31.62 | $27.87 | $22.59 | $35.59 |
| Value at end of period | $60.06 | $52.35 | $44.66 | $48.60 | $45.82 | $35.78 | $30.93 | $31.62 | $27.87 | $22.59 |
| Number of accumulation units outstanding at end of period | 24,060 | 32,684 | 36,065 | 39,373 | 42,185 | 61,387 | 73,410 | 92,010 | 106,678 | 124,573 |
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.11 | $17.12 | $15.69 | $14.67 | $10.70 | $9.14 | $9.38 | $8.15 | $5.79 | $10.18 |
| Value at end of period | $22.51 | $17.11 | $17.12 | $15.69 | $14.67 | $10.70 | $9.14 | $9.38 | $8.15 | $5.79 |
| Number of accumulation units outstanding at end of period | 4,775 | 8,060 | 4,887 | 818 | 2,090 | 5,387 | 6,056 | 6,185 | 10,502 | 6,953 |
| **VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.11 | $15.03 | $15.37 | $15.74 | $13.95 | $11.90 | $13.76 | $12.25 | $9.02 | $18.10 |
| Value at end of period | $19.07 | $15.11 | $15.03 | $15.37 | $15.74 | $13.95 | $11.90 | $13.76 | $12.25 | $9.02 |
| Number of accumulation units outstanding at end of period | 9,081 | 11,363 | 14,451 | 16,642 | 17,915 | 28,531 | 46,986 | 56,889 | 64,950 | 78,284 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.97 | $10.93 | $11.49 | $12.50 | $10.56 | $9.02 | $10.40 | $9.71 | $7.46 | $12.73 |
| Value at end of period | $13.21 | $10.97 | $10.93 | $11.49 | $12.50 | $10.56 | $9.02 | $10.40 | $9.71 | $7.46 |
| Number of accumulation units outstanding at end of period | 46,247 | 53,066 | 65,826 | 62,824 | 65,158 | 77,935 | 8,969 | 14,218 | 24,208 | 16,630 |
| **VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $30.93 | $28.26 | $30.98 | $32.28 | $25.04 | $20.83 | $22.38 | $21.05 | $16.12 | $27.07 |
| Value at end of period | $36.10 | $30.93 | $28.26 | $30.98 | $32.28 | $25.04 | $20.83 | $22.38 | $21.05 | $16.12 |
| Number of accumulation units outstanding at end of period | 12,607 | 16,637 | 18,047 | 20,499 | 26,248 | 31,801 | 39,471 | 50,477 | 68,507 | 83,731 |

## Separate Account Annual Charges of 1.40%

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)** | | | | | | | | | | |
| Value at beginning of period | $12.04 | $11.76 | $12.05 | $11.99 | $10.62 | $9.80 | $10.31 | $9.53 | $7.99 | $10.09 |
| Value at end of period | $13.50 | $12.04 | $11.76 | $12.05 | $11.99 | $10.62 | $9.80 | $10.31 | $9.53 | $7.99 |
| Number of accumulation units outstanding at end of period | 6,996,515 | 8,664,609 | 10,146,226 | 11,809,955 | 13,043,592 | 13,195,463 | 14,658,436 | 14,545,662 | 13,749,221 | 5,658,472 |
| **COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)** | | | | | | | | | | |
| Value at beginning of period | $35.32 | $26.98 | $29.21 | $28.75 | $21.75 | $19.83 | $21.42 | $17.18 | $13.94 | $19.68 |
| Value at end of period | $39.69 | $35.32 | $26.98 | $29.21 | $28.75 | $21.75 | $19.83 | $21.42 | $17.18 | $13.94 |
| Number of accumulation units outstanding at end of period | 224,260 | 371,322 | 463,069 | 571,341 | 731,242 | 853,085 | 975,035 | 1,094,501 | 1,267,316 | 1,517,242 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $14.19 | $13.13 | $13.37 | $12.17 | $9.51 | $8.47 | $8.59 | $7.74 | $6.31 | $10.27 |
| Value at end of period | $16.70 | $14.19 | $13.13 | $13.37 | $12.17 | $9.51 | $8.47 | $8.59 | $7.74 | $6.31 |
| Number of accumulation units outstanding at end of period | 24,959 | 30,950 | 37,080 | 40,009 | 64,161 | 80,226 | 96,088 | 119,978 | 139,938 | 178,757 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.89 | $9.30 | $10.59 | $11.75 | $9.80 | $8.52 | $9.49 | $9.37 | $7.19 | $13.02 |
| Value at end of period | $11.67 | $9.89 | $9.30 | $10.59 | $11.75 | $9.80 | $8.52 | $9.49 | $9.37 | $7.19 |
| Number of accumulation units outstanding at end of period | 19,913 | 36,367 | 41,138 | 46,167 | 61,749 | 74,259 | 85,942 | 104,606 | 126,512 | 152,071 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| Value at beginning of period | $2.03 | $2.17 | $2.24 | $3.25 | $2.83 | $3.09 | $5.01 | $6.05 | $4.64 | $7.59 |
| Value at end of period | $1.76 | $2.03 | $2.17 | $2.24 | $3.25 | $2.83 | $3.09 | $5.01 | $6.05 | $4.64 |
| Number of accumulation units outstanding at end of period | 141,338 | 185,734 | 203,341 | 238,818 | 238,813 | 266,658 | 270,919 | 290,517 | 316,599 | 402,662 |
| **VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.81 | $8.92 | $9.49 | $10.65 | $8.61 | $7.17 | $8.79 | $9.81 | $9.75 | |
| Value at end of period | $10.76 | $8.81 | $8.92 | $9.49 | $10.65 | $8.61 | $7.17 | $8.79 | $9.81 | |
| Number of accumulation units outstanding at end of period | 313,873 | 314,826 | 436,191 | 416,500 | 326,776 | 188,165 | 94,586 | 113,073 | 7,459 | |
| **VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.30 | $11.65 | $12.74 | $13.87 | $11.83 | $10.41 | $11.02 | $10.26 | $10.28 | |
| Value at end of period | $13.55 | $11.30 | $11.65 | $12.74 | $13.87 | $11.83 | $10.41 | $11.02 | $10.26 | |
| Number of accumulation units outstanding at end of period | 62,938 | 65,179 | 99,064 | 119,738 | 73,798 | 47,433 | 72,547 | 76,851 | 5,674 | |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.16 | $9.74 | $10.13 | $9.80 | $8.74 | $7.70 | $8.13 | $7.79 | $6.08 | $9.95 |
| Value at end of period | $12.37 | $10.16 | $9.74 | $10.13 | $9.80 | $8.74 | $7.70 | $8.13 | $7.79 | $6.08 |
| Number of accumulation units outstanding at end of period | 6,479,748 | 7,999,553 | 9,507,797 | 3,326,376 | 3,553,623 | 3,776,108 | 4,036,972 | 4,398,876 | 4,692,093 | 4,193,381 |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)** | | | | | | | | | | |
| (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | $9.09 | $8.75 | $9.45 | | | | | | | |
| Value at end of period | $11.02 | $9.09 | $8.75 | | | | | | | |
| Number of accumulation units outstanding at end of period | 451,551 | 540,000 | 785,892 | | | | | | | |
| **VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | | |
| Value at beginning of period | $10.63 | $10.12 | $10.66 | $10.41 | $10.20 | | | | | |
| Value at end of period | $12.01 | $10.63 | $10.12 | $10.66 | $10.41 | | | | | |
| Number of accumulation units outstanding at end of period | 2,646,948 | 3,586,276 | 4,487,470 | 5,157,399 | 2,055,521 | | | | | |
| **VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.37 | $15.58 | $15.80 | $16.02 | $16.24 | $16.47 | $16.70 | $16.94 | $17.12 | $16.95 |
| Value at end of period | $15.22 | $15.37 | $15.58 | $15.80 | $16.02 | $16.24 | $16.47 | $16.70 | $16.94 | $17.12 |
| Number of accumulation units outstanding at end of period | 2,974,048 | 4,119,413 | 4,627,796 | 5,330,177 | 6,262,749 | 6,109,676 | 7,655,564 | 7,999,039 | 11,578,123 | 15,903,229 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $15.80 | $14.66 | $15.15 | $13.94 | $10.87 | $9.57 | $9.99 | | | |
| Value at end of period | $18.66 | $15.80 | $14.66 | $15.15 | $13.94 | $10.87 | $9.57 | | | |
| Number of accumulation units outstanding at end of period | 7,224,237 | 9,534,437 | 11,357,787 | 13,193,311 | 15,699,200 | 17,914,965 | 19,736,037 | | | |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.37 | $13.31 | $13.73 | $12.61 | $9.81 | $8.61 | $8.78 | $7.82 | $6.10 | $9.95 |
| Value at end of period | $17.01 | $14.37 | $13.31 | $13.73 | $12.61 | $9.81 | $8.61 | $8.78 | $7.82 | $6.10 |
| Number of accumulation units outstanding at end of period | 2,957,464 | 3,989,857 | 4,805,989 | 5,731,475 | 6,997,027 | 8,191,118 | 9,561,032 | 5,214,662 | 5,796,850 | 3,900,949 |
| **VOYA HANG SENG INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.87 | $13.65 | $14.61 | $14.33 | $13.99 | $11.05 | $13.74 | $12.96 | $9.99 | |
| Value at end of period | $19.06 | $13.87 | $13.65 | $14.61 | $14.33 | $13.99 | $11.05 | $13.74 | $12.96 | |
| Number of accumulation units outstanding at end of period | 193,448 | 238,848 | 284,964 | 332,628 | 560,747 | 952,657 | 1,068,924 | 1,477,004 | 453,760 | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA HIGH YIELD PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.18 | $17.86 | $18.49 | $18.53 | $17.80 | $15.83 | $15.37 | $13.65 | $9.26 | $12.13 |
| Value at end of period | $21.14 | $20.18 | $17.86 | $18.49 | $18.53 | $17.80 | $15.83 | $15.37 | $13.65 | $9.26 |
| Number of accumulation units outstanding at end of period | 1,460,783 | 1,919,763 | 2,333,369 | 2,852,338 | 3,536,270 | 4,012,922 | 3,817,892 | 3,921,490 | 3,386,304 | 4,317,113 |
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.21 | $15.87 | $16.00 | $14.29 | $10.92 | $9.71 | $9.88 | $8.82 | $7.27 | $11.78 |
| Value at end of period | $21.10 | $17.21 | $15.87 | $16.00 | $14.29 | $10.92 | $9.71 | $9.88 | $8.82 | $7.27 |
| Number of accumulation units outstanding at end of period | 268,013 | 434,908 | 502,867 | 611,588 | 718,974 | 816,038 | 939,728 | 1,008,074 | 1,178,124 | 1,295,966 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $23.62 | $20.33 | $21.05 | $19.54 | $14.76 | $12.75 | $13.12 | $10.94 | $8.44 | $13.75 |
| Value at end of period | $26.39 | $23.62 | $20.33 | $21.05 | $19.54 | $14.76 | $12.75 | $13.12 | $10.94 | $8.44 |
| Number of accumulation units outstanding at end of period | 304,281 | 535,541 | 606,003 | 733,866 | 900,327 | 1,007,217 | 1,103,955 | 1,204,164 | 1,377,178 | 1,538,832 |
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $23.25 | $18.57 | $19.51 | $18.80 | $13.40 | $12.12 | $12.41 | $10.28 | $8.37 | $12.80 |
| Value at end of period | $25.13 | $23.25 | $18.57 | $19.51 | $18.80 | $13.40 | $12.12 | $12.41 | $10.28 | $8.37 |
| Number of accumulation units outstanding at end of period | 241,436 | 393,989 | 471,739 | 590,078 | 701,737 | 824,353 | 906,059 | 987,422 | 1,101,850 | 1,200,311 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.80 | $15.38 | $15.56 | $14.82 | $15.09 | $14.03 | $13.26 | $12.28 | $11.19 | $12.42 |
| Value at end of period | $16.32 | $15.80 | $15.38 | $15.56 | $14.82 | $15.09 | $14.03 | $13.26 | $12.28 | $11.19 |
| Number of accumulation units outstanding at end of period | 24,021,783 | 28,010,382 | 32,021,473 | 35,604,078 | 12,404,667 | 12,675,495 | 13,585,163 | 14,805,735 | 15,212,968 | 14,692,505 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during February 2014) | | | | | | | | | | |
| Value at beginning of period | $9.33 | $9.43 | $9.70 | $10.41 | | | | | | |
| Value at end of period | $11.42 | $9.33 | $9.43 | $9.70 | | | | | | |
| Number of accumulation units outstanding at end of period | 8,473,575 | 10,918,223 | 12,820,021 | 14,338,873 | | | | | | |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $8.72 | $8.79 | $9.01 | $9.74 | $8.16 | $6.98 | $8.09 | $7.62 | $6.06 | $10.14 |
| Value at end of period | $10.70 | $8.72 | $8.79 | $9.01 | $9.74 | $8.16 | $6.98 | $8.09 | $7.62 | $6.06 |
| Number of accumulation units outstanding at end of period | 348,186 | 475,607 | 558,185 | 670,510 | 985,325 | 849,883 | 818,658 | 1,156,598 | 1,391,858 | 139,687 |
| **VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $12.65 | $12.47 | $11.44 | $12.27 | $9.97 | $9.40 | $11.05 | $9.86 | $9.81 | |
| Value at end of period | $15.64 | $12.65 | $12.47 | $11.44 | $12.27 | $9.97 | $9.40 | $11.05 | $9.86 | |
| Number of accumulation units outstanding at end of period | 99,894 | 130,308 | 179,540 | 88,325 | 158,004 | 62,624 | 178,839 | 63,936 | 3,051 | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $15.69 | $15.40 | $14.78 | $13.26 | $10.32 | $10.27 | | | | |
| Value at end of period | $19.97 | $15.69 | $15.40 | $14.78 | $13.26 | $10.32 | | | | |
| Number of accumulation units outstanding at end of period | 11,904,633 | 16,175,859 | 19,109,726 | 22,337,194 | 26,880,710 | 30,794,923 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $25.11 | $24.56 | $23.48 | $21.00 | $16.31 | $14.04 | $13.93 | $12.36 | $8.80 | $12.32 |
| Value at end of period | $32.05 | $25.11 | $24.56 | $23.48 | $21.00 | $16.31 | $14.04 | $13.93 | $12.36 | $8.80 |
| Number of accumulation units outstanding at end of period | 5,622,301 | 7,562,016 | 9,118,020 | 11,036,243 | 7,109,891 | 1,682,756 | 2,130,653 | 1,082,965 | 1,127,373 | 74,128 |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $16.63 | $14.85 | $15.80 | $14.60 | $11.33 | $10.05 | $10.05 | | | |
| Value at end of period | $18.57 | $16.63 | $14.85 | $15.80 | $14.60 | $11.33 | $10.05 | | | |
| Number of accumulation units outstanding at end of period | 5,508,969 | 7,421,221 | 9,147,104 | 8,808,653 | 5,395,409 | 830,633 | 569,147 | | | |

DVA Plus

## Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.51 | $22.54 | $22.74 | $22.90 | $23.07 | $23.05 | $23.11 | $22.72 | $21.50 | $21.86 |
| Value at end of period | $22.47 | $22.51 | $22.54 | $22.74 | $22.90 | $23.07 | $23.05 | $23.11 | $22.72 | $21.50 |
| Number of accumulation units outstanding at end of period | 131,571 | 146,923 | 175,121 | 213,469 | 274,726 | 378,445 | 463,361 | 595,343 | 738,091 | 954,519 |
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.68 | $17.71 | $17.91 | $16.73 | $12.89 | $11.47 | $11.73 | $9.15 | $6.58 | $10.72 |
| Value at end of period | $22.98 | $18.68 | $17.71 | $17.91 | $16.73 | $12.89 | $11.47 | $11.73 | $9.15 | $6.58 |
| Number of accumulation units outstanding at end of period | 4,774,600 | 2,853,934 | 3,240,855 | 3,761,739 | 4,703,222 | 3,747,745 | 4,227,190 | 4,756,551 | 4,502,607 | 4,769,928 |
| **VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.44 | $17.23 | $17.57 | $15.50 | $12.06 | $11.09 | $11.79 | $10.32 | $8.43 | $13.10 |
| Value at end of period | $22.07 | $18.44 | $17.23 | $17.57 | $15.50 | $12.06 | $11.09 | $11.79 | $10.32 | $8.43 |
| Number of accumulation units outstanding at end of period | 363,463 | 487,254 | 577,949 | 655,382 | 581,429 | 616,418 | 700,026 | 862,455 | 854,149 | 896,825 |
| **VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)** (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.59 | $10.26 | $10.49 | $10.04 | $9.76 | $9.17 | $8.84 | $8.32 | $8.25 | |
| Value at end of period | $11.25 | $10.59 | $10.26 | $10.49 | $10.04 | $9.76 | $9.17 | $8.84 | $8.32 | |
| Number of accumulation units outstanding at end of period | 3,995,871 | 5,389,089 | 5,273,239 | 5,808,995 | 6,917,396 | 7,030,422 | 7,346,128 | 6,256,899 | 5,981,757 | |
| **VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)** (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.90 | $13.14 | $13.60 | $13.09 | $11.19 | $10.05 | $10.31 | $9.37 | $9.22 | |
| Value at end of period | $15.99 | $13.90 | $13.14 | $13.60 | $13.09 | $11.19 | $10.05 | $10.31 | $9.37 | |
| Number of accumulation units outstanding at end of period | 29,664,497 | 39,020,544 | 45,698,664 | 51,799,708 | 59,186,253 | 63,995,469 | 68,956,114 | 74,275,484 | 79,472,323 | |
| **VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)** (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.91 | $13.21 | $13.61 | $13.06 | $11.45 | $10.40 | $10.54 | $9.63 | $9.49 | |
| Value at end of period | $15.71 | $13.91 | $13.21 | $13.61 | $13.06 | $11.45 | $10.40 | $10.54 | $9.63 | |
| Number of accumulation units outstanding at end of period | 17,625,445 | 22,613,214 | 26,950,962 | 30,767,408 | 35,441,375 | 38,485,278 | 42,036,780 | 46,040,296 | 48,787,781 | |
| **VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)** (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.29 | $12.74 | $13.13 | $12.65 | $11.66 | $10.73 | $10.65 | $9.86 | $9.75 | |
| Value at end of period | $14.65 | $13.29 | $12.74 | $13.13 | $12.65 | $11.66 | $10.73 | $10.65 | $9.86 | |
| Number of accumulation units outstanding at end of period | 9,718,604 | 12,104,749 | 14,071,867 | 16,389,602 | 19,206,813 | 20,961,634 | 22,515,408 | 24,451,343 | 25,879,317 | |
| **VOYA RUSSELL<sup>TM</sup> LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)** (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $26.02 | $24.83 | $23.45 | $21.09 | $16.24 | $14.42 | $14.07 | $12.69 | $10.27 | |
| Value at end of period | $33.60 | $26.02 | $24.83 | $23.45 | $21.09 | $16.24 | $14.42 | $14.07 | $12.69 | |
| Number of accumulation units outstanding at end of period | 820,529 | 1,080,819 | 1,104,897 | 1,257,121 | 1,242,161 | 1,378,422 | 1,637,094 | 1,455,162 | 1,607,178 | |
| **VOYA RUSSELL<sup>TM</sup> LARGE CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.33 | $14.95 | $14.90 | $13.42 | $10.33 | $9.09 | $9.02 | $8.17 | $6.71 | $10.17 |
| Value at end of period | $19.69 | $16.33 | $14.95 | $14.90 | $13.42 | $10.33 | $9.09 | $9.02 | $8.17 | $6.71 |
| Number of accumulation units outstanding at end of period | 2,704,333 | 3,318,523 | 3,395,479 | 3,546,039 | 4,014,374 | 4,545,292 | 4,462,209 | 5,649,134 | 6,524,524 | 629,227 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)** (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $24.05 | $21.15 | $22.29 | $20.14 | $15.54 | $13.59 | $13.71 | $12.51 | $10.35 | |
| Value at end of period | $26.84 | $24.05 | $21.15 | $22.29 | $20.14 | $15.54 | $13.59 | $13.71 | $12.51 | |
| Number of accumulation units outstanding at end of period | 856,511 | 1,222,175 | 1,205,374 | 471,664 | 439,059 | 373,421 | 310,000 | 194,823 | 130,420 | |
| **VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)** (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $26.59 | $25.25 | $25.81 | $23.56 | $17.71 | $15.55 | $16.13 | $13.00 | $10.36 | |
| Value at end of period | $32.60 | $26.59 | $25.25 | $25.81 | $23.56 | $17.71 | $15.55 | $16.13 | $13.00 | |
| Number of accumulation units outstanding at end of period | 865,314 | 1,120,682 | 1,355,601 | 1,415,777 | 1,742,194 | 1,975,775 | 2,267,474 | 2,632,553 | 2,765,328 | |
| **VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.03 | $16.17 | $16.91 | $15.25 | $11.56 | $10.04 | $10.40 | $8.45 | $6.13 | $10.30 |
| Value at end of period | $20.92 | $18.03 | $16.17 | $16.91 | $15.25 | $11.56 | $10.04 | $10.40 | $8.45 | $6.13 |
| Number of accumulation units outstanding at end of period | 1,265,670 | 1,580,451 | 1,639,001 | 1,800,620 | 1,609,933 | 1,669,174 | 1,745,841 | 1,854,424 | 1,478,202 | 578,346 |
| **VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.35 | $15.40 | $16.41 | $15.90 | $11.65 | $10.20 | $10.80 | $8.69 | $6.97 | $10.06 |
| Value at end of period | $20.62 | $18.35 | $15.40 | $16.41 | $15.90 | $11.65 | $10.20 | $10.80 | $8.69 | $6.97 |
| Number of accumulation units outstanding at end of period | 1,139,591 | 1,420,669 | 1,600,432 | 1,732,818 | 1,943,191 | 1,759,225 | 1,701,985 | 1,880,369 | 1,673,974 | 1,397,996 |
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.53 | $14.82 | $15.20 | $14.64 | $10.70 | $9.44 | $9.53 | $7.31 | $5.68 | $8.80 |
| Value at end of period | $19.30 | $16.53 | $14.82 | $15.20 | $14.64 | $10.70 | $9.44 | $9.53 | $7.31 | $5.68 |
| Number of accumulation units outstanding at end of period | 184,896 | 275,069 | 341,370 | 413,406 | 542,408 | 663,418 | 796,478 | 919,414 | 1,117,503 | 1,257,982 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.10 | $16.42 | $16.82 | $16.06 | $11.85 | $10.52 | $10.97 | $8.97 | $7.15 | $10.25 |
| Value at end of period | $22.00 | $20.10 | $16.42 | $16.82 | $16.06 | $11.85 | $10.52 | $10.97 | $8.97 | $7.15 |
| Number of accumulation units outstanding at end of period | 629,887 | 812,437 | 852,713 | 963,772 | 1,060,414 | 1,187,162 | 1,422,232 | 1,686,231 | 1,359,012 | 686,734 |
| **VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)** (Funds were first received in this option during August 2015) | | | | | | | | | | |
| Value at beginning of period | $10.05 | $9.60 | $10.03 | | | | | | | |
| Value at end of period | $11.71 | $10.05 | $9.60 | | | | | | | |
| Number of accumulation units outstanding at end of period | 8,722,120 | 10,212,905 | 12,257,013 | | | | | | | |
| **VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.81 | $11.73 | $11.90 | $11.44 | $11.94 | $11.69 | $11.08 | $10.62 | $10.20 | $9.99 |
| Value at end of period | $11.99 | $11.81 | $11.73 | $11.90 | $11.44 | $11.94 | $11.69 | $11.08 | $10.62 | $10.20 |
| Number of accumulation units outstanding at end of period | 1,685,713 | 2,140,065 | 2,326,628 | 2,474,708 | 2,262,123 | 2,599,279 | 3,165,568 | 3,163,184 | 3,588,432 | 3,388,765 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.53 | $19.77 | $21.11 | $20.52 | $14.99 | $12.70 | $12.60 | $10.10 | $7.58 | $13.08 |
| Value at end of period | $25.95 | $20.53 | $19.77 | $21.11 | $20.52 | $14.99 | $12.70 | $12.60 | $10.10 | $7.58 |
| Number of accumulation units outstanding at end of period | 1,832,233 | 2,411,598 | 2,897,333 | 3,345,047 | 3,838,302 | 3,614,401 | 4,238,575 | 4,210,806 | 4,248,323 | 3,468,055 |
| **VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)** (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.39 | $11.15 | $11.61 | $11.48 | $12.75 | $12.16 | $11.01 | $10.59 | $9.88 | |
| Value at end of period | $11.51 | $11.39 | $11.15 | $11.61 | $11.48 | $12.75 | $12.16 | $11.01 | $10.59 | |
| Number of accumulation units outstanding at end of period | 1,823,246 | 2,308,811 | 2,427,575 | 2,742,060 | 3,201,123 | 5,636,752 | 5,459,336 | 3,408,948 | 2,184,297 | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.86 | $13.97 | $14.41 | $12.84 | $12.55 | $10.13 | $10.85 | $9.49 | $7.21 | $12.45 |
| Value at end of period | $15.10 | $13.86 | $13.97 | $14.41 | $12.84 | $12.55 | $10.13 | $10.85 | $9.49 | $7.21 |
| Number of accumulation units outstanding at end of period | 689,431 | 850,881 | 1,017,120 | 1,199,879 | 1,384,244 | 1,576,114 | 1,763,062 | 1,961,059 | 2,241,686 | 2,084,334 |
| **VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $111.21 | $108.20 | $106.59 | $83.24 | $82.71 | $72.61 | $67.25 | $53.29 | $39.77 | $65.61 |
| Value at end of period | $115.34 | $111.21 | $108.20 | $106.59 | $83.24 | $82.71 | $72.61 | $67.25 | $53.29 | $39.77 |
| Number of accumulation units outstanding at end of period | 140,103 | 203,191 | 252,122 | 319,442 | 412,408 | 481,849 | 575,703 | 675,827 | 801,790 | 952,216 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.39 | $15.33 | $15.10 | $13.57 | $10.22 | $9.23 | $9.82 | $8.89 | $6.85 | $11.43 |
| Value at end of period | $19.64 | $16.39 | $15.33 | $15.10 | $13.57 | $10.22 | $9.23 | $9.82 | $8.89 | $6.85 |
| Number of accumulation units outstanding at end of period | 1,688,524 | 2,237,802 | 2,511,540 | 2,768,582 | 3,001,487 | 3,337,689 | 3,608,516 | 3,853,085 | 3,902,577 | 3,528,125 |
| **VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.04 | $14.79 | $15.46 | $15.03 | $10.89 | $9.67 | $10.08 | $8.16 | $6.63 | $10.21 |
| Value at end of period | $19.74 | $18.04 | $14.79 | $15.46 | $15.03 | $10.89 | $9.67 | $10.08 | $8.16 | $6.63 |
| Number of accumulation units outstanding at end of period | 776,175 | 1,037,070 | 1,226,292 | 1,421,605 | 1,638,441 | 1,976,916 | 2,223,917 | 2,485,616 | 2,897,468 | 3,270,508 |
| **VY® FRANKLIN INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.47 | $13.56 | $14.69 | $14.19 | $12.55 | $11.31 | $11.18 | $10.04 | $7.71 | $11.06 |
| Value at end of period | $16.83 | $15.47 | $13.56 | $14.69 | $14.19 | $12.55 | $11.31 | $11.18 | $10.04 | $7.71 |
| Number of accumulation units outstanding at end of period | 2,398,130 | 3,155,065 | 3,731,542 | 4,655,588 | 5,147,846 | 5,478,163 | 5,332,275 | 5,251,259 | 5,510,324 | 4,555,948 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $21.53 | $18.54 | $20.00 | $18.58 | $13.96 | $11.93 | $12.36 | $10.89 | $8.59 | $13.72 |
| Value at end of period | $24.99 | $21.53 | $18.54 | $20.00 | $18.58 | $13.96 | $11.93 | $12.36 | $10.89 | $8.59 |
| Number of accumulation units outstanding at end of period | 975,633 | 1,322,990 | 1,683,688 | 2,034,525 | 2,240,125 | 2,131,292 | 2,213,852 | 2,163,923 | 2,202,640 | 2,342,903 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.12 | $16.86 | $17.50 | $16.33 | $13.29 | $11.98 | $12.31 | $11.15 | $9.24 | $12.26 |
| Value at end of period | $20.85 | $19.12 | $16.86 | $17.50 | $16.33 | $13.29 | $11.98 | $12.31 | $11.15 | $9.24 |
| Number of accumulation units outstanding at end of period | 3,487,076 | 4,329,327 | 5,216,053 | 6,388,091 | 2,363,718 | 2,113,601 | 2,270,527 | 2,408,048 | 2,591,371 | 2,734,004 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during February 2014) | | | | | | | | | | |
| Value at beginning of period | $11.91 | $10.52 | $10.93 | $10.13 | | | | | | |
| Value at end of period | $12.97 | $11.91 | $10.52 | $10.93 | | | | | | |
| Number of accumulation units outstanding at end of period | 5,238,079 | 6,252,217 | 7,191,688 | 8,247,921 | | | | | | |
| **VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $51.89 | $43.88 | $45.85 | $42.23 | $31.99 | $28.32 | $29.36 | $26.47 | $21.66 | $32.41 |
| Value at end of period | $58.28 | $51.89 | $43.88 | $45.85 | $42.23 | $31.99 | $28.32 | $29.36 | $26.47 | $21.66 |
| Number of accumulation units outstanding at end of period | 703,489 | 837,388 | 956,646 | 1,110,697 | 1,334,073 | 1,464,057 | 1,747,429 | 2,059,675 | 2,460,096 | 2,778,827 |
| **VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.84 | $17.82 | $21.46 | $21.57 | $23.20 | $19.76 | $24.52 | $20.67 | $12.22 | $25.43 |
| Value at end of period | $27.98 | $19.84 | $17.82 | $21.46 | $21.57 | $23.20 | $19.76 | $24.52 | $20.67 | $12.22 |
| Number of accumulation units outstanding at end of period | 1,680,669 | 2,136,235 | 2,491,137 | 2,828,949 | 3,257,286 | 3,572,154 | 3,601,771 | 3,721,910 | 4,884,446 | 4,935,142 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.60 | $17.34 | $18.13 | $15.99 | $12.33 | $10.42 | $10.38 | $8.56 | $6.91 | $10.18 |
| Value at end of period | $21.99 | $19.60 | $17.34 | $18.13 | $15.99 | $12.33 | $10.42 | $10.38 | $8.56 | $6.91 |
| Number of accumulation units outstanding at end of period | 664,025 | 875,198 | 1,100,503 | 1,353,541 | 1,923,801 | 1,723,331 | 1,622,804 | 1,415,034 | 802,705 | 540,677 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $30.21 | $25.19 | $26.53 | $24.83 | $18.12 | $15.49 | $15.92 | $12.74 | $10.15 | $14.69 |
| Value at end of period | $34.42 | $30.21 | $25.19 | $26.53 | $24.83 | $18.12 | $15.49 | $15.92 | $12.74 | $10.15 |
| Number of accumulation units outstanding at end of period | 869,153 | 1,234,769 | 1,470,952 | 1,635,806 | 1,942,461 | 1,734,757 | 1,899,433 | 2,114,063 | 1,657,419 | 1,611,588 |
| **VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $28.26 | $27.22 | $25.95 | $25.25 | $21.44 | $18.78 | $17.47 | $15.55 | $12.24 | $17.37 |
| Value at end of period | $35.06 | $28.26 | $27.22 | $25.95 | $25.25 | $21.44 | $18.78 | $17.47 | $15.55 | $12.24 |
| Number of accumulation units outstanding at end of period | 1,045,249 | 1,340,989 | 1,519,675 | 1,806,889 | 2,192,686 | 2,525,466 | 2,790,056 | 2,982,767 | 2,798,687 | 2,715,369 |
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.40 | $18.66 | $18.23 | $18.11 | $14.48 | $12.10 | $13.40 | $11.73 | $8.54 | $14.55 |
| Value at end of period | $24.69 | $18.40 | $18.66 | $18.23 | $18.11 | $14.48 | $12.10 | $13.40 | $11.73 | $8.54 |
| Number of accumulation units outstanding at end of period | 807,076 | 883,783 | 1,216,762 | 1,205,566 | 1,469,568 | 1,279,009 | 1,397,045 | 1,420,560 | 1,635,220 | 1,818,384 |
| **VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $87.37 | $82.00 | $79.04 | $71.47 | $59.32 | $52.55 | $51.80 | $46.07 | $35.06 | $49.06 |
| Value at end of period | $99.15 | $87.37 | $82.00 | $79.04 | $71.47 | $59.32 | $52.55 | $51.80 | $46.07 | $35.06 |
| Number of accumulation units outstanding at end of period | 3,519,909 | 4,380,841 | 4,905,548 | 5,469,024 | 6,127,711 | 6,556,997 | 7,077,206 | 7,593,076 | 8,156,298 | 8,278,462 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $50.96 | $43.51 | $47.40 | $44.74 | $34.97 | $30.26 | $30.97 | $27.32 | $22.17 | $34.97 |
| Value at end of period | $58.41 | $50.96 | $43.51 | $47.40 | $44.74 | $34.97 | $30.26 | $30.97 | $27.32 | $22.17 |
| Number of accumulation units outstanding at end of period | 958,143 | 1,314,400 | 1,493,918 | 1,766,295 | 2,183,982 | 2,465,852 | 2,820,631 | 3,008,352 | 3,153,961 | 3,367,200 |
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.95 | $16.97 | $15.57 | $14.57 | $10.64 | $9.10 | $9.35 | $8.13 | $5.78 | $10.17 |
| Value at end of period | $22.27 | $16.95 | $16.97 | $15.57 | $14.57 | $10.64 | $9.10 | $9.35 | $8.13 | $5.78 |
| Number of accumulation units outstanding at end of period | 1,644,216 | 1,963,161 | 2,549,469 | 2,394,002 | 2,453,514 | 2,352,194 | 1,806,950 | 1,929,680 | 1,909,257 | 775,347 |
| **VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.93 | $14.86 | $15.22 | $15.61 | $13.84 | $11.82 | $13.68 | $12.19 | $8.99 | $18.05 |
| Value at end of period | $18.83 | $14.93 | $14.86 | $15.22 | $15.61 | $13.84 | $11.82 | $13.68 | $12.19 | $8.99 |
| Number of accumulation units outstanding at end of period | 875,910 | 1,015,936 | 1,199,390 | 1,221,192 | 1,258,845 | 1,385,641 | 1,461,019 | 1,599,392 | 1,998,238 | 2,376,603 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.85 | $10.83 | $11.39 | $12.40 | $10.49 | $8.96 | $10.36 | $9.67 | $7.44 | $12.71 |
| Value at end of period | $13.05 | $10.85 | $10.83 | $11.39 | $12.40 | $10.49 | $8.96 | $10.36 | $9.67 | $7.44 |
| Number of accumulation units outstanding at end of period | 3,817,589 | 5,129,382 | 6,092,607 | 6,958,530 | 7,818,813 | 8,618,254 | 2,688,868 | 2,992,773 | 2,884,425 | 2,681,328 |
| **VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $30.22 | $27.64 | $30.33 | $31.63 | $24.56 | $20.46 | $22.00 | $20.71 | $15.88 | $26.69 |
| Value at end of period | $35.23 | $30.22 | $27.64 | $30.33 | $31.63 | $24.56 | $20.46 | $22.00 | $20.71 | $15.88 |
| Number of accumulation units outstanding at end of period | 484,774 | 655,387 | 816,077 | 984,423 | 1,092,286 | 1,218,937 | 1,363,264 | 1,606,338 | 1,694,621 | 1,712,450 |

# Condensed Financial Information (continued)

## Separate Account Annual Charges of 1.45%

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)** | | | | | | | | | | |
| Value at beginning of period | $11.98 | $11.71 | $12.01 | $11.95 | $10.60 | $9.78 | $10.30 | $9.52 | $7.99 | $10.09 |
| Value at end of period | $13.43 | $11.98 | $11.71 | $12.01 | $11.95 | $10.60 | $9.78 | $10.30 | $9.52 | $7.99 |
| Number of accumulation units outstanding at end of period | 654,069 | 1,064,718 | 1,538,404 | 1,953,606 | 2,064,329 | 2,222,715 | 2,844,719 | 3,582,001 | 3,478,113 | 1,398,127 |
| **COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)** | | | | | | | | | | |
| Value at beginning of period | $35.07 | $26.81 | $29.04 | $28.59 | $21.65 | $19.74 | $21.34 | $17.12 | $13.90 | $19.63 |
| Value at end of period | $39.40 | $35.07 | $26.81 | $29.04 | $28.59 | $21.65 | $19.74 | $21.34 | $17.12 | $13.90 |
| Number of accumulation units outstanding at end of period | 143,036 | 223,190 | 288,185 | 352,191 | 481,241 | 585,451 | 662,341 | 745,402 | 862,023 | 1,030,405 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $14.08 | $13.03 | $13.28 | $12.09 | $9.45 | $8.42 | $8.55 | $7.70 | $6.29 | $10.23 |
| Value at end of period | $16.56 | $14.08 | $13.03 | $13.28 | $12.09 | $9.45 | $8.42 | $8.55 | $7.70 | $6.29 |
| Number of accumulation units outstanding at end of period | 49,570 | 64,579 | 83,082 | 90,996 | 146,571 | 176,369 | 229,572 | 349,659 | 384,448 | 417,520 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.81 | $9.23 | $10.51 | $11.68 | $9.74 | $8.48 | $9.44 | $9.33 | $7.16 | $12.97 |
| Value at end of period | $11.57 | $9.81 | $9.23 | $10.51 | $11.68 | $9.74 | $8.48 | $9.44 | $9.33 | $7.16 |
| Number of accumulation units outstanding at end of period | 20,021 | 33,185 | 36,599 | 40,732 | 55,207 | 76,226 | 95,230 | 115,157 | 137,957 | 176,707 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| Value at beginning of period | $2.02 | $2.16 | $2.22 | $3.23 | $2.82 | $3.07 | $4.99 | $6.03 | $4.63 | $7.57 |
| Value at end of period | $1.75 | $2.02 | $2.16 | $2.22 | $3.23 | $2.82 | $3.07 | $4.99 | $6.03 | $4.63 |
| Number of accumulation units outstanding at end of period | 28,051 | 31,278 | 43,869 | 68,213 | 91,758 | 126,120 | 142,733 | 153,552 | 178,986 | 238,350 |
| **VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.78 | $8.90 | $9.46 | $10.63 | $8.60 | $7.16 | $8.79 | $9.81 | $9.75 | |
| Value at end of period | $10.72 | $8.78 | $8.90 | $9.46 | $10.63 | $8.60 | $7.16 | $8.79 | $9.81 | |
| Number of accumulation units outstanding at end of period | 34,784 | 42,277 | 93,147 | 61,821 | 35,123 | 37,879 | 25,121 | 22,581 | 4,083 | |
| **VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.26 | $11.62 | $12.70 | $13.84 | $11.81 | $10.40 | $11.01 | $10.26 | $10.08 | |
| Value at end of period | $13.49 | $11.26 | $11.62 | $12.70 | $13.84 | $11.81 | $10.40 | $11.01 | $10.26 | |
| Number of accumulation units outstanding at end of period | 3,247 | 6,307 | 8,474 | 5,081 | 7,532 | 2,241 | 7,398 | 4,702 | 6,842 | |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.11 | $9.70 | $10.10 | $9.77 | $8.72 | $7.69 | $8.12 | $7.78 | $6.08 | $9.95 |
| Value at end of period | $12.30 | $10.11 | $9.70 | $10.10 | $9.77 | $8.72 | $7.69 | $8.12 | $7.78 | $6.08 |
| Number of accumulation units outstanding at end of period | 653,357 | 977,460 | 1,290,353 | 179,450 | 222,338 | 240,900 | 261,667 | 333,061 | 577,217 | 252,302 |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)** | | | | | | | | | | |
| (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | $9.08 | $8.74 | $9.45 | | | | | | | |
| Value at end of period | $11.00 | $9.08 | $8.74 | | | | | | | |
| Number of accumulation units outstanding at end of period | 82,511 | 130,686 | 179,247 | | | | | | | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during July 2013) | | | | | | | | | | |
| Value at beginning of period | $10.61 | $10.11 | $10.65 | $10.40 | $9.93 | | | | | |
| Value at end of period | $11.98 | $10.61 | $10.11 | $10.65 | $10.40 | | | | | |
| Number of accumulation units outstanding at end of period | 173,478 | 307,560 | 415,380 | 485,855 | 1,534 | | | | | |
| **VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.09 | $15.30 | $15.52 | $15.75 | $15.97 | $16.21 | $16.44 | $16.68 | $16.88 | $16.72 |
| Value at end of period | $14.93 | $15.09 | $15.30 | $15.52 | $15.75 | $15.97 | $16.21 | $16.44 | $16.68 | $16.88 |
| Number of accumulation units outstanding at end of period | 920,240 | 1,182,481 | 1,642,900 | 2,155,791 | 2,960,758 | 3,221,646 | 4,121,705 | 4,765,149 | 7,031,809 | 12,640,768 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $15.75 | $14.63 | $15.12 | $13.92 | $10.86 | $9.56 | $9.99 | | | |
| Value at end of period | $18.59 | $15.75 | $14.63 | $15.12 | $13.92 | $10.86 | $9.56 | | | |
| Number of accumulation units outstanding at end of period | 1,412,749 | 1,935,972 | 2,357,589 | 2,891,838 | 3,836,159 | 4,707,103 | 5,571,491 | | | |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.30 | $13.26 | $13.68 | $12.57 | $9.78 | $8.60 | $8.77 | $7.82 | $6.10 | $9.95 |
| Value at end of period | $16.92 | $14.30 | $13.26 | $13.68 | $12.57 | $9.78 | $8.60 | $8.77 | $7.82 | $6.10 |
| Number of accumulation units outstanding at end of period | 1,513,248 | 2,189,006 | 2,823,985 | 3,452,928 | 4,473,075 | 5,894,655 | 7,309,908 | 5,553,955 | 6,354,228 | 5,498,422 |
| **VOYA HANG SENG INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.82 | $13.60 | $14.57 | $14.29 | $13.97 | $11.04 | $13.73 | $12.96 | $9.99 | |
| Value at end of period | $18.97 | $13.82 | $13.60 | $14.57 | $14.29 | $13.97 | $11.04 | $13.73 | $12.96 | |
| Number of accumulation units outstanding at end of period | 17,290 | 40,489 | 76,400 | 50,885 | 93,168 | 118,685 | 110,735 | 166,799 | 104,665 | |
| **VOYA HIGH YIELD PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.05 | $17.76 | $18.39 | $18.44 | $17.72 | $15.77 | $15.32 | $13.61 | $9.24 | $12.11 |
| Value at end of period | $20.99 | $20.05 | $17.76 | $18.39 | $18.44 | $17.72 | $15.77 | $15.32 | $13.61 | $9.24 |
| Number of accumulation units outstanding at end of period | 664,016 | 904,379 | 1,012,788 | 1,280,544 | 1,665,298 | 2,184,092 | 2,491,020 | 2,933,389 | 3,043,266 | 3,714,547 |
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.08 | $15.76 | $15.89 | $14.20 | $10.86 | $9.66 | $9.83 | $8.78 | $7.24 | $11.74 |
| Value at end of period | $20.92 | $17.08 | $15.76 | $15.89 | $14.20 | $10.86 | $9.66 | $9.83 | $8.78 | $7.24 |
| Number of accumulation units outstanding at end of period | 158,038 | 236,651 | 282,722 | 318,348 | 423,824 | 651,811 | 715,155 | 884,341 | 938,032 | 1,042,303 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $26.60 | $22.90 | $23.73 | $22.03 | $16.65 | $14.39 | $14.81 | $12.36 | $9.54 | $15.55 |
| Value at end of period | $29.69 | $26.60 | $22.90 | $23.73 | $22.03 | $16.65 | $14.39 | $14.81 | $12.36 | $9.54 |
| Number of accumulation units outstanding at end of period | 112,236 | 130,443 | 145,186 | 171,063 | 223,131 | 281,879 | 324,303 | 401,903 | 504,402 | 588,432 |
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $27.27 | $21.79 | $22.90 | $22.08 | $15.75 | $14.25 | $14.60 | $12.10 | $9.86 | $15.08 |
| Value at end of period | $29.46 | $27.27 | $21.79 | $22.90 | $22.08 | $15.75 | $14.25 | $14.60 | $12.10 | $9.86 |
| Number of accumulation units outstanding at end of period | 51,878 | 70,817 | 83,770 | 101,167 | 139,132 | 177,088 | 214,788 | 286,449 | 340,526 | 403,831 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.68 | $15.27 | $15.46 | $14.73 | $15.00 | $13.96 | $13.20 | $12.23 | $11.15 | $12.39 |
| Value at end of period | $16.19 | $15.68 | $15.27 | $15.46 | $14.73 | $15.00 | $13.96 | $13.20 | $12.23 | $11.15 |
| Number of accumulation units outstanding at end of period | 2,733,337 | 3,628,894 | 4,519,633 | 5,528,408 | 1,551,460 | 1,883,109 | 2,424,393 | 2,524,418 | 2,778,230 | 3,181,205 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $9.31 | $9.42 | $9.69 | $10.56 | | | | | | |
| Value at end of period | $11.40 | $9.31 | $9.42 | $9.69 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,261,216 | 1,720,549 | 2,191,357 | 2,741,578 | | | | | | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $8.68 | $8.76 | $8.98 | $9.71 | $8.14 | $6.97 | $8.08 | $7.62 | $6.06 | $10.32 |
| Value at end of period | $10.65 | $8.68 | $8.76 | $8.98 | $9.71 | $8.14 | $6.97 | $8.08 | $7.62 | $6.06 |
| Number of accumulation units outstanding at end of period | 58,240 | 82,645 | 116,289 | 157,000 | 300,509 | 234,663 | 222,875 | 692,293 | 588,677 | 37,212 |
| **VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $12.61 | $12.43 | $11.41 | $12.24 | $9.95 | $9.39 | $11.04 | $9.86 | $9.78 | |
| Value at end of period | $15.58 | $12.61 | $12.43 | $11.41 | $12.24 | $9.95 | $9.39 | $11.04 | $9.86 | |
| Number of accumulation units outstanding at end of period | 14,209 | 29,511 | 35,359 | 13,570 | 29,519 | 8,760 | 13,788 | 143,529 | 465 | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $15.66 | $15.37 | $14.76 | $13.25 | $10.32 | $10.27 | | | | |
| Value at end of period | $19.91 | $15.66 | $15.37 | $14.76 | $13.25 | $10.32 | | | | |
| Number of accumulation units outstanding at end of period | 2,393,623 | 3,272,877 | 4,067,317 | 4,989,819 | 6,510,996 | 8,011,707 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $24.95 | $24.42 | $23.35 | $20.90 | $16.24 | $13.98 | $13.88 | $12.33 | $8.78 | $12.30 |
| Value at end of period | $31.82 | $24.95 | $24.42 | $23.35 | $20.90 | $16.24 | $13.98 | $13.88 | $12.33 | $8.78 |
| Number of accumulation units outstanding at end of period | 1,483,134 | 2,025,521 | 2,572,012 | 3,274,957 | 1,462,907 | 963,656 | 1,126,811 | 595,332 | 487,747 | 66,305 |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $16.58 | $14.81 | $15.77 | $14.58 | $11.32 | $10.05 | $10.05 | | | |
| Value at end of period | $18.50 | $16.58 | $14.81 | $15.77 | $14.58 | $11.32 | $10.05 | | | |
| Number of accumulation units outstanding at end of period | 1,643,998 | 2,300,260 | 2,960,695 | 3,499,609 | 2,959,548 | 608,917 | 698,403 | | | |
| **VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.13 | $22.17 | $22.37 | $22.55 | $22.72 | $22.71 | $22.78 | $22.41 | $21.22 | $21.59 |
| Value at end of period | $22.07 | $22.13 | $22.17 | $22.37 | $22.55 | $22.72 | $22.71 | $22.78 | $22.41 | $21.22 |
| Number of accumulation units outstanding at end of period | 108,889 | 135,345 | 157,286 | 202,777 | 255,577 | 332,285 | 452,611 | 632,793 | 818,082 | 1,000,792 |
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.53 | $17.57 | $17.79 | $16.63 | $12.81 | $11.41 | $11.67 | $9.11 | $6.56 | $10.68 |
| Value at end of period | $22.79 | $18.53 | $17.57 | $17.79 | $16.63 | $12.81 | $11.41 | $11.67 | $9.11 | $6.56 |
| Number of accumulation units outstanding at end of period | 1,892,356 | 1,076,825 | 1,343,608 | 1,628,870 | 2,202,017 | 2,238,891 | 2,735,925 | 3,660,850 | 3,762,445 | 4,001,366 |
| **VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.33 | $17.14 | $17.48 | $15.43 | $12.02 | $11.06 | $11.75 | $10.29 | $8.41 | $13.08 |
| Value at end of period | $21.93 | $18.33 | $17.14 | $17.48 | $15.43 | $12.02 | $11.06 | $11.75 | $10.29 | $8.41 |
| Number of accumulation units outstanding at end of period | 121,752 | 185,460 | 204,638 | 215,054 | 216,634 | 262,250 | 329,597 | 372,241 | 413,573 | 449,248 |
| **VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.55 | $10.22 | $10.46 | $10.02 | $9.74 | $9.16 | $8.84 | $8.31 | $8.25 | |
| Value at end of period | $11.20 | $10.55 | $10.22 | $10.46 | $10.02 | $9.74 | $9.16 | $8.84 | $8.31 | |
| Number of accumulation units outstanding at end of period | 691,960 | 901,433 | 972,338 | 1,015,999 | 1,484,592 | 2,511,509 | 2,424,076 | 2,284,321 | 1,878,967 | |
| **VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.85 | $13.09 | $13.56 | $13.07 | $11.17 | $10.04 | $10.31 | $9.37 | $9.22 | |
| Value at end of period | $15.92 | $13.85 | $13.09 | $13.56 | $13.07 | $11.17 | $10.04 | $10.31 | $9.37 | |
| Number of accumulation units outstanding at end of period | 3,326,906 | 4,351,205 | 5,677,271 | 6,905,816 | 8,311,637 | 9,179,579 | 10,424,293 | 11,613,550 | 12,837,062 | |

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.86 | $13.17 | $13.57 | $13.03 | $11.43 | $10.39 | $10.54 | $9.63 | $9.49 | |
| Value at end of period | $15.65 | $13.86 | $13.17 | $13.57 | $13.03 | $11.43 | $10.39 | $10.54 | $9.63 | |
| Number of accumulation units outstanding at end of period | 2,560,615 | 3,291,083 | 4,086,775 | 4,720,734 | 5,882,523 | 6,458,891 | 7,416,905 | 8,432,784 | 9,436,744 | |
| **VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.24 | $12.70 | $13.09 | $12.62 | $11.64 | $10.71 | $10.64 | $9.86 | $9.75 | |
| Value at end of period | $14.59 | $13.24 | $12.70 | $13.09 | $12.62 | $11.64 | $10.71 | $10.64 | $9.86 | |
| Number of accumulation units outstanding at end of period | 1,787,135 | 2,479,170 | 3,020,673 | 3,504,660 | 4,251,012 | 4,795,887 | 5,638,396 | 5,981,284 | 6,824,537 | |
| **VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $25.92 | $24.74 | $23.38 | $21.04 | $16.21 | $14.40 | $14.06 | $12.68 | $10.27 | |
| Value at end of period | $33.45 | $25.92 | $24.74 | $23.38 | $21.04 | $16.21 | $14.40 | $14.06 | $12.68 | |
| Number of accumulation units outstanding at end of period | 373,132 | 525,759 | 619,236 | 719,090 | 895,848 | 1,037,401 | 1,193,971 | 1,210,244 | 1,395,258 | |
| **VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.26 | $14.90 | $14.85 | $13.38 | $10.30 | $9.07 | $9.01 | $8.16 | $6.71 | $10.13 |
| Value at end of period | $19.59 | $16.26 | $14.90 | $14.85 | $13.38 | $10.30 | $9.07 | $9.01 | $8.16 | $6.71 |
| Number of accumulation units outstanding at end of period | 778,203 | 1,205,545 | 1,507,125 | 1,691,723 | 1,932,569 | 2,420,201 | 2,812,730 | 4,030,871 | 5,261,284 | 243,155 |
| **VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $23.95 | $21.08 | $22.22 | $20.10 | $15.51 | $13.58 | $13.70 | $12.51 | $10.35 | |
| Value at end of period | $26.72 | $23.95 | $21.08 | $22.22 | $20.10 | $15.51 | $13.58 | $13.70 | $12.51 | |
| Number of accumulation units outstanding at end of period | 268,800 | 372,502 | 483,403 | 104,122 | 125,461 | 166,446 | 166,253 | 175,163 | 61,958 | |
| **VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $26.48 | $25.16 | $25.73 | $23.50 | $17.68 | $15.53 | $16.11 | $12.99 | $10.40 | |
| Value at end of period | $32.46 | $26.48 | $25.16 | $25.73 | $23.50 | $17.68 | $15.53 | $16.11 | $12.99 | |
| Number of accumulation units outstanding at end of period | 259,582 | 347,394 | 456,080 | 465,659 | 588,443 | 707,299 | 887,614 | 1,117,706 | 1,349,863 | |
| **VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.95 | $16.10 | $16.85 | $15.21 | $11.53 | $10.02 | $10.39 | $8.44 | $6.13 | $10.33 |
| Value at end of period | $20.82 | $17.95 | $16.10 | $16.85 | $15.21 | $11.53 | $10.02 | $10.39 | $8.44 | $6.13 |
| Number of accumulation units outstanding at end of period | 184,589 | 317,957 | 342,779 | 424,483 | 401,310 | 352,708 | 441,768 | 667,996 | 567,439 | 121,499 |
| **VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.27 | $15.34 | $16.35 | $15.85 | $11.62 | $10.18 | $10.78 | $8.68 | $6.97 | $10.06 |
| Value at end of period | $20.52 | $18.27 | $15.34 | $16.35 | $15.85 | $11.62 | $10.18 | $10.78 | $8.68 | $6.97 |
| Number of accumulation units outstanding at end of period | 225,008 | 334,998 | 394,050 | 469,219 | 744,447 | 662,815 | 832,166 | 1,415,119 | 1,266,182 | 1,152,601 |
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.40 | $14.71 | $15.10 | $14.54 | $10.64 | $9.39 | $9.48 | $7.28 | $5.65 | $8.77 |
| Value at end of period | $19.14 | $16.40 | $14.71 | $15.10 | $14.54 | $10.64 | $9.39 | $9.48 | $7.28 | $5.65 |
| Number of accumulation units outstanding at end of period | 249,032 | 320,707 | 403,774 | 459,652 | 582,841 | 695,269 | 806,024 | 964,109 | 1,126,157 | 1,241,548 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.01 | $16.35 | $16.77 | $16.01 | $11.83 | $10.50 | $10.95 | $8.96 | $7.15 | $10.08 |
| Value at end of period | $21.89 | $20.01 | $16.35 | $16.77 | $16.01 | $11.83 | $10.50 | $10.95 | $8.96 | $7.15 |
| Number of accumulation units outstanding at end of period | 86,148 | 125,505 | 159,039 | 168,456 | 242,690 | 246,640 | 301,151 | 435,427 | 436,482 | 366,888 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2015) | | | | | | | | | | |
| Value at beginning of period | $10.04 | $9.60 | $10.03 | | | | | | | |
| Value at end of period | $11.69 | $10.04 | $9.60 | | | | | | | |
| Number of accumulation units outstanding at end of period | 592,446 | 691,825 | 782,725 | | | | | | | |
| **VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.76 | $11.69 | $11.86 | $11.41 | $11.91 | $11.67 | $11.07 | $10.61 | $10.20 | $9.95 |
| Value at end of period | $11.93 | $11.76 | $11.69 | $11.86 | $11.41 | $11.91 | $11.67 | $11.07 | $10.61 | $10.20 |
| Number of accumulation units outstanding at end of period | 376,513 | 622,060 | 696,107 | 656,966 | 672,358 | 1,166,878 | 1,615,557 | 1,016,026 | 1,320,634 | 1,644,114 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.41 | $19.66 | $21.01 | $20.43 | $14.93 | $12.66 | $12.57 | $10.08 | $7.56 | $13.07 |
| Value at end of period | $25.79 | $20.41 | $19.66 | $21.01 | $20.43 | $14.93 | $12.66 | $12.57 | $10.08 | $7.56 |
| Number of accumulation units outstanding at end of period | 304,082 | 369,854 | 468,510 | 649,922 | 924,338 | 846,060 | 1,007,997 | 1,011,816 | 1,123,724 | 797,643 |
| **VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.34 | $11.11 | $11.57 | $11.45 | $12.73 | $12.15 | $11.00 | $10.58 | $9.92 | |
| Value at end of period | $11.46 | $11.34 | $11.11 | $11.57 | $11.45 | $12.73 | $12.15 | $11.00 | $10.58 | |
| Number of accumulation units outstanding at end of period | 279,027 | 380,686 | 452,576 | 494,309 | 809,299 | 1,661,316 | 1,786,974 | 1,086,065 | 908,377 | |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.78 | $13.90 | $14.35 | $12.79 | $12.51 | $10.10 | $10.83 | $9.47 | $7.20 | $12.44 |
| Value at end of period | $15.01 | $13.78 | $13.90 | $14.35 | $12.79 | $12.51 | $10.10 | $10.83 | $9.47 | $7.20 |
| Number of accumulation units outstanding at end of period | 74,258 | 98,113 | 130,411 | 164,320 | 200,092 | 265,526 | 331,412 | 393,756 | 503,512 | 700,495 |
| **VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $109.50 | $106.59 | $105.06 | $82.08 | $81.61 | $71.67 | $66.42 | $52.66 | $39.32 | $64.90 |
| Value at end of period | $113.51 | $109.50 | $106.59 | $105.06 | $82.08 | $81.61 | $71.67 | $66.42 | $52.66 | $39.32 |
| Number of accumulation units outstanding at end of period | 93,584 | 126,724 | 159,663 | 193,312 | 258,685 | 327,757 | 390,039 | 492,690 | 598,470 | 691,765 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.29 | $15.25 | $15.03 | $13.52 | $10.18 | $9.20 | $9.79 | $8.87 | $6.84 | $11.42 |
| Value at end of period | $19.52 | $16.29 | $15.25 | $15.03 | $13.52 | $10.18 | $9.20 | $9.79 | $8.87 | $6.84 |
| Number of accumulation units outstanding at end of period | 186,272 | 267,827 | 385,227 | 480,581 | 436,661 | 490,049 | 575,208 | 622,915 | 673,194 | 683,783 |
| **VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.95 | $14.72 | $15.39 | $14.97 | $10.85 | $9.64 | $10.05 | $8.14 | $6.63 | $10.20 |
| Value at end of period | $19.62 | $17.95 | $14.72 | $15.39 | $14.97 | $10.85 | $9.64 | $10.05 | $8.14 | $6.63 |
| Number of accumulation units outstanding at end of period | 70,066 | 98,334 | 128,489 | 151,763 | 200,359 | 247,389 | 302,379 | 391,648 | 562,710 | 687,982 |
| **VY® FRANKLIN INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.39 | $13.50 | $14.63 | $14.14 | $12.51 | $11.27 | $11.16 | $10.02 | $7.70 | $11.05 |
| Value at end of period | $16.73 | $15.39 | $13.50 | $14.63 | $14.14 | $12.51 | $11.27 | $11.16 | $10.02 | $7.70 |
| Number of accumulation units outstanding at end of period | 450,304 | 649,296 | 866,893 | 1,150,591 | 1,295,543 | 1,391,383 | 1,455,775 | 1,463,809 | 1,751,595 | 1,397,558 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $21.37 | $18.41 | $19.87 | $18.47 | $13.89 | $11.87 | $12.31 | $10.85 | $8.56 | $13.68 |
| Value at end of period | $24.79 | $21.37 | $18.41 | $19.87 | $18.47 | $13.89 | $11.87 | $12.31 | $10.85 | $8.56 |
| Number of accumulation units outstanding at end of period | 122,719 | 181,982 | 249,779 | 295,167 | 350,202 | 268,299 | 355,315 | 412,903 | 304,404 | 328,003 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.01 | $16.77 | $17.42 | $16.26 | $13.24 | $11.94 | $12.28 | $11.12 | $9.22 | $12.24 |
| Value at end of period | $20.72 | $19.01 | $16.77 | $17.42 | $16.26 | $13.24 | $11.94 | $12.28 | $11.12 | $9.22 |
| Number of accumulation units outstanding at end of period | 1,106,840 | 1,560,215 | 2,006,471 | 2,548,610 | 508,036 | 521,622 | 590,503 | 765,973 | 864,371 | 1,127,556 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during February 2014) | | | | | | | | | | |
| Value at beginning of period | $11.89 | $10.51 | $10.93 | $10.23 | | | | | | |
| Value at end of period | $12.95 | $11.89 | $10.51 | $10.93 | | | | | | |
| Number of accumulation units outstanding at end of period | 484,788 | 612,249 | 795,929 | 937,902 | | | | | | |
| **VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $51.22 | $43.33 | $45.30 | $41.74 | $31.64 | $28.02 | $29.06 | $26.21 | $21.46 | $32.13 |
| Value at end of period | $57.49 | $51.22 | $43.33 | $45.30 | $41.74 | $31.64 | $28.02 | $29.06 | $26.21 | $21.46 |
| Number of accumulation units outstanding at end of period | 221,829 | 298,844 | 376,141 | 463,258 | 602,131 | 709,660 | 892,020 | 1,110,882 | 1,374,453 | 1,628,583 |
| **VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.65 | $17.66 | $21.28 | $21.39 | $23.03 | $19.62 | $24.36 | $20.55 | $12.15 | $25.31 |
| Value at end of period | $27.70 | $19.65 | $17.66 | $21.28 | $21.39 | $23.03 | $19.62 | $24.36 | $20.55 | $12.15 |
| Number of accumulation units outstanding at end of period | 346,448 | 447,846 | 559,873 | 669,759 | 952,323 | 1,199,195 | 1,355,402 | 1,650,884 | 2,201,064 | 2,324,744 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $32.21 | $28.50 | $29.82 | $26.31 | $20.30 | $17.16 | $17.10 | $14.11 | $11.40 | $17.27 |
| Value at end of period | $36.10 | $32.21 | $28.50 | $29.82 | $26.31 | $20.30 | $17.16 | $17.10 | $14.11 | $11.40 |
| Number of accumulation units outstanding at end of period | 80,425 | 115,678 | 164,697 | 211,446 | 340,044 | 323,908 | 246,210 | 286,692 | 161,752 | 141,570 |
| **VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $29.98 | $25.02 | $26.36 | $24.68 | $18.03 | $15.41 | $15.85 | $12.69 | $10.11 | $14.65 |
| Value at end of period | $34.14 | $29.98 | $25.02 | $26.36 | $24.68 | $18.03 | $15.41 | $15.85 | $12.69 | $10.11 |
| Number of accumulation units outstanding at end of period | 296,576 | 412,576 | 539,081 | 620,030 | 883,036 | 972,834 | 1,125,310 | 1,465,971 | 1,196,490 | 1,267,700 |
| **VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $28.05 | $27.03 | $25.79 | $25.10 | $21.33 | $18.69 | $17.39 | $15.49 | $12.20 | $17.32 |
| Value at end of period | $34.78 | $28.05 | $27.03 | $25.79 | $25.10 | $21.33 | $18.69 | $17.39 | $15.49 | $12.20 |
| Number of accumulation units outstanding at end of period | 260,136 | 379,843 | 444,955 | 516,372 | 657,998 | 797,870 | 900,513 | 1,120,563 | 1,119,057 | 1,204,902 |
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.88 | $21.19 | $20.71 | $20.58 | $16.47 | $13.77 | $15.25 | $13.36 | $9.73 | $16.59 |
| Value at end of period | $28.01 | $20.88 | $21.19 | $20.71 | $20.58 | $16.47 | $13.77 | $15.25 | $13.36 | $9.73 |
| Number of accumulation units outstanding at end of period | 124,811 | 123,016 | 223,188 | 169,403 | 176,008 | 161,063 | 194,956 | 174,331 | 212,511 | 273,401 |
| **VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $86.02 | $80.78 | $77.90 | $70.48 | $58.52 | $51.87 | $51.16 | $45.52 | $34.67 | $48.53 |
| Value at end of period | $97.58 | $86.02 | $80.78 | $77.90 | $70.48 | $58.52 | $51.87 | $51.16 | $45.52 | $34.67 |
| Number of accumulation units outstanding at end of period | 701,059 | 984,553 | 1,216,076 | 1,429,747 | 1,857,652 | 2,216,025 | 2,647,508 | 3,275,890 | 3,886,619 | 4,433,309 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $50.18 | $42.87 | $46.72 | $44.12 | $34.51 | $29.87 | $30.58 | $27.00 | $21.92 | $34.59 |
| Value at end of period | $57.48 | $50.18 | $42.87 | $46.72 | $44.12 | $34.51 | $29.87 | $30.58 | $27.00 | $21.92 |
| Number of accumulation units outstanding at end of period | 445,864 | 684,568 | 829,045 | 998,913 | 1,276,446 | 1,533,522 | 1,894,792 | 2,201,856 | 2,517,735 | 2,795,600 |
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.86 | $16.90 | $15.51 | $14.52 | $10.61 | $9.07 | $9.33 | $8.12 | $5.78 | $10.17 |
| Value at end of period | $22.15 | $16.86 | $16.90 | $15.51 | $14.52 | $10.61 | $9.07 | $9.33 | $8.12 | $5.78 |
| Number of accumulation units outstanding at end of period | 432,559 | 484,836 | 701,819 | 636,610 | 763,626 | 752,802 | 460,502 | 470,209 | 703,913 | 141,482 |
| **VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.85 | $14.78 | $15.14 | $15.54 | $13.79 | $11.78 | $13.64 | $12.16 | $8.97 | $18.03 |
| Value at end of period | $18.71 | $14.85 | $14.78 | $15.14 | $15.54 | $13.79 | $11.78 | $13.64 | $12.16 | $8.97 |
| Number of accumulation units outstanding at end of period | 237,722 | 298,090 | 413,670 | 411,984 | 556,772 | 668,373 | 772,576 | 908,034 | 1,045,341 | 1,284,421 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.79 | $10.77 | $11.34 | $12.35 | $10.45 | $8.94 | $10.33 | $9.65 | $7.43 | $12.70 |
| Value at end of period | $12.97 | $10.79 | $10.77 | $11.34 | $12.35 | $10.45 | $8.94 | $10.33 | $9.65 | $7.43 |
| Number of accumulation units outstanding at end of period | 777,257 | 1,087,258 | 1,480,818 | 1,705,553 | 2,286,338 | 2,630,314 | 719,050 | 1,151,323 | 1,511,460 | 1,045,633 |
| **VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $29.82 | $27.28 | $29.95 | $31.25 | $24.28 | $20.23 | $21.77 | $20.50 | $15.73 | $26.45 |
| Value at end of period | $34.74 | $29.82 | $27.28 | $29.95 | $31.25 | $24.28 | $20.23 | $21.77 | $20.50 | $15.73 |
| Number of accumulation units outstanding at end of period | 242,191 | 349,030 | 447,571 | 521,559 | 670,692 | 812,061 | 996,405 | 1,229,607 | 1,427,683 | 1,551,009 |

## Separate Account Annual Charges of 1.55%

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)** | | | | | | | | | | |
| Value at beginning of period | $11.88 | $11.62 | $11.92 | $11.88 | $10.55 | $9.74 | $10.27 | $9.50 | $7.98 | $10.09 |
| Value at end of period | $13.30 | $11.88 | $11.62 | $11.92 | $11.88 | $10.55 | $9.74 | $10.27 | $9.50 | $7.98 |
| Number of accumulation units outstanding at end of period | 2,729,177 | 3,422,555 | 4,130,167 | 5,354,288 | 5,616,905 | 5,426,192 | 6,268,257 | 6,150,538 | 5,374,596 | 3,029,923 |
| **COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)** | | | | | | | | | | |
| Value at beginning of period | $34.59 | $26.47 | $28.70 | $28.29 | $21.43 | $19.57 | $21.18 | $17.01 | $13.82 | $19.54 |
| Value at end of period | $38.82 | $34.59 | $26.47 | $28.70 | $28.29 | $21.43 | $19.57 | $21.18 | $17.01 | $13.82 |
| Number of accumulation units outstanding at end of period | 82,266 | 140,866 | 178,809 | 222,656 | 266,090 | 308,082 | 339,946 | 390,405 | 436,197 | 489,524 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $13.86 | $12.84 | $13.10 | $11.94 | $9.34 | $8.33 | $8.46 | $7.64 | $6.24 | $10.17 |
| Value at end of period | $16.28 | $13.86 | $12.84 | $13.10 | $11.94 | $9.34 | $8.33 | $8.46 | $7.64 | $6.24 |
| Number of accumulation units outstanding at end of period | 11,413 | 14,357 | 16,300 | 17,517 | 22,658 | 30,083 | 33,539 | 45,340 | 51,804 | 55,097 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.65 | $9.10 | $10.37 | $11.53 | $9.63 | $8.39 | $9.35 | $9.25 | $7.10 | $12.89 |
| Value at end of period | $11.38 | $9.65 | $9.10 | $10.37 | $11.53 | $9.63 | $8.39 | $9.35 | $9.25 | $7.10 |
| Number of accumulation units outstanding at end of period | 3,221 | 5,865 | 8,635 | 11,666 | 15,516 | 17,514 | 21,957 | 24,560 | 34,981 | 40,965 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| Value at beginning of period | $1.99 | $2.13 | $2.20 | $3.20 | $2.79 | $3.05 | $4.95 | $5.99 | $4.60 | $7.54 |
| Value at end of period | $1.72 | $1.99 | $2.13 | $2.20 | $3.20 | $2.79 | $3.05 | $4.95 | $5.99 | $4.60 |
| Number of accumulation units outstanding at end of period | 93,196 | 132,958 | 141,169 | 162,333 | 160,479 | 177,074 | 170,453 | 189,111 | 208,414 | 230,571 |
| **VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.72 | $8.84 | $9.42 | $10.59 | $8.57 | $7.15 | $8.77 | $9.81 | $9.71 | |
| Value at end of period | $10.63 | $8.72 | $8.84 | $9.42 | $10.59 | $8.57 | $7.15 | $8.77 | $9.81 | |
| Number of accumulation units outstanding at end of period | 192,161 | 184,448 | 261,037 | 235,932 | 235,984 | 146,141 | 38,211 | 17,995 | 1,961 | |
| **VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.18 | $11.54 | $12.64 | $13.78 | $11.78 | $10.38 | $11.00 | $10.26 | $10.08 | |
| Value at end of period | $13.38 | $11.18 | $11.54 | $12.64 | $13.78 | $11.78 | $10.38 | $11.00 | $10.26 | |
| Number of accumulation units outstanding at end of period | 35,658 | 30,062 | 36,699 | 40,495 | 37,398 | 18,969 | 16,012 | 16,699 | 5,356 | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.02 | $9.63 | $10.02 | $9.71 | $8.68 | $7.66 | $8.09 | $7.76 | $6.07 | $9.95 |
| Value at end of period | $12.18 | $10.02 | $9.63 | $10.02 | $9.71 | $8.68 | $7.66 | $8.09 | $7.76 | $6.07 |
| Number of accumulation units outstanding at end of period | 2,567,991 | 3,543,436 | 4,266,371 | 975,294 | 1,120,106 | 1,217,735 | 1,363,797 | 1,538,407 | 1,771,924 | 1,417,425 |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)** | | | | | | | | | | |
| (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | $9.06 | $8.73 | $9.45 | | | | | | | |
| Value at end of period | $10.97 | $9.06 | $8.73 | | | | | | | |
| Number of accumulation units outstanding at end of period | 197,654 | 298,916 | 651,763 | | | | | | | |
| **VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | | |
| Value at beginning of period | $10.57 | $10.08 | $10.63 | $10.40 | $10.14 | | | | | |
| Value at end of period | $11.92 | $10.57 | $10.08 | $10.63 | $10.40 | | | | | |
| Number of accumulation units outstanding at end of period | 474,717 | 735,307 | 922,911 | 1,091,687 | 143,304 | | | | | |
| **VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.74 | $14.95 | $15.19 | $15.42 | $15.66 | $15.91 | $16.16 | $16.41 | $16.61 | $16.47 |
| Value at end of period | $14.57 | $14.74 | $14.95 | $15.19 | $15.42 | $15.66 | $15.91 | $16.16 | $16.41 | $16.61 |
| Number of accumulation units outstanding at end of period | 1,815,860 | 3,193,577 | 3,247,100 | 3,770,641 | 3,899,713 | 4,509,255 | 6,569,786 | 5,366,980 | 6,925,003 | 11,654,931 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $15.65 | $14.55 | $15.06 | $13.88 | $10.83 | $9.55 | $9.99 | | | |
| Value at end of period | $18.46 | $15.65 | $14.55 | $15.06 | $13.88 | $10.83 | $9.55 | | | |
| Number of accumulation units outstanding at end of period | 3,201,778 | 4,443,552 | 5,361,077 | 6,213,501 | 7,258,644 | 8,070,041 | 8,647,939 | | | |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.17 | $13.15 | $13.58 | $12.49 | $9.73 | $8.56 | $8.74 | $7.80 | $6.09 | $9.95 |
| Value at end of period | $16.75 | $14.17 | $13.15 | $13.58 | $12.49 | $9.73 | $8.56 | $8.74 | $7.80 | $6.09 |
| Number of accumulation units outstanding at end of period | 1,451,931 | 2,064,122 | 2,487,712 | 2,990,699 | 3,517,921 | 3,912,778 | 4,432,990 | 2,208,411 | 2,466,114 | 1,706,786 |
| **VOYA HANG SENG INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.71 | $13.51 | $14.48 | $14.22 | $13.91 | $11.01 | $13.71 | $12.95 | $9.99 | |
| Value at end of period | $18.81 | $13.71 | $13.51 | $14.48 | $14.22 | $13.91 | $11.01 | $13.71 | $12.95 | |
| Number of accumulation units outstanding at end of period | 142,159 | 163,169 | 201,723 | 246,381 | 223,717 | 319,776 | 340,434 | 384,994 | 241,620 | |
| **VOYA HIGH YIELD PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.80 | $17.55 | $18.19 | $18.26 | $17.56 | $15.64 | $15.22 | $13.53 | $9.20 | $12.06 |
| Value at end of period | $20.70 | $19.80 | $17.55 | $18.19 | $18.26 | $17.56 | $15.64 | $15.22 | $13.53 | $9.20 |
| Number of accumulation units outstanding at end of period | 1,213,512 | 1,598,461 | 1,475,671 | 1,846,888 | 2,275,773 | 2,171,409 | 2,042,969 | 2,059,551 | 1,781,395 | 2,182,503 |
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.81 | $15.53 | $15.67 | $14.02 | $10.73 | $9.56 | $9.74 | $8.71 | $7.19 | $11.66 |
| Value at end of period | $20.58 | $16.81 | $15.53 | $15.67 | $14.02 | $10.73 | $9.56 | $9.74 | $8.71 | $7.19 |
| Number of accumulation units outstanding at end of period | 174,450 | 252,503 | 276,691 | 351,353 | 420,962 | 557,532 | 604,682 | 647,790 | 705,055 | 923,149 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $23.17 | $19.98 | $20.72 | $19.25 | $14.57 | $12.61 | $12.98 | $10.85 | $8.38 | $13.67 |
| Value at end of period | $25.85 | $23.17 | $19.98 | $20.72 | $19.25 | $14.57 | $12.61 | $12.98 | $10.85 | $8.38 |
| Number of accumulation units outstanding at end of period | 186,572 | 293,519 | 345,279 | 441,525 | 523,334 | 593,513 | 638,560 | 702,179 | 793,765 | 978,688 |
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.81 | $18.24 | $19.19 | $18.52 | $13.22 | $11.98 | $12.29 | $10.19 | $8.31 | $12.73 |
| Value at end of period | $24.61 | $22.81 | $18.24 | $19.19 | $18.52 | $13.22 | $11.98 | $12.29 | $10.19 | $8.31 |
| Number of accumulation units outstanding at end of period | 153,397 | 221,172 | 258,846 | 337,671 | 391,901 | 439,286 | 476,731 | 519,025 | 583,023 | 725,123 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.45 | $15.06 | $15.26 | $14.56 | $14.84 | $13.82 | $13.08 | $12.13 | $11.08 | $12.32 |
| Value at end of period | $15.94 | $15.45 | $15.06 | $15.26 | $14.56 | $14.84 | $13.82 | $13.08 | $12.13 | $11.08 |
| Number of accumulation units outstanding at end of period | 10,832,880 | 12,972,369 | 15,324,188 | 17,034,078 | 6,617,969 | 6,205,520 | 6,827,350 | 7,515,594 | 7,582,620 | 7,875,077 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during February 2014) | | | | | | | | | | |
| Value at beginning of period | $9.29 | $9.40 | $9.68 | $10.34 | | | | | | |
| Value at end of period | $11.35 | $9.29 | $9.40 | $9.68 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,709,729 | 5,091,355 | 6,089,661 | 7,136,762 | | | | | | |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $8.60 | $8.69 | $8.92 | $9.66 | $8.10 | $6.94 | $8.06 | $7.60 | $6.06 | $10.30 |
| Value at end of period | $10.54 | $8.60 | $8.69 | $8.92 | $9.66 | $8.10 | $6.94 | $8.06 | $7.60 | $6.06 |
| Number of accumulation units outstanding at end of period | 152,773 | 216,743 | 273,814 | 329,682 | 567,181 | 331,557 | 313,062 | 667,677 | 780,457 | 94,606 |
| **VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $12.51 | $12.35 | $11.35 | $12.19 | $9.92 | $9.37 | $11.03 | $9.86 | $9.88 | |
| Value at end of period | $15.45 | $12.51 | $12.35 | $11.35 | $12.19 | $9.92 | $9.37 | $11.03 | $9.86 | |
| Number of accumulation units outstanding at end of period | 69,739 | 77,457 | 227,030 | 74,304 | 91,062 | 31,605 | 281,365 | 37,653 | 1,762 | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $15.58 | $15.32 | $14.72 | $13.22 | $10.31 | $10.27 | | | | |
| Value at end of period | $19.79 | $15.58 | $15.32 | $14.72 | $13.22 | $10.31 | | | | |
| Number of accumulation units outstanding at end of period | 5,031,248 | 7,197,079 | 8,759,490 | 10,508,888 | 12,273,822 | 13,411,304 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $24.63 | $24.13 | $23.10 | $20.70 | $16.09 | $13.88 | $13.78 | $12.25 | $8.74 | $12.25 |
| Value at end of period | $31.39 | $24.63 | $24.13 | $23.10 | $20.70 | $16.09 | $13.88 | $13.78 | $12.25 | $8.74 |
| Number of accumulation units outstanding at end of period | 3,381,545 | 4,856,950 | 5,808,182 | 7,003,062 | 3,763,478 | 905,337 | 993,020 | 710,705 | 734,625 | 52,587 |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $16.48 | $14.74 | $15.70 | $14.54 | $11.30 | $10.04 | $10.05 | | | |
| Value at end of period | $18.37 | $16.48 | $14.74 | $15.70 | $14.54 | $11.30 | $10.04 | | | |
| Number of accumulation units outstanding at end of period | 3,065,381 | 4,326,324 | 5,415,720 | 5,604,722 | 2,877,955 | 340,097 | 302,100 | | | |
| **VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $21.58 | $21.64 | $21.86 | $22.05 | $22.24 | $22.26 | $22.35 | $22.01 | $20.86 | $21.24 |
| Value at end of period | $21.50 | $21.58 | $21.64 | $21.86 | $22.05 | $22.24 | $22.26 | $22.35 | $22.01 | $20.86 |
| Number of accumulation units outstanding at end of period | 126,050 | 143,656 | 160,903 | 192,554 | 225,856 | 270,146 | 308,130 | 364,324 | 451,036 | 563,814 |
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.24 | $17.31 | $17.54 | $16.41 | $12.66 | $11.29 | $11.56 | $9.03 | $6.51 | $10.61 |
| Value at end of period | $22.41 | $18.24 | $17.31 | $17.54 | $16.41 | $12.66 | $11.29 | $11.56 | $9.03 | $6.51 |
| Number of accumulation units outstanding at end of period | 3,135,965 | 1,954,083 | 2,504,710 | 2,690,937 | 3,124,364 | 2,506,150 | 2,718,315 | 2,982,870 | 3,271,761 | 3,224,478 |
| **VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.11 | $16.95 | $17.31 | $15.29 | $11.92 | $10.98 | $11.69 | $10.24 | $8.38 | $13.04 |
| Value at end of period | $21.65 | $18.11 | $16.95 | $17.31 | $15.29 | $11.92 | $10.98 | $11.69 | $10.24 | $8.38 |
| Number of accumulation units outstanding at end of period | 145,861 | 214,179 | 207,899 | 242,874 | 185,226 | 198,164 | 228,589 | 188,808 | 176,349 | 209,565 |

# Condensed Financial Information (continued)

|  | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.47 | $10.16 | $10.40 | $9.98 | $9.71 | $9.14 | $8.83 | $8.31 | $8.25 | |
| Value at end of period | $11.11 | $10.47 | $10.16 | $10.40 | $9.98 | $9.71 | $9.14 | $8.83 | $8.31 | |
| Number of accumulation units outstanding at end of period | 1,737,990 | 2,112,137 | 2,383,264 | 2,840,656 | 3,467,598 | 4,849,138 | 4,199,403 | 3,445,032 | 2,936,003 | |
| **VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.75 | $13.01 | $13.49 | $13.01 | $11.14 | $10.01 | $10.30 | $9.37 | $9.22 | |
| Value at end of period | $15.79 | $13.75 | $13.01 | $13.49 | $13.01 | $11.14 | $10.01 | $10.30 | $9.37 | |
| Number of accumulation units outstanding at end of period | 15,104,139 | 20,464,188 | 24,415,302 | 28,729,038 | 32,690,127 | 34,865,974 | 37,773,447 | 40,492,715 | 44,077,032 | |
| **VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.76 | $13.08 | $13.50 | $12.98 | $11.39 | $10.37 | $10.52 | $9.63 | $9.49 | |
| Value at end of period | $15.52 | $13.76 | $13.08 | $13.50 | $12.98 | $11.39 | $10.37 | $10.52 | $9.63 | |
| Number of accumulation units outstanding at end of period | 8,641,159 | 11,476,568 | 13,903,081 | 16,072,864 | 18,422,570 | 19,744,287 | 21,149,319 | 22,990,155 | 25,122,621 | |
| **VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.14 | $12.62 | $13.02 | $12.57 | $11.60 | $10.69 | $10.63 | $9.86 | $9.75 | |
| Value at end of period | $14.47 | $13.14 | $12.62 | $13.02 | $12.57 | $11.60 | $10.69 | $10.63 | $9.86 | |
| Number of accumulation units outstanding at end of period | 5,211,546 | 6,468,772 | 7,755,326 | 9,017,630 | 10,095,024 | 10,690,851 | 12,059,152 | 12,371,740 | 13,291,121 | |
| **VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $25.72 | $24.57 | $23.25 | $20.94 | $16.15 | $14.36 | $14.04 | $12.68 | $10.20 | |
| Value at end of period | $33.16 | $25.72 | $24.57 | $23.25 | $20.94 | $16.15 | $14.36 | $14.04 | $12.68 | |
| Number of accumulation units outstanding at end of period | 450,100 | 572,517 | 705,871 | 748,523 | 459,818 | 494,495 | 302,868 | 253,938 | 271,573 | |
| **VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.11 | $14.78 | $14.75 | $13.30 | $10.25 | $9.04 | $8.99 | $8.15 | $6.70 | $10.09 |
| Value at end of period | $19.40 | $16.11 | $14.78 | $14.75 | $13.30 | $10.25 | $9.04 | $8.99 | $8.15 | $6.70 |
| Number of accumulation units outstanding at end of period | 2,135,989 | 2,855,803 | 3,162,422 | 3,761,472 | 3,931,171 | 4,012,506 | 4,354,219 | 5,375,801 | 5,953,643 | 348,627 |
| **VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $23.76 | $20.93 | $22.10 | $20.00 | $15.45 | $13.54 | $13.67 | $12.50 | $10.59 | |
| Value at end of period | $26.48 | $23.76 | $20.93 | $22.10 | $20.00 | $15.45 | $13.54 | $13.67 | $12.50 | |
| Number of accumulation units outstanding at end of period | 425,658 | 587,660 | 635,055 | 338,942 | 268,240 | 239,511 | 223,897 | 170,983 | 59,990 | |
| **VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $26.28 | $24.99 | $25.58 | $23.39 | $17.61 | $15.49 | $16.08 | $12.98 | $10.40 | |
| Value at end of period | $32.17 | $26.28 | $24.99 | $25.58 | $23.39 | $17.61 | $15.49 | $16.08 | $12.98 | |
| Number of accumulation units outstanding at end of period | 771,383 | 929,625 | 1,113,322 | 1,265,911 | 1,345,610 | 1,459,171 | 1,615,359 | 1,976,186 | 2,056,517 | |
| **VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.79 | $15.98 | $16.74 | $15.12 | $11.47 | $9.99 | $10.36 | $8.42 | $6.12 | $10.48 |
| Value at end of period | $20.61 | $17.79 | $15.98 | $16.74 | $15.12 | $11.47 | $9.99 | $10.36 | $8.42 | $6.12 |
| Number of accumulation units outstanding at end of period | 625,893 | 1,077,389 | 839,340 | 1,290,495 | 1,164,137 | 720,547 | 750,481 | 1,182,184 | 826,408 | 299,431 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.10 | $15.22 | $16.24 | $15.76 | $11.57 | $10.14 | $10.75 | $8.66 | $6.96 | $10.02 |
| Value at end of period | $20.32 | $18.10 | $15.22 | $16.24 | $15.76 | $11.57 | $10.14 | $10.75 | $8.66 | $6.96 |
| Number of accumulation units outstanding at end of period | 527,921 | 689,092 | 954,985 | 912,122 | 1,454,537 | 887,425 | 895,974 | 1,667,335 | 949,289 | 830,338 |
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.14 | $14.49 | $14.89 | $14.36 | $10.51 | $9.29 | $9.39 | $7.22 | $5.61 | $8.71 |
| Value at end of period | $18.82 | $16.14 | $14.49 | $14.89 | $14.36 | $10.51 | $9.29 | $9.39 | $7.22 | $5.61 |
| Number of accumulation units outstanding at end of period | 52,374 | 72,229 | 83,691 | 115,103 | 132,518 | 148,942 | 169,269 | 196,789 | 217,723 | 243,159 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.84 | $16.23 | $16.65 | $15.92 | $11.77 | $10.46 | $10.92 | $8.95 | $7.14 | $10.05 |
| Value at end of period | $21.68 | $19.84 | $16.23 | $16.65 | $15.92 | $11.77 | $10.46 | $10.92 | $8.95 | $7.14 |
| Number of accumulation units outstanding at end of period | 342,474 | 648,867 | 554,499 | 525,700 | 485,570 | 446,247 | 527,871 | 579,000 | 634,300 | 469,428 |
| **VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2015) | | | | | | | | | | |
| Value at beginning of period | $10.03 | $9.59 | $10.03 | | | | | | | |
| Value at end of period | $11.66 | $10.03 | $9.59 | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,236,353 | 3,867,937 | 4,495,179 | | | | | | | |
| **VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.66 | $11.60 | $11.78 | $11.34 | $11.85 | $11.62 | $11.04 | $10.59 | $10.19 | $10.01 |
| Value at end of period | $11.81 | $11.66 | $11.60 | $11.78 | $11.34 | $11.85 | $11.62 | $11.04 | $10.59 | $10.19 |
| Number of accumulation units outstanding at end of period | 1,168,450 | 1,591,509 | 1,872,977 | 1,402,091 | 1,281,753 | 1,814,026 | 2,150,527 | 1,334,264 | 1,500,270 | 934,344 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.17 | $19.45 | $20.80 | $20.25 | $14.81 | $12.57 | $12.49 | $10.03 | $7.54 | $13.03 |
| Value at end of period | $25.46 | $20.17 | $19.45 | $20.80 | $20.25 | $14.81 | $12.57 | $12.49 | $10.03 | $7.54 |
| Number of accumulation units outstanding at end of period | 1,008,842 | 1,392,087 | 1,653,197 | 1,912,671 | 2,388,971 | 2,279,955 | 2,421,462 | 2,432,509 | 2,345,939 | 2,106,592 |
| **VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.26 | $11.03 | $11.51 | $11.40 | $12.68 | $12.11 | $10.98 | $10.57 | $9.89 | |
| Value at end of period | $11.36 | $11.26 | $11.03 | $11.51 | $11.40 | $12.68 | $12.11 | $10.98 | $10.57 | |
| Number of accumulation units outstanding at end of period | 739,361 | 998,350 | 1,141,934 | 1,404,837 | 1,724,643 | 4,022,879 | 2,955,636 | 1,170,759 | 851,377 | |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.64 | $13.76 | $14.22 | $12.69 | $12.43 | $10.05 | $10.77 | $9.43 | $7.18 | $12.42 |
| Value at end of period | $14.83 | $13.64 | $13.76 | $14.22 | $12.69 | $12.43 | $10.05 | $10.77 | $9.43 | $7.18 |
| Number of accumulation units outstanding at end of period | 364,973 | 487,243 | 569,195 | 662,560 | 768,231 | 863,255 | 969,147 | 1,095,177 | 1,244,389 | 1,357,650 |
| **VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $106.60 | $103.86 | $102.48 | $80.15 | $79.76 | $70.13 | $65.05 | $51.63 | $38.59 | $63.75 |
| Value at end of period | $110.39 | $106.60 | $103.86 | $102.48 | $80.15 | $79.76 | $70.13 | $65.05 | $51.63 | $38.59 |
| Number of accumulation units outstanding at end of period | 103,822 | 148,101 | 192,708 | 230,992 | 287,952 | 312,800 | 360,742 | 424,192 | 497,924 | 581,354 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.11 | $15.09 | $14.89 | $13.41 | $10.11 | $9.14 | $9.74 | $8.83 | $6.82 | $11.39 |
| Value at end of period | $19.29 | $16.11 | $15.09 | $14.89 | $13.41 | $10.11 | $9.14 | $9.74 | $8.83 | $6.82 |
| Number of accumulation units outstanding at end of period | 920,239 | 1,306,840 | 1,669,097 | 1,818,040 | 1,717,969 | 1,821,960 | 1,898,291 | 2,217,712 | 2,116,674 | 2,268,505 |
| **VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.75 | $14.58 | $15.26 | $14.85 | $10.78 | $9.59 | $10.01 | $8.11 | $6.61 | $10.18 |
| Value at end of period | $19.39 | $17.75 | $14.58 | $15.26 | $14.85 | $10.78 | $9.59 | $10.01 | $8.11 | $6.61 |
| Number of accumulation units outstanding at end of period | 328,731 | 496,344 | 595,926 | 683,347 | 795,635 | 903,195 | 991,485 | 1,117,333 | 1,318,915 | 1,531,120 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® FRANKLIN INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.22 | $13.36 | $14.50 | $14.03 | $12.43 | $11.21 | $11.11 | $9.98 | $7.68 | $11.03 |
| Value at end of period | $16.53 | $15.22 | $13.36 | $14.50 | $14.03 | $12.43 | $11.21 | $11.11 | $9.98 | $7.68 |
| Number of accumulation units outstanding at end of period | 1,479,492 | 1,885,148 | 2,203,972 | 2,865,915 | 2,813,187 | 2,862,155 | 2,799,708 | 2,754,551 | 2,779,793 | 2,309,772 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $21.06 | $18.16 | $19.62 | $18.26 | $13.74 | $11.76 | $12.20 | $10.76 | $8.50 | $13.60 |
| Value at end of period | $24.40 | $21.06 | $18.16 | $19.62 | $18.26 | $13.74 | $11.76 | $12.20 | $10.76 | $8.50 |
| Number of accumulation units outstanding at end of period | 419,465 | 651,619 | 731,638 | 1,016,602 | 948,040 | 815,825 | 847,673 | 839,486 | 896,353 | 881,846 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.78 | $16.59 | $17.25 | $16.12 | $13.14 | $11.86 | $12.21 | $11.07 | $9.19 | $12.21 |
| Value at end of period | $20.46 | $18.78 | $16.59 | $17.25 | $16.12 | $13.14 | $11.86 | $12.21 | $11.07 | $9.19 |
| Number of accumulation units outstanding at end of period | 1,948,535 | 2,505,450 | 3,212,172 | 3,720,437 | 878,412 | 726,990 | 795,736 | 858,504 | 916,529 | 999,855 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during February 2014) | | | | | | | | | | |
| Value at beginning of period | $11.86 | $10.49 | $10.92 | $10.13 | | | | | | |
| Value at end of period | $12.90 | $11.86 | $10.49 | $10.92 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,727,380 | 1,894,874 | 2,123,967 | 2,385,480 | | | | | | |
| **VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $50.09 | $42.43 | $44.40 | $40.95 | $31.07 | $27.55 | $28.60 | $25.82 | $21.16 | $31.72 |
| Value at end of period | $56.17 | $50.09 | $42.43 | $44.40 | $40.95 | $31.07 | $27.55 | $28.60 | $25.82 | $21.16 |
| Number of accumulation units outstanding at end of period | 814,737 | 1,150,908 | 1,220,170 | 1,511,929 | 1,785,140 | 1,801,828 | 1,976,047 | 2,293,500 | 2,632,002 | 3,137,304 |
| **VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.28 | $17.34 | $20.92 | $21.05 | $22.69 | $19.35 | $24.04 | $20.30 | $12.02 | $25.05 |
| Value at end of period | $27.15 | $19.28 | $17.34 | $20.92 | $21.05 | $22.69 | $19.35 | $24.04 | $20.30 | $12.02 |
| Number of accumulation units outstanding at end of period | 1,191,491 | 1,487,212 | 1,737,218 | 2,005,917 | 2,471,939 | 2,427,330 | 2,514,898 | 2,700,954 | 3,369,046 | 3,336,198 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.35 | $17.13 | $17.95 | $15.85 | $12.24 | $10.36 | $10.34 | $8.54 | $6.90 | $10.19 |
| Value at end of period | $21.66 | $19.35 | $17.13 | $17.95 | $15.85 | $12.24 | $10.36 | $10.34 | $8.54 | $6.90 |
| Number of accumulation units outstanding at end of period | 324,226 | 486,379 | 653,026 | 798,745 | 1,176,720 | 871,968 | 628,779 | 635,346 | 334,741 | 519,822 |
| **VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $29.54 | $24.67 | $26.02 | $24.39 | $17.83 | $15.26 | $15.71 | $12.59 | $10.04 | $14.56 |
| Value at end of period | $33.61 | $29.54 | $24.67 | $26.02 | $24.39 | $17.83 | $15.26 | $15.71 | $12.59 | $10.04 |
| Number of accumulation units outstanding at end of period | 500,845 | 733,933 | 770,594 | 840,260 | 1,006,482 | 834,365 | 1,344,449 | 1,345,723 | 674,535 | 685,118 |
| **VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $27.64 | $26.66 | $25.46 | $24.80 | $21.10 | $18.51 | $17.24 | $15.37 | $12.11 | $17.23 |
| Value at end of period | $34.24 | $27.64 | $26.66 | $25.46 | $24.80 | $21.10 | $18.51 | $17.24 | $15.37 | $12.11 |
| Number of accumulation units outstanding at end of period | 546,471 | 810,541 | 1,134,669 | 1,121,739 | 1,290,847 | 1,257,087 | 1,167,129 | 1,415,808 | 1,168,866 | 1,078,572 |
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.07 | $18.36 | $17.96 | $17.87 | $14.31 | $11.98 | $13.28 | $11.65 | $8.49 | $14.49 |
| Value at end of period | $24.22 | $18.07 | $18.36 | $17.96 | $17.87 | $14.31 | $11.98 | $13.28 | $11.65 | $8.49 |
| Number of accumulation units outstanding at end of period | 594,957 | 466,980 | 742,470 | 589,862 | 629,222 | 598,783 | 663,516 | 662,061 | 726,173 | 832,152 |
| **VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $83.74 | $78.72 | $75.99 | $68.82 | $57.20 | $50.75 | $50.10 | $44.63 | $34.02 | $47.67 |
| Value at end of period | $94.89 | $83.74 | $78.72 | $75.99 | $68.82 | $57.20 | $50.75 | $50.10 | $44.63 | $34.02 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| Number of accumulation units outstanding at end of period | 1,635,820 | 2,217,269 | 2,555,692 | 2,896,799 | 3,145,485 | 3,241,919 | 3,524,504 | 3,920,389 | 4,481,696 | 4,590,193 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $48.85 | $41.77 | $45.57 | $43.08 | $33.73 | $29.23 | $29.95 | $26.47 | $21.51 | $33.98 |
| Value at end of period | $55.90 | $48.85 | $41.77 | $45.57 | $43.08 | $33.73 | $29.23 | $29.95 | $26.47 | $21.51 |
| Number of accumulation units outstanding at end of period | 583,647 | 785,962 | 895,305 | 1,070,633 | 1,200,426 | 1,347,904 | 1,582,040 | 1,584,809 | 1,703,061 | 1,752,665 |
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.70 | $16.75 | $15.39 | $14.42 | $10.54 | $9.03 | $9.29 | $8.10 | $5.77 | $10.16 |
| Value at end of period | $21.91 | $16.70 | $16.75 | $15.39 | $14.42 | $10.54 | $9.03 | $9.29 | $8.10 | $5.77 |
| Number of accumulation units outstanding at end of period | 1,018,907 | 1,076,185 | 1,797,254 | 1,420,621 | 1,930,895 | 1,198,570 | 872,881 | 812,616 | 1,055,201 | 342,675 |
| **VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.67 | $14.62 | $15.00 | $15.40 | $13.68 | $11.70 | $13.56 | $12.11 | $8.94 | $17.98 |
| Value at end of period | $18.47 | $14.67 | $14.62 | $15.00 | $15.40 | $13.68 | $11.70 | $13.56 | $12.11 | $8.94 |
| Number of accumulation units outstanding at end of period | 485,629 | 545,859 | 595,577 | 667,601 | 614,747 | 648,987 | 735,904 | 806,375 | 989,793 | 1,266,966 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.67 | $10.67 | $11.24 | $12.26 | $10.38 | $8.89 | $10.28 | $9.62 | $7.41 | $12.67 |
| Value at end of period | $12.82 | $10.67 | $10.67 | $11.24 | $12.26 | $10.38 | $8.89 | $10.28 | $9.62 | $7.41 |
| Number of accumulation units outstanding at end of period | 1,865,838 | 2,583,749 | 3,047,766 | 3,421,474 | 3,963,770 | 4,063,495 | 1,453,310 | 2,184,953 | 2,166,834 | 1,589,643 |
| **VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $29.13 | $26.69 | $29.32 | $30.63 | $23.82 | $19.87 | $21.41 | $20.18 | $15.49 | $26.09 |
| Value at end of period | $33.91 | $29.13 | $26.69 | $29.32 | $30.63 | $23.82 | $19.87 | $21.41 | $20.18 | $15.49 |
| Number of accumulation units outstanding at end of period | 407,613 | 541,429 | 662,141 | 782,241 | 979,350 | 942,257 | 1,060,965 | 1,248,029 | 1,571,331 | 1,563,733 |

## Separate Account Annual Charges of 1.60%

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)** | | | | | | | | | | |
| Value at beginning of period | $11.82 | $11.58 | $11.88 | $11.85 | $10.52 | $9.73 | $10.26 | $9.50 | $7.98 | $10.13 |
| Value at end of period | $13.23 | $11.82 | $11.58 | $11.88 | $11.85 | $10.52 | $9.73 | $10.26 | $9.50 | $7.98 |
| Number of accumulation units outstanding at end of period | 279,480 | 269,633 | 320,507 | 429,232 | 395,520 | 352,464 | 419,831 | 347,523 | 326,433 | 99,301 |
| **COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)** | | | | | | | | | | |
| Value at beginning of period | $34.35 | $26.30 | $28.53 | $28.13 | $21.33 | $19.48 | $21.09 | $16.95 | $13.78 | $19.49 |
| Value at end of period | $38.53 | $34.35 | $26.30 | $28.53 | $28.13 | $21.33 | $19.48 | $21.09 | $16.95 | $13.78 |
| Number of accumulation units outstanding at end of period | 9,919 | 12,532 | 13,098 | 14,282 | 20,304 | 23,462 | 24,589 | 29,597 | 41,700 | 51,904 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $13.75 | $12.74 | $13.01 | $11.86 | $9.29 | $8.29 | $8.42 | $7.60 | $6.21 | $10.13 |
| Value at end of period | $16.15 | $13.75 | $12.74 | $13.01 | $11.86 | $9.29 | $8.29 | $8.42 | $7.60 | $6.21 |
| Number of accumulation units outstanding at end of period | 2,505 | 2,621 | 2,720 | 3,240 | 3,402 | 3,734 | 4,522 | 4,952 | 6,595 | 9,219 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.58 | $9.03 | $10.30 | $11.45 | $9.57 | $8.34 | $9.30 | $9.21 | $7.08 | $12.84 |
| Value at end of period | $11.28 | $9.58 | $9.03 | $10.30 | $11.45 | $9.57 | $8.34 | $9.30 | $9.21 | $7.08 |
| Number of accumulation units outstanding at end of period | 2,736 | 2,759 | 2,785 | 2,999 | 3,366 | 5,905 | 6,360 | 5,732 | 6,504 | 7,317 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| Value at beginning of period | $1.97 | $2.12 | $2.19 | $3.18 | $2.78 | $3.03 | $4.93 | $5.97 | $4.59 | $7.52 |
| Value at end of period | $1.71 | $1.97 | $2.12 | $2.19 | $3.18 | $2.78 | $3.03 | $4.93 | $5.97 | $4.59 |
| Number of accumulation units outstanding at end of period | 3,842 | 8,714 | 9,513 | 16,833 | 26,019 | 30,599 | 30,361 | 30,303 | 42,687 | 49,779 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $8.68 | $8.81 | $9.39 | $10.56 | $8.56 | $7.14 | $8.77 | $9.81 | $10.14 | |
| Value at end of period | $10.58 | $8.68 | $8.81 | $9.39 | $10.56 | $8.56 | $7.14 | $8.77 | $9.81 | |
| Number of accumulation units outstanding at end of period | 61,260 | 42,312 | 51,967 | 72,980 | 64,442 | 922 | 667 | 3,350 | 1,521 | |
| **VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during February 2010) | | | | | | | | | | |
| Value at beginning of period | $11.13 | $11.51 | $12.60 | $13.75 | $11.76 | $10.37 | $10.99 | $9.85 | | |
| Value at end of period | $13.32 | $11.13 | $11.51 | $12.60 | $13.75 | $11.76 | $10.37 | $10.99 | | |
| Number of accumulation units outstanding at end of period | 2,260 | 2,748 | 2,765 | 2,845 | 2,551 | 2,550 | 2,551 | 311 | | |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $9.98 | $9.59 | $9.99 | $9.68 | $8.66 | $7.64 | $8.08 | $7.76 | $6.07 | $9.79 |
| Value at end of period | $12.12 | $9.98 | $9.59 | $9.99 | $9.68 | $8.66 | $7.64 | $8.08 | $7.76 | $6.07 |
| Number of accumulation units outstanding at end of period | 119,032 | 208,277 | 250,359 | 22,784 | 14,437 | 16,509 | 18,347 | 20,710 | 15,510 | 19,771 |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)** | | | | | | | | | | |
| (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | $9.06 | $8.73 | $9.45 | | | | | | | |
| Value at end of period | $10.96 | $9.06 | $8.73 | | | | | | | |
| Number of accumulation units outstanding at end of period | 17,753 | 19,121 | 25,629 | | | | | | | |
| **VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $10.55 | $10.06 | $10.62 | $10.38 | | | | | | |
| Value at end of period | $11.89 | $10.55 | $10.06 | $10.62 | | | | | | |
| Number of accumulation units outstanding at end of period | 34,788 | 67,956 | 75,987 | 78,100 | | | | | | |
| **VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.46 | $14.68 | $14.92 | $15.16 | $15.40 | $15.65 | $15.90 | $16.16 | $16.37 | $16.24 |
| Value at end of period | $14.29 | $14.46 | $14.68 | $14.92 | $15.16 | $15.40 | $15.65 | $15.90 | $16.16 | $16.37 |
| Number of accumulation units outstanding at end of period | 497,372 | 685,385 | 733,349 | 869,225 | 810,678 | 655,567 | 799,161 | 997,898 | 1,514,943 | 2,175,066 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $15.61 | $14.52 | $15.03 | $13.86 | $10.82 | $9.55 | $9.99 | | | |
| Value at end of period | $18.40 | $15.61 | $14.52 | $15.03 | $13.86 | $10.82 | $9.55 | | | |
| Number of accumulation units outstanding at end of period | 1,230,689 | 1,413,069 | 1,589,133 | 1,747,300 | 2,008,039 | 2,188,275 | 2,305,404 | | | |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.10 | $13.09 | $13.53 | $12.45 | $9.71 | $8.54 | $8.73 | $7.79 | $6.09 | $9.95 |
| Value at end of period | $16.66 | $14.10 | $13.09 | $13.53 | $12.45 | $9.71 | $8.54 | $8.73 | $7.79 | $6.09 |
| Number of accumulation units outstanding at end of period | 477,458 | 543,100 | 616,963 | 787,545 | 915,288 | 1,044,290 | 1,162,482 | 910,183 | 1,146,210 | 1,075,276 |
| **VOYA HANG SENG INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.66 | $13.46 | $14.44 | $14.19 | $13.89 | $10.99 | $13.70 | $12.94 | $10.19 | |
| Value at end of period | $18.72 | $13.66 | $13.46 | $14.44 | $14.19 | $13.89 | $10.99 | $13.70 | $12.94 | |
| Number of accumulation units outstanding at end of period | 6,668 | 7,598 | 8,588 | 8,828 | 13,406 | 13,652 | 13,168 | 17,904 | 6,043 | |
| **VOYA HIGH YIELD PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.67 | $17.44 | $18.09 | $18.17 | $17.48 | $15.58 | $15.17 | $13.49 | $9.18 | $12.04 |
| Value at end of period | $20.56 | $19.67 | $17.44 | $18.09 | $18.17 | $17.48 | $15.58 | $15.17 | $13.49 | $9.18 |
| Number of accumulation units outstanding at end of period | 267,985 | 272,594 | 296,680 | 356,379 | 398,854 | 440,590 | 422,854 | 439,023 | 459,467 | 619,342 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.68 | $15.41 | $15.57 | $13.93 | $10.67 | $9.51 | $9.69 | $8.67 | $7.16 | $11.63 |
| Value at end of period | $20.41 | $16.68 | $15.41 | $15.57 | $13.93 | $10.67 | $9.51 | $9.69 | $8.67 | $7.16 |
| Number of accumulation units outstanding at end of period | 169,424 | 211,333 | 239,996 | 287,146 | 315,535 | 337,653 | 454,000 | 531,146 | 617,261 | 832,110 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $25.98 | $22.40 | $23.25 | $21.61 | $16.36 | $14.17 | $14.60 | $12.20 | $9.43 | $15.40 |
| Value at end of period | $28.96 | $25.98 | $22.40 | $23.25 | $21.61 | $16.36 | $14.17 | $14.60 | $12.20 | $9.43 |
| Number of accumulation units outstanding at end of period | 97,979 | 116,999 | 133,249 | 147,892 | 161,691 | 175,500 | 218,220 | 236,175 | 279,709 | 312,339 |
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $26.64 | $21.31 | $22.44 | $21.67 | $15.48 | $14.02 | $14.39 | $11.94 | $9.75 | $14.93 |
| Value at end of period | $28.73 | $26.64 | $21.31 | $22.44 | $21.67 | $15.48 | $14.02 | $14.39 | $11.94 | $9.75 |
| Number of accumulation units outstanding at end of period | 97,407 | 117,722 | 134,011 | 153,927 | 184,727 | 195,244 | 203,976 | 199,705 | 228,207 | 268,146 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.33 | $14.96 | $15.16 | $14.47 | $14.76 | $13.75 | $13.03 | $12.09 | $11.04 | $12.28 |
| Value at end of period | $15.81 | $15.33 | $14.96 | $15.16 | $14.47 | $14.76 | $13.75 | $13.03 | $12.09 | $11.04 |
| Number of accumulation units outstanding at end of period | 1,523,266 | 1,708,377 | 2,144,543 | 2,300,652 | 893,958 | 960,196 | 1,003,083 | 1,186,881 | 1,335,700 | 1,103,079 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $9.27 | $9.39 | $9.68 | $10.54 | | | | | | |
| Value at end of period | $11.33 | $9.27 | $9.39 | $9.68 | | | | | | |
| Number of accumulation units outstanding at end of period | 947,174 | 1,244,922 | 1,336,475 | 1,405,396 | | | | | | |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $8.56 | $8.65 | $8.89 | $9.63 | $8.08 | $6.93 | $8.04 | $7.60 | $6.06 | $8.25 |
| Value at end of period | $10.49 | $8.56 | $8.65 | $8.89 | $9.63 | $8.08 | $6.93 | $8.04 | $7.60 | $6.06 |
| Number of accumulation units outstanding at end of period | 27,345 | 29,595 | 38,329 | 46,897 | 72,664 | 68,215 | 68,421 | 71,550 | 78,838 | 48,600 |
| **VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | | | | | |
| Value at beginning of period | $12.47 | $12.31 | $11.32 | $12.16 | $9.91 | $9.36 | $11.02 | $10.70 | | |
| Value at end of period | $15.39 | $12.47 | $12.31 | $11.32 | $12.16 | $9.91 | $9.36 | $11.02 | | |
| Number of accumulation units outstanding at end of period | 1,666 | 3,660 | 1,549 | 2,363 | 1,793 | 1,291 | 1,215 | 1,032 | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during May 2012) | | | | | | | | | | |
| Value at beginning of period | $15.55 | $15.29 | $14.70 | $13.21 | $10.31 | $9.93 | | | | |
| Value at end of period | $19.74 | $15.55 | $15.29 | $14.70 | $13.21 | $10.31 | | | | |
| Number of accumulation units outstanding at end of period | 1,336,646 | 1,560,347 | 1,737,405 | 1,996,555 | 2,202,145 | 2,458,455 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $24.47 | $23.99 | $22.97 | $20.60 | $16.02 | $13.82 | $13.74 | $12.22 | $8.72 | $12.23 |
| Value at end of period | $31.17 | $24.47 | $23.99 | $22.97 | $20.60 | $16.02 | $13.82 | $13.74 | $12.22 | $8.72 |
| Number of accumulation units outstanding at end of period | 601,384 | 745,069 | 854,537 | 1,061,906 | 589,155 | 60,637 | 61,615 | 35,638 | 37,366 | 9,143 |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $16.43 | $14.70 | $15.67 | $14.52 | $11.29 | $10.03 | $10.05 | | | |
| Value at end of period | $18.31 | $16.43 | $14.70 | $15.67 | $14.52 | $11.29 | $10.03 | | | |
| Number of accumulation units outstanding at end of period | 619,720 | 726,400 | 851,698 | 706,422 | 495,542 | 129,986 | 126,840 | | | |
| **VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $21.21 | $21.28 | $21.51 | $21.71 | $21.91 | $21.93 | $22.03 | $21.71 | $20.59 | $20.97 |
| Value at end of period | $21.12 | $21.21 | $21.28 | $21.51 | $21.71 | $21.91 | $21.93 | $22.03 | $21.71 | $20.59 |
| Number of accumulation units outstanding at end of period | 27,421 | 31,219 | 33,912 | 38,275 | 42,354 | 57,062 | 70,897 | 85,517 | 106,623 | 143,604 |

DVA Plus

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.10 | $17.19 | $17.42 | $16.31 | $12.59 | $11.23 | $11.50 | $8.99 | $6.48 | $10.57 |
| Value at end of period | $22.22 | $18.10 | $17.19 | $17.42 | $16.31 | $12.59 | $11.23 | $11.50 | $8.99 | $6.48 |
| Number of accumulation units outstanding at end of period | 549,337 | 251,622 | 273,737 | 294,238 | 372,752 | 406,341 | 483,353 | 593,833 | 713,721 | 809,490 |
| **VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.00 | $16.86 | $17.23 | $15.23 | $11.88 | $10.94 | $11.65 | $10.22 | $8.37 | $13.02 |
| Value at end of period | $21.51 | $18.00 | $16.86 | $17.23 | $15.23 | $11.88 | $10.94 | $11.65 | $10.22 | $8.37 |
| Number of accumulation units outstanding at end of period | 18,673 | 21,419 | 25,093 | 27,126 | 54,083 | 18,862 | 18,880 | 16,847 | 24,115 | 30,667 |
| **VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.43 | $10.13 | $10.38 | $9.96 | $9.70 | $9.13 | $8.82 | $8.31 | $8.25 | |
| Value at end of period | $11.06 | $10.43 | $10.13 | $10.38 | $9.96 | $9.70 | $9.13 | $8.82 | $8.31 | |
| Number of accumulation units outstanding at end of period | 1,399,235 | 1,352,632 | 1,318,965 | 1,319,158 | 1,239,747 | 1,105,614 | 964,148 | 885,375 | 739,059 | |
| **VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.70 | $12.97 | $13.46 | $12.98 | $11.12 | $10.00 | $10.29 | $9.37 | $9.21 | |
| Value at end of period | $15.73 | $13.70 | $12.97 | $13.46 | $12.98 | $11.12 | $10.00 | $10.29 | $9.37 | |
| Number of accumulation units outstanding at end of period | 2,856,965 | 3,368,435 | 3,706,323 | 4,158,169 | 4,143,122 | 4,102,883 | 4,201,720 | 4,415,858 | 5,062,790 | |
| **VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.71 | $13.04 | $13.47 | $12.95 | $11.37 | $10.36 | $10.52 | $9.63 | $9.49 | |
| Value at end of period | $15.45 | $13.71 | $13.04 | $13.47 | $12.95 | $11.37 | $10.36 | $10.52 | $9.63 | |
| Number of accumulation units outstanding at end of period | 3,352,860 | 3,877,185 | 4,427,182 | 4,912,462 | 4,794,534 | 5,057,836 | 5,025,261 | 5,211,377 | 5,736,069 | |
| **VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.09 | $12.58 | $12.99 | $12.54 | $11.58 | $10.68 | $10.62 | $9.86 | $9.75 | |
| Value at end of period | $14.41 | $13.09 | $12.58 | $12.99 | $12.54 | $11.58 | $10.68 | $10.62 | $9.86 | |
| Number of accumulation units outstanding at end of period | 1,941,910 | 2,166,351 | 2,467,671 | 2,873,313 | 3,146,972 | 3,312,064 | 3,183,151 | 3,370,579 | 3,745,706 | |
| **VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $25.62 | $24.49 | $23.18 | $20.89 | $16.12 | $14.34 | $14.02 | $12.67 | $10.84 | |
| Value at end of period | $33.01 | $25.62 | $24.49 | $23.18 | $20.89 | $16.12 | $14.34 | $14.02 | $12.67 | |
| Number of accumulation units outstanding at end of period | 69,048 | 68,463 | 73,651 | 70,648 | 66,050 | 75,065 | 75,829 | 72,870 | 91,763 | |
| **VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.04 | $14.72 | $14.70 | $13.27 | $10.23 | $9.02 | $8.97 | $8.14 | $6.70 | $10.13 |
| Value at end of period | $19.30 | $16.04 | $14.72 | $14.70 | $13.27 | $10.23 | $9.02 | $8.97 | $8.14 | $6.70 |
| Number of accumulation units outstanding at end of period | 245,354 | 283,805 | 320,412 | 379,217 | 422,836 | 496,271 | 580,695 | 646,133 | 781,916 | 20,920 |
| **VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $23.67 | $20.86 | $22.03 | $19.95 | $15.42 | $13.52 | $13.66 | $12.49 | $10.64 | |
| Value at end of period | $26.37 | $23.67 | $20.86 | $22.03 | $19.95 | $15.42 | $13.52 | $13.66 | $12.49 | |
| Number of accumulation units outstanding at end of period | 196,585 | 216,720 | 254,886 | 117,576 | 114,425 | 115,699 | 115,336 | 97,961 | 113,909 | |
| **VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $26.18 | $24.90 | $25.51 | $23.33 | $17.58 | $15.47 | $16.07 | $12.98 | $10.79 | |
| Value at end of period | $32.03 | $26.18 | $24.90 | $25.51 | $23.33 | $17.58 | $15.47 | $16.07 | $12.98 | |
| Number of accumulation units outstanding at end of period | 93,308 | 110,129 | 129,003 | 131,816 | 156,291 | 163,478 | 209,927 | 245,450 | 289,667 | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.71 | $15.91 | $16.68 | $15.08 | $11.44 | $9.97 | $10.34 | $8.42 | $6.12 | $10.48 |
| Value at end of period | $20.51 | $17.71 | $15.91 | $16.68 | $15.08 | $11.44 | $9.97 | $10.34 | $8.42 | $6.12 |
| Number of accumulation units outstanding at end of period | 95,893 | 103,398 | 89,968 | 93,175 | 83,477 | 72,432 | 71,697 | 79,361 | 61,243 | 12,196 |
| **VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.02 | $15.16 | $16.18 | $15.71 | $11.54 | $10.12 | $10.74 | $8.66 | $6.96 | $10.16 |
| Value at end of period | $20.21 | $18.02 | $15.16 | $16.18 | $15.71 | $11.54 | $10.12 | $10.74 | $8.66 | $6.96 |
| Number of accumulation units outstanding at end of period | 83,477 | 90,262 | 77,861 | 76,571 | 98,712 | 78,181 | 92,229 | 105,578 | 93,601 | 73,382 |
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.01 | $14.39 | $14.79 | $14.26 | $10.45 | $9.24 | $9.34 | $7.19 | $5.59 | $8.68 |
| Value at end of period | $18.66 | $16.01 | $14.39 | $14.79 | $14.26 | $10.45 | $9.24 | $9.34 | $7.19 | $5.59 |
| Number of accumulation units outstanding at end of period | 16,580 | 18,522 | 19,837 | 34,295 | 40,785 | 41,091 | 46,628 | 58,239 | 71,603 | 81,596 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.75 | $16.16 | $16.60 | $15.87 | $11.74 | $10.44 | $10.91 | $8.94 | $7.14 | $10.56 |
| Value at end of period | $21.57 | $19.75 | $16.16 | $16.60 | $15.87 | $11.74 | $10.44 | $10.91 | $8.94 | $7.14 |
| Number of accumulation units outstanding at end of period | 28,103 | 30,992 | 43,376 | 25,452 | 26,499 | 27,590 | 27,099 | 30,272 | 12,035 | 15,039 |
| **VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2015) | | | | | | | | | | |
| Value at beginning of period | $10.02 | $9.59 | $10.03 | | | | | | | |
| Value at end of period | $11.65 | $10.02 | $9.59 | | | | | | | |
| Number of accumulation units outstanding at end of period | 268,810 | 322,836 | 370,299 | | | | | | | |
| **VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.60 | $11.55 | $11.74 | $11.31 | $11.83 | $11.60 | $11.02 | $10.58 | $10.19 | $9.86 |
| Value at end of period | $11.76 | $11.60 | $11.55 | $11.74 | $11.31 | $11.83 | $11.60 | $11.02 | $10.58 | $10.19 |
| Number of accumulation units outstanding at end of period | 119,283 | 137,407 | 128,109 | 127,407 | 147,043 | 128,879 | 160,460 | 159,269 | 186,314 | 89,650 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.05 | $19.34 | $20.70 | $20.16 | $14.75 | $12.53 | $12.46 | $10.01 | $7.52 | $13.01 |
| Value at end of period | $25.29 | $20.05 | $19.34 | $20.70 | $20.16 | $14.75 | $12.53 | $12.46 | $10.01 | $7.52 |
| Number of accumulation units outstanding at end of period | 162,281 | 186,872 | 201,257 | 204,633 | 230,921 | 218,449 | 223,538 | 229,055 | 259,385 | 232,657 |
| **VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.21 | $11.00 | $11.47 | $11.37 | $12.66 | $12.10 | $10.97 | $10.57 | $9.92 | |
| Value at end of period | $11.31 | $11.21 | $11.00 | $11.47 | $11.37 | $12.66 | $12.10 | $10.97 | $10.57 | |
| Number of accumulation units outstanding at end of period | 122,468 | 154,273 | 181,141 | 172,026 | 186,965 | 278,414 | 205,515 | 147,367 | 79,940 | |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.56 | $13.70 | $14.16 | $12.64 | $12.38 | $10.02 | $10.75 | $9.42 | $7.17 | $12.41 |
| Value at end of period | $14.75 | $13.56 | $13.70 | $14.16 | $12.64 | $12.38 | $10.02 | $10.75 | $9.42 | $7.17 |
| Number of accumulation units outstanding at end of period | 34,218 | 41,303 | 55,814 | 65,927 | 71,097 | 74,542 | 82,093 | 85,135 | 100,391 | 112,936 |
| **VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $104.94 | $102.30 | $100.99 | $79.02 | $78.69 | $69.21 | $64.23 | $51.01 | $38.14 | $63.05 |
| Value at end of period | $108.62 | $104.94 | $102.30 | $100.99 | $79.02 | $78.69 | $69.21 | $64.23 | $51.01 | $38.14 |
| Number of accumulation units outstanding at end of period | 17,187 | 22,999 | 27,326 | 32,174 | 39,998 | 40,959 | 52,619 | 62,970 | 77,637 | 90,173 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.02 | $15.02 | $14.82 | $13.35 | $10.07 | $9.12 | $9.72 | $8.81 | $6.80 | $11.38 |
| Value at end of period | $19.17 | $16.02 | $15.02 | $14.82 | $13.35 | $10.07 | $9.12 | $9.72 | $8.81 | $6.80 |
| Number of accumulation units outstanding at end of period | 225,568 | 279,447 | 342,874 | 367,439 | 333,037 | 367,344 | 409,116 | 419,286 | 434,528 | 460,508 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.66 | $14.51 | $15.19 | $14.79 | $10.74 | $9.56 | $9.98 | $8.10 | $6.60 | $10.17 |
| Value at end of period | $19.27 | $17.66 | $14.51 | $15.19 | $14.79 | $10.74 | $9.56 | $9.98 | $8.10 | $6.60 |
| Number of accumulation units outstanding at end of period | 38,701 | 61,037 | 88,556 | 98,412 | 99,477 | 83,282 | 81,680 | 86,749 | 113,611 | 138,197 |
| **VY® FRANKLIN INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.14 | $13.30 | $14.44 | $13.97 | $12.38 | $11.18 | $11.08 | $9.97 | $7.67 | $11.02 |
| Value at end of period | $16.44 | $15.14 | $13.30 | $14.44 | $13.97 | $12.38 | $11.18 | $11.08 | $9.97 | $7.67 |
| Number of accumulation units outstanding at end of period | 505,931 | 547,404 | 604,536 | 653,028 | 559,783 | 579,648 | 577,973 | 621,023 | 649,792 | 652,013 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.90 | $18.03 | $19.49 | $18.15 | $13.66 | $11.70 | $12.14 | $10.72 | $8.48 | $13.56 |
| Value at end of period | $24.20 | $20.90 | $18.03 | $19.49 | $18.15 | $13.66 | $11.70 | $12.14 | $10.72 | $8.48 |
| Number of accumulation units outstanding at end of period | 116,177 | 137,491 | 157,359 | 165,564 | 183,902 | 208,290 | 179,158 | 180,459 | 191,338 | 223,593 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.67 | $16.50 | $17.16 | $16.05 | $13.08 | $11.82 | $12.17 | $11.04 | $9.17 | $12.19 |
| Value at end of period | $20.32 | $18.67 | $16.50 | $17.16 | $16.05 | $13.08 | $11.82 | $12.17 | $11.04 | $9.17 |
| Number of accumulation units outstanding at end of period | 437,203 | 503,766 | 589,704 | 682,175 | 175,474 | 159,971 | 162,093 | 194,468 | 226,148 | 236,036 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $11.84 | $10.48 | $10.91 | $10.24 | | | | | | |
| Value at end of period | $12.87 | $11.84 | $10.48 | $10.91 | | | | | | |
| Number of accumulation units outstanding at end of period | 171,665 | 187,150 | 187,351 | 164,365 | | | | | | |
| **VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $49.44 | $41.89 | $43.86 | $40.48 | $30.72 | $27.26 | $28.31 | $25.57 | $20.97 | $31.44 |
| Value at end of period | $55.40 | $49.44 | $41.89 | $43.86 | $40.48 | $30.72 | $27.26 | $28.31 | $25.57 | $20.97 |
| Number of accumulation units outstanding at end of period | 68,633 | 71,489 | 82,644 | 101,210 | 115,335 | 134,684 | 163,462 | 201,782 | 244,106 | 286,443 |
| **VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.10 | $17.18 | $20.74 | $20.88 | $22.51 | $19.21 | $23.89 | $20.18 | $11.95 | $24.93 |
| Value at end of period | $26.88 | $19.10 | $17.18 | $20.74 | $20.88 | $22.51 | $19.21 | $23.89 | $20.18 | $11.95 |
| Number of accumulation units outstanding at end of period | 105,570 | 119,392 | 136,695 | 161,971 | 178,180 | 187,587 | 202,006 | 252,008 | 320,772 | 379,394 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $31.50 | $27.91 | $29.25 | $25.85 | $19.97 | $16.91 | $16.88 | $13.95 | $11.28 | $17.12 |
| Value at end of period | $35.25 | $31.50 | $27.91 | $29.25 | $25.85 | $19.97 | $16.91 | $16.88 | $13.95 | $11.28 |
| Number of accumulation units outstanding at end of period | 44,904 | 54,170 | 71,501 | 85,553 | 126,178 | 123,639 | 110,798 | 100,099 | 86,334 | 78,567 |
| **VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $29.32 | $24.50 | $25.85 | $24.25 | $17.73 | $15.18 | $15.64 | $12.54 | $10.01 | $14.52 |
| Value at end of period | $33.34 | $29.32 | $24.50 | $25.85 | $24.25 | $17.73 | $15.18 | $15.64 | $12.54 | $10.01 |
| Number of accumulation units outstanding at end of period | 114,726 | 132,910 | 145,166 | 156,195 | 147,793 | 153,516 | 132,828 | 159,111 | 148,286 | 176,068 |
| **VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $27.43 | $26.47 | $25.29 | $24.66 | $20.98 | $18.42 | $17.16 | $15.31 | $12.07 | $17.18 |
| Value at end of period | $33.96 | $27.43 | $26.47 | $25.29 | $24.66 | $20.98 | $18.42 | $17.16 | $15.31 | $12.07 |
| Number of accumulation units outstanding at end of period | 77,218 | 81,785 | 92,307 | 93,574 | 99,043 | 105,926 | 96,489 | 116,230 | 118,308 | 126,637 |
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.42 | $20.76 | $20.31 | $20.22 | $16.20 | $13.57 | $15.05 | $13.21 | $9.63 | $16.45 |
| Value at end of period | $27.35 | $20.42 | $20.76 | $20.31 | $20.22 | $16.20 | $13.57 | $15.05 | $13.21 | $9.63 |
| Number of accumulation units outstanding at end of period | 89,149 | 100,709 | 116,315 | 112,103 | 110,747 | 116,165 | 108,607 | 110,603 | 140,376 | 157,769 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $82.44 | $77.54 | $74.89 | $67.85 | $56.43 | $50.09 | $49.48 | $44.09 | $33.63 | $47.15 |
| Value at end of period | $93.37 | $82.44 | $77.54 | $74.89 | $67.85 | $56.43 | $50.09 | $49.48 | $44.09 | $33.63 |
| Number of accumulation units outstanding at end of period | 263,271 | 304,051 | 306,295 | 326,755 | 361,853 | 363,874 | 390,353 | 437,278 | 520,599 | 600,422 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $48.09 | $41.14 | $44.91 | $42.48 | $33.27 | $28.85 | $29.58 | $26.15 | $21.26 | $33.60 |
| Value at end of period | $55.01 | $48.09 | $41.14 | $44.91 | $42.48 | $33.27 | $28.85 | $29.58 | $26.15 | $21.26 |
| Number of accumulation units outstanding at end of period | 108,416 | 128,789 | 142,927 | 164,369 | 191,147 | 202,343 | 210,870 | 227,814 | 267,381 | 304,958 |
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.62 | $16.68 | $15.33 | $14.37 | $10.51 | $9.01 | $9.28 | $8.09 | $5.76 | $10.16 |
| Value at end of period | $21.79 | $16.62 | $16.68 | $15.33 | $14.37 | $10.51 | $9.01 | $9.28 | $8.09 | $5.76 |
| Number of accumulation units outstanding at end of period | 84,223 | 77,626 | 102,280 | 121,659 | 117,577 | 120,638 | 84,576 | 94,269 | 134,530 | 61,963 |
| **VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.58 | $14.55 | $14.92 | $15.33 | $13.63 | $11.66 | $13.52 | $12.08 | $8.92 | $17.95 |
| Value at end of period | $18.35 | $14.58 | $14.55 | $14.92 | $15.33 | $13.63 | $11.66 | $13.52 | $12.08 | $8.92 |
| Number of accumulation units outstanding at end of period | 77,234 | 118,163 | 101,563 | 113,135 | 116,159 | 117,200 | 149,496 | 123,173 | 149,242 | 179,557 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.62 | $10.62 | $11.19 | $12.21 | $10.34 | $8.86 | $10.26 | $9.60 | $7.40 | $12.66 |
| Value at end of period | $12.75 | $10.62 | $10.62 | $11.19 | $12.21 | $10.34 | $8.86 | $10.26 | $9.60 | $7.40 |
| Number of accumulation units outstanding at end of period | 357,966 | 397,639 | 446,599 | 499,316 | 569,831 | 564,949 | 176,179 | 185,124 | 191,585 | 202,155 |
| **VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $28.74 | $26.34 | $28.95 | $30.26 | $23.54 | $19.65 | $21.18 | $19.97 | $15.34 | $25.85 |
| Value at end of period | $33.43 | $28.74 | $26.34 | $28.95 | $30.26 | $23.54 | $19.65 | $21.18 | $19.97 | $15.34 |
| Number of accumulation units outstanding at end of period | 87,225 | 102,219 | 115,618 | 130,921 | 177,401 | 184,193 | 212,918 | 258,876 | 308,065 | 369,472 |

## Separate Account Annual Charges of 1.65%

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)** | | | | | | | | | | |
| Value at beginning of period | $11.77 | $11.53 | $11.84 | $11.81 | $10.50 | $9.71 | $10.24 | $9.49 | $7.98 | $10.09 |
| Value at end of period | $13.17 | $11.77 | $11.53 | $11.84 | $11.81 | $10.50 | $9.71 | $10.24 | $9.49 | $7.98 |
| Number of accumulation units outstanding at end of period | 15,562,648 | 17,912,560 | 20,788,300 | 24,218,829 | 26,540,757 | 28,554,570 | 33,149,680 | 32,649,952 | 29,137,036 | 14,862,682 |
| **COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)** | | | | | | | | | | |
| Value at beginning of period | $34.11 | $26.13 | $28.36 | $27.98 | $21.22 | $19.40 | $21.01 | $16.89 | $13.74 | $19.45 |
| Value at end of period | $38.24 | $34.11 | $26.13 | $28.36 | $27.98 | $21.22 | $19.40 | $21.01 | $16.89 | $13.74 |
| Number of accumulation units outstanding at end of period | 218,161 | 325,888 | 401,582 | 493,866 | 610,638 | 703,714 | 784,809 | 894,397 | 1,055,356 | 1,247,388 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $13.64 | $12.65 | $12.92 | $11.78 | $9.23 | $8.24 | $8.38 | $7.57 | $6.19 | $10.10 |
| Value at end of period | $16.01 | $13.64 | $12.65 | $12.92 | $11.78 | $9.23 | $8.24 | $8.38 | $7.57 | $6.19 |
| Number of accumulation units outstanding at end of period | 19,097 | 21,655 | 32,320 | 36,737 | 49,022 | 54,809 | 88,552 | 107,937 | 141,448 | 153,084 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.50 | $8.96 | $10.22 | $11.38 | $9.51 | $8.30 | $9.26 | $9.17 | $7.05 | $12.80 |
| Value at end of period | $11.19 | $9.50 | $8.96 | $10.22 | $11.38 | $9.51 | $8.30 | $9.26 | $9.17 | $7.05 |
| Number of accumulation units outstanding at end of period | 14,845 | 21,879 | 24,272 | 28,003 | 32,480 | 51,805 | 65,931 | 85,151 | 99,630 | 111,818 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| Value at beginning of period | $1.96 | $2.10 | $2.17 | $3.17 | $2.77 | $3.02 | $4.92 | $5.95 | $4.58 | $7.50 |
| Value at end of period | $1.70 | $1.96 | $2.10 | $2.17 | $3.17 | $2.77 | $3.02 | $4.92 | $5.95 | $4.58 |
| Number of accumulation units outstanding at end of period | 72,967 | 123,206 | 135,288 | 161,491 | 176,610 | 203,702 | 217,708 | 268,098 | 302,483 | 369,403 |
| **VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $8.65 | $8.78 | $9.37 | $10.54 | $8.54 | $7.13 | $8.76 | $9.81 | $9.43 | |
| Value at end of period | $10.54 | $8.65 | $8.78 | $9.37 | $10.54 | $8.54 | $7.13 | $8.76 | $9.81 | |
| Number of accumulation units outstanding at end of period | 347,248 | 397,640 | 515,738 | 449,901 | 540,019 | 155,577 | 69,939 | 169,739 | 6,282 | |
| **VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $11.09 | $11.47 | $12.57 | $13.72 | $11.74 | $10.36 | $10.98 | $10.26 | $9.74 | |
| Value at end of period | $13.27 | $11.09 | $11.47 | $12.57 | $13.72 | $11.74 | $10.36 | $10.98 | $10.26 | |
| Number of accumulation units outstanding at end of period | 110,626 | 88,504 | 85,760 | 82,380 | 64,021 | 28,939 | 26,615 | 95,140 | 4,460 | |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $9.93 | $9.55 | $9.95 | $9.65 | $8.64 | $7.63 | $8.07 | $7.75 | $6.06 | $9.91 |
| Value at end of period | $12.06 | $9.93 | $9.55 | $9.95 | $9.65 | $8.64 | $7.63 | $8.07 | $7.75 | $6.06 |
| Number of accumulation units outstanding at end of period | 9,013,801 | 10,787,852 | 12,556,104 | 5,068,745 | 5,925,444 | 6,852,070 | 7,458,354 | 8,081,998 | 8,771,637 | 8,258,859 |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)** | | | | | | | | | | |
| (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | $9.05 | $8.73 | $9.45 | | | | | | | |
| Value at end of period | $10.94 | $9.05 | $8.73 | | | | | | | |
| Number of accumulation units outstanding at end of period | 648,510 | 855,437 | 1,087,652 | | | | | | | |
| **VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | | |
| Value at beginning of period | $10.53 | $10.05 | $10.61 | $10.39 | $10.17 | | | | | |
| Value at end of period | $11.87 | $10.53 | $10.05 | $10.61 | $10.39 | | | | | |
| Number of accumulation units outstanding at end of period | 2,090,884 | 2,592,040 | 3,076,882 | 3,784,283 | 50,206 | | | | | |
| **VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.26 | $14.48 | $14.72 | $14.97 | $15.22 | $15.47 | $15.73 | $15.99 | $16.21 | $16.09 |
| Value at end of period | $14.08 | $14.26 | $14.48 | $14.72 | $14.97 | $15.22 | $15.47 | $15.73 | $15.99 | $16.21 |
| Number of accumulation units outstanding at end of period | 3,331,518 | 4,408,410 | 4,356,819 | 4,324,128 | 5,460,036 | 6,963,293 | 8,416,484 | 9,115,635 | 12,290,462 | 18,806,724 |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $15.56 | $14.48 | $15.00 | $13.84 | $10.81 | $9.54 | $9.99 | | | |
| Value at end of period | $18.33 | $15.56 | $14.48 | $15.00 | $13.84 | $10.81 | $9.54 | | | |
| Number of accumulation units outstanding at end of period | 7,956,239 | 10,024,014 | 11,525,508 | 12,988,990 | 15,162,759 | 17,745,331 | 20,163,139 | | | |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.04 | $13.04 | $13.48 | $12.41 | $9.68 | $8.52 | $8.71 | $7.78 | $6.09 | $9.95 |
| Value at end of period | $16.58 | $14.04 | $13.04 | $13.48 | $12.41 | $9.68 | $8.52 | $8.71 | $7.78 | $6.09 |
| Number of accumulation units outstanding at end of period | 3,588,295 | 4,626,984 | 5,501,552 | 6,392,027 | 7,587,930 | 8,993,542 | 10,564,876 | 4,802,895 | 5,516,324 | 3,269,386 |
| **VOYA HANG SENG INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.60 | $13.42 | $14.40 | $14.16 | $13.86 | $10.98 | $13.68 | $12.94 | $9.99 | |
| Value at end of period | $18.64 | $13.60 | $13.42 | $14.40 | $14.16 | $13.86 | $10.98 | $13.68 | $12.94 | |
| Number of accumulation units outstanding at end of period | 321,665 | 374,812 | 416,271 | 482,599 | 570,817 | 659,734 | 823,295 | 1,180,071 | 594,631 | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA HIGH YIELD PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.54 | $17.34 | $17.99 | $18.08 | $17.41 | $15.52 | $15.11 | $13.45 | $9.15 | $12.01 |
| Value at end of period | $20.41 | $19.54 | $17.34 | $17.99 | $18.08 | $17.41 | $15.52 | $15.11 | $13.45 | $9.15 |
| Number of accumulation units outstanding at end of period | 1,977,803 | 2,430,502 | 2,757,810 | 3,308,152 | 4,010,423 | 4,681,973 | 4,033,510 | 3,779,255 | 2,721,625 | 3,338,098 |
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.55 | $15.30 | $15.46 | $13.84 | $10.61 | $9.45 | $9.65 | $8.63 | $7.13 | $11.59 |
| Value at end of period | $20.24 | $16.55 | $15.30 | $15.46 | $13.84 | $10.61 | $9.45 | $9.65 | $8.63 | $7.13 |
| Number of accumulation units outstanding at end of period | 314,549 | 489,476 | 552,415 | 603,019 | 708,802 | 761,093 | 882,411 | 1,038,513 | 1,191,005 | 1,568,394 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.22 | $19.17 | $19.90 | $18.51 | $14.02 | $12.15 | $12.52 | $10.47 | $8.10 | $13.23 |
| Value at end of period | $24.76 | $22.22 | $19.17 | $19.90 | $18.51 | $14.02 | $12.15 | $12.52 | $10.47 | $8.10 |
| Number of accumulation units outstanding at end of period | 333,828 | 455,511 | 525,196 | 601,587 | 700,393 | 827,606 | 963,513 | 1,163,968 | 1,330,208 | 1,643,831 |
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $21.80 | $17.46 | $18.39 | $17.76 | $12.69 | $11.51 | $11.82 | $9.81 | $8.01 | $12.28 |
| Value at end of period | $23.51 | $21.80 | $17.46 | $18.39 | $17.76 | $12.69 | $11.51 | $11.82 | $9.81 | $8.01 |
| Number of accumulation units outstanding at end of period | 260,326 | 394,311 | 458,749 | 515,230 | 614,277 | 727,842 | 856,073 | 1,018,778 | 1,187,131 | 1,350,205 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.22 | $14.86 | $15.07 | $14.39 | $14.68 | $13.69 | $12.97 | $12.04 | $11.00 | $12.24 |
| Value at end of period | $15.69 | $15.22 | $14.86 | $15.07 | $14.39 | $14.68 | $13.69 | $12.97 | $12.04 | $11.00 |
| Number of accumulation units outstanding at end of period | 35,909,429 | 39,889,441 | 44,255,730 | 48,971,824 | 15,103,632 | 15,828,783 | 17,762,929 | 19,438,551 | 20,618,726 | 21,077,749 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during February 2014) | | | | | | | | | | |
| Value at beginning of period | $9.26 | $9.38 | $9.68 | $10.34 | | | | | | |
| Value at end of period | $11.31 | $9.26 | $9.38 | $9.68 | | | | | | |
| Number of accumulation units outstanding at end of period | 10,724,933 | 13,128,584 | 14,978,970 | 16,499,656 | | | | | | |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $8.52 | $8.62 | $8.86 | $9.60 | $8.06 | $6.92 | $8.03 | $7.59 | $6.05 | $10.22 |
| Value at end of period | $10.44 | $8.52 | $8.62 | $8.86 | $9.60 | $8.06 | $6.92 | $8.03 | $7.59 | $6.05 |
| Number of accumulation units outstanding at end of period | 526,140 | 646,965 | 815,187 | 960,030 | 1,158,242 | 1,131,136 | 1,101,227 | 1,270,771 | 1,647,470 | 309,276 |
| **VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $12.42 | $12.27 | $11.29 | $12.14 | $9.89 | $9.35 | $11.01 | $9.85 | $9.75 | |
| Value at end of period | $15.32 | $12.42 | $12.27 | $11.29 | $12.14 | $9.89 | $9.35 | $11.01 | $9.85 | |
| Number of accumulation units outstanding at end of period | 104,296 | 114,546 | 157,042 | 138,156 | 156,169 | 50,924 | 133,436 | 161,677 | 2,610 | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $15.51 | $15.26 | $14.68 | $13.20 | $10.30 | $10.27 | | | | |
| Value at end of period | $19.68 | $15.51 | $15.26 | $14.68 | $13.20 | $10.30 | | | | |
| Number of accumulation units outstanding at end of period | 14,307,937 | 18,229,471 | 21,213,893 | 24,028,268 | 27,974,934 | 31,621,667 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $24.32 | $23.84 | $22.85 | $20.49 | $15.95 | $13.77 | $13.69 | $12.18 | $8.70 | $12.21 |
| Value at end of period | $30.95 | $24.32 | $23.84 | $22.85 | $20.49 | $15.95 | $13.77 | $13.69 | $12.18 | $8.70 |
| Number of accumulation units outstanding at end of period | 7,213,298 | 9,127,775 | 10,709,800 | 12,615,654 | 8,713,943 | 2,112,401 | 2,724,627 | 1,903,369 | 1,425,814 | 204,381 |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $16.38 | $14.67 | $15.64 | $14.49 | $11.28 | $10.03 | $10.05 | | | |
| Value at end of period | $18.25 | $16.38 | $14.67 | $15.64 | $14.49 | $11.28 | $10.03 | | | |
| Number of accumulation units outstanding at end of period | 6,181,033 | 8,044,811 | 9,420,147 | 8,624,788 | 4,779,055 | 970,127 | 793,834 | | | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.91 | $20.99 | $21.23 | $21.43 | $21.64 | $21.68 | $21.79 | $21.48 | $20.38 | $20.77 |
| Value at end of period | $20.81 | $20.91 | $20.99 | $21.23 | $21.43 | $21.64 | $21.68 | $21.79 | $21.48 | $20.38 |
| Number of accumulation units outstanding at end of period | 48,020 | 58,986 | 72,455 | 83,556 | 108,279 | 132,169 | 148,475 | 176,733 | 223,473 | 269,815 |
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.95 | $17.06 | $17.30 | $16.20 | $12.51 | $11.17 | $11.44 | $8.95 | $6.45 | $10.54 |
| Value at end of period | $22.03 | $17.95 | $17.06 | $17.30 | $16.20 | $12.51 | $11.17 | $11.44 | $8.95 | $6.45 |
| Number of accumulation units outstanding at end of period | 4,887,186 | 2,854,654 | 3,303,457 | 3,666,459 | 4,558,002 | 3,188,003 | 3,775,208 | 3,637,309 | 2,574,342 | 2,677,395 |
| **VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.90 | $16.77 | $17.14 | $15.16 | $11.83 | $10.91 | $11.62 | $10.20 | $8.35 | $13.01 |
| Value at end of period | $21.37 | $17.90 | $16.77 | $17.14 | $15.16 | $11.83 | $10.91 | $11.62 | $10.20 | $8.35 |
| Number of accumulation units outstanding at end of period | 266,610 | 320,225 | 393,650 | 442,791 | 422,648 | 463,286 | 516,600 | 609,977 | 529,027 | 574,371 |
| **VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.39 | $10.10 | $10.35 | $9.94 | $9.68 | $9.12 | $8.82 | $8.31 | $8.25 | |
| Value at end of period | $11.02 | $10.39 | $10.10 | $10.35 | $9.94 | $9.68 | $9.12 | $8.82 | $8.31 | |
| Number of accumulation units outstanding at end of period | 6,312,075 | 7,304,167 | 7,108,915 | 7,953,540 | 9,788,740 | 12,599,922 | 12,893,849 | 11,268,717 | 9,235,050 | |
| **VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.65 | $12.93 | $13.42 | $12.95 | $11.10 | $9.99 | $10.28 | $9.37 | $9.21 | |
| Value at end of period | $15.66 | $13.65 | $12.93 | $13.42 | $12.95 | $11.10 | $9.99 | $10.28 | $9.37 | |
| Number of accumulation units outstanding at end of period | 36,914,117 | 45,068,732 | 51,674,638 | 58,763,209 | 67,383,458 | 75,580,264 | 83,035,422 | 90,407,563 | 98,222,251 | |
| **VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.66 | $13.00 | $13.43 | $12.92 | $11.35 | $10.34 | $10.51 | $9.63 | $9.49 | |
| Value at end of period | $15.39 | $13.66 | $13.00 | $13.43 | $12.92 | $11.35 | $10.34 | $10.51 | $9.63 | |
| Number of accumulation units outstanding at end of period | 26,327,594 | 31,315,325 | 36,256,505 | 40,836,335 | 47,327,321 | 52,631,044 | 58,979,396 | 65,664,893 | 70,210,170 | |
| **VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.05 | $12.54 | $12.95 | $12.51 | $11.56 | $10.67 | $10.62 | $9.86 | $9.75 | |
| Value at end of period | $14.35 | $13.05 | $12.54 | $12.95 | $12.51 | $11.56 | $10.67 | $10.62 | $9.86 | |
| Number of accumulation units outstanding at end of period | 13,147,372 | 15,645,279 | 17,842,991 | 20,747,229 | 24,455,103 | 27,424,675 | 30,468,674 | 33,887,801 | 36,618,477 | |
| **VOYA RUSSELL<sup>TM</sup> LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $25.52 | $24.41 | $23.11 | $20.84 | $16.09 | $14.32 | $14.01 | $12.67 | $10.14 | |
| Value at end of period | $32.86 | $25.52 | $24.41 | $23.11 | $20.84 | $16.09 | $14.32 | $14.01 | $12.67 | |
| Number of accumulation units outstanding at end of period | 1,035,521 | 1,220,153 | 1,229,815 | 1,309,124 | 1,105,509 | 1,146,026 | 1,098,591 | 980,480 | 1,093,134 | |
| **VOYA RUSSELL<sup>TM</sup> LARGE CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.97 | $14.66 | $14.65 | $13.23 | $10.20 | $9.00 | $8.96 | $8.13 | $6.70 | $10.17 |
| Value at end of period | $19.21 | $15.97 | $14.66 | $14.65 | $13.23 | $10.20 | $9.00 | $8.96 | $8.13 | $6.70 |
| Number of accumulation units outstanding at end of period | 3,278,006 | 3,967,654 | 3,998,826 | 3,945,574 | 4,127,877 | 4,092,024 | 3,266,093 | 3,433,711 | 3,566,009 | 744,806 |
| **VOYA RUSSELL<sup>TM</sup> LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $23.58 | $20.79 | $21.97 | $19.90 | $15.39 | $13.50 | $13.65 | $12.49 | $10.35 | |
| Value at end of period | $26.25 | $23.58 | $20.79 | $21.97 | $19.90 | $15.39 | $13.50 | $13.65 | $12.49 | |
| Number of accumulation units outstanding at end of period | 1,496,740 | 1,845,698 | 1,831,380 | 1,155,632 | 1,015,292 | 960,722 | 294,987 | 200,934 | 150,954 | |

DVA Plus

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RUSSELL<sup>TM</sup> MID CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $26.07 | $24.82 | $25.43 | $23.28 | $17.54 | $15.44 | $16.06 | $12.97 | $10.36 | |
| Value at end of period | $31.89 | $26.07 | $24.82 | $25.43 | $23.28 | $17.54 | $15.44 | $16.06 | $12.97 | |
| Number of accumulation units outstanding at end of period | 1,141,832 | 1,395,061 | 1,492,983 | 1,364,526 | 1,683,607 | 1,795,491 | 1,836,737 | 2,324,538 | 2,008,990 | |
| **VOYA RUSSELL<sup>TM</sup> MID CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.64 | $15.85 | $16.63 | $15.03 | $11.42 | $9.95 | $10.33 | $8.41 | $6.12 | $10.25 |
| Value at end of period | $20.41 | $17.64 | $15.85 | $16.63 | $15.03 | $11.42 | $9.95 | $10.33 | $8.41 | $6.12 |
| Number of accumulation units outstanding at end of period | 2,405,376 | 2,968,783 | 2,866,400 | 3,272,859 | 3,151,481 | 2,960,770 | 2,558,431 | 2,724,466 | 2,544,207 | 1,062,310 |
| **VOYA RUSSELL<sup>TM</sup> SMALL CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.94 | $15.10 | $16.13 | $15.67 | $11.51 | $10.10 | $10.72 | $8.65 | $6.96 | $10.15 |
| Value at end of period | $20.12 | $17.94 | $15.10 | $16.13 | $15.67 | $11.51 | $10.10 | $10.72 | $8.65 | $6.96 |
| Number of accumulation units outstanding at end of period | 2,113,450 | 2,622,099 | 2,749,535 | 2,953,157 | 3,479,739 | 2,848,818 | 2,589,704 | 2,760,386 | 2,679,879 | 1,754,101 |
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.88 | $14.28 | $14.69 | $14.17 | $10.39 | $9.19 | $9.29 | $7.16 | $5.57 | $8.65 |
| Value at end of period | $18.50 | $15.88 | $14.28 | $14.69 | $14.17 | $10.39 | $9.19 | $9.29 | $7.16 | $5.57 |
| Number of accumulation units outstanding at end of period | 150,537 | 194,329 | 245,153 | 290,624 | 382,698 | 433,443 | 488,828 | 559,739 | 648,234 | 749,440 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.66 | $16.10 | $16.54 | $15.83 | $11.71 | $10.42 | $10.89 | $8.93 | $7.14 | $10.05 |
| Value at end of period | $21.47 | $19.66 | $16.10 | $16.54 | $15.83 | $11.71 | $10.42 | $10.89 | $8.93 | $7.14 |
| Number of accumulation units outstanding at end of period | 792,549 | 940,432 | 1,028,554 | 1,032,761 | 1,143,336 | 1,363,663 | 1,585,371 | 1,764,765 | 1,604,687 | 1,110,458 |
| **VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2015) | | | | | | | | | | |
| Value at beginning of period | $10.01 | $9.59 | $10.03 | | | | | | | |
| Value at end of period | $11.63 | $10.01 | $9.59 | | | | | | | |
| Number of accumulation units outstanding at end of period | 15,925,674 | 18,232,747 | 20,407,752 | | | | | | | |
| **VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.55 | $11.51 | $11.70 | $11.28 | $11.80 | $11.58 | $11.01 | $10.57 | $10.18 | $9.98 |
| Value at end of period | $11.70 | $11.55 | $11.51 | $11.70 | $11.28 | $11.80 | $11.58 | $11.01 | $10.57 | $10.18 |
| Number of accumulation units outstanding at end of period | 3,465,478 | 4,364,838 | 4,627,480 | 4,741,423 | 2,861,575 | 3,548,152 | 4,062,233 | 3,769,609 | 4,694,672 | 2,170,741 |
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.93 | $19.24 | $20.60 | $20.07 | $14.70 | $12.49 | $12.42 | $9.98 | $7.51 | $12.99 |
| Value at end of period | $25.13 | $19.93 | $19.24 | $20.60 | $20.07 | $14.70 | $12.49 | $12.42 | $9.98 | $7.51 |
| Number of accumulation units outstanding at end of period | 2,208,166 | 2,657,090 | 3,237,652 | 3,825,139 | 4,589,290 | 4,474,943 | 5,449,850 | 5,244,173 | 5,554,100 | 4,777,820 |
| **VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.17 | $10.96 | $11.44 | $11.34 | $12.63 | $12.08 | $10.96 | $10.57 | $9.89 | |
| Value at end of period | $11.26 | $11.17 | $10.96 | $11.44 | $11.34 | $12.63 | $12.08 | $10.96 | $10.57 | |
| Number of accumulation units outstanding at end of period | 3,141,618 | 3,713,131 | 4,114,105 | 4,644,394 | 5,900,014 | 10,933,746 | 9,269,173 | 4,954,370 | 3,586,830 | |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.49 | $13.63 | $14.10 | $12.59 | $12.34 | $9.99 | $10.72 | $9.40 | $7.16 | $12.40 |
| Value at end of period | $14.66 | $13.49 | $13.63 | $14.10 | $12.59 | $12.34 | $9.99 | $10.72 | $9.40 | $7.16 |
| Number of accumulation units outstanding at end of period | 1,005,926 | 1,210,925 | 1,384,131 | 1,606,054 | 1,982,123 | 2,247,770 | 2,541,000 | 2,903,282 | 3,360,508 | 3,566,733 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $103.47 | $100.92 | $99.67 | $78.03 | $77.74 | $68.41 | $63.52 | $50.47 | $37.76 | $62.45 |
| Value at end of period | $107.04 | $103.47 | $100.92 | $99.67 | $78.03 | $77.74 | $68.41 | $63.52 | $50.47 | $37.76 |
| Number of accumulation units outstanding at end of period | 117,261 | 163,262 | 196,857 | 234,347 | 312,233 | 363,597 | 431,868 | 510,504 | 613,664 | 710,187 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.93 | $14.94 | $14.75 | $13.30 | $10.03 | $9.09 | $9.69 | $8.80 | $6.79 | $11.37 |
| Value at end of period | $19.05 | $15.93 | $14.94 | $14.75 | $13.30 | $10.03 | $9.09 | $9.69 | $8.80 | $6.79 |
| Number of accumulation units outstanding at end of period | 3,374,615 | 4,020,101 | 4,368,279 | 4,851,044 | 5,466,389 | 6,256,588 | 6,969,874 | 7,592,795 | 7,644,431 | 6,232,741 |
| **VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.56 | $14.43 | $15.12 | $14.74 | $10.70 | $9.53 | $9.96 | $8.08 | $6.59 | $10.16 |
| Value at end of period | $19.16 | $17.56 | $14.43 | $15.12 | $14.74 | $10.70 | $9.53 | $9.96 | $8.08 | $6.59 |
| Number of accumulation units outstanding at end of period | 1,060,060 | 1,382,024 | 1,617,077 | 1,908,915 | 2,247,001 | 2,704,592 | 3,006,946 | 3,549,908 | 4,787,221 | 4,530,155 |
| **VY® FRANKLIN INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.06 | $13.23 | $14.37 | $13.92 | $12.34 | $11.14 | $11.05 | $9.95 | $7.66 | $11.01 |
| Value at end of period | $16.34 | $15.06 | $13.23 | $14.37 | $13.92 | $12.34 | $11.14 | $11.05 | $9.95 | $7.66 |
| Number of accumulation units outstanding at end of period | 3,679,805 | 4,531,487 | 5,193,782 | 6,282,473 | 6,846,612 | 7,313,546 | 7,981,690 | 7,970,975 | 8,015,179 | 7,440,765 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.75 | $17.91 | $19.36 | $18.04 | $13.59 | $11.64 | $12.09 | $10.68 | $8.45 | $13.52 |
| Value at end of period | $24.01 | $20.75 | $17.91 | $19.36 | $18.04 | $13.59 | $11.64 | $12.09 | $10.68 | $8.45 |
| Number of accumulation units outstanding at end of period | 1,503,515 | 1,854,669 | 2,164,594 | 2,590,504 | 2,766,559 | 2,471,470 | 2,465,574 | 2,618,723 | 2,361,640 | 2,466,881 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.56 | $16.41 | $17.08 | $15.98 | $13.03 | $11.78 | $12.14 | $11.01 | $9.15 | $12.17 |
| Value at end of period | $20.19 | $18.56 | $16.41 | $17.08 | $15.98 | $13.03 | $11.78 | $12.14 | $11.01 | $9.15 |
| Number of accumulation units outstanding at end of period | 3,594,313 | 4,440,911 | 5,278,999 | 6,189,568 | 3,052,219 | 2,556,370 | 2,714,886 | 3,483,701 | 3,059,375 | 2,755,180 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during February 2014) | | | | | | | | | | |
| Value at beginning of period | $11.82 | $10.47 | $10.91 | $10.06 | | | | | | |
| Value at end of period | $12.84 | $11.82 | $10.47 | $10.91 | | | | | | |
| Number of accumulation units outstanding at end of period | 8,434,381 | 9,321,363 | 10,431,570 | 11,988,335 | | | | | | |
| **VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $48.86 | $41.42 | $43.39 | $40.06 | $30.42 | $27.00 | $28.06 | $25.36 | $20.81 | $31.22 |
| Value at end of period | $54.73 | $48.86 | $41.42 | $43.39 | $40.06 | $30.42 | $27.00 | $28.06 | $25.36 | $20.81 |
| Number of accumulation units outstanding at end of period | 655,552 | 822,448 | 859,168 | 957,524 | 1,108,099 | 1,194,456 | 1,424,895 | 1,501,512 | 1,868,297 | 1,880,516 |
| **VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.92 | $17.03 | $20.56 | $20.72 | $22.35 | $19.08 | $23.73 | $20.06 | $11.89 | $24.80 |
| Value at end of period | $26.61 | $18.92 | $17.03 | $20.56 | $20.72 | $22.35 | $19.08 | $23.73 | $20.06 | $11.89 |
| Number of accumulation units outstanding at end of period | 2,529,672 | 2,879,578 | 3,320,194 | 3,771,303 | 4,269,089 | 4,363,507 | 4,231,276 | 4,464,015 | 5,464,963 | 5,283,734 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $25.46 | $22.57 | $23.67 | $20.93 | $16.17 | $13.70 | $13.68 | $11.31 | $9.16 | $13.90 |
| Value at end of period | $28.48 | $25.46 | $22.57 | $23.67 | $20.93 | $16.17 | $13.70 | $13.68 | $11.31 | $9.16 |
| Number of accumulation units outstanding at end of period | 904,319 | 1,127,947 | 1,355,718 | 1,632,306 | 2,487,104 | 2,228,664 | 1,941,143 | 2,095,654 | 1,477,123 | 651,474 |
| **VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $29.10 | $24.33 | $25.69 | $24.10 | $17.64 | $15.11 | $15.57 | $12.49 | $9.98 | $14.48 |
| Value at end of period | $33.08 | $29.10 | $24.33 | $25.69 | $24.10 | $17.64 | $15.11 | $15.57 | $12.49 | $9.98 |
| Number of accumulation units outstanding at end of period | 1,329,479 | 1,715,841 | 1,897,061 | 1,913,343 | 2,309,888 | 2,087,884 | 2,752,075 | 3,141,380 | 1,722,690 | 1,739,178 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $27.23 | $26.29 | $25.13 | $24.51 | $20.87 | $18.33 | $17.09 | $15.25 | $12.03 | $17.13 |
| Value at end of period | $33.70 | $27.23 | $26.29 | $25.13 | $24.51 | $20.87 | $18.33 | $17.09 | $15.25 | $12.03 |
| Number of accumulation units outstanding at end of period | 1,474,952 | 1,913,139 | 2,099,597 | 2,336,651 | 2,780,669 | 3,221,641 | 3,618,527 | 3,604,727 | 3,370,800 | 3,388,663 |
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.20 | $18.51 | $18.13 | $18.05 | $14.47 | $12.13 | $13.46 | $11.82 | $8.62 | $14.73 |
| Value at end of period | $24.37 | $18.20 | $18.51 | $18.13 | $18.05 | $14.47 | $12.13 | $13.46 | $11.82 | $8.62 |
| Number of accumulation units outstanding at end of period | 1,043,252 | 1,058,505 | 1,429,868 | 1,348,724 | 1,470,768 | 1,335,860 | 1,458,990 | 1,480,914 | 1,695,188 | 1,995,843 |
| **VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $81.28 | $76.49 | $73.91 | $67.00 | $55.75 | $49.51 | $48.93 | $43.63 | $33.29 | $46.70 |
| Value at end of period | $92.01 | $81.28 | $76.49 | $73.91 | $67.00 | $55.75 | $49.51 | $48.93 | $43.63 | $33.29 |
| Number of accumulation units outstanding at end of period | 5,725,076 | 6,660,342 | 6,954,634 | 7,161,057 | 7,821,719 | 7,967,085 | 8,380,631 | 9,126,872 | 9,553,987 | 9,041,619 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $47.41 | $40.59 | $44.32 | $41.94 | $32.87 | $28.51 | $29.25 | $25.87 | $21.05 | $33.28 |
| Value at end of period | $54.20 | $47.41 | $40.59 | $44.32 | $41.94 | $32.87 | $28.51 | $29.25 | $25.87 | $21.05 |
| Number of accumulation units outstanding at end of period | 1,288,491 | 1,628,900 | 1,742,268 | 1,965,145 | 2,321,325 | 2,606,467 | 2,896,143 | 2,715,477 | 2,949,818 | 2,853,748 |
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.53 | $16.60 | $15.27 | $14.32 | $10.48 | $8.99 | $9.26 | $8.08 | $5.76 | $10.16 |
| Value at end of period | $21.67 | $16.53 | $16.60 | $15.27 | $14.32 | $10.48 | $8.99 | $9.26 | $8.08 | $5.76 |
| Number of accumulation units outstanding at end of period | 2,485,518 | 2,939,189 | 3,588,951 | 3,194,665 | 3,466,162 | 2,969,446 | 2,227,872 | 2,043,344 | 2,291,739 | 1,184,847 |
| **VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.50 | $14.47 | $14.85 | $15.27 | $13.58 | $11.63 | $13.48 | $12.05 | $8.90 | $17.93 |
| Value at end of period | $18.23 | $14.50 | $14.47 | $14.85 | $15.27 | $13.58 | $11.63 | $13.48 | $12.05 | $8.90 |
| Number of accumulation units outstanding at end of period | 2,057,790 | 2,165,491 | 2,248,787 | 2,316,150 | 1,680,056 | 1,902,325 | 1,874,984 | 2,050,959 | 2,444,515 | 2,920,415 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.56 | $10.56 | $11.14 | $12.16 | $10.31 | $8.84 | $10.23 | $9.58 | $7.39 | $12.65 |
| Value at end of period | $12.67 | $10.56 | $10.56 | $11.14 | $12.16 | $10.31 | $8.84 | $10.23 | $9.58 | $7.39 |
| Number of accumulation units outstanding at end of period | 5,686,731 | 7,040,655 | 8,129,661 | 8,924,695 | 10,256,655 | 10,710,659 | 4,301,972 | 4,791,752 | 4,275,236 | 3,649,197 |
| **VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $28.39 | $26.03 | $28.63 | $29.94 | $23.30 | $19.46 | $20.98 | $19.80 | $15.22 | $25.65 |
| Value at end of period | $33.01 | $28.39 | $26.03 | $28.63 | $29.94 | $23.30 | $19.46 | $20.98 | $19.80 | $15.22 |
| Number of accumulation units outstanding at end of period | 615,098 | 754,826 | 952,020 | 1,093,926 | 1,200,143 | 1,239,105 | 1,437,968 | 1,648,993 | 1,778,535 | 1,823,433 |

## Separate Account Annual Charges of 1.75%

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)** | | | | | | | | | | |
| Value at beginning of period | $11.67 | $11.44 | $11.76 | $11.74 | $10.45 | $9.67 | $10.21 | $9.47 | $7.97 | $10.04 |
| Value at end of period | $13.04 | $11.67 | $11.44 | $11.76 | $11.74 | $10.45 | $9.67 | $10.21 | $9.47 | $7.97 |
| Number of accumulation units outstanding at end of period | 308,181 | 374,845 | 407,294 | 586,669 | 747,046 | 571,493 | 1,024,482 | 1,130,871 | 1,025,896 | 167,445 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **COLUMBIA SMALL CAP VALUE FUND VS (CLASS 2)** | | | | | | | | | | |
| Value at beginning of period | $33.64 | $25.80 | $28.02 | $27.68 | $21.02 | $19.23 | $20.85 | $16.78 | $13.66 | $19.36 |
| Value at end of period | $37.68 | $33.64 | $25.80 | $28.02 | $27.68 | $21.02 | $19.23 | $20.85 | $16.78 | $13.66 |
| Number of accumulation units outstanding at end of period | 24,834 | 39,006 | 47,945 | 58,325 | 76,837 | 89,669 | 108,654 | 133,922 | 154,250 | 195,678 |
| **PROFUND VP BULL** | | | | | | | | | | |
| Value at beginning of period | $13.42 | $12.46 | $12.74 | $11.63 | $9.12 | $8.15 | $8.30 | $7.50 | $6.14 | $10.03 |
| Value at end of period | $15.74 | $13.42 | $12.46 | $12.74 | $11.63 | $9.12 | $8.15 | $8.30 | $7.50 | $6.14 |
| Number of accumulation units outstanding at end of period | 18,701 | 24,205 | 31,583 | 36,093 | 37,580 | 43,819 | 48,533 | 67,290 | 71,655 | 77,466 |
| **PROFUND VP EUROPE 30** | | | | | | | | | | |
| Value at beginning of period | $9.35 | $8.83 | $10.08 | $11.23 | $9.40 | $8.21 | $9.17 | $9.09 | $6.99 | $12.71 |
| Value at end of period | $11.00 | $9.35 | $8.83 | $10.08 | $11.23 | $9.40 | $8.21 | $9.17 | $9.09 | $6.99 |
| Number of accumulation units outstanding at end of period | 7,707 | 9,746 | 12,025 | 14,736 | 18,708 | 27,824 | 33,595 | 41,583 | 47,001 | 51,597 |
| **PROFUND VP RISING RATES OPPORTUNITY** | | | | | | | | | | |
| Value at beginning of period | $1.94 | $2.08 | $2.15 | $3.13 | $2.739 | $3.00 | $4.88 | $5.91 | $4.55 | $7.47 |
| Value at end of period | $1.68 | $1.94 | $2.08 | $2.15 | $3.13 | $2.739 | $3.00 | $4.88 | $5.91 | $4.55 |
| Number of accumulation units outstanding at end of period | 6,834 | 9,150 | 13,374 | 22,656 | 22,577 | 0 | 22,697 | 25,407 | 24,973 | 26,319 |
| **VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $8.59 | $8.73 | $9.32 | $10.50 | $8.52 | $7.76 | $8.75 | $9.80 | $10.14 | |
| Value at end of period | $10.45 | $8.59 | $8.73 | $9.32 | $10.50 | $8.52 | $7.11 | $8.75 | $9.80 | |
| Number of accumulation units outstanding at end of period | 6,396 | 7,279 | 14,638 | 8,302 | 16,230 | 1,784 | 0 | 0 | 455 | |
| **VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $11.40 | $12.50 | $13.66 | $11.70 | $10.33 | $10.97 | $10.26 | $10.65 | |
| Value at end of period | $13.16 | $11.01 | $11.40 | $12.50 | $13.66 | $11.70 | $10.33 | $10.97 | $10.26 | |
| Number of accumulation units outstanding at end of period | 10,389 | 14,493 | 15,679 | 15,872 | 11,733 | 3,763 | 3,902 | 3,200 | 433 | |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $9.84 | $9.47 | $9.88 | $9.59 | $8.59 | $7.60 | $8.04 | $7.73 | $6.06 | $9.95 |
| Value at end of period | $11.94 | $9.84 | $9.47 | $9.88 | $9.59 | $8.59 | $7.60 | $8.04 | $7.73 | $6.06 |
| Number of accumulation units outstanding at end of period | 158,361 | 217,243 | 286,016 | 14,793 | 14,248 | 24,179 | 37,366 | 38,074 | 36,994 | 51,243 |
| **VOYA GLOBAL EQUITY PORTFOLIO (CLASS T)** | | | | | | | | | | |
| (Funds were first received in this option during March 2015) | | | | | | | | | | |
| Value at beginning of period | $9.03 | $8.72 | $9.45 | | | | | | | |
| Value at end of period | $10.91 | $9.03 | $8.72 | | | | | | | |
| Number of accumulation units outstanding at end of period | 38,078 | 47,177 | 49,001 | | | | | | | |
| **VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $10.49 | $10.02 | $10.59 | $10.36 | | | | | | |
| Value at end of period | $11.81 | $10.49 | $10.02 | $10.59 | | | | | | |
| Number of accumulation units outstanding at end of period | 7,747 | 20,835 | 15,137 | 25,188 | | | | | | |
| **VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.86 | $14.09 | $14.34 | $14.59 | $14.85 | $15.12 | $15.38 | $15.65 | $15.88 | $15.78 |
| Value at end of period | $13.67 | $13.86 | $14.09 | $14.34 | $14.59 | $14.85 | $15.12 | $15.38 | $15.65 | $15.88 |
| Number of accumulation units outstanding at end of period | 351,446 | 341,436 | 402,034 | 418,480 | 419,666 | 511,459 | 598,840 | 840,172 | 1,166,416 | 1,879,418 |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $15.47 | $14.41 | $14.94 | $13.80 | $10.79 | $9.54 | $9.99 | | | |
| Value at end of period | $18.20 | $15.47 | $14.41 | $14.94 | $13.80 | $10.79 | $9.54 | | | |
| Number of accumulation units outstanding at end of period | 214,980 | 254,639 | 312,581 | 350,643 | 437,375 | 558,357 | 684,332 | | | |
| **VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.91 | $12.93 | $13.38 | $12.33 | $9.63 | $8.49 | $8.68 | $7.77 | $6.08 | $9.95 |
| Value at end of period | $16.41 | $13.91 | $12.93 | $13.38 | $12.33 | $9.63 | $8.49 | $8.68 | $7.77 | $6.08 |
| Number of accumulation units outstanding at end of period | 1,028,896 | 1,264,489 | 1,467,003 | 1,680,455 | 1,935,272 | 2,286,125 | 2,742,774 | 2,224,320 | 2,512,614 | 2,172,969 |
| **VOYA HANG SENG INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.50 | $13.33 | $14.31 | $14.09 | $13.81 | $10.95 | $13.66 | $12.93 | $10.19 | |
| Value at end of period | $18.48 | $13.50 | $13.33 | $14.31 | $14.09 | $13.81 | $10.95 | $13.66 | $12.93 | |
| Number of accumulation units outstanding at end of period | 8,609 | 10,805 | 11,500 | 11,218 | 9,547 | 12,123 | 9,738 | 27,622 | 8,843 | |
| **VOYA HIGH YIELD PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.29 | $17.13 | $17.80 | $17.91 | $17.26 | $15.40 | $15.01 | $13.37 | $9.11 | $11.97 |
| Value at end of period | $20.13 | $19.29 | $17.13 | $17.80 | $17.91 | $17.26 | $15.40 | $15.01 | $13.37 | $9.11 |
| Number of accumulation units outstanding at end of period | 235,271 | 293,879 | 340,213 | 426,367 | 479,775 | 620,937 | 726,481 | 863,810 | 886,425 | 1,037,282 |
| **VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.29 | $15.08 | $15.25 | $13.67 | $10.49 | $9.35 | $9.55 | $8.56 | $7.08 | $11.51 |
| Value at end of period | $19.90 | $16.29 | $15.08 | $15.25 | $13.67 | $10.49 | $9.35 | $9.55 | $8.56 | $7.08 |
| Number of accumulation units outstanding at end of period | 43,982 | 69,707 | 74,935 | 79,941 | 89,219 | 103,942 | 118,011 | 161,651 | 185,662 | 219,708 |
| **VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.58 | $19.51 | $20.27 | $18.88 | $14.31 | $12.41 | $12.81 | $10.72 | $8.30 | $13.57 |
| Value at end of period | $25.14 | $22.58 | $19.51 | $20.27 | $18.88 | $14.31 | $12.41 | $12.81 | $10.72 | $8.30 |
| Number of accumulation units outstanding at end of period | 3,681 | 15,088 | 15,867 | 18,007 | 20,227 | 26,941 | 30,163 | 39,171 | 70,781 | 117,089 |
| **VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $22.23 | $17.81 | $18.78 | $18.16 | $12.99 | $11.79 | $12.12 | $10.07 | $8.23 | $12.63 |
| Value at end of period | $23.94 | $22.23 | $17.81 | $18.78 | $18.16 | $12.99 | $11.79 | $12.12 | $10.07 | $8.23 |
| Number of accumulation units outstanding at end of period | 2,237 | 5,796 | 8,136 | 8,487 | 12,680 | 16,019 | 16,126 | 22,717 | 31,227 | 43,054 |
| **VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.99 | $14.65 | $14.87 | $14.22 | $14.52 | $13.55 | $12.85 | $11.95 | $10.93 | $12.17 |
| Value at end of period | $15.44 | $14.99 | $14.65 | $14.87 | $14.22 | $14.52 | $13.55 | $12.85 | $11.95 | $10.93 |
| Number of accumulation units outstanding at end of period | 913,484 | 1,142,623 | 1,394,581 | 1,561,178 | 349,573 | 387,319 | 472,680 | 519,722 | 557,196 | 570,876 |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $9.23 | $9.36 | $9.67 | $10.56 | | | | | | |
| Value at end of period | $11.26 | $9.23 | $9.36 | $9.67 | | | | | | |
| Number of accumulation units outstanding at end of period | 310,692 | 401,167 | 474,172 | 508,703 | | | | | | |
| **VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $8.45 | $8.55 | $8.80 | $9.55 | $8.02 | $6.89 | $8.01 | $7.57 | $6.05 | $8.67 |
| Value at end of period | $10.34 | $8.45 | $8.55 | $8.80 | $9.55 | $8.02 | $6.89 | $8.01 | $7.57 | $6.05 |
| Number of accumulation units outstanding at end of period | 10,626 | 23,604 | 27,571 | 31,359 | 63,876 | 41,892 | 34,798 | 42,289 | 32,930 | 3,329 |
| **VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $12.33 | $12.19 | $11.23 | $12.09 | $9.86 | $9.33 | $11.00 | $9.85 | $9.77 | |
| Value at end of period | $15.20 | $12.33 | $12.19 | $11.23 | $12.09 | $9.86 | $9.33 | $11.00 | $9.85 | |
| Number of accumulation units outstanding at end of period | 1,593 | 1,980 | 2,727 | 3,222 | 4,632 | 89 | 2,041 | 5,714 | 378 | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during May 2012) | | | | | | | | | | |
| Value at beginning of period | $15.44 | $15.20 | $14.64 | $13.18 | $10.29 | $10.03 | | | | |
| Value at end of period | $19.57 | $15.44 | $15.20 | $14.64 | $13.18 | $10.29 | | | | |
| Number of accumulation units outstanding at end of period | 412,276 | 520,074 | 616,461 | 733,669 | 894,452 | 1,169,152 | | | | |
| **VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $24.01 | $23.56 | $22.60 | $20.29 | $15.81 | $13.66 | $13.60 | $12.11 | $8.66 | $12.16 |
| Value at end of period | $30.53 | $24.01 | $23.56 | $22.60 | $20.29 | $15.81 | $13.66 | $13.60 | $12.11 | $8.66 |
| Number of accumulation units outstanding at end of period | 472,783 | 576,312 | 680,719 | 767,747 | 179,083 | 78,894 | 103,158 | 58,940 | 68,312 | 15,517 |
| **VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $16.28 | $14.59 | $15.58 | $14.45 | $11.26 | $10.02 | $10.05 | | | |
| Value at end of period | $18.12 | $16.28 | $14.59 | $15.58 | $14.45 | $11.26 | $10.02 | | | |
| Number of accumulation units outstanding at end of period | 534,395 | 658,099 | 744,320 | 756,686 | 693,569 | 152,572 | 176,268 | | | |
| **VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.33 | $20.43 | $20.67 | $20.90 | $21.12 | $21.18 | $21.31 | $21.03 | $19.97 | $20.38 |
| Value at end of period | $20.21 | $20.33 | $20.43 | $20.67 | $20.90 | $21.12 | $21.18 | $21.31 | $21.03 | $19.97 |
| Number of accumulation units outstanding at end of period | 51,282 | 58,382 | 67,139 | 78,398 | 87,324 | 108,190 | 122,106 | 146,749 | 176,680 | 219,747 |
| **VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.67 | $16.81 | $17.06 | $16.00 | $12.36 | $11.05 | $11.33 | $8.87 | $6.40 | $10.47 |
| Value at end of period | $21.66 | $17.67 | $16.81 | $17.06 | $16.00 | $12.36 | $11.05 | $11.33 | $8.87 | $6.40 |
| Number of accumulation units outstanding at end of period | 790,659 | 383,269 | 441,194 | 502,651 | 623,604 | 648,471 | 781,461 | 913,587 | 1,022,912 | 1,136,532 |
| **VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.69 | $16.59 | $16.98 | $15.03 | $11.74 | $10.83 | $11.55 | $10.15 | $8.32 | $12.97 |
| Value at end of period | $21.10 | $17.69 | $16.59 | $16.98 | $15.03 | $11.74 | $10.83 | $11.55 | $10.15 | $8.32 |
| Number of accumulation units outstanding at end of period | 37,246 | 42,463 | 51,215 | 68,161 | 82,796 | 91,496 | 100,791 | 124,360 | 153,889 | 167,298 |
| **VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.32 | $10.03 | $10.29 | $9.89 | $9.65 | $9.10 | $8.81 | $8.31 | $8.25 | |
| Value at end of period | $10.93 | $10.32 | $10.03 | $10.29 | $9.89 | $9.65 | $9.10 | $8.81 | $8.31 | |
| Number of accumulation units outstanding at end of period | 315,648 | 371,652 | 281,210 | 279,620 | 235,834 | 328,632 | 279,668 | 367,431 | 363,340 | |
| **VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.55 | $12.85 | $13.35 | $12.90 | $11.06 | $9.97 | $10.27 | $9.37 | $9.21 | |
| Value at end of period | $15.53 | $13.55 | $12.85 | $13.35 | $12.90 | $11.06 | $9.97 | $10.27 | $9.37 | |
| Number of accumulation units outstanding at end of period | 402,186 | 479,600 | 560,519 | 585,454 | 657,788 | 967,993 | 1,055,184 | 1,232,540 | 1,317,406 | |
| **VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.56 | $12.92 | $13.36 | $12.87 | $11.32 | $10.32 | $10.50 | $9.62 | $9.49 | |
| Value at end of period | $15.26 | $13.56 | $12.92 | $13.36 | $12.87 | $11.32 | $10.32 | $10.50 | $9.62 | |
| Number of accumulation units outstanding at end of period | 347,372 | 404,699 | 519,141 | 467,083 | 542,821 | 613,105 | 699,255 | 667,671 | 746,997 | |
| **VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $12.95 | $12.46 | $12.88 | $12.46 | $11.52 | $10.64 | $10.60 | $9.85 | $9.75 | |
| Value at end of period | $14.23 | $12.95 | $12.46 | $12.88 | $12.46 | $11.52 | $10.64 | $10.60 | $9.85 | |
| Number of accumulation units outstanding at end of period | 399,179 | 551,499 | 479,405 | 554,520 | 712,822 | 784,921 | 888,475 | 916,906 | 958,263 | |

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VOYA RUSSELL<sup>TM</sup> LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $25.32 | $24.24 | $22.98 | $20.74 | $16.03 | $14.28 | $13.99 | $12.66 | $9.95 | |
| Value at end of period | $32.57 | $25.32 | $24.24 | $22.98 | $20.74 | $16.03 | $14.28 | $13.99 | $12.66 | |
| Number of accumulation units outstanding at end of period | 141,739 | 188,448 | 217,866 | 212,702 | 240,680 | 269,744 | 320,643 | 369,472 | 419,483 | |
| **VOYA RUSSELL<sup>TM</sup> LARGE CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.83 | $14.55 | $14.55 | $13.15 | $10.16 | $8.97 | $8.94 | $8.12 | $6.69 | $10.28 |
| Value at end of period | $19.02 | $15.83 | $14.55 | $14.55 | $13.15 | $10.16 | $8.97 | $8.94 | $8.12 | $6.69 |
| Number of accumulation units outstanding at end of period | 391,113 | 440,038 | 473,401 | 525,487 | 561,630 | 658,566 | 785,637 | 998,454 | 1,134,062 | 38,475 |
| **VOYA RUSSELL<sup>TM</sup> LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $23.39 | $20.65 | $21.84 | $19.81 | $15.34 | $13.46 | $13.63 | $12.48 | $10.85 | |
| Value at end of period | $26.02 | $23.39 | $20.65 | $21.84 | $19.81 | $15.34 | $13.46 | $13.63 | $12.48 | |
| Number of accumulation units outstanding at end of period | 119,720 | 151,351 | 174,878 | 26,905 | 19,418 | 21,886 | 15,071 | 1,463 | 1,930 | |
| **VOYA RUSSELL<sup>TM</sup> MID CAP GROWTH INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $25.87 | $24.65 | $25.29 | $23.17 | $17.48 | $15.40 | $16.03 | $12.96 | $10.40 | |
| Value at end of period | $31.61 | $25.87 | $24.65 | $25.29 | $23.17 | $17.48 | $15.40 | $16.03 | $12.96 | |
| Number of accumulation units outstanding at end of period | 125,720 | 139,092 | 165,970 | 195,224 | 229,048 | 277,169 | 322,879 | 415,384 | 463,277 | |
| **VOYA RUSSELL<sup>TM</sup> MID CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.48 | $15.73 | $16.51 | $14.95 | $11.36 | $9.91 | $10.30 | $8.39 | $6.11 | $10.64 |
| Value at end of period | $20.21 | $17.48 | $15.73 | $16.51 | $14.95 | $11.36 | $9.91 | $10.30 | $8.39 | $6.11 |
| Number of accumulation units outstanding at end of period | 57,166 | 95,543 | 94,002 | 84,361 | 92,686 | 75,481 | 61,315 | 78,462 | 47,716 | 20,592 |
| **VOYA RUSSELL<sup>TM</sup> SMALL CAP INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.79 | $14.98 | $16.02 | $15.58 | $11.46 | $10.07 | $10.69 | $8.63 | $6.95 | $10.16 |
| Value at end of period | $19.92 | $17.79 | $14.98 | $16.02 | $15.58 | $11.46 | $10.07 | $10.69 | $8.63 | $6.95 |
| Number of accumulation units outstanding at end of period | 83,484 | 100,505 | 109,699 | 128,284 | 156,206 | 123,674 | 136,727 | 186,026 | 156,359 | 190,367 |
| **VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.63 | $14.07 | $14.48 | $13.99 | $10.27 | $9.09 | $9.20 | $7.09 | $5.52 | $8.60 |
| Value at end of period | $18.19 | $15.63 | $14.07 | $14.48 | $13.99 | $10.27 | $9.09 | $9.20 | $7.09 | $5.52 |
| Number of accumulation units outstanding at end of period | 81,972 | 102,702 | 119,923 | 142,742 | 168,916 | 214,984 | 247,873 | 286,727 | 320,361 | 376,713 |
| **VOYA SMALL COMPANY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.49 | $15.98 | $16.43 | $15.74 | $11.66 | $10.39 | $10.86 | $8.91 | $7.13 | $9.79 |
| Value at end of period | $21.26 | $19.49 | $15.98 | $16.43 | $15.74 | $11.66 | $10.39 | $10.86 | $8.91 | $7.13 |
| Number of accumulation units outstanding at end of period | 23,729 | 26,003 | 19,693 | 22,511 | 26,717 | 29,648 | 55,529 | 44,468 | 65,135 | 49,665 |
| **VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during August 2015) | | | | | | | | | | |
| Value at beginning of period | $10.00 | $9.59 | $10.03 | | | | | | | |
| Value at end of period | $11.61 | $10.00 | $9.59 | | | | | | | |
| Number of accumulation units outstanding at end of period | 110,943 | 125,946 | 146,625 | | | | | | | |
| **VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $11.45 | $11.42 | $11.62 | $11.21 | $11.74 | $11.54 | $10.98 | $10.55 | $10.17 | $9.82 |
| Value at end of period | $11.58 | $11.45 | $11.42 | $11.62 | $11.21 | $11.74 | $11.54 | $10.98 | $10.55 | $10.17 |
| Number of accumulation units outstanding at end of period | 95,468 | 123,355 | 125,973 | 110,869 | 120,410 | 144,863 | 254,563 | 212,507 | 223,479 | 374,087 |

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® BARON GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.69 | $19.03 | $20.39 | $19.89 | $14.58 | $12.40 | $12.35 | $9.94 | $7.48 | $12.96 |
| Value at end of period | $24.81 | $19.69 | $19.03 | $20.39 | $19.89 | $14.58 | $12.40 | $12.35 | $9.94 | $7.48 |
| Number of accumulation units outstanding at end of period | 70,022 | 66,060 | 78,394 | 83,927 | 111,994 | 116,198 | 149,529 | 178,126 | 187,942 | 164,305 |
| **VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.08 | $10.88 | $11.37 | $11.29 | $12.59 | $12.05 | $10.94 | $10.56 | $9.91 | |
| Value at end of period | $11.16 | $11.08 | $10.88 | $11.37 | $11.29 | $12.59 | $12.05 | $10.94 | $10.56 | |
| Number of accumulation units outstanding at end of period | 80,172 | 125,021 | 144,694 | 180,503 | 192,950 | 272,814 | 226,173 | 158,549 | 99,495 | |
| **VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $13.34 | $13.50 | $13.97 | $12.49 | $12.26 | $9.93 | $10.67 | $9.36 | $7.14 | $12.38 |
| Value at end of period | $14.49 | $13.34 | $13.50 | $13.97 | $12.49 | $12.26 | $9.93 | $10.67 | $9.36 | $7.14 |
| Number of accumulation units outstanding at end of period | 18,932 | 21,543 | 28,653 | 25,639 | 29,088 | 35,292 | 45,901 | 53,304 | 63,073 | 74,427 |
| **VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $100.57 | $98.19 | $97.08 | $76.08 | $75.87 | $66.84 | $62.12 | $49.40 | $37.00 | $61.26 |
| Value at end of period | $103.94 | $100.57 | $98.19 | $97.08 | $76.08 | $75.87 | $66.84 | $62.12 | $49.40 | $37.00 |
| Number of accumulation units outstanding at end of period | 24,144 | 32,526 | 39,530 | 44,070 | 54,694 | 67,961 | 81,510 | 104,827 | 127,889 | 162,446 |
| **VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $15.75 | $14.79 | $14.62 | $13.19 | $9.96 | $9.03 | $9.64 | $8.76 | $6.77 | $11.34 |
| Value at end of period | $18.82 | $15.75 | $14.79 | $14.62 | $13.19 | $9.96 | $9.03 | $9.64 | $8.76 | $6.77 |
| Number of accumulation units outstanding at end of period | 94,537 | 65,026 | 67,461 | 71,831 | 96,568 | 108,857 | 127,463 | 154,749 | 150,347 | 163,151 |
| **VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.37 | $14.29 | $14.99 | $14.62 | $10.63 | $9.48 | $9.91 | $8.05 | $6.57 | $10.15 |
| Value at end of period | $18.93 | $17.37 | $14.29 | $14.99 | $14.62 | $10.63 | $9.48 | $9.91 | $8.05 | $6.57 |
| Number of accumulation units outstanding at end of period | 16,957 | 20,112 | 29,990 | 33,120 | 39,956 | 65,342 | 91,440 | 104,288 | 127,896 | 147,871 |
| **VY® FRANKLIN INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.89 | $13.10 | $14.25 | $13.81 | $12.26 | $11.08 | $11.00 | $9.91 | $7.64 | $10.99 |
| Value at end of period | $16.15 | $14.89 | $13.10 | $14.25 | $13.81 | $12.26 | $11.08 | $11.00 | $9.91 | $7.64 |
| Number of accumulation units outstanding at end of period | 146,257 | 175,103 | 186,091 | 254,328 | 227,332 | 278,388 | 280,115 | 297,547 | 368,963 | 326,241 |
| **VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $20.44 | $17.66 | $19.12 | $17.83 | $13.44 | $11.53 | $11.99 | $10.60 | $8.39 | $13.44 |
| Value at end of period | $23.63 | $20.44 | $17.66 | $19.12 | $17.83 | $13.44 | $11.53 | $11.99 | $10.60 | $8.39 |
| Number of accumulation units outstanding at end of period | 145,174 | 168,778 | 198,345 | 222,030 | 245,614 | 292,800 | 320,523 | 359,615 | 378,272 | 415,402 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.34 | $16.23 | $16.91 | $15.84 | $12.93 | $11.70 | $12.07 | $10.96 | $9.12 | $12.14 |
| Value at end of period | $19.93 | $18.34 | $16.23 | $16.91 | $15.84 | $12.93 | $11.70 | $12.07 | $10.96 | $9.12 |
| Number of accumulation units outstanding at end of period | 570,975 | 678,619 | 816,902 | 959,918 | 128,558 | 121,858 | 148,295 | 188,722 | 222,360 | 306,848 |
| **VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)** | | | | | | | | | | |
| (Funds were first received in this option during March 2014) | | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.45 | $10.90 | $10.24 | | | | | | |
| Value at end of period | $12.79 | $11.79 | $10.45 | $10.90 | | | | | | |
| Number of accumulation units outstanding at end of period | 165,695 | 210,492 | 259,715 | 296,450 | | | | | | |
| **VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $47.72 | $40.50 | $42.46 | $39.25 | $29.84 | $26.51 | $27.58 | $24.95 | $20.49 | $30.77 |
| Value at end of period | $53.40 | $47.72 | $40.50 | $42.46 | $39.25 | $29.84 | $26.51 | $27.58 | $24.95 | $20.49 |
| Number of accumulation units outstanding at end of period | 103,325 | 127,285 | 148,496 | 176,718 | 197,760 | 231,946 | 281,912 | 337,800 | 388,816 | 443,563 |

DVA Plus

# Condensed Financial Information (continued)

| | 2017 | 2016 | 2015 | 2014 | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| **VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $18.56 | $16.72 | $20.21 | $20.38 | $22.01 | $18.81 | $23.42 | $19.82 | $11.76 | $24.56 |
| Value at end of period | $26.08 | $18.56 | $16.72 | $20.21 | $20.38 | $22.01 | $18.81 | $23.42 | $19.82 | $11.76 |
| Number of accumulation units outstanding at end of period | 97,797 | 87,031 | 99,093 | 115,167 | 135,222 | 162,360 | 180,430 | 206,305 | 304,281 | 378,645 |
| **VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $19.01 | $16.87 | $17.71 | $15.67 | $12.13 | $10.28 | $10.28 | $8.51 | $6.89 | $9.89 |
| Value at end of period | $21.24 | $19.01 | $16.87 | $17.71 | $15.67 | $12.13 | $10.28 | $10.28 | $8.51 | $6.89 |
| Number of accumulation units outstanding at end of period | 22,074 | 35,110 | 42,517 | 55,815 | 83,513 | 79,203 | 60,593 | 63,348 | 46,439 | 16,589 |
| **VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $28.67 | $24.00 | $25.36 | $23.82 | $17.45 | $14.96 | $15.44 | $12.40 | $9.91 | $14.40 |
| Value at end of period | $32.55 | $28.67 | $24.00 | $25.36 | $23.82 | $17.45 | $14.96 | $15.44 | $12.40 | $9.91 |
| Number of accumulation units outstanding at end of period | 64,625 | 66,650 | 109,053 | 81,741 | 128,407 | 133,682 | 170,175 | 191,942 | 155,530 | 185,036 |
| **VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $26.83 | $25.93 | $24.81 | $24.22 | $20.64 | $18.15 | $16.94 | $15.13 | $11.95 | $17.03 |
| Value at end of period | $33.16 | $26.83 | $25.93 | $24.81 | $24.22 | $20.64 | $18.15 | $16.94 | $15.13 | $11.95 |
| Number of accumulation units outstanding at end of period | 67,629 | 88,608 | 90,626 | 92,834 | 114,475 | 143,248 | 169,004 | 202,527 | 203,385 | 225,513 |
| **VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $17.65 | $17.97 | $17.61 | $17.56 | $14.09 | $11.82 | $13.13 | $11.54 | $8.43 | $14.41 |
| Value at end of period | $23.61 | $17.65 | $17.97 | $17.61 | $17.56 | $14.09 | $11.82 | $13.13 | $11.54 | $8.43 |
| Number of accumulation units outstanding at end of period | 48,366 | 38,061 | 49,741 | 36,665 | 42,183 | 44,382 | 43,199 | 48,642 | 57,061 | 63,473 |
| **VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $79.01 | $74.42 | $71.99 | $65.33 | $54.41 | $48.38 | $47.85 | $42.71 | $32.62 | $45.81 |
| Value at end of period | $89.35 | $79.01 | $74.42 | $71.99 | $65.33 | $54.41 | $48.38 | $47.85 | $42.71 | $32.62 |
| Number of accumulation units outstanding at end of period | 268,551 | 348,309 | 391,362 | 460,029 | 531,694 | 635,942 | 730,033 | 894,237 | 1,034,928 | 1,168,272 |
| **VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $46.09 | $39.49 | $43.17 | $40.89 | $32.08 | $27.86 | $28.61 | $25.33 | $20.63 | $32.65 |
| Value at end of period | $52.63 | $46.09 | $39.49 | $43.17 | $40.89 | $32.08 | $27.86 | $28.61 | $25.33 | $20.63 |
| Number of accumulation units outstanding at end of period | 161,195 | 207,306 | 232,104 | 266,749 | 322,215 | 392,755 | 469,128 | 539,055 | 601,838 | 691,572 |
| **VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $16.37 | $16.46 | $15.15 | $14.23 | $10.42 | $8.94 | $9.23 | $8.05 | $5.75 | $10.15 |
| Value at end of period | $21.44 | $16.37 | $16.46 | $15.15 | $14.23 | $10.42 | $8.94 | $9.23 | $8.05 | $5.75 |
| Number of accumulation units outstanding at end of period | 67,701 | 78,974 | 102,501 | 54,997 | 72,871 | 61,096 | 95,002 | 109,783 | 80,480 | 16,757 |
| **VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $14.33 | $14.31 | $14.70 | $15.13 | $13.47 | $11.55 | $13.41 | $11.99 | $8.87 | $17.88 |
| Value at end of period | $18.00 | $14.33 | $14.31 | $14.70 | $15.13 | $13.47 | $11.55 | $13.41 | $11.99 | $8.87 |
| Number of accumulation units outstanding at end of period | 97,147 | 119,589 | 128,789 | 108,814 | 112,068 | 139,920 | 155,542 | 171,109 | 200,319 | 254,172 |
| **VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $10.45 | $10.46 | $11.04 | $12.07 | $10.24 | $8.79 | $10.18 | $9.55 | $7.37 | $12.63 |
| Value at end of period | $12.52 | $10.45 | $10.46 | $11.04 | $12.07 | $10.24 | $8.79 | $10.18 | $9.55 | $7.37 |
| Number of accumulation units outstanding at end of period | 225,687 | 301,028 | 352,061 | 375,482 | 439,447 | 544,244 | 107,339 | 138,277 | 140,510 | 133,335 |
| **VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)** | | | | | | | | | | |
| Value at beginning of period | $27.70 | $25.42 | $27.99 | $29.30 | $22.83 | $19.09 | $20.60 | $19.46 | $14.97 | $25.26 |
| Value at end of period | $32.17 | $27.70 | $25.42 | $27.99 | $29.30 | $22.83 | $19.09 | $20.60 | $19.46 | $14.97 |
| Number of accumulation units outstanding at end of period | 94,592 | 108,646 | 125,812 | 145,778 | 176,985 | 210,020 | 248,042 | 296,746 | 357,836 | 401,370 |

**FINANCIAL STATEMENTS**

**Voya Insurance and Annuity Company**

**Separate Account B**

*Year Ended December 31, 2017*

*with Report of Independent Registered Public Accounting Firm*

This page intentionally left blank.

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Financial Statements**
**Year Ended December 31, 2017**

# Contents

This page intentionally left blank.



Ernst & Young LLP
Suite 1000
55   Ivan   Allen   Jr.
Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Voya Insurance and Annuity Company and Contract Owners of
Voya Insurance and Annuity Company Separate Account B

**Opinion on the Financial Statements**

We have audited the accompanying statements of assets and liabilities of Voya Insurance and
Annuity Company Separate Account B (the Separate Account) comprised of the subaccounts
described in the appendix to this opinion (collectively referred to as the "subaccounts"), as of
December 31, 2017, the related statements of operations and the statements of changes in net
assets for the periods indicated in the appendix to this opinion for each respective subaccount,
and the related notes (collectively referred to as the "financial statements"). In our opinion, the
financial statements present fairly, in all material respects, the financial position of each of the
subaccounts comprising Voya Insurance and Annuity Company Separate Account B at
December 31, 2017, the results of its operations and the changes in their net assets for each of
the periods indicated in the appendix to this opinion, in conformity with U.S. generally accepted
accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Separate Account's management. Our
responsibility is to express an opinion on each of the subaccounts' financial statements based on
our audits. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) ("PCAOB") and are required to be independent with respect to
the Separate Accounts in accordance with the U.S. federal securities laws and the applicable
rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards
require that we plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement, whether due to error or fraud. The
Separate Account is not required to have, nor were we engaged to perform, an audit of the
Separate Account's internal control over financial reporting. As part of our audits we are
required to obtain an understanding of internal control over financial reporting but not for the
purpose of expressing an opinion on the effectiveness of the Separate Account's internal control
over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the
financial statements, whether due to error or fraud, and performing procedures that respond to
those risks. Such procedures included examining, on a test basis, evidence regarding the
amounts and disclosures in the financial statements. Our procedures included confirmation of



securities owned as of December 31, 2017, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Separate Accounts auditor since 1988.

April 16, 2018



**Appendix**

The statement of operations and statement of changes in net assets are reported for the following periods:

| Subaccount | Statement of Operations | Statement of Changes in Net Assets |
|---|---|---|
| Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares | For the year ended December 31, 2017 | For each of the two years in the period ended December 31, 2017 |
| Bond Fund - Class 4 | | |
| Capital Income Builder Fund - Class 4 | | |
| Global Growth Fund - Class 4 | | |
| Growth Fund - Class 4 | | |
| International Fund - Class 4 | | |
| New World Fund - Class 4 | | |
| BlackRock Equity Dividend V.I. Fund - Class III | | |
| BlackRock Global Allocation V.I. Fund - Class III | | |
| BlackRock High Yield V.I. Fund - Class III | | |
| BlackRock iShares Alternative Strategies V.I. Fund - Class III | | |
| BlackRock iShares Dynamic Allocation V.I. Fund - Class III | | |
| Columbia Asset Allocation Fund, Variable Series - Class 1 | | |
| Columbia Small Cap Value Fund, Variable Series - Class 2 | | |
| Columbia Small Company Growth Fund, Variable Series - Class | | |
| Columbia VP Large Cap Growth Fund - Class 1 | | |
| Deutsche Alternative Asset Allocation VIP - Class B | | |
| Deutsche High Income VIP - Class B | | |
| Eaton Vance VT Floating-Rate Income Fund - Initial Class | | |
| Fidelity® VIP Strategic Income Portfolio - Service Class 2 | | |
| Franklin Small Cap Value VIP Fund - Class 2 | | |
| Franklin Strategic Income VIP Fund - Class 2 | | |
| Templeton Global Bond VIP Fund - Class 2 | | |
| Ivy VIP Asset Strategy | | |
| Ivy VIP Energy | | |
| Ivy VIP High Income | | |
| Ivy VIP Mid Cap Growth | | |
| Ivy VIP Science and Technology | | |
| Ivy VIP Small Cap Growth | | |



| Subaccount | Statement of Operations | Statement of Changes in Net Assets |
| --- | --- | --- |
| Janus Henderson Balanced Portfolio - Service Shares<br>Janus Henderson Flexible Bond Portfolio - Service Shares<br>Western Asset Core Plus VIT Portfolio - Class I<br>Oppenheimer Main Street Small Cap Fund®/VA - Service<br>Oppenheimer International Growth Fund/VA - Service Shares<br>PIMCO All Asset Portfolio - Administrative Class<br>PIMCO Low Duration Portfolio - Administrative Class<br>PIMCO Real Return Portfolio - Administrative Class<br>PIMCO Short-Term Portfolio - Administrative Class<br>PIMCO Total Return Portfolio - Administrative Class<br>ProFund VP Bull<br>ProFund VP Europe 30<br>ProFund VP Rising Rates Opportunity<br>Putnam VT American Government Income Fund - Class 1B<br>Putnam VT Income Fund - Class 1B<br>Putnam VT Small Cap Value Fund - Class 1B<br>T. Rowe Price Blue Chip Growth Portfolio - II<br>T. Rowe Price Health Sciences Portfolio - II<br>MFS VIT Utilities Series Portfolio - Service Class<br>Voya Balanced Portfolio - Class S<br>Voya Intermediate Bond Portfolio - Class A<br>Voya Intermediate Bond Portfolio - Class S<br>Voya Global Perspectives® Portfolio - Class A<br>Voya Government Liquid Assets Portfolio - Service Class<br>Voya Government Liquid Assets Portfolio - Service 2 Class<br>Voya High Yield Portfolio - Adviser Class<br>Voya High Yield Portfolio - Service Class<br>Voya Large Cap Growth Portfolio - Adviser Class<br>Voya Large Cap Growth Portfolio - Institutional Class<br>Voya Large Cap Growth Portfolio - Service Class | For the year ended December 31, 2017 | For each of the two years in the period ended December 31, 2017 |



| Subaccount | Statement of Operations | Statement of Changes in Net Assets |
|---|---|---|
| Voya Large Cap Growth Portfolio - Service 2 Class<br>Voya Large Cap Value Portfolio - Adviser Class<br>Voya Large Cap Value Portfolio - Service Class<br>Voya Limited Maturity Bond Portfolio - Service Class<br>Voya Multi-Manager Large Cap Core Portfolio - Service Class<br>Voya Retirement Conservative Portfolio - Adviser Class<br>Voya Retirement Growth Portfolio - Adviser Class<br>Voya Retirement Moderate Growth Portfolio - Adviser Class<br>Voya Retirement Moderate Portfolio - Adviser Class<br>VY® BlackRock Inflation Protected Bond Portfolio - Adviser<br>VY® BlackRock Inflation Protected Bond Portfolio - Service<br>VY® Clarion Global Real Estate Portfolio - Adviser Class<br>VY® Clarion Global Real Estate Portfolio - Service Class<br>VY® Clarion Global Real Estate Portfolio - Service 2 Class<br>VY® Clarion Real Estate Portfolio - Adviser Class<br>VY® Clarion Real Estate Portfolio - Service Class<br>VY® Clarion Real Estate Portfolio - Service 2 Class<br>VY® Franklin Income Portfolio - Adviser Class<br>VY® Franklin Income Portfolio - Service Class<br>VY® Franklin Income Portfolio - Service 2 Class<br>VY® Invesco Growth and Income Portfolio - Adviser Class<br>VY® Invesco Growth and Income Portfolio - Service Class<br>VY® Invesco Growth and Income Portfolio - Service 2 Class<br>VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class<br>VY® JPMorgan Emerging Markets Equity Portfolio - Service Class<br>VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | For the year ended December 31, 2017 | For each of the two years in the period ended December 31, 2017 |



| Subaccount | Statement of Operations | Statement of Changes in Net Assets |
|---|---|---|
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | For the year ended December 31, 2017 | For each of the two years in the period ended December 31, 2017 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | | |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | | |
| VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | | |
| VY® Morgan Stanley Global Franchise Portfolio - Service Class | | |
| VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | | |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | | |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | | |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | | |
| VY® T. Rowe Price Equity Income Portfolio - Service 2 Class | | |
| VY® T. Rowe Price International Stock Portfolio - Adviser | | |
| VY® T. Rowe Price International Stock Portfolio - Service | | |
| VY® Templeton Global Growth Portfolio - Service Class | | |
| VY® Templeton Global Growth Portfolio - Service 2 Class | | |
| Voya Global Bond Portfolio - Adviser Class | | |
| Voya Global Bond Portfolio - Service Class | | |
| Voya Solution 2025 Portfolio - Adviser Class | | |
| Voya Solution 2025 Portfolio - Service Class | | |
| Voya Solution 2035 Portfolio - Adviser Class | | |
| Voya Solution 2035 Portfolio - Service Class | | |
| Voya Solution 2045 Portfolio - Adviser Class | | |
| Voya Solution 2045 Portfolio - Service Class | | |
| Voya Solution 2055 Portfolio - Adviser Class | | |
| Voya Solution Income Portfolio - Adviser Class | | |
| Voya Solution Income Portfolio - Service Class | | |



| Subaccount | Statement of Operations | Statement of Changes in Net Assets |
|---|---|---|
| Voya Solution Moderately Aggressive Portfolio - Service Class<br>VY® American Century Small-Mid Cap Value Portfolio - Adviser Class<br>VY® American Century Small-Mid Cap Value Portfolio - Service Class<br>VY® Baron Growth Portfolio - Adviser Class<br>VY® Baron Growth Portfolio - Service Class<br>VY® Columbia Contrarian Core Portfolio - Adviser Class<br>VY® Columbia Contrarian Core Portfolio - Service Class<br>VY® Columbia Small Cap Value II Portfolio - Adviser Class<br>VY® Columbia Small Cap Value II Portfolio - Service Class<br>VY® Invesco Comstock Portfolio - Service Class<br>VY® Invesco Equity and Income Portfolio - Adviser Class<br>VY® Invesco Equity and Income Portfolio - Initial Class<br>VY® Invesco Equity and Income Portfolio - Service Class<br>VY® Invesco Equity and Income Portfolio - Service 2 Class<br>VY® JPMorgan Mid Cap Value Portfolio - Adviser Class<br>VY® JPMorgan Mid Cap Value Portfolio - Service Class<br>VY® Oppenheimer Global Portfolio - Adviser Class<br>VY® Oppenheimer Global Portfolio - Initial Class<br>VY® Oppenheimer Global Portfolio - Service Class<br>VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class<br>VY® T. Rowe Price Growth Equity Portfolio - Adviser Class<br>VY® T. Rowe Price Growth Equity Portfolio - Service Class<br>VY® Templeton Foreign Equity Portfolio - Adviser Class<br>VY® Templeton Foreign Equity Portfolio - Service Class | For the year ended December 31, 2017 | For each of the two years in the period ended December 31, 2017 |



| Subaccount | Statement of Operations | Statement of Changes in Net Assets |
|---|---|---|
| Voya Strategic Allocation Conservative Portfolio - Class S<br>Voya Strategic Allocation Growth Portfolio - Class S<br>Voya Strategic Allocation Moderate Portfolio - Class S<br>Voya Growth and Income Portfolio - Class A<br>Voya Growth and Income Portfolio - Class I<br>Voya Growth and Income Portfolio - Class S<br>Voya Euro STOXX 50® Index Portfolio - Class A<br>Voya FTSE 100® Index Portfolio - Class A<br>Voya Global Equity Portfolio - Class A<br>Voya Global Equity Portfolio - Class S<br>Voya Global Equity Portfolio - Class T<br>Voya Hang Seng Index Portfolio - Class S<br>Voya Index Plus LargeCap Portfolio - Class S<br>Voya Index Plus MidCap Portfolio - Class S<br>Voya Index Plus SmallCap Portfolio - Class S<br>Voya International Index Portfolio - Class A<br>Voya International Index Portfolio - Class S<br>Voya Russell™ Large Cap Growth Index Portfolio - Class S<br>Voya Russell™ Large Cap Index Portfolio - Class S<br>Voya Russell™ Large Cap Value Index Portfolio - Class I<br>Voya Russell™ Large Cap Value Index Portfolio - Class S<br>Voya Russell™ Mid Cap Growth Index Portfolio - Class S<br>Voya Russell™ Mid Cap Index Portfolio - Class A<br>Voya Russell™ Mid Cap Index Portfolio - Class S<br>Voya Russell™ Small Cap Index Portfolio - Class A<br>Voya Russell™ Small Cap Index Portfolio - Class S<br>Voya Small Company Portfolio - Class S<br>Voya U.S. Bond Index Portfolio - Class S<br>Voya MidCap Opportunities Portfolio - Class A<br>Voya MidCap Opportunities Portfolio - Class S<br>Voya SmallCap Opportunities Portfolio - Class A<br>Voya SmallCap Opportunities Portfolio - Class S<br>Wells Fargo VT Omega Growth Fund - Class 2 | For the year ended December 31, 2017 | For each of the two years in the period ended December 31, 2017 |



| Subaccount | Statement of Operations | Statement of Changes in Net Assets |
|---|---|---|
| Wells Fargo VT Index Asset Allocation Fund - Class 2<br>Wells Fargo VT Small Cap Growth Fund - Class 2 | For the year ended December 31, 2017 | For each of the two years in the period ended December 31, 2017 |
| ClearBridge Variable Aggressive Growth Portfolio II | For the period from January 04, 2017 through December 31, 2017 | |
| Voya Russell™ Large Cap Index Portfolio - Class A | For the period from April 28, 2017 through December 31, 2017 | |
| MFS VIT II Strategic Income Portfolio - Service Class | For the period from May 02, 2017 through December 31, 2017 | |
| Ivy VIP Advantus Real Estate Securities - Class II | For the period from May 03, 2017 through December 31, 2017 | |
| MFS VIT III Global Real Estate Portfolio - Service Class | For the period from May 03, 2017 through December 31, 2017 | |
| Oppenheimer Total Return Bond Fund/VA - Service Shares | For the period from May 09, 2017 through December 31, 2017 | |
| Oppenheimer Main Street Fund®/VA | For the period from May 12, 2017 through December 31, 2017 | |
| Federated High Income Bond Fund II - Service Shares | For the period from May 15, 2017 through December 31, 2017 | |
| Columbia VP Seligman Global Technology Fund - Class 2 | For the period from May 18, 2017 through December 31, 2017 | |
| MFS VIT International Value Portfolio - Service Class | For the period from May 22, 2017 through December 31, 2017 | |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | For the period from June 06, 2017 through December 31, 2017 | |
| Federated Kaufmann Fund II - Service Shares | For the period from June 07, 2017 through December 31, 2017 | |
| MFS VIT Value Series - Service Class | For the period from June 07, 2017 through December 31, 2017 | |
| Voya Small Company Portfolio - Class A | For the period from June 26, 2017 through December 31, 2017 | |
| Ivy VIP Small Cap Core - Class II | For the period from July 31, 2017 through December 31, 2017 | |
| Voya Japan TOPIX® Index Portfolio - Class A | For the period from December 04, 2017 through December 31, 2017 | |
| Fidelity® VIP FundsManager 85% Portfolio - Service Class 2 | For the period from December 14, 2017 through December 31, 2017 | |
| MFS VIT Research Series Portfolio - Service Class | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from January 20, 2016 through December 31, 2016 |



| Subaccount | Statement of Operations | Statement of Changes in Net Assets |
|---|---|---|
| Putnam VT International Equity Fund - Class 1B | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from February 05, 2016 through December 31, 2016 |
| Putnam VT International Value Fund - Class 1B | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from February 25, 2016 through December 31, 2016 |
| Fidelity® VIP FundsManager 20% Portfolio - Service Class 2 | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from March 04, 2016 through December 31, 2016 |
| Putnam VT Investors Fund - Class 1B | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from March 14, 2016 through December 31, 2016 |
| ClearBridge Variable Mid Cap Portfolio - Class II | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from March 22, 2016 through December 31, 2016 |
| Fidelity® VIP FundsManager 60% Portfolio - Service Class 2 | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from April 04, 2016 through December 31, 2016 |
| Fidelity® VIP Disciplined Small Cap Portfolio - Service Class | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from May 02, 2016 through December 31, 2016 |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from May 18, 2016 through December 31, 2016 |
| Janus Henderson Enterprise Portfolio - Institutional Shares | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from May 31, 2016 through December 31, 2016 |



| Subaccount | Statement of Operations | Statement of Changes in Net Assets |
|---|---|---|
| Blue Chip Income & Growth Fund - Class 4 | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from June 15, 2016 through December 31, 2016 |
| Ivy VIP International Core Equity | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from June 23, 2016 through December 31, 2016 |
| Ivy VIP Balanced | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from July 08, 2016 through December 31, 2016 |
| Deutsche Core Equity VIP - Class B | For the year ended December 31, 2017 | For the year ended December 31, 2017 and the period from August 15, 2016 through December 31, 2016 |

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares | Blue Chip Income & Growth Fund - Class 4 | Bond Fund - Class 4 | Capital Income Builder Fund - Class 4 | Global Growth Fund - Class 4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 135 | $ 4,274 | $ 1,936 | $ 2,534 | $ 1,855 |
| Total assets | 135 | 4,274 | 1,936 | 2,534 | 1,855 |
| Net assets | $ 135 | $ 4,274 | $ 1,936 | $ 2,534 | $ 1,855 |
| | | | | | |
| Total number of mutual fund shares | 12,058 | 289,366 | 181,303 | 244,158 | 61,570 |
| | | | | | |
| Cost of mutual fund shares | $ 135 | $ 4,022 | $ 1,969 | $ 2,420 | $ 1,641 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | Growth Fund - Class 4 | | International Fund - Class 4 | | New World Fund - Class 4 | | BlackRock Equity Dividend V.I. Fund - Class III | | BlackRock Global Allocation V.I. Fund - Class III |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | |
| at fair value | $ | 6,904 | $ | 1,682 | $ | 1,077 | $ | 4,296 | $ | 689,179 |
| Total assets | | 6,904 | | 1,682 | | 1,077 | | 4,296 | | 689,179 |
| Net assets | $ | 6,904 | $ | 1,682 | $ | 1,077 | $ | 4,296 | $ | 689,179 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 90,177 | | 78,506 | | 43,091 | | 354,470 | | 46,440,666 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 6,265 | $ | 1,461 | $ | 938 | $ | 4,030 | $ | 663,912 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | BlackRock High Yield V.I. Fund - Class III | BlackRock iShares Alternative Strategies V.I. Fund - Class III | BlackRock iShares Dynamic Allocation V.I. Fund - Class III | Columbia VP Seligman Global Technology Fund - Class 2 | Columbia Asset Allocation Fund, Variable Series - Class 1 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,215 | $ 696 | $ 124 | $ 1,346 | $ 187 |
| Total assets | 2,215 | 696 | 124 | 1,346 | 187 |
| Net assets | $ 2,215 | $ 696 | $ 124 | $ 1,346 | $ 187 |
| | | | | | |
| Total number of mutual fund shares | 299,029 | 62,743 | 11,190 | 67,321 | 11,570 |
| | | | | | |
| Cost of mutual fund shares | $ 2,190 | $ 695 | $ 125 | $ 1,338 | $ 161 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | Columbia Small Cap Value Fund, Variable Series - Class 2 | Columbia Small Company Growth Fund, Variable Series - Class 1 | Columbia VP Large Cap Growth Fund - Class 1 | Deutsche Core Equity VIP - Class B | Deutsche Alternative Asset Allocation VIP - Class B |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 80,570 | $ 38 | $ 402 | $ 900 | $ 322 |
| Total assets | 80,570 | 38 | 402 | 900 | 322 |
| Net assets | $ 80,570 | $ 38 | $ 402 | $ 900 | $ 322 |
| Total number of mutual fund shares | 3,994,564 | 2,028 | 24,008 | 61,542 | 23,688 |
| Cost of mutual fund shares | $ 67,564 | $ 34 | $ 182 | $ 845 | $ 315 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Deutsche High Income VIP - Class B | Eaton Vance VT Floating-Rate Income Fund - Initial Class | Federated High Income Bond Fund II - Service Shares | Federated Kaufmann Fund II - Service Shares | Fidelity® VIP Strategic Income Portfolio - Service Class 2 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 121 | $ 4,146 | $ 216 | $ 11 | $ 3,702 |
| Total assets | 121 | 4,146 | 216 | 11 | 3,702 |
| Net assets | $ 121 | $ 4,146 | $ 216 | $ 11 | $ 3,702 |
| | | | | | |
| Total number of mutual fund shares | 18,941 | 447,270 | 31,859 | 595 | 324,707 |
| | | | | | |
| Cost of mutual fund shares | $ 120 | $ 4,091 | $ 214 | $ 10 | $ 3,717 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2 | Fidelity® VIP FundsManager 20% Portfolio - Service Class 2 | Fidelity® VIP FundsManager 60% Portfolio - Service Class 2 | Fidelity® VIP FundsManager 85% Portfolio - Service Class 2 | Franklin Small Cap Value VIP Fund - Class 2 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 300 | $ 123 | $ 432 | $ 63 | $ 9,456 |
| Total assets | 300 | 123 | 432 | 63 | 9,456 |
| Net assets | $ 300 | $ 123 | $ 432 | $ 63 | $ 9,456 |
| | | | | | |
| Total number of mutual fund shares | 17,754 | 10,600 | 34,648 | 4,426 | 477,581 |
| | | | | | |
| Cost of mutual fund shares | $ 288 | $ 118 | $ 427 | $ 60 | $ 8,452 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Franklin Strategic Income VIP Fund - Class 2 | | Templeton Global Bond VIP Fund - Class 2 | | Ivy VIP Advantus Real Estate Securities - Class II | | Ivy VIP Small Cap Core - Class II | | Ivy VIP Asset Strategy | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,291 | $ | 3,970 | $ | 184 | $ | 122 | $ | 577 |
| Total assets | | 1,291 | | 3,970 | | 184 | | 122 | | 577 |
| Net assets | $ | 1,291 | $ | 3,970 | $ | 184 | $ | 122 | $ | 577 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 119,567 | | 240,456 | | 24,134 | | 6,677 | | 61,541 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,266 | $ | 3,903 | $ | 183 | $ | 120 | $ | 509 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Ivy VIP Balanced | Ivy VIP Energy | Ivy VIP High Income | Ivy VIP International Core Equity | Ivy VIP Mid Cap Growth |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 557 | $ 461 | $ 1,260 | $ 6 | $ 581 |
| Total assets | 557 | 461 | 1,260 | 6 | 581 |
| Net assets | $ 557 | $ 461 | $ 1,260 | $ 6 | $ 581 |
| Total number of mutual fund shares | 70,061 | 78,486 | 346,530 | 344 | 50,027 |
| Cost of mutual fund shares | $ 535 | $ 498 | $ 1,232 | $ 5 | $ 471 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Ivy VIP Science and Technology | Ivy VIP Small Cap Growth | Janus Henderson Balanced Portfolio - Service Shares | Janus Henderson Enterprise Portfolio - Institutional Shares | Janus Henderson Flexible Bond Portfolio - Service Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 934 | $ 388 | $ 3,143 | $ 1,586 | $ 1,576 |
| Total assets | 934 | 388 | 3,143 | 1,586 | 1,576 |
| Net assets | $ 934 | $ 388 | $ 3,143 | $ 1,586 | $ 1,576 |
| | | | | | |
| Total number of mutual fund shares | 34,556 | 33,358 | 84,738 | 23,789 | 123,790 |
| | | | | | |
| Cost of mutual fund shares | $ 760 | $ 353 | $ 2,835 | $ 1,493 | $ 1,600 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | ClearBridge Variable Aggressive Growth Portfolio II | ClearBridge Variable Mid Cap Portfolio - Class II | Western Asset Core Plus VIT Portfolio - Class I | MFS VIT II Strategic Income Portfolio - Service Class | MFS VIT Research Series Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 64 | $ 117 | $ 37 | $ 279 | $ 347 |
| Total assets | 64 | 117 | 37 | 279 | 347 |
| Net assets | $ 64 | $ 117 | $ 37 | $ 279 | $ 347 |
| | | | | | |
| Total number of mutual fund shares | 2,408 | 5,813 | 6,450 | 28,637 | 11,888 |
| | | | | | |
| Cost of mutual fund shares | $ 65 | $ 118 | $ 39 | $ 282 | $ 329 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | MFS VIT International Value Portfolio - Service Class | MFS VIT Value Series - Service Class | MFS VIT III Global Real Estate Portfolio - Service Class | Oppenheimer Total Return Bond Fund/VA - Service Shares | Oppenheimer Main Street Fund®/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 361 | $ 238 | $ 581 | $ 207 | $ 470 |
| Total assets | 361 | 238 | 581 | 207 | 470 |
| Net assets | $ 361 | $ 238 | $ 581 | $ 207 | $ 470 |
| Total number of mutual fund shares | 13,003 | 11,577 | 35,381 | 26,770 | 14,730 |
| Cost of mutual fund shares | $ 350 | $ 232 | $ 560 | $ 206 | $ 459 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA - Service Shares | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer International Growth Fund/ VA - Service Shares | PIMCO All Asset Portfolio - Administrative Class | PIMCO Low Duration Portfolio - Administrative Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,677 | $ 267 | $ 1,462 | $ 198 | $ 1,663 |
| Total assets | 1,677 | 267 | 1,462 | 198 | 1,663 |
| Net assets | $ 1,677 | $ 267 | $ 1,462 | $ 198 | $ 1,663 |
| Total number of mutual fund shares | 65,978 | 3,344 | 541,579 | 18,261 | 162,432 |
| Cost of mutual fund shares | $ 1,619 | $ 260 | $ 1,265 | $ 190 | $ 1,667 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | PIMCO Short-Term Portfolio - Administrative Class | PIMCO Total Return Portfolio - Administrative Class | ProFund VP Bull | ProFund VP Europe 30 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 4,588 | $ 2,721 | $ 6,656 | $ 7,873 | $ 2,395 |
| Total assets | 4,588 | 2,721 | 6,656 | 7,873 | 2,395 |
| Net assets | $ 4,588 | $ 2,721 | $ 6,656 | $ 7,873 | $ 2,395 |
| Total number of mutual fund shares | 369,371 | 262,361 | 608,379 | 155,447 | 97,653 |
| Cost of mutual fund shares | $ 5,031 | $ 2,712 | $ 6,641 | $ 4,954 | $ 2,028 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | ProFund VP Rising Rates Opportunity | Putnam VT American Government Income Fund - Class 1B | Putnam VT Income Fund - Class 1B | Putnam VT International Equity Fund - Class 1B | Putnam VT International Value Fund - Class 1B |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,718 | $ 947 | $ 904 | $ 41 | $ 9 |
| Total assets | 1,718 | 947 | 904 | 41 | 9 |
| Net assets | $ 1,718 | $ 947 | $ 904 | $ 41 | $ 9 |
| Total number of mutual fund shares | 36,851 | 99,499 | 82,118 | 2,667 | 770 |
| Cost of mutual fund shares | $ 2,452 | $ 955 | $ 897 | $ 37 | $ 8 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | Putnam VT Investors Fund - Class 1B | Putnam VT Small Cap Value Fund - Class 1B | T. Rowe Price Blue Chip Growth Portfolio - II | T. Rowe Price Health Sciences Portfolio - II | MFS VIT Utilities Series Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 196 | $ 200 | $ 4,639 | $ 4,411 | $ 1,074 |
| Total assets | 196 | 200 | 4,639 | 4,411 | 1,074 |
| Net assets | $ 196 | $ 200 | $ 4,639 | $ 4,411 | $ 1,074 |
| | | | | | |
| Total number of mutual fund shares | 9,584 | 12,369 | 153,656 | 108,288 | 37,050 |
| | | | | | |
| Cost of mutual fund shares | $ 171 | $ 182 | $ 3,721 | $ 4,063 | $ 1,065 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | Voya Balanced Portfolio - Class S | Voya Intermediate Bond Portfolio - Class A | Voya Intermediate Bond Portfolio - Class S | Voya Global Perspectives® Portfolio - Class A | Voya Government Liquid Assets Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3,054 | $ 4,049 | $ 2,421,278 | $ 121,086 | $ 336,322 |
| Total assets | 3,054 | 4,049 | 2,421,278 | 121,086 | 336,322 |
| Net assets | $ 3,054 | $ 4,049 | $ 2,421,278 | $ 121,086 | $ 336,322 |
| Total number of mutual fund shares | 184,117 | 318,056 | 189,458,385 | 10,565,964 | 336,322,147 |
| Cost of mutual fund shares | $ 2,288 | $ 4,068 | $ 2,407,157 | $ 111,405 | $ 336,322 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | Voya Government Liquid Assets Portfolio - Service 2 Class | Voya High Yield Portfolio - Adviser Class | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class | Voya Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 11,296 | $ 896 | $ 303,623 | $ 1,593,395 | $ 100 |
| Total assets | 11,296 | 896 | 303,623 | 1,593,395 | 100 |
| Net assets | $ 11,296 | $ 896 | $ 303,623 | $ 1,593,395 | $ 100 |
| Total number of mutual fund shares | 11,295,626 | 90,106 | 30,545,549 | 82,303,447 | 4,803 |
| Cost of mutual fund shares | $ 11,296 | $ 903 | $ 314,132 | $ 1,279,390 | $ 89 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Voya Large Cap Growth Portfolio - Service Class | Voya Large Cap Growth Portfolio - Service 2 Class | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Service Class | Voya Limited Maturity Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,348,769 | $ 14,504 | $ 447 | $ 758,788 | $ 25,111 |
| Total assets | 1,348,769 | 14,504 | 447 | 758,788 | 25,111 |
| Net assets | $ 1,348,769 | $ 14,504 | $ 447 | $ 758,788 | $ 25,111 |
| Total number of mutual fund shares | 66,376,421 | 718,753 | 34,261 | 57,746,390 | 2,513,620 |
| Cost of mutual fund shares | $ 1,210,387 | $ 13,037 | $ 395 | $ 693,246 | $ 25,877 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Voya Multi-Manager Large Cap Core Portfolio - Service Class | Voya Retirement Conservative Portfolio - Adviser Class | Voya Retirement Growth Portfolio - Adviser Class | Voya Retirement Moderate Growth Portfolio - Adviser Class | Voya Retirement Moderate Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 51,863 | $ 357,477 | $ 2,885,363 | $ 1,973,767 | $ 1,045,513 |
| Total assets | 51,863 | 357,477 | 2,885,363 | 1,973,767 | 1,045,513 |
| Net assets | $ 51,863 | $ 357,477 | $ 2,885,363 | $ 1,973,767 | $ 1,045,513 |
| Total number of mutual fund shares | 3,068,834 | 38,687,943 | 206,244,683 | 154,200,526 | 88,677,926 |
| Cost of mutual fund shares | $ 46,813 | $ 355,664 | $ 2,136,202 | $ 1,654,949 | $ 945,178 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | VY® BlackRock Inflation Protected Bond Portfolio - Service Class | VY® Clarion Global Real Estate Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Service Class | VY® Clarion Global Real Estate Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 725 | $ 154,571 | $ 367 | $ 72,058 | $ 902 |
| Total assets | 725 | 154,571 | 367 | 72,058 | 902 |
| Net assets | $ 725 | $ 154,571 | $ 367 | $ 72,058 | $ 902 |
| Total number of mutual fund shares | 77,947 | 16,151,619 | 30,130 | 5,797,128 | 72,056 |
| Cost of mutual fund shares | $ 717 | $ 160,950 | $ 364 | $ 54,138 | $ 665 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | VY® Clarion Real Estate Portfolio - Adviser Class | VY® Clarion Real Estate Portfolio - Service Class | VY® Clarion Real Estate Portfolio - Service 2 Class | VY® Franklin Income Portfolio - Adviser Class | VY® Franklin Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 731 | $ 138,229 | $ 11,908 | $ 2,112 | $ 339,916 |
| Total assets | 731 | 138,229 | 11,908 | 2,112 | 339,916 |
| Net assets | $ 731 | $ 138,229 | $ 11,908 | $ 2,112 | $ 339,916 |
| | | | | | |
| Total number of mutual fund shares | 20,307 | 3,669,481 | 318,057 | 188,870 | 29,328,413 |
| | | | | | |
| Cost of mutual fund shares | $ 725 | $ 70,302 | $ 6,295 | $ 2,050 | $ 312,365 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | VY® Franklin Income Portfolio - Service 2 Class | | VY® Invesco Growth and Income Portfolio - Adviser Class | | VY® Invesco Growth and Income Portfolio - Service Class | | VY® Invesco Growth and Income Portfolio - Service 2 Class | | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 5,388 | $ | 1,155 | $ | 355,649 | $ | 31,637 | $ | 1,869 |
| Total assets | | 5,388 | | 1,155 | | 355,649 | | 31,637 | | 1,869 |
| Net assets | $ | 5,388 | $ | 1,155 | $ | 355,649 | $ | 31,637 | $ | 1,869 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 466,093 | | 41,337 | | 12,509,645 | | 1,122,271 | | 91,095 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 5,179 | $ | 1,090 | $ | 323,812 | $ | 27,129 | $ | 1,590 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 366,368 | $ 12,083 | $ 1,134 | $ 234,254 | $ 24,069 |
| Total assets | 366,368 | 12,083 | 1,134 | 234,254 | 24,069 |
| Net assets | $ 366,368 | $ 12,083 | $ 1,134 | $ 234,254 | $ 24,069 |
| Total number of mutual fund shares | 17,119,977 | 570,753 | 56,358 | 11,117,907 | 1,154,389 |
| Cost of mutual fund shares | $ 312,091 | $ 10,398 | $ 1,036 | $ 211,701 | $ 17,796 |

*The accompanying notes are an integral part of these financial statements.*

**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | VY® Morgan Stanley Global Franchise Portfolio - Service Class | VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,881 | $ 275,690 | $ 40,730 | $ 33,971 | $ 2,478,134 |
| Total assets | 1,881 | 275,690 | 40,730 | 33,971 | 2,478,134 |
| Net assets | $ 1,881 | $ 275,690 | $ 40,730 | $ 33,971 | $ 2,478,134 |
| | | | | | |
| Total number of mutual fund shares | 110,765 | 15,341,662 | 2,284,330 | 1,280,480 | 89,625,116 |
| | | | | | |
| Cost of mutual fund shares | $ 1,727 | $ 254,207 | $ 36,374 | $ 32,696 | $ 2,184,604 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Service 2 Class | VY® T. Rowe Price International Stock Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 55,843 | $ 1,257 | $ 491,685 | $ 17,655 | $ 439 |
| Total assets | 55,843 | 1,257 | 491,685 | 17,655 | 439 |
| Net assets | $ 55,843 | $ 1,257 | $ 491,685 | $ 17,655 | $ 439 |
| | | | | | |
| Total number of mutual fund shares | 2,032,879 | 87,626 | 33,631,005 | 1,224,364 | 27,194 |
| | | | | | |
| Cost of mutual fund shares | $ 51,767 | $ 1,207 | $ 467,925 | $ 16,739 | $ 405 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | VY® T. Rowe Price International Stock Portfolio - Service Class | VY® Templeton Global Growth Portfolio - Service Class | VY® Templeton Global Growth Portfolio - Service 2 Class | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 150,777 | $ 163,774 | $ 3,008 | $ 428 | $ 3,760 |
| Total assets | 150,777 | 163,774 | 3,008 | 428 | 3,760 |
| Net assets | $ 150,777 | $ 163,774 | $ 3,008 | $ 428 | $ 3,760 |
| Total number of mutual fund shares | 9,336,012 | 14,303,439 | 265,456 | 39,150 | 338,146 |
| Cost of mutual fund shares | $ 125,099 | $ 159,247 | $ 3,074 | $ 415 | $ 3,736 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | Voya Solution 2025 Portfolio - Adviser Class | Voya Solution 2025 Portfolio - Service Class | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2045 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 518 | $ 15,848 | $ 165 | $ 8,959 | $ 70 |
| Total assets | 518 | 15,848 | 165 | 8,959 | 70 |
| Net assets | $ 518 | $ 15,848 | $ 165 | $ 8,959 | $ 70 |
| Total number of mutual fund shares | 44,231 | 1,331,745 | 13,431 | 719,570 | 5,624 |
| Cost of mutual fund shares | $ 491 | $ 14,020 | $ 160 | $ 7,877 | $ 65 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Voya Solution 2045 Portfolio - Service Class | Voya Solution 2055 Portfolio - Adviser Class | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Service Class | Voya Solution Moderately Aggressive Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 989 | $ 99 | $ 583 | $ 17,211 | $ 649,025 |
| Total assets | 989 | 99 | 583 | 17,211 | 649,025 |
| Net assets | $ 989 | $ 99 | $ 583 | $ 17,211 | $ 649,025 |
| Total number of mutual fund shares | 78,647 | 6,848 | 49,242 | 1,431,871 | 48,111,533 |
| Cost of mutual fund shares | $ 836 | $ 92 | $ 551 | $ 16,164 | $ 567,750 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | VY® American Century Small-Mid Cap Value Portfolio - Service Class | VY® Baron Growth Portfolio - Adviser Class | VY® Baron Growth Portfolio - Service Class | VY® Columbia Contrarian Core Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,291 | $ 2,920 | $ 1,022 | $ 300,731 | $ 1,541 |
| Total assets | 1,291 | 2,920 | 1,022 | 300,731 | 1,541 |
| Net assets | $ 1,291 | $ 2,920 | $ 1,022 | $ 300,731 | $ 1,541 |
| | | | | | |
| Total number of mutual fund shares | 101,949 | 220,375 | 36,670 | 10,260,349 | 65,860 |
| | | | | | |
| Cost of mutual fund shares | $ 1,204 | $ 2,785 | $ 969 | $ 275,531 | $ 1,401 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Invesco Comstock Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 256,166 | $ 1,006 | $ 91,882 | $ 185,178 | $ 1,326 |
| Total assets | 256,166 | 1,006 | 91,882 | 185,178 | 1,326 |
| Net assets | $ 256,166 | $ 1,006 | $ 91,882 | $ 185,178 | $ 1,326 |
| Total number of mutual fund shares | 10,638,108 | 51,409 | 4,571,257 | 9,122,068 | 28,329 |
| Cost of mutual fund shares | $ 225,045 | $ 892 | $ 39,894 | $ 140,916 | $ 1,251 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | VY® Invesco Equity and Income Portfolio - Initial Class | VY® Invesco Equity and Income Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Service 2 Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,051 | $ 529,340 | $ 409,131 | $ 1,945 | $ 123,187 |
| Total assets | 1,051 | 529,340 | 409,131 | 1,945 | 123,187 |
| Net assets | $ 1,051 | $ 529,340 | $ 409,131 | $ 1,945 | $ 123,187 |
| Total number of mutual fund shares | 22,113 | 11,210,070 | 8,781,525 | 98,349 | 6,128,703 |
| Cost of mutual fund shares | $ 834 | $ 519,710 | $ 389,052 | $ 1,875 | $ 120,208 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | VY® Oppenheimer Global Portfolio - Adviser Class | VY® Oppenheimer Global Portfolio - Initial Class | VY® Oppenheimer Global Portfolio - Service Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,075 | $ 3,668 | $ 170,930 | $ 744 | $ 8,484 |
| Total assets | 1,075 | 3,668 | 170,930 | 744 | 8,484 |
| Net assets | $ 1,075 | $ 3,668 | $ 170,930 | $ 744 | $ 8,484 |
| Total number of mutual fund shares | 50,201 | 164,266 | 7,939,142 | 70,880 | 760,866 |
| Cost of mutual fund shares | $ 920 | $ 2,360 | $ 141,713 | $ 700 | $ 7,276 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class | VY® Templeton Foreign Equity Portfolio - Adviser Class | VY® Templeton Foreign Equity Portfolio - Service Class | Voya Strategic Allocation Conservative Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,915 | $ 278,211 | $ 688 | $ 378,239 | $ 2,174 |
| Total assets | 2,915 | 278,211 | 688 | 378,239 | 2,174 |
| Net assets | $ 2,915 | $ 278,211 | $ 688 | $ 378,239 | $ 2,174 |
| Total number of mutual fund shares | 33,814 | 3,101,912 | 52,696 | 28,829,199 | 162,331 |
| Cost of mutual fund shares | $ 2,648 | $ 261,354 | $ 652 | $ 305,822 | $ 1,945 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Voya Strategic Allocation Growth Portfolio - Class S | Voya Strategic Allocation Moderate Portfolio - Class S | Voya Growth and Income Portfolio - Class A | Voya Growth and Income Portfolio - Class I | Voya Growth and Income Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 865 | $ 1,250 | $ 921,461 | $ 653 | $ 496,239 |
| Total assets | 865 | 1,250 | 921,461 | 653 | 496,239 |
| Net assets | $ 865 | $ 1,250 | $ 921,461 | $ 653 | $ 496,239 |
| Total number of mutual fund shares | 54,444 | 84,974 | 31,840,406 | 22,217 | 17,129,396 |
| Cost of mutual fund shares | $ 631 | $ 944 | $ 823,288 | $ 626 | $ 440,795 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Voya Euro STOXX 50® Index Portfolio - Class A | Voya FTSE 100® Index Portfolio - Class A | Voya Global Equity Portfolio - Class A | Voya Global Equity Portfolio - Class S | Voya Global Equity Portfolio - Class T |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 22,535 | $ 4,862 | $ 27 | $ 432,631 | $ 35,968 |
| Total assets | 22,535 | 4,862 | 27 | 432,631 | 35,968 |
| Net assets | $ 22,535 | $ 4,862 | $ 27 | $ 432,631 | $ 35,968 |
| | | | | | |
| Total number of mutual fund shares | 1,980,195 | 493,655 | 2,427 | 38,905,653 | 3,281,753 |
| | | | | | |
| Cost of mutual fund shares | $ 20,763 | $ 4,813 | $ 23 | $ 366,518 | $ 30,647 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

|  | Voya Hang Seng Index Portfolio - Class S | Voya Index Plus LargeCap Portfolio - Class S | Voya Index Plus MidCap Portfolio - Class S | Voya Index Plus SmallCap Portfolio - Class S | Voya International Index Portfolio - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 29,577 | $ 94,364 | $ 79,590 | $ 60,019 | $ 656,783 |
| Total assets | 29,577 | 94,364 | 79,590 | 60,019 | 656,783 |
| Net assets | $ 29,577 | $ 94,364 | $ 79,590 | $ 60,019 | $ 656,783 |
| Total number of mutual fund shares | 1,675,729 | 3,268,582 | 3,523,250 | 2,267,444 | 62,491,199 |
| Cost of mutual fund shares | $ 24,874 | $ 49,616 | $ 62,130 | $ 34,738 | $ 596,660 |

*The accompanying notes are an integral part of these financial statements.*

47

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Voya International Index Portfolio - Class S | | Voya Japan TOPIX® Index Portfolio - Class A | | Voya Russell™ Large Cap Growth Index Portfolio - Class S | | Voya Russell™ Large Cap Index Portfolio - Class A | | Voya Russell™ Large Cap Index Portfolio - Class S | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 26,966 | $ | 10,601 | $ | 248,176 | $ | 1,349 | $ | 397,452 |
| Total assets | | 26,966 | | 10,601 | | 248,176 | | 1,349 | | 397,452 |
| Net assets | $ | 26,966 | $ | 10,601 | $ | 248,176 | $ | 1,349 | $ | 397,452 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 2,529,674 | | 843,351 | | 7,060,478 | | 65,478 | | 19,071,602 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 23,477 | $ | 9,037 | $ | 181,130 | $ | 1,306 | $ | 271,389 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S | Voya Russell™ Mid Cap Growth Index Portfolio - Class S | Voya Russell™ Mid Cap Index Portfolio - Class A | Voya Russell™ Mid Cap Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 78 | $ 240,301 | $ 243,426 | $ 3,611 | $ 197,217 |
| Total assets | 78 | 240,301 | 243,426 | 3,611 | 197,217 |
| Net assets | $ 78 | $ 240,301 | $ 243,426 | $ 3,611 | $ 197,217 |
| | | | | | |
| Total number of mutual fund shares | 3,362 | 10,371,226 | 6,933,230 | 228,700 | 12,257,140 |
| | | | | | |
| Cost of mutual fund shares | $ 65 | $ 200,445 | $ 156,439 | $ 3,329 | $ 187,011 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Voya Russell™ Small Cap Index Portfolio - Class A | Voya Russell™ Small Cap Index Portfolio - Class S | Voya Small Company Portfolio - Class A | Voya Small Company Portfolio - Class S | Voya U.S. Bond Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,440 | $ 176,184 | $ 430 | $ 92,066 | $ 176,151 |
| Total assets | 2,440 | 176,184 | 430 | 92,066 | 176,151 |
| Net assets | $ 2,440 | $ 176,184 | $ 430 | $ 92,066 | $ 176,151 |
| | | | | | |
| Total number of mutual fund shares | 161,083 | 11,359,402 | 20,505 | 4,290,123 | 16,680,983 |
| | | | | | |
| Cost of mutual fund shares | $ 2,215 | $ 162,955 | $ 409 | $ 86,884 | $ 178,303 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Assets and Liabilities
### December 31, 2017
*(Dollars in thousands)*

| | Voya MidCap Opportunities Portfolio - Class A | Voya MidCap Opportunities Portfolio - Class S | Voya SmallCap Opportunities Portfolio - Class A | Voya SmallCap Opportunities Portfolio - Class S | Wells Fargo VT Omega Growth Fund - Class 2 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,281 | $ 848,540 | $ 1,721 | $ 38,833 | $ 732 |
| Total assets | 1,281 | 848,540 | 1,721 | 38,833 | 732 |
| Net assets | $ 1,281 | $ 848,540 | $ 1,721 | $ 38,833 | $ 732 |
| Total number of mutual fund shares | 95,316 | 61,622,398 | 66,075 | 1,439,318 | 26,211 |
| Cost of mutual fund shares | $ 1,142 | $ 774,956 | $ 1,525 | $ 32,068 | $ 645 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Assets and Liabilities**
**December 31, 2017**
*(Dollars in thousands)*

| | Wells Fargo VT Index Asset Allocation Fund - Class 2 | Wells Fargo VT Small Cap Growth Fund - Class 2 |
|---|---|---|
| **Assets** | | |
| Investments in mutual funds | | |
| at fair value | $ 1,132 | $ 243 |
| Total assets | 1,132 | 243 |
| Net assets | $ 1,132 | $ 243 |
| | | |
| Total number of mutual fund shares | 55,365 | 23,914 |
| | | |
| Cost of mutual fund shares | $ 709 | $ 182 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares | Blue Chip Income & Growth Fund - Class 4 | Bond Fund - Class 4 | Capital Income Builder Fund - Class 4 | Global Growth Fund - Class 4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 4 | $ 67 | $ 34 | $ 48 | $ 8 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1 | 16 | 10 | 14 | 8 |
| Total expenses | 1 | 16 | 10 | 14 | 8 |
| Net investment income (loss) | 3 | 51 | 24 | 34 | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 24 | 2 | 22 | 17 |
| Capital gains distributions | 6 | 51 | 20 | — | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 75 | 22 | 22 | 51 |
| Net unrealized appreciation (depreciation) of investments | (1) | 242 | (13) | 122 | 244 |
| Net realized and unrealized gain (loss) on investments | 6 | 317 | 9 | 144 | 295 |
| Net increase (decrease) in net assets resulting from operations | $ 9 | $ 368 | $ 33 | $ 178 | $ 295 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Growth Fund - Class 4 | International Fund - Class 4 | New World Fund - Class 4 | BlackRock Equity Dividend V.I. Fund - Class III | BlackRock Global Allocation V.I. Fund - Class III |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 24 | $ 18 | $ 7 | $ 46 | $ 8,736 |
| Expenses: | | | | | |
| Mortality and expense risk and other | | | | | |
| charges | 31 | 8 | 4 | 19 | 12,266 |
| Total expenses | 31 | 8 | 4 | 19 | 12,266 |
| Net investment income (loss) | (7) | 10 | 3 | 27 | (3,530) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 28 | 2 | 12 | 17 | (1,283) |
| Capital gains distributions | 351 | 11 | — | 207 | 7,931 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 379 | 13 | 12 | 224 | 6,648 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 552 | 232 | 127 | 169 | 76,745 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 931 | 245 | 139 | 393 | 83,393 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 924 | $ 255 | $ 142 | $ 420 | $ 79,863 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | BlackRock High Yield V.I. Fund - Class III | BlackRock iShares Alternative Strategies V.I. Fund - Class III | BlackRock iShares Dynamic Allocation V.I. Fund - Class III | Columbia VP Seligman Global Technology Fund - Class 2 | Columbia Asset Allocation Fund, Variable Series - Class 1 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 59 | $ 17 | $ 2 | $ — | $ 5 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 9 | 2 | — | 3 | 4 |
| Total expenses | 9 | 2 | — | 3 | 4 |
| Net investment income (loss) | 50 | 15 | 2 | (3) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | — | — | (1) | 43 |
| Capital gains distributions | — | — | — | 24 | — |
| Total realized gain (loss) on investments and capital gains distributions | 4 | — | — | 23 | 43 |
| Net unrealized appreciation (depreciation) of investments | 8 | 5 | (1) | 8 | (5) |
| Net realized and unrealized gain (loss) on investments | 12 | 5 | (1) | 31 | 38 |
| Net increase (decrease) in net assets resulting from operations | $ 62 | $ 20 | $ 1 | $ 28 | $ 39 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
**Statements of Operations**
**For the Year Ended December 31, 2017**
*(Dollars in thousands)*

| | Columbia Small Cap Value Fund, Variable Series - Class 2 | Columbia Small Company Growth Fund, Variable Series - Class 1 | Columbia VP Large Cap Growth Fund - Class 1 | Deutsche Core Equity VIP - Class B | Deutsche Alternative Asset Allocation VIP - Class B |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 304 | $ — | $ — | $ 1 | $ 1 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1,660 | — | 6 | 3 | 1 |
| Total expenses | 1,660 | — | 6 | 3 | 1 |
| Net investment income (loss) | (1,356) | — | (6) | (2) | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 8,727 | — | 29 | 4 | — |
| Capital gains distributions | 6,225 | 2 | — | 7 | — |
| Total realized gain (loss) on investments and capital gains distributions | 14,952 | 2 | 29 | 11 | — |
| Net unrealized appreciation (depreciation) of investments | (3,433) | 7 | 64 | 52 | 7 |
| Net realized and unrealized gain (loss) on investments | 11,519 | 9 | 93 | 63 | 7 |
| Net increase (decrease) in net assets resulting from operations | $ 10,163 | $ 9 | $ 87 | $ 61 | $ 7 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Deutsche High Income VIP - Class B | Eaton Vance VT Floating-Rate Income Fund - Initial Class | Eaton Vance VT Large-Cap Value Fund - Initial Class | Federated High Income Bond Fund II - Service Shares | Federated Kaufmann Fund II - Service Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 8 | $ 97 | $ — | $ — | $ — |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1 | 20 | — | 1 | — |
| Total expenses | 1 | 20 | — | 1 | — |
| Net investment income (loss) | 7 | 77 | — | (1) | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 8 | 19 | — | — |
| Capital gains distributions | — | — | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 8 | 19 | — | — |
| Net unrealized appreciation (depreciation) of investments | (1) | (7) | (14) | 2 | 1 |
| Net realized and unrealized gain (loss) on investments | 1 | 1 | 5 | 2 | 1 |
| Net increase (decrease) in net assets resulting from operations | $ 8 | $ 78 | $ 5 | $ 1 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Fidelity® VIP Strategic Income Portfolio - Service Class 2 | Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2 | Fidelity® VIP FundsManager 20% Portfolio - Service Class 2 | Fidelity® VIP FundsManager 60% Portfolio - Service Class 2 | Fidelity® VIP FundsManager 85% Portfolio - Service Class 2 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 109 | $ 1 | $ 1 | $ 4 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 15 | 1 | 1 | 1 | — |
| Total expenses | 15 | 1 | 1 | 1 | — |
| Net investment income (loss) | 94 | — | — | 3 | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 14 | 1 | — | — | — |
| Capital gains distributions | 19 | 3 | 1 | 5 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 33 | 4 | 1 | 5 | 1 |
| Net unrealized appreciation (depreciation) of investments | (12) | 8 | 5 | 5 | 3 |
| Net realized and unrealized gain (loss) on investments | 21 | 12 | 6 | 10 | 4 |
| Net increase (decrease) in net assets resulting from operations | $ 115 | $ 12 | $ 6 | $ 13 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Franklin Small Cap Value VIP Fund - Class 2 | Franklin Strategic Income VIP Fund - Class 2 | Templeton Global Bond VIP Fund - Class 2 | Ivy VIP Advantus Real Estate Securities - Class II | Ivy VIP Small Cap Core - Class II |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 47 | $ 41 | $ — | $ — | $ — |
| Expenses: | | | | | |
| Mortality and expense risk and other | | | | | |
| charges | 101 | 8 | 19 | — | — |
| Total expenses | 101 | 8 | 19 | — | — |
| Net investment income (loss) | (54) | 33 | (19) | — | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 694 | 10 | 14 | — | — |
| Capital gains distributions | 647 | — | 8 | 1 | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,341 | 10 | 22 | 1 | — |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (454) | 6 | (9) | 1 | 2 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 887 | 16 | 13 | 2 | 2 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 833 | $ 49 | $ (6) | $ 2 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Ivy VIP Asset Strategy | Ivy VIP Balanced | Ivy VIP Energy | Ivy VIP High Income | Ivy VIP International Core Equity |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 9 | $ 4 | $ 3 | $ 73 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 3 | 3 | 3 | 9 | — |
| Total expenses | 3 | 3 | 3 | 9 | — |
| Net investment income (loss) | 6 | 1 | — | 64 | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | 1 | 31 | 18 | 1 |
| Capital gains distributions | — | 7 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 8 | 31 | 18 | 1 |
| Net unrealized appreciation (depreciation) of investments | 79 | 21 | (91) | (12) | 1 |
| Net realized and unrealized gain (loss) on investments | 82 | 29 | (60) | 6 | 2 |
| Net increase (decrease) in net assets resulting from operations | $ 88 | $ 30 | $ (60) | $ 70 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

| | Ivy VIP Mid Cap Growth | Ivy VIP Science and Technology | Ivy VIP Small Cap Growth | Janus Henderson Balanced Portfolio - Service Shares | Janus Henderson Enterprise Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ — | $ — | $ 30 | $ 3 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 3 | 6 | 1 | 14 | 5 |
| Total expenses | 3 | 6 | 1 | 14 | 5 |
| Net investment income (loss) | (3) | (6) | (1) | 16 | (2) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 5 | 27 | 1 | 11 | 8 |
| Capital gains distributions | 18 | 79 | 3 | 3 | 33 |
| Total realized gain (loss) on investments and capital gains distributions | 23 | 106 | 4 | 14 | 41 |
| Net unrealized appreciation (depreciation) of investments | 109 | 140 | 33 | 281 | 91 |
| Net realized and unrealized gain (loss) on investments | 132 | 246 | 37 | 295 | 132 |
| Net increase (decrease) in net assets resulting from operations | $ 129 | $ 240 | $ 36 | $ 311 | $ 130 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Janus Henderson Flexible Bond Portfolio - Service Shares | ClearBridge Variable Aggressive Growth Portfolio II | ClearBridge Variable Mid Cap Portfolio - Class II | Western Asset Core Plus VIT Portfolio - Class I | MFS VIT II Strategic Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 42 | $ — | $ — | $ 2 | $ 5 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 11 | — | 1 | 1 | 1 |
| Total expenses | 11 | — | 1 | 1 | 1 |
| Net investment income (loss) | 31 | — | (1) | 1 | 4 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 2 | 4 | — | — |
| Capital gains distributions | — | 2 | 6 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 4 | 10 | — | — |
| Net unrealized appreciation (depreciation) of investments | 17 | (1) | (3) | 1 | (3) |
| Net realized and unrealized gain (loss) on investments | 17 | 3 | 7 | 1 | (3) |
| Net increase (decrease) in net assets resulting from operations | $ 48 | $ 3 | $ 6 | $ 2 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | MFS VIT Research Series Portfolio - Service Class | MFS VIT International Value Portfolio - Service Class | MFS VIT Value Series - Service Class | MFS VIT III Global Real Estate Portfolio - Service Class | Oppenheimer Total Return Bond Fund/ VA - Service Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3 | $ — | $ — | $ 1 | $ 2 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 2 | 1 | — | 1 | 1 |
| Total expenses | 2 | 1 | — | 1 | 1 |
| Net investment income (loss) | 1 | (1) | — | — | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | — | — | — | — |
| Capital gains distributions | 20 | — | 1 | 2 | — |
| Total realized gain (loss) on investments and capital gains distributions | 23 | — | 1 | 2 | — |
| Net unrealized appreciation (depreciation) of investments | 18 | 11 | 6 | 21 | 1 |
| Net realized and unrealized gain (loss) on investments | 41 | 11 | 7 | 23 | 1 |
| Net increase (decrease) in net assets resulting from operations | $ 42 | $ 10 | $ 7 | $ 23 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA - Service Shares | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer International Growth Fund/VA - Service Shares | PIMCO All Asset Portfolio - Administrative Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ 11 | $ — | $ 13 | $ 7 |
| Expenses: | | | | | |
| Mortality and expense risk and other | | | | | |
| charges | 1 | 18 | 1 | 8 | 1 |
| Total expenses | 1 | 18 | 1 | 8 | 1 |
| Net investment income (loss) | (1) | (7) | (1) | 5 | 6 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | 57 | 1 | 15 | 2 |
| Capital gains distributions | — | 96 | 4 | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | — | 153 | 5 | 15 | 2 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 11 | 65 | 8 | 224 | 6 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 11 | 218 | 13 | 239 | 8 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 10 | $ 211 | $ 12 | $ 244 | $ 14 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | PIMCO Low Duration Portfolio - Administrative Class | PIMCO Real Return Portfolio - Administrative Class | PIMCO Short-Term Portfolio - Administrative Class | PIMCO Total Return Portfolio - Administrative Class | ProFund VP Bull |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 15 | $ 115 | $ 43 | $ 72 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk and other | | | | | |
| charges | 8 | 50 | 18 | 28 | 152 |
| Total expenses | 8 | 50 | 18 | 28 | 152 |
| Net investment income (loss) | 7 | 65 | 25 | 44 | (152) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3) | (149) | 6 | (3) | 666 |
| Capital gains distributions | — | — | — | — | 214 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (3) | (149) | 6 | (3) | 880 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1 | 208 | 12 | 75 | 605 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (2) | 59 | 18 | 72 | 1,485 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 5 | $ 124 | $ 43 | $ 116 | $ 1,333 |

*The accompanying notes are an integral part of these financial statements.*

| | ProFund VP Europe 30 | ProFund VP Rising Rates Opportunity | Putnam VT American Government Income Fund - Class 1B | Putnam VT Income Fund - Class 1B | Putnam VT International Equity Fund - Class 1B |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 52 | $ — | $ 16 | $ 38 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk and other | | | | | |
| charges | 55 | 38 | 5 | 5 | — |
| Total expenses | 55 | 38 | 5 | 5 | — |
| Net investment income (loss) | (3) | (38) | 11 | 33 | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 35 | (1,047) | (2) | (11) | — |
| Capital gains distributions | — | — | — | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 35 | (1,047) | (2) | (11) | — |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 470 | 780 | — | 20 | 4 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 505 | (267) | (2) | 9 | 4 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 502 | $ (305) | $ 9 | $ 42 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
**Statements of Operations**
**For the Year Ended December 31, 2017**
*(Dollars in thousands)*

| | Putnam VT International Value Fund - Class 1B | Putnam VT Investors Fund - Class 1B | Putnam VT Small Cap Value Fund - Class 1B | T. Rowe Price Blue Chip Growth Portfolio - II | T. Rowe Price Health Sciences Portfolio - II |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ 2 | $ 1 | $ — | $ — |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | — | 1 | 1 | 20 | 21 |
| Total expenses | — | 1 | 1 | 20 | 21 |
| Net investment income (loss) | — | 1 | — | (20) | (21) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 2 | 4 | 48 | (29) |
| Capital gains distributions | — | 8 | 6 | 53 | 172 |
| Total realized gain (loss) on investments and capital gains distributions | — | 10 | 10 | 101 | 143 |
| Net unrealized appreciation (depreciation) of investments | 1 | 21 | 2 | 788 | 505 |
| Net realized and unrealized gain (loss) on investments | 1 | 31 | 12 | 889 | 648 |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 32 | $ 12 | $ 869 | $ 627 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | MFS VIT Utilities Series Portfolio - Service Class | Voya Balanced Portfolio - Class S | Voya Intermediate Bond Portfolio - Class A | Voya Intermediate Bond Portfolio - Class S | Voya Global Perspectives® Portfolio - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 20 | $ 76 | $ 96 | $ 79,961 | $ 3,254 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 4 | 36 | 23 | 43,384 | 2,169 |
| Total expenses | 4 | 36 | 23 | 43,384 | 2,169 |
| Net investment income (loss) | 16 | 40 | 73 | 36,577 | 1,085 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | 440 | (15) | 892 | 1,058 |
| Capital gains distributions | — | — | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 440 | (15) | 892 | 1,058 |
| Net unrealized appreciation (depreciation) of investments | 16 | (82) | 55 | 40,617 | 13,354 |
| Net realized and unrealized gain (loss) on investments | 22 | 358 | 40 | 41,509 | 14,412 |
| Net increase (decrease) in net assets resulting from operations | $ 38 | $ 398 | $ 113 | $ 78,086 | $ 15,497 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya Government Liquid Assets Portfolio - Service Class | Voya Government Liquid Assets Portfolio - Service 2 Class | Voya High Yield Portfolio - Adviser Class | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,457 | $ 27 | $ 37 | $ 22,816 | $ 1,104 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 6,462 | 138 | 5 | 5,953 | 28,495 |
| Total expenses | 6,462 | 138 | 5 | 5,953 | 28,495 |
| Net investment income (loss) | (5,005) | (111) | 32 | 16,863 | (27,391) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | — | 11 | (2,703) | 112,628 |
| Capital gains distributions | 83 | 2 | — | — | 122,746 |
| Total realized gain (loss) on investments and capital gains distributions | 83 | 2 | 11 | (2,703) | 235,374 |
| Net unrealized appreciation (depreciation) of investments | — | — | (17) | 559 | 181,514 |
| Net realized and unrealized gain (loss) on investments | 83 | 2 | (6) | (2,144) | 416,888 |
| Net increase (decrease) in net assets resulting from operations | $ (4,922) | $ (109) | $ 26 | $ 14,719 | $ 389,497 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya Large Cap Growth Portfolio - Institutional Class | Voya Large Cap Growth Portfolio - Service Class | Voya Large Cap Growth Portfolio - Service 2 Class | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 5,675 | $ 38 | $ 8 | $ 16,802 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1 | 23,875 | 273 | 3 | 14,374 |
| Total expenses | 1 | 23,875 | 273 | 3 | 14,374 |
| Net investment income (loss) | — | (18,200) | (235) | 5 | 2,428 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 10,209 | 84 | 2 | 12,149 |
| Capital gains distributions | 6 | 99,361 | 1,095 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 109,570 | 1,179 | 2 | 12,149 |
| Net unrealized appreciation (depreciation) of investments | 16 | 243,424 | 2,613 | 38 | 73,570 |
| Net realized and unrealized gain (loss) on investments | 22 | 352,994 | 3,792 | 40 | 85,719 |
| Net increase (decrease) in net assets resulting from operations | $ 22 | $ 334,794 | $ 3,557 | $ 45 | $ 88,147 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya Limited Maturity Bond Portfolio - Service Class | Voya Multi-Manager Large Cap Core Portfolio - Service Class | Voya Retirement Conservative Portfolio - Adviser Class | Voya Retirement Growth Portfolio - Adviser Class | Voya Retirement Moderate Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 473 | $ 411 | $ 5,325 | $ 52,782 | $ 36,080 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 453 | 958 | 6,661 | 53,065 | 35,912 |
| Total expenses | 453 | 958 | 6,661 | 53,065 | 35,912 |
| Net investment income (loss) | 20 | (547) | (1,336) | (283) | 168 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (314) | 2,137 | (2,208) | 238,852 | 111,662 |
| Capital gains distributions | — | 3,236 | 8,146 | 206,025 | 143,300 |
| Total realized gain (loss) on investments and capital gains distributions | (314) | 5,373 | 5,938 | 444,877 | 254,962 |
| Net unrealized appreciation (depreciation) of investments | 184 | 5,025 | 17,456 | (27,016) | (8,977) |
| Net realized and unrealized gain (loss) on investments | (130) | 10,398 | 23,394 | 417,861 | 245,985 |
| Net increase (decrease) in net assets resulting from operations | $ (110) | $ 9,851 | $ 22,058 | $ 417,578 | $ 246,153 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya Retirement Moderate Portfolio - Adviser Class | VY® BlackRock Inflation Protected Bond Portfolio Adviser Class | VY® BlackRock Inflation Protected Bond Portfolio - Service Class | VY® Clarion Global Real Estate Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 17,627 | $ 4 | $ 2,106 | $ 16 | $ 2,698 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 18,803 | 4 | 2,936 | 3 | 1,288 |
| Total expenses | 18,803 | 4 | 2,936 | 3 | 1,288 |
| Net investment income (loss) | (1,176) | — | (830) | 13 | 1,410 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 35,792 | 2 | (5,584) | 8 | 9,676 |
| Capital gains distributions | 59,972 | — | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 95,764 | 2 | (5,584) | 8 | 9,676 |
| Net unrealized appreciation (depreciation) of investments | 9,336 | 7 | 7,625 | 23 | (4,812) |
| Net realized and unrealized gain (loss) on investments | 105,100 | 9 | 2,041 | 31 | 4,864 |
| Net increase (decrease) in net assets resulting from operations | $ 103,924 | $ 9 | $ 1,211 | $ 44 | $ 6,274 |

*The accompanying notes are an integral part of these financial statements.*

| | VY® Clarion Global Real Estate Portfolio - Service 2 Class | VY® Clarion Real Estate Portfolio - Adviser Class | VY® Clarion Real Estate Portfolio - Service Class | VY® Clarion Real Estate Portfolio - Service 2 Class | VY® FMR® Diversified Mid Cap Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 32 | $ 15 | $ 3,411 | $ 267 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk and other | | | | | |
| charges | 18 | 5 | 2,864 | 250 | 1 |
| Total expenses | 18 | 5 | 2,864 | 250 | 1 |
| Net investment income (loss) | 14 | 10 | 547 | 17 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 91 | 7 | 28,203 | 1,772 | (21) |
| Capital gains distributions | — | — | — | — | 52 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 91 | 7 | 28,203 | 1,772 | 31 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (29) | 11 | (23,566) | (1,374) | (9) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 62 | 18 | 4,637 | 398 | 22 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 76 | $ 28 | $ 5,184 | $ 415 | $ 21 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® FMR® Diversified Mid Cap Portfolio - Service Class | VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class | VY® Franklin Income Portfolio - Adviser Class | VY® Franklin Income Portfolio - Service Class | VY® Franklin Income Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,644 | $ 62 | $ 39 | $ 15,949 | $ 298 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 4,540 | 226 | 9 | 6,411 | 123 |
| Total expenses | 4,540 | 226 | 9 | 6,411 | 123 |
| Net investment income (loss) | (2,896) | (164) | 30 | 9,538 | 175 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (30,672) | (2,164) | 20 | 12,775 | 321 |
| Capital gains distributions | 102,338 | 4,974 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 71,666 | 2,810 | 20 | 12,775 | 321 |
| Net unrealized appreciation (depreciation) of investments | (24,220) | (506) | 38 | 7,395 | 47 |
| Net realized and unrealized gain (loss) on investments | 47,446 | 2,304 | 58 | 20,170 | 368 |
| Net increase (decrease) in net assets resulting from operations | $ 44,550 | $ 2,140 | $ 88 | $ 29,708 | $ 543 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® Invesco Growth and Income Portfolio - Adviser Class | VY® Invesco Growth and Income Portfolio - Service Class | VY® Invesco Growth and Income Portfolio - Service 2 Class | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 17 | $ 7,333 | $ 650 | $ 2 | $ 1,629 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 6 | 6,394 | 645 | 7 | 6,115 |
| Total expenses | 6 | 6,394 | 645 | 7 | 6,115 |
| Net investment income (loss) | 11 | 939 | 5 | (5) | (4,486) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | 38,682 | 2,255 | 14 | (7,739) |
| Capital gains distributions | 49 | 19,437 | 1,890 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 53 | 58,119 | 4,145 | 14 | (7,739) |
| Net unrealized appreciation (depreciation) of investments | 36 | (17,526) | (394) | 270 | 129,117 |
| Net realized and unrealized gain (loss) on investments | 89 | 40,593 | 3,751 | 284 | 121,378 |
| Net increase (decrease) in net assets resulting from operations | $ 100 | $ 41,532 | $ 3,756 | $ 279 | $ 116,892 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 37 | $ 1 | $ 1,172 | $ 83 | $ 13 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 233 | 5 | 4,478 | 487 | 9 |
| Total expenses | 233 | 5 | 4,478 | 487 | 9 |
| Net investment income (loss) | (196) | (4) | (3,306) | (404) | 4 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 739 | 6 | 20,050 | 2,444 | 12 |
| Capital gains distributions | — | 37 | 13,507 | 1,457 | 80 |
| Total realized gain (loss) on investments and capital gains distributions | 739 | 43 | 33,557 | 3,901 | 92 |
| Net unrealized appreciation (depreciation) of investments | 3,787 | 60 | 1,909 | (205) | 203 |
| Net realized and unrealized gain (loss) on investments | 4,526 | 103 | 35,466 | 3,696 | 295 |
| Net increase (decrease) in net assets resulting from operations | $ 4,330 | $ 99 | $ 32,160 | $ 3,292 | $ 299 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® Morgan Stanley Global Franchise Portfolio - Service Class | VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3,469 | $ 464 | $ 296 | $ 29,574 | $ 583 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 5,210 | 829 | 173 | 45,358 | 1,111 |
| Total expenses | 5,210 | 829 | 173 | 45,358 | 1,111 |
| Net investment income (loss) | (1,741) | (365) | 123 | (15,784) | (528) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 9,508 | 4,573 | 44 | 127,453 | 4,950 |
| Capital gains distributions | 18,035 | 2,780 | 1,270 | 123,627 | 2,962 |
| Total realized gain (loss) on investments and capital gains distributions | 27,543 | 7,353 | 1,314 | 251,080 | 7,912 |
| Net unrealized appreciation (depreciation) of investments | 36,296 | 2,356 | 1,781 | 90,166 | 147 |
| Net realized and unrealized gain (loss) on investments | 63,839 | 9,709 | 3,095 | 341,246 | 8,059 |
| Net increase (decrease) in net assets resulting from operations | $ 62,098 | $ 9,344 | $ 3,218 | $ 325,462 | $ 7,531 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Service 2 Class | VY® T. Rowe Price International Stock Portfolio - Adviser Class | VY® T. Rowe Price International Stock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 19 | $ 10,014 | $ 345 | $ 2 | $ 1,701 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 5 | 9,203 | 354 | 1 | 2,665 |
| Total expenses | 5 | 9,203 | 354 | 1 | 2,665 |
| Net investment income (loss) | 14 | 811 | (9) | 1 | (964) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 5 | 45,644 | 1,806 | 8 | 14,924 |
| Capital gains distributions | 38 | 39,867 | 1,513 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 43 | 85,511 | 3,319 | 8 | 14,924 |
| Net unrealized appreciation (depreciation) of investments | 39 | (16,518) | (785) | 33 | 19,743 |
| Net realized and unrealized gain (loss) on investments | 82 | 68,993 | 2,534 | 41 | 34,667 |
| Net increase (decrease) in net assets resulting from operations | $ 96 | $ 69,804 | $ 2,525 | $ 42 | $ 33,703 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® Templeton Global Growth Portfolio - Service Class | VY® Templeton Global Growth Portfolio - Service 2 Class | Voya Diversified International Fund - Class R | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2,783 | $ 49 | $ — | $ 6 | $ 88 |
| Expenses: | | | | | |
| Mortality and expense risk and other | | | | | |
| charges | 3,063 | 59 | — | 2 | 37 |
| Total expenses | 3,063 | 59 | — | 2 | 37 |
| Net investment income (loss) | (280) | (10) | — | 4 | 51 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4,921 | (65) | 10 | 2 | (67) |
| Capital gains distributions | 1,156 | 22 | — | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 6,077 | (43) | 10 | 2 | (67) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 20,452 | 528 | 2 | 17 | 315 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 26,529 | 485 | 12 | 19 | 248 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 26,249 | $ 475 | $ 12 | $ 23 | $ 299 |

*The accompanying notes are an integral part of these financial statements.*

| | Voya Solution 2025 Portfolio - Adviser Class | Voya Solution 2025 Portfolio - Service Class | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2045 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 7 | $ 310 | $ 1 | $ 132 | $ — |
| Expenses: | | | | | |
| Mortality and expense risk and other | | | | | |
| charges | 3 | 164 | — | 90 | — |
| Total expenses | 3 | 164 | — | 90 | — |
| Net investment income (loss) | 4 | 146 | 1 | 42 | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 654 | — | 188 | — |
| Capital gains distributions | 11 | 440 | 1 | 218 | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 12 | 1,094 | 1 | 406 | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 37 | 844 | 7 | 961 | 5 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 49 | 1,938 | 8 | 1,367 | 6 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 53 | $ 2,084 | $ 9 | $ 1,409 | $ 6 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya Solution 2045 Portfolio - Service Class | Voya Solution 2055 Portfolio - Adviser Class | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Service Class | Voya Solution Moderately Aggressive Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 11 | $ 1 | $ 11 | $ 389 | $ 8,957 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 12 | — | 4 | 178 | 10,949 |
| Total expenses | 12 | — | 4 | 178 | 10,949 |
| Net investment income (loss) | (1) | 1 | 7 | 211 | (1,992) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 36 | — | 11 | 100 | 6,939 |
| Capital gains distributions | 27 | 2 | 2 | 53 | 7,179 |
| Total realized gain (loss) on investments and capital gains distributions | 63 | 2 | 13 | 153 | 14,118 |
| Net unrealized appreciation (depreciation) of investments | 113 | 7 | 27 | 988 | 84,871 |
| Net realized and unrealized gain (loss) on investments | 176 | 9 | 40 | 1,141 | 98,989 |
| Net increase (decrease) in net assets resulting from operations | $ 175 | $ 10 | $ 47 | $ 1,352 | $ 96,997 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | VY® American Century Small-Mid Cap Value Portfolio - Service Class | VY® Baron Growth Portfolio - Adviser Class | VY® Baron Growth Portfolio - Service Class | VY® Columbia Contrarian Core Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 10 | $ 30 | $ 4 | $ 2,381 | $ 11 |
| Expenses: | | | | | |
| Mortality and expense risk and other | | | | | |
| charges | 7 | 28 | 5 | 5,312 | 8 |
| Total expenses | 7 | 28 | 5 | 5,312 | 8 |
| Net investment income (loss) | 3 | 2 | (1) | (2,931) | 3 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 14 | 46 | 4 | 25,960 | 3 |
| Capital gains distributions | 46 | 110 | 82 | 35,024 | 78 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 60 | 156 | 86 | 60,984 | 81 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 40 | 106 | 78 | 12,064 | 159 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 100 | 262 | 164 | 73,048 | 240 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 103 | $ 264 | $ 163 | $ 70,117 | $ 243 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Invesco Comstock Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2,555 | $ 1 | $ 289 | $ 2,146 | $ 16 |
| Expenses: | | | | | |
| Mortality and expense risk and other | | | | | |
| charges | 4,569 | 5 | 1,714 | 3,407 | 6 |
| Total expenses | 4,569 | 5 | 1,714 | 3,407 | 6 |
| Net investment income (loss) | (2,014) | (4) | (1,425) | (1,261) | 10 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 23,574 | 13 | 19,108 | 27,858 | 9 |
| Capital gains distributions | 14,894 | 23 | 3,919 | — | 21 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 38,468 | 36 | 23,027 | 27,858 | 30 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 10,017 | 46 | (13,426) | 565 | 41 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 48,485 | 82 | 9,601 | 28,423 | 71 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 46,471 | $ 78 | $ 8,176 | $ 27,162 | $ 81 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® Invesco Equity and Income Portfolio - Initial Class | VY® Invesco Equity and Income Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Service 2 Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 23 | $ 8,893 | $ 5,809 | $ 7 | $ 727 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 9 | 9,639 | 7,243 | 9 | 2,299 |
| Total expenses | 9 | 9,639 | 7,243 | 9 | 2,299 |
| Net investment income (loss) | 14 | (746) | (1,434) | (2) | (1,572) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 105 | (4,767) | 1,691 | 3 | 5,223 |
| Capital gains distributions | 25 | 13,675 | 10,396 | 106 | 12,211 |
| Total realized gain (loss) on investments and capital gains distributions | 130 | 8,908 | 12,087 | 109 | 17,434 |
| Net unrealized appreciation (depreciation) of investments | (41) | 38,932 | 24,011 | 51 | (1,067) |
| Net realized and unrealized gain (loss) on investments | 89 | 47,840 | 36,098 | 160 | 16,367 |
| Net increase (decrease) in net assets resulting from operations | $ 103 | $ 47,094 | $ 34,664 | $ 158 | $ 14,795 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® Oppenheimer Global Portfolio - Adviser Class | VY® Oppenheimer Global Portfolio - Initial Class | VY® Oppenheimer Global Portfolio - Service Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 4 | $ 37 | $ 1,335 | $ — | $ 38 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 4 | 40 | 2,472 | 2 | 89 |
| Total expenses | 4 | 40 | 2,472 | 2 | 89 |
| Net investment income (loss) | — | (3) | (1,137) | (2) | (51) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 15 | 206 | 7,877 | — | 593 |
| Capital gains distributions | 1 | 5 | 239 | — | 612 |
| Total realized gain (loss) on investments and capital gains distributions | 16 | 211 | 8,116 | — | 1,205 |
| Net unrealized appreciation (depreciation) of investments | 174 | 855 | 34,367 | 44 | 573 |
| Net realized and unrealized gain (loss) on investments | 190 | 1,066 | 42,483 | 44 | 1,778 |
| Net increase (decrease) in net assets resulting from operations | $ 190 | $ 1,063 | $ 41,346 | $ 42 | $ 1,727 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class | VY® Templeton Foreign Equity Portfolio - Adviser Class | VY® Templeton Foreign Equity Portfolio - Service Class | Voya Strategic Allocation Conservative Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ 2 | $ 7,009 | $ 50 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 15 | 4,499 | 2 | 7,104 | 22 |
| Total expenses | 15 | 4,499 | 2 | 7,104 | 22 |
| Net investment income (loss) | (15) | (4,499) | — | (95) | 28 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 15 | (2,134) | 5 | 23,744 | 53 |
| Capital gains distributions | 245 | 27,947 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 260 | 25,813 | 5 | 23,744 | 53 |
| Net unrealized appreciation (depreciation) of investments | 365 | 46,583 | 35 | 49,263 | 107 |
| Net realized and unrealized gain (loss) on investments | 625 | 72,396 | 40 | 73,007 | 160 |
| Net increase (decrease) in net assets resulting from operations | $ 610 | $ 67,897 | $ 40 | $ 72,912 | $ 188 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya Strategic Allocation Growth Portfolio - Class S | Voya Strategic Allocation Moderate Portfolio - Class S | Voya Growth and Income Portfolio - Class A | Voya Growth and Income Portfolio - Class I | Voya Growth and Income Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 14 | $ 20 | $ 12,092 | $ 11 | $ 7,526 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 10 | 13 | 16,765 | 8 | 9,248 |
| Total expenses | 10 | 13 | 16,765 | 8 | 9,248 |
| Net investment income (loss) | 4 | 7 | (4,673) | 3 | (1,722) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 20 | 23 | 64,332 | 21 | 40,585 |
| Capital gains distributions | — | — | 103,080 | 71 | 55,564 |
| Total realized gain (loss) on investments and capital gains distributions | 20 | 23 | 167,412 | 92 | 96,149 |
| Net unrealized appreciation (depreciation) of investments | 103 | 116 | (4,773) | 17 | (7,198) |
| Net realized and unrealized gain (loss) on investments | 123 | 139 | 162,639 | 109 | 88,951 |
| Net increase (decrease) in net assets resulting from operations | $ 127 | $ 146 | $ 157,966 | $ 112 | $ 87,229 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya Euro STOXX 50® Index Portfolio - Class A | Voya FTSE 100® Index Portfolio - Class A | Voya Global Equity Portfolio - Class A | Voya Global Equity Portfolio - Class S | Voya Global Equity Portfolio - Class T |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 682 | $ 140 | $ 1 | $ 9,294 | $ 667 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 420 | 80 | — | 7,564 | 702 |
| Total expenses | 420 | 80 | — | 7,564 | 702 |
| Net investment income (loss) | 262 | 60 | 1 | 1,730 | (35) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (31) | (401) | 1 | 7,048 | 1,371 |
| Capital gains distributions | — | 142 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | (31) | (259) | 1 | 7,048 | 1,371 |
| Net unrealized appreciation (depreciation) of investments | 4,055 | 1,011 | 4 | 77,044 | 6,153 |
| Net realized and unrealized gain (loss) on investments | 4,024 | 752 | 5 | 84,092 | 7,524 |
| Net increase (decrease) in net assets resulting from operations | $ 4,286 | $ 812 | $ 6 | $ 85,822 | $ 7,489 |

*The accompanying notes are an integral part of these financial statements.*

## VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya Hang Seng Index Portfolio - Class S | Voya Index Plus LargeCap Portfolio - Class S | Voya Index Plus MidCap Portfolio - Class S | Voya Index Plus SmallCap Portfolio - Class S | Voya International Index Portfolio - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 218 | $ 1,358 | $ 945 | $ 436 | $ 13,384 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 499 | 1,525 | 1,431 | 1,134 | 11,713 |
| Total expenses | 499 | 1,525 | 1,431 | 1,134 | 11,713 |
| Net investment income (loss) | (281) | (167) | (486) | (698) | 1,671 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 426 | 10,810 | 8,202 | 10,208 | 1,508 |
| Capital gains distributions | — | 1,842 | 5,644 | 5,854 | — |
| Total realized gain (loss) on investments and capital gains distributions | 426 | 12,652 | 13,846 | 16,062 | 1,508 |
| Net unrealized appreciation (depreciation) of investments | 8,448 | 7,354 | (4,062) | (10,545) | 131,897 |
| Net realized and unrealized gain (loss) on investments | 8,874 | 20,006 | 9,784 | 5,517 | 133,405 |
| Net increase (decrease) in net assets resulting from operations | $ 8,593 | $ 19,839 | $ 9,298 | $ 4,819 | $ 135,076 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya International Index Portfolio - Class S | Voya Japan TOPIX® Index Portfolio - Class A | Voya Russell™ Large Cap Growth Index Portfolio - Class S | Voya Russell™ Large Cap Index Portfolio - Class A | Voya Russell™ Large Cap Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 630 | $ 146 | $ 2,389 | $ — | $ 5,660 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 487 | 184 | 4,406 | 2 | 6,937 |
| Total expenses | 487 | 184 | 4,406 | 2 | 6,937 |
| Net investment income (loss) | 143 | (38) | (2,017) | (2) | (1,277) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 860 | 231 | 21,917 | 3 | 45,594 |
| Capital gains distributions | — | 245 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 860 | 476 | 21,917 | 3 | 45,594 |
| Net unrealized appreciation (depreciation) of investments | 4,805 | 1,702 | 42,631 | 43 | 29,947 |
| Net realized and unrealized gain (loss) on investments | 5,665 | 2,178 | 64,548 | 46 | 75,541 |
| Net increase (decrease) in net assets resulting from operations | $ 5,808 | $ 2,140 | $ 62,531 | $ 44 | $ 74,264 |

*The accompanying notes are an integral part of these financial statements.*

| | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S | Voya Russell™ Mid Cap Growth Index Portfolio - Class S | Voya Russell™ Mid Cap Index Portfolio - Class A | Voya Russell™ Mid Cap Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2 | $ 4,781 | $ 1,688 | $ 22 | $ 2,669 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1 | 4,372 | 4,269 | 16 | 3,732 |
| Total expenses | 1 | 4,372 | 4,269 | 16 | 3,732 |
| Net investment income (loss) | 1 | 409 | (2,581) | 6 | (1,063) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 8,489 | 34,405 | — | (1,260) |
| Capital gains distributions | — | — | — | 142 | 14,580 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 8,489 | 34,405 | 142 | 13,320 |
| Net unrealized appreciation (depreciation) of investments | 7 | 18,223 | 17,324 | 225 | 18,240 |
| Net realized and unrealized gain (loss) on investments | 8 | 26,712 | 51,729 | 367 | 31,560 |
| Net increase (decrease) in net assets resulting from operations | $ 9 | $ 27,121 | $ 49,148 | $ 373 | $ 30,497 |

*The accompanying notes are an integral part of these financial statements.*

## VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya Russell™ Small Cap Index Portfolio - Class A | Voya Russell™ Small Cap Index Portfolio - Class S | Voya Small Company Portfolio - Class A | Voya Small Company Portfolio - Class S | Voya U.S. Bond Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 10 | $ 1,612 | $ — | $ 136 | $ 4,030 |
| Expenses: | | | | | |
| Mortality and expense risk and other | 11 | 3,318 | 1 | 1,759 | 3,353 |
| Total expenses | 11 | 3,318 | 1 | 1,759 | 3,353 |
| Net investment income (loss) | (1) | (1,706) | (1) | (1,623) | 677 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | (3,037) | — | (541) | (483) |
| Capital gains distributions | 99 | 13,170 | — | 11,318 | 514 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 99 | 10,133 | — | 10,777 | 31 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 101 | 12,108 | 21 | (639) | 1,603 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 200 | 22,241 | 21 | 10,138 | 1,634 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 199 | $ 20,535 | $ 20 | $ 8,515 | $ 2,311 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Voya MidCap Opportunities Portfolio - Class A | Voya MidCap Opportunities Portfolio - Class S | Voya SmallCap Opportunities Portfolio - Class A | Voya SmallCap Opportunities Portfolio - Class S | Wells Fargo VT Omega Growth Fund - Class 2 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ — | $ — | $ — | $ — | $ — |
| Expenses: | | | | | |
| Mortality and expense risk and other | 7 | 10,697 | 9 | 731 | 17 |
| Total expenses | 7 | 10,697 | 9 | 731 | 17 |
| Net investment income (loss) | (7) | (10,697) | (9) | (731) | (17) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 15 | (10,995) | (2) | 4,246 | 65 |
| Capital gains distributions | 56 | 23,322 | 87 | 2,661 | 27 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 71 | 12,327 | 85 | 6,907 | 92 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 157 | 116,884 | 144 | 453 | 157 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 228 | 129,211 | 229 | 7,360 | 249 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 221 | $ 118,514 | $ 220 | $ 6,629 | $ 232 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Operations
### For the Year Ended December 31, 2017
*(Dollars in thousands)*

| | Wells Fargo VT Index Asset Allocation Fund - Class 2 | Wells Fargo VT Small Cap Growth Fund - Class 2 |
|---|---|---|
| **Net investment income (loss)** | | |
| Investment Income: | | |
| Dividends | $ 9 | $ — |
| Expenses: | | |
| Mortality and expense risk and other | 21 | 4 |
| Total expenses | 21 | 4 |
| Net investment income (loss) | (12) | (4) |
| | | |
| **Realized and unrealized gain (loss)** | | |
| **on investments** | | |
| Net realized gain (loss) on investments | 48 | 3 |
| Capital gains distributions | 51 | 7 |
| Total realized gain (loss) on investments | | |
| and capital gains distributions | 99 | 10 |
| Net unrealized appreciation | | |
| (depreciation) of investments | 29 | 41 |
| Net realized and unrealized gain (loss) | | |
| on investments | 128 | 51 |
| Net increase (decrease) in net assets | | |
| resulting from operations | $ 116 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares | Blue Chip Income & Growth Fund - Class 4 | Bond Fund - Class 4 | Capital Income Builder Fund - Class 4 |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 7 | $ — | $ 497 | $ 238 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 5 | 11 | 16 |
| Total realized gain (loss) on investments and capital gains distributions | — | 1 | 6 | 1 |
| Net unrealized appreciation (depreciation) of investments | 1 | 10 | (15) | (6) |
| Net increase (decrease) in net assets resulting from operations | 1 | 16 | 2 | 11 |
| Changes from principal transactions: | | | | |
| Premiums | 81 | 367 | 690 | 484 |
| Death Benefits | — | — | (34) | — |
| Surrenders and withdrawals | — | (1) | (54) | (10) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 2 | 90 | 34 | 166 |
| Increase (decrease) in net assets derived from principal transactions | 83 | 456 | 636 | 640 |
| Total increase (decrease) in net assets | 84 | 472 | 638 | 651 |
| **Net assets at December 31, 2016** | 91 | 472 | 1,135 | 889 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 51 | 24 | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 75 | 22 | 22 |
| Net unrealized appreciation (depreciation) of investments | (1) | 242 | (13) | 122 |
| Net increase (decrease) in net assets resulting from operations | 9 | 368 | 33 | 178 |
| Changes from principal transactions: | | | | |
| Premiums | 44 | 3,156 | 689 | 1,458 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | — | (60) | (62) | (40) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | (9) | 338 | 141 | 49 |
| Increase (decrease) in net assets derived from principal transactions | 35 | 3,434 | 768 | 1,467 |
| Total increase (decrease) in net assets | 44 | 3,802 | 801 | 1,645 |
| **Net assets at December 30, 2017** | $ 135 | $ 4,274 | $ 1,936 | $ 2,534 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Global Growth Fund - Class 4 | Growth Fund - Class 4 | International Fund - Class 4 | New World Fund - Class 4 |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2016** | $ 309 | $ 717 | $ 281 | $ 273 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 2 | 4 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 42 | 136 | 34 | 3 |
| Net unrealized appreciation (depreciation) of investments | (28) | 78 | (2) | 11 |
| Net increase (decrease) in net assets resulting from operations | 16 | 216 | 36 | 15 |
| Changes from principal transactions: | | | | |
| Premiums | 360 | 1,491 | 415 | 183 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | (20) | (68) | (4) | (4) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 130 | 139 | (138) | (50) |
| Increase (decrease) in net assets derived from principal transactions | 470 | 1,562 | 273 | 129 |
| Total increase (decrease) in net assets | 486 | 1,778 | 309 | 144 |
| **Net assets at December 31, 2016** | 795 | 2,495 | 590 | 417 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (7) | 10 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 51 | 379 | 13 | 12 |
| Net unrealized appreciation (depreciation) of investments | 244 | 552 | 232 | 127 |
| Net increase (decrease) in net assets resulting from operations | 295 | 924 | 255 | 142 |
| Changes from principal transactions: | | | | |
| Premiums | 752 | 3,192 | 732 | 429 |
| Death Benefits | (14) | (2) | — | — |
| Surrenders and withdrawals | (87) | (223) | (25) | (6) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | (1) | — | — |
| Transfers between Divisions (including fixed account), net | 114 | 519 | 130 | 95 |
| Increase (decrease) in net assets derived from principal transactions | 765 | 3,485 | 837 | 518 |
| Total increase (decrease) in net assets | 1,060 | 4,409 | 1,092 | 660 |
| **Net assets at December 30, 2017** | $ 1,855 | $ 6,904 | $ 1,682 | $ 1,077 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | BlackRock Equity Dividend V.I. Fund - Class III | BlackRock Global Allocation V.I. Fund - Class III | BlackRock High Yield V.I. Fund - Class III | BlackRock iShares Alternative Strategies V.I. Fund - Class III |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 369 | $ 832,160 | $ 118 | $ 8 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | (4,401) | 16 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 53 | (3,715) | (1) | — |
| Net unrealized appreciation (depreciation) of investments | 110 | 22,665 | 24 | (2) |
| Net increase (decrease) in net assets resulting from operations | 176 | 14,549 | 39 | — |
| Changes from principal transactions: | | | | |
| Premiums | 1,126 | 3,875 | 447 | 60 |
| Death Benefits | — | (7,963) | — | — |
| Surrenders and withdrawals | (101) | (68,951) | (33) | — |
| Contract Charges | — | (7,279) | — | — |
| Cost of insurance and administrative charges | — | (111) | — | — |
| Transfers between Divisions (including fixed account), net | 212 | (43,087) | 62 | 2 |
| Increase (decrease) in net assets derived from principal transactions | 1,237 | (123,516) | 476 | 62 |
| Total increase (decrease) in net assets | 1,413 | (108,967) | 515 | 62 |
| **Net assets at December 31, 2016** | 1,782 | 723,193 | 633 | 70 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 27 | (3,530) | 50 | 15 |
| Total realized gain (loss) on investments and capital gains distributions | 224 | 6,648 | 4 | — |
| Net unrealized appreciation (depreciation) of investments | 169 | 76,745 | 8 | 5 |
| Net increase (decrease) in net assets resulting from operations | 420 | 79,863 | 62 | 20 |
| Changes from principal transactions: | | | | |
| Premiums | 1,969 | 19,390 | 1,307 | 611 |
| Death Benefits | — | (8,102) | — | — |
| Surrenders and withdrawals | (121) | (109,678) | (48) | (10) |
| Contract Charges | — | (6,473) | — | — |
| Cost of insurance and administrative charges | (1) | (98) | — | — |
| Transfers between Divisions (including fixed account), net | 247 | (8,916) | 261 | 5 |
| Increase (decrease) in net assets derived from principal transactions | 2,094 | (113,877) | 1,520 | 606 |
| Total increase (decrease) in net assets | 2,514 | (34,014) | 1,582 | 626 |
| **Net assets at December 30, 2017** | $ 4,296 | $ 689,179 | $ 2,215 | $ 696 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | BlackRock iShares Dynamic Allocation V.I. Fund - Class III | Columbia VP Seligman Global Technology Fund - Class 2 | Columbia Asset Allocation Fund, Variable Series - Class 1 | Columbia Small Cap Value Fund, Variable Series - Class 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 20 | $ — | $ 309 | $ 96,069 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | 2 | (1,332) |
| Total realized gain (loss) on investments and capital gains distributions | — | — | 3 | 11,291 |
| Net unrealized appreciation (depreciation) of investments | 1 | — | 6 | 15,744 |
| Net increase (decrease) in net assets resulting from operations | 1 | — | 11 | 25,703 |
| Changes from principal transactions: | | | | |
| Premiums | 2 | — | — | 14 |
| Death Benefits | — | — | — | (1,472) |
| Surrenders and withdrawals | (4) | — | (2) | (14,207) |
| Contract Charges | — | — | — | (821) |
| Cost of insurance and administrative charges | — | — | — | (28) |
| Transfers between Divisions (including fixed account), net | (11) | — | 1 | (2,722) |
| Increase (decrease) in net assets derived from principal transactions | (13) | — | (1) | (19,236) |
| Total increase (decrease) in net assets | (12) | — | 10 | 6,467 |
| **Net assets at December 31, 2016** | 8 | — | 319 | 102,536 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | (3) | 1 | (1,356) |
| Total realized gain (loss) on investments and capital gains distributions | — | 23 | 43 | 14,952 |
| Net unrealized appreciation (depreciation) of investments | (1) | 8 | (5) | (3,433) |
| Net increase (decrease) in net assets resulting from operations | 1 | 28 | 39 | 10,163 |
| Changes from principal transactions: | | | | |
| Premiums | 117 | 886 | — | 3,525 |
| Death Benefits | — | — | (52) | (1,234) |
| Surrenders and withdrawals | (2) | (1) | (119) | (29,758) |
| Contract Charges | — | — | — | (735) |
| Cost of insurance and administrative charges | — | — | — | (28) |
| Transfers between Divisions (including fixed account), net | — | 433 | — | (3,899) |
| Increase (decrease) in net assets derived from principal transactions | 115 | 1,318 | (171) | (32,129) |
| Total increase (decrease) in net assets | 116 | 1,346 | (132) | (21,966) |
| **Net assets at December 30, 2017** | $ 124 | $ 1,346 | $ 187 | $ 80,570 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Columbia Small Company Growth Fund, Variable Series - Class 1 | Columbia VP Large Cap Growth Fund - Class 1 | Deutsche Core Equity VIP - Class B | Deutsche Alternative Asset Allocation VIP - Class B |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 29 | $ 373 | $ — | $ 2 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (5) | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 4 | — | — |
| Net unrealized appreciation (depreciation) of investments | (2) | 1 | 3 | — |
| Net increase (decrease) in net assets resulting from operations | 4 | — | 3 | — |
| Changes from principal transactions: | | | | |
| Premiums | — | — | 32 | 44 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | (1) | (1) | — | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | (1) | (2) | 32 | — |
| Increase (decrease) in net assets derived from principal transactions | (2) | (3) | 64 | 44 |
| Total increase (decrease) in net assets | 2 | (3) | 67 | 44 |
| **Net assets at December 31, 2016** | 31 | 370 | 67 | 46 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (6) | (2) | — |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 29 | 11 | — |
| Net unrealized appreciation (depreciation) of investments | 7 | 64 | 52 | 7 |
| Net increase (decrease) in net assets resulting from operations | 9 | 87 | 61 | 7 |
| Changes from principal transactions: | | | | |
| Premiums | — | — | 688 | 271 |
| Death Benefits | — | (50) | — | (1) |
| Surrenders and withdrawals | (1) | (5) | (1) | (2) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | (1) | — | 85 | 1 |
| Increase (decrease) in net assets derived from principal transactions | (2) | (55) | 772 | 269 |
| Total increase (decrease) in net assets | 7 | 32 | 833 | 276 |
| **Net assets at December 30, 2017** | $ 38 | $ 402 | $ 900 | $ 322 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Deutsche High Income VIP - Class B | Eaton Vance VT Floating-Rate Income Fund - Initial Class | Eaton Vance VT Large-Cap Value Fund - Initial Class | Federated High Income Bond Fund II - Service Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 37 | $ 1,455 | $ 91 | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 51 | (1) | — |
| Total realized gain (loss) on investments and capital gains distributions | — | (6) | 3 | — |
| Net unrealized appreciation (depreciation) of investments | 4 | 100 | 12 | — |
| Net increase (decrease) in net assets resulting from operations | 7 | 145 | 14 | — |
| Changes from principal transactions: | | | | |
| Premiums | 29 | 957 | 99 | — |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | (5) | (125) | (6) | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 6 | 129 | (7) | — |
| Increase (decrease) in net assets derived from principal transactions | 30 | 961 | 86 | — |
| Total increase (decrease) in net assets | 37 | 1,106 | 100 | — |
| **Net assets at December 31, 2016** | 74 | 2,561 | 191 | — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 77 | — | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 8 | 19 | — |
| Net unrealized appreciation (depreciation) of investments | (1) | (7) | (14) | 2 |
| Net increase (decrease) in net assets resulting from operations | 8 | 78 | 5 | 1 |
| Changes from principal transactions: | | | | |
| Premiums | 69 | 1,921 | 18 | 219 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | (2) | (149) | (17) | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | (1) | — | — |
| Transfers between Divisions (including fixed account), net | (28) | (264) | (197) | (4) |
| Increase (decrease) in net assets derived from principal transactions | 39 | 1,507 | (196) | 215 |
| Total increase (decrease) in net assets | 47 | 1,585 | (191) | 216 |
| **Net assets at December 30, 2017** | $ 121 | $ 4,146 | $ — | $ 216 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Federated Kaufmann Fund II - Service Shares | Fidelity® VIP Strategic Income Portfolio - Service Class 2 | Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2 | Fidelity® VIP FundsManager 20% Portfolio - Service Class 2 |
|---|---|---|---|---|
| Net assets at January 1, 2016 | $ — | $ 486 | $ — | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 40 | — | 1 |
| Total realized gain (loss) on investments and capital gains distributions | — | 2 | — | — |
| Net unrealized appreciation (depreciation) of investments | — | 14 | 4 | — |
| Net increase (decrease) in net assets resulting from operations | — | 56 | 4 | 1 |
| Changes from principal transactions: | | | | |
| Premiums | — | 820 | 22 | 87 |
| Death Benefits | — | (23) | — | — |
| Surrenders and withdrawals | — | (31) | — | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | — | 48 | — | 11 |
| Increase (decrease) in net assets derived from principal transactions | — | 814 | 22 | 98 |
| Total increase (decrease) in net assets | — | 870 | 26 | 99 |
| **Net assets at December 31, 2016** | — | 1,356 | 26 | 99 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 94 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 33 | 4 | 1 |
| Net unrealized appreciation (depreciation) of investments | 1 | (12) | 8 | 5 |
| Net increase (decrease) in net assets resulting from operations | 1 | 115 | 12 | 6 |
| Changes from principal transactions: | | | | |
| Premiums | 6 | 1,628 | 179 | 1 |
| Death Benefits | — | — | — | (2) |
| Surrenders and withdrawals | — | (81) | — | (1) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | (1) | — | — |
| Transfers between Divisions (including fixed account), net | 4 | 685 | 83 | 20 |
| Increase (decrease) in net assets derived from principal transactions | 10 | 2,231 | 262 | 18 |
| Total increase (decrease) in net assets | 11 | 2,346 | 274 | 24 |
| **Net assets at December 30, 2017** | $ 11 | $ 3,702 | $ 300 | $ 123 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Fidelity® VIP FundsManager 60% Portfolio - Service Class 2 | Fidelity® VIP FundsManager 85% Portfolio - Service Class 2 | Franklin Small Cap Value VIP Fund - Class 2 | Franklin Strategic Income VIP Fund - Class 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ — | $ — | $ 8,883 | $ 259 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | — | (25) | 14 |
| Total realized gain (loss) on investments and capital gains distributions | — | — | 1,996 | — |
| Net unrealized appreciation (depreciation) of investments | — | — | 353 | 23 |
| Net increase (decrease) in net assets resulting from operations | 1 | — | 2,324 | 37 |
| Changes from principal transactions: | | | | |
| Premiums | 65 | 15 | 39 | 505 |
| Death Benefits | — | — | (195) | — |
| Surrenders and withdrawals | — | — | (702) | (32) |
| Contract Charges | — | — | (50) | — |
| Cost of insurance and administrative charges | — | — | (1) | — |
| Transfers between Divisions (including fixed account), net | — | — | (259) | 226 |
| Increase (decrease) in net assets derived from principal transactions | 65 | 15 | (1,168) | 699 |
| Total increase (decrease) in net assets | 66 | 15 | 1,156 | 736 |
| **Net assets at December 31, 2016** | 66 | 15 | 10,039 | 995 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | — | (54) | 33 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 1 | 1,341 | 10 |
| Net unrealized appreciation (depreciation) of investments | 5 | 3 | (454) | 6 |
| Net increase (decrease) in net assets resulting from operations | 13 | 4 | 833 | 49 |
| Changes from principal transactions: | | | | |
| Premiums | 315 | 22 | 44 | 185 |
| Death Benefits | — | — | (109) | — |
| Surrenders and withdrawals | (1) | — | (701) | (40) |
| Contract Charges | — | — | (47) | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 39 | 22 | (603) | 102 |
| Increase (decrease) in net assets derived from principal transactions | 353 | 44 | (1,416) | 247 |
| Total increase (decrease) in net assets | 366 | 48 | (583) | 296 |
| **Net assets at December 30, 2017** | $ 432 | $ 63 | $ 9,456 | $ 1,291 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2017 and 2016**
*(Dollars in thousands)*

| | Templeton Global Bond VIP Fund - Class 2 | Ivy VIP Advantus Real Estate Securities - Class II | Ivy VIP Small Cap Core - Class II | Ivy VIP Asset Strategy |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 728 | $ — | $ — | $ 280 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8) | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | — | — | — | (3) |
| Net unrealized appreciation (depreciation) of investments | 74 | — | — | (5) |
| Net increase (decrease) in net assets resulting from operations | 66 | — | — | (8) |
| Changes from principal transactions: | | | | |
| Premiums | 1,044 | — | — | 133 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | (86) | — | — | (14) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 136 | — | — | 86 |
| Increase (decrease) in net assets derived from principal transactions | 1,094 | — | — | 205 |
| Total increase (decrease) in net assets | 1,160 | — | — | 197 |
| **Net assets at December 31, 2016** | 1,888 | — | — | 477 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (19) | — | — | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 22 | 1 | — | 3 |
| Net unrealized appreciation (depreciation) of investments | (9) | 1 | 2 | 79 |
| Net increase (decrease) in net assets resulting from operations | (6) | 2 | 2 | 88 |
| Changes from principal transactions: | | | | |
| Premiums | 2,131 | 171 | 89 | 36 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | (224) | — | — | (34) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | (1) | — | — | — |
| Transfers between Divisions (including fixed account), net | 182 | 11 | 31 | 10 |
| Increase (decrease) in net assets derived from principal transactions | 2,088 | 182 | 120 | 12 |
| Total increase (decrease) in net assets | 2,082 | 184 | 122 | 100 |
| **Net assets at December 30, 2017** | $ 3,970 | $ 184 | $ 122 | $ 577 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Ivy VIP Balanced | Ivy VIP Energy | Ivy VIP High Income | Ivy VIP International Core Equity |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ — | $ 122 | $ 231 | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (1) | 31 | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 2 | (3) | — |
| Net unrealized appreciation (depreciation) of investments | 1 | 66 | 53 | — |
| Net increase (decrease) in net assets resulting from operations | 1 | 67 | 81 | — |
| Changes from principal transactions: | | | | |
| Premiums | 66 | 191 | 474 | 18 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | — | (8) | (26) | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | — | 13 | 177 | — |
| Increase (decrease) in net assets derived from principal transactions | 66 | 196 | 625 | 18 |
| Total increase (decrease) in net assets | 67 | 263 | 706 | 18 |
| **Net assets at December 31, 2016** | 67 | 385 | 937 | 18 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | — | 64 | — |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 31 | 18 | 1 |
| Net unrealized appreciation (depreciation) of investments | 21 | (91) | (12) | 1 |
| Net increase (decrease) in net assets resulting from operations | 30 | (60) | 70 | 2 |
| Changes from principal transactions: | | | | |
| Premiums | 462 | 225 | 363 | 6 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | (6) | (26) | (171) | (20) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 4 | (63) | 61 | — |
| Increase (decrease) in net assets derived from principal transactions | 460 | 136 | 253 | (14) |
| Total increase (decrease) in net assets | 490 | 76 | 323 | (12) |
| **Net assets at December 30, 2017** | $ 557 | $ 461 | $ 1,260 | $ 6 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
# SEPARATE ACCOUNT B
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2017 and 2016
### *(Dollars in thousands)*

| | Ivy VIP Mid Cap Growth | Ivy VIP Science and Technology | Ivy VIP Small Cap Growth | Janus Henderson Balanced Portfolio - Service Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 304 | $ 294 | $ 19 | $ 513 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (3) | — | 14 |
| Total realized gain (loss) on investments and capital gains distributions | 20 | 15 | 5 | 17 |
| Net unrealized appreciation (depreciation) of investments | 6 | 36 | 2 | 20 |
| Net increase (decrease) in net assets resulting from operations | 24 | 48 | 7 | 51 |
| Changes from principal transactions: | | | | |
| Premiums | 158 | 388 | 78 | 636 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | (17) | (35) | (4) | (90) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 37 | 27 | (5) | 71 |
| Increase (decrease) in net assets derived from principal transactions | 178 | 380 | 69 | 617 |
| Total increase (decrease) in net assets | 202 | 428 | 76 | 668 |
| **Net assets at December 31, 2016** | 506 | 722 | 95 | 1,181 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (6) | (1) | 16 |
| Total realized gain (loss) on investments and capital gains distributions | 23 | 106 | 4 | 14 |
| Net unrealized appreciation (depreciation) of investments | 109 | 140 | 33 | 281 |
| Net increase (decrease) in net assets resulting from operations | 129 | 240 | 36 | 311 |
| Changes from principal transactions: | | | | |
| Premiums | 25 | 103 | 236 | 1,367 |
| Death Benefits | (1) | — | — | — |
| Surrenders and withdrawals | (74) | (74) | (16) | (25) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | (1) |
| Transfers between Divisions (including fixed account), net | (4) | (57) | 37 | 310 |
| Increase (decrease) in net assets derived from principal transactions | (54) | (28) | 257 | 1,651 |
| Total increase (decrease) in net assets | 75 | 212 | 293 | 1,962 |
| **Net assets at December 30, 2017** | $ 581 | $ 934 | $ 388 | $ 3,143 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Janus Henderson Enterprise Portfolio - Institutional Shares | Janus Henderson Flexible Bond Portfolio - Service Shares | ClearBridge Variable Aggressive Growth Portfolio II | ClearBridge Variable Mid Cap Portfolio - Class II |
|---|---|---|---|---|
| Net assets at January 1, 2016 | $ — | $ 453 | $ — | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 24 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 1 | — | 1 |
| Net unrealized appreciation (depreciation) of investments | 2 | (35) | — | 2 |
| Net increase (decrease) in net assets resulting from operations | 2 | (10) | — | 3 |
| Changes from principal transactions: | | | | |
| Premiums | 182 | 1,071 | — | 27 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | (19) | (47) | — | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 23 | 119 | — | — |
| Increase (decrease) in net assets derived from principal transactions | 186 | 1,143 | — | 27 |
| Total increase (decrease) in net assets | 188 | 1,133 | — | 30 |
| **Net assets at December 31, 2016** | 188 | 1,586 | — | 30 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 31 | — | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 41 | — | 4 | 10 |
| Net unrealized appreciation (depreciation) of investments | 91 | 17 | (1) | (3) |
| Net increase (decrease) in net assets resulting from operations | 130 | 48 | 3 | 6 |
| Changes from principal transactions: | | | | |
| Premiums | 906 | 447 | 45 | 62 |
| Death Benefits | — | (16) | — | — |
| Surrenders and withdrawals | (25) | (202) | — | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | (1) | — | — |
| Transfers between Divisions (including fixed account), net | 387 | (286) | 16 | 19 |
| Increase (decrease) in net assets derived from principal transactions | 1,268 | (58) | 61 | 81 |
| Total increase (decrease) in net assets | 1,398 | (10) | 64 | 87 |
| **Net assets at December 30, 2017** | $ 1,586 | $ 1,576 | $ 64 | $ 117 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Western Asset Core Plus VIT Portfolio - Class I | MFS VIT II Strategic Income Portfolio - Service Class | MFS VIT Research Series Portfolio - Service Class | MFS VIT International Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 59 | $ — | $ — | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | — | — | 1 | — |
| Net unrealized appreciation (depreciation) of investments | 1 | — | — | — |
| Net increase (decrease) in net assets resulting from operations | 1 | — | 1 | — |
| Changes from principal transactions: | | | | |
| Premiums | — | — | 35 | — |
| Death Benefits | (24) | — | — | — |
| Surrenders and withdrawals | — | — | (2) | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | — | — | 8 | — |
| Increase (decrease) in net assets derived from principal transactions | (24) | — | 41 | — |
| Total increase (decrease) in net assets | (23) | — | 42 | — |
| **Net assets at December 31, 2016** | 36 | — | 42 | — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 4 | 1 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | — | — | 23 | — |
| Net unrealized appreciation (depreciation) of investments | 1 | (3) | 18 | 11 |
| Net increase (decrease) in net assets resulting from operations | 2 | 1 | 42 | 10 |
| Changes from principal transactions: | | | | |
| Premiums | — | 209 | 250 | 312 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | — | (1) | (2) | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | (1) | 70 | 15 | 39 |
| Increase (decrease) in net assets derived from principal transactions | (1) | 278 | 263 | 351 |
| Total increase (decrease) in net assets | 1 | 279 | 305 | 361 |
| **Net assets at December 30, 2017** | $ 37 | $ 279 | $ 347 | $ 361 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | MFS VIT Value Series - Service Class | MFS VIT III Global Real Estate Portfolio - Service Class | Oppenheimer Total Return Bond Fund/VA - Service Shares | Oppenheimer Main Street Fund®/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ — | $ — | $ — | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | — | — | — | — |
| Net unrealized appreciation (depreciation) of investments | — | — | — | — |
| Net increase (decrease) in net assets resulting from operations | — | — | — | — |
| Changes from principal transactions: | | | | |
| Premiums | — | — | — | — |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | — | — | — | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | — | — | — | — |
| Increase (decrease) in net assets derived from principal transactions | — | — | — | — |
| Total increase (decrease) in net assets | — | — | — | — |
| **Net assets at December 31, 2016** | — | — | — | — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | 1 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 2 | — | — |
| Net unrealized appreciation (depreciation) of investments | 6 | 21 | 1 | 11 |
| Net increase (decrease) in net assets resulting from operations | 7 | 23 | 2 | 10 |
| Changes from principal transactions: | | | | |
| Premiums | 201 | 416 | 206 | 457 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | — | — | (3) | (2) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 30 | 142 | 2 | 5 |
| Increase (decrease) in net assets derived from principal transactions | 231 | 558 | 205 | 460 |
| Total increase (decrease) in net assets | 238 | 581 | 207 | 470 |
| **Net assets at December 30, 2017** | $ 238 | $ 581 | $ 207 | $ 470 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2017 and 2016**
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA - Service Shares | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer International Growth Fund/VA - Service Shares | PIMCO All Asset Portfolio - Administrative Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 1,971 | $ — | $ 228 | $ 1 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (13) | — | 2 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 177 | — | 14 | — |
| Net unrealized appreciation (depreciation) of investments | 117 | (1) | (30) | 2 |
| Net increase (decrease) in net assets resulting from operations | 281 | (1) | (14) | 3 |
| Changes from principal transactions: | | | | |
| Premiums | 13 | 29 | 462 | 79 |
| Death Benefits | (44) | — | — | — |
| Surrenders and withdrawals | (135) | — | (6) | — |
| Contract Charges | (10) | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | (193) | — | 82 | — |
| Increase (decrease) in net assets derived from principal transactions | (369) | 29 | 538 | 79 |
| Total increase (decrease) in net assets | (88) | 28 | 524 | 82 |
| **Net assets at December 31, 2016** | 1,883 | 28 | 752 | 83 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | (1) | 5 | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 153 | 5 | 15 | 2 |
| Net unrealized appreciation (depreciation) of investments | 65 | 8 | 224 | 6 |
| Net increase (decrease) in net assets resulting from operations | 211 | 12 | 244 | 14 |
| Changes from principal transactions: | | | | |
| Premiums | 6 | 208 | 387 | 9 |
| Death Benefits | (47) | — | (1) | — |
| Surrenders and withdrawals | (248) | (3) | (18) | — |
| Contract Charges | (10) | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | (118) | 22 | 98 | 92 |
| Increase (decrease) in net assets derived from principal transactions | (417) | 227 | 466 | 101 |
| Total increase (decrease) in net assets | (206) | 239 | 710 | 115 |
| **Net assets at December 30, 2017** | $ 1,677 | $ 267 | $ 1,462 | $ 198 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | PIMCO Low Duration Portfolio - Administrative Class | PIMCO Real Return Portfolio - Administrative Class | PIMCO Short-Term Portfolio - Administrative Class | PIMCO Total Return Portfolio - Administrative Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 410 | $ 5,189 | $ 1,089 | $ 2,442 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 62 | 11 | 36 |
| Total realized gain (loss) on investments and capital gains distributions | (3) | (113) | 7 | (39) |
| Net unrealized appreciation (depreciation) of investments | 2 | 257 | (2) | 39 |
| Net increase (decrease) in net assets resulting from operations | 5 | 206 | 16 | 36 |
| Changes from principal transactions: | | | | |
| Premiums | 447 | 8 | 2,541 | 1,914 |
| Death Benefits | (32) | (117) | — | — |
| Surrenders and withdrawals | (15) | (447) | (1) | (105) |
| Contract Charges | — | (19) | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 120 | 237 | (1,137) | (1,416) |
| Increase (decrease) in net assets derived from principal transactions | 520 | (338) | 1,403 | 393 |
| Total increase (decrease) in net assets | 525 | (132) | 1,419 | 429 |
| **Net assets at December 31, 2016** | 935 | 5,057 | 2,508 | 2,871 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 65 | 25 | 44 |
| Total realized gain (loss) on investments and capital gains distributions | (3) | (149) | 6 | (3) |
| Net unrealized appreciation (depreciation) of investments | 1 | 208 | 12 | 75 |
| Net increase (decrease) in net assets resulting from operations | 5 | 124 | 43 | 116 |
| Changes from principal transactions: | | | | |
| Premiums | 875 | 2 | 2,158 | 5,292 |
| Death Benefits | — | (166) | — | — |
| Surrenders and withdrawals | (66) | (395) | (230) | (553) |
| Contract Charges | — | (18) | — | — |
| Cost of insurance and administrative charges | — | — | (1) | (1) |
| Transfers between Divisions (including fixed account), net | (86) | (16) | (1,757) | (1,069) |
| Increase (decrease) in net assets derived from principal transactions | 723 | (593) | 170 | 3,669 |
| Total increase (decrease) in net assets | 728 | (469) | 213 | 3,785 |
| **Net assets at December 30, 2017** | $ 1,663 | $ 4,588 | $ 2,721 | $ 6,656 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | ProFund VP Bull | ProFund VP Europe 30 | ProFund VP Rising Rates Opportunity | Putnam VT American Government Income Fund - Class 1B |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2016** | $ 9,068 | $ 3,423 | $ 2,943 | $ 121 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (155) | 37 | (44) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 563 | (94) | (1,269) | (1) |
| Net unrealized appreciation (depreciation) of investments | 213 | 233 | 1,115 | (7) |
| Net increase (decrease) in net assets resulting from operations | 621 | 176 | (198) | (7) |
| Changes from principal transactions: | | | | |
| Premiums | 1 | — | (1) | 556 |
| Death Benefits | (158) | (98) | (36) | — |
| Surrenders and withdrawals | (1,031) | (324) | (342) | (21) |
| Contract Charges | (66) | (27) | (18) | — |
| Cost of insurance and administrative charges | (4) | (1) | (1) | — |
| Transfers between Divisions (including fixed account), net | (92) | (48) | 174 | 70 |
| Increase (decrease) in net assets derived from principal transactions | (1,350) | (498) | (224) | 605 |
| Total increase (decrease) in net assets | (729) | (322) | (422) | 598 |
| **Net assets at December 31, 2016** | 8,339 | 3,101 | 2,521 | 719 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (152) | (3) | (38) | 11 |
| Total realized gain (loss) on investments and capital gains distributions | 880 | 35 | (1,047) | (2) |
| Net unrealized appreciation (depreciation) of investments | 605 | 470 | 780 | — |
| Net increase (decrease) in net assets resulting from operations | 1,333 | 502 | (305) | 9 |
| Changes from principal transactions: | | | | |
| Premiums | 231 | 266 | 117 | 393 |
| Death Benefits | (189) | (48) | (37) | — |
| Surrenders and withdrawals | (1,706) | (1,309) | (627) | (59) |
| Contract Charges | (58) | (25) | (15) | — |
| Cost of insurance and administrative charges | (4) | (1) | (1) | — |
| Transfers between Divisions (including fixed account), net | (73) | (91) | 65 | (115) |
| Increase (decrease) in net assets derived from principal transactions | (1,799) | (1,208) | (498) | 219 |
| Total increase (decrease) in net assets | (466) | (706) | (803) | 228 |
| **Net assets at December 30, 2017** | $ 7,873 | $ 2,395 | $ 1,718 | $ 947 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA INSURANCE AND ANNUITY COMPANY**
**SEPARATE ACCOUNT B**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2017 and 2016**
*(Dollars in thousands)*

| | Putnam VT Income Fund - Class 1B | Putnam VT International Equity Fund - Class 1B | Putnam VT International Value Fund - Class 1B | Putnam VT Investors Fund - Class 1B |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 323 | $ — | $ — | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | (1) | — | — | 3 |
| Net unrealized appreciation (depreciation) of investments | (11) | — | — | 4 |
| Net increase (decrease) in net assets resulting from operations | 4 | — | — | 7 |
| Changes from principal transactions: | | | | |
| Premiums | 362 | 4 | 8 | 68 |
| Death Benefits | — | — | — | — |
| Surrenders and withdrawals | (16) | — | — | — |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 178 | — | — | 25 |
| Increase (decrease) in net assets derived from principal transactions | 524 | 4 | 8 | 93 |
| Total increase (decrease) in net assets | 528 | 4 | 8 | 100 |
| **Net assets at December 31, 2016** | 851 | 4 | 8 | 100 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 33 | — | — | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (11) | — | — | 10 |
| Net unrealized appreciation (depreciation) of investments | 20 | 4 | 1 | 21 |
| Net increase (decrease) in net assets resulting from operations | 42 | 4 | 1 | 32 |
| Changes from principal transactions: | | | | |
| Premiums | 229 | 2 | 2 | 40 |
| Death Benefits | — | — | (1) | — |
| Surrenders and withdrawals | (241) | (1) | — | (2) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | 23 | 32 | (1) | 26 |
| Increase (decrease) in net assets derived from principal transactions | 11 | 33 | — | 64 |
| Total increase (decrease) in net assets | 53 | 37 | 1 | 96 |
| **Net assets at December 30, 2017** | $ 904 | $ 41 | $ 9 | $ 196 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Putnam VT Small Cap Value Fund - Class 1B | T. Rowe Price Blue Chip Growth Portfolio - II | T. Rowe Price Health Sciences Portfolio - II | MFS VIT Utilities Series Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 78 | $ 558 | $ 1,118 | $ 45 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (9) | (10) | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 5 | (53) | 8 |
| Net unrealized appreciation (depreciation) of investments | 18 | 117 | (69) | (6) |
| Net increase (decrease) in net assets resulting from operations | 26 | 113 | (132) | 8 |
| Changes from principal transactions: | | | | |
| Premiums | 42 | 1,515 | 1,202 | 178 |
| Death Benefits | — | (23) | — | — |
| Surrenders and withdrawals | — | (87) | (118) | (6) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | (11) | 56 | (13) | 5 |
| Increase (decrease) in net assets derived from principal transactions | 31 | 1,461 | 1,071 | 177 |
| Total increase (decrease) in net assets | 57 | 1,574 | 939 | 185 |
| **Net assets at December 31, 2016** | 135 | 2,132 | 2,057 | 230 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (20) | (21) | 16 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 101 | 143 | 6 |
| Net unrealized appreciation (depreciation) of investments | 2 | 788 | 505 | 16 |
| Net increase (decrease) in net assets resulting from operations | 12 | 869 | 627 | 38 |
| Changes from principal transactions: | | | | |
| Premiums | 33 | 1,203 | 1,809 | 805 |
| Death Benefits | — | (30) | (22) | — |
| Surrenders and withdrawals | (11) | (126) | (176) | (19) |
| Contract Charges | — | — | — | — |
| Cost of insurance and administrative charges | — | (1) | (1) | — |
| Transfers between Divisions (including fixed account), net | 31 | 592 | 117 | 20 |
| Increase (decrease) in net assets derived from principal transactions | 53 | 1,638 | 1,727 | 806 |
| Total increase (decrease) in net assets | 65 | 2,507 | 2,354 | 844 |
| **Net assets at December 30, 2017** | $ 200 | $ 4,639 | $ 4,411 | $ 1,074 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Balanced Portfolio - Class S | Voya Intermediate Bond Portfolio - Class A | Voya Intermediate Bond Portfolio - Class S | Voya Global Perspectives® Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 3,484 | $ 861 | $ 2,974,758 | $ 152,601 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | 31 | 11,591 | 1,164 |
| Total realized gain (loss) on investments and capital gains distributions | 68 | 22 | 28,925 | (1,079) |
| Net unrealized appreciation (depreciation) of investments | 124 | (43) | 36,805 | 6,828 |
| Net increase (decrease) in net assets resulting from operations | 205 | 10 | 77,321 | 6,913 |
| Changes from principal transactions: | | | | |
| Premiums | 4 | 2,317 | 12,277 | 1,045 |
| Death Benefits | (89) | (23) | (42,265) | (1,037) |
| Surrenders and withdrawals | (324) | (16) | (311,657) | (18,702) |
| Contract Charges | (7) | — | (24,608) | (1,482) |
| Cost of insurance and administrative charges | — | — | (511) | (24) |
| Transfers between Divisions (including fixed account), net | (18) | 6 | 20,973 | (1,504) |
| Increase (decrease) in net assets derived from principal transactions | (434) | 2,284 | (345,791) | (21,704) |
| Total increase (decrease) in net assets | (229) | 2,294 | (268,470) | (14,791) |
| **Net assets at December 31, 2016** | 3,255 | 3,155 | 2,706,288 | 137,810 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 40 | 73 | 36,577 | 1,085 |
| Total realized gain (loss) on investments and capital gains distributions | 440 | (15) | 892 | 1,058 |
| Net unrealized appreciation (depreciation) of investments | (82) | 55 | 40,617 | 13,354 |
| Net increase (decrease) in net assets resulting from operations | 398 | 113 | 78,086 | 15,497 |
| Changes from principal transactions: | | | | |
| Premiums | 287 | 2,415 | 56,712 | 4,409 |
| Death Benefits | (3) | — | (41,294) | (1,578) |
| Surrenders and withdrawals | (837) | (254) | (440,840) | (26,275) |
| Contract Charges | (7) | — | (20,658) | (1,225) |
| Cost of insurance and administrative charges | — | (1) | (425) | (22) |
| Transfers between Divisions (including fixed account), net | (39) | (1,379) | 83,409 | (7,530) |
| Increase (decrease) in net assets derived from principal transactions | (599) | 781 | (363,096) | (32,221) |
| Total increase (decrease) in net assets | (201) | 894 | (285,010) | (16,724) |
| **Net assets at December 30, 2017** | $ 3,054 | $ 4,049 | $ 2,421,278 | $ 121,086 |

*The accompanying notes are an integral part of these financial statements.*

## VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Government Liquid Assets Portfolio - Service Class | Voya Government Liquid Assets Portfolio - Service 2 Class | Voya High Yield Portfolio - Adviser Class | Voya High Yield Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 503,179 | $ 9,975 | $ 24 | $ 358,773 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8,118) | (168) | 11 | 17,698 |
| Total realized gain (loss) on investments and capital gains distributions | 431 | 10 | — | (2,342) |
| Net unrealized appreciation (depreciation) of investments | — | — | 11 | 27,547 |
| Net increase (decrease) in net assets resulting from operations | (7,687) | (158) | 22 | 42,903 |
| Changes from principal transactions: | | | | |
| Premiums | 8,009 | 6,253 | 266 | 1,108 |
| Death Benefits | (14,285) | (113) | — | (7,762) |
| Surrenders and withdrawals | (161,607) | (6,901) | (3) | (46,585) |
| Contract Charges | (3,354) | (67) | — | (2,366) |
| Cost of insurance and administrative charges | (179) | (3) | — | (78) |
| Transfers between Divisions (including fixed account), net | 122,892 | 1,130 | 86 | 20,195 |
| Increase (decrease) in net assets derived from principal transactions | (48,524) | 299 | 349 | (35,488) |
| Total increase (decrease) in net assets | (56,211) | 141 | 371 | 7,415 |
| **Net assets at December 31, 2016** | 446,968 | 10,116 | 395 | 366,188 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5,005) | (111) | 32 | 16,863 |
| Total realized gain (loss) on investments and capital gains distributions | 83 | 2 | 11 | (2,703) |
| Net unrealized appreciation (depreciation) of investments | — | — | (17) | 559 |
| Net increase (decrease) in net assets resulting from operations | (4,922) | (109) | 26 | 14,719 |
| Changes from principal transactions: | | | | |
| Premiums | 26,258 | 8,443 | 421 | 11,557 |
| Death Benefits | (13,581) | (167) | — | (8,278) |
| Surrenders and withdrawals | (224,388) | (6,407) | (48) | (78,930) |
| Contract Charges | (2,623) | (47) | — | (2,087) |
| Cost of insurance and administrative charges | (153) | (3) | — | (70) |
| Transfers between Divisions (including fixed account), net | 108,763 | (530) | 102 | 524 |
| Increase (decrease) in net assets derived from principal transactions | (105,724) | 1,289 | 475 | (77,284) |
| Total increase (decrease) in net assets | (110,646) | 1,180 | 501 | (62,565) |
| **Net assets at December 30, 2017** | $ 336,322 | $ 11,296 | $ 896 | $ 303,623 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Large Cap Growth Portfolio - Adviser Class | Voya Large Cap Growth Portfolio - Institutional Class | Voya Large Cap Growth Portfolio - Service Class | Voya Large Cap Growth Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 1,851,133 | $ 79 | $ 1,592,102 | $ 16,548 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (29,761) | (1) | (20,688) | (261) |
| Total realized gain (loss) on investments and capital gains distributions | 295,359 | 10 | 205,276 | 1,880 |
| Net unrealized appreciation (depreciation) of investments | (243,080) | (7) | (160,751) | (1,396) |
| Net increase (decrease) in net assets resulting from operations | 22,518 | 2 | 23,837 | 223 |
| Changes from principal transactions: | | | | |
| Premiums | 6,935 | (1) | 276 | (2) |
| Death Benefits | (25,860) | — | (23,318) | (360) |
| Surrenders and withdrawals | (192,915) | (1) | (157,096) | (1,641) |
| Contract Charges | (13,742) | — | (10,425) | (140) |
| Cost of insurance and administrative charges | (307) | — | (333) | (3) |
| Transfers between Divisions (including fixed account), net | (32,599) | 1 | (52,110) | (172) |
| Increase (decrease) in net assets derived from principal transactions | (258,488) | (1) | (243,006) | (2,318) |
| Total increase (decrease) in net assets | (235,970) | 1 | (219,169) | (2,095) |
| **Net assets at December 31, 2016** | 1,615,163 | 80 | 1,372,933 | 14,453 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (27,391) | — | (18,200) | (235) |
| Total realized gain (loss) on investments and capital gains distributions | 235,374 | 6 | 109,570 | 1,179 |
| Net unrealized appreciation (depreciation) of investments | 181,514 | 16 | 243,424 | 2,613 |
| Net increase (decrease) in net assets resulting from operations | 389,497 | 22 | 334,794 | 3,557 |
| Changes from principal transactions: | | | | |
| Premiums | 49,258 | (2) | 32,640 | 470 |
| Death Benefits | (27,088) | — | (23,923) | (172) |
| Surrenders and withdrawals | (377,147) | — | (310,395) | (3,488) |
| Contract Charges | (12,227) | — | (9,166) | (128) |
| Cost of insurance and administrative charges | (281) | — | (301) | (3) |
| Transfers between Divisions (including fixed account), net | (43,780) | — | (47,813) | (185) |
| Increase (decrease) in net assets derived from principal transactions | (411,265) | (2) | (358,958) | (3,506) |
| Total increase (decrease) in net assets | (21,768) | 20 | (24,164) | 51 |
| **Net assets at December 30, 2017** | $ 1,593,395 | $ 100 | $ 1,348,769 | $ 14,504 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Service Class | Voya Limited Maturity Bond Portfolio - Service Class | Voya Multi-Manager Large Cap Core Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2016 | $ 101 | $ 945,068 | $ 34,939 | $ 59,262 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 3,419 | (130) | 87 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 4 | 35,264 | 122 | 4,956 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 18 | 56,722 | (95) | (1,577) |
| Net increase (decrease) in net assets resulting from | | | | |
| operations | 26 | 95,405 | (103) | 3,466 |
| Changes from principal transactions: | | | | |
| Premiums | 180 | 3,602 | 1 | 272 |
| Death Benefits | — | (15,606) | (1,230) | (1,074) |
| Surrenders and withdrawals | (10) | (107,194) | (3,147) | (6,584) |
| Contract Charges | — | (6,696) | (48) | (439) |
| Cost of insurance and administrative charges | — | (212) | (15) | (11) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 1 | (29,976) | (280) | 374 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 171 | (156,082) | (4,719) | (7,462) |
| Total increase (decrease) in net assets | 197 | (60,677) | (4,822) | (3,996) |
| **Net assets at December 31, 2016** | 298 | 884,391 | 30,117 | 55,266 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 2,428 | 20 | (547) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2 | 12,149 | (314) | 5,373 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 38 | 73,570 | 184 | 5,025 |
| Net increase (decrease) in net assets resulting from | | | | |
| operations | 45 | 88,147 | (110) | 9,851 |
| Changes from principal transactions: | | | | |
| Premiums | 82 | 26,554 | 102 | 1,381 |
| Death Benefits | — | (15,459) | (1,863) | (398) |
| Surrenders and withdrawals | (6) | (194,787) | (2,982) | (12,375) |
| Contract Charges | — | (5,736) | (35) | (399) |
| Cost of insurance and administrative charges | — | (196) | (12) | (10) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 28 | (24,126) | (106) | (1,453) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 104 | (213,750) | (4,896) | (13,254) |
| Total increase (decrease) in net assets | 149 | (125,603) | (5,006) | (3,403) |
| **Net assets at December 30, 2017** | $ 447 | $ 758,788 | $ 25,111 | $ 51,863 |

*The accompanying notes are an integral part of these financial statements.*

117

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Retirement Conservative Portfolio - Adviser Class | Voya Retirement Growth Portfolio - Adviser Class | Voya Retirement Moderate Growth Portfolio - Adviser Class | Voya Retirement Moderate Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 392,007 | $ 3,468,340 | $ 2,378,233 | $ 1,263,660 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (880) | 15,064 | 9,286 | 2,676 |
| Total realized gain (loss) on investments and capital gains distributions | 9,487 | 327,260 | 278,882 | 87,174 |
| Net unrealized appreciation (depreciation) of investments | 3,176 | (170,856) | (180,720) | (42,454) |
| Net increase (decrease) in net assets resulting from operations | 11,783 | 171,468 | 107,448 | 47,396 |
| Changes from principal transactions: | | | | |
| Premiums | 2,807 | 13,666 | 13,895 | 7,047 |
| Death Benefits | (7,601) | (45,056) | (43,330) | (27,366) |
| Surrenders and withdrawals | (52,233) | (367,581) | (250,894) | (140,166) |
| Contract Charges | (3,697) | (32,337) | (19,130) | (10,135) |
| Cost of insurance and administrative charges | (77) | (889) | (490) | (260) |
| Transfers between Divisions (including fixed account), net | 66,102 | (60,090) | (42,993) | 586 |
| Increase (decrease) in net assets derived from principal transactions | 5,301 | (492,287) | (342,942) | (170,294) |
| Total increase (decrease) in net assets | 17,084 | (320,819) | (235,494) | (122,898) |
| **Net assets at December 31, 2016** | 409,091 | 3,147,521 | 2,142,739 | 1,140,762 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,336) | (283) | 168 | (1,176) |
| Total realized gain (loss) on investments and capital gains distributions | 5,938 | 444,877 | 254,962 | 95,764 |
| Net unrealized appreciation (depreciation) of investments | 17,456 | (27,016) | (8,977) | 9,336 |
| Net increase (decrease) in net assets resulting from operations | 22,058 | 417,578 | 246,153 | 103,924 |
| Changes from principal transactions: | | | | |
| Premiums | 14,731 | 153,055 | 70,647 | 30,370 |
| Death Benefits | (8,089) | (42,039) | (49,585) | (25,219) |
| Surrenders and withdrawals | (83,474) | (737,024) | (408,106) | (191,115) |
| Contract Charges | (3,358) | (28,441) | (16,731) | (8,881) |
| Cost of insurance and administrative charges | (70) | (817) | (443) | (234) |
| Transfers between Divisions (including fixed account), net | 6,588 | (24,470) | (10,907) | (4,094) |
| Increase (decrease) in net assets derived from principal transactions | (73,672) | (679,736) | (415,125) | (199,173) |
| Total increase (decrease) in net assets | (51,614) | (262,158) | (168,972) | (95,249) |
| **Net assets at December 30, 2017** | $ 357,477 | $ 2,885,363 | $ 1,973,767 | $ 1,045,513 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | VY® BlackRock Inflation Protected Bond Portfolio - Service Class | VY® Clarion Global Real Estate Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 215 | $ 195,137 | $ 145 | $ 96,023 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (3,284) | 1 | (542) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | (7,772) | 2 | 6,732 |
| Net unrealized appreciation (depreciation) of investments | 2 | 14,631 | (21) | (6,841) |
| Net increase (decrease) in net assets resulting from operations | 3 | 3,575 | (18) | (651) |
| Changes from principal transactions: | | | | |
| Premiums | 297 | 695 | 468 | 43 |
| Death Benefits | (22) | (4,098) | — | (932) |
| Surrenders and withdrawals | (11) | (24,204) | (5) | (9,015) |
| Contract Charges | — | (1,666) | — | (757) |
| Cost of insurance and administrative charges | — | (34) | — | (16) |
| Transfers between Divisions (including fixed account), net | 22 | 14,740 | 26 | (3,080) |
| Increase (decrease) in net assets derived from principal transactions | 286 | (14,567) | 489 | (13,757) |
| Total increase (decrease) in net assets | 289 | (10,992) | 471 | (14,408) |
| **Net assets at December 31, 2016** | 504 | 184,145 | 616 | 81,615 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (830) | 13 | 1,410 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | (5,584) | 8 | 9,676 |
| Net unrealized appreciation (depreciation) of investments | 7 | 7,625 | 23 | (4,812) |
| Net increase (decrease) in net assets resulting from operations | 9 | 1,211 | 44 | 6,274 |
| Changes from principal transactions: | | | | |
| Premiums | 169 | 5,059 | 38 | 2,504 |
| Death Benefits | — | (2,309) | — | (841) |
| Surrenders and withdrawals | (44) | (32,536) | (23) | (16,782) |
| Contract Charges | — | (1,414) | — | (606) |
| Cost of insurance and administrative charges | — | (29) | — | (13) |
| Transfers between Divisions (including fixed account), net | 87 | 444 | (308) | (93) |
| Increase (decrease) in net assets derived from principal transactions | 212 | (30,785) | (293) | (15,831) |
| Total increase (decrease) in net assets | 221 | (29,574) | (249) | (9,557) |
| **Net assets at December 30, 2017** | $ 725 | $ 154,571 | $ 367 | $ 72,058 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® Clarion Global Real Estate Portfolio - Service 2 Class | VY® Clarion Real Estate Portfolio - Adviser Class | VY® Clarion Real Estate Portfolio - Service Class | VY® Clarion Real Estate Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 1,206 | $ 83 | $ 214,739 | $ 17,040 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (11) | 3 | (429) | (68) |
| Total realized gain (loss) on investments and capital gains distributions | 122 | 10 | 18,355 | 1,418 |
| Net unrealized appreciation (depreciation) of investments | (126) | (8) | (12,693) | (997) |
| Net increase (decrease) in net assets resulting from operations | (15) | 5 | 5,233 | 353 |
| Changes from principal transactions: | | | | |
| Premiums | 1 | 522 | 62 | (3) |
| Death Benefits | (5) | — | (3,664) | (443) |
| Surrenders and withdrawals | (185) | (10) | (28,018) | (2,109) |
| Contract Charges | (13) | — | (1,297) | (155) |
| Cost of insurance and administrative charges | — | — | (69) | (4) |
| Transfers between Divisions (including fixed account), net | (10) | (11) | (4,142) | (95) |
| Increase (decrease) in net assets derived from principal transactions | (212) | 501 | (37,128) | (2,809) |
| Total increase (decrease) in net assets | (227) | 506 | (31,895) | (2,456) |
| **Net assets at December 31, 2016** | 979 | 589 | 182,844 | 14,584 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 14 | 10 | 547 | 17 |
| Total realized gain (loss) on investments and capital gains distributions | 91 | 7 | 28,203 | 1,772 |
| Net unrealized appreciation (depreciation) of investments | (29) | 11 | (23,566) | (1,374) |
| Net increase (decrease) in net assets resulting from operations | 76 | 28 | 5,184 | 415 |
| Changes from principal transactions: | | | | |
| Premiums | 41 | 130 | 5,630 | 428 |
| Death Benefits | (3) | — | (4,168) | (99) |
| Surrenders and withdrawals | (204) | (22) | (49,469) | (3,542) |
| Contract Charges | (10) | — | (978) | (124) |
| Cost of insurance and administrative charges | — | — | (58) | (3) |
| Transfers between Divisions (including fixed account), net | 23 | 6 | (756) | 249 |
| Increase (decrease) in net assets derived from principal transactions | (153) | 114 | (49,799) | (3,091) |
| Total increase (decrease) in net assets | (77) | 142 | (44,615) | (2,676) |
| **Net assets at December 30, 2017** | $ 902 | $ 731 | $ 138,229 | $ 11,908 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® FMR® Diversified Mid Cap Portfolio - Adviser Class | VY® FMR® Diversified Mid Cap Portfolio - Service Class | VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class | VY® Franklin Income Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 43 | $ 522,656 | $ 26,350 | $ 265 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (5,873) | (349) | 20 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 13 | 43,414 | 2,225 | 2 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 11 | 7,638 | 348 | 30 |
| Net increase (decrease) in net assets resulting from | | | | |
| operations | 23 | 45,179 | 2,224 | 52 |
| Changes from principal transactions: | | | | |
| Premiums | 159 | 1,839 | 8 | 185 |
| Death Benefits | (11) | (10,022) | (373) | — |
| Surrenders and withdrawals | (4) | (53,750) | (3,797) | (25) |
| Contract Charges | — | (3,093) | (226) | — |
| Cost of insurance and administrative charges | — | (134) | (5) | — |
| Transfers between Divisions | | | | |
| (including fixed account), net | 8 | (15,387) | (384) | (6) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 152 | (80,547) | (4,777) | 154 |
| Total increase (decrease) in net assets | 175 | (35,368) | (2,553) | 206 |
| **Net assets at December 31, 2016** | 218 | 487,288 | 23,797 | 471 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (2,896) | (164) | 30 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 31 | 71,666 | 2,810 | 20 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (9) | (24,220) | (506) | 38 |
| Net increase (decrease) in net assets resulting from | | | | |
| operations | 21 | 44,550 | 2,140 | 88 |
| Changes from principal transactions: | | | | |
| Premiums | 28 | 6,122 | 276 | 1,004 |
| Death Benefits | — | (6,511) | (42) | — |
| Surrenders and withdrawals | (3) | (42,476) | (2,449) | (100) |
| Contract Charges | — | (1,525) | (107) | — |
| Cost of insurance and administrative charges | — | (71) | (2) | — |
| Transfers between Divisions | | | | |
| (including fixed account), net | (264) | (487,377) | (23,613) | 649 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (239) | (531,838) | (25,937) | 1,553 |
| Total increase (decrease) in net assets | (218) | (487,288) | (23,797) | 1,641 |
| **Net assets at December 30, 2017** | $ — | $ — | $ — | $ 2,112 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® Franklin Income Portfolio - Service Class | VY® Franklin Income Portfolio - Service 2 Class | VY® Invesco Growth and Income Portfolio - Adviser Class | VY® Invesco Growth and Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 391,639 | $ 7,767 | $ 136 | $ 357,745 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 18,060 | 356 | 3 | 1,838 |
| Total realized gain (loss) on investments and capital gains distributions | 11,183 | 75 | 25 | 48,151 |
| Net unrealized appreciation (depreciation) of investments | 19,146 | 536 | 29 | 7,646 |
| Net increase (decrease) in net assets resulting from operations | 48,389 | 967 | 57 | 57,635 |
| Changes from principal transactions: | | | | |
| Premiums | 1,553 | — | 162 | 1,186 |
| Death Benefits | (6,722) | (173) | — | (12,986) |
| Surrenders and withdrawals | (47,805) | (1,103) | (8) | (37,882) |
| Contract Charges | (2,806) | (78) | — | (1,641) |
| Cost of insurance and administrative charges | (73) | (1) | — | (87) |
| Transfers between Divisions (including fixed account), net | 4,093 | 324 | 1 | 30,660 |
| Increase (decrease) in net assets derived from principal transactions | (51,760) | (1,031) | 155 | (20,750) |
| Total increase (decrease) in net assets | (3,371) | (64) | 212 | 36,885 |
| **Net assets at December 31, 2016** | 388,268 | 7,703 | 348 | 394,630 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9,538 | 175 | 11 | 939 |
| Total realized gain (loss) on investments and capital gains distributions | 12,775 | 321 | 53 | 58,119 |
| Net unrealized appreciation (depreciation) of investments | 7,395 | 47 | 36 | (17,526) |
| Net increase (decrease) in net assets resulting from operations | 29,708 | 543 | 100 | 41,532 |
| Changes from principal transactions: | | | | |
| Premiums | 12,694 | 456 | 390 | 9,126 |
| Death Benefits | (6,881) | (209) | — | (10,554) |
| Surrenders and withdrawals | (83,391) | (2,697) | (27) | (72,010) |
| Contract Charges | (2,487) | (66) | — | (1,711) |
| Cost of insurance and administrative charges | (68) | (1) | — | (92) |
| Transfers between Divisions (including fixed account), net | 2,073 | (341) | 344 | (5,272) |
| Increase (decrease) in net assets derived from principal transactions | (78,060) | (2,858) | 707 | (80,513) |
| Total increase (decrease) in net assets | (48,352) | (2,315) | 807 | (38,981) |
| **Net assets at December 30, 2017** | $ 339,916 | $ 5,388 | $ 1,155 | $ 355,649 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® Invesco Growth and Income Portfolio - Service 2 Class | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 37,776 | $ 57 | $ 311,161 | $ 13,503 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 116 | — | (1,787) | (109) |
| Total realized gain (loss) on investments and capital gains distributions | 3,188 | — | (7,423) | (1,511) |
| Net unrealized appreciation (depreciation) of investments | 2,725 | 13 | 42,288 | 3,030 |
| Net increase (decrease) in net assets resulting from operations | 6,029 | 13 | 33,078 | 1,410 |
| Changes from principal transactions: | | | | |
| Premiums | 52 | 145 | 1,045 | (3) |
| Death Benefits | (376) | — | (3,764) | (154) |
| Surrenders and withdrawals | (5,683) | — | (34,835) | (2,013) |
| Contract Charges | (308) | — | (2,776) | (134) |
| Cost of insurance and administrative charges | (6) | — | (68) | (3) |
| Transfers between Divisions (including fixed account), net | (203) | 74 | 1,463 | (414) |
| Increase (decrease) in net assets derived from principal transactions | (6,524) | 219 | (38,935) | (2,721) |
| Total increase (decrease) in net assets | (495) | 232 | (5,857) | (1,311) |
| **Net assets at December 31, 2016** | 37,281 | 289 | 305,304 | 12,192 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | (5) | (4,486) | (196) |
| Total realized gain (loss) on investments and capital gains distributions | 4,145 | 14 | (7,739) | 739 |
| Net unrealized appreciation (depreciation) of investments | (394) | 270 | 129,117 | 3,787 |
| Net increase (decrease) in net assets resulting from operations | 3,756 | 279 | 116,892 | 4,330 |
| Changes from principal transactions: | | | | |
| Premiums | 901 | 859 | 15,043 | 597 |
| Death Benefits | (899) | — | (4,506) | (114) |
| Surrenders and withdrawals | (9,003) | (7) | (85,394) | (4,474) |
| Contract Charges | (273) | — | (2,802) | (119) |
| Cost of insurance and administrative charges | (6) | — | (68) | (2) |
| Transfers between Divisions (including fixed account), net | (120) | 449 | 21,899 | (327) |
| Increase (decrease) in net assets derived from principal transactions | (9,400) | 1,301 | (55,828) | (4,439) |
| Total increase (decrease) in net assets | (5,644) | 1,580 | 61,064 | (109) |
| **Net assets at December 30, 2017** | $ 31,637 | $ 1,869 | $ 366,368 | $ 12,083 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 168 | $ 262,680 | $ 28,391 | $ 105 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (3,155) | (411) | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 27 | 35,083 | 3,639 | 54 |
| Net unrealized appreciation (depreciation) of investments | 43 | 12,923 | 1,636 | (49) |
| Net increase (decrease) in net assets resulting from operations | 69 | 44,851 | 4,864 | 8 |
| Changes from principal transactions: | | | | |
| Premiums | 225 | 916 | (4) | 513 |
| Death Benefits | — | (3,259) | (448) | — |
| Surrenders and withdrawals | (22) | (32,563) | (4,023) | (33) |
| Contract Charges | — | (2,154) | (259) | — |
| Cost of insurance and administrative charges | — | (41) | (6) | — |
| Transfers between Divisions (including fixed account), net | (11) | 1,043 | (341) | 418 |
| Increase (decrease) in net assets derived from principal transactions | 192 | (36,058) | (5,081) | 898 |
| Total increase (decrease) in net assets | 261 | 8,793 | (217) | 906 |
| **Net assets at December 31, 2016** | 429 | 271,473 | 28,174 | 1,011 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (3,306) | (404) | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 43 | 33,557 | 3,901 | 92 |
| Net unrealized appreciation (depreciation) of investments | 60 | 1,909 | (205) | 203 |
| Net increase (decrease) in net assets resulting from operations | 99 | 32,160 | 3,292 | 299 |
| Changes from principal transactions: | | | | |
| Premiums | 465 | 9,783 | 732 | 771 |
| Death Benefits | — | (3,410) | (292) | — |
| Surrenders and withdrawals | (20) | (67,529) | (7,026) | (40) |
| Contract Charges | — | (2,007) | (236) | — |
| Cost of insurance and administrative charges | — | (41) | (5) | — |
| Transfers between Divisions (including fixed account), net | 161 | (6,175) | (570) | (160) |
| Increase (decrease) in net assets derived from principal transactions | 606 | (69,379) | (7,397) | 571 |
| Total increase (decrease) in net assets | 705 | (37,219) | (4,105) | 870 |
| **Net assets at December 30, 2017** | $ 1,134 | $ 234,254 | $ 24,069 | $ 1,881 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® Morgan Stanley Global Franchise Portfolio - Service Class | VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 313,634 | $ 49,185 | $ 5,827 | $ 2,707,496 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,628) | (364) | 127 | (11,873) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 32,465 | 4,229 | 1,180 | 247,531 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (20,635) | (2,361) | (480) | (72,570) |
| Net increase (decrease) in net assets resulting from | | | | |
| operations | 10,202 | 1,504 | 827 | 163,088 |
| Changes from principal transactions: | | | | |
| Premiums | 1,187 | 152 | 12,386 | 18,392 |
| Death Benefits | (4,226) | (654) | — | (42,873) |
| Surrenders and withdrawals | (34,920) | (5,975) | (855) | (293,385) |
| Contract Charges | (2,509) | (420) | — | (19,573) |
| Cost of insurance and administrative charges | (57) | (9) | (3) | (491) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 10,557 | (366) | 1,417 | 111,869 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (29,968) | (7,272) | 12,945 | (226,061) |
| Total increase (decrease) in net assets | (19,766) | (5,768) | 13,772 | (62,973) |
| **Net assets at December 31, 2016** | 293,868 | 43,417 | 19,599 | 2,644,523 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,741) | (365) | 123 | (15,784) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 27,543 | 7,353 | 1,314 | 251,080 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 36,296 | 2,356 | 1,781 | 90,166 |
| Net increase (decrease) in net assets resulting from | | | | |
| operations | 62,098 | 9,344 | 3,218 | 325,462 |
| Changes from principal transactions: | | | | |
| Premiums | 9,875 | 1,460 | 11,830 | 62,455 |
| Death Benefits | (4,011) | (967) | (74) | (50,301) |
| Surrenders and withdrawals | (71,617) | (12,236) | (1,577) | (527,710) |
| Contract Charges | (2,219) | (365) | — | (18,256) |
| Cost of insurance and administrative charges | (52) | (8) | (10) | (451) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (12,252) | 85 | 985 | 42,412 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (80,276) | (12,031) | 11,154 | (491,851) |
| Total increase (decrease) in net assets | (18,178) | (2,687) | 14,372 | (166,389) |
| **Net assets at December 30, 2017** | $ 275,690 | $ 40,730 | $ 33,971 | $ 2,478,134 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 70,737 | $ 128 | $ 533,538 | $ 20,224 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (477) | 5 | 2,596 | 47 |
| Total realized gain (loss) on investments and capital gains distributions | 6,779 | 30 | 82,656 | 2,080 |
| Net unrealized appreciation (depreciation) of investments | (2,468) | 14 | 28 | 959 |
| Net increase (decrease) in net assets resulting from operations | 3,834 | 49 | 85,280 | 3,086 |
| Changes from principal transactions: | | | | |
| Premiums | 82 | 195 | 2,119 | (8) |
| Death Benefits | (1,352) | (24) | (9,178) | (154) |
| Surrenders and withdrawals | (10,213) | (7) | (68,702) | (2,703) |
| Contract Charges | (592) | — | (3,870) | (184) |
| Cost of insurance and administrative charges | (11) | — | (123) | (4) |
| Transfers between Divisions (including fixed account), net | 524 | 29 | 25,233 | 165 |
| Increase (decrease) in net assets derived from principal transactions | (11,562) | 193 | (54,521) | (2,888) |
| Total increase (decrease) in net assets | (7,728) | 242 | 30,759 | 198 |
| **Net assets at December 31, 2016** | 63,009 | 370 | 564,297 | 20,422 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (528) | 14 | 811 | (9) |
| Total realized gain (loss) on investments and capital gains distributions | 7,912 | 43 | 85,511 | 3,319 |
| Net unrealized appreciation (depreciation) of investments | 147 | 39 | (16,518) | (785) |
| Net increase (decrease) in net assets resulting from operations | 7,531 | 96 | 69,804 | 2,525 |
| Changes from principal transactions: | | | | |
| Premiums | 1,510 | 840 | 16,324 | 610 |
| Death Benefits | (692) | — | (12,029) | (454) |
| Surrenders and withdrawals | (15,027) | (37) | (121,959) | (5,200) |
| Contract Charges | (504) | — | (3,518) | (165) |
| Cost of insurance and administrative charges | (10) | — | (114) | (4) |
| Transfers between Divisions (including fixed account), net | 26 | (12) | (21,120) | (79) |
| Increase (decrease) in net assets derived from principal transactions | (14,697) | 791 | (142,416) | (5,292) |
| Total increase (decrease) in net assets | (7,166) | 887 | (72,612) | (2,767) |
| **Net assets at December 30, 2017** | $ 55,843 | $ 1,257 | $ 491,685 | $ 17,655 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® T. Rowe Price International Stock Portfolio - Adviser Class | VY® T. Rowe Price International Stock Portfolio - Service Class | VY® Templeton Global Growth Portfolio - Service Class | VY® Templeton Global Growth Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 23 | $ 148,903 | $ 192,255 | $ 3,400 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (443) | 3,511 | 57 |
| Total realized gain (loss) on investments and capital gains distributions | — | 4,706 | 46,985 | 1,017 |
| Net unrealized appreciation (depreciation) of investments | 2 | (4,228) | (35,846) | (816) |
| Net increase (decrease) in net assets resulting from operations | 2 | 35 | 14,650 | 258 |
| Changes from principal transactions: | | | | |
| Premiums | 75 | 748 | 865 | 1 |
| Death Benefits | — | (1,991) | (3,971) | — |
| Surrenders and withdrawals | — | (15,066) | (20,686) | (578) |
| Contract Charges | — | (1,140) | (1,142) | (33) |
| Cost of insurance and administrative charges | — | (24) | (35) | (1) |
| Transfers between Divisions (including fixed account), net | 28 | 3,090 | (4,527) | (68) |
| Increase (decrease) in net assets derived from principal transactions | 103 | (14,383) | (29,496) | (679) |
| Total increase (decrease) in net assets | 105 | (14,348) | (14,846) | (421) |
| **Net assets at December 31, 2016** | 128 | 134,555 | 177,409 | 2,979 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (964) | (280) | (10) |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 14,924 | 6,077 | (43) |
| Net unrealized appreciation (depreciation) of investments | 33 | 19,743 | 20,452 | 528 |
| Net increase (decrease) in net assets resulting from operations | 42 | 33,703 | 26,249 | 475 |
| Changes from principal transactions: | | | | |
| Premiums | 279 | 6,114 | 5,677 | 96 |
| Death Benefits | — | (2,529) | (5,686) | (18) |
| Surrenders and withdrawals | (14) | (35,597) | (36,871) | (730) |
| Contract Charges | — | (1,145) | (997) | (31) |
| Cost of insurance and administrative charges | — | (23) | (40) | — |
| Transfers between Divisions (including fixed account), net | 4 | 15,699 | (1,967) | 237 |
| Increase (decrease) in net assets derived from principal transactions | 269 | (17,481) | (39,884) | (446) |
| Total increase (decrease) in net assets | 311 | 16,222 | (13,635) | 29 |
| **Net assets at December 30, 2017** | $ 439 | $ 150,777 | $ 163,774 | $ 3,008 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Diversified International Fund - Class R | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Service Class | Voya Solution 2025 Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 75 | $ 49 | $ 4,143 | $ 40 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 1 | 22 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (3) | — | (103) | 25 |
| Net unrealized appreciation (depreciation) of investments | 3 | (3) | 289 | (10) |
| Net increase (decrease) in net assets resulting from operations | (1) | (2) | 208 | 19 |
| Changes from principal transactions: | | | | |
| Premiums | — | 170 | 109 | 305 |
| Death Benefits | — | — | (273) | — |
| Surrenders and withdrawals | (6) | (5) | (375) | (8) |
| Contract Charges | — | — | (14) | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | — | (11) | 77 | — |
| Increase (decrease) in net assets derived from principal transactions | (6) | 154 | (476) | 297 |
| Total increase (decrease) in net assets | (7) | 152 | (268) | 316 |
| **Net assets at December 31, 2016** | 68 | 201 | 3,875 | 356 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 4 | 51 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 2 | (67) | 12 |
| Net unrealized appreciation (depreciation) of investments | 2 | 17 | 315 | 37 |
| Net increase (decrease) in net assets resulting from operations | 12 | 23 | 299 | 53 |
| Changes from principal transactions: | | | | |
| Premiums | — | 195 | (3) | 130 |
| Death Benefits | — | — | (69) | — |
| Surrenders and withdrawals | (22) | (9) | (466) | (18) |
| Contract Charges | — | — | (13) | — |
| Cost of insurance and administrative charges | — | — | — | — |
| Transfers between Divisions (including fixed account), net | (58) | 18 | 137 | (3) |
| Increase (decrease) in net assets derived from principal transactions | (80) | 204 | (414) | 109 |
| Total increase (decrease) in net assets | (68) | 227 | (115) | 162 |
| **Net assets at December 30, 2017** | $ — | $ 428 | $ 3,760 | $ 518 |

*The accompanying notes are an integral part of these financial statements.*

128

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Solution 2025 Portfolio - Service Class | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2045 Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 16,464 | $ 20 | $ 8,332 | $ 13 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 170 | 1 | 81 | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,916 | 3 | 944 | 1 |
| Net unrealized appreciation (depreciation) of investments | (1,346) | (2) | (645) | (1) |
| Net increase (decrease) in net assets resulting from operations | 740 | 2 | 380 | — |
| Changes from principal transactions: | | | | |
| Premiums | 16 | 22 | 6 | 11 |
| Death Benefits | (103) | — | (104) | — |
| Surrenders and withdrawals | (551) | — | (276) | — |
| Contract Charges | (97) | — | (53) | — |
| Cost of insurance and administrative charges | (1) | — | (1) | — |
| Transfers between Divisions (including fixed account), net | (1,210) | (1) | (272) | 1 |
| Increase (decrease) in net assets derived from principal transactions | (1,946) | 21 | (700) | 12 |
| Total increase (decrease) in net assets | (1,206) | 23 | (320) | 12 |
| **Net assets at December 31, 2016** | 15,258 | 43 | 8,012 | 25 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 146 | 1 | 42 | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,094 | 1 | 406 | 1 |
| Net unrealized appreciation (depreciation) of investments | 844 | 7 | 961 | 5 |
| Net increase (decrease) in net assets resulting from operations | 2,084 | 9 | 1,409 | 6 |
| Changes from principal transactions: | | | | |
| Premiums | 33 | 116 | 17 | 42 |
| Death Benefits | (39) | — | (15) | — |
| Surrenders and withdrawals | (1,354) | (4) | (291) | (4) |
| Contract Charges | (97) | — | (53) | — |
| Cost of insurance and administrative charges | (1) | — | (1) | — |
| Transfers between Divisions (including fixed account), net | (36) | 1 | (119) | 1 |
| Increase (decrease) in net assets derived from principal transactions | (1,494) | 113 | (462) | 39 |
| Total increase (decrease) in net assets | 590 | 122 | 947 | 45 |
| **Net assets at December 30, 2017** | $ 15,848 | $ 165 | $ 8,959 | $ 70 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Solution 2045 Portfolio - Service Class | Voya Solution 2055 Portfolio - Adviser Class | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 956 | $ 1 | $ 231 | $ 17,422 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | — | 4 | 10 |
| Total realized gain (loss) on investments and capital gains distributions | 74 | — | 10 | 347 |
| Net unrealized appreciation (depreciation) of investments | (34) | — | 6 | 187 |
| Net increase (decrease) in net assets resulting from operations | 44 | — | 20 | 544 |
| Changes from principal transactions: | | | | |
| Premiums | 1 | — | 488 | 73 |
| Death Benefits | — | — | — | (84) |
| Surrenders and withdrawals | (22) | — | (1) | (961) |
| Contract Charges | (6) | — | — | (91) |
| Cost of insurance and administrative charges | — | — | — | (1) |
| Transfers between Divisions (including fixed account), net | (65) | — | (76) | (256) |
| Increase (decrease) in net assets derived from principal transactions | (92) | — | 411 | (1,320) |
| Total increase (decrease) in net assets | (48) | — | 431 | (776) |
| **Net assets at December 31, 2016** | 908 | 1 | 662 | 16,646 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 1 | 7 | 211 |
| Total realized gain (loss) on investments and capital gains distributions | 63 | 2 | 13 | 153 |
| Net unrealized appreciation (depreciation) of investments | 113 | 7 | 27 | 988 |
| Net increase (decrease) in net assets resulting from operations | 175 | 10 | 47 | 1,352 |
| Changes from principal transactions: | | | | |
| Premiums | 1 | 4 | 108 | 22 |
| Death Benefits | — | — | (89) | (438) |
| Surrenders and withdrawals | (80) | — | (4) | (1,162) |
| Contract Charges | (6) | — | — | (90) |
| Cost of insurance and administrative charges | — | — | — | (1) |
| Transfers between Divisions (including fixed account), net | (9) | 84 | (141) | 882 |
| Increase (decrease) in net assets derived from principal transactions | (94) | 88 | (126) | (787) |
| Total increase (decrease) in net assets | 81 | 98 | (79) | 565 |
| **Net assets at December 30, 2017** | $ 989 | $ 99 | $ 583 | $ 17,211 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Solution Moderately Aggressive Portfolio - Service Class | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | VY® American Century Small-Mid Cap Value Portfolio - Service Class | VY® Baron Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 698,643 | $ 102 | $ 1,898 | $ 262 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3,103) | 3 | 9 | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 6,024 | 39 | 200 | 50 |
| Net unrealized appreciation (depreciation) of investments | 23,940 | 47 | 259 | (20) |
| Net increase (decrease) in net assets resulting from operations | 26,861 | 89 | 468 | 27 |
| Changes from principal transactions: | | | | |
| Premiums | 2,512 | 457 | 8 | 213 |
| Death Benefits | (10,125) | — | — | — |
| Surrenders and withdrawals | (52,089) | (5) | (169) | (23) |
| Contract Charges | (5,924) | — | (12) | — |
| Cost of insurance and administrative charges | (119) | — | — | — |
| Transfers between Divisions (including fixed account), net | (19,587) | 28 | 518 | 38 |
| Increase (decrease) in net assets derived from principal transactions | (85,332) | 480 | 345 | 228 |
| Total increase (decrease) in net assets | (58,471) | 569 | 813 | 255 |
| **Net assets at December 31, 2016** | 640,172 | 671 | 2,711 | 517 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,992) | 3 | 2 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 14,118 | 60 | 156 | 86 |
| Net unrealized appreciation (depreciation) of investments | 84,871 | 40 | 106 | 78 |
| Net increase (decrease) in net assets resulting from operations | 96,997 | 103 | 264 | 163 |
| Changes from principal transactions: | | | | |
| Premiums | 8,038 | 443 | 295 | 376 |
| Death Benefits | (11,031) | — | (23) | — |
| Surrenders and withdrawals | (77,544) | (59) | (524) | (18) |
| Contract Charges | (5,639) | — | (15) | — |
| Cost of insurance and administrative charges | (107) | — | — | — |
| Transfers between Divisions (including fixed account), net | (1,861) | 133 | 212 | (16) |
| Increase (decrease) in net assets derived from principal transactions | (88,144) | 517 | (55) | 342 |
| Total increase (decrease) in net assets | 8,853 | 620 | 209 | 505 |
| **Net assets at December 30, 2017** | $ 649,025 | $ 1,291 | $ 2,920 | $ 1,022 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
# SEPARATE ACCOUNT B
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2017 and 2016
### *(Dollars in thousands)*

| | VY® Baron Growth Portfolio - Service Class | VY® Columbia Contrarian Core Portfolio - Adviser Class | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 338,720 | $ 632 | $ 275,055 | $ 172 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5,369) | 24 | 4,344 | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 53,910 | 83 | 44,175 | 21 |
| Net unrealized appreciation (depreciation) of investments | (38,499) | (39) | (31,554) | 69 |
| Net increase (decrease) in net assets resulting from operations | 10,042 | 68 | 16,965 | 88 |
| Changes from principal transactions: | | | | |
| Premiums | 1,927 | 380 | 1,042 | 230 |
| Death Benefits | (3,078) | — | (2,867) | — |
| Surrenders and withdrawals | (36,110) | (32) | (27,336) | — |
| Contract Charges | (2,595) | — | (2,115) | — |
| Cost of insurance and administrative charges | (49) | — | (34) | — |
| Transfers between Divisions (including fixed account), net | (19,878) | 56 | 2,298 | (34) |
| Increase (decrease) in net assets derived from principal transactions | (59,783) | 404 | (29,012) | 196 |
| Total increase (decrease) in net assets | (49,741) | 472 | (12,047) | 284 |
| **Net assets at December 31, 2016** | 288,979 | 1,104 | 263,008 | 456 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,931) | 3 | (2,014) | (4) |
| Total realized gain (loss) on investments and capital gains distributions | 60,984 | 81 | 38,468 | 36 |
| Net unrealized appreciation (depreciation) of investments | 12,064 | 159 | 10,017 | 46 |
| Net increase (decrease) in net assets resulting from operations | 70,117 | 243 | 46,471 | 78 |
| Changes from principal transactions: | | | | |
| Premiums | 11,925 | 194 | 6,090 | 473 |
| Death Benefits | (3,256) | (2) | (3,383) | — |
| Surrenders and withdrawals | (76,430) | (26) | (47,861) | (34) |
| Contract Charges | (2,373) | — | (1,913) | — |
| Cost of insurance and administrative charges | (45) | — | (31) | — |
| Transfers between Divisions (including fixed account), net | 11,814 | 28 | (6,215) | 33 |
| Increase (decrease) in net assets derived from principal transactions | (58,365) | 194 | (53,313) | 472 |
| Total increase (decrease) in net assets | 11,752 | 437 | (6,842) | 550 |
| **Net assets at December 30, 2017** | $ 300,731 | $ 1,541 | $ 256,166 | $ 1,006 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Invesco Comstock Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Adviser Class | VY® Invesco Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 107,497 | $ 211,413 | $ 122 | $ 1,211 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,538) | 1,344 | 7 | 15 |
| Total realized gain (loss) on investments and capital gains distributions | 16,403 | 14,941 | 22 | 77 |
| Net unrealized appreciation (depreciation) of investments | 5,624 | 11,572 | 38 | 70 |
| Net increase (decrease) in net assets resulting from operations | 20,489 | 27,857 | 67 | 162 |
| Changes from principal transactions: | | | | |
| Premiums | 46 | 636 | 437 | — |
| Death Benefits | (1,009) | (2,510) | (11) | (66) |
| Surrenders and withdrawals | (12,035) | (22,193) | (17) | (79) |
| Contract Charges | (870) | (1,585) | — | — |
| Cost of insurance and administrative charges | (16) | (32) | — | — |
| Transfers between Divisions (including fixed account), net | (3,697) | (8,982) | 35 | (1) |
| Increase (decrease) in net assets derived from principal transactions | (17,581) | (34,666) | 444 | (146) |
| Total increase (decrease) in net assets | 2,908 | (6,809) | 511 | 16 |
| **Net assets at December 31, 2016** | 110,405 | 204,604 | 633 | 1,227 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,425) | (1,261) | 10 | 14 |
| Total realized gain (loss) on investments and capital gains distributions | 23,027 | 27,858 | 30 | 130 |
| Net unrealized appreciation (depreciation) of investments | (13,426) | 565 | 41 | (41) |
| Net increase (decrease) in net assets resulting from operations | 8,176 | 27,162 | 81 | 103 |
| Changes from principal transactions: | | | | |
| Premiums | 2,656 | 6,201 | 548 | — |
| Death Benefits | (725) | (3,102) | — | — |
| Surrenders and withdrawals | (22,400) | (46,611) | (45) | (280) |
| Contract Charges | (766) | (1,461) | — | — |
| Cost of insurance and administrative charges | (15) | (30) | — | — |
| Transfers between Divisions (including fixed account), net | (5,449) | (1,585) | 109 | 1 |
| Increase (decrease) in net assets derived from principal transactions | (26,699) | (46,588) | 612 | (279) |
| Total increase (decrease) in net assets | (18,523) | (19,426) | 693 | (176) |
| **Net assets at December 30, 2017** | $ 91,882 | $ 185,178 | $ 1,326 | $ 1,051 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® Invesco Equity and Income Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Service 2 Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 642,455 | $ 428,229 | $ 237 | $ 155,664 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 129 | (26) | — | (1,624) |
| Total realized gain (loss) on investments and capital gains distributions | 9,807 | 13,111 | 58 | 19,383 |
| Net unrealized appreciation (depreciation) of investments | 63,133 | 36,651 | 24 | (503) |
| Net increase (decrease) in net assets resulting from operations | 73,069 | 49,736 | 82 | 17,256 |
| Changes from principal transactions: | | | | |
| Premiums | 109 | 2,056 | 431 | 9 |
| Death Benefits | (18,647) | (4,965) | — | (1,631) |
| Surrenders and withdrawals | (71,130) | (37,425) | (81) | (16,971) |
| Contract Charges | (3,490) | (3,657) | — | (1,184) |
| Cost of insurance and administrative charges | (160) | (62) | — | (20) |
| Transfers between Divisions (including fixed account), net | (16,732) | (689) | 122 | (9,387) |
| Increase (decrease) in net assets derived from principal transactions | (110,050) | (44,742) | 472 | (29,184) |
| Total increase (decrease) in net assets | (36,981) | 4,994 | 554 | (11,928) |
| **Net assets at December 31, 2016** | 605,474 | 433,223 | 791 | 143,736 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (746) | (1,434) | (2) | (1,572) |
| Total realized gain (loss) on investments and capital gains distributions | 8,908 | 12,087 | 109 | 17,434 |
| Net unrealized appreciation (depreciation) of investments | 38,932 | 24,011 | 51 | (1,067) |
| Net increase (decrease) in net assets resulting from operations | 47,094 | 34,664 | 158 | 14,795 |
| Changes from principal transactions: | | | | |
| Premiums | 7,748 | 7,501 | 942 | 3,257 |
| Death Benefits | (15,246) | (4,790) | — | (1,578) |
| Surrenders and withdrawals | (100,802) | (68,393) | (37) | (28,010) |
| Contract Charges | (3,053) | (3,580) | — | (991) |
| Cost of insurance and administrative charges | (141) | (16) | — | (17) |
| Transfers between Divisions (including fixed account), net | (11,734) | 10,522 | 91 | (8,005) |
| Increase (decrease) in net assets derived from principal transactions | (123,228) | (58,756) | 996 | (35,344) |
| Total increase (decrease) in net assets | (76,134) | (24,092) | 1,154 | (20,549) |
| **Net assets at December 30, 2017** | $ 529,340 | $ 409,131 | $ 1,945 | $ 123,187 |

*The accompanying notes are an integral part of these financial statements.*

134

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® Oppenheimer Global Portfolio - Adviser Class | VY® Oppenheimer Global Portfolio - Initial Class | VY® Oppenheimer Global Portfolio - Service Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 769 | $ 3,810 | $ 160,403 | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 3 | (981) | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 231 | 20,906 | — |
| Net unrealized appreciation (depreciation) of investments | (16) | (283) | (24,372) | — |
| Net increase (decrease) in net assets resulting from operations | (16) | (49) | (4,447) | — |
| Changes from principal transactions: | | | | |
| Premiums | 236 | — | 297 | — |
| Death Benefits | — | (111) | (1,783) | — |
| Surrenders and withdrawals | (38) | (315) | (13,268) | — |
| Contract Charges | — | — | (1,011) | — |
| Cost of insurance and administrative charges | — | (1) | (21) | — |
| Transfers between Divisions (including fixed account), net | (444) | 7 | (21,238) | — |
| Increase (decrease) in net assets derived from principal transactions | (246) | (420) | (37,024) | — |
| Total increase (decrease) in net assets | (262) | (469) | (41,471) | — |
| **Net assets at December 31, 2016** | 507 | 3,341 | 118,932 | — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (3) | (1,137) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 16 | 211 | 8,116 | — |
| Net unrealized appreciation (depreciation) of investments | 174 | 855 | 34,367 | 44 |
| Net increase (decrease) in net assets resulting from operations | 190 | 1,063 | 41,346 | 42 |
| Changes from principal transactions: | | | | |
| Premiums | 244 | 1 | 4,370 | 616 |
| Death Benefits | — | (17) | (1,558) | — |
| Surrenders and withdrawals | (26) | (704) | (30,223) | (1) |
| Contract Charges | — | — | (1,060) | — |
| Cost of insurance and administrative charges | — | (1) | (21) | — |
| Transfers between Divisions (including fixed account), net | 160 | (15) | 39,144 | 87 |
| Increase (decrease) in net assets derived from principal transactions | 378 | (736) | 10,652 | 702 |
| Total increase (decrease) in net assets | 568 | 327 | 51,998 | 744 |
| **Net assets at December 30, 2017** | $ 1,075 | $ 3,668 | $ 170,930 | $ 744 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2017 and 2016**
*(Dollars in thousands)*

| | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class | VY® Templeton Foreign Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 7,955 | $ 1,081 | $ 310,644 | $ 66 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (76) | (9) | (4,342) | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 1,355 | 194 | 36,198 | (4) |
| Net unrealized appreciation (depreciation) of investments | (800) | (130) | (38,395) | 6 |
| Net increase (decrease) in net assets resulting from operations | 479 | 55 | (6,539) | 5 |
| Changes from principal transactions: | | | | |
| Premiums | 32 | 561 | 1,162 | 100 |
| Death Benefits | (87) | — | (2,695) | — |
| Surrenders and withdrawals | (543) | (14) | (28,196) | (4) |
| Contract Charges | (47) | — | (2,134) | — |
| Cost of insurance and administrative charges | (1) | — | (35) | — |
| Transfers between Divisions (including fixed account), net | 48 | 263 | (29,294) | (29) |
| Increase (decrease) in net assets derived from principal transactions | (598) | 810 | (61,192) | 67 |
| Total increase (decrease) in net assets | (119) | 865 | (67,731) | 72 |
| **Net assets at December 31, 2016** | 7,836 | 1,946 | 242,913 | 138 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (51) | (15) | (4,499) | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,205 | 260 | 25,813 | 5 |
| Net unrealized appreciation (depreciation) of investments | 573 | 365 | 46,583 | 35 |
| Net increase (decrease) in net assets resulting from operations | 1,727 | 610 | 67,897 | 40 |
| Changes from principal transactions: | | | | |
| Premiums | 11 | 522 | 8,521 | 517 |
| Death Benefits | (43) | — | (2,561) | — |
| Surrenders and withdrawals | (744) | (96) | (54,656) | (25) |
| Contract Charges | (50) | — | (2,035) | — |
| Cost of insurance and administrative charges | — | — | (33) | — |
| Transfers between Divisions (including fixed account), net | (253) | (67) | 18,165 | 18 |
| Increase (decrease) in net assets derived from principal transactions | (1,079) | 359 | (32,599) | 510 |
| Total increase (decrease) in net assets | 648 | 969 | 35,298 | 550 |
| **Net assets at December 30, 2017** | $ 8,484 | $ 2,915 | $ 278,211 | $ 688 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | VY® Templeton Foreign Equity Portfolio - Service Class | Voya Strategic Allocation Conservative Portfolio - Class S | Voya Strategic Allocation Growth Portfolio - Class S | Voya Strategic Allocation Moderate Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 466,571 | $ 2,327 | $ 733 | $ 1,106 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5,789 | 37 | 9 | 14 |
| Total realized gain (loss) on investments and capital gains distributions | 9,717 | 53 | (1) | 11 |
| Net unrealized appreciation (depreciation) of investments | (18,324) | — | 30 | 30 |
| Net increase (decrease) in net assets resulting from operations | (2,818) | 90 | 38 | 55 |
| Changes from principal transactions: | | | | |
| Premiums | 1,161 | (7) | (11) | — |
| Death Benefits | (6,319) | — | — | — |
| Surrenders and withdrawals | (46,198) | (208) | (1) | (33) |
| Contract Charges | (3,430) | (5) | (5) | (3) |
| Cost of insurance and administrative charges | (84) | — | — | — |
| Transfers between Divisions (including fixed account), net | (12,120) | 7 | — | 1 |
| Increase (decrease) in net assets derived from principal transactions | (66,990) | (213) | (17) | (35) |
| Total increase (decrease) in net assets | (69,808) | (123) | 21 | 20 |
| **Net assets at December 31, 2016** | 396,763 | 2,204 | 754 | 1,126 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (95) | 28 | 4 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 23,744 | 53 | 20 | 23 |
| Net unrealized appreciation (depreciation) of investments | 49,263 | 107 | 103 | 116 |
| Net increase (decrease) in net assets resulting from operations | 72,912 | 188 | 127 | 146 |
| Changes from principal transactions: | | | | |
| Premiums | 14,738 | 9 | 4 | — |
| Death Benefits | (6,070) | — | — | — |
| Surrenders and withdrawals | (93,367) | (196) | (117) | (57) |
| Contract Charges | (3,029) | (8) | (7) | (4) |
| Cost of insurance and administrative charges | (76) | — | — | — |
| Transfers between Divisions (including fixed account), net | (3,632) | (23) | 104 | 39 |
| Increase (decrease) in net assets derived from principal transactions | (91,436) | (218) | (16) | (22) |
| Total increase (decrease) in net assets | (18,524) | (30) | 111 | 124 |
| **Net assets at December 30, 2017** | $ 378,239 | $ 2,174 | $ 865 | $ 1,250 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Growth and Income Portfolio - Class A | Voya Growth and Income Portfolio - Class I | Voya Growth and Income Portfolio - Class S | Voya Euro STOXX 50® Index Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 1,058,329 | $ 735 | $ 588,326 | $ 30,010 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,309) | 5 | (398) | 31 |
| Total realized gain (loss) on investments and capital gains distributions | 114,508 | 63 | 67,890 | (3,645) |
| Net unrealized appreciation (depreciation) of investments | (42,410) | (11) | (28,104) | 2,643 |
| Net increase (decrease) in net assets resulting from operations | 69,789 | 57 | 39,388 | (971) |
| Changes from principal transactions: | | | | |
| Premiums | 5,077 | 1 | 56 | 58 |
| Death Benefits | (16,712) | (27) | (12,138) | (349) |
| Surrenders and withdrawals | (113,306) | (34) | (63,495) | (3,194) |
| Contract Charges | (7,692) | — | (3,556) | (217) |
| Cost of insurance and administrative charges | (183) | — | (158) | (3) |
| Transfers between Divisions (including fixed account), net | (13,382) | (26) | (10,649) | (5,247) |
| Increase (decrease) in net assets derived from principal transactions | (146,198) | (86) | (89,940) | (8,952) |
| Total increase (decrease) in net assets | (76,409) | (29) | (50,552) | (9,923) |
| **Net assets at December 31, 2016** | 981,920 | 706 | 537,774 | 20,087 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4,673) | 3 | (1,722) | 262 |
| Total realized gain (loss) on investments and capital gains distributions | 167,412 | 92 | 96,149 | (31) |
| Net unrealized appreciation (depreciation) of investments | (4,773) | 17 | (7,198) | 4,055 |
| Net increase (decrease) in net assets resulting from operations | 157,966 | 112 | 87,229 | 4,286 |
| Changes from principal transactions: | | | | |
| Premiums | 26,909 | — | 12,996 | 1,453 |
| Death Benefits | (18,774) | (19) | (12,920) | (220) |
| Surrenders and withdrawals | (204,386) | (90) | (114,890) | (6,104) |
| Contract Charges | (6,871) | — | (3,063) | (197) |
| Cost of insurance and administrative charges | (166) | — | (143) | (3) |
| Transfers between Divisions (including fixed account), net | (15,137) | (56) | (10,744) | 3,233 |
| Increase (decrease) in net assets derived from principal transactions | (218,425) | (165) | (128,764) | (1,838) |
| Total increase (decrease) in net assets | (60,459) | (53) | (41,535) | 2,448 |
| **Net assets at December 30, 2017** | $ 921,461 | $ 653 | $ 496,239 | $ 22,535 |

*The accompanying notes are an integral part of these financial statements.*

138

# VOYA INSURANCE AND ANNUITY COMPANY
# SEPARATE ACCOUNT B
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2017 and 2016
### *(Dollars in thousands)*

| | Voya FTSE 100® Index Portfolio - Class A | Voya Global Equity Portfolio - Class A | Voya Global Equity Portfolio - Class S | Voya Global Equity Portfolio - Class T |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 5,745 | $ 4 | $ 505,332 | $ 50,512 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 143 | — | 4,193 | 256 |
| Total realized gain (loss) on investments and capital gains distributions | (860) | — | 5,009 | (1,685) |
| Net unrealized appreciation (depreciation) of investments | 503 | 1 | 7,272 | 2,652 |
| Net increase (decrease) in net assets resulting from operations | (214) | 1 | 16,474 | 1,223 |
| Changes from principal transactions: | | | | |
| Premiums | 10,247 | 4 | 220 | 266 |
| Death Benefits | (187) | — | (5,206) | (321) |
| Surrenders and withdrawals | (2,117) | — | (46,204) | (5,018) |
| Contract Charges | (134) | — | (4,290) | (423) |
| Cost of insurance and administrative charges | (3) | — | (103) | (8) |
| Transfers between Divisions (including fixed account), net | (9,070) | 6 | (24,806) | (7,729) |
| Increase (decrease) in net assets derived from principal transactions | (1,264) | 10 | (80,389) | (13,233) |
| Total increase (decrease) in net assets | (1,478) | 11 | (63,915) | (12,010) |
| **Net assets at December 31, 2016** | 4,267 | 15 | 441,417 | 38,502 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 60 | 1 | 1,730 | (35) |
| Total realized gain (loss) on investments and capital gains distributions | (259) | 1 | 7,048 | 1,371 |
| Net unrealized appreciation (depreciation) of investments | 1,011 | 4 | 77,044 | 6,153 |
| Net increase (decrease) in net assets resulting from operations | 812 | 6 | 85,822 | 7,489 |
| Changes from principal transactions: | | | | |
| Premiums | 1,957 | 13 | 10,180 | 1,706 |
| Death Benefits | (85) | — | (6,488) | (420) |
| Surrenders and withdrawals | (3,004) | — | (81,381) | (9,792) |
| Contract Charges | (92) | — | (3,852) | (359) |
| Cost of insurance and administrative charges | (2) | — | (93) | (2) |
| Transfers between Divisions (including fixed account), net | 1,009 | (7) | (12,974) | (1,156) |
| Increase (decrease) in net assets derived from principal transactions | (217) | 6 | (94,608) | (10,023) |
| Total increase (decrease) in net assets | 595 | 12 | (8,786) | (2,534) |
| **Net assets at December 30, 2017** | $ 4,862 | $ 27 | $ 432,631 | $ 35,968 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Hang Seng Index Portfolio - Class S | Voya Index Plus LargeCap Portfolio - Class S | Voya Index Plus MidCap Portfolio - Class S | Voya Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|
| Net assets at January 1, 2016 | $ 29,591 | $ 104,070 | $ 92,995 | $ 70,840 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 722 | (127) | (820) | (779) |
| Total realized gain (loss) on investments and capital gains distributions | (356) | 5,011 | 10,446 | 5,412 |
| Net unrealized appreciation (depreciation) of investments | (270) | 2,994 | 3,905 | 11,310 |
| Net increase (decrease) in net assets resulting from operations | 96 | 7,878 | 13,531 | 15,943 |
| Changes from principal transactions: | | | | |
| Premiums | 91 | 41 | 107 | 54 |
| Death Benefits | (274) | (1,611) | (1,334) | (1,199) |
| Surrenders and withdrawals | (3,166) | (10,644) | (8,342) | (7,236) |
| Contract Charges | (257) | (515) | (605) | (488) |
| Cost of insurance and administrative charges | (5) | (27) | (18) | (13) |
| Transfers between Divisions (including fixed account), net | (1,644) | (486) | (1,415) | (1,145) |
| Increase (decrease) in net assets derived from principal transactions | (5,255) | (13,242) | (11,607) | (10,027) |
| Total increase (decrease) in net assets | (5,159) | (5,364) | 1,924 | 5,916 |
| **Net assets at December 31, 2016** | 24,432 | 98,706 | 94,919 | 76,756 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (281) | (167) | (486) | (698) |
| Total realized gain (loss) on investments and capital gains distributions | 426 | 12,652 | 13,846 | 16,062 |
| Net unrealized appreciation (depreciation) of investments | 8,448 | 7,354 | (4,062) | (10,545) |
| Net increase (decrease) in net assets resulting from operations | 8,593 | 19,839 | 9,298 | 4,819 |
| Changes from principal transactions: | | | | |
| Premiums | 1,508 | 2,329 | 2,683 | 2,391 |
| Death Benefits | (161) | (2,069) | (1,258) | (1,048) |
| Surrenders and withdrawals | (8,317) | (21,841) | (21,728) | (18,916) |
| Contract Charges | (247) | (449) | (524) | (421) |
| Cost of insurance and administrative charges | (5) | (23) | (16) | (13) |
| Transfers between Divisions (including fixed account), net | 3,774 | (2,128) | (3,784) | (3,549) |
| Increase (decrease) in net assets derived from principal transactions | (3,448) | (24,181) | (24,627) | (21,556) |
| Total increase (decrease) in net assets | 5,145 | (4,342) | (15,329) | (16,737) |
| **Net assets at December 30, 2017** | $ 29,577 | $ 94,364 | $ 79,590 | $ 60,019 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2017 and 2016**
*(Dollars in thousands)*

| | Voya International Index Portfolio - Class A | Voya International Index Portfolio - Class S | Voya Japan TOPIX® Index Portfolio - Class A | Voya Russell™ Large Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 765,728 | $ 35,459 | $ 22,157 | $ 235,492 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6,572 | 394 | (128) | (1,492) |
| Total realized gain (loss) on investments and capital gains distributions | (15,881) | 32 | (1,029) | 24,167 |
| Net unrealized appreciation (depreciation) of investments | (3,130) | (947) | 609 | (13,482) |
| Net increase (decrease) in net assets resulting from operations | (12,439) | (521) | (548) | 9,193 |
| Changes from principal transactions: | | | | |
| Premiums | 3,912 | 5 | (10,209) | 2,237 |
| Death Benefits | (9,718) | (467) | (51) | (2,599) |
| Surrenders and withdrawals | (72,086) | (3,116) | (984) | (28,607) |
| Contract Charges | (5,591) | (256) | (45) | (1,821) |
| Cost of insurance and administrative charges | (125) | (5) | (1) | (48) |
| Transfers between Divisions (including fixed account), net | (11,873) | (1,960) | (186) | 10,331 |
| Increase (decrease) in net assets derived from principal transactions | (95,481) | (5,799) | (11,476) | (20,507) |
| Total increase (decrease) in net assets | (107,920) | (6,320) | (12,024) | (11,314) |
| **Net assets at December 31, 2016** | 657,808 | 29,139 | 10,133 | 224,178 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,671 | 143 | (38) | (2,017) |
| Total realized gain (loss) on investments and capital gains distributions | 1,508 | 860 | 476 | 21,917 |
| Net unrealized appreciation (depreciation) of investments | 131,897 | 4,805 | 1,702 | 42,631 |
| Net increase (decrease) in net assets resulting from operations | 135,076 | 5,808 | 2,140 | 62,531 |
| Changes from principal transactions: | | | | |
| Premiums | 21,553 | 664 | (1,352) | 10,116 |
| Death Benefits | (10,387) | (278) | (38) | (2,994) |
| Surrenders and withdrawals | (144,875) | (5,900) | (810) | (63,499) |
| Contract Charges | (5,048) | (213) | (40) | (1,807) |
| Cost of insurance and administrative charges | (113) | (4) | (1) | (47) |
| Transfers between Divisions (including fixed account), net | 2,769 | (2,250) | 569 | 19,698 |
| Increase (decrease) in net assets derived from principal transactions | (136,101) | (7,981) | (1,672) | (38,533) |
| Total increase (decrease) in net assets | (1,025) | (2,173) | 468 | 23,998 |
| **Net assets at December 30, 2017** | $ 656,783 | $ 26,966 | $ 10,601 | $ 248,176 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Index Portfolio - Class A | Voya Russell™ Large Cap Index Portfolio - Class S | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ — | $ 394,456 | $ 83 | $ 262,200 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (166) | — | (602) |
| Total realized gain (loss) on investments and capital gains distributions | — | 25,839 | — | 5,481 |
| Net unrealized appreciation (depreciation) of investments | — | 7,982 | 9 | 24,861 |
| Net increase (decrease) in net assets resulting from operations | — | 33,655 | 9 | 29,740 |
| Changes from principal transactions: | | | | |
| Premiums | — | 1,548 | — | 2,916 |
| Death Benefits | — | (9,187) | (13) | (4,370) |
| Surrenders and withdrawals | — | (40,964) | (4) | (27,600) |
| Contract Charges | — | (2,334) | — | (1,794) |
| Cost of insurance and administrative charges | — | (95) | — | (46) |
| Transfers between Divisions (including fixed account), net | — | 24,853 | (1) | 6,199 |
| Increase (decrease) in net assets derived from principal transactions | — | (26,179) | (18) | (24,695) |
| Total increase (decrease) in net assets | — | 7,476 | (9) | 5,045 |
| **Net assets at December 31, 2016** | — | 401,932 | 74 | 267,245 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (1,277) | 1 | 409 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 45,594 | 1 | 8,489 |
| Net unrealized appreciation (depreciation) of investments | 43 | 29,947 | 7 | 18,223 |
| Net increase (decrease) in net assets resulting from operations | 44 | 74,264 | 9 | 27,121 |
| Changes from principal transactions: | | | | |
| Premiums | 1,155 | 12,002 | — | 9,401 |
| Death Benefits | — | (10,745) | — | (4,517) |
| Surrenders and withdrawals | (1) | (85,980) | (4) | (58,830) |
| Contract Charges | — | (2,277) | — | (1,764) |
| Cost of insurance and administrative charges | — | (93) | — | (43) |
| Transfers between Divisions (including fixed account), net | 151 | 8,349 | (1) | 1,688 |
| Increase (decrease) in net assets derived from principal transactions | 1,305 | (78,744) | (5) | (54,065) |
| Total increase (decrease) in net assets | 1,349 | (4,480) | 4 | (26,944) |
| **Net assets at December 30, 2017** | $ 1,349 | $ 397,452 | $ 78 | $ 240,301 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Russell™ Mid Cap Growth Index Portfolio - Class S | Voya Russell™ Mid Cap Index Portfolio - Class A | Voya Russell™ Mid Cap Index Portfolio - Class S | Voya Russell™ Small Cap Index Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 262,861 | $ 459 | $ 191,278 | $ 299 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,574) | 1 | (1,491) | — |
| Total realized gain (loss) on investments and capital gains distributions | 25,046 | 99 | 26,657 | 56 |
| Net unrealized appreciation (depreciation) of investments | (11,552) | 61 | (4,328) | 130 |
| Net increase (decrease) in net assets resulting from operations | 10,920 | 161 | 20,838 | 186 |
| Changes from principal transactions: | | | | |
| Premiums | 1,374 | 1,112 | 1,021 | 624 |
| Death Benefits | (5,570) | (11) | (2,024) | — |
| Surrenders and withdrawals | (25,210) | (14) | (21,112) | (12) |
| Contract Charges | (1,499) | — | (1,700) | — |
| Cost of insurance and administrative charges | (60) | — | (26) | — |
| Transfers between Divisions (including fixed account), net | 7,974 | (10) | 41,595 | 42 |
| Increase (decrease) in net assets derived from principal transactions | (22,991) | 1,077 | 17,754 | 654 |
| Total increase (decrease) in net assets | (12,071) | 1,238 | 38,592 | 840 |
| **Net assets at December 31, 2016** | 250,790 | 1,697 | 229,870 | 1,139 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,581) | 6 | (1,063) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 34,405 | 142 | 13,320 | 99 |
| Net unrealized appreciation (depreciation) of investments | 17,324 | 225 | 18,240 | 101 |
| Net increase (decrease) in net assets resulting from operations | 49,148 | 373 | 30,497 | 199 |
| Changes from principal transactions: | | | | |
| Premiums | 6,594 | 1,443 | 7,831 | 1,040 |
| Death Benefits | (6,482) | — | (2,514) | — |
| Surrenders and withdrawals | (48,379) | (40) | (49,371) | (31) |
| Contract Charges | (1,379) | — | (1,659) | — |
| Cost of insurance and administrative charges | (59) | — | (28) | — |
| Transfers between Divisions (including fixed account), net | (6,807) | 138 | (17,409) | 93 |
| Increase (decrease) in net assets derived from principal transactions | (56,512) | 1,541 | (63,150) | 1,102 |
| Total increase (decrease) in net assets | (7,364) | 1,914 | (32,653) | 1,301 |
| **Net assets at December 30, 2017** | $ 243,426 | $ 3,611 | $ 197,217 | $ 2,440 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya Russell™ Small Cap Index Portfolio - Class S | Voya Small Company Portfolio - Class A | Voya Small Company Portfolio - Class S | Voya U.S. Bond Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 183,175 | $ — | $ 91,118 | $ 234,022 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,248) | — | (1,369) | 264 |
| Total realized gain (loss) on investments and capital gains distributions | 19,687 | — | 7,340 | 68 |
| Net unrealized appreciation (depreciation) of investments | 12,545 | — | 11,957 | 664 |
| Net increase (decrease) in net assets resulting from operations | 30,984 | — | 17,928 | 996 |
| Changes from principal transactions: | | | | |
| Premiums | 1,058 | — | 344 | 2,026 |
| Death Benefits | (1,730) | — | (703) | (3,819) |
| Surrenders and withdrawals | (17,934) | — | (9,326) | (33,402) |
| Contract Charges | (1,472) | — | (744) | (2,266) |
| Cost of insurance and administrative charges | (25) | — | (13) | (46) |
| Transfers between Divisions (including fixed account), net | 10,920 | — | 11,135 | 24,433 |
| Increase (decrease) in net assets derived from principal transactions | (9,183) | — | 693 | (13,074) |
| Total increase (decrease) in net assets | 21,801 | — | 18,621 | (12,078) |
| **Net assets at December 31, 2016** | 204,976 | — | 109,739 | 221,944 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,706) | (1) | (1,623) | 677 |
| Total realized gain (loss) on investments and capital gains distributions | 10,133 | — | 10,777 | 31 |
| Net unrealized appreciation (depreciation) of investments | 12,108 | 21 | (639) | 1,603 |
| Net increase (decrease) in net assets resulting from operations | 20,535 | 20 | 8,515 | 2,311 |
| Changes from principal transactions: | | | | |
| Premiums | 6,909 | 405 | 4,090 | 8,894 |
| Death Benefits | (2,321) | — | (938) | (4,587) |
| Surrenders and withdrawals | (44,989) | — | (25,384) | (53,944) |
| Contract Charges | (1,461) | — | (800) | (1,722) |
| Cost of insurance and administrative charges | (28) | — | (15) | (35) |
| Transfers between Divisions (including fixed account), net | (7,437) | 5 | (3,141) | 3,290 |
| Increase (decrease) in net assets derived from principal transactions | (49,327) | 410 | (26,188) | (48,104) |
| Total increase (decrease) in net assets | (28,792) | 430 | (17,673) | (45,793) |
| **Net assets at December 30, 2017** | $ 176,184 | $ 430 | $ 92,066 | $ 176,151 |

*The accompanying notes are an integral part of these financial statements.*

144

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Voya MidCap Opportunities Portfolio - Class A | Voya MidCap Opportunities Portfolio - Class S | Voya SmallCap Opportunities Portfolio - Class A | Voya SmallCap Opportunities Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2016** | $ 286 | $ 428,196 | $ 346 | $ 47,270 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (6,962) | (5) | (749) |
| Total realized gain (loss) on investments and capital gains distributions | 59 | 44,868 | 65 | 5,349 |
| Net unrealized appreciation (depreciation) of investments | (3) | (18,014) | 79 | 38 |
| Net increase (decrease) in net assets resulting from operations | 52 | 19,892 | 139 | 4,638 |
| Changes from principal transactions: | | | | |
| Premiums | 430 | 1,268 | 546 | 52 |
| Death Benefits | — | (6,442) | — | (574) |
| Surrenders and withdrawals | (11) | (45,473) | (36) | (5,621) |
| Contract Charges | — | (2,685) | — | (314) |
| Cost of insurance and administrative charges | — | (114) | — | (13) |
| Transfers between Divisions (including fixed account), net | 47 | (7,415) | 143 | (880) |
| Increase (decrease) in net assets derived from principal transactions | 466 | (60,861) | 653 | (7,350) |
| Total increase (decrease) in net assets | 518 | (40,969) | 792 | (2,712) |
| **Net assets at December 31, 2016** | 804 | 387,227 | 1,138 | 44,558 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | (10,697) | (9) | (731) |
| Total realized gain (loss) on investments and capital gains distributions | 71 | 12,327 | 85 | 6,907 |
| Net unrealized appreciation (depreciation) of investments | 157 | 116,884 | 144 | 453 |
| Net increase (decrease) in net assets resulting from operations | 221 | 118,514 | 220 | 6,629 |
| Changes from principal transactions: | | | | |
| Premiums | 286 | 18,217 | 436 | 1,005 |
| Death Benefits | (20) | (14,284) | (22) | (1,082) |
| Surrenders and withdrawals | (82) | (148,793) | (140) | (11,027) |
| Contract Charges | — | (3,670) | — | (279) |
| Cost of insurance and administrative charges | — | (164) | — | (12) |
| Transfers between Divisions (including fixed account), net | 72 | 491,493 | 89 | (959) |
| Increase (decrease) in net assets derived from principal transactions | 256 | 342,799 | 363 | (12,354) |
| Total increase (decrease) in net assets | 477 | 461,313 | 583 | (5,725) |
| **Net assets at December 30, 2017** | $ 1,281 | $ 848,540 | $ 1,721 | $ 38,833 |

*The accompanying notes are an integral part of these financial statements.*

# VOYA INSURANCE AND ANNUITY COMPANY
# SEPARATE ACCOUNT B
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2017 and 2016
*(Dollars in thousands)*

| | Wells Fargo VT Omega Growth Fund - Class 2 | Wells Fargo VT Index Asset Allocation Fund - Class 2 | Wells Fargo VT Small Cap Growth Fund - Class 2 |
|---|---|---|---|
| **Net assets at January 1, 2016** | $ 1,047 | $ 1,282 | $ 192 |
| **Increase (decrease) in net assets** | | | |
| Operations: | | | |
| Net investment income (loss) | (17) | (12) | (4) |
| Total realized gain (loss) on investments | | | |
| and capital gains distributions | 83 | 98 | 24 |
| Net unrealized appreciation (depreciation) | | | |
| of investments | (83) | (21) | (9) |
| Net increase (decrease) in net assets resulting from | | | |
| operations | (17) | 65 | 11 |
| Changes from principal transactions: | | | |
| Premiums | — | 2 | — |
| Death Benefits | (7) | — | — |
| Surrenders and withdrawals | (163) | (174) | (14) |
| Contract Charges | (8) | (8) | (1) |
| Cost of insurance and administrative charges | — | — | — |
| Transfers between Divisions | | | |
| (including fixed account), net | (81) | (15) | 14 |
| Increase (decrease) in net assets derived from | | | |
| principal transactions | (259) | (195) | (1) |
| Total increase (decrease) in net assets | (276) | (130) | 10 |
| **Net assets at December 31, 2016** | 771 | 1,152 | 202 |
| **Increase (decrease) in net assets** | | | |
| Operations: | | | |
| Net investment income (loss) | (17) | (12) | (4) |
| Total realized gain (loss) on investments | | | |
| and capital gains distributions | 92 | 99 | 10 |
| Net unrealized appreciation (depreciation) | | | |
| of investments | 157 | 29 | 41 |
| Net increase (decrease) in net assets resulting from | | | |
| operations | 232 | 116 | 47 |
| Changes from principal transactions: | | | |
| Premiums | 61 | 19 | — |
| Death Benefits | — | — | — |
| Surrenders and withdrawals | (326) | (143) | (3) |
| Contract Charges | (6) | (8) | (1) |
| Cost of insurance and administrative charges | — | — | — |
| Transfers between Divisions | | | |
| (including fixed account), net | — | (4) | (2) |
| Increase (decrease) in net assets derived from | | | |
| principal transactions | (271) | (136) | (6) |
| Total increase (decrease) in net assets | (39) | (20) | 41 |
| **Net assets at December 30, 2017** | $ 732 | $ 1,132 | $ 243 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

Voya Insurance and Annuity Company Separate Account B (the "Account") was established by Voya Insurance and Annuity Company ("VIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

On December 20, 2017, Voya Financial entered into a Master Transaction Agreement ("MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd ("Athene"), pursuant to which VA Capital will acquire two of Voya Financial's subsidiaries, the Company and Directed Services, LLC ("DSL"). This transaction is expected to close during the second or third quarter of 2018 and will result in the disposition of substantially all of Voya Financial's Closed Block Variable Annuity ("CBVA") and fixed and fixed indexed annuity businesses (collectively, the "Transaction").

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Account includes the Potential Plus Indexed Variable Annuity Contract, the Voya Architect® Variable Annuity Contract, the Voya Customized Solutions Focus Contract, the Voya GoldenSelect® Contracts, the Voya Retirement Solutions Rollover Choice Contract, the Voya Simplicity Contract, the Voya SmartDesign Contracts, and the Wells Fargo Voya Contracts, which all ceased being available to new contract owners, as well as the Voya Preferred Advantage Variable Annuity Contracts (collectively, the "Contracts"). The ceased contracts were, however, still available to existing contract owners. Voya GoldenSelect Contracts included Access, DVA Plus®, Premium Plus®, ESII® and Landmark®. Voya SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

Voya GoldenSelect® Contracts:
  Acess One® (September 2003)
  Access® (March 2010)
  DVA® and DVA Series 100® (May 2000)
  DVA 80® (May 1991)
  DVA Plus® (January 2004)
  ESII® (March 2010)
  Fund for Life (May 1994)
  Generations® (October 2008)
  Granite PrimElite® (May 2001)
  Landmark® (March 2010)

Voya GoldenSelect® Contracts (continued):
  Opportunities® and Legends® (March 2007)
  Premium Plus® (May 2010)
  Premium Plus® featuring the Galaxy VIP Fund (May 2002)
  Value (June 2003)
ING Simplicity Contracts (August 2007)
Voya SmartDesign Contracts:
  Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING contracts:
  Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the VIAC guaranteed interest division, the VIAC fixed interest division and the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VIAC.

At December 31, 2017, the Account had 202 investment divisions (the "Divisions"), 78 of which invest in independently managed mutual funds and 124 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with assets balances at December 31, 2017 and related Trusts are as follows:

**AIM Variable Insurance Funds:**
Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares
**American Funds Insurance Series®:**
Blue Chip Income & Growth Fund - Class 4
Bond Fund - Class 4
Capital Income Builder Fund - Class 4
Global Growth Fund - Class 4
Growth Fund - Class 4
International Fund - Class 4
New World Fund - Class 4
**BlackRock Variable Series Funds, Inc.:**
BlackRock Equity Dividend V.I. Fund - Class III
BlackRock Global Allocation V.I. Fund - Class III
BlackRock High Yield V.I. Fund - Class III
BlackRock iShares Alternative Strategies V.I. Fund - Class III
BlackRock iShares Dynamic Allocation V.I. Fund - Class III
**Columbia Funds Series Trust II:**
Columbia VP Seligman Global Technology Fund - Class 2
**Columbia Funds Variable Insurance Trust:**
Columbia Asset Allocation Fund, Variable Series - Class 1
Columbia Small Cap Value Fund, Variable Series - Class 2
Columbia Small Company Growth Fund, Variable Series - Class 1
**Columbia Funds Variable Series Trust II:**
Columbia VP Large Cap Growth Fund - Class 1
**Deutsche Variable Series I:**
Deutsche High Income VIP - Class B
Deutsche Alternative Asset Allocation VIP - Class B
Deutsche High Income VIP - Class B

**Eaton Vance Variable Trust:**
Eaton Vance VT Floating-Rate Income Fund - Initial Class
**Federated Insurance Series:**
Federated High Income Bond Fund II - Service Shares
Federated Kaufmann Fund II - Service Shares
**Fidelity® Variable Insurance Products:**
Fidelity® VIP Strategic Income Portfolio - Service Class 2
**Fidelity® Variable Insurance Products II:**
Fidelity® VIP Disciplined Small Cap Portfolio - Service Class
**Fidelity® Variable Insurance Products V:**
Fidelity® VIP FundsManager 20% Portfolio - Service Class 2
Fidelity® VIP FundsManager 60% Portfolio - Service Class 2
Fidelity® VIP FundsManager 85% Portfolio - Service Class 2
**Franklin Templeton Variable Insurance Products Trust:**
Franklin Small Cap Value VIP Fund - Class 2
Franklin Strategic Income VIP Fund - Class 2
Templeton Global Bond VIP Fund - Class 2
**Ivy Equity Funds:**
Ivy VIP Advantus Real Estate Securities - Class II
**Ivy Funds Variable Insurance Portfolios:**
Ivy VIP Small Cap Core - Class II
Ivy VIP Asset Strategy
Ivy VIP Balanced
Ivy VIP Energy
Ivy VIP High Income
Ivy VIP International Core Equity
Ivy VIP Mid Cap Growth
Ivy VIP Science and Technology
Ivy VIP Small Cap Growth

**Janus Aspen Series:**
Janus Henderson Balanced Portfolio - Service Shares
Janus Henderson Enterprise Portfolio - Institutional Shares
Janus Henderson Flexible Bond Portfolio - Service Shares

**Legg Mason Partners Equity Trust:**
ClearBridge Variable Aggressive Growth Portfolio II

**Legg Mason Partners Variable Equity Trust:**
ClearBridge Variable Mid Cap Portfolio - Class II

**Legg Mason Partners Variable Income Trust:**
Western Asset Core Plus VIT Portfolio - Class I

**MFS® Series Trust VIII:**
MFS VIT II Strategic Income Portfolio - Service Class

**MFS Variable Insurance Trust:**
MFS VIT Research Series Portfolio - Service Class

**MFS® Variable Insurance Trust II:**
MFS VIT International Value Portfolio - Service Class
MFS VIT Value Series - Service Class

**MFS® Variable Insurance Trust III:**
MFS VIT III Global Real Estate Portfolio - Service Class

**Oppenheimer Integrity Funds:**
Oppenheimer Total Return Bond Fund/VA - Service Shares

**Oppenheimer Main Street Fund®:**
Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA - Service

**Oppenheimer Variable Account Funds:**
Oppenheimer Discovery Mid Cap Growth Fund/VA
Oppenheimer International Growth Fund/VA - Service Shares

**PIMCO Variable Insurance Trust:**
PIMCO All Asset Portfolio - Administrative Class
PIMCO Low Duration Portfolio - Administrative Class
PIMCO Real Return Portfolio - Administrative Class
PIMCO Short-Term Portfolio - Administrative Class
PIMCO Total Return Portfolio - Administrative Class

**ProFunds:**
ProFund VP Bull
ProFund VP Europe 30
ProFund VP Rising Rates Opportunity

**Putnam Variable Trust:**
Putnam VT American Government Income Fund - Class 1B
Putnam VT Income Fund - Class 1B
Putnam VT International Equity Fund - Class 1B
Putnam VT International Value Fund - Class 1B
Putnam VT Investors Fund - Class 1B
Putnam VT Small Cap Value Fund - Class 1B

**T. Rowe Price Equity Series, Inc.:**
T. Rowe Price Blue Chip Growth Portfolio - II
T. Rowe Price Health Sciences Portfolio - II

**Variable Insurance Trust:**
MFS VIT Utilities Series Portfolio - Service Class

**Voya Balanced Portfolio, Inc.:**
Voya Balanced Portfolio - Class S

**Voya Intermediate Bond Portfolio:**
Voya Intermediate Bond Portfolio - Class A
Voya Intermediate Bond Portfolio - Class S

**Voya Investors Trust:**
Voya Global Perspectives® Portfolio - Class A
Voya Government Liquid Assets Portfolio - Service Class
Voya Government Liquid Assets Portfolio - Service 2 Class
Voya High Yield Portfolio - Adviser Class
Voya High Yield Portfolio - Service Class
Voya Large Cap Growth Portfolio - Adviser Class
Voya Large Cap Growth Portfolio - Institutional Class
Voya Large Cap Growth Portfolio - Service Class
Voya Large Cap Growth Portfolio - Service 2 Class
Voya Large Cap Value Portfolio - Adviser Class
Voya Large Cap Value Portfolio - Service Class
Voya Limited Maturity Bond Portfolio - Service Class
Voya Multi-Manager Large Cap Core Portfolio - Service Class
Voya Retirement Conservative Portfolio - Adviser Class
Voya Retirement Growth Portfolio - Adviser Class
Voya Retirement Moderate Growth Portfolio - Adviser Class
Voya Retirement Moderate Portfolio - Adviser Class
VY® BlackRock Inflation Protected Bond Portfolio - Adviser
VY® BlackRock Inflation Protected Bond Portfolio - Service
VY® Clarion Global Real Estate Portfolio - Adviser Class
VY® Clarion Global Real Estate Portfolio - Service Class
VY® Clarion Global Real Estate Portfolio - Service 2 Class
VY® Clarion Real Estate Portfolio - Adviser Class
VY® Clarion Real Estate Portfolio - Service Class
VY® Clarion Real Estate Portfolio - Service 2 Class
VY® Franklin Income Portfolio - Adviser Class
VY® Franklin Income Portfolio - Service Class
VY® Franklin Income Portfolio - Service 2 Class
VY® Invesco Growth and Income Portfolio - Adviser Class
VY® Invesco Growth and Income Portfolio - Service Class
VY® Invesco Growth and Income Portfolio - Service 2 Class
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class

**Voya Investors Trust (continued):**

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® Morgan Stanley Global Franchise Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Service 2 Class

VY® T. Rowe Price International Stock Portfolio - Adviser

VY® T. Rowe Price International Stock Portfolio - Service

VY® Templeton Global Growth Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Service 2 Class

**Voya Partners, Inc.:**

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Service Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2055 Portfolio - Adviser Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Service Class

Voya Solution Moderately Aggressive Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Adviser Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Service 2 Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

**Voya Partners, Inc. (continued):**

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Service Class

**Voya Strategic Allocation Portfolios, Inc.:**

Voya Strategic Allocation Conservative Portfolio - Class S

Voya Strategic Allocation Growth Portfolio - Class S

Voya Strategic Allocation Moderate Portfolio - Class S

**Voya Variable Funds:**

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

**Voya Variable Portfolios, Inc.:**

Voya Euro STOXX 50® Index Portfolio - Class A

Voya FTSE 100® Index Portfolio - Class A

Voya Global Equity Portfolio - Class A

Voya Global Equity Portfolio - Class S

Voya Global Equity Portfolio - Class T

Voya Hang Seng Index Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class A

Voya International Index Portfolio - Class S

Voya Japan TOPIX® Index Portfolio - Class A

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class A

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class A

Voya Russell™ Mid Cap Index Portfolio - Class S

Voya Russell™ Small Cap Index Portfolio - Class A

Voya Russell™ Small Cap Index Portfolio - Class S

Voya Small Company Portfolio - Class A

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class S

**Voya Variable Products Trust:**

Voya MidCap Opportunities Portfolio - Class A

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class A

Voya SmallCap Opportunities Portfolio - Class S

**Wells Fargo Funds Trust:**

    Wells Fargo VT Omega Growth Fund - Class 2

**Wells Fargo Variable Trust:**

    Wells Fargo VT Index Asset Allocation Fund - Class 2

    Wells Fargo VT Small Cap Growth Fund - Class 2

The names of certain Divisions were changed during 2017. The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
| --- | --- |
| **Janus Aspen Series:** | **Janus Aspen Series:** |
| Janus Henderson Balanced Portfolio - Service Shares | Janus Aspen Series Balanced Portfolio - Service Shares |
| Janus Henderson Enterprise Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares |
| Janus Henderson Flexible Bond Portfolio - Service Shares | Janus Aspen Series Flexible Bond Portfolio - Service Shares |

During 2017, the following Divisions were closed to contract owners:

**Voya Investors Trust:**

    VY® FMR® Diversified Mid Cap Portfolio - Service Class

    VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class

    VY® FMR® Diversified Mid Cap Portfolio - Adviser Class

**Voya Mutual Funds:**

    Voya Diversified International Fund - Class R

**Wells Fargo Variable Trust:**

    Wells Fargo VT Intrinsic Value Fund - Class 2

    Wells Fargo VT Total Return Bond Fund - Class 2

**Eaton Vance Variable Trust:**

    Eaton Vance VT Large-Cap Value Fund - Initial Class

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Investments*

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of VIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under

the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

*Contract Owner Reserves*

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. To the extent that benefits to be paid to the contract owners exceed their account values, VIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

*Changes from Principal Transactions*

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including premiums, death benefits, surrenders and withdrawals, contract charges, and cost of insurance and administrative charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VIAC).

*Subsequent Events*

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

## 3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2017 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2017. The Account had no liabilities as of December 31, 2017.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

## 4. Charges and Fees

Under the terms of all Contracts, certain charges and fees are incurred by the Contracts to cover VIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

*Mortality and Expense Risk Charges*

VIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 0.35% to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

*Asset Based Administrative Charges*

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.15% of the assets attributable to certain Contracts. For the Voya Preferred Advantage Variable Annuity Contract the Account deducts this charge at annual rates of 0.60% to cover the mortality and expense risks, as specified in the contract. This Contract with contract dates on and after November 21, 2016 the maximum daily asset based administrative fee increased to 1.15% annually. These charges are assessed through a reduction in unit values.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

*Withdrawal and Distribution Charges*

For certain Contracts, a charge is deducted from the accumulation value for contract owners taking more than one conventional partial withdrawal during a Contract year. For certain Contracts, annual distribution fees are deducted from the Contracts' accumulation values. These charges are assessed through the redemption of units.

*Other Contract Charges*

For certain Contracts, an additional charge up to 0.60% is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through a reduction in unit values.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

*Fees Waived by VIAC*

Certain charges and fees for various types of Contracts may be waived by VIAC. VIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

## 5. Related Party Transactions

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S registered investment companies previously managed by Directed Services LLC ("DSL"), which in turn caused DSL and Voya Retirement Insurance and Annuity Company ("VRIAC") to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue DSL earned as investment adviser.

Until the termination of the intercompany agreement management fees were paid to DSL in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees paid to VIL, an affiliate of the Company, in its capacity as investment adviser to Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.16% to 1.25% of the average net assets of each respective Fund.

## 6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2017  follow:

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| AIM Variable Insurance Funds: | | |
| Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares | $ 65 | $ 21 |
| American Funds Insurance Series®: | | |
| Blue Chip Income & Growth Fund - Class 4 | 3,790 | 254 |
| Bond Fund - Class 4 | 947 | 135 |
| Capital Income Builder Fund - Class 4 | 1,839 | 337 |
| Global Growth Fund - Class 4 | 1,042 | 242 |
| Growth Fund - Class 4 | 4,130 | 301 |
| International Fund - Class 4 | 926 | 68 |
| New World Fund - Class 4 | 612 | 91 |
| BlackRock Variable Series Funds, Inc.: | | |
| BlackRock Equity Dividend V.I. Fund - Class III | 2,496 | 167 |
| BlackRock Global Allocation V.I. Fund - Class III | 23,458 | 132,934 |
| BlackRock High Yield V.I. Fund - Class III | 1,645 | 75 |
| BlackRock iShares Alternative Strategies V.I. Fund - Class III | 633 | 10 |
| BlackRock iShares Dynamic Allocation V.I. Fund - Class III | 119 | 2 |
| Columbia Funds Series Trust II: | | |
| Columbia VP Seligman Global Technology Fund - Class 2 | 1,342 | 4 |
| Columbia Funds Variable Insurance Trust: | | |
| Columbia Asset Allocation Fund, Variable Series - Class 1 | 6 | 175 |
| Columbia Small Cap Value Fund, Variable Series - Class 2 | 7,193 | 34,453 |
| Columbia Small Company Growth Fund, Variable Series - Class 1 | 2 | 2 |
| Columbia Funds Variable Series Trust II: | | |
| Columbia VP Large Cap Growth Fund - Class 1 | — | 61 |
| Deutsche Variable Series I: | | |
| Deutsche Core Equity VIP - Class B | 862 | 86 |
| Deutsche Variable Series II: | | |
| Deutsche Alternative Asset Allocation VIP - Class B | 272 | 3 |
| Deutsche High Income VIP - Class B | 92 | 45 |
| Eaton Vance Variable Trust: | | |
| Eaton Vance VT Floating-Rate Income Fund - Initial Class | 1,975 | 391 |
| Eaton Vance VT Large-Cap Value Fund - Initial Class | 25 | 221 |
| Federated Insurance Series: | | |
| Federated High Income Bond Fund II - Service Shares | 224 | 10 |
| Federated Kaufmann Fund II - Service Shares | 10 | — |
| Fidelity Variable Insurance Products: | | |
| Fidelity® VIP Strategic Income Portfolio - Service Class 2 | 2,650 | 307 |
| Fidelity Variable Insurance Products II: | | |
| Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2 | 272 | 7 |

|  | Purchases | Sales |
|---|---:|---:|
|  | *(Dollars in thousands)* | |
| Fidelity Variable Insurance Products V: | | |
| Fidelity® VIP FundsManager 20% Portfolio - Service Class 2 | $ 22 | $ 3 |
| Fidelity® VIP FundsManager 60% Portfolio - Service Class 2 | 362 | 2 |
| Fidelity® VIP FundsManager 85% Portfolio - Service Class 2 | 54 | 9 |
| Franklin Templeton Variable Insurance Products Trust: | | |
| Franklin Small Cap Value VIP Fund - Class 2 | 836 | 1,659 |
| Franklin Strategic Income VIP Fund - Class 2 | 515 | 235 |
| Templeton Global Bond VIP Fund - Class 2 | 2,326 | 248 |
| Ivy Equity Funds: | | |
| Ivy VIP Advantus Real Estate Securities - Class II | 187 | 4 |
| Ivy Funds Variable Insurance Portfolios: | | |
| Ivy VIP Small Cap Core - Class II | 120 | — |
| Ivy VIP Asset Strategy | 70 | 52 |
| Ivy VIP Balanced | 481 | 13 |
| Ivy VIP Energy | 342 | 207 |
| Ivy VIP High Income | 603 | 285 |
| Ivy VIP International Core Equity | 3 | 16 |
| Ivy VIP Mid Cap Growth | 48 | 87 |
| Ivy VIP Science and Technology | 292 | 246 |
| Ivy VIP Small Cap Growth | 279 | 20 |
| Janus Aspen Series: | | |
| Janus Henderson Balanced Portfolio - Service Shares | 1,760 | 91 |
| Janus Henderson Enterprise Portfolio - Institutional Shares | 1,396 | 97 |
| Janus Henderson Flexible Bond Portfolio - Service Shares | 494 | 521 |
| Legg Mason Partners Equity Trust: | | |
| ClearBridge Variable Aggressive Growth Portfolio II | 87 | 23 |
| Legg Mason Partners Variable Equity Trust: | | |
| ClearBridge Variable Mid Cap Portfolio - Class II | 128 | 42 |
| Legg Mason Partners Variable Income Trust: | | |
| Western Asset Core Plus VIT Portfolio - Class I | 2 | 1 |
| MFS Series Trust VIII: | | |
| MFS VIT II Strategic Income Portfolio - Service Class | 287 | 5 |
| MFS Variable Insurance Trust: | | |
| MFS VIT Research Series Portfolio - Service Class | 321 | 37 |
| MFS Variable Insurance Trust II: | | |
| MFS VIT International Value Portfolio - Service Class | 351 | 1 |
| MFS VIT Value Series - Service Class | 242 | 11 |
| MFS Variable Insurance Trust III: | | |
| MFS VIT III Global Real Estate Portfolio - Service Class | 567 | 7 |
| Oppenheimer Integrity Funds: | | |
| Oppenheimer Total Return Bond Fund/VA - Service Shares | 209 | 3 |
| Oppenheimer Main Street Fund: | | |
| Oppenheimer Main Street Fund®/VA | 462 | 3 |
| Oppenheimer Main Street Small Cap Fund®/VA - Service Shares | 174 | 502 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| Oppenheimer Variable Account Funds: | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | $ 244 | $ 15 |
| Oppenheimer International Growth Fund/VA - Service Shares | 591 | 121 |
| PIMCO Variable Insurance Trust: | | |
| PIMCO All Asset Portfolio - Administrative Class | 127 | 20 |
| PIMCO Low Duration Portfolio - Administrative Class | 913 | 183 |
| PIMCO Real Return Portfolio - Administrative Class | 368 | 897 |
| PIMCO Short-Term Portfolio - Administrative Class | 2,319 | 2,125 |
| PIMCO Total Return Portfolio - Administrative Class | 5,379 | 1,666 |
| ProFunds: | | |
| ProFund VP Bull | 215 | 1,952 |
| ProFund VP Europe 30 | 54 | 1,264 |
| ProFund VP Rising Rates Opportunity | 125 | 662 |
| Putnam Variable Trust: | | |
| Putnam VT American Government Income Fund - Class 1B | 430 | 200 |
| Putnam VT Income Fund - Class 1B | 330 | 286 |
| Putnam VT International Equity Fund - Class 1B | 35 | 2 |
| Putnam VT International Value Fund - Class 1B | 2 | 2 |
| Putnam VT Investors Fund - Class 1B | 104 | 30 |
| Putnam VT Small Cap Value Fund - Class 1B | 107 | 48 |
| T. Rowe Price Equity Series, Inc.: | | |
| T. Rowe Price Blue Chip Growth Portfolio - II | 1,905 | 234 |
| T. Rowe Price Health Sciences Portfolio - II | 2,189 | 311 |
| Variable Insurance Trust: | | |
| MFS VIT Utilities Series Portfolio - Service Class | 883 | 62 |
| Voya Balanced Portfolio, Inc.: | | |
| Voya Balanced Portfolio - Class S | 653 | 1,211 |
| Voya Intermediate Bond Portfolio: | | |
| Voya Intermediate Bond Portfolio - Class A | 2,497 | 1,643 |
| Voya Intermediate Bond Portfolio - Class S | 107,758 | 434,277 |
| Voya Investors Trust: | | |
| Voya Global Perspectives® Portfolio - Class A | 3,873 | 35,009 |
| Voya Government Liquid Assets Portfolio - Service Class | 54,787 | 165,433 |
| Voya Government Liquid Assets Portfolio - Service 2 Class | 13,515 | 12,335 |
| Voya High Yield Portfolio - Adviser Class | 708 | 201 |
| Voya High Yield Portfolio - Service Class | 31,482 | 91,903 |
| Voya Large Cap Growth Portfolio - Adviser Class | 124,803 | 440,713 |
| Voya Large Cap Growth Portfolio - Institutional Class | 7 | 3 |
| Voya Large Cap Growth Portfolio - Service Class | 108,113 | 385,909 |
| Voya Large Cap Growth Portfolio - Service 2 Class | 1,235 | 3,881 |
| Voya Large Cap Value Portfolio - Adviser Class | 139 | 29 |
| Voya Large Cap Value Portfolio - Service Class | 19,736 | 231,058 |
| Voya Limited Maturity Bond Portfolio - Service Class | 567 | 5,443 |
| Voya Multi-Manager Large Cap Core Portfolio - Service Class | 7,132 | 17,696 |
| Voya Retirement Conservative Portfolio - Adviser Class | 28,156 | 95,018 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Voya Investors Trust (continued): | | |
| Voya Retirement Growth Portfolio - Adviser Class | $ 263,631 | $ 737,624 |
| Voya Retirement Moderate Growth Portfolio - Adviser Class | 184,061 | 455,719 |
| Voya Retirement Moderate Portfolio - Adviser Class | 80,707 | 221,084 |
| VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | 279 | 66 |
| VY® BlackRock Inflation Protected Bond Portfolio - Service Class | 7,591 | 39,207 |
| VY® Clarion Global Real Estate Portfolio - Adviser Class | 56 | 336 |
| VY® Clarion Global Real Estate Portfolio - Service Class | 4,968 | 19,389 |
| VY® Clarion Global Real Estate Portfolio - Service 2 Class | 52 | 191 |
| VY® Clarion Real Estate Portfolio - Adviser Class | 314 | 190 |
| VY® Clarion Real Estate Portfolio - Service Class | 5,503 | 54,754 |
| VY® Clarion Real Estate Portfolio - Service 2 Class | 645 | 3,719 |
| VY® FMR® Diversified Mid Cap Portfolio - Adviser Class | 85 | 272 |
| VY® FMR® Diversified Mid Cap Portfolio - Service Class | 109,289 | 541,684 |
| VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class | 5,119 | 26,246 |
| VY® Franklin Income Portfolio - Adviser Class | 1,819 | 236 |
| VY® Franklin Income Portfolio - Service Class | 21,480 | 90,002 |
| VY® Franklin Income Portfolio - Service 2 Class | 349 | 3,032 |
| VY® Invesco Growth and Income Portfolio - Adviser Class | 860 | 93 |
| VY® Invesco Growth and Income Portfolio - Service Class | 40,669 | 100,805 |
| VY® Invesco Growth and Income Portfolio - Service 2 Class | 3,298 | 10,803 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 1,351 | 55 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | 21,969 | 82,283 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | 113 | 4,748 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 695 | 55 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | 21,346 | 80,524 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | 1,593 | 7,937 |
| VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | 928 | 273 |
| VY® Morgan Stanley Global Franchise Portfolio - Service Class | 25,212 | 89,194 |
| VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class | 4,028 | 13,645 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 13,523 | 976 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | 163,598 | 547,606 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | 4,457 | 16,719 |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | 951 | 108 |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | 66,556 | 168,295 |
| VY® T. Rowe Price Equity Income Portfolio - Service 2 Class | 2,195 | 5,981 |
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | 352 | 81 |
| VY® T. Rowe Price International Stock Portfolio - Service Class | 24,788 | 43,234 |
| VY® Templeton Global Growth Portfolio - Service Class | 7,708 | 46,715 |
| VY® Templeton Global Growth Portfolio - Service 2 Class | 418 | 852 |
| Voya Mutual Funds: | | |
| Voya Diversified International Fund - Class R | — | 80 |
| Voya Partners, Inc.: | | |
| Voya Global Bond Portfolio - Adviser Class | 239 | 31 |
| Voya Global Bond Portfolio - Service Class | 280 | 643 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| Voya Partners, Inc. (continued): | | |
| Voya Solution 2025 Portfolio - Adviser Class | $ 166 | $ 41 |
| Voya Solution 2025 Portfolio - Service Class | 855 | 1,763 |
| Voya Solution 2035 Portfolio - Adviser Class | 119 | 4 |
| Voya Solution 2035 Portfolio - Service Class | 365 | 568 |
| Voya Solution 2045 Portfolio - Adviser Class | 43 | 4 |
| Voya Solution 2045 Portfolio - Service Class | 42 | 110 |
| Voya Solution 2055 Portfolio - Adviser Class | 92 | — |
| Voya Solution Income Portfolio - Adviser Class | 121 | 238 |
| Voya Solution Income Portfolio - Service Class | 1,324 | 1,848 |
| Voya Solution Moderately Aggressive Portfolio - Service Class | 18,588 | 101,546 |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | 671 | 104 |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | 445 | 388 |
| VY® Baron Growth Portfolio - Adviser Class | 497 | 73 |
| VY® Baron Growth Portfolio - Service Class | 57,763 | 84,036 |
| VY® Columbia Contrarian Core Portfolio - Adviser Class | 314 | 39 |
| VY® Columbia Contrarian Core Portfolio - Service Class | 19,066 | 59,499 |
| VY® Columbia Small Cap Value II Portfolio - Adviser Class | 568 | 77 |
| VY® Columbia Small Cap Value II Portfolio - Service Class | 4,967 | 29,172 |
| VY® Invesco Comstock Portfolio - Service Class | 17,942 | 65,791 |
| VY® Invesco Equity and Income Portfolio - Adviser Class | 153 | 109 |
| VY® Invesco Equity and Income Portfolio - Initial Class | 200 | 441 |
| VY® Invesco Equity and Income Portfolio - Service Class | 24,013 | 134,312 |
| VY® Invesco Equity and Income Portfolio - Service 2 Class | 28,692 | 78,486 |
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | 1,154 | 53 |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | 13,045 | 37,750 |
| VY® Oppenheimer Global Portfolio - Adviser Class | 598 | 220 |
| VY® Oppenheimer Global Portfolio - Initial Class | 144 | 878 |
| VY® Oppenheimer Global Portfolio - Service Class | 35,002 | 25,249 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 702 | 2 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 1,001 | 1,519 |
| VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | 1,074 | 485 |
| VY® T. Rowe Price Growth Equity Portfolio - Service Class | 59,555 | 68,707 |
| VY® Templeton Foreign Equity Portfolio - Adviser Class | 585 | 74 |
| VY® Templeton Foreign Equity Portfolio - Service Class | 10,519 | 102,050 |
| Voya Strategic Allocation Portfolios, Inc.: | | |
| Voya Strategic Allocation Conservative Portfolio - Class S | 107 | 297 |
| Voya Strategic Allocation Growth Portfolio - Class S | 144 | 157 |
| Voya Strategic Allocation Moderate Portfolio - Class S | 60 | 75 |
| Voya Variable Funds: | | |
| Voya Growth and Income Portfolio - Class A | 126,490 | 246,507 |
| Voya Growth and Income Portfolio - Class I | 129 | 220 |
| Voya Growth and Income Portfolio - Class S | 63,817 | 138,738 |
| Voya Variable Portfolios, Inc.: | | |
| Voya Euro STOXX 50® Index Portfolio - Class A | 9,612 | 11,189 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Voya Variable Portfolios, Inc. (continued): | | |
| Voya FTSE 100® Index Portfolio - Class A | $ 1,240 | $ 1,255 |
| Voya Global Equity Portfolio - Class A | 16 | 8 |
| Voya Global Equity Portfolio - Class S | 9,294 | 102,172 |
| Voya Global Equity Portfolio - Class T | 5,783 | 15,840 |
| Voya Hang Seng Index Portfolio - Class S | 5,058 | 8,787 |
| Voya Index Plus LargeCap Portfolio - Class S | 3,333 | 25,838 |
| Voya Index Plus MidCap Portfolio - Class S | 6,904 | 26,373 |
| Voya Index Plus SmallCap Portfolio - Class S | 6,781 | 23,181 |
| Voya International Index Portfolio - Class A | 22,235 | 156,665 |
| Voya International Index Portfolio - Class S | 892 | 8,729 |
| Voya Japan TOPIX® Index Portfolio - Class A | 2,375 | 3,840 |
| Voya Russell™ Large Cap Growth Index Portfolio - Class S | 25,047 | 65,596 |
| Voya Russell™ Large Cap Index Portfolio - Class A | 1,349 | 47 |
| Voya Russell™ Large Cap Index Portfolio - Class S | 21,585 | 101,605 |
| Voya Russell™ Large Cap Value Index Portfolio - Class I | 2 | 6 |
| Voya Russell™ Large Cap Value Index Portfolio - Class S | 22,759 | 76,415 |
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | 5,999 | 65,093 |
| Voya Russell™ Mid Cap Index Portfolio - Class A | 1,801 | 112 |
| Voya Russell™ Mid Cap Index Portfolio - Class S | 26,622 | 76,254 |
| Voya Russell™ Small Cap Index Portfolio - Class A | 1,302 | 101 |
| Voya Russell™ Small Cap Index Portfolio - Class S | 29,020 | 66,883 |
| Voya Small Company Portfolio - Class A | 412 | 4 |
| Voya Small Company Portfolio - Class S | 18,406 | 34,899 |
| Voya U.S. Bond Index Portfolio - Class S | 17,491 | 64,403 |
| Voya Variable Products Trust: | | |
| Voya MidCap Opportunities Portfolio - Class A | 613 | 308 |
| Voya MidCap Opportunities Portfolio - Class S | 546,514 | 191,089 |
| Voya SmallCap Opportunities Portfolio - Class A | 649 | 208 |
| Voya SmallCap Opportunities Portfolio - Class S | 2,813 | 13,238 |
| Wells Fargo Funds Trust: | | |
| Wells Fargo VT Omega Growth Fund - Class 2 | 30 | 292 |
| Wells Fargo Variable Trust: | | |
| Wells Fargo VT Index Asset Allocation Fund - Class 2 | 59 | 156 |
| Wells Fargo VT Small Cap Growth Fund - Class 2 | 7 | 10 |

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
### Notes to Financial Statements

## 7. Changes in Units

The changes in units outstanding for the years ended December 31, 2017 and 2016 are shown in the following table.

| | YTD December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2017** | | | **2016** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| AIM Variable Insurance Funds: | | | | | | |
| Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares | 5,243 | 1,977 | 3,266 | 8,064 | 1 | 8,063 |
| American Funds Insurance Series®: | | | | | | |
| Blue Chip Income & Growth Fund - Class 4 | 333,695 | 26,677 | 307,018 | 44,973 | 1,759 | 43,214 |
| Bond Fund - Class 4 | 88,449 | 12,538 | 75,911 | 87,478 | 24,841 | 62,637 |
| Capital Income Builder Fund - Class 4 | 164,551 | 27,693 | 136,858 | 67,388 | 1,891 | 65,497 |
| Global Growth Fund - Class 4 | 89,638 | 26,269 | 63,369 | 51,833 | 2,212 | 49,621 |
| Growth Fund - Class 4 | 315,531 | 31,679 | 283,852 | 171,461 | 13,553 | 157,908 |
| International Fund - Class 4 | 79,922 | 7,265 | 72,657 | 51,000 | 18,007 | 32,993 |
| New World Fund - Class 4 | 51,547 | 8,775 | 42,772 | 21,886 | 8,403 | 13,483 |
| BlackRock Variable Series Funds, Inc.: | | | | | | |
| BlackRock Equity Dividend V.I. Fund - Class III | 201,713 | 22,148 | 179,565 | 133,209 | 13,115 | 120,094 |
| BlackRock Global Allocation V.I. Fund - Class III | 3,205,761 | 12,282,895 | (9,077,134) | 2,943,912 | 13,676,394 | (10,732,482) |
| BlackRock High Yield V.I. Fund - Class III | 152,739 | 12,053 | 140,686 | 52,869 | 5,645 | 47,224 |
| BlackRock iShares Alternative Strategies V.I. Fund - Class III | 56,214 | 919 | 55,295 | 6,141 | 90 | 6,051 |
| BlackRock iShares Dynamic Allocation V.I. Fund - Class III | 10,166 | 164 | 10,002 | 255 | 1,585 | (1,330) |
| Columbia Funds Series Trust II: | | | | | | |
| Columbia VP Seligman Global Technology Fund - Class 2 | 118,132 | 1,118 | 117,014 | — | — | — |
| Columbia Funds Variable Insurance Trust: | | | | | | |
| Columbia Asset Allocation Fund, Variable Series - Class 1 | 54 | 7,008 | (6,954) | — | 94 | (94) |
| Columbia Small Cap Value Fund, Variable Series - Class 2 | 124,459 | 1,055,158 | (930,699) | 14,417 | 707,499 | (693,082) |
| Columbia Small Company Growth Fund, Variable Series - Class 1 | — | 34 | (34) | — | 37 | (37) |
| Columbia Funds Variable Series Trust II: | | | | | | |
| Columbia VP Large Cap Growth Fund - Class 1 | — | 4,269 | (4,269) | — | 119 | (119) |
| Deutsche Variable Series I: | | | | | | |
| Deutsche Core Equity VIP - Class B | 67,107 | 1,266 | 65,841 | 6,010 | — | 6,010 |
| Deutsche Variable Series II: | | | | | | |
| Deutsche Alternative Asset Allocation VIP - Class B | 25,715 | 229 | 25,486 | 4,526 | 32 | 4,494 |

| | YTD December 31 | | | | | |
| | 2017 | | | 2016 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Deutsche Variable Series II (continued): | | | | | | |
| Deutsche High Income VIP - Class B | 8,889 | 4,884 | 4,005 | 4,957 | 1,874 | 3,083 |
| Eaton Vance Variable Trust: | | | | | | |
| Eaton Vance VT Floating-Rate Income Fund - Initial Class | 205,586 | 59,710 | 145,876 | 130,579 | 36,866 | 93,713 |
| Eaton Vance VT Large-Cap Value Fund - Initial Class | 2,631 | 21,012 | (18,381) | 12,276 | 3,374 | 8,902 |
| Federated Insurance Series: | | | | | | |
| Federated High Income Bond Fund II - Service Shares | 21,990 | 1,005 | 20,985 | — | — | — |
| Federated Kaufmann Fund II - Service Shares | 930 | — | 930 | — | — | — |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Strategic Income Portfolio - Service Class 2 | 268,418 | 60,043 | 208,375 | 92,054 | 11,617 | 80,437 |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2 | 23,533 | 874 | 22,659 | 2,237 | — | 2,237 |
| Fidelity® Variable Insurance Products V: | | | | | | |
| Fidelity® VIP FundsManager 20% Portfolio - Service Class 2 | 1,902 | 300 | 1,602 | 9,734 | — | 9,734 |
| Fidelity® VIP FundsManager 60% Portfolio - Service Class 2 | 30,516 | 95 | 30,421 | 6,420 | 12 | 6,408 |
| Fidelity® VIP FundsManager 85% Portfolio - Service Class 2 | 4,437 | 843 | 3,594 | 1,458 | — | 1,458 |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value VIP Fund - Class 2 | 6,346 | 47,710 | (41,364) | 6,962 | 48,351 | (41,389) |
| Franklin Strategic Income VIP Fund - Class 2 | 47,766 | 23,432 | 24,334 | 73,540 | 3,372 | 70,168 |
| Templeton Global Bond VIP Fund - Class 2 | 231,582 | 33,487 | 198,095 | 143,132 | 26,423 | 116,709 |
| Ivy Equity Funds: | | | | | | |
| Ivy VIP Advantus Real Estate Securities - Class II | 18,500 | 315 | 18,185 | — | — | — |
| Ivy Funds Variable Insurance Portfolios: | | | | | | |
| Ivy VIP Small Cap Core - Class II | 11,053 | 2 | 11,051 | — | — | — |
| Ivy VIP Asset Strategy | 6,454 | 5,064 | 1,390 | 28,276 | 4,338 | 23,938 |
| Ivy VIP Balanced | 44,013 | 558 | 43,455 | 6,447 | 27 | 6,420 |
| Ivy VIP Energy | 33,421 | 20,106 | 13,315 | 35,093 | 13,464 | 21,629 |
| Ivy VIP High Income | 55,142 | 30,559 | 24,583 | 71,895 | 8,623 | 63,272 |
| Ivy VIP International Core Equity | 580 | 1,819 | (1,239) | 1,752 | — | 1,752 |
| Ivy VIP Mid Cap Growth | 3,206 | 8,034 | (4,828) | 26,465 | 6,813 | 19,652 |
| Ivy VIP Science and Technology | 21,992 | 24,298 | (2,306) | 65,709 | 19,406 | 46,303 |
| Ivy VIP Small Cap Growth | 23,798 | 2,000 | 21,798 | 8,884 | 1,056 | 7,828 |

| | YTD December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2017** | | | **2016** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Janus Aspen Series: | | | | | | |
| Janus Henderson Balanced Portfolio - Service Shares | 159,616 | 12,014 | 147,602 | 82,148 | 17,865 | 64,283 |
| Janus Henderson Enterprise Portfolio - Institutional Shares | 111,947 | 9,313 | 102,634 | 25,456 | 7,998 | 17,458 |
| Janus Henderson Flexible Bond Portfolio - Service Shares | 48,063 | 53,088 | (5,025) | 128,676 | 15,712 | 112,964 |
| Legg Mason Partners Equity Trust: | | | | | | |
| ClearBridge Variable Aggressive Growth Portfolio II | 7,705 | 2,233 | 5,472 | — | — | — |
| Legg Mason Partners Variable Equity Trust: | | | | | | |
| ClearBridge Variable Mid Cap Portfolio - Class II | 11,099 | 3,995 | 7,104 | 2,819 | 35 | 2,784 |
| Legg Mason Partners Variable Income Trust: | | | | | | |
| Western Asset Core Plus VIT Portfolio - Class I | 17 | 11 | 6 | — | 916 | (916) |
| MFS Series Trust VIII: | | | | | | |
| MFS VIT II Strategic Income Portfolio - Service Class | 27,761 | 490 | 27,271 | — | — | — |
| MFS Variable Insurance Trust: | | | | | | |
| MFS VIT Research Series Portfolio - Service Class | 26,271 | 2,852 | 23,419 | 4,103 | 159 | 3,944 |
| MFS Variable Insurance Trust II: | | | | | | |
| MFS VIT International Value Portfolio - Service Class | 31,078 | — | 31,078 | — | — | — |
| MFS VIT Value Series - Service Class | 21,278 | 43 | 21,235 | — | — | — |
| MFS Variable Insurance Trust III: | | | | | | |
| MFS VIT III Global Real Estate Portfolio - Service Class | 55,552 | 493 | 55,059 | — | — | — |
| Oppenheimer Integrity Funds: | | | | | | |
| Oppenheimer Total Return Bond Fund/VA - Service Shares | 20,545 | 248 | 20,297 | — | — | — |
| Oppenheimer Main Street Fund: | | | | | | |
| Oppenheimer Main Street Fund®/VA | 43,174 | 174 | 43,000 | — | — | — |
| Oppenheimer Main Street Small Cap Fund®/VA - Service Shares | 1,542 | 12,625 | (11,083) | 785 | 12,322 | (11,537) |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | 18,407 | 736 | 17,671 | 2,761 | 23 | 2,738 |
| Oppenheimer International Growth Fund/VA - Service Shares | 54,152 | 11,933 | 42,219 | 57,458 | 736 | 56,722 |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO All Asset Portfolio - Administrative Class | 10,079 | 893 | 9,186 | 8,078 | — | 8,078 |
| PIMCO Low Duration Portfolio - Administrative Class | 89,780 | 17,735 | 72,045 | 65,321 | 13,026 | 52,295 |
| PIMCO Real Return Portfolio - Administrative Class | 21,622 | 64,039 | (42,417) | 34,977 | 60,257 | (25,280) |
| PIMCO Short-Term Portfolio - Administrative Class | 265,028 | 246,795 | 18,233 | 277,414 | 139,776 | 137,638 |

| | YTD December 31 | | | | | |
| | 2017 | | | 2016 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| PIMCO Variable Insurance Trust (continued): | | | | | | |
| PIMCO Total Return Portfolio - Administrative Class | 553,292 | 197,338 | 355,954 | 213,744 | 175,811 | 37,933 |
| ProFunds: | | | | | | |
| ProFund VP Bull | 16,585 | 138,197 | (121,612) | 6,041 | 112,170 | (106,129) |
| ProFund VP Europe 30 | 25,488 | 138,627 | (113,139) | 2,298 | 57,987 | (55,689) |
| ProFund VP Rising Rates Opportunity | 185,560 | 460,187 | (274,627) | 132,327 | 243,121 | (110,794) |
| Putnam Variable Trust: | | | | | | |
| Putnam VT American Government Income Fund - Class 1B | 42,287 | 20,519 | 21,768 | 69,082 | 7,865 | 61,217 |
| Putnam VT Income Fund - Class 1B | 29,907 | 29,030 | 877 | 55,153 | 1,777 | 53,376 |
| Putnam VT International Equity Fund - Class 1B | 3,011 | 232 | 2,779 | 472 | 10 | 462 |
| Putnam VT International Value Fund - Class 1B | 166 | 223 | (57) | 790 | — | 790 |
| Putnam VT Investors Fund - Class 1B | 8,231 | 2,507 | 5,724 | 12,152 | 3,117 | 9,035 |
| Putnam VT Small Cap Value Fund - Class 1B | 8,596 | 3,961 | 4,635 | 4,935 | 1,895 | 3,040 |
| T. Rowe Price Equity Series, Inc.: | | | | | | |
| T. Rowe Price Blue Chip Growth Portfolio - II | 160,320 | 30,787 | 129,533 | 168,889 | 15,528 | 153,361 |
| T. Rowe Price Health Sciences Portfolio - II | 191,542 | 38,989 | 152,553 | 171,540 | 47,192 | 124,348 |
| Variable Insurance Trust: | | | | | | |
| MFS VIT Utilities Series Portfolio - Service Class | 78,783 | 8,192 | 70,591 | 32,656 | 13,230 | 19,426 |
| Voya Balanced Portfolio, Inc.: | | | | | | |
| Voya Balanced Portfolio - Class S | 31,170 | 63,704 | (32,534) | 1,412 | 31,771 | (30,359) |
| Voya Intermediate Bond Portfolio: | | | | | | |
| Voya Intermediate Bond Portfolio - Class A | 265,528 | 188,768 | 76,760 | 282,905 | 58,867 | 224,038 |
| Voya Intermediate Bond Portfolio - Class S | 17,652,788 | 41,663,395 | (24,010,607) | 21,482,269 | 44,360,909 | (22,878,640) |
| Voya Investors Trust: | | | | | | |
| Voya Global Perspectives® Portfolio - Class A | 544,767 | 3,427,998 | (2,883,231) | 847,013 | 2,929,566 | (2,082,553) |
| Voya Government Liquid Assets Portfolio - Service Class | 15,993,624 | 23,868,176 | (7,874,552) | 22,120,840 | 25,710,714 | (3,589,874) |
| Voya Government Liquid Assets Portfolio - Service 2 Class | 1,568,018 | 1,460,753 | 107,265 | 1,349,071 | 1,330,527 | 18,544 |
| Voya High Yield Portfolio - Adviser Class | 63,135 | 18,650 | 44,485 | 34,328 | 327 | 34,001 |
| Voya High Yield Portfolio - Service Class | 2,357,597 | 6,275,838 | (3,918,241) | 3,565,569 | 5,520,022 | (1,954,453) |
| Voya Large Cap Growth Portfolio - Adviser Class | 5,006,383 | 28,171,549 | (23,165,166) | 3,493,295 | 20,596,385 | (17,103,090) |
| Voya Large Cap Growth Portfolio - Institutional Class | — | 165 | (165) | — | 134 | (134) |
| Voya Large Cap Growth Portfolio - Service Class | 1,500,234 | 14,484,020 | (12,983,786) | 372,811 | 10,744,446 | (10,371,635) |

| | YTD December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2017** | | | **2016** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Voya Investors Trust (continued): | | | | | | |
| Voya Large Cap Growth Portfolio - Service 2 Class | 22,058 | 150,693 | (128,635) | 2,163 | 103,957 | (101,794) |
| Voya Large Cap Value Portfolio - Adviser Class | 12,369 | 2,677 | 9,692 | 18,643 | 1,091 | 17,552 |
| Voya Large Cap Value Portfolio - Service Class | 2,587,498 | 15,016,096 | (12,428,598) | 1,801,762 | 12,261,437 | (10,459,675) |
| Voya Limited Maturity Bond Portfolio - Service Class | 30,548 | 266,011 | (235,463) | 10,526 | 234,679 | (224,153) |
| Voya Multi-Manager Large Cap Core Portfolio - Service Class | 405,396 | 1,067,149 | (661,753) | 537,062 | 985,809 | (448,747) |
| Voya Retirement Conservative Portfolio - Adviser Class | 5,190,123 | 12,119,048 | (6,928,925) | 10,464,437 | 9,863,993 | 600,444 |
| Voya Retirement Growth Portfolio - Adviser Class | 12,934,908 | 59,378,130 | (46,443,222) | 3,150,394 | 40,718,310 | (37,567,916) |
| Voya Retirement Moderate Growth Portfolio - Adviser Class | 6,873,406 | 35,514,728 | (28,641,322) | 3,197,025 | 29,161,284 | (25,964,259) |
| Voya Retirement Moderate Portfolio - Adviser Class | 4,250,912 | 18,816,528 | (14,565,616) | 3,277,970 | 16,589,488 | (13,311,518) |
| VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | 28,848 | 7,386 | 21,462 | 35,344 | 6,397 | 28,947 |
| VY® BlackRock Inflation Protected Bond Portfolio - Service Class | 2,342,758 | 5,104,170 | (2,761,412) | 3,706,139 | 5,007,850 | (1,301,711) |
| VY® Clarion Global Real Estate Portfolio - Adviser Class | 7,870 | 38,144 | (30,274) | 54,841 | 4,311 | 50,530 |
| VY® Clarion Global Real Estate Portfolio - Service Class | 419,196 | 1,571,949 | (1,152,753) | 56,084 | 1,061,949 | (1,005,865) |
| VY® Clarion Global Real Estate Portfolio - Service 2 Class | 4,803 | 16,111 | (11,308) | 456 | 16,588 | (16,132) |
| VY® Clarion Real Estate Portfolio - Adviser Class | 31,336 | 20,217 | 11,119 | 60,538 | 10,470 | 50,068 |
| VY® Clarion Real Estate Portfolio - Service Class | 111,962 | 667,153 | (555,191) | 13,787 | 430,969 | (417,182) |
| VY® Clarion Real Estate Portfolio - Service 2 Class | 26,791 | 125,669 | (98,878) | 4,727 | 95,497 | (90,770) |
| VY® FMR® Diversified Mid Cap Portfolio - Adviser Class | 3,069 | 24,311 | (21,242) | 18,895 | 2,269 | 16,626 |
| VY® FMR® Diversified Mid Cap Portfolio - Service Class | 835,855 | 21,023,005 | (20,187,150) | 461,167 | 4,025,441 | (3,564,274) |
| VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class | 14,321 | 846,019 | (831,698) | 6,948 | 186,720 | (179,772) |
| VY® Franklin Income Portfolio - Adviser Class | 190,138 | 48,857 | 141,281 | 20,572 | 4,737 | 15,835 |
| VY® Franklin Income Portfolio - Service Class | 2,406,789 | 7,412,899 | (5,006,110) | 2,585,982 | 6,398,697 | (3,812,715) |
| VY® Franklin Income Portfolio - Service 2 Class | 32,835 | 219,451 | (186,616) | 35,207 | 110,266 | (75,059) |
| VY® Invesco Growth and Income Portfolio - Adviser Class | 72,188 | 10,603 | 61,585 | 19,101 | 2,638 | 16,463 |
| VY® Invesco Growth and Income Portfolio - Service Class | 1,310,116 | 3,062,294 | (1,752,178) | 1,516,511 | 1,748,830 | (232,319) |
| VY® Invesco Growth and Income Portfolio - Service 2 Class | 76,486 | 447,463 | (370,977) | 17,815 | 310,416 | (292,601) |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 113,612 | 5,686 | 107,926 | 24,626 | 101 | 24,525 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | 3,113,645 | 5,561,705 | (2,448,060) | 1,961,842 | 4,188,568 | (2,226,726) |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class | 22,379 | 160,764 | (138,385) | 1,202 | 111,595 | (110,393) |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 57,417 | 5,739 | 51,678 | 24,775 | 4,135 | 20,640 |

| | YTD December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2017** | | | **2016** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Voya Investors Trust (continued): | | | | | | |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | 1,149,107 | 3,460,418 | (2,311,311) | 1,209,235 | 2,713,016 | (1,503,781) |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class | 26,988 | 251,441 | (224,453) | 424 | 187,749 | (187,325) |
| VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | 71,459 | 22,708 | 48,751 | 96,875 | 12,488 | 84,387 |
| VY® Morgan Stanley Global Franchise Portfolio - Service Class | 852,866 | 3,651,780 | (2,798,914) | 1,848,881 | 2,979,554 | (1,130,673) |
| VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class | 83,394 | 479,287 | (395,893) | 29,890 | 307,121 | (277,231) |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 1,173,612 | 177,011 | 996,601 | 1,363,184 | 119,985 | 1,243,199 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | 3,104,928 | 9,937,344 | (6,832,416) | 5,094,387 | 8,666,243 | (3,571,856) |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class | 102,358 | 605,218 | (502,860) | 72,753 | 517,125 | (444,372) |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | 79,367 | 10,246 | 69,121 | 26,338 | 6,119 | 20,219 |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | 1,575,113 | 5,070,216 | (3,495,103) | 1,783,708 | 3,095,820 | (1,312,112) |
| VY® T. Rowe Price Equity Income Portfolio - Service 2 Class | 37,590 | 266,716 | (229,126) | 24,505 | 167,656 | (143,151) |
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | 30,675 | 8,544 | 22,131 | 11,197 | 2 | 11,195 |
| VY® T. Rowe Price International Stock Portfolio - Service Class | 2,797,341 | 3,813,804 | (1,016,463) | 1,208,686 | 2,253,865 | (1,045,179) |
| VY® Templeton Global Growth Portfolio - Service Class | 530,912 | 1,960,950 | (1,430,038) | 319,282 | 1,541,280 | (1,221,998) |
| VY® Templeton Global Growth Portfolio - Service 2 Class | 26,463 | 42,406 | (15,943) | 2,918 | 40,844 | (37,926) |
| Voya Mutual Funds: | | | | | | |
| Voya Diversified International Fund - Class R | — | 7,354 | (7,354) | — | 679 | (679) |
| Voya Partners, Inc.: | | | | | | |
| Voya Global Bond Portfolio - Adviser Class | 23,067 | 3,322 | 19,745 | 16,852 | 1,899 | 14,953 |
| Voya Global Bond Portfolio - Service Class | 13,408 | 42,880 | (29,472) | 20,809 | 55,513 | (34,704) |
| Voya Solution 2025 Portfolio - Adviser Class | 13,242 | 3,587 | 9,655 | 32,025 | 830 | 31,195 |
| Voya Solution 2025 Portfolio - Service Class | 8,956 | 97,016 | (88,060) | 12,975 | 141,090 | (128,115) |
| Voya Solution 2035 Portfolio - Adviser Class | 9,896 | 364 | 9,532 | 2,204 | 3 | 2,201 |
| Voya Solution 2035 Portfolio - Service Class | 1,056 | 27,924 | (26,868) | 3,313 | 49,353 | (46,040) |
| Voya Solution 2045 Portfolio - Adviser Class | 3,590 | 359 | 3,231 | 1,133 | 2 | 1,131 |
| Voya Solution 2045 Portfolio - Service Class | 357 | 5,437 | (5,080) | 367 | 6,180 | (5,813) |
| Voya Solution 2055 Portfolio - Adviser Class | 8,166 | 1 | 8,165 | — | — | — |
| Voya Solution Income Portfolio - Adviser Class | 10,464 | 22,806 | (12,342) | 50,071 | 8,000 | 42,071 |
| Voya Solution Income Portfolio - Service Class | 63,868 | 115,017 | (51,149) | 34,898 | 129,120 | (94,222) |
| Voya Solution Moderately Aggressive Portfolio - Service Class | 1,806,128 | 9,940,762 | (8,134,634) | 868,174 | 9,774,322 | (8,906,148) |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | 57,527 | 11,985 | 45,542 | 51,534 | 4,858 | 46,676 |

| | Year ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2017** | | | **2016** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Voya Partners, Inc. (continued): | | | | | | |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | 17,914 | 19,474 | (1,560) | 17,693 | 7,484 | 10,209 |
| VY® Baron Growth Portfolio - Adviser Class | 36,071 | 6,967 | 29,104 | 33,634 | 7,759 | 25,875 |
| VY® Baron Growth Portfolio - Service Class | 2,285,323 | 4,787,929 | (2,502,606) | 854,944 | 3,953,328 | (3,098,384) |
| VY® Columbia Contrarian Core Portfolio - Adviser Class | 19,520 | 2,576 | 16,944 | 45,076 | 5,183 | 39,893 |
| VY® Columbia Contrarian Core Portfolio - Service Class | 874,788 | 3,933,105 | (3,058,317) | 1,601,488 | 3,491,375 | (1,889,887) |
| VY® Columbia Small Cap Value II Portfolio - Adviser Class | 47,959 | 6,146 | 41,813 | 25,229 | 3,746 | 21,483 |
| VY® Columbia Small Cap Value II Portfolio - Service Class | 224,865 | 1,720,909 | (1,496,044) | 29,358 | 1,193,203 | (1,163,845) |
| VY® Invesco Comstock Portfolio - Service Class | 1,758,023 | 3,980,652 | (2,222,629) | 776,523 | 2,796,897 | (2,020,374) |
| VY® Invesco Equity and Income Portfolio - Adviser Class | 64,463 | 9,583 | 54,880 | 49,131 | 3,952 | 45,179 |
| VY® Invesco Equity and Income Portfolio - Initial Class | 50 | 12,962 | (12,912) | 4 | 7,443 | (7,439) |
| VY® Invesco Equity and Income Portfolio - Service Class | 623,808 | 7,066,695 | (6,442,887) | 193,066 | 6,729,316 | (6,536,250) |
| VY® Invesco Equity and Income Portfolio - Service 2 Class | 2,910,867 | 7,699,289 | (4,788,422) | 2,231,546 | 6,480,131 | (4,248,585) |
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | 96,721 | 6,218 | 90,503 | 58,850 | 9,342 | 49,508 |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | 176,830 | 1,720,651 | (1,543,821) | 27,961 | 1,442,777 | (1,414,816) |
| VY® Oppenheimer Global Portfolio - Adviser Class | 53,525 | 23,603 | 29,922 | 29,882 | 57,103 | (27,221) |
| VY® Oppenheimer Global Portfolio - Initial Class | 836 | 32,587 | (31,751) | 950 | 23,255 | (22,305) |
| VY® Oppenheimer Global Portfolio - Service Class | 2,776,397 | 2,138,633 | 637,764 | 347,216 | 2,462,323 | (2,115,107) |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 65,223 | 66 | 65,157 | — | — | — |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 8,964 | 41,333 | (32,369) | 13,083 | 34,487 | (21,404) |
| VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | 74,030 | 47,461 | 26,569 | 93,135 | 9,236 | 83,899 |
| VY® T. Rowe Price Growth Equity Portfolio - Service Class | 3,840,453 | 5,689,240 | (1,848,787) | 3,365,635 | 7,360,374 | (3,994,739) |
| VY® Templeton Foreign Equity Portfolio - Adviser Class | 50,484 | 7,431 | 43,053 | 11,766 | 3,946 | 7,820 |
| VY® Templeton Foreign Equity Portfolio - Service Class | 2,556,616 | 10,325,520 | (7,768,904) | 1,722,895 | 8,347,883 | (6,624,988) |
| Voya Strategic Allocation Portfolios, Inc.: | | | | | | |
| Voya Strategic Allocation Conservative Portfolio - Class S | 3,478 | 14,319 | (10,841) | — | 11,623 | (11,623) |
| Voya Strategic Allocation Growth Portfolio - Class S | 6,932 | 7,481 | (549) | 135 | 952 | (817) |
| Voya Strategic Allocation Moderate Portfolio - Class S | 1,972 | 2,958 | (986) | 102 | 1,889 | (1,787) |
| Voya Variable Funds: | | | | | | |
| Voya Growth and Income Portfolio - Class A | 3,484,131 | 16,326,154 | (12,842,023) | 1,555,112 | 11,498,623 | (9,943,511) |
| Voya Growth and Income Portfolio - Class I | 31 | 11,463 | (11,432) | 58 | 6,709 | (6,651) |
| Voya Growth and Income Portfolio - Class S | 1,103,472 | 9,475,452 | (8,371,980) | 216,725 | 7,004,026 | (6,787,301) |

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2017** | | | **2016** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Voya Variable Portfolios, Inc.: | | | | | | |
| Voya Euro STOXX 50® Index Portfolio - Class A | 1,305,420 | 1,492,016 | (186,596) | 473,595 | 1,574,379 | (1,100,784) |
| Voya FTSE 100® Index Portfolio - Class A | 100,594 | 119,449 | (18,855) | 97,568 | 214,078 | (116,510) |
| Voya Global Equity Portfolio - Class A | 1,442 | 742 | 700 | 1,748 | 715 | 1,033 |
| Voya Global Equity Portfolio - Class S | 1,120,269 | 9,711,909 | (8,591,640) | 344,712 | 8,843,416 | (8,498,704) |
| Voya Global Equity Portfolio - Class T | 827,551 | 1,793,992 | (966,441) | 1,187,007 | 2,714,586 | (1,527,579) |
| Voya Global Equity Portfolio - Class T | 527,999 | 734,949 | (206,950) | 234,602 | 644,264 | (409,662) |
| Voya Index Plus LargeCap Portfolio - Class S | 163,905 | 1,451,248 | (1,287,343) | 77,694 | 922,571 | (844,877) |
| Voya Index Plus MidCap Portfolio - Class S | 148,241 | 1,155,018 | (1,006,777) | 31,173 | 583,634 | (552,461) |
| Voya Index Plus SmallCap Portfolio - Class S | 140,955 | 1,053,859 | (912,904) | 29,460 | 540,985 | (511,525) |
| Voya International Index Portfolio - Class A | 5,287,272 | 18,237,402 | (12,950,130) | 2,820,450 | 13,375,889 | (10,555,439) |
| Voya International Index Portfolio - Class S | 124,101 | 955,338 | (831,237) | 55,718 | 747,579 | (691,861) |
| Voya Japan TOPIX® Index Portfolio - Class A | 217,811 | 341,734 | (123,923) | 327,421 | 1,331,697 | (1,004,276) |
| Voya Russell™ Large Cap Growth Index Portfolio - Class S | 2,013,347 | 3,197,497 | (1,184,150) | 3,369,963 | 4,186,455 | (816,492) |
| Voya Russell™ Large Cap Index Portfolio - Class A | 121,525 | 3,532 | 117,993 | — | — | — |
| Voya Russell™ Large Cap Index Portfolio - Class S | 3,471,132 | 7,929,889 | (4,458,757) | 5,106,752 | 6,834,013 | (1,727,261) |
| Voya Russell™ Large Cap Value Index Portfolio - Class I | 27 | 412 | (385) | — | 1,854 | (1,854) |
| Voya Russell™ Large Cap Value Index Portfolio - Class S | 1,845,788 | 4,060,014 | (2,214,226) | 2,704,258 | 3,970,220 | (1,265,962) |
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | 881,665 | 2,882,326 | (2,000,661) | 1,591,017 | 2,545,012 | (953,995) |
| Voya Russell™ Mid Cap Index Portfolio - Class A | 146,820 | 12,085 | 134,735 | 127,371 | 12,759 | 114,612 |
| Voya Russell™ Mid Cap Index Portfolio - Class S | 2,025,185 | 5,429,134 | (3,403,949) | 5,118,104 | 4,111,318 | 1,006,786 |
| Voya Russell™ Small Cap Index Portfolio - Class A | 104,250 | 9,735 | 94,515 | 77,636 | 5,987 | 71,649 |
| Voya Russell™ Small Cap Index Portfolio - Class S | 2,237,260 | 4,930,317 | (2,693,057) | 3,129,324 | 3,806,716 | (677,392) |
| Voya Small Company Portfolio - Class A | 40,178 | 3 | 40,175 | — | — | — |
| Voya Small Company Portfolio - Class S | 951,505 | 2,229,678 | (1,278,173) | 1,693,499 | 1,761,437 | (67,938) |
| Voya U.S. Bond Index Portfolio - Class S | 3,855,176 | 8,043,489 | (4,188,313) | 9,387,160 | 10,492,529 | (1,105,369) |
| Voya Variable Products Trust: | | | | | | |
| Voya MidCap Opportunities Portfolio - Class A | 52,070 | 29,498 | 22,572 | 57,249 | 7,216 | 50,033 |
| Voya MidCap Opportunities Portfolio - Class S | 27,303,842 | 10,326,772 | 16,977,070 | 1,303,210 | 4,791,613 | (3,488,403) |
| Voya SmallCap Opportunities Portfolio - Class A | 54,270 | 22,705 | 31,565 | 78,959 | 6,719 | 72,240 |
| Voya SmallCap Opportunities Portfolio - Class S | 68,343 | 763,915 | (695,572) | 65,024 | 557,831 | (492,807) |

| | **Year ended December 31** | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2017** | | | **2016** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Wells Fargo Funds Trust: | | | | | | |
|     Wells Fargo VT Omega Growth Fund - Class 2 | 2,679 | 14,228 | (11,549) | 109 | 13,943 | (13,834) |
| Wells Fargo Variable Trust: | | | | | | |
|     Wells Fargo VT Small Cap Growth Fund - Class 2 | 856 | 7,131 | (6,275) | 131 | 10,294 | (10,163) |
|     Voya SmallCap Opportunities Portfolio - Class A | — | 175 | (175) | 615 | 682 | (67) |

## 8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, follows:

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares | | | | | | | | | | | | | |
| 2017 | | 12 | $10.96 | to | $11.22 | $135 | 3.88% | 0.60% | to | 1.15% | | 9.14% | |
| 2016 | | 9 | | $10.28 | | $91 | 0.13% | | 0.60% | | | 10.90% | |
| 2015 | 7/7/2015 | 1 | | $9.27 | | $7 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| Blue Chip Income & Growth Fund - Class 4 | | | | | | | | | | | | | |
| 2017 | | 350 | $11.99 | to | $12.70 | $4,274 | 2.83% | 0.60% | to | 1.15% | 15.29% | to | 16.09% |
| 2016 | 6/15/2016 | 43 | $10.40 | to | $10.94 | $472 | (d) | 0.60% | to | 1.15% | | (d) | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| Bond Fund - Class 4 | | | | | | | | | | | | | |
| 2017 | | 189 | $10.11 | to | $10.28 | $1,936 | 2.21% | 0.60% | to | 1.15% | | 2.59% | |
| 2016 | | 113 | | $10.02 | | $1,135 | 1.93% | | 0.60% | | | 2.24% | |
| 2015 | 7/7/2015 | 51 | | $9.80 | | $497 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| Capital Income Builder Fund - Class 4 | | | | | | | | | | | | | |
| 2017 | | 227 | $10.99 | to | $11.30 | $2,534 | 2.79% | 0.60% | to | 1.15% | 11.33% | to | 11.91% |
| 2016 | | 91 | $9.82 | to | $10.15 | $889 | 3.30% | 0.60% | to | 1.15% | | 3.15% | |
| 2015 | 7/7/2015 | 25 | | $9.52 | | $238 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Global Growth Fund - Class 4** | | | | | | | | | | | | | |
| 2017 | | 144 | $12.77 | to | $12.96 | $1,855 | 0.63% | 0.60% | to | 1.15% | | 30.31% | |
| 2016 | | 81 | | $9.80 | | $795 | 0.88% | | 0.60% | | | -0.20% | |
| 2015 | 7/7/2015 | 31 | | $9.82 | | $309 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Growth Fund - Class 4** | | | | | | | | | | | | | |
| 2017 | | 513 | $12.97 | to | $13.83 | $6,904 | 0.52% | 0.60% | to | 1.15% | 26.54% | to | 27.23% |
| 2016 | | 230 | $10.25 | to | $10.87 | $2,495 | 0.75% | 0.60% | to | 1.15% | | 8.48% | |
| 2015 | 7/7/2015 | 72 | | $10.02 | | $717 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **International Fund - Class 4** | | | | | | | | | | | | | |
| 2017 | | 137 | $11.98 | to | $12.78 | $1,682 | 1.62% | 0.60% | to | 1.15% | 30.41% | to | 31.22% |
| 2016 | | 65 | $9.13 | to | $9.80 | $590 | 1.62% | 0.60% | to | 1.15% | | 2.58% | |
| 2015 | 7/7/2015 | 32 | | $8.90 | | $281 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **New World Fund - Class 4** | | | | | | | | | | | | | |
| 2017 | | 85 | $12.56 | to | $12.70 | $1,077 | 0.93% | 0.60% | to | 1.15% | | 28.29% | |
| 2016 | | 43 | | $9.79 | | $417 | 0.74% | | 0.60% | | | 4.37% | |
| 2015 | 7/7/2015 | 29 | | $9.38 | | $273 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **BlackRock Equity Dividend V.I. Fund - Class III** | | | | | | | | | | | | | |
| 2017 | | 337 | $12.11 | to | $13.10 | $4,296 | 1.51% | 0.60% | to | 1.15% | 15.11% | to | 15.83% |
| 2016 | | 158 | $10.52 | to | $11.31 | $1,782 | 1.74% | 0.60% | to | 1.15% | | 15.29% | |
| 2015 | 7/7/2015 | 38 | | $9.81 | | $369 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **BlackRock Global Allocation V.I. Fund - Class III** | | | | | | | | | | | | | |
| 2017 | | 52,688 | $11.12 | to | $14.10 | $689,179 | 1.24% | 0.60% | to | 2.35% | 11.03% | to | 13.02% |
| 2016 | | 61,765 | $9.84 | to | $12.52 | $723,193 | 1.14% | 0.60% | to | 2.35% | 1.37% | to | 3.14% |
| 2015 | | 72,500 | $9.54 | to | $12.18 | $832,160 | 0.99% | 0.60% | to | 2.35% | -3.37% | to | -1.93% |
| 2014 | | 85,829 | $11.29 | to | $12.42 | $1,011,854 | 2.16% | 0.95% | to | 2.35% | -0.44% | to | 0.98% |
| 2013 | | 93,742 | $11.34 | to | $12.30 | $1,103,143 | 1.07% | 0.95% | to | 2.35% | 11.72% | to | 13.30% |
| **BlackRock High Yield V.I. Fund - Class III** | | | | | | | | | | | | | |
| 2017 | | 200 | $10.84 | to | $11.28 | $2,215 | 4.17% | 0.60% | to | 1.15% | 5.86% | to | 6.42% |
| 2016 | | 60 | $10.24 | to | $10.60 | $633 | 4.86% | 0.60% | to | 1.15% | | 12.17% | |
| 2015 | 7/7/2015 | 12 | | $9.45 | | $118 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **BlackRock iShares Alternative Strategies V.I. Fund - Class III** | | | | | | | | | | | | | |
| 2017 | | 62 | $11.18 | to | $11.31 | $696 | 4.47% | 0.60% | to | 1.15% | | 11.76% | |
| 2016 | | 7 | | $10.12 | | $70 | 4.63% | | 0.60% | | | 5.64% | |
| 2015 | 7/7/2015 | 1 | | $9.58 | | $8 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **BlackRock iShares Dynamic Allocation V.I. Fund - Class III** | | | | | | | | | | | | | |
| 2017 | | 11 | $11.23 | to | $11.53 | $124 | 3.13% | 0.60% | to | 1.15% | | 14.01% | |
| 2016 | | 1 | | $9.85 | | $8 | 1.07% | | 0.60% | | | 5.57% | |
| 2015 | 7/7/2015 | 2 | | $9.33 | | $20 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Columbia VP Seligman Global Technology Fund - Class 2** | | | | | | | | | | | | | |
| 2017 | 5/8/2017 | 117 | $11.49 | to | $11.54 | $1,346 | (e) | 0.60% | to | 1.15% | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Columbia Asset Allocation Fund, Variable Series - Class 1** | | | | | | | | | | | | | |
| 2017 | | 7 | $23.98 | to | $25.46 | $187 | 1.80% | 1.40% | to | 1.80% | 13.59% | to | 14.01% |
| 2016 | | 14 | $21.12 | to | $22.33 | $319 | 2.24% | 1.40% | to | 1.80% | 3.43% | to | 3.86% |
| 2015 | | 15 | $20.42 | to | $21.50 | $309 | 2.18% | 1.40% | to | 1.80% | -0.73% | to | -0.32% |
| 2014 | | 16 | $20.57 | to | $21.57 | $333 | 2.47% | 1.40% | to | 1.80% | 8.09% | to | 8.50% |
| 2013 | | 16 | $19.03 | to | $19.88 | $315 | 2.50% | 1.40% | to | 1.80% | 16.04% | to | 16.53% |
| **Columbia Small Cap Value Fund, Variable Series - Class 2** | | | | | | | | | | | | | |
| 2017 | | 2,242 | $21.50 | to | $40.59 | $80,570 | 0.33% | 0.95% | to | 2.35% | 11.30% | to | 12.90% |
| 2016 | | 3,173 | $19.31 | to | $36.06 | $102,536 | 0.37% | 0.95% | to | 2.35% | 29.60% | to | 31.48% |
| 2015 | | 3,866 | $14.90 | to | $27.51 | $96,069 | 0.56% | 0.95% | to | 2.35% | -8.53% | to | -7.23% |
| 2014 | | 4,560 | $16.29 | to | $29.73 | $123,452 | 0.46% | 0.95% | to | 2.35% | 0.68% | to | 2.10% |
| 2013 | | 5,503 | $16.18 | to | $29.22 | $147,852 | 1.00% | 0.95% | to | 2.35% | 30.91% | to | 32.79% |
| **Columbia Small Company Growth Fund, Variable Series - Class 1** | | | | | | | | | | | | | |
| 2017 | | 1 | | $36.76 | | $38 | — | | 1.40% | | | 27.45% | |
| 2016 | | 1 | | $28.85 | | $31 | — | | 1.40% | | | 11.18% | |
| 2015 | | 1 | | $25.95 | | $29 | — | | 1.40% | | | 2.37% | |
| 2014 | | 1 | | $25.35 | | $29 | — | | 1.40% | | | -5.97% | |
| 2013 | | 1 | | $26.96 | | $32 | (f) | | 1.40% | | | (f) | |
| **Columbia VP Large Cap Growth Fund - Class 1** | | | | | | | | | | | | | |
| 2017 | | 27 | $14.75 | to | $15.20 | $402 | — | 1.45% | to | 1.90% | 25.75% | to | 26.25% |
| 2016 | | 31 | $11.73 | to | $12.04 | $370 | — | 1.45% | to | 1.90% | -0.68% | to | -0.25% |
| 2015 | | 31 | $11.81 | to | $12.07 | $373 | — | 1.45% | to | 1.90% | 7.07% | to | 7.58% |
| 2014 | | 33 | $11.03 | to | $11.22 | $366 | — | 1.45% | to | 1.90% | 11.98% | to | 12.54% |
| 2013 | | 34 | $9.85 | to | $9.99 | $336 | — | 1.40% | to | 1.90% | 27.92% | to | 28.74% |
| **Deutsche Core Equity VIP - Class B** | | | | | | | | | | | | | |
| 2017 | | 72 | $12.35 | to | $13.45 | $900 | 0.20% | 0.60% | to | 1.15% | | 19.88% | |
| 2016 | 8/15/2016 | 6 | | $11.22 | | $67 | (d) | | 0.60% | | | (d) | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Deutsche Alternative Asset Allocation VIP - Class B | | | | | | | | | | | |
| 2017 | | 30 | $10.28 | to | $10.72 | $322 | 0.56% | 0.60% | to | 1.15% | 6.31% |
| 2016 | | 5 | | $9.67 | | $46 | 0.27% | | 0.60% | | 4.43% |
| 2015 | 7/7/2015 | — | | $9.26 | | $2 | (c) | | 0.60% | | (c) |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) |
| Deutsche High Income VIP - Class B | | | | | | | | | | | |
| 2017 | | 11 | $10.80 | to | $11.17 | $121 | 8.67% | 0.60% | to | 1.15% | 6.58% |
| 2016 | | 7 | | $10.48 | | $74 | 4.63% | | 0.60% | | 11.97% |
| 2015 | 7/7/2015 | 4 | | $9.36 | | $37 | (c) | | 0.60% | | (c) |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) |
| Eaton Vance VT Floating-Rate Income Fund - Initial Class | | | | | | | | | | | |
| 2017 | | 389 | $10.34 | to | $10.81 | $4,146 | 2.90% | 0.60% | to | 1.15% | 2.85% |
| 2016 | | 244 | | $10.51 | | $2,561 | 3.11% | | 0.60% | | 8.24% |
| 2015 | 7/7/2015 | 150 | | $9.71 | | $1,455 | (c) | | 0.60% | | (c) |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) |
| Federated High Income Bond Fund II - Service Shares | | | | | | | | | | | |
| 2017 | 5/15/2017 | 21 | $10.28 | to | $10.32 | $216 | (e) | 0.60% | to | 1.15% | (e) |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| Federated Kaufmann Fund II - Service Shares | | | | | | | | | | | |
| 2017 | 6/7/2017 | 1 | $11.66 | to | $11.70 | $11 | (e) | 0.60% | to | 1.15% | (e) |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fidelity® VIP Strategic Income Portfolio - Service Class 2** | | | | | | | | | | | |
| 2017 | | 339 | $10.66 | to | $11.08 | $3,702 | 4.29% | 0.60% | to | 1.15% | 6.85% |
| 2016 | | 131 | | $10.37 | | $1,356 | 5.03% | | 0.60% | | 7.35% |
| 2015 | 7/7/2015 | 50 | | $9.66 | | $486 | (c) | | 0.60% | | (c) |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) |
| **Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2** | | | | | | | | | | | |
| 2017 | | 25 | $11.80 | to | $12.31 | $300 | 0.67% | 0.60% | to | 1.15% | 6.12% |
| 2016 | 5/2/2016 | 2 | | $11.60 | | $26 | (d) | | 0.60% | | (d) |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| **Fidelity® VIP FundsManager 20% Portfolio - Service Class 2** | | | | | | | | | | | |
| 2017 | | 11 | | $10.85 | | $123 | 1.25% | | 0.60% | | 6.58% |
| 2016 | 3/4/2016 | 10 | | $10.18 | | $99 | (d) | | 0.60% | | (d) |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| **Fidelity® VIP FundsManager 60% Portfolio - Service Class 2** | | | | | | | | | | | |
| 2017 | | 37 | $11.67 | to | $12.00 | $432 | 1.53% | 0.60% | to | 1.15% | 16.05% |
| 2016 | 4/4/2016 | 6 | | $10.34 | | $66 | (d) | | 0.60% | | (d) |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| **Fidelity® VIP FundsManager 85% Portfolio - Service Class 2** | | | | | | | | | | | |
| 2017 | 12/14/2017 | 5 | $12.37 | to | $12.71 | $63 | 0.93% | 0.60% | to | 1.15% | 22.21% |
| 2016 | | 1 | | $10.40 | | $15 | — | | 0.60% | | 4.84% |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Franklin Small Cap Value VIP Fund - Class 2** | | | | | | | | | | | | | |
| 2017 | | 255 | $35.60 | to | $37.67 | $9,456 | 0.49% | 0.75% | to | 1.35% | 9.16% | to | 9.83% |
| 2016 | | 297 | $32.53 | to | $34.34 | $10,039 | 0.78% | 0.75% | to | 1.35% | 28.43% | to | 29.19% |
| 2015 | | 338 | $25.27 | to | $26.64 | $8,883 | 0.64% | 0.75% | to | 1.35% | -8.63% | to | -8.07% |
| 2014 | | 403 | $27.59 | to | $29.06 | $11,568 | 0.61% | 0.75% | to | 1.35% | -0.78% | to | -0.17% |
| 2013 | | 448 | $27.73 | to | $29.18 | $12,932 | 1.34% | 0.75% | to | 1.35% | 34.40% | to | 35.19% |
| **Franklin Strategic Income VIP Fund - Class 2** | | | | | | | | | | | | | |
| 2017 | | 122 | $10.42 | to | $10.62 | $1,291 | 3.59% | 0.60% | to | 1.15% | 3.37% | to | 3.91% |
| 2016 | | 97 | $10.08 | to | $10.22 | $995 | 2.64% | 0.60% | to | 1.15% | | 7.24% | |
| 2015 | 7/7/2015 | 27 | | $9.53 | | $259 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Templeton Global Bond VIP Fund - Class 2** | | | | | | | | | | | | | |
| 2017 | | 391 | $9.90 | to | $10.61 | $3,970 | — | 0.60% | to | 1.15% | 0.66% | to | 1.33% |
| 2016 | | 193 | $9.77 | to | $10.53 | $1,888 | — | 0.60% | to | 1.15% | | 2.30% | |
| 2015 | 7/7/2015 | 76 | | $9.55 | | $728 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Ivy VIP Advantus Real Estate Securities - Class II** | | | | | | | | | | | | | |
| 2017 | 5/3/2017 | 18 | $10.14 | to | $10.18 | $184 | (e) | 0.60% | to | 1.15% | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Ivy VIP Small Cap Core - Class II** | | | | | | | | | | | | | |
| 2017 | 7/31/2017 | 11 | $11.06 | to | $11.10 | $122 | (e) | 0.60% | to | 1.15% | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ivy VIP Asset Strategy** | | | | | | | | | | | | | |
| 2017 | | 57 | $10.07 | to | $11.76 | $577 | 1.66% | 0.60% | to | 1.15% | 17.50% | | |
| 2016 | | 56 | | $8.57 | | $477 | 0.57% | | 0.60% | | -3.16% | | |
| 2015 | 7/7/2015 | 32 | | $8.85 | | $280 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Ivy VIP Balanced** | | | | | | | | | | | | | |
| 2017 | | 50 | $11.10 | to | $11.51 | $557 | 1.29% | 0.60% | to | 1.15% | 10.12% | to | 10.67% |
| 2016 | 7/8/2016 | 6 | $10.08 | to | $10.40 | $67 | (d) | 0.60% | to | 1.15% | (d) | | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| **Ivy VIP Energy** | | | | | | | | | | | | | |
| 2017 | | 51 | $8.92 | to | $9.42 | $461 | 0.81% | 0.60% | to | 1.15% | -13.66% | to | -13.15% |
| 2016 | | 38 | $10.27 | to | $10.91 | $385 | 0.09% | 0.60% | to | 1.15% | 33.72% | | |
| 2015 | 7/7/2015 | 16 | | $7.68 | | $122 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Ivy VIP High Income** | | | | | | | | | | | | | |
| 2017 | | 113 | $10.83 | to | $11.24 | $1,260 | 6.63% | 0.60% | to | 1.15% | 5.55% | to | 6.04% |
| 2016 | | 88 | $10.27 | to | $10.60 | $937 | 5.77% | 0.60% | to | 1.15% | 15.47% | | |
| 2015 | 7/7/2015 | 25 | | $9.18 | | $231 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Ivy VIP International Core Equity** | | | | | | | | | | | | | |
| 2017 | | 1 | | $12.47 | | $6 | 0.67% | | 1.15% | | — | | |
| 2016 | 6/23/2016 | 2 | | $10.20 | | $18 | (d) | | 0.60% | | (d) | | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ivy VIP Mid Cap Growth** | | | | | | | | | | | | | |
| 2017 | | 49 | $11.92 | to | $12.73 | $581 | — | 0.60% | to | 1.15% | 26.14% | | |
| 2016 | | 54 | | $9.45 | | $506 | — | | 0.60% | | 5.47% | | |
| 2015 | 7/7/2015 | 34 | | $8.96 | | $304 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Ivy VIP Science and Technology** | | | | | | | | | | | | | |
| 2017 | | 76 | $12.04 | to | $13.59 | $934 | — | 0.60% | to | 1.15% | 30.55% | to | 31.30% |
| 2016 | | 79 | $9.17 | to | $10.41 | $722 | — | 0.60% | to | 1.15% | 0.88% | | |
| 2015 | 7/7/2015 | 32 | | $9.09 | | $294 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Ivy VIP Small Cap Growth** | | | | | | | | | | | | | |
| 2017 | | 32 | $11.76 | to | $12.56 | $388 | — | 0.60% | to | 1.15% | 22.37% | | |
| 2016 | | 10 | | $9.61 | | $95 | — | | 0.60% | | 2.23% | | |
| 2015 | 7/7/2015 | 2 | | $9.40 | | $19 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Janus Henderson Balanced Portfolio - Service Shares** | | | | | | | | | | | | | |
| 2017 | | 265 | $11.87 | to | $11.91 | $3,143 | 1.37% | 0.60% | to | 1.15% | 17.41% | | |
| 2016 | | 117 | | $10.11 | | $1,181 | 2.36% | | 0.60% | | 3.69% | | |
| 2015 | 7/7/2015 | 53 | | $9.75 | | $513 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Janus Henderson Enterprise Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2017 | | 120 | $12.85 | to | $13.60 | $1,586 | 0.32% | 0.60% | to | 1.15% | 25.61% | to | 26.39% |
| 2016 | 5/31/2016 | 17 | $10.23 | to | $10.76 | $188 | (d) | 0.60% | to | 1.15% | (d) | | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Janus Henderson Flexible Bond Portfolio - Service Shares** | | | | | | | | | | | | | |
| 2017 | | 154 | $10.11 | to | $10.23 | $1,576 | 2.67% | 0.60% | to | 1.15% | 2.12% | to | 2.71% |
| 2016 | | 159 | $9.90 | to | $9.96 | $1,586 | 2.94% | 0.60% | to | 1.15% | 1.63% | | |
| 2015 | 7/7/2015 | 46 | | $9.80 | | $453 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **ClearBridge Variable Aggressive Growth Portfolio II** | | | | | | | | | | | | | |
| 2017 | 1/4/2017 | 5 | $11.53 | to | $12.58 | $64 | (e) | 0.60% | to | 1.15% | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ClearBridge Variable Mid Cap Portfolio - Class II** | | | | | | | | | | | | | |
| 2017 | | 10 | $11.73 | to | $11.96 | $117 | 0.28% | 0.60% | to | 1.15% | | 11.88% | |
| 2016 | 3/22/2016 | 3 | | $10.69 | | $30 | (d) | | 0.60% | | | (d) | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Western Asset Core Plus VIT Portfolio - Class I** | | | | | | | | | | | | | |
| 2017 | | 1 | | $28.20 | | $37 | 4.39% | | 1.40% | | | 4.29% | |
| 2016 | | 1 | | $27.04 | | $36 | 1.72% | | 1.40% | | | 3.09% | |
| 2015 | | 2 | | $26.23 | | $59 | 1.56% | | 1.40% | | | -0.23% | |
| 2014 | | 3 | | $26.29 | | $69 | 7.19% | | 1.40% | | | -1.72% | |
| 2013 | | 3 | | $26.75 | | $70 | 7.41% | | 1.40% | | | 7.69% | |
| **MFS VIT II Strategic Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | 5/2/2017 | 27 | $10.23 | to | $10.27 | $279 | (e) | 0.60% | to | 1.15% | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **MFS VIT Research Series Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 27 | $12.38 | to | $12.92 | $347 | 1.74% | 0.60% | to | 1.15% | 21.61% | to | 22.35% |
| 2016 | 1/20/2016 | 4 | $10.18 | to | $10.56 | $42 | (d) | 0.60% | to | 1.15% | (d) | | |
| 2015 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2014 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2013 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| **MFS VIT International Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | 5/22/2017 | 31 | $11.63 | to | $11.67 | $361 | (e) | 0.60% | to | 1.15% | (e) | | |
| 2016 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2015 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2014 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **MFS VIT Value Series - Service Class** | | | | | | | | | | | | | |
| 2017 | 6/7/2017 | 21 | $11.19 | to | $11.24 | $238 | (e) | 0.60% | to | 1.15% | (e) | | |
| 2016 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2015 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2014 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **MFS VIT III Global Real Estate Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | 5/03/2017 | 55 | $10.53 | to | $10.57 | $581 | (e) | 0.60% | to | 1.15% | (e) | | |
| 2016 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2015 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2014 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Oppenheimer Total Return Bond Fund/VA - Service Shares** | | | | | | | | | | | | | |
| 2017 | 5/9/2017 | 20 | $10.17 | to | $10.21 | $207 | (e) | 0.60% | to | 1.15% | (e) | | |
| 2016 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2015 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2014 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Main Street Fund®/VA** | | | | | | | | | | | | | |
| 2017 | 5/12/2017 | 43 | $10.93 | to | $10.97 | $470 | (e) | 0.60% | to | 1.15% | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Oppenheimer Main Street Small Cap Fund®/VA - Service Shares** | | | | | | | | | | | | | |
| 2017 | | 42 | $35.49 | to | $41.57 | $1,677 | 0.64% | 0.75% | to | 1.35% | 12.38% | to | 13.05% |
| 2016 | | 53 | $34.26 | to | $36.77 | $1,883 | 0.25% | 0.75% | to | 1.35% | 16.10% | to | 16.80% |
| 2015 | | 64 | $29.51 | to | $31.48 | $1,971 | 0.67% | 0.75% | to | 1.35% | -7.35% | to | -6.81% |
| 2014 | | 67 | $31.85 | to | $33.78 | $2,206 | 0.60% | 0.75% | to | 1.35% | 10.13% | to | 10.83% |
| 2013 | | 72 | $28.92 | to | $30.48 | $2,150 | 0.66% | 0.75% | to | 1.35% | 38.71% | to | 39.56% |
| **Oppenheimer Discovery Mid Cap Growth Fund/VA** | | | | | | | | | | | | | |
| 2017 | | 20 | $12.82 | to | $13.24 | $267 | — | 0.60% | to | 1.15% | | 27.68% | |
| 2016 | 5/18/2016 | 3 | | $10.37 | | $28 | (d) | | 0.60% | | | (d) | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Oppenheimer International Growth Fund/VA - Service Shares** | | | | | | | | | | | | | |
| 2017 | | 122 | $11.78 | to | $12.60 | $1,462 | 1.17% | 0.60% | to | 1.15% | 25.00% | to | 25.59% |
| 2016 | | 80 | $9.38 | to | $10.08 | $752 | 0.95% | 0.60% | to | 1.15% | | -3.30% | |
| 2015 | 7/7/2015 | 24 | | $9.70 | | $228 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **PIMCO All Asset Portfolio - Administrative Class** | | | | | | | | | | | | | |
| 2017 | | 17 | $11.36 | to | $11.50 | $198 | 4.96% | 0.60% | to | 1.15% | | 12.86% | |
| 2016 | | 8 | | $10.19 | | $83 | 3.57% | | 0.60% | | | 12.22% | |
| 2015 | 7/7/2015 | — | | $9.08 | | $1 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **PIMCO Low Duration Portfolio - Administrative Class** | | | | | | | | | | | | | |
| 2017 | | 166 | $10.00 | to | $10.06 | $1,663 | 1.17% | 0.60% | to | 1.15% | 0.10% | to | 0.70% |
| 2016 | | 94 | | $9.99 | | $935 | 1.51% | 0.60% | to | 1.15% | | 0.81% | |
| 2015 | 7/7/2015 | 41 | | $9.91 | | $410 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | | | | | | | | | |
| 2017 | | 324 | $13.59 | to | $14.67 | $4,588 | 2.38% | 0.75% | to | 1.35% | 2.26% | to | 2.95% |
| 2016 | | 366 | $13.29 | to | $14.26 | $5,057 | 2.26% | 0.75% | to | 1.35% | 3.83% | to | 4.39% |
| 2015 | | 392 | $12.80 | to | $13.66 | $5,189 | 3.72% | 0.75% | to | 1.35% | -4.05% | to | -3.46% |
| 2014 | | 497 | $13.34 | to | $14.15 | $6,846 | 1.46% | 0.75% | to | 1.35% | 1.68% | to | 2.31% |
| 2013 | | 619 | $13.12 | to | $13.83 | $8,362 | 1.32% | 0.75% | to | 1.35% | -10.44% | to | -9.90% |
| **PIMCO Short-Term Portfolio - Administrative Class** | | | | | | | | | | | | | |
| 2017 | | 265 | $10.14 | to | $10.36 | $2,721 | 1.66% | 0.60% | to | 1.15% | 1.20% | to | 1.77% |
| 2016 | | 246 | $10.02 | to | $10.18 | $2,508 | 0.99% | 0.60% | to | 1.15% | | 1.80% | |
| 2015 | 7/07/2015 | 109 | | $10.00 | | $1,089 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **PIMCO Total Return Portfolio - Administrative Class** | | | | | | | | | | | | | |
| 2017 | | 643 | $10.29 | to | $10.42 | $6,656 | 1.50% | 0.60% | to | 1.15% | 3.73% | to | 4.30% |
| 2016 | | 287 | $9.93 | to | $9.99 | $2,871 | 1.94% | 0.60% | to | 1.15% | | 2.04% | |
| 2015 | 7/07/2015 | 249 | | $9.79 | | $2,442 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ProFund VP Bull** | | | | | | | | | | | | | |
| 2017 | | 503 | $14.46 | to | $19.62 | $7,873 | — | 0.95% | to | 2.25% | 16.65% | to | 18.21% |
| 2016 | | 625 | $12.39 | to | $16.61 | $8,339 | — | 0.95% | to | 2.25% | 7.18% | to | 8.62% |
| 2015 | | 731 | $11.56 | to | $15.30 | $9,068 | — | 0.95% | to | 2.25% | -2.69% | to | -1.41% |
| 2014 | | 809 | $11.88 | to | $15.52 | $10,274 | — | 0.95% | to | 2.25% | 8.99% | to | 10.40% |
| 2013 | | 1,062 | $10.90 | to | $14.07 | $12,351 | 1.13% | 0.95% | to | 2.25% | 26.74% | to | 28.51% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ProFund VP Europe 30** | | | | | | | | | | | | | |
| 2017 | | 219 | $10.10 | to | $12.59 | $2,395 | 1.90% | 0.95% | to | 2.35% | 16.97% | to | 18.55% |
| 2016 | | 332 | $8.63 | to | $10.62 | $3,101 | 2.88% | 0.95% | to | 2.35% | 5.21% | to | 6.84% |
| 2015 | | 388 | $8.19 | to | $9.94 | $3,423 | 4.86% | 0.95% | to | 2.35% | -12.93% | to | -11.72% |
| 2014 | | 440 | $9.40 | to | $11.26 | $4,439 | 1.27% | 0.95% | to | 2.35% | -10.77% | to | -9.56% |
| 2013 | | 573 | $10.53 | to | $12.45 | $6,458 | 1.44% | 0.95% | to | 2.35% | 18.71% | to | 20.52% |
| **ProFund VP Rising Rates Opportunity** | | | | | | | | | | | | | |
| 2017 | | 1,015 | $1.56 | to | $1.93 | $1,718 | — | 0.95% | to | 2.25% | -14.05% | to | -12.96% |
| 2016 | | 1,289 | $1.81 | to | $2.24 | $2,521 | — | 0.95% | to | 2.25% | -7.39% | to | -6.09% |
| 2015 | | 1,400 | $1.95 | to | $2.41 | $2,943 | — | 0.95% | to | 2.25% | -3.98% | to | -2.13% |
| 2014 | | 1,653 | $2.03 | to | $2.51 | $3,592 | — | 0.95% | to | 2.35% | -31.96% | to | -30.91% |
| 2013 | | 1,686 | $2.97 | to | $3.68 | $5,347 | — | 0.95% | to | 2.35% | 13.79% | to | 15.59% |
| **Putnam VT American Government Income Fund - Class 1B** | | | | | | | | | | | | | |
| 2017 | | 95 | $9.90 | to | $10.01 | $947 | 1.94% | 0.60% | to | 1.15% | 0.81% | to | 1.33% |
| 2016 | | 74 | $9.77 | to | $9.93 | $719 | 0.77% | 0.60% | to | 1.15% | | -0.41% | |
| 2015 | 7/07/2015 | 12 | | $9.81 | | $121 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Putnam VT Income Fund - Class 1B** | | | | | | | | | | | | | |
| 2017 | | 88 | $10.30 | to | $10.41 | $904 | 4.33% | 0.60% | to | 1.15% | | 4.99% | |
| 2016 | | 87 | | $9.81 | | $851 | 3.34% | | 0.60% | | | 1.34% | |
| 2015 | 7/07/2015 | 33 | | $9.68 | | $323 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Putnam VT International Equity Fund - Class 1B** | | | | | | | | | | | | | |
| 2017 | | 3 | $11.87 | to | $12.67 | $41 | 0.50% | 0.60% | to | 1.15% | | 25.87% | |
| 2016 | 2/05/2016 | - | | $9.43 | | $4 | (d) | | 0.60% | | | (d) | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

# VOYA INSURANCE AND ANNUITY COMPANY
## SEPARATE ACCOUNT B
## Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Putnam VT International Value Fund - Class 1B** | | | | | | | | | | | | | |
| 2017 | | 1 | | $12.17 | | $9 | 1.53 | | 0.60% | | | 23.93% | |
| 2016 | 2/25/2016 | 1 | | $9.82 | | $8 | (d) | | 0.60% | | | (d) | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Putnam VT Investors Fund - Class 1B** | | | | | | | | | | | | | |
| 2017 | | 15 | $12.64 | to | $13.51 | $196 | 1.14% | 0.60% | to | 1.15% | 22.04% | | |
| 2016 | 3/14/2016 | 9 | | $11.07 | | $100 | (d) | | 0.60% | | | (d) | |
| 2015 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2014 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2013 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Putnam VT Small Cap Value Fund - Class 1B** | | | | | | | | | | | | | |
| 2017 | | 16 | $11.84 | to | $12.76 | $200 | 0.59% | 0.60% | to | 1.15% | 7.23% | | |
| 2016 | | 11 | | $11.90 | | $135 | 1.10% | | 0.60% | | | 26.73% | |
| 2015 | 7/7/2015 | 8 | | $9.39 | | $78 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **T. Rowe Price Blue Chip Growth Portfolio - II** | | | | | | | | | | | | | |
| 2017 | | 337 | $13.45 | to | $13.86 | $4,639 | — | 0.60% | to | 1.15% | 34.23% | to | 35.09% |
| 2016 | | 208 | $10.02 | to | $10.26 | $2,132 | — | 0.60% | to | 1.15% | — | | |
| 2015 | 7/7/2015 | 54 | | $10.26 | | $558 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **T. Rowe Price Health Sciences Portfolio - II** | | | | | | | | | | | | | |
| 2017 | | 393 | $10.83 | to | $11.99 | $4,411 | — | 0.60% | to | 1.15% | 25.81% | to | 26.52% |
| 2016 | | 240 | $8.56 | to | $9.53 | $2,057 | — | 0.60% | to | 1.15% | -11.20% | | |
| 2015 | 7/7/2015 | 116 | | $9.64 | | $1,118 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **MFS VIT Utilities Series Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 95 | $10.56 | to | $11.82 | $1,074 | 3.08% | 0.60% | to | 1.15% | 13.79% | | |
| 2016 | | 25 | | $9.28 | | $230 | 5.45% | | 0.60% | | 10.61% | | |
| 2015 | 7/7/2015 | 5 | | $8.39 | | $45 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Voya Balanced Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 161 | $14.17 | to | $21.51 | $3,054 | 2.39% | 0.75% | to | 2.00% | 12.10% | to | 13.56% |
| 2016 | | 193 | $12.64 | to | $18.95 | $3,255 | 1.50% | 0.75% | to | 2.00% | 5.42% | to | 6.82% |
| 2015 | | 224 | $11.99 | to | $17.74 | $3,484 | 1.77% | 0.75% | to | 2.00% | -4.08% | to | -2.90% |
| 2014 | | 265 | $12.50 | to | $18.27 | $4,179 | 1.42% | 0.75% | to | 2.00% | 3.91% | to | 5.18% |
| 2013 | | 319 | $12.03 | to | $17.37 | $4,807 | 1.90% | 0.75% | to | 2.00% | 13.92% | to | 15.49% |
| **Voya Intermediate Bond Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 389 | $10.23 | to | $10.51 | $4,049 | 2.65% | 0.60% | to | 1.15% | 3.96% | | |
| 2016 | | 312 | | $10.11 | | $3,155 | 2.09% | | 0.60% | | 3.27% | | |
| 2015 | 7/7/2015 | 88 | | 9.79 | | $861 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Voya Intermediate Bond Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 158,880 | $12.53 | to | $18.09 | $2,421,278 | 3.12% | 0.75% | to | 2.35% | 2.29% | to | 4.03% |
| 2016 | | 182,890 | $12.23 | to | $17.39 | $2,706,288 | 2.17% | 0.75% | to | 2.35% | 1.74% | to | 3.39% |
| 2015 | | 205,762 | $11.43 | to | $16.82 | $2,974,758 | 3.11% | 0.75% | to | 2.35% | -2.11% | to | -0.53% |
| 2014 | | 230,215 | $11.66 | to | $16.91 | $3,376,542 | 4.61% | 0.75% | to | 2.35% | 3.97% | to | 5.69% |
| 2013 | | 78,899 | $11.20 | to | $16.00 | $1,106,841 | 3.04% | 0.75% | to | 2.35% | -2.71% | to | -1.11% |
| **Voya Global Perspectives® Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 10,222 | $11.25 | to | $12.27 | $121,086 | 2.51% | 0.60% | to | 2.35% | 11.90% | to | 13.87% |
| 2016 | | 13,105 | $9.88 | to | $10.81 | $137,810 | 2.51% | 0.60% | to | 2.35% | 3.96% | to | 5.89% |
| 2015 | | 15,187 | $9.33 | to | $10.24 | $152,601 | 2.40% | 0.60% | to | 2.35% | -5.92% | to | -4.66% |
| 2014 | | 18,392 | $10.48 | to | $10.74 | $195,095 | 0.04% | 0.95% | to | 2.35% | 1.35% | to | 2.40% |
| 2013 | 5/9/2013 | 2,340 | $10.34 | to | $10.41 | $24,351 | (a) | 1.40% | to | 2.35% | (a) | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Government Liquid Assets Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 25,174 | $8.57 | to | $18.38 | $336,322 | 0.37% | 0.75% | to | 2.35% | -1.95% | to | -0.33% |
| 2016 | | 33,048 | $8.74 | to | $18.44 | $446,968 | — | 0.75% | to | 2.35% | -2.24% | to | -0.65% |
| 2015 | | 36,642 | $8.72 | to | $18.56 | $503,179 | — | 0.75% | to | 2.35% | -2.30% | to | -0.75% |
| 2014 | | 39,812 | $8.77 | to | $18.70 | $558,683 | — | 0.75% | to | 2.35% | -2.35% | to | -0.74% |
| 2013 | | 48,160 | $8.97 | to | $18.84 | $685,459 | — | 0.75% | to | 2.35% | -2.29% | to | -0.74% |
| **Voya Government Liquid Assets Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 1,190 | $8.67 | to | $9.90 | $11,296 | 0.25% | 0.60% | to | 2.20% | -1.92% | to | -0.30% |
| 2016 | | 1,083 | $8.84 | to | $9.99 | $10,116 | — | 0.60% | to | 2.20% | -2.10% | to | -0.50% |
| 2015 | | 1,064 | $9.03 | to | $9.95 | $9,975 | — | 0.60% | to | 2.20% | -2.17% | to | -1.42% |
| 2014 | | 812 | $9.23 | to | $9.87 | $7,703 | — | 1.40% | to | 2.20% | -2.22% | to | -1.40% |
| 2013 | | 1,211 | $9.43 | to | $10.01 | $11,692 | — | 1.40% | to | 2.20% | -2.18% | to | -1.38% |
| **Voya High Yield Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 81 | $10.66 | to | $11.39 | $896 | 5.70% | 0.60% | to | 1.15% | | 5.17% | |
| 2016 | | 37 | | $10.83 | | $395 | 5.87% | | 0.60% | | | 13.52% | |
| 2015 | 7/7/2015 | 2 | | $9.54 | | $24 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya High Yield Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 15,193 | $17.25 | to | $22.65 | $303,623 | 6.81% | 0.75% | to | 2.35% | 3.70% | to | 5.40% |
| 2016 | | 19,111 | $16.28 | to | $21.52 | $366,188 | 6.65% | 0.75% | to | 2.35% | 11.90% | to | 13.71% |
| 2015 | | 21,065 | $11.89 | to | $18.95 | $358,773 | 6.08% | 0.75% | to | 2.35% | -4.31% | to | -2.74% |
| 2014 | | 25,246 | $12.38 | to | $19.51 | $446,912 | 6.31% | 0.75% | to | 2.35% | -1.21% | to | 0.43% |
| 2013 | | 29,793 | $12.49 | to | $19.46 | $531,257 | 5.82% | 0.75% | to | 2.35% | 3.15% | to | 4.81% |
| **Voya Large Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 81,401 | $12.95 | to | $20.72 | $1,593,395 | 0.07% | 0.60% | to | 2.35% | 26.00% | to | 28.18% |
| 2016 | | 104,566 | $10.22 | to | $16.18 | $1,615,163 | — | 0.60% | to | 2.35% | 0.94% | to | 2.71% |
| 2015 | | 121,674 | $9.95 | to | $15.78 | $1,851,133 | 0.01% | 0.60% | to | 2.35% | 3.19% | to | 4.92% |
| 2014 | | 139,756 | $14.40 | to | $15.04 | $2,047,691 | 0.07% | 0.75% | to | 2.35% | 10.43% | to | 12.16% |
| 2013 | | 163,684 | $13.04 | to | $13.41 | $2,158,334 | 0.35% | 0.75% | to | 2.35% | 27.22% | to | 29.32% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Large Cap Growth Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2017 | | 7 | $14.68 | to | $14.99 | $100 | 0.64% | 0.75% | to | 1.35% | 27.99% | to | 28.87% |
| 2016 | | 7 | $11.47 | to | $11.64 | $80 | 0.55% | 0.75% | to | 1.35% | 2.50% | to | 3.10% |
| 2015 | | 7 | $11.19 | to | $11.29 | $79 | — | 0.75% | to | 1.35% | 4.97% | to | 5.61% |
| 2014 | 7/18/2014 | 8 | $10.66 | to | $10.69 | $87 | (b) | 0.75% | to | 1.35% | | (b) | |
| 2013 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya Large Cap Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 44,052 | $14.55 | to | $36.58 | $1,348,769 | 0.42% | 0.75% | to | 2.35% | 26.37% | to | 28.44% |
| 2016 | | 57,036 | $11.40 | to | $28.48 | $1,372,933 | 0.30% | 0.75% | to | 2.35% | 1.23% | to | 2.93% |
| 2015 | | 67,409 | $11.14 | to | $27.67 | $1,592,102 | 0.36% | 0.75% | to | 2.35% | 3.62% | to | 5.34% |
| 2014 | | 79,906 | $10.65 | to | $26.28 | $1,810,256 | 0.22% | 0.75% | to | 2.35% | 10.72% | to | 12.50% |
| 2013 | | 47,336 | $18.47 | to | $23.36 | $966,897 | 0.70% | 0.75% | to | 2.60% | 27.56% | to | 29.63% |
| **Voya Large Cap Growth Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 492 | $27.13 | to | $31.40 | $14,504 | 0.26% | 1.40% | to | 2.20% | 26.36% | to | 27.38% |
| 2016 | | 620 | $21.47 | to | $24.65 | $14,453 | 0.12% | 1.40% | to | 2.20% | 1.32% | to | 2.15% |
| 2015 | | 722 | $21.19 | to | $24.13 | $16,548 | 0.25% | 1.40% | to | 2.20% | 3.57% | to | 4.41% |
| 2014 | | 837 | $20.46 | to | $23.11 | $18,447 | 0.02% | 1.40% | to | 2.20% | 10.77% | to | 11.64% |
| 2013 | | 52 | $18.47 | to | $20.70 | $1,017 | 0.32% | 1.40% | to | 2.20% | 27.47% | to | 28.57% |
| **Voya Large Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 38 | $11.65 | to | $11.76 | $447 | 2.19% | 0.60% | to | 1.15% | | 12.11% | |
| 2016 | | 28 | | $10.49 | | $298 | 2.44% | | 0.60% | | | 12.55% | |
| 2015 | 7/7/2015 | 11 | | $9.32 | | $101 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya Large Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 41,939 | $14.11 | to | $19.23 | $758,788 | 2.05% | 0.75% | to | 2.35% | 10.57% | to | 12.36% |
| 2016 | | 54,367 | $12.63 | to | $17.14 | $884,391 | 2.06% | 0.75% | to | 2.35% | 10.88% | to | 12.77% |
| 2015 | | 64,822 | $11.27 | to | $15.23 | $945,068 | 1.67% | 0.75% | to | 2.35% | -6.84% | to | -5.38% |
| 2014 | | 64,564 | $11.98 | to | $16.11 | $1,004,251 | 2.06% | 0.75% | to | 2.35% | 7.12% | to | 8.93% |
| 2013 | | 40,153 | $11.07 | to | $14.82 | $579,266 | 0.86% | 0.75% | to | 2.35% | 27.61% | to | 29.48% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Limited Maturity Bond Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 1,201 | $10.64 | to | $29.17 | $25,111 | 1.71% | 0.50% | to | 2.25% | -1.08% | to | 0.69% |
| 2016 | | 1,437 | $9.91 | to | $28.97 | $30,117 | 1.25% | 0.50% | to | 2.25% | -1.01% | to | 0.77% |
| 2015 | | 1,661 | $9.99 | to | $28.75 | $34,939 | 0.95% | 0.50% | to | 2.25% | -1.71% | to | 0.07% |
| 2014 | | 1,963 | $10.14 | to | $28.73 | $41,765 | 0.68% | 0.50% | to | 2.25% | -1.57% | to | 0.17% |
| 2013 | | 2,355 | $10.27 | to | $28.68 | $50,546 | 0.88% | 0.50% | to | 2.25% | -1.55% | to | 0.21% |
| **Voya Multi-Manager Large Cap Core Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 2,460 | $18.31 | to | $23.98 | $51,863 | 0.77% | 0.75% | to | 2.35% | 18.52% | to | 20.50% |
| 2016 | | 3,122 | $15.25 | to | $19.90 | $55,266 | 1.88% | 0.75% | to | 2.35% | 5.98% | to | 7.68% |
| 2015 | | 3,570 | $14.22 | to | $18.48 | $59,262 | 0.73% | 0.75% | to | 2.35% | -2.88% | to | -1.28% |
| 2014 | | 3,824 | $14.47 | to | $18.72 | $65,012 | 1.04% | 0.75% | to | 2.35% | 12.28% | to | 14.08% |
| 2013 | | 3,566 | $12.73 | to | $16.41 | $53,705 | 0.70% | 0.75% | to | 2.35% | 27.23% | to | 29.31% |
| **Voya Retirement Conservative Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 32,691 | $10.39 | to | $11.67 | $357,477 | 1.39% | 0.60% | to | 2.35% | 5.22% | to | 7.11% |
| 2016 | | 39,620 | $9.87 | to | $10.94 | $409,091 | 1.61% | 0.60% | to | 2.35% | 2.17% | to | 4.02% |
| 2015 | | 39,015 | $9.66 | to | $10.55 | $392,007 | 1.46% | 0.60% | to | 2.35% | -3.11% | to | -1.77% |
| 2014 | | 42,094 | $9.97 | to | $10.74 | $433,936 | 3.02% | 0.95% | to | 2.35% | 3.42% | to | 4.88% |
| 2013 | | 49,552 | $9.64 | to | $10.24 | $491,016 | 3.35% | 0.95% | to | 2.35% | 1.90% | to | 3.43% |
| **Voya Retirement Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 185,585 | $11.69 | to | $16.59 | $2,885,363 | 1.75% | 0.60% | to | 2.35% | 13.97% | to | 15.97% |
| 2016 | | 232,028 | $10.08 | to | $14.36 | $3,147,521 | 2.19% | 0.60% | to | 2.35% | 4.77% | to | 6.67% |
| 2015 | | 269,574 | $9.45 | to | $13.51 | $3,468,340 | 1.64% | 0.60% | to | 2.35% | -4.33% | to | -2.95% |
| 2014 | | 307,066 | $12.93 | to | $13.92 | $4,103,107 | 1.65% | 0.95% | to | 2.35% | 2.86% | to | 4.28% |
| 2013 | | 350,342 | $12.57 | to | $13.35 | $4,522,383 | 1.85% | 0.95% | to | 2.35% | 15.85% | to | 17.62% |
| **Voya Retirement Moderate Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 129,250 | $11.50 | to | $16.31 | $1,973,767 | 1.75% | 0.60% | to | 2.35% | 11.86% | to | 13.87% |
| 2016 | | 157,892 | $10.11 | to | $14.37 | $2,142,739 | 2.15% | 0.60% | to | 2.35% | 4.26% | to | 6.20% |
| 2015 | | 183,829 | $9.52 | to | $13.58 | $2,378,233 | 1.61% | 0.60% | to | 2.35% | -3.86% | to | -2.58% |
| 2014 | | 206,503 | $12.94 | to | $13.94 | $2,763,243 | 1.64% | 0.95% | to | 2.35% | 3.19% | to | 4.73% |
| 2013 | | 233,805 | $12.41 | to | $13.31 | $3,012,105 | 2.07% | 0.95% | to | 2.60% | 12.72% | to | 14.64% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Retirement Moderate Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 73,293 | $11.15 | to | $15.20 | $1,045,513 | 1.61% | 0.60% | to | 2.35% | 9.20% | to | 11.24% |
| 2016 | | 87,858 | $10.05 | to | $13.73 | $1,140,762 | 1.96% | 0.60% | to | 2.35% | 3.25% | to | 5.13% |
| 2015 | | 101,168 | $9.56 | to | $13.10 | $1,263,660 | 0.85% | 0.60% | to | 2.35% | -3.85% | to | -2.53% |
| 2014 | | 115,102 | $12.48 | to | $13.44 | $1,486,439 | 2.92% | 0.95% | to | 2.35% | 2.80% | to | 4.27% |
| 2013 | | 131,903 | $12.14 | to | $12.89 | $1,646,445 | 2.70% | 0.95% | to | 2.35% | 7.43% | to | 8.98% |
| **VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 73 | $9.94 | to | $9.95 | $725 | 0.68% | 0.60% | to | 1.15% | | 1.53% | |
| 2016 | | 51 | | $9.79 | | $504 | — | | 0.60% | | | 2.73% | |
| 2015 | 7/7/2015 | 23 | | $9.53 | | $215 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® BlackRock Inflation Protected Bond Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 13,815 | $10.58 | to | $12.19 | $154,571 | 1.24% | 0.75% | to | 2.35% | 0.06% | to | 1.71% |
| 2016 | | 16,576 | $10.57 | to | $11.98 | $184,145 | — | 0.75% | to | 2.35% | 1.24% | to | 2.83% |
| 2015 | | 17,877 | $10.44 | to | $11.65 | $195,137 | 1.29% | 0.75% | to | 2.35% | -4.92% | to | -3.32% |
| 2014 | | 20,607 | $10.98 | to | $12.05 | $234,867 | 1.34% | 0.75% | to | 2.35% | 0.09% | to | 1.77% |
| 2013 | | 25,733 | $10.97 | to | $11.84 | $291,031 | — | 0.75% | to | 2.35% | -10.81% | to | -9.41% |
| **VY® Clarion Global Real Estate Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 36 | $10.23 | to | $11.30 | $367 | 3.34% | 0.60% | to | 1.15% | | 9.53% | |
| 2016 | | 66 | | $9.34 | | $616 | 0.96% | | 0.60% | | | -0.32% | |
| 2015 | 7/7/2015 | 15 | | $9.37 | | $145 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® Clarion Global Real Estate Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 5,015 | $11.97 | to | $15.92 | $72,058 | 3.51% | 0.75% | to | 2.35% | 7.90% | to | 9.67% |
| 2016 | | 6,167 | $10.98 | to | $14.55 | $81,615 | 1.11% | 0.75% | to | 2.35% | -1.73% | to | -0.17% |
| 2015 | | 7,173 | $11.06 | to | $14.60 | $96,023 | 2.99% | 0.75% | to | 2.35% | -4.00% | to | -2.36% |
| 2014 | | 8,280 | $11.41 | to | $14.99 | $114,698 | 1.11% | 0.75% | to | 2.35% | 11.16% | to | 12.93% |
| 2013 | | 9,614 | $10.16 | to | $13.29 | $119,039 | 5.50% | 0.75% | to | 2.35% | 1.27% | to | 2.94% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Clarion Global Real Estate Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 64 | $13.49 | to | $14.84 | $902 | 3.41% | 1.40% | to | 2.20% | 8.01% | to | 8.88% |
| 2016 | | 75 | $12.49 | to | $13.63 | $979 | 0.93% | 1.40% | to | 2.20% | -1.81% | to | -0.94% |
| 2015 | | 92 | $12.72 | to | $13.76 | $1,206 | 2.66% | 1.40% | to | 2.20% | -4.00% | to | -3.23% |
| 2014 | | 110 | $13.25 | to | $14.22 | $1,505 | 0.98% | 1.40% | to | 2.20% | 11.15% | to | 12.06% |
| 2013 | | 142 | $11.92 | to | $12.69 | $1,749 | 5.37% | 1.40% | to | 2.20% | 1.27% | to | 2.09% |
| **VY® Clarion Real Estate Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 70 | $10.47 | to | $11.03 | $731 | 2.33% | 0.60% | to | 1.15% | 3.67% | to | 4.28% |
| 2016 | | 59 | $10.04 | to | $10.64 | $589 | 1.45% | 0.60% | to | 1.15% | | 3.19% | |
| 2015 | 7/7/2015 | 9 | | $9.73 | | $83 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® Clarion Real Estate Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 1,626 | $18.33 | to | $149.77 | $138,229 | 2.12% | 0.50% | to | 2.35% | 2.70% | to | 4.65% |
| 2016 | | 2,181 | $17.60 | to | $143.11 | $182,844 | 1.57% | 0.50% | to | 2.35% | 1.77% | to | 3.73% |
| 2015 | | 2,598 | $17.05 | to | $137.97 | $214,739 | 1.31% | 0.50% | to | 2.35% | 0.52% | to | 2.43% |
| 2014 | | 3,046 | $16.09 | to | $134.70 | $250,745 | 1.38% | 0.50% | to | 2.35% | 26.80% | to | 29.23% |
| 2013 | | 3,853 | $12.06 | to | $104.23 | $246,851 | 1.34% | 0.50% | to | 2.35% | -0.33% | to | 1.54% |
| **VY® Clarion Real Estate Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 394 | $20.05 | to | $38.63 | $11,908 | 2.01% | 1.40% | to | 2.20% | 2.72% | to | 3.56% |
| 2016 | | 492 | $19.52 | to | $37.31 | $14,584 | 1.44% | 1.40% | to | 2.20% | 1.77% | to | 2.61% |
| 2015 | | 583 | $19.18 | to | $36.36 | $17,040 | 1.15% | 1.40% | to | 2.20% | 0.52% | to | 1.37% |
| 2014 | | 669 | $19.08 | to | $35.87 | $19,323 | 1.24% | 1.40% | to | 2.20% | 26.95% | to | 27.92% |
| 2013 | | 808 | $15.03 | to | $28.04 | $18,629 | 1.24% | 1.40% | to | 2.20% | -0.40% | to | 0.43% |
| **VY® Franklin Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 186 | $11.27 | to | $11.57 | $2,112 | 3.00% | 0.60% | to | 1.15% | | 9.36% | |
| 2016 | | 45 | | $10.58 | | $471 | 6.02% | | 0.60% | | | 14.63% | |
| 2015 | 7/7/2015 | 29 | | $9.23 | | $265 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Franklin Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 21,109 | $14.69 | to | $17.74 | $339,916 | 4.38% | 0.95% | to | 2.55% | 7.53% | to | 9.24% |
| 2016 | | 26,115 | $13.57 | to | $16.24 | $388,268 | 6.34% | 0.95% | to | 2.60% | 12.61% | to | 14.61% |
| 2015 | | 29,930 | $11.69 | to | $14.18 | $391,639 | 4.70% | 0.95% | to | 2.60% | -8.78% | to | -7.26% |
| 2014 | | 36,702 | $12.77 | to | $15.30 | $522,208 | 3.98% | 0.95% | to | 2.60% | 2.24% | to | 4.02% |
| 2013 | | 37,987 | $12.44 | to | $14.72 | $524,291 | 5.05% | 0.95% | to | 2.60% | 11.67% | to | 13.52% |
| **VY® Franklin Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 342 | $15.03 | to | $16.53 | $5,388 | 4.55% | 1.40% | to | 2.20% | 7.73% | to | 8.62% |
| 2016 | | 528 | $13.95 | to | $15.22 | $7,703 | 6.39% | 1.40% | to | 2.20% | 12.96% | to | 13.92% |
| 2015 | | 604 | $12.35 | to | $13.36 | $7,767 | 4.34% | 1.40% | to | 2.20% | -8.59% | to | -7.86% |
| 2014 | | 785 | $13.51 | to | $14.50 | $10,974 | 3.81% | 1.40% | to | 2.20% | 2.50% | to | 3.35% |
| 2013 | | 775 | $13.18 | to | $14.03 | $10,547 | 4.59% | 1.40% | to | 2.20% | 11.88% | to | 12.78% |
| **VY® Invesco Growth and Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 92 | $11.79 | to | $12.78 | $1,155 | 2.21% | 0.60% | to | 1.15% | | 12.80% | |
| 2016 | | 31 | | $11.33 | | $348 | 2.12% | | 0.60% | | | 18.76% | |
| 2015 | 7/7/2015 | 14 | | $9.54 | | $136 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® Invesco Growth and Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 7,469 | $18.93 | to | $72.51 | $355,649 | 1.95% | 0.50% | to | 2.35% | 11.23% | to | 13.33% |
| 2016 | | 9,221 | $16.81 | to | $63.99 | $394,630 | 2.07% | 0.50% | to | 2.35% | 17.13% | to | 19.32% |
| 2015 | | 9,454 | $13.57 | to | $53.63 | $357,745 | 3.20% | 0.50% | to | 2.35% | -5.23% | to | -3.42% |
| 2014 | | 10,718 | $14.22 | to | $55.53 | $428,723 | 1.16% | 0.50% | to | 2.35% | 7.52% | to | 9.57% |
| 2013 | | 12,404 | $13.14 | to | $50.68 | $459,576 | 1.33% | 0.50% | to | 2.35% | 30.77% | to | 33.23% |
| **VY® Invesco Growth and Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 1,207 | $20.31 | to | $30.64 | $31,637 | 1.89% | 1.40% | to | 2.20% | 11.17% | to | 12.11% |
| 2016 | | 1,578 | $18.27 | to | $27.34 | $37,281 | 2.11% | 1.40% | to | 2.20% | 17.19% | to | 18.10% |
| 2015 | | 1,870 | $15.59 | to | $23.15 | $37,776 | 3.06% | 1.40% | to | 2.20% | -5.23% | to | -4.46% |
| 2014 | | 2,100 | $16.45 | to | $24.23 | $44,565 | 0.99% | 1.40% | to | 2.20% | 7.52% | to | 8.41% |
| 2013 | | 2,503 | $15.30 | to | $22.35 | $49,490 | 1.21% | 1.40% | to | 2.20% | 30.77% | to | 31.86% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 139 | $12.95 | to | $13.91 | $1,869 | 0.19% | 0.60% | to | 1.15% | 41.53% | | |
| 2016 | | 32 | | $9.15 | | $289 | 0.73% | | 0.60% | | 12.00% | | |
| 2015 | 7/7/2015 | 7 | | $8.17 | | $57 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **VY® JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 14,486 | $11.62 | to | $31.56 | $366,368 | 0.48% | 0.75% | to | 2.35% | 39.70% | to | 41.91% |
| 2016 | | 16,934 | $7.82 | to | $22.24 | $305,304 | 1.23% | 0.75% | to | 2.35% | 10.25% | to | 12.08% |
| 2015 | | 19,160 | $7.05 | to | $19.85 | $311,161 | 1.20% | 0.75% | to | 2.35% | -17.64% | to | -16.27% |
| 2014 | | 21,644 | $8.19 | to | $23.77 | $425,807 | 0.95% | 0.75% | to | 2.35% | -1.44% | to | 0.21% |
| 2013 | | 24,962 | $8.30 | to | $23.74 | $496,586 | 0.83% | 0.75% | to | 2.35% | -7.92% | to | -6.44% |
| **VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 363 | $25.09 | to | $42.59 | $12,083 | 0.30% | 1.40% | to | 2.20% | 39.62% | to | 40.78% |
| 2016 | | 502 | $17.97 | to | $30.26 | $12,192 | 1.03% | 1.40% | to | 2.20% | 10.38% | to | 11.29% |
| 2015 | | 612 | $16.28 | to | $27.19 | $13,503 | 0.99% | 1.40% | to | 2.20% | -17.82% | to | -17.13% |
| 2014 | | 708 | $19.81 | to | $32.81 | $18,782 | 0.79% | 1.40% | to | 2.20% | -1.39% | to | -0.64% |
| 2013 | | 839 | $20.09 | to | $33.02 | $22,743 | 0.72% | 1.40% | to | 2.20% | -7.97% | to | -7.20% |
| **VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 91 | $12.36 | to | $12.59 | $1,134 | 0.19% | 0.60% | to | 1.15% | 14.45% | | |
| 2016 | | 39 | | $11.00 | | $429 | 0.24% | | 0.60% | | 20.48% | | |
| 2015 | 7/7/2015 | 18 | | $9.13 | | $168 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **VY® JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 7,413 | $24.08 | to | $37.25 | $234,254 | 0.46% | 0.90% | to | 2.35% | 12.84% | to | 14.51% |
| 2016 | | 9,725 | $21.34 | to | $32.53 | $271,473 | 0.48% | 0.90% | to | 2.35% | 18.75% | to | 20.53% |
| 2015 | | 11,229 | $17.97 | to | $26.99 | $262,680 | 0.21% | 0.90% | to | 2.35% | -5.97% | to | -4.56% |
| 2014 | | 11,915 | $18.45 | to | $28.28 | $294,822 | 0.34% | 0.90% | to | 2.35% | 5.81% | to | 7.37% |
| 2013 | | 14,701 | $17.41 | to | $26.34 | $340,857 | 0.75% | 0.90% | to | 2.60% | 35.35% | to | 37.69% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 722 | $24.08 | to | $40.67 | $24,069 | 0.32% | 1.40% | to | 2.20% | 12.88% | to | 13.81% |
| 2016 | | 947 | $21.33 | to | $35.73 | $28,174 | 0.31% | 1.40% | to | 2.20% | 18.76% | to | 19.70% |
| 2015 | | 1,134 | $17.96 | to | $29.85 | $28,391 | 0.05% | 1.40% | to | 2.20% | -6.02% | to | -5.21% |
| 2014 | | 1,288 | $19.11 | to | $31.49 | $34,126 | 0.18% | 1.40% | to | 2.20% | 5.87% | to | 6.71% |
| 2013 | | 1,527 | $18.05 | to | $29.51 | $38,368 | 0.63% | 1.40% | to | 2.20% | 35.71% | to | 36.81% |
| **VY® Morgan Stanley Global Franchise Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 143 | $12.80 | to | $13.31 | $1,881 | 0.87% | 0.60% | to | 1.15% | | 24.74% | |
| 2016 | | 95 | | $10.67 | | $1,011 | 1.28% | | 0.60% | | | 4.30% | |
| 2015 | 7/7/2015 | 10 | | $10.23 | | $105 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® Morgan Stanley Global Franchise Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 8,670 | $21.07 | to | $37.95 | $275,690 | 1.22% | 0.90% | to | 2.35% | 22.89% | to | 24.71% |
| 2016 | | 11,469 | $16.13 | to | $30.43 | $293,868 | 1.28% | 0.90% | to | 2.35% | 2.84% | to | 4.36% |
| 2015 | | 12,600 | $15.58 | to | $29.16 | $313,634 | 1.81% | 0.90% | to | 2.35% | 3.86% | to | 5.39% |
| 2014 | | 13,839 | $14.33 | to | $27.67 | $329,736 | 1.70% | 0.90% | to | 2.35% | 1.81% | to | 3.32% |
| 2013 | | 16,170 | $14.06 | to | $26.78 | $378,364 | 2.10% | 0.90% | to | 2.35% | 16.60% | to | 18.34% |
| **VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 1,294 | $25.84 | to | $36.90 | $40,730 | 1.10% | 1.40% | to | 2.20% | 22.92% | to | 23.93% |
| 2016 | | 1,689 | $21.02 | to | $29.77 | $43,417 | 1.12% | 1.40% | to | 2.20% | 2.84% | to | 3.69% |
| 2015 | | 1,967 | $20.44 | to | $28.71 | $49,185 | 1.70% | 1.40% | to | 2.20% | 3.86% | to | 4.67% |
| 2014 | | 2,220 | $19.68 | to | $27.43 | $53,341 | 1.56% | 1.40% | to | 2.20% | 1.81% | to | 2.66% |
| 2013 | | 2,604 | $19.33 | to | $26.72 | $61,552 | 1.92% | 1.40% | to | 2.20% | 16.66% | to | 17.66% |
| **VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 2,820 | $11.46 | to | $12.26 | $33,971 | 1.11% | 0.60% | to | 1.15% | 13.47% | to | 14.05% |
| 2016 | | 1,823 | $10.10 | to | $10.75 | $19,599 | 1.60% | 0.60% | to | 1.15% | | 6.97% | |
| 2015 | 7/7/2015 | 580 | | $10.05 | | $5,827 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 39,763 | $20.65 | to | $117.95 | $2,478,134 | 1.15% | 0.75% | to | 2.35% | 12.37% | to | 14.23% |
| 2016 | | 46,595 | $17.05 | to | $103.30 | $2,644,523 | 1.31% | 0.75% | to | 2.35% | 5.52% | to | 7.27% |
| 2015 | | 50,166 | $16.14 | to | $96.38 | $2,707,496 | 1.26% | 0.75% | to | 2.35% | 2.78% | to | 4.44% |
| 2014 | | 53,376 | $15.69 | to | $92.34 | $2,815,358 | 1.28% | 0.75% | to | 2.35% | 9.49% | to | 11.31% |
| 2013 | | 58,165 | $14.31 | to | $82.99 | $2,811,421 | 1.11% | 0.75% | to | 2.35% | 19.39% | to | 21.29% |
| **VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 1,894 | $22.36 | to | $34.70 | $55,843 | 0.98% | 1.40% | to | 2.20% | 12.43% | to | 13.35% |
| 2016 | | 2,397 | $19.89 | to | $30.61 | $63,009 | 1.11% | 1.40% | to | 2.20% | 5.52% | to | 6.32% |
| 2015 | | 2,841 | $18.85 | to | $28.79 | $70,737 | 1.08% | 1.40% | to | 2.20% | 2.78% | to | 3.64% |
| 2014 | | 3,244 | $18.34 | to | $27.78 | $78,024 | 1.12% | 1.40% | to | 2.20% | 9.49% | to | 10.41% |
| 2013 | | 3,686 | $16.75 | to | $25.16 | $81,130 | 0.93% | 1.40% | to | 2.20% | 19.30% | to | 20.27% |
| **VY® T. Rowe Price Equity Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 103 | $11.91 | to | $12.49 | $1,257 | 2.30% | 0.60% | to | 1.15% | | 15.22% | |
| 2016 | | 34 | $10.84 | | | $370 | 2.66% | 0.60% | | | | 17.57% | |
| 2015 | 7/7/2015 | 14 | $9.22 | | | $128 | (c) | 0.60% | | | | (c) | |
| 2014 | | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| 2013 | | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| **VY® T. Rowe Price Equity Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 10,887 | $18.01 | to | $75.84 | $491,685 | 1.90% | 0.50% | to | 2.35% | 13.50% | to | 15.65% |
| 2016 | | 14,382 | $15.68 | to | $65.58 | $564,297 | 2.18% | 0.50% | to | 2.35% | 16.00% | to | 18.18% |
| 2015 | | 15,694 | $12.22 | to | $55.49 | $533,538 | 1.99% | 0.50% | to | 2.35% | -9.07% | to | -7.36% |
| 2014 | | 17,930 | $13.43 | to | $59.90 | $671,155 | 1.79% | 0.50% | to | 2.35% | 4.93% | to | 6.91% |
| 2013 | | 20,605 | $12.78 | to | $56.03 | $744,561 | 1.63% | 0.50% | to | 2.35% | 26.71% | to | 29.10% |
| **VY® T. Rowe Price Equity Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 745 | $18.36 | to | $27.44 | $17,655 | 1.81% | 1.40% | to | 2.20% | 13.54% | to | 14.43% |
| 2016 | | 974 | $16.17 | to | $23.98 | $20,422 | 2.03% | 1.40% | to | 2.20% | 16.00% | to | 16.92% |
| 2015 | | 1,117 | $13.94 | to | $20.51 | $20,224 | 1.93% | 1.40% | to | 2.20% | -9.13% | to | -8.36% |
| 2014 | | 1,235 | $15.34 | to | $22.38 | $24,490 | 1.69% | 1.40% | to | 2.20% | 4.92% | to | 5.82% |
| 2013 | | 1,407 | $14.62 | to | $21.15 | $26,577 | 1.49% | 1.40% | to | 2.20% | 26.80% | to | 27.79% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. Rowe Price International Stock Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 36 | $11.83 | to | $12.49 | $439 | 0.54% | 0.60% | to | 1.15% | 26.66% | | |
| 2016 | | 14 | | $9.34 | | $128 | 1.75% | | 0.60% | | 0.97% | | |
| 2015 | 7/7/2015 | 3 | | $9.25 | | $23 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **VY® T. Rowe Price International Stock Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 8,511 | $11.28 | to | $20.07 | $150,777 | 1.19% | 0.75% | to | 2.35% | 24.86% | to | 26.91% |
| 2016 | | 9,527 | $8.94 | to | $15.84 | $134,555 | 1.44% | 0.75% | to | 2.60% | -0.69% | to | 1.18% |
| 2015 | | 10,572 | $8.90 | to | $15.69 | $148,903 | 0.99% | 0.75% | to | 2.60% | -3.55% | to | -1.69% |
| 2014 | | 11,066 | $8.42 | to | $15.98 | $160,492 | 1.20% | 0.75% | to | 2.60% | -3.64% | to | -1.86% |
| 2013 | | 9,776 | $8.71 | to | $16.31 | $146,227 | 1.05% | 0.75% | to | 2.60% | 11.35% | to | 13.51% |
| **VY® Templeton Global Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 5,485 | $14.07 | to | $41.04 | $163,774 | 1.63% | 0.80% | to | 2.35% | 15.44% | to | 17.28% |
| 2016 | | 6,915 | $12.04 | to | $35.00 | $177,409 | 3.58% | 0.80% | to | 2.35% | 8.29% | to | 9.99% |
| 2015 | | 8,138 | $10.98 | to | $31.82 | $192,255 | 2.69% | 0.80% | to | 2.35% | -9.71% | to | -8.30% |
| 2014 | | 9,354 | $11.12 | to | $34.70 | $243,688 | 1.20% | 0.80% | to | 2.35% | -5.05% | to | -3.53% |
| 2013 | | 10,655 | $11.70 | to | $35.97 | $290,506 | 1.56% | 0.80% | to | 2.35% | 27.53% | to | 29.57% |
| **VY® Templeton Global Growth Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 143 | $15.69 | to | $25.57 | $3,008 | 1.63% | 1.40% | to | 2.20% | 15.45% | to | 16.40% |
| 2016 | | 159 | $13.59 | to | $21.96 | $2,979 | 3.61% | 1.40% | to | 2.20% | 8.29% | to | 9.15% |
| 2015 | | 197 | $12.55 | to | $20.12 | $3,400 | 2.51% | 1.40% | to | 2.20% | -9.78% | to | -9.00% |
| 2014 | | 263 | $13.91 | to | $22.11 | $4,879 | 1.11% | 1.40% | to | 2.20% | -5.12% | to | -4.33% |
| 2013 | | 295 | $14.66 | to | $23.11 | $5,903 | 1.56% | 1.40% | to | 2.20% | 27.59% | to | 28.60% |
| **Voya Global Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 40 | $10.58 | to | $10.89 | $428 | 2.01% | 0.60% | to | 1.15% | 8.36% | | |
| 2016 | | 20 | | $10.05 | | $201 | 1.60% | | 0.60% | | 5.24% | | |
| 2015 | 7/7/2015 | 5 | | $9.55 | | $49 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Global Bond Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 255 | $14.05 | to | $15.18 | $3,760 | 2.29% | 0.75% | to | 1.35% | 7.83% | to | 8.51% |
| 2016 | | 285 | $13.03 | to | $13.99 | $3,875 | 1.57% | 0.75% | to | 1.35% | 4.57% | to | 5.19% |
| 2015 | | 319 | $12.46 | to | $13.30 | $4,143 | — | 0.75% | to | 1.35% | -5.82% | to | -5.20% |
| 2014 | | 403 | $13.23 | to | $14.03 | $5,526 | 0.54% | 0.75% | to | 1.35% | -1.19% | to | -0.57% |
| 2013 | | 480 | $13.39 | to | $14.11 | $6,644 | 1.83% | 0.75% | to | 1.35% | -5.57% | to | -4.98% |
| **Voya Solution 2025 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 45 | $11.51 | to | $11.56 | $518 | 1.53% | 0.60% | to | 1.15% | | 14.30% | |
| 2016 | | 35 | | $10.07 | | $356 | 2.86% | | 0.60% | | | 4.90% | |
| 2015 | 7/7/2015 | 4 | | $9.60 | | $40 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 895 | $17.00 | to | $18.36 | $15,848 | 1.99% | 0.75% | to | 1.35% | 13.71% | to | 14.39% |
| 2016 | | 983 | $14.95 | to | $16.04 | $15,258 | 2.11% | 0.75% | to | 1.35% | 4.47% | to | 5.04% |
| 2015 | | 1,111 | $14.31 | to | $15.27 | $16,464 | 3.15% | 0.75% | to | 1.35% | -1.45% | to | -0.84% |
| 2014 | | 1,220 | $14.52 | to | $15.40 | $18,263 | 2.02% | 0.75% | to | 1.35% | 4.16% | to | 4.83% |
| 2013 | | 1,227 | $13.94 | to | $14.69 | $17,579 | 2.21% | 0.75% | to | 1.35% | 14.73% | to | 15.40% |
| **Voya Solution 2035 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 14 | $11.86 | to | $12.05 | $165 | 0.68% | 0.60% | to | 1.15% | | 18.48% | |
| 2016 | | 4 | | $10.01 | | $43 | 2.16% | | 0.60% | | | 5.37% | |
| 2015 | 7/7/2015 | 2 | | $9.50 | | $20 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 468 | $18.44 | to | $19.91 | $8,959 | 1.56% | 0.75% | to | 1.35% | 17.83% | to | 18.51% |
| 2016 | | 495 | $15.65 | to | $16.80 | $8,012 | 2.03% | 0.75% | to | 1.35% | 4.82% | to | 5.46% |
| 2015 | | 541 | $14.93 | to | $15.93 | $8,332 | 3.19% | 0.75% | to | 1.35% | -1.84% | to | -1.24% |
| 2014 | | 605 | $15.21 | to | $16.13 | $9,463 | 1.98% | 0.75% | to | 1.35% | 4.25% | to | 4.88% |
| 2013 | | 647 | $14.59 | to | $15.38 | $9,672 | 1.88% | 0.75% | to | 1.35% | 18.71% | to | 19.50% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution 2045 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 6 | $11.98 | to | $12.26 | $70 | 0.60% | 0.60% | to | 1.15% | 20.16% | | |
| 2016 | | 3 | | $9.97 | | $25 | 0.95% | | 0.60% | | 5.50% | | |
| 2015 | 7/7/2015 | 1 | | $9.45 | | $13 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Voya Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 51 | $19.20 | to | $20.08 | $989 | 1.13% | 1.00% | to | 1.35% | 19.63% | to | 20.02% |
| 2016 | | 56 | $16.05 | to | $17.23 | $908 | 1.58% | 0.75% | to | 1.35% | 4.97% | to | 5.58% |
| 2015 | | 61 | $15.29 | to | $16.32 | $956 | 3.08% | 0.75% | to | 1.35% | -2.30% | to | -1.69% |
| 2014 | | 62 | $15.65 | to | $16.60 | $989 | 1.76% | 0.75% | to | 1.35% | 4.68% | to | 5.33% |
| 2013 | | 84 | $14.95 | to | $15.76 | $1,278 | 1.64% | 0.75% | to | 1.35% | 21.74% | to | 22.55% |
| **Voya Solution 2055 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 8 | $12.03 | to | $12.30 | $99 | 1.25% | 0.60% | to | 1.15% | 20.66% | | |
| 2016 | | - | | $9.97 | | $1 | 1.14% | | 0.60% | | 5.50% | | |
| 2015 | 7/7/2015 | - | | $9.45 | | $1 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Voya Solution Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 54 | $10.84 | to | $10.89 | $583 | 1.77% | 0.60% | to | 1.15% | 8.47% | | |
| 2016 | | 66 | | $10.04 | | $662 | 1.50% | | 0.60% | | 3.61% | | |
| 2015 | 7/7/2015 | 24 | | $9.69 | | $231 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Voya Solution Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 1,096 | $15.07 | to | $16.27 | $17,211 | 2.30% | 0.75% | to | 1.35% | 7.87% | to | 8.47% |
| 2016 | | 1,147 | $13.97 | to | $15.00 | $16,646 | 1.09% | 0.75% | to | 1.35% | 3.02% | to | 3.66% |
| 2015 | | 1,242 | $13.56 | to | $14.47 | $17,422 | 1.39% | 0.75% | to | 1.35% | -1.24% | to | -0.62% |
| 2014 | | 416 | $13.73 | to | $14.56 | $5,899 | 2.56% | 0.75% | to | 1.35% | 4.33% | to | 4.97% |
| 2013 | | 460 | $13.16 | to | $13.87 | $6,221 | 3.29% | 0.75% | to | 1.35% | 5.53% | to | 6.12% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution Moderately Aggressive Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 55,830 | $11.43 | to | $11.88 | $649,025 | 1.39% | 0.75% | to | 2.35% | 15.35% | to | 17.24% |
| 2016 | | 63,965 | $9.91 | to | $10.13 | $640,172 | 1.19% | 0.75% | to | 2.35% | 3.76% | to | 5.41% |
| 2015 | 8/14/2015 | 72,872 | $9.55 | to | $9.62 | $698,643 | (c) | 0.75% | to | 2.35% | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® American Century Small-Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 103 | $11.76 | to | $12.89 | $1,291 | 1.06% | 0.60% | to | 1.15% | | 10.27% | |
| 2016 | | 57 | | $11.69 | | $671 | 1.25% | | 0.60% | | | 22.92% | |
| 2015 | 7/7/2015 | 11 | | $9.51 | | $102 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® American Century Small-Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 72 | $37.36 | to | $41.32 | $2,920 | 1.06% | 0.75% | to | 1.35% | 9.63% | to | 10.28% |
| 2016 | | 73 | $33.99 | to | $37.56 | $2,711 | 1.35% | 0.75% | to | 1.35% | 22.38% | to | 23.15% |
| 2015 | | 63 | $27.71 | to | $30.58 | $1,898 | 1.55% | 0.75% | to | 1.35% | -3.08% | to | -2.48% |
| 2014 | | 72 | $28.51 | to | $31.44 | $2,219 | 1.29% | 0.75% | to | 1.35% | 10.99% | to | 11.61% |
| 2013 | | 71 | $25.63 | to | $28.23 | $1,968 | 1.16% | 0.75% | to | 1.35% | 29.57% | to | 30.42% |
| **VY® Baron Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 84 | $11.92 | to | $13.01 | $1,022 | 0.51% | 0.60% | to | 1.15% | | 27.08% | |
| 2016 | | 55 | | $9.38 | | $517 | — | | 0.60% | | | 4.45% | |
| 2015 | 7/7/2015 | 29 | | $8.98 | | $262 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® Baron Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 11,986 | $21.85 | to | $39.86 | $300,731 | 0.81% | 0.75% | to | 2.35% | 25.19% | to | 27.24% |
| 2016 | | 14,489 | $17.24 | to | $31.33 | $288,979 | — | 0.75% | to | 2.35% | 2.86% | to | 4.54% |
| 2015 | | 17,585 | $15.85 | to | $29.97 | $338,720 | 0.24% | 0.75% | to | 2.35% | -7.28% | to | -5.73% |
| 2014 | | 20,500 | $16.33 | to | $31.79 | $423,203 | 0.07% | 0.75% | to | 2.35% | 1.91% | to | 3.55% |
| 2013 | | 25,234 | $16.01 | to | $30.70 | $507,090 | 1.29% | 0.75% | to | 2.35% | 35.59% | to | 37.79% |

199

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Columbia Contrarian Core Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 121 | $12.22 | to | $12.85 | $1,541 | 0.85% | 0.60% | to | 1.15% | 20.66% | | |
| 2016 | | 104 | | $10.65 | | $1,104 | 3.38% | | 0.60% | | 7.47% | | |
| 2015 | 7/7/2015 | 64 | | $9.91 | | $632 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **VY® Columbia Contrarian Core Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 13,587 | $17.07 | to | $27.23 | $256,166 | 0.98% | 0.75% | to | 2.55% | 18.49% | to | 20.67% |
| 2016 | | 16,645 | $14.30 | to | $22.62 | $263,008 | 3.36% | 0.75% | to | 2.60% | 5.54% | to | 7.59% |
| 2015 | | 18,535 | $13.55 | to | $21.08 | $275,055 | 0.84% | 0.75% | to | 2.60% | 0.30% | to | 2.21% |
| 2014 | | 20,357 | $13.14 | to | $20.67 | $298,555 | 0.79% | 0.75% | to | 2.60% | 9.93% | to | 12.01% |
| 2013 | | 22,276 | $11.92 | to | $18.51 | $294,606 | 1.39% | 0.75% | to | 2.60% | 31.24% | to | 33.74% |
| **VY® Columbia Small Cap Value II Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 82 | $12.05 | to | $12.56 | $1,006 | 0.13% | 0.60% | to | 1.15% | 9.45% | to | 9.98% |
| 2016 | | 40 | $11.01 | to | $11.42 | $456 | 0.07% | 0.60% | to | 1.15% | 22.66% | | |
| 2015 | 7/7/2015 | 18 | | $9.31 | | $172 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **VY® Columbia Small Cap Value II Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 4,846 | $17.62 | to | $22.69 | $91,882 | 0.29% | 0.95% | to | 2.35% | 8.36% | to | 9.87% |
| 2016 | | 6,342 | $16.27 | to | $20.67 | $110,405 | 0.25% | 0.95% | to | 2.35% | 20.79% | to | 22.51% |
| 2015 | | 7,507 | $13.47 | to | $16.88 | $107,497 | 0.32% | 0.95% | to | 2.35% | -5.21% | to | -3.86% |
| 2014 | | 8,699 | $14.21 | to | $17.56 | $130,648 | 0.17% | 0.95% | to | 2.35% | 1.86% | to | 3.34% |
| 2013 | | 9,998 | $13.95 | to | $17.00 | $146,551 | 0.79% | 0.95% | to | 2.35% | 36.63% | to | 38.68% |
| **VY® Invesco Comstock Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 8,096 | $18.75 | to | $28.86 | $185,178 | 1.10% | 0.75% | to | 2.35% | 14.93% | to | 16.79% |
| 2016 | | 10,319 | $16.29 | to | $24.77 | $204,604 | 2.29% | 0.75% | to | 2.35% | 15.07% | to | 16.91% |
| 2015 | | 12,339 | $13.77 | to | $21.24 | $211,413 | 2.19% | 0.75% | to | 2.35% | -8.21% | to | -6.67% |
| 2014 | | 14,804 | $14.90 | to | $22.82 | $274,735 | 1.89% | 0.75% | to | 2.35% | 6.54% | to | 8.33% |
| 2013 | | 15,436 | $13.89 | to | $21.12 | $268,151 | 0.82% | 0.75% | to | 2.60% | 31.57% | to | 34.00% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Invesco Equity and Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 113 | $11.30 | to | $11.99 | $1,326 | 1.65% | 0.60% | to | 1.15% | 9.70% | | |
| 2016 | | 58 | | $10.93 | | $633 | 2.50% | | 0.60% | | 13.97% | | |
| 2015 | 7/7/2015 | 13 | | $9.59 | | $122 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **VY® Invesco Equity and Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2017 | | 45 | $22.09 | to | $23.40 | $1,051 | 1.99% | 0.75% | to | 1.20% | 9.57% | to | 10.07% |
| 2016 | | 58 | $20.16 | to | $21.26 | $1,227 | 1.95% | 0.75% | to | 1.20% | 13.90% | to | 14.42% |
| 2015 | | 65 | $17.70 | to | $18.58 | $1,211 | 2.01% | 0.75% | to | 1.20% | -3.23% | to | -2.77% |
| 2014 | | 88 | $18.29 | to | $19.11 | $1,668 | 1.55% | 0.75% | to | 1.20% | 7.65% | to | 8.15% |
| 2013 | | 96 | $16.99 | to | $17.67 | $1,696 | 1.38% | 0.75% | to | 1.20% | 23.47% | to | 24.00% |
| **VY® Invesco Equity and Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 26,356 | $17.59 | to | $27.03 | $529,340 | 1.57% | 0.50% | to | 2.35% | 8.01% | to | 10.06% |
| 2016 | | 32,799 | $14.99 | to | $24.68 | $605,474 | 1.68% | 0.50% | to | 2.35% | 12.30% | to | 14.42% |
| 2015 | | 39,336 | $13.30 | to | $21.68 | $642,455 | 1.89% | 0.50% | to | 2.35% | -4.64% | to | -2.82% |
| 2014 | | 46,926 | $13.55 | to | $22.41 | $798,096 | 2.15% | 0.50% | to | 2.35% | 6.20% | to | 7.91% |
| 2013 | | 15,145 | $12.34 | to | $20.83 | $242,782 | 1.29% | 0.75% | to | 2.35% | 21.64% | to | 23.71% |
| **VY® Invesco Equity and Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2017 | | 31,912 | $12.49 | to | $13.28 | $409,131 | 1.38% | 0.80% | to | 2.35% | 7.86% | to | 9.57% |
| 2016 | | 36,700 | $11.58 | to | $12.12 | $433,223 | 1.63% | 0.80% | to | 2.35% | 12.21% | to | 13.91% |
| 2015 | | 40,938 | $10.32 | to | $10.64 | $428,229 | 1.82% | 0.80% | to | 2.35% | -4.80% | to | -3.18% |
| 2014 | 7/21/2014 | 46,380 | $10.84 | to | $10.99 | $505,717 | (b) | 0.80% | to | 2.35% | (b) | | |
| 2013 | | (b) | | (b) | | (b) | (b) | | (b) | | (b) | | |
| **VY® JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 166 | $11.61 | to | $11.87 | $1,945 | 0.50% | 0.60% | to | 1.15% | 12.73% | | |
| 2016 | | 75 | | $10.53 | | $791 | 0.66% | | 0.60% | | 13.71% | | |
| 2015 | 7/7/2015 | 26 | | $9.26 | | $237 | (c) | | 0.60% | | (c) | | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® JPMorgan Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 4,879 | $20.02 | to | $40.33 | $123,187 | 0.54% | 0.75% | to | 2.35% | 11.05% | to | 12.87% |
| 2016 | | 6,423 | $18.02 | to | $35.73 | $143,736 | 0.62% | 0.75% | to | 2.35% | 12.00% | to | 13.83% |
| 2015 | | 7,838 | $16.09 | to | $31.39 | $155,664 | 0.57% | 0.75% | to | 2.35% | -5.35% | to | -3.74% |
| 2014 | | 9,469 | $17.00 | to | $32.61 | $197,781 | 0.72% | 0.75% | to | 2.35% | 12.29% | to | 14.10% |
| 2013 | | 13,131 | $15.14 | to | $28.58 | $244,250 | 0.65% | 0.75% | to | 2.35% | 28.52% | to | 30.56% |
| **VY® Oppenheimer Global Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 84 | $12.65 | to | $13.42 | $1,075 | 0.52% | 0.60% | to | 1.15% | | 35.01% | |
| 2016 | | 54 | | $9.37 | | $507 | 0.61% | | 0.60% | | | -0.85% | |
| 2015 | 7/7/2015 | 81 | | $9.45 | | $769 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® Oppenheimer Global Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2017 | | 139 | $23.63 | to | $27.75 | $3,668 | 1.06% | 0.75% | to | 2.00% | 33.81% | to | 35.50% |
| 2016 | | 171 | $17.66 | to | $20.48 | $3,341 | 1.18% | 0.75% | to | 2.00% | -1.78% | to | -0.53% |
| 2015 | | 193 | $17.98 | to | $20.59 | $3,810 | 1.44% | 0.75% | to | 2.00% | 2.04% | to | 3.31% |
| 2014 | | 220 | $17.62 | to | $19.93 | $4,222 | 1.11% | 0.75% | to | 2.00% | 0.28% | to | 1.58% |
| 2013 | | 260 | $17.57 | to | $19.62 | $4,929 | 1.32% | 0.75% | to | 2.00% | 24.52% | to | 26.17% |
| **VY® Oppenheimer Global Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 7,034 | $18.30 | to | $32.90 | $170,930 | 0.92% | 0.75% | to | 2.55% | 32.69% | to | 35.10% |
| 2016 | | 6,396 | $13.60 | to | $24.41 | $118,932 | 0.87% | 0.75% | to | 2.55% | -2.58% | to | -0.77% |
| 2015 | | 8,511 | $13.76 | to | $24.67 | $160,403 | 1.39% | 0.75% | to | 2.55% | 1.22% | to | 3.05% |
| 2014 | | 7,780 | $13.41 | to | $24.00 | $144,433 | 0.96% | 0.75% | to | 2.55% | -0.50% | to | 1.34% |
| 2013 | | 9,113 | $12.93 | to | $23.74 | $169,506 | 1.20% | 0.75% | to | 2.60% | 23.52% | to | 25.84% |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | 6/6/2017 | 65 | $11.42 | to | $11.46 | $744 | (e) | 0.60% | to | 1.15% | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 238 | $29.44 | to | $36.75 | $8,484 | 0.46% | 0.75% | to | 1.35% | 22.78% | to | 23.51% |
| 2016 | | 270 | $23.92 | to | $29.82 | $7,836 | 0.09% | 0.75% | to | 1.35% | 5.72% | to | 6.37% |
| 2015 | | 291 | $22.56 | to | $28.11 | $7,955 | — | 0.75% | to | 1.35% | 0.34% | to | 0.98% |
| 2014 | | 302 | $22.43 | to | $27.91 | $8,177 | 0.04% | 0.75% | to | 1.35% | 10.15% | to | 10.81% |
| 2013 | | 347 | $20.31 | to | $25.25 | $8,538 | 0.16% | 0.75% | to | 1.35% | 32.93% | to | 33.69% |
| **VY® T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 216 | $13.23 | to | $13.55 | $2,915 | — | 0.60% | to | 1.15% | | 32.07% | |
| 2016 | | 190 | | $10.26 | | $1,946 | — | | 0.60% | | | 0.39% | |
| 2015 | 7/7/2015 | 106 | | $10.22 | | $1,081 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® T. Rowe Price Growth Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 12,833 | $20.08 | to | $36.29 | $278,211 | — | 0.75% | to | 2.35% | 30.14% | to | 32.28% |
| 2016 | | 14,682 | $15.43 | to | $27.51 | $242,913 | — | 0.75% | to | 2.35% | -1.15% | to | 0.46% |
| 2015 | | 18,678 | $15.61 | to | $27.44 | $310,644 | — | 0.75% | to | 2.35% | 7.95% | to | 9.71% |
| 2014 | | 15,938 | $14.46 | to | $25.08 | $245,087 | — | 0.75% | to | 2.35% | 5.86% | to | 7.64% |
| 2013 | | 17,930 | $13.66 | to | $23.37 | $258,344 | 0.02% | 0.75% | to | 2.35% | 35.65% | to | 37.84% |
| **VY® Templeton Foreign Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2017 | | 58 | $11.05 | to | $12.11 | $688 | 0.52% | 0.60% | to | 1.15% | | 21.03% | |
| 2016 | | 15 | | $9.13 | | $138 | 3.99% | | 0.60% | | | 0.66% | |
| 2015 | 7/7/2015 | 7 | | $9.07 | | $66 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® Templeton Foreign Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2017 | | 30,335 | $10.80 | to | $14.58 | $378,239 | 1.81% | 0.75% | to | 2.35% | 19.22% | to | 21.10% |
| 2016 | | 38,104 | $8.95 | to | $12.08 | $396,763 | 3.06% | 0.75% | to | 2.35% | -0.81% | to | 0.83% |
| 2015 | | 44,725 | $8.53 | to | $12.00 | $466,571 | 3.70% | 0.75% | to | 2.35% | -5.83% | to | -4.29% |
| 2014 | | 49,812 | $8.84 | to | $12.57 | $548,594 | 2.25% | 0.75% | to | 2.35% | -9.04% | to | -7.56% |
| 2013 | | 55,425 | $9.68 | to | $13.64 | $667,777 | 1.32% | 0.75% | to | 2.35% | 17.09% | to | 18.99% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Strategic Allocation Conservative Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 103 | $20.20 | to | $21.82 | $2,174 | 2.28% | 0.75% | to | 1.35% | 8.66% | to | 9.37% |
| 2016 | | 114 | $18.59 | to | $19.95 | $2,204 | 2.66% | 0.75% | to | 1.35% | 4.09% | to | 4.67% |
| 2015 | | 126 | $17.86 | to | $19.06 | $2,327 | 2.63% | 0.75% | to | 1.35% | -1.76% | to | -1.14% |
| 2014 | | 115 | $18.18 | to | $19.28 | $2,167 | 2.63% | 0.75% | to | 1.35% | 4.97% | to | 5.59% |
| 2013 | | 126 | $17.32 | to | $18.26 | $2,250 | 1.94% | 0.75% | to | 1.35% | 10.25% | to | 10.94% |
| **Voya Strategic Allocation Growth Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 34 | $24.97 | to | $26.96 | $865 | 1.78% | 0.75% | to | 1.35% | 15.98% | to | 16.70% |
| 2016 | | 34 | $21.53 | to | $23.11 | $754 | 2.35% | 0.75% | to | 1.35% | 5.18% | to | 5.82% |
| 2015 | | 35 | $20.47 | to | $21.84 | $733 | 2.57% | 0.75% | to | 1.35% | -2.71% | to | -2.11% |
| 2014 | | 31 | $21.04 | to | $22.31 | $669 | 1.78% | 0.75% | to | 1.35% | 4.83% | to | 5.43% |
| 2013 | | 28 | $20.07 | to | $21.16 | $566 | 1.49% | 0.75% | to | 1.35% | 20.47% | to | 21.19% |
| **Voya Strategic Allocation Moderate Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 53 | $22.56 | to | $24.36 | $1,250 | 1.66% | 0.75% | to | 1.35% | 12.74% | to | 13.41% |
| 2016 | | 54 | $20.01 | to | $21.47 | $1,126 | 2.36% | 0.75% | to | 1.35% | 4.87% | to | 5.50% |
| 2015 | | 56 | $19.08 | to | $20.35 | $1,106 | 2.79% | 0.75% | to | 1.35% | -2.20% | to | -1.64% |
| 2014 | | 59 | $19.51 | to | $20.69 | $1,189 | 2.08% | 0.75% | to | 1.35% | 5.06% | to | 5.72% |
| 2013 | | 74 | $18.57 | to | $19.57 | $1,403 | 1.80% | 0.75% | to | 1.35% | 14.70% | to | 15.39% |
| **Voya Growth and Income Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 50,579 | $12.19 | to | $19.53 | $921,461 | 1.27% | 0.60% | to | 2.35% | 17.04% | to | 19.07% |
| 2016 | | 63,421 | $10.28 | to | $16.42 | $981,920 | 1.48% | 0.60% | to | 2.35% | 6.65% | to | 8.55% |
| 2015 | | 73,368 | $9.47 | to | $15.15 | $1,058,329 | 1.51% | 0.60% | to | 2.35% | -4.12% | to | -2.57% |
| 2014 | | 83,625 | $14.58 | to | $15.55 | $1,250,813 | 1.47% | 0.75% | to | 2.35% | 7.60% | to | 9.35% |
| 2013 | | 97,739 | $13.55 | to | $14.22 | $1,349,848 | 0.87% | 0.75% | to | 2.35% | 27.11% | to | 29.16% |
| **Voya Growth and Income Portfolio - Class I** | | | | | | | | | | | | | |
| 2017 | | 40 | $15.74 | to | $17.72 | $653 | 1.68% | 0.95% | to | 1.95% | 17.99% | to | 19.26% |
| 2016 | | 51 | $13.31 | to | $14.91 | $706 | 1.92% | 0.95% | to | 2.00% | 7.51% | to | 8.71% |
| 2015 | | 58 | $12.38 | to | $13.75 | $735 | 2.02% | 0.95% | to | 2.00% | -3.36% | to | -2.37% |
| 2014 | | 65 | $12.81 | to | $14.13 | $852 | 1.90% | 0.95% | to | 2.00% | 8.47% | to | 9.66% |
| 2013 | | 78 | $11.81 | to | $12.92 | $937 | 2.20% | 0.95% | to | 2.00% | 28.77% | to | 29.07% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Growth and Income Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 30,016 | $15.42 | to | $30.55 | $496,239 | 1.46% | 0.75% | to | 2.35% | 17.26% | to | 19.15% |
| 2016 | | 38,388 | $13.15 | to | $25.64 | $537,774 | 1.66% | 0.75% | to | 2.35% | 6.91% | to | 8.64% |
| 2015 | | 45,173 | $12.30 | to | $23.60 | $588,326 | 1.69% | 0.75% | to | 2.35% | -3.98% | to | -2.40% |
| 2014 | | 52,449 | $12.81 | to | $24.18 | $706,996 | 1.65% | 0.75% | to | 2.35% | 7.83% | to | 9.61% |
| 2013 | | 62,008 | $11.69 | to | $22.06 | $770,429 | 1.05% | 0.75% | to | 2.60% | 26.93% | to | 29.38% |
| **Voya Euro STOXX 50® Index Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 2,160 | $9.94 | to | $11.17 | $22,535 | 3.20% | 0.95% | to | 2.35% | 20.92% | to | 22.61% |
| 2016 | | 2,347 | $8.22 | to | $9.10 | $20,087 | 1.85% | 0.95% | to | 2.35% | -2.14% | to | -0.87% |
| 2015 | | 3,448 | $8.40 | to | $9.18 | $30,010 | 3.56% | 0.95% | to | 2.35% | -6.87% | to | -5.56% |
| 2014 | | 2,843 | $9.02 | to | $9.72 | $26,452 | 3.05% | 0.95% | to | 2.35% | -11.83% | to | -10.50% |
| 2013 | | 3,391 | $10.23 | to | $10.86 | $35,414 | 2.00% | 0.95% | to | 2.35% | 22.55% | to | 24.26% |
| **Voya FTSE 100® Index Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 368 | $12.51 | to | $14.06 | $4,862 | 3.06% | 0.95% | to | 2.35% | 18.74% | to | 20.45% |
| 2016 | | 387 | $10.54 | to | $11.67 | $4,267 | 4.59% | 0.95% | to | 2.35% | -3.92% | to | -2.67% |
| 2015 | | 504 | $10.97 | to | $11.99 | $5,745 | 6.42% | 0.95% | to | 2.35% | -9.41% | to | -8.05% |
| 2014 | | 458 | $12.11 | to | $13.04 | $5,743 | 3.70% | 0.95% | to | 2.35% | -9.02% | to | -7.78% |
| 2013 | | 379 | $13.31 | to | $14.14 | $5,170 | 4.39% | 0.95% | to | 2.35% | 16.04% | to | 17.74% |
| **Voya Global Equity Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 2 | $11.86 | to | $12.45 | $27 | 2.74% | 0.60% | to | 1.15% | | 22.39% | |
| 2016 | | 2 | | $9.69 | | $15 | 1.22% | | 0.60% | | | 4.87% | |
| 2015 | 7/7/2015 | - | | $9.24 | | $4 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya Global Equity Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 36,063 | $11.23 | to | $13.20 | $432,631 | 2.13% | 0.75% | to | 2.35% | 20.49% | to | 22.56% |
| 2016 | | 44,654 | $9.32 | to | $10.77 | $441,417 | 2.56% | 0.75% | to | 2.35% | 3.30% | to | 4.97% |
| 2015 | | 53,150 | $9.02 | to | $10.26 | $505,332 | 0.64% | 0.75% | to | 2.35% | -4.75% | to | -3.21% |
| 2014 | | 16,621 | $9.47 | to | $10.60 | $164,912 | 2.93% | 0.75% | to | 2.35% | 2.38% | to | 4.02% |
| 2013 | | 18,226 | $9.25 | to | $10.19 | $175,466 | 3.54% | 0.75% | to | 2.35% | 10.91% | to | 12.85% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Global Equity Portfolio - Class T** | | | | | | | | | | | | | |
| 2017 | | 3,299 | $10.72 | to | $11.16 | $35,968 | 1.79% | 0.95% | to | 2.35% | 20.04% | to | 21.72% |
| 2016 | | 4,266 | $8.93 | to | $9.17 | $38,502 | 2.30% | 0.95% | to | 2.35% | 2.88% | to | 4.44% |
| 2015 | 3/9/2015 | 5,793 | $8.68 | to | $8.78 | $50,512 | (c) | 0.95% | to | 2.35% | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya Hang Seng Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 1,607 | $17.52 | to | $19.82 | $29,577 | 0.81% | 0.95% | to | 2.35% | 36.13% | to | 38.00% |
| 2016 | | 1,814 | $12.87 | to | $14.36 | $24,432 | 4.41% | 0.95% | to | 2.35% | 0.63% | to | 2.06% |
| 2015 | | 2,224 | $12.79 | to | $14.07 | $29,591 | 3.25% | 0.95% | to | 2.35% | -7.45% | to | -6.14% |
| 2014 | | 2,344 | $13.82 | to | $14.99 | $33,527 | 2.26% | 0.95% | to | 2.35% | 0.95% | to | 2.40% |
| 2013 | | 2,793 | $13.69 | to | $14.64 | $39,381 | 4.23% | 0.95% | to | 2.35% | 1.41% | to | 2.88% |
| **Voya Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 4,532 | $18.30 | to | $28.56 | $94,364 | 1.41% | 0.75% | to | 2.35% | 21.38% | to | 23.37% |
| 2016 | | 5,820 | $14.54 | to | $23.21 | $98,706 | 1.42% | 0.75% | to | 2.35% | 7.40% | to | 9.17% |
| 2015 | | 6,664 | $13.49 | to | $21.31 | $104,070 | 1.36% | 0.75% | to | 2.35% | -1.73% | to | -0.17% |
| 2014 | | 7,851 | $13.68 | to | $21.39 | $123,551 | 1.29% | 0.75% | to | 2.35% | 10.87% | to | 12.70% |
| 2013 | | 9,282 | $12.29 | to | $19.03 | $130,749 | 1.61% | 0.75% | to | 2.35% | 29.50% | to | 31.66% |
| **Voya Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 3,004 | $20.21 | to | $33.77 | $79,590 | 1.08% | 0.75% | to | 2.55% | 10.40% | to | 12.44% |
| 2016 | | 4,011 | $16.81 | to | $30.11 | $94,919 | 0.74% | 0.75% | to | 2.55% | 14.87% | to | 16.95% |
| 2015 | | 4,563 | $14.56 | to | $25.81 | $92,995 | 0.68% | 0.75% | to | 2.55% | -4.55% | to | -2.80% |
| 2014 | | 5,341 | $15.17 | to | $26.62 | $112,860 | 0.54% | 0.75% | to | 2.55% | 6.52% | to | 8.48% |
| 2013 | | 6,314 | $14.16 | to | $24.60 | $124,289 | 0.93% | 0.75% | to | 2.60% | 30.67% | to | 33.22% |
| **Voya Index Plus SmallCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 2,398 | $19.25 | to | $33.09 | $60,019 | 0.64% | 0.75% | to | 2.55% | 6.84% | to | 8.81% |
| 2016 | | 3,311 | $16.55 | to | $30.42 | $76,756 | 0.58% | 0.75% | to | 2.55% | 23.83% | to | 26.07% |
| 2015 | | 3,822 | $13.30 | to | $24.13 | $70,840 | 0.65% | 0.75% | to | 2.55% | -5.93% | to | -4.21% |
| 2014 | | 4,459 | $14.06 | to | $25.19 | $86,929 | 0.41% | 0.75% | to | 2.55% | 2.55% | to | 4.44% |
| 2013 | | 5,262 | $13.63 | to | $24.12 | $99,365 | 0.76% | 0.75% | to | 2.60% | 38.66% | to | 41.22% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya International Index Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 58,229 | $11.00 | to | $12.44 | $656,783 | 2.04% | 0.60% | to | 2.35% | 21.27% | to | 23.45% |
| 2016 | | 71,179 | $9.07 | to | $9.51 | $657,808 | 2.62% | 0.60% | to | 2.35% | -1.95% | to | -0.22% |
| 2015 | | 81,730 | $9.24 | to | $9.54 | $765,728 | — | 0.60% | to | 2.35% | -3.75% | to | -2.25% |
| 2014 | 2/12/2014 | 91,288 | $9.61 | to | $9.76 | $882,816 | (b) | 0.75% | to | 2.35% | | (b) | |
| 2013 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya International Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 2,555 | $9.74 | to | $20.69 | $26,966 | 2.24% | 0.75% | to | 2.35% | 21.60% | to | 23.60% |
| 2016 | | 3,386 | $8.01 | to | $16.74 | $29,139 | 2.92% | 0.75% | to | 2.35% | -1.84% | to | -0.24% |
| 2015 | | 4,078 | $8.16 | to | $16.78 | $35,459 | 2.90% | 0.75% | to | 2.35% | -3.32% | to | -1.81% |
| 2014 | | 5,009 | $8.44 | to | $17.09 | $44,815 | 0.67% | 0.75% | to | 2.35% | -8.46% | to | -6.87% |
| 2013 | | 6,821 | $9.22 | to | $18.35 | $66,035 | 2.08% | 0.75% | to | 2.35% | 18.36% | to | 20.17% |
| **Voya Japan TOPIX® Index Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | 12/4/2017 | 699 | $14.45 | to | $16.17 | $10,601 | 1.41% | 1.00% | to | 2.35% | 22.46% | to | 24.10% |
| 2016 | | 823 | $11.80 | to | $13.07 | $10,133 | 0.75% | 0.95% | to | 2.35% | 0.51% | to | 1.96% |
| 2015 | | 1,827 | $11.74 | to | $12.82 | $22,157 | 1.12% | 0.95% | to | 2.35% | 7.90% | to | 9.39% |
| 2014 | | 836 | $10.88 | to | $11.69 | $9,380 | 1.01% | 1.00% | to | 2.35% | -7.64% | to | -6.33% |
| 2013 | | 1,103 | $11.78 | to | $12.51 | $13,312 | 2.31% | 0.95% | to | 2.35% | 21.82% | to | 23.62% |
| **Voya Russell™ Large Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 7,757 | $13.21 | to | $35.58 | $248,176 | 1.01% | 0.60% | to | 2.35% | 27.85% | to | 30.14% |
| 2016 | | 8,941 | $10.80 | to | $27.38 | $224,178 | 1.13% | 0.60% | to | 2.35% | 3.83% | to | 5.68% |
| 2015 | 8/14/2015 | 9,757 | $10.22 | to | $25.95 | $235,492 | — | 0.60% | to | 2.35% | 4.82% | to | 6.57% |
| 2014 | | 9,971 | $22.16 | to | $24.35 | $229,161 | 0.97% | 0.75% | to | 2.35% | 10.12% | to | 11.90% |
| 2013 | | 9,043 | $19.85 | to | $21.76 | $187,827 | 1.19% | 0.75% | to | 2.35% | 28.59% | to | 30.69% |
| **Voya Russell™ Large Cap Index Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | 4/28/2017 | 118 | $11.43 | to | $11.47 | $1,349 | (e) | 0.60% | to | 1.15% | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Russell™ Large Cap Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 20,834 | $17.91 | to | $32.39 | $397,452 | 1.42% | 0.80% | to | 2.35% | 19.39% | to | 21.29% |
| 2016 | | 25,292 | $15.00 | to | $26.73 | $401,932 | 1.65% | 0.80% | to | 2.35% | 8.07% | to | 9.82% |
| 2015 | | 27,021 | $13.88 | to | $24.36 | $394,456 | 1.41% | 0.80% | to | 2.35% | -0.57% | to | 0.98% |
| 2014 | | 29,813 | $13.96 | to | $24.15 | $434,879 | 1.36% | 0.80% | to | 2.35% | 9.92% | to | 11.73% |
| 2013 | | 30,100 | $12.70 | to | $21.64 | $397,456 | 1.43% | 0.80% | to | 2.35% | 28.80% | to | 30.67% |
| **Voya Russell™ Large Cap Value Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2017 | | 6 | $12.37 | to | $12.41 | $78 | 2.02% | 1.25% | to | 1.40% | 11.84% | to | 12.00% |
| 2016 | | 7 | $11.05 | to | $11.08 | $74 | 1.27% | 1.25% | to | 1.40% | 13.92% | to | 14.23% |
| 2015 | 8/14/2015 | 9 | | $9.70 | | $83 | (c) | 1.25% | to | 1.40% | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya Russell™ Large Cap Value Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 9,712 | $11.67 | to | $27.92 | $240,301 | 1.88% | 0.60% | to | 2.35% | 10.58% | to | 12.51% |
| 2016 | | 11,927 | $11.01 | to | $24.90 | $267,245 | 1.36% | 0.60% | to | 2.35% | 12.56% | to | 14.66% |
| 2015 | | 13,193 | $9.62 | to | $21.80 | $262,200 | — | 0.60% | to | 2.35% | -6.02% | to | -4.72% |
| 2014 | | 5,321 | $21.09 | to | $22.88 | $115,903 | 1.41% | 0.95% | to | 2.35% | 9.62% | to | 11.18% |
| 2013 | | 4,330 | $19.24 | to | $20.58 | $85,774 | 1.48% | 0.95% | to | 2.35% | 28.35% | to | 30.17% |
| **Voya Russell™ Mid Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 7,694 | $29.96 | to | $34.07 | $243,426 | 0.68% | 0.90% | to | 2.35% | 21.43% | to | 23.24% |
| 2016 | | 9,694 | $24.67 | to | $27.65 | $250,790 | 0.68% | 0.90% | to | 2.35% | 4.27% | to | 5.86% |
| 2015 | | 10,648 | $23.66 | to | $26.12 | $262,861 | 0.70% | 0.90% | to | 2.35% | -3.11% | to | -1.66% |
| 2014 | | 11,015 | $24.42 | to | $26.56 | $278,933 | 0.22% | 0.90% | to | 2.35% | 8.49% | to | 10.07% |
| 2013 | | 12,722 | $22.51 | to | $24.13 | $295,192 | 0.75% | 0.90% | to | 2.35% | 31.79% | to | 33.68% |
| **Voya Russell™ Mid Cap Index Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 299 | $12.04 | to | $12.12 | $3,611 | 0.83% | 0.60% | to | 1.15% | | 16.67% | |
| 2016 | | 165 | | $10.32 | | $1,697 | 0.70% | | 0.60% | | | 12.17% | |
| 2015 | 7/7/2015 | 50 | | $9.20 | | $459 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Russell™ Mid Cap Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 9,775 | $19.04 | to | $21.86 | $197,217 | 1.25% | 0.95% | to | 2.35% | 14.91% | to | 16.58% |
| 2016 | | 13,179 | $16.57 | to | $18.76 | $229,870 | 1.00% | 0.95% | to | 2.35% | 10.47% | to | 12.07% |
| 2015 | | 12,172 | $15.00 | to | $16.74 | $191,278 | 1.19% | 0.95% | to | 2.35% | -5.30% | to | -4.01% |
| 2014 | | 13,716 | $15.84 | to | $17.44 | $226,480 | 0.86% | 0.95% | to | 2.35% | 9.77% | to | 11.37% |
| 2013 | | 12,697 | $14.43 | to | $15.66 | $189,802 | 1.00% | 0.95% | to | 2.35% | 30.71% | to | 32.60% |
| **Voya Russell™ Small Cap Index Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 199 | $12.18 | to | $12.30 | $2,440 | 0.56% | 0.60% | to | 1.15% | 12.26% | to | 12.95% |
| 2016 | | 105 | $10.85 | to | $10.89 | $1,139 | 0.62% | 0.60% | to | 1.15% | | 19.80% | |
| 2015 | 7/7/2015 | 33 | | $9.09 | | $299 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya Russell™ Small Cap Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 8,837 | $18.76 | to | $21.66 | $176,184 | 0.85% | 0.90% | to | 2.35% | 11.27% | to | 12.93% |
| 2016 | | 11,530 | $16.86 | to | $19.18 | $204,976 | 0.97% | 0.90% | to | 2.35% | 17.98% | to | 19.73% |
| 2015 | | 12,208 | $14.29 | to | $16.02 | $183,175 | 0.93% | 0.90% | to | 2.35% | -7.03% | to | -5.60% |
| 2014 | | 12,828 | $15.37 | to | $16.97 | $205,770 | 0.78% | 0.90% | to | 2.35% | 2.19% | to | 3.67% |
| 2013 | | 16,268 | $15.04 | to | $16.37 | $253,638 | 1.07% | 0.90% | to | 2.35% | 35.13% | to | 37.22% |
| **Voya Small Company Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | 6/26/2017 | 40 | $10.69 | to | $10.73 | $430 | (e) | 0.60% | to | 1.15% | | (e) | |
| 2016 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2015 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2014 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Voya Small Company Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 4,207 | $20.03 | to | $38.07 | $92,066 | 0.13% | 0.75% | to | 2.35% | 8.39% | to | 10.17% |
| 2016 | | 5,486 | $18.48 | to | $34.64 | $109,739 | 0.17% | 0.75% | to | 2.35% | 21.26% | to | 23.24% |
| 2015 | | 5,554 | $15.24 | to | $28.18 | $91,118 | 0.24% | 0.75% | to | 2.35% | -3.36% | to | -1.78% |
| 2014 | | 5,568 | $15.77 | to | $28.76 | $94,403 | 0.10% | 0.75% | to | 2.35% | 3.75% | to | 5.48% |
| 2013 | | 6,326 | $15.20 | to | $27.34 | $102,570 | 0.29% | 0.75% | to | 2.35% | 34.16% | to | 36.34% |

209

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya U.S. Bond Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 15,142 | $10.91 | to | $12.81 | $176,151 | 2.02% | 0.75% | to | 2.35% | 0.55% | to | 2.16% |
| 2,016 | | 19,330 | $10.85 | to | $12.56 | $221,944 | 2.03% | 0.75% | to | 2.35% | -0.37% | to | 1.30% |
| 2015 | | 20,433 | $10.89 | to | $12.41 | $234,022 | 2.07% | 0.75% | to | 2.35% | -2.33% | to | -0.72% |
| 2014 | | 19,433 | $11.15 | to | $12.52 | $226,662 | 1.78% | 0.75% | to | 2.35% | 2.95% | to | 4.71% |
| 2013 | | 16,310 | $10.83 | to | $11.98 | $183,572 | 1.59% | 0.75% | to | 2.35% | -5.00% | to | -3.57% |
| **Voya MidCap Opportunities Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 103 | $12.38 | to | $12.70 | $1,281 | — | 0.60% | to | 1.15% | | 23.68% | |
| 2016 | | 80 | | $10.01 | | $804 | — | | 0.60% | | | 6.15% | |
| 2015 | 7/7/2015 | 30 | | $9.43 | | $286 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya MidCap Opportunities Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 38,165 | $19.89 | to | $41.33 | $848,540 | — | 0.75% | to | 2.35% | 21.83% | to | 23.83% |
| 2016 | | 21,188 | $16.31 | to | $33.46 | $387,227 | — | 0.75% | to | 2.35% | 4.47% | to | 6.20% |
| 2015 | | 24,676 | $15.59 | to | $31.58 | $428,196 | — | 0.75% | to | 2.35% | -2.09% | to | -0.47% |
| 2014 | | 27,815 | $15.91 | to | $31.82 | $489,948 | 0.33% | 0.75% | to | 2.35% | 5.98% | to | 7.74% |
| 2013 | | 33,947 | $15.00 | to | $29.61 | $560,431 | — | 0.75% | to | 2.35% | 28.62% | to | 30.67% |
| **Voya SmallCap Opportunities Portfolio - Class A** | | | | | | | | | | | | | |
| 2017 | | 141 | $12.16 | to | $12.20 | $1,721 | — | 0.60% | to | 1.15% | | 17.42% | |
| 2016 | | 110 | | $10.39 | | $1,138 | — | | 0.60% | | | 12.20% | |
| 2015 | 7/7/2015 | 37 | | $9.26 | | $346 | (c) | | 0.60% | | | (c) | |
| 2014 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2013 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya SmallCap Opportunities Portfolio - Class S** | | | | | | | | | | | | | |
| 2017 | | 1,976 | $16.71 | to | $38.96 | $38,833 | — | 0.75% | to | 2.35% | 15.66% | to | 17.56% |
| 2016 | | 2,671 | $14.43 | to | $33.22 | $44,558 | — | 0.75% | to | 2.35% | 10.44% | to | 12.25% |
| 2015 | | 3,164 | $13.05 | to | $29.67 | $47,270 | — | 0.75% | to | 2.35% | -3.44% | to | -1.86% |
| 2014 | | 3,687 | $13.51 | to | $30.31 | $56,360 | — | 0.75% | to | 2.35% | 2.89% | to | 4.53% |
| 2013 | | 4,595 | $13.12 | to | $29.06 | $67,639 | — | 0.75% | to | 2.35% | 35.45% | to | 37.75% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Wells Fargo VT Omega Growth Fund - Class 2** | | | | | | | | | | | | | |
| | 2017 | 29 | $24.35 | to | $25.88 | $732 | 0.01% | 1.40% | to | 2.20% | 31.63% | to | 32.71% |
| | 2016 | 41 | $18.50 | to | $19.50 | $771 | — | 1.40% | to | 2.20% | -1.70% | to | -0.86% |
| | 2015 | 55 | $18.82 | to | $19.67 | $1,047 | — | 1.40% | to | 2.20% | -0.90% | to | -0.10% |
| | 2014 | 59 | $18.99 | to | $19.69 | $1,131 | — | 1.40% | to | 2.20% | 1.61% | to | 2.39% |
| | 2013 | 74 | $18.69 | to | $19.23 | $1,401 | 0.16% | 1.40% | to | 2.20% | 36.82% | to | 37.95% |
| **Wells Fargo VT Index Asset Allocation Fund - Class 2** | | | | | | | | | | | | | |
| | 2017 | 52 | $20.91 | to | $22.31 | $1,132 | 0.78% | 1.65% | to | 2.10% | 9.88% | to | 10.39% |
| | 2016 | 58 | $19.02 | to | $20.21 | $1,152 | 0.86% | 1.65% | to | 2.10% | 5.37% | to | 5.87% |
| | 2015 | 68 | $15.95 | to | $19.09 | $1,282 | 1.05% | 1.65% | to | 2.20% | -0.99% | to | -0.42% |
| | 2014 | 73 | $16.11 | to | $19.17 | $1,373 | 1.50% | 1.65% | to | 2.20% | 15.48% | to | 16.11% |
| | 2013 | 96 | $13.95 | to | $16.51 | $1,560 | 1.67% | 1.65% | to | 2.20% | 17.03% | to | 17.68% |
| **Wells Fargo VT Small Cap Growth Fund - Class 2** | | | | | | | | | | | | | |
| | 2017 | 8 | $30.23 | to | $32.26 | $243 | — | 1.65% | to | 2.10% | 23.21% | to | 23.78% |
| | 2016 | 8 | $24.53 | to | $26.06 | $202 | — | 1.65% | to | 2.10% | 5.46% | to | 5.98% |
| | 2015 | 8 | $20.21 | to | $24.59 | $192 | — | 1.65% | to | 2.20% | -5.03% | to | -4.50% |
| | 2014 | 9 | $21.28 | to | $25.75 | $229 | — | 1.65% | to | 2.20% | -4.06% | to | -3.49% |
| | 2013 | 12 | $22.18 | to | $26.68 | $315 | — | 1.65% | to | 2.20% | 46.98% | to | 47.73% |

(a)  As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(b)  As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(c)  As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(d)  As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(e)  As investment Division had no investments until 2017, this data is not meaningful and is therefore not presented.

(f)  As investment Division is wholly compromised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A  The Fund Inception Date represents the first date the fund received money.

B  The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investments income is determined by the timing of declaration of dividends by the underlying fund in which the Division invests.

C  The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense risks, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D  Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**

**Report of Independent Registered Public Accounting Firm**

The Board of Directors
Voya Insurance and Annuity Company

**Opinion on the Financial Statements**

We have audited the accompanying balance sheets of Voya Insurance and Annuity Company (the Company) as of December 31, 2017 and 2016, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2004.

Boston, Massachusetts
March 16, 2018

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Balance Sheets**
**December 31, 2017 and 2016**
(In millions, except share and per share data)

| | | As of December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2017** | | **2016** |
| **Assets** | | | | |
| Investments: | | | | |
| Fixed maturities, available-for-sale, at fair value (amortized cost of $20,470 as of 2017 and $21,123 as of 2016) | $ | 21,680 | $ | 21,874 |
| Fixed maturities, at fair value using the fair value option | | 615 | | 648 |
| Equity securities, available-for-sale, at fair value (cost of $20 as of 2017 and $15 as of 2016) | | 25 | | 19 |
| Short-term investments | | 348 | | 430 |
| Mortgage loans on real estate, net of valuation allowance of $1 as of 2017 and 2016 | | 4,378 | | 3,882 |
| Policy loans | | 68 | | 75 |
| Limited partnerships/corporations | | 280 | | 227 |
| Derivatives | | 1,514 | | 979 |
| Other investments | | 34 | | 19 |
| Securities pledged (amortized cost of $814 as of 2017 and $723 as of 2016) | | 861 | | 748 |
| Total investments | | 29,803 | | 28,901 |
| Cash and cash equivalents | | 446 | | 764 |
| Short-term investments under securities loan agreements, including collateral delivered | | 467 | | 187 |
| Accrued investment income | | 236 | | 232 |
| Deposits, premiums receivable and reinsurance recoverable | | 6,561 | | 7,417 |
| Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners | | 1,667 | | 2,029 |
| Due from affiliates | | 48 | | 32 |
| Current income tax recoverable from Parent | | — | | 4 |
| Other assets | | 318 | | 301 |
| Assets held in separate accounts | | 28,894 | | 30,934 |
| Total assets | $ | 68,440 | $ | 70,801 |

*The accompanying notes are an integral part of these Financial Statements.*

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Balance Sheets**
**December 31, 2017 and 2016**
(In millions, except share and per share data)

| | As of December 31, | |
| | 2017 | 2016 |
|---|---|---|
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and contract owner account balances | $ 28,450 | $ 28,942 |
| Payable for securities purchased | 25 | 15 |
| Payables under securities loan agreements, including collateral held | 1,155 | 865 |
| Long-term debt | 435 | 435 |
| Due to affiliates | 65 | 44 |
| Funds held under reinsurance treaties with affiliates | 5,933 | 6,657 |
| Derivatives | 783 | 180 |
| Current income tax payable to Parent | 145 | — |
| Deferred income taxes | 79 | 11 |
| Other liabilities | 147 | 149 |
| Liabilities related to separate accounts | 28,894 | 30,934 |
| Total liabilities | 66,111 | 68,232 |
| | | |
| Commitments and Contingencies (Note 13) | | |
| | | |
| Shareholder's equity: | | |
| Common stock (250,000 shares authorized, issued and outstanding as of 2017 and 2016; $10 par value per share) | 3 | 3 |
| Additional paid-in capital | 3,922 | 4,449 |
| Accumulated other comprehensive income (loss) | 612 | 425 |
| Retained earnings (deficit) | (2,208) | (2,308) |
| Total shareholder's equity | 2,329 | 2,569 |
| Total liabilities and shareholder's equity | $ 68,440 | $ 70,801 |

*The accompanying notes are an integral part of these Financial Statements.*

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Statements of Operations**
**For the Years Ended December 31, 2017, 2016 and 2015**
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2017** | **2016** | **2015** |
| **Revenues:** | | | |
| Net investment income | $ 1,314 | $ 1,363 | $ 1,306 |
| Fee income | 583 | 627 | 719 |
| Premiums | 476 | 496 | 506 |
| Net realized capital gains (losses): | | | |
| Total other-than-temporary impairments | (21) | (9) | (30) |
| Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss) | (7) | 1 | 3 |
| Net other-than-temporary impairments recognized in earnings | (14) | (10) | (33) |
| Other net realized capital gains (losses) | (1,210) | (875) | (99) |
| Total net realized capital gains (losses) | (1,224) | (885) | (132) |
| Other revenue | 34 | 17 | 19 |
| Total revenues | 1,183 | 1,618 | 2,418 |
| **Benefits and expenses:** | | | |
| Interest credited and other benefits to contract owners/policyholders | 40 | 558 | 1,291 |
| Operating expenses | 434 | 463 | 486 |
| Net amortization of Deferred policy acquisition costs and Value of business acquired | 228 | 423 | 667 |
| Interest expense | 28 | 28 | 28 |
| Other expense | 21 | 11 | 25 |
| Total benefits and expenses | 751 | 1,483 | 2,497 |
| Income (loss) before income taxes | 432 | 135 | (79) |
| Income tax expense (benefit) | 332 | 116 | (54) |
| Net income (loss) | $ 100 | $ 19 | $ (25) |

*The accompanying notes are an integral part of these Financial Statements.*

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Statements of Comprehensive Income**
**For the Years Ended December 31, 2017, 2016 and 2015**
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2017** | **2016** | **2015** |
| Net income (loss) | $ 100 | $ 19 | $ (25) |
| Other comprehensive income (loss), before tax: | | | |
| Unrealized gains/losses on securities | 269 | 153 | (452) |
| Other-than-temporary impairments | (1) | 9 | 7 |
| Pension and other postretirement benefits liability | — | — | — |
| Other comprehensive income (loss), before tax | 268 | 162 | (445) |
| Income tax expense (benefit) related to items of other comprehensive income (loss) | 81 | 56 | (156) |
| Other comprehensive income (loss), after tax | 187 | 106 | (289) |
| Comprehensive income (loss) | $ 287 | $ 125 | $ (314) |

*The accompanying notes are an integral part of these Financial Statements.*

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Statements of Changes in Shareholder's Equity**
**For the Years Ended December 31, 2017, 2016 and 2015**
(In millions)

| | Common Stock | | Additional Paid-In Capital | | Accumulated Other Comprehensive Income (Loss) | | Retained Earnings (Deficit) | | Total Shareholder's Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balance at January 1, 2015 | $ | 3 | $ | 5,311 | $ | 608 | $ | (2,302) | $ | 3,620 |
| Comprehensive income (loss): | | | | | | | | | |
| Net income (loss) | | — | | — | | — | | (25) | | (25) |
| Other comprehensive income (loss), after tax | | — | | — | | (289) | | — | | (289) |
| Total comprehensive income (loss) | | | | | | | | | | (314) |
| Dividends paid and distributions of capital | | — | | (492) | | — | | — | | (492) |
| Employee related benefits | | — | | 2 | | — | | — | | 2 |
| Balance as of December 31, 2015 | | 3 | | 4,821 | | 319 | | (2,327) | | 2,816 |
| Comprehensive income (loss): | | | | | | | | | |
| Net income (loss) | | — | | — | | — | | 19 | | 19 |
| Other comprehensive income (loss), after tax | | — | | — | | 106 | | — | | 106 |
| Total comprehensive income (loss) | | | | | | | | | | 125 |
| Dividends paid and distributions of capital | | — | | (373) | | — | | — | | (373) |
| Employee related benefits | | — | | 1 | | — | | — | | 1 |
| Balance as of December 31, 2016 | | 3 | | 4,449 | | 425 | | (2,308) | | 2,569 |
| Comprehensive income (loss): | | | | | | | | | |
| Net income (loss) | | — | | — | | — | | 100 | | 100 |
| Other comprehensive income (loss), after tax | | — | | — | | 187 | | — | | 187 |
| Total comprehensive income (loss) | | | | | | | | | | 287 |
| Dividends paid and distributions of capital | | — | | (528) | | — | | — | | (528) |
| Employee related benefits | | — | | 1 | | — | | — | | 1 |
| Balance as of December 31, 2017 | $ | 3 | $ | 3,922 | $ | 612 | $ | (2,208) | $ | 2,329 |

*The accompanying notes are an integral part of these Financial Statements.*

# Voya Insurance and Annuity Company
## (A wholly owned subsidiary of Voya Holdings Inc.)
### Statements of Cash Flows
### For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2017** | **2016** | **2015** |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 100 | $ 19 | $ (25) |
| Adjustments to reconcile Net income (loss) to Net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements | (117) | (152) | (137) |
| Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements | 300 | 549 | 777 |
| Net accretion/amortization of discount/premium | 24 | 8 | 11 |
| Future policy benefits, claims reserves and interest credited | (300) | 1,327 | 1,453 |
| Deferred income tax expense (benefit) | (12) | 49 | 15 |
| Net realized capital losses | 1,224 | 885 | 132 |
| Employee related benefits | 1 | 1 | (2) |
| Change in: | | | |
| Accrued investment income | (4) | 7 | (15) |
| Premiums receivable and reinsurance recoverable | 698 | (1,743) | (1,328) |
| Other receivables and asset accruals | (34) | (2) | 19 |
| Other reinsurance assets | 25 | 14 | 25 |
| Due to/from affiliates | 5 | (5) | (10) |
| Income tax recoverable/payable | 149 | (32) | 26 |
| Funds held under reinsurance treaties with affiliates | (898) | (201) | 1,046 |
| Other payables and accruals | (3) | (4) | (19) |
| Other, net | (13) | (6) | 8 |
| Net cash provided by operating activities | $ 1,145 | $ 714 | $ 1,976 |

*The accompanying notes are an integral part of these Financial Statements.*

# Voya Insurance and Annuity Company
## (A wholly owned subsidiary of Voya Holdings Inc.)
### Statements of Cash Flows
### For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2017** | **2016** | **2015** |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, disposal or redemption of: | | | |
| Fixed maturities | $ 5,071 | $ 4,694 | $ 3,753 |
| Equity securities, available-for-sale | — | — | — |
| Mortgage loans on real estate | 382 | 421 | 464 |
| Limited partnerships/corporations | 46 | 44 | 33 |
| Acquisition of: | | | |
| Fixed maturities | (4,461) | (4,105) | (4,553) |
| Equity securities, available-for-sale | (6) | — | (7) |
| Mortgage loans on real estate | (878) | (992) | (833) |
| Limited partnerships/corporations | (83) | (78) | (55) |
| Derivatives, net | (1,243) | (1,284) | (129) |
| Short-term investments, net | 82 | 640 | (323) |
| Policy loans, net | 7 | 5 | 8 |
| Collateral received (delivered), net | 10 | 255 | 161 |
| Other investments, net | (16) | 29 | 1 |
| Net cash used in investing activities | (1,089) | (371) | (1,480) |
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | $ 2,657 | $ 3,165 | $ 2,597 |
| Maturities and withdrawals from investment contracts | (2,661) | (3,016) | (2,349) |
| Receipts (settlements) on deposit contracts | 158 | (2) | 33 |
| Dividends paid and distributions of capital | (528) | (373) | (492) |
| Net cash used in financing activities | (374) | (226) | (211) |
| Net (decrease) increase in cash and cash equivalents | (318) | 117 | 285 |
| Cash and cash equivalents, beginning of period | 764 | 647 | 362 |
| Cash and cash equivalents, end of period | $ 446 | $ 764 | $ 647 |
| **Supplemental cash flow information:** | | | |
| Income taxes paid (received), net | $ 195 | $ 99 | $ (94) |
| Interest paid | 41 | 28 | 28 |
| **Non-cash investing and financing activities:** | | | |
| Securities received from affiliate under reinsurance agreements | $ 174 | $ 62 | $ 717 |

*The accompanying notes are an integral part of these Financial Statements.*

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

1.         **Business, Basis of Presentation and Significant Accounting Policies**

On March 2, 2018, Voya Insurance and Annuity Company ("VIAC"or "the Company") filed with the U.S. Securities and Exchange Commission a Form 15, Certification and Notice of Termination of Registration. Consequently, VIAC will have no further reporting obligations under the Securities Exchange Act of 1934 after the filing of this Annual Report on Form 10-K.

*Business*

Voya Insurance and Annuity Company ("VIAC" or "the Company") is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. VIAC is authorized to conduct its insurance business in all states, except New York, and in the District of Columbia.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company, was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

On December 20, 2017, Voya Financial, entered into a Master Transaction Agreement (the "MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"), pursuant to which Venerable Holdings, Inc. ("Venerable"), a wholly owned subsidiary of VA Capital, will acquire all of the shares of the capital stock of the Company, as well as the membership interests of Directed Services LLC ("DSL"), a broker-dealer affiliate (collectively, the "Transaction"). At or prior to the closing of the Transaction, we will undertake certain restructuring transactions with several current affiliates in order to transfer businesses and assets into and out of the Company. These restructuring transactions will include reinsurance of our life insurance, employee benefits and other business activities to other insurance subsidiaries of Voya Financial, the recapture of reinsured portions of our variable annuity business from an affiliated reinsurer, the transfer of our investment-only products to affiliates of Voya Financial and the settlement of outstanding amounts under existing affiliate agreements. Concurrent with the Transaction, we will sell, via reinsurance, to Athene substantially all of our fixed annuities business for an estimated ceding commission of $400.

At closing, the MTA requires that the Company be funded with statutory capital equal to the "Required Adjusted Book Value", as defined in the MTA. The Required Adjusted Book Value is based in part on, the Conditional Tail Expectation ("CTE") 95 standard which is a statistical tail risk measure under the Standard & Poor's ("S&P") model which follows the Risk Based Capital C-3 Phase II guidelines as stipulated by the National Association of Insurance Commissioners. The Transaction is expected to close in the second or third quarter of 2018, subject to conditions specified in the MTA, including the receipt of required regulatory approvals, and other conditions.

The MTA contains limits on the amount of additional capital Voya Financial could be required to contribute in order to fund the Required Adjusted Book Value and on the amount of capital in excess of such amount for which VA Capital could be required to compensate Voya Financial, if we were not able to distribute such excess capital prior to the Transaction closing, in each case subject to certain termination rights.

The Company offers various insurance products, including fixed and indexed annuities, investment-only products and payout annuities for pre-retirement wealth accumulation and postretirement income management. The Company's annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company stopped actively writing new retail variable annuity products with substantial guarantee features in early 2010, as part of a global business strategy and risk reduction plan. New amounts will continue to be deposited in VIAC variable annuities as add-on premiums to existing contracts.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

In 2009, the Company made a strategic decision to run-off the assets and liabilities related to certain guaranteed investment contracts and funding agreements previously issued to institutional investors and corporate benefit plans. No guaranteed investment contracts were outstanding during 2016 and 2015 and the remaining funding agreements related to this block matured or were terminated in 2017. The Company continues to issue funding agreements for corporate purposes to provide funding to enhance portfolio yields across all lines of business and to support liquidity.

The Company has one operating segment.

### Basis of Presentation

The accompanying Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

### Significant Accounting Policies

#### Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA") and deferred sales inducements ("DSI");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

#### Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

#### Investments

The accounting policies for the Company's principal investments are as follows:

_Fixed Maturities and Equity Securities_: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA, DSI and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

*Short-term Investments*: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

*Assets Held in Separate Accounts*: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

*Mortgage Loans on Real Estate*: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

*Policy Loans*: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

*Limited Partnerships/Corporations*: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

*Other Investments*: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of FHLB stock based on the level of borrowings and other factors. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value.

*Securities Lending*: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf.  Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

*Impairments*

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis.This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

*Derivatives*

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Statements of Operations.
- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within coinsurance with funds withheld reinsurance arrangements are reported with the host contract in Deposits, premiums receivable, and reinsurance recoverable or Funds held under reinsurance treaties with affiliates on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/ policyholders in the Statements of Operations.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

*Deferred Policy Acquisition Costs, Value of Business Acquired and Deferred Sales Inducements*

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. (See "Sales Inducements" below.) DAC, VOBA and DSI are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to universal life ("UL") and variable universal life ("VUL") contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC, VOBA, DSI, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC, VOBA and DSI on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC, VOBA or DSI are not deemed recoverable from future gross profits, charges will be applied against the DAC, VOBA or DSI balances before an additional reserve is established.

The Company did not have any loss recognition for the year ended December 31, 2017.

During the year ended December 31, 2016, the Company's reviews resulted in loss recognition of $170 before income taxes, of which $138 and $32 was recorded to Net amortization of DAC and VOBA and Interest credited and other benefits to contract owners/policyholders, respectively, in the Statements of Operations, with a corresponding decrease on the Balance Sheets to Deferred policy acquisition costs, Value of business acquired, and Sales inducements to contract owners.

During the year ended December 31, 2015, the Company's reviews resulted in loss recognition of $342 before income taxes, of which $277 and $65 was recorded to Net amortization of DAC and VOBA and Interest credited and other benefits to contract owners/policyholders, respectively, in the Statements of Operations, with a corresponding decrease on the Balance Sheets to Deferred policy acquisition costs, Value of business acquired, and Sales inducements to contract owners.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC, VOBA and DSI related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

DAC, VOBA and DSI related to the replaced contracts are written off to the same account in which amortization is reported in the Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC, VOBA and DSI balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits include mortality, and for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to mortality and estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

*Sales Inducements*

DSI represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts without sales inducements and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes DSI over the estimated lives of the related contracts using the same methodology and assumptions used to amortize DAC. The amortization of DSI is included in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews DSI to determine the recoverability of these balances.

*Future Policy Benefits and Contract Owner Account Balances*

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

- Reserves for traditional life insurance contracts (term insurance, participating and non-participating whole life insurance and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses and persistency are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 2.3% to 7.2%.

- Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 5.4% to 5.5%.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Although assumptions are "locked-in" upon the issuance of traditional life insurance contracts, certain accident and health insurance contracts and payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

During the year ended December 31, 2017, the Company did not establish any premium deficiency reserves. During the years ended 2016, and 2015, the Company established premium deficiency reserves of $36, and $126 respectively, before tax related to certain payout annuity contracts, which were recorded as increases in Future policy benefits and contract owner account balances with a corresponding increase in Deposits, premium receivable and reinsurance recoverable, as the reserves are ceded to an affiliate on a 100% coinsurance and coinsurance funds withheld basis. The establishment of these premium deficiency reserves had no impact in the Statements of Operations for the years ended December 31, 2016 and 2015.

Contract Owner Account Balances
Contract owner account balances relate to universal life-type and investment-type contracts, as follows:

- Account balances for funding agreements are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for universal life-type contracts, including VUL contracts, are equal to cumulative deposits, less charges, withdrawals and account values released upon death, plus credited interest thereon.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 7.5% for the years 2017, 2016 and 2015. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA") contracts, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain universal life-type products and certain variable annuity guaranteed benefits. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

_Universal and Variable Life_: Reserves for UL and VUL secondary guarantees and paid-up guarantees are calculated by estimating the expected value of death benefits payable and recognizing those benefits ratably over the accumulation period based on total expected assessments. The reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years. Assumptions used, such as the interest rate, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. Reserves for UL and VUL secondary guarantees and paid-up guarantees are recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

The Company also calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates consistent with the DAC model for the period. The calculated reserve includes provisions for UL contracts that produce expected gains from the insurance benefit function followed by losses from that function in later years. Additional reserves are recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

_GMDB and GMIB_: Reserves for annuity guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

on a range of scenarios.  Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner.  In general, the Company assumes that GMIB annuitization rates will be higher for policies with more valuable ("in the money") guarantees, where the notional benefit amount is in excess of the account value. Reserves for GMDB and GMIB are recorded in Future policy benefits and contract owner account balances on the Balance Sheets. Changes in reserves for GMDB and GMIB are reported in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

*GMWBL, GMWB, GMAB and FIA*:  The Company issues certain products that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. These products include deferred variable annuity contracts containing guaranteed minimum withdrawal benefits with life payouts ("GMWBL"), guaranteed minimum withdrawal benefits without life contingencies ("GMWB"), and guaranteed minimum accumulation benefits ("GMAB")  features and FIA contracts .  Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Balance Sheets, with changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, reported in Other net realized capital gains (losses) in the Statements of Operations.

At inception of the contracts containing the GMWBL, GMWB, and GMAB features, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. After inception, the estimated fair value of the GMWBL, GMWB, and GMAB embedded derivatives is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.).

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value.  The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits.  The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

The liabilities for the GMWBL, GMWB, GMAB and FIA embedded derivatives include a risk margin to capture uncertainties related to policyholder behavior assumptions.  The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for the GMWBL, GMWB, GMAB and FIA embedded derivatives includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

*Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations, and the Statements of Cash Flows do not reflect investment activity of the separate accounts.

*Long-term Debt*

Long-term debt is carried on the Balance Sheets at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium and any direct and incremental costs attributable to issuance. Discounts, premiums and direct and incremental costs are amortized as a component of Interest expense in the Statements of Operations over the life of the debt using the effective interest method of amortization.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

*Recognition of Insurance Revenue and Related Benefits*

Premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized in Premiums in the Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations when incurred.

Amounts received as payment for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

*Income Taxes*

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Financial Statements. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Reinsurance*

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Balance Sheets.

*Long-duration*: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

*Short-duration*: For prospective reinsurance of short-duration contacts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Statements of Operations and Other assets on the Balance Sheets, respectively. Ceded unearned premiums are amortized through premiums over the remaining contract period in proportion to the amount of protection provided.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Deposits, premiums receivable and reinsurance recoverable on the Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Deposits, premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company has entered into combined coinsurance and coinsurance funds withheld reinsurance arrangements that contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld payable under the agreements.

The Company currently has significant concentrations of ceded reinsurance with its affiliates, Security Life of Denver Insurance Company ("SLD") and Roaring River II, Inc. ("RRII"), primarily related to funding agreements and UL policies with respect to SLD and variable annuities with respect to RRII.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_Participating Insurance_

Participating business approximates 15.3% of the Company's ordinary life insurance in force and 30.3% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $7, $8, and $9 were incurred during the years ended December 31, 2017, 2016 and 2015 respectively.

_Contingencies_

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

**_Adoption of New Pronouncements_**

Share-Based Compensation
In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-09, "Compensation-Stock Compensation (ASC Topic 718): Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which simplifies the accounting for share-based payment award transactions with respect to:

- The income tax consequences of awards;
- The impact of forfeitures on the recognition of expense for awards;
- Classification of awards as either equity or liabilities; and
- Classification on the statement of cash flows.

The provisions of ASU 2016-09 were adopted by the Company on January 1, 2017 using the transition method prescribed for each applicable provision:

- On a prospective basis, all excess tax benefits and tax deficiencies related to share-based compensation will be reported in Net income (loss), rather than Additional paid-in capital. Prior year excess tax benefits will remain in Additional paid- in capital.
- The Company elected to retrospectively adopt the requirement to present cash inflows related to excess tax benefits as operating activities; however, there was no reclassification impact of Share-based compensation cash flows from financing activities to operating activities in the Consolidated Statement of Cash Flows for the twelve months ended December 31, 2016.

The adoption of the remaining provisions of ASU 2016-09 had no effect on the Company's financial condition, results of operations, or cash flows.

Debt Instruments
In March 2016, the FASB issued ASU 2016-06, "Derivatives and Hedging (ASC Topic 815): Contingent Put and Call Options in Debt Instruments" ("ASU 2016-06"), which clarifies that an entity is only required to follow the four-step decision sequence when assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts for purposes of bifurcating an embedded derivative. The entity does not need to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.

The provisions of ASU 2016-06 were adopted by the Company on January 1, 2017 using a modified retrospective approach. The adoption had no effect on the Company's financial condition, results of operations, or cash flows.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Consolidation

In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar legal entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The Company adopted the provisions of ASU 2015-02 on January 1, 2016 using a modified retrospective approach. The adoption had no effect on the Company's financial condition or results of operations, but impacted disclosures only. Investments in limited partnerships previously accounted for as VOEs became VIEs under the new guidance as the limited partners do not hold substantive kick-out rights or participating rights. See *Variable Interest Entities* section of the *Investments* Note to these Financial Statements for additional information.

***Future Adoption of Accounting Pronouncements***

Reclassification of Certain Tax Effects

In February 2018, the FASB issued ASU 2018-02, "Income Statement-Reporting Comprehensive Income (ASC Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income" ("ASU 2018-02"), which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because generally accepted accounting principles require that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.

The provisions of ASU 2018-02 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Initial adoption of ASU 2018-02 may be reported either in the period of adoption or on a retrospective basis in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from Tax Reform is recognized. The Company is currently evaluating the provisions of ASU 2018-02.

Derivatives & Hedging

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic ASC 815): Targeted Improvements to Accounting for Hedging Activities " ("ASU 2017-12"), which enables entities to better portray risk management activities in their financial statements, as follows:

- Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk;
- Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item;
- Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness; and
- Modifies required disclosures.

The provisions of ASU 2017-12 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-12 is required to be reported using a modified retrospective approach,

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

with the exception of the presentation and disclosure requirements which are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-12.

Debt Securities

In March 2017, the FASB issued ASU 2017-08, "Receivables-Nonrefundable Fees and Other Costs (ASC Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities" ("ASU 2017-08"), which shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date.

The provisions of ASU 2017-08 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-08 is required to be reported using a modified retrospective approach. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-08.

Derecognition of Nonfinancial Assets

In February 2017, the FASB issued ASU 2017-05, "Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (ASC Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance & Accounting for Partial Sales of Nonfinancial Assets" ("ASU 2017-05"), which requires entities to apply certain recognition and measurement principles in ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" (see Revenue from Contracts with Customers below) when they derecognize nonfinancial assets and in substance nonfinancial assets through sale or transfer, and the counterparty is not a customer.

The provisions of ASU 2017-05 are effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted, using either a retrospective or modified retrospective method. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (ASC Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.

The provisions of ASU 2016-15 are effective retrospectively for fiscal years beginning after December 15, 2017, including interim periods, with early adoption permitted. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which:

- Introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments;
- Modifies the impairment model for available-for-sale debt securities; and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

The provisions of ASU 2016-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Financial Instruments - Recognition and Measurement

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

The Company plans to adopt ASU 2014-09 on January 1, 2018 on a modified retrospective basis. As the scope of ASU 2014-09 excludes insurance contracts and financial instruments, the guidance does not apply to a significant portion of the Company's business. Consequently, the Company does not currently expect the adoption of this guidance to have a material impact; however, finalization of implementation efforts will continue into the first quarter of 2018.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

## 2. Investments

*Fixed Maturities and Equity Securities*

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2017:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3][4] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 821 | $ 51 | $ 6 | $ — | $ 866 | $ — |
| U.S. Government agencies and authorities | 29 | 6 | — | — | 35 | — |
| State, municipalities and political subdivisions | 565 | 25 | 3 | — | 587 | — |
| U.S. corporate public securities | 9,190 | 737 | 13 | — | 9,914 | — |
| U.S. corporate private securities | 3,001 | 121 | 18 | — | 3,104 | — |
| Foreign corporate public securities and foreign governments [1] | 2,597 | 162 | 8 | — | 2,751 | — |
| Foreign corporate private securities [1] | 2,594 | 115 | 26 | — | 2,683 | 7 |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,086 | 49 | 9 | 7 | 1,133 | — |
| Non-Agency | 528 | 48 | 2 | 4 | 578 | 9 |
| Total Residential mortgage-backed securities | 1,614 | 97 | 11 | 11 | 1,711 | 9 |
| Commercial mortgage-backed securities | 981 | 14 | 5 | — | 990 | — |
| Other asset-backed securities | 507 | 9 | 1 | — | 515 | — |
| Total fixed maturities, including securities pledged | 21,899 | 1,337 | 91 | 11 | 23,156 | 16 |
| Less: Securities pledged | 814 | 51 | 4 | — | 861 | — |
| Total fixed maturities | 21,085 | 1,286 | 87 | 11 | 22,295 | 16 |
| Equity securities | 20 | 5 | — | — | 25 | — |
| Total fixed maturities and equity securities investments | $ 21,105 | $ 1,291 | $ 87 | $ 11 | $ 22,320 | $ 16 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $128 of net unrealized gains on impaired available-for-sale securities.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2016:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3][4] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 946 | $ 45 | $ 8 | $ — | $ 983 | $ — |
| U.S. Government agencies and authorities | 29 | 4 | — | — | 33 | — |
| State, municipalities and political subdivisions | 500 | 8 | 11 | — | 497 | — |
| U.S. corporate public securities | 9,993 | 510 | 58 | — | 10,445 | 4 |
| U.S. corporate private securities | 2,754 | 73 | 49 | — | 2,778 | — |
| Foreign corporate public securities and foreign governments [1] | 2,620 | 99 | 31 | — | 2,688 | — |
| Foreign corporate private securities [1] | 2,735 | 104 | 23 | — | 2,816 | — |
| Residential mortgage-backed securities | | | | | | |
|   Agency | 1,376 | 62 | 14 | 11 | 1,435 | — |
|   Non-Agency | 271 | 41 | 2 | 5 | 315 | 11 |
| Total Residential mortgage-backed securities | 1,647 | 103 | 16 | 16 | 1,750 | 11 |
| Commercial mortgage-backed securities | 951 | 14 | 8 | — | 957 | — |
| Other asset-backed securities | 318 | 8 | 3 | — | 323 | — |
| Total fixed maturities, including securities pledged | 22,493 | 968 | 207 | 16 | 23,270 | 15 |
| Less: Securities pledged | 723 | 29 | 4 | — | 748 | — |
| Total fixed maturities | 21,770 | 939 | 203 | 16 | 22,522 | 15 |
| Equity securities | 15 | 4 | — | — | 19 | — |
| Total fixed maturities and equity securities investments | $ 21,785 | $ 943 | $ 203 | $ 16 | $ 22,541 | $ 15 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $118 of net unrealized gains on impaired available-for-sale securities.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2017, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

| | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: | | |
| One year or less | $ 470 | $ 476 |
| After one year through five years | 4,517 | 4,672 |
| After five years through ten years | 7,326 | 7,547 |
| After ten years | 6,484 | 7,245 |
| Mortgage-backed securities | 2,595 | 2,701 |
| Other asset-backed securities | 507 | 515 |
| Fixed maturities, including securities pledged | $ 21,899 | $ 23,156 |

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2017 and 2016, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| **December 31, 2017** | | | | |
| Communications | $ 1,069 | $ 97 | $ 2 | $ 1,164 |
| Financial | 2,816 | 168 | 3 | 2,981 |
| Industrial and other companies | 8,004 | 491 | 38 | 8,457 |
| Energy | 1,649 | 121 | 10 | 1,760 |
| Utilities | 2,833 | 201 | 8 | 3,026 |
| Transportation | 627 | 39 | 2 | 664 |
| Total | $ 16,998 | $ 1,117 | $ 63 | $ 18,052 |
| | | | | |
| **December 31, 2016** | | | | |
| Communications | $ 1,070 | $ 84 | $ 4 | $ 1,150 |
| Financial | 2,918 | 116 | 18 | 3,016 |
| Industrial and other companies | 8,692 | 343 | 71 | 8,964 |
| Energy | 1,809 | 85 | 20 | 1,874 |
| Utilities | 2,642 | 125 | 33 | 2,734 |
| Transportation | 600 | 24 | 6 | 618 |
| Total | $ 17,731 | $ 777 | $ 152 | $ 18,356 |

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_Fixed Maturities and Equity Securities_

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2017 and 2016, approximately 47.3% and 53.8%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

_Repurchase Agreements_

As of December 31, 2017 and 2016, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

_Securities Lending_

As of December 31, 2017 and 2016, the fair value of loaned securities was $384 and $271, respectively, and is included in Securities pledged on the Balance Sheets. As of December 31, 2017 and 2016, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $389 and $111, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Balance Sheets. As of December 31, 2017 and 2016, liabilities to return collateral of $389 and $111, respectively, are included in Payables under securities loan agreements, including collateral held on the Balance Sheets. The Company is in the process of unwinding the securities lending program in anticipation of the closing of the Transaction.

During the first quarter of 2016 under an amendment to the securities lending program, the Company began accepting non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2017 and 2016, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $9 and $168, respectively.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

| | December 31, 2017[1][2] | December 31, 2016[1][2] |
|---|---|---|
| U.S. Treasuries | $ 9 | $ 62 |
| U.S. corporate public securities | 286 | 174 |
| Foreign corporate public securities and foreign governments | 103 | 43 |
| Payables under securities loan agreements | $ 398 | $ 279 |

[1] As of December 31, 2017 and 2016, borrowings under securities lending transactions include cash collateral of $389 and $111, respectively.

[2] As of December 31, 2017 and 2016, borrowings under securities lending transactions include non-cash collateral of $9 and $168, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

*Variable Interest Entities*

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $280 and $227 as of December 31, 2017 and 2016, respectively; these investments are included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Statements of Operations.

*Securitizations*

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Unrealized Capital Losses*

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2017:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| U.S. Treasuries | $ 462 | $ 6 | $ — | $ — | $ 37 | $ — | $ 499 | $ 6 |
| State, municipalities and political subdivisions | 45 | — | — | — | 63 | 3 | 108 | 3 |
| U.S. corporate public securities | 498 | 7 | 17 | — | 196 | 6 | 711 | 13 |
| U.S. corporate private securities | 189 | 1 | 32 | 1 | 342 | 16 | 563 | 18 |
| Foreign corporate public securities and foreign governments | 168 | 3 | — | — | 69 | 5 | 237 | 8 |
| Foreign corporate private securities | 101 | 21 | 10 | — | 130 | 5 | 241 | 26 |
| Residential mortgage-backed | 158 | 3 | 10 | — | 143 | 8 | 311 | 11 |
| Commercial mortgage-backed | 351 | 3 | 13 | — | 49 | 2 | 413 | 5 |
| Other asset-backed | 44 | — | 9 | 1 | 22 | — | 75 | 1 |
| Total | $ 2,016 | $ 44 | $ 91 | $ 2 | $ 1,051 | $ 45 | $ 3,158 | $ 91 |

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2016:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| U.S. Treasuries | $ 455 | $ 8 | $ — | $ — | $ — | $ — | $ 455 | $ 8 |
| State, municipalities and political subdivisions | 269 | 10 | — | — | 12 | 1 | 281 | 11 |
| U.S. corporate public securities | 1,932 | 43 | 24 | 1 | 171 | 14 | 2,127 | 58 |
| U.S. corporate private securities | 823 | 29 | 34 | 1 | 123 | 19 | 980 | 49 |
| Foreign corporate public securities and foreign governments | 411 | 13 | 20 | 1 | 141 | 17 | 572 | 31 |
| Foreign corporate private securities | 479 | 18 | — | — | 50 | 5 | 529 | 23 |
| Residential mortgage-backed | 374 | 11 | 35 | 1 | 53 | 4 | 462 | 16 |
| Commercial mortgage-backed | 282 | 6 | 13 | — | 14 | 2 | 309 | 8 |
| Other asset-backed | 87 | — | — | — | 52 | 3 | 139 | 3 |
| Total | $ 5,112 | $ 138 | $ 126 | $ 4 | $ 616 | $ 65 | $ 5,854 | $ 207 |

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 95.9% and 90.5% of the average book value as of December 31, 2017 and 2016, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2017** | | | | | | |
| Six months or less below amortized cost | $ 2,035 | $ 39 | $ 25 | $ 22 | 399 | 7 |
| More than six months and twelve months or less below amortized cost | 96 | — | 2 | — | 36 | — |
| More than twelve months below amortized cost | 1,057 | 22 | 36 | 6 | 291 | 6 |
| Total | $ 3,188 | $ 61 | $ 63 | $ 28 | 726 | 13 |
| | | | | | | |
| **December 31, 2016** | | | | | | |
| Six months or less below amortized cost | $ 5,318 | $ 18 | $ 148 | $ 4 | 955 | 8 |
| More than six months and twelve months or less below amortized cost | 261 | 13 | 15 | 4 | 59 | 3 |
| More than twelve months below amortized cost | 429 | 22 | 29 | 7 | 141 | 6 |
| Total | $ 6,008 | $ 53 | $ 192 | $ 15 | 1,155 | 17 |

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2017** | | | | | | |
| U.S. Treasuries | $ 505 | $ — | $ 6 | $ — | 16 | — |
| State, municipalities and political subdivisions | 111 | — | 3 | — | 95 | — |
| U.S. corporate public securities | 723 | 1 | 13 | — | 126 | 2 |
| U.S. corporate private securities | 560 | 21 | 12 | 6 | 73 | 2 |
| Foreign corporate public securities and foreign governments | 245 | — | 8 | — | 52 | — |
| Foreign corporate private securities | 232 | 35 | 5 | 21 | 34 | 6 |
| Residential mortgage-backed | 319 | 3 | 10 | 1 | 166 | 2 |
| Commercial mortgage-backed | 418 | — | 5 | — | 122 | — |
| Other asset-backed | 75 | 1 | 1 | — | 42 | 1 |
| Total | $ 3,188 | $ 61 | $ 63 | $ 28 | 726 | 13 |
| | | | | | | |
| **December 31, 2016** | | | | | | |
| U.S. Treasuries | $ 463 | $ — | $ 8 | $ — | 11 | — |
| State, municipalities and political subdivisions | 292 | — | 11 | — | 185 | — |
| U.S. corporate public securities | 2,172 | 12 | 55 | 3 | 374 | 3 |
| U.S. corporate private securities | 996 | 34 | 40 | 9 | 114 | 3 |
| Foreign corporate public securities and foreign governments | 599 | 4 | 30 | 1 | 126 | 3 |
| Foreign corporate private securities | 552 | — | 23 | — | 61 | 2 |
| Residential mortgage-backed | 478 | — | 16 | — | 172 | 3 |
| Commercial mortgage-backed | 314 | 3 | 6 | 2 | 66 | 3 |
| Other asset-backed | 142 | — | 3 | — | 46 | — |
| Total | $ 6,008 | $ 53 | $ 192 | $ 15 | 1,155 | 17 |

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows, after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

*Troubled Debt Restructuring*

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions.  Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2017, the Company did not have any new commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $11.  For the year ended December 31, 2016, the Company had no new troubled debt restructurings for commercial mortgage loans or private placement bonds.

As of December 31, 2017, the Company held no commercial mortgage troubled debt restructured loans.

As of December 31, 2017 and 2016, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

*Mortgage Loans on Real Estate*

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk.  The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

| | December 31, 2017 | | | December 31, 2016 | | |
|---|---|---|---|---|---|---|
| | Impaired | Non Impaired | Total | Impaired | Non Impaired | Total |
| Commercial mortgage loans | $ — | $ 4,379 | $ 4,379 | $ — | $ 3,883 | $ 3,883 |
| Collective valuation allowance for losses | N/A | (1) | (1) | N/A | (1) | (1) |
| Total net commercial mortgage loans | $ — | $ 4,378 | $ 4,378 | $ — | $ 3,882 | $ 3,882 |

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2017, 2016 and 2015.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

| | December 31, 2017 | December 31, 2016 |
|---|---|---|
| Collective valuation allowance for losses, balance at January 1 | $ 1 | $ 1 |
| Addition to (reduction of) allowance for losses | — | — |
| Collective valuation allowance for losses, end of period | $ 1 | $ 1 |

For the years ended December 31, 2017 and 2016, the Company did not have any impaired loans with allowances for losses.

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2017 and 2016.

There were no loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2017 and 2016.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made to either apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2017 | 2016 | 2015 |
| Impaired loans, average investment during the period (amortized cost) [1] | $ — | $ 2 | $ 10 |
| Interest income recognized on impaired loans, on an accrual basis [1] | — | — | 1 |
| Interest income recognized on impaired loans, on a cash basis [1] | — | — | 1 |
| Interest income recognized on troubled debt restructured loans, on an accrual basis | — | — | 1 |

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property.  A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of the dates indicated:

| Loan-to-Value Ratio: | December 31, 2017[1] | December 31, 2016[1] |
|---|---|---|
| 0% - 50% | $ 412 | $ 428 |
| >50% - 60% | 1,141 | 1,009 |
| >60% - 70% | 2,428 | 2,105 |
| >70% - 80% | 389 | 336 |
| >80% and above | 9 | 5 |
| Total Commercial mortgage loans | $ 4,379 | $ 3,883 |

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

| Debt Service Coverage Ratio: | December 31, 2017[1] | December 31, 2016[1] |
|---|---|---|
| Greater than 1.5x | $ 3,436 | $ 3,014 |
| >1.25x - 1.5x | 549 | 439 |
| >1.0x - 1.25x | 301 | 308 |
| Less than 1.0x | 67 | 77 |
| Commercial mortgage loans secured by land or construction loans | 26 | 45 |
| Total Commercial mortgage loans | $ 4,379 | $ 3,883 |

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

| | December 31, 2017[1] | | December 31, 2016[1] | |
|---|---|---|---|---|
| | Gross Carrying Value | % of Total | Gross Carrying Value | % of Total |
| Commercial Mortgage Loans by U.S. Region: | | | | |
| Pacific | $ 879 | 20.1% | $ 888 | 22.9% |
| South Atlantic | 1,012 | 23.1% | 979 | 25.2% |
| Middle Atlantic | 588 | 13.4% | 495 | 12.7% |
| West South Central | 554 | 12.7% | 466 | 12.0% |
| Mountain | 557 | 12.7% | 379 | 9.8% |
| East North Central | 469 | 10.7% | 400 | 10.3% |
| New England | 61 | 1.4% | 64 | 1.6% |
| West North Central | 201 | 4.6% | 140 | 3.6% |
| East South Central | 58 | 1.3% | 72 | 1.9% |
| Total Commercial mortgage loans | $ 4,379 | 100.0% | $ 3,883 | 100.0% |

[1] Balances do not include collective valuation allowance for losses.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | December 31, 2017[1] | | December 31, 2016[1] | |
| --- | --- | --- | --- | --- |
| | Gross Carrying Value | % of Total | Gross Carrying Value | % of Total |
| Commercial Mortgage Loans by Property Type: | | | | |
| Retail | $ 1,127 | 25.7% | $ 1,145 | 29.5% |
| Industrial | 1,208 | 27.6% | 988 | 25.5% |
| Apartments | 1,084 | 24.8% | 832 | 21.4% |
| Office | 720 | 16.4% | 669 | 17.2% |
| Hotel/Motel | 79 | 1.8% | 83 | 2.1% |
| Mixed Use | 31 | 0.7% | 31 | 0.8% |
| Other | 130 | 3.0% | 135 | 3.5% |
| Total Commercial mortgage loans | $ 4,379 | 100.0% | $ 3,883 | 100.0% |

[1]Balances do not include collective valuation allowance for losses.

The following table presents mortgages by year of origination as of the dates indicated:

| | December 31, 2017[1] | December 31, 2016[1] |
| --- | --- | --- |
| Year of Origination: | | |
| 2017 | $ 831 | $ — |
| 2016 | 941 | $ 959 |
| 2015 | 763 | 796 |
| 2014 | 547 | 554 |
| 2013 | 573 | 600 |
| 2012 | 153 | 169 |
| 2011 and prior | 571 | 805 |
| Total Commercial mortgage loans | $ 4,379 | $ 3,883 |

[1] Balances do not include collective valuation allowance for losses.

*Evaluating Securities for Other-Than-Temporary Impairments*

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2017** | | **2016** | | **2015** | |
| | **Impairment** | **No. of Securities** | **Impairment** | **No. of Securities** | **Impairment** | **No. of Securities** |
| U.S. corporate public securities | $ — * | 3 | $ 2 | 2 | $ 11 | 10 |
| Foreign corporate public securities and foreign governments [1] | 1 | 2 | 3 | 2 | 18 | 6 |
| Foreign corporate private securities [1] | 10 | 2 | 1 | 2 | 1 | 1 |
| Residential mortgage-backed | 1 | 20 | 4 | 32 | 3 | 27 |
| Commercial mortgage-backed | 2 | 4 | — * | 1 | — * | 2 |
| Other asset-backed | — * | 1 | — * | 2 | — | — |
| Equity | — | — | — | — | — * | 1 |
| Total | $ 14 | 32 | $ 10 | 41 | $ 33 | 47 |

[1] Primarily U.S. dollar denominated.

* Less than $1.

The above tables include $12, $5 and $8 of write-downs related to credit impairments for the years ended December 31, 2017, 2016 and 2015, respectively, in Other-than-temporary impairments, which are recognized in the Statements of Operations. The remaining $2, $5 and $25 in write-downs, for the years ended December 31, 2017, 2016 and 2015, respectively, are related to intent impairments.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2017 | | 2016 | | 2015 | |
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. corporate public securities | $ — * | 3 | $ 2 | 1 | $ 11 | 9 |
| Foreign corporate public securities and foreign governments [1] | — | — | 2 | 1 | 14 | 5 |
| Residential mortgage-backed | — * | 3 | 1 | 3 | — * | 4 |
| Commercial mortgage-backed | 2 | 4 | — * | 1 | — * | 2 |
| Total | $ 2 | 10 | $ 5 | 6 | $ 25 | 20 |

[1] Primarily U.S. dollar denominated.
* Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2017 | 2016 | 2015 |
| Balance at January 1 | $ 20 | $ 27 | $ 33 |
| Additional credit impairments: | | | |
| On securities not previously impaired | 11 | — | — |
| On securities previously impaired | — | 3 | 2 |
| Reductions: | | | |
| Increase in cash flows | 1 | 1 | 1 |
| Securities sold, matured, prepaid or paid down | 6 | 9 | 7 |
| Balance at December 31 | $ 24 | $ 20 | $ 27 |

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Net Investment Income*

The following table summarizes Net investment income for the periods indicated:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2017** | | **2016** | | **2015** |
| Fixed maturities | $ | 1,121 | $ | 1,205 | $ | 1,169 |
| Equity securities, available-for-sale | | 9 | | 3 | | 2 |
| Mortgage loans on real estate | | 183 | | 176 | | 165 |
| Policy loans | | 4 | | 5 | | 5 |
| Other | | 58 | | 34 | | 19 |
| Gross investment income | | 1,375 | | 1,423 | | 1,360 |
| Less: investment expenses | | 61 | | 60 | | 54 |
| Net investment income | $ | 1,314 | $ | 1,363 | $ | 1,306 |

As of December 31, 2017 and 2016, the Company had $4 and $6, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Statements of Operations.

*Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2017** | | **2016** | | **2015** |
| Fixed maturities, available-for-sale, including securities pledged | $ | 12 | $ | 10 | $ | (38) |
| Fixed maturities, at fair value option | | (150) | | (137) | | (98) |
| Derivatives | | (1,279) | | (1,076) | | (87) |
| Embedded derivatives - fixed maturities | | (5) | | (6) | | (5) |
| Guaranteed benefit derivatives | | 203 | | 324 | | 96 |
| Other investments | | (5) | | — | | — |
| Net realized capital gains (losses) | $ | (1,224) | $ | (885) | $ | (132) |
| After-tax net realized capital gains (losses) | $ | (796) | $ | (575) | $ | (86) |

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax, were as follows for the periods indicated:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | **2017** | | **2016** | | **2015** |
| Proceeds on sales | $ | 3,265 | $ | 3,021 | $ | 1,700 |
| Gross gains | | 54 | | 75 | | 25 |
| Gross losses | | 17 | | 64 | | 36 |

3.      **Derivative Financial Instruments**

The Company enters into the following types of derivatives:

*Interest rate swaps and floors*: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities.  Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount.  These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company uses interest rate floor contracts to hedge interest rate exposure if rates decrease below a specified level.  The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Foreign exchange swaps*: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets.  Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Credit default swaps*: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own.  Payments are made to or received from the counterparty at specified intervals.  In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract.  Credit default swaps are also used to hedge credit exposure associated with certain variable annuity guarantees.  The Company utilizes these contracts in non-qualifying hedging relationships.

*Total return swaps*: The Company uses total return swaps as a hedge against a decrease in variable annuity account values, which are invested in certain indices. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of assets or a market index and the LIBOR rate, calculated by reference to an agreed upon notional principal amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilizes these contracts in non-qualifying hedging relationships.

*Currency forwards*: The Company used currency forward contracts to hedge policyholder liabilities associated with the variable annuity contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_Futures_: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may correlate to a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts.

_Swaptions_: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

_Options_: The Company uses options to manage the equity, interest rate and equity volatility risk of the economic liabilities associated with certain variable annuity minimum guaranteed benefits and/or to mitigate certain rebalancing costs resulting from increased volatility. The Company also uses equity options to hedge against an increase in various equity indices, and interest rate options to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

_Variance swaps_: The Company uses variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits and/or to mitigate certain rebalancing costs resulting from increased volatility. An increase in the equity volatility results in higher valuations of such liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

_Embedded derivatives_: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rule changes related to the variation margin payments, effective the first quarter of 2017, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

| | December 31, 2017 | | | December 31, 2016 | | |
|---|---|---|---|---|---|---|
| | Notional Amount | Asset Fair Value | Liability Fair Value | Notional Amount | Asset Fair Value | Liability Fair Value |
| **Derivatives: Qualifying for hedge accounting**[1] | | | | | | |
| Cash flow hedges: | | | | | | |
| Interest rate contracts | $ 18 | $ — | $ — | $ 18 | $ — | $ — |
| Foreign exchange contracts | 227 | — | 23 | 162 | 13 | 4 |
| **Derivatives: Non-qualifying for hedge accounting**[1] | | | | | | |
| Interest rate contracts | 28,412 | 470 | 89 | 38,840 | 531 | 113 |
| Foreign exchange contracts | 18 | — | — | 1,222 | 33 | 13 |
| Equity contracts | 34,637 | 1,043 | 664 | 28,043 | 399 | 50 |
| Credit contracts | 438 | 1 | 7 | 204 | 3 | — |
| **Embedded derivatives:** | | | | | | |
| Within fixed maturity investments | N/A | 11 | — | N/A | 16 | — |
| Within products | N/A | — | 3,400 | N/A | — | 3,499 |
| Within reinsurance agreements | N/A | 12 | 381 | N/A | (6) | 145 |
| Total | | $ 1,537 | $ 4,564 | | $ 989 | $ 3,824 |

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value.

N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2017 and 2016. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

| | December 31, 2017 | | |
| --- | --- | --- | --- |
| | **Notional Amount** | **Asset Fair Value** | **Liability Fair Value** |
| Credit contracts | $ 438 | $ 1 | $ 7 |
| Equity contracts | 28,131 | 1,023 | 662 |
| Foreign exchange contracts | 245 | — | 23 |
| Interest rate contracts | 27,025 | 471 | 88 |
| | | 1,495 | 780 |
| Counterparty netting[1] | | (776) | (776) |
| Cash collateral netting[1] | | (676) | (4) |
| Securities collateral netting[1] | | (31) | — |
| Net receivables/payables | | $ 12 | $ — |

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

| | December 31, 2016 | | |
| --- | --- | --- | --- |
| | **Notional Amount** | **Asset Fair Value** | **Liability Fair Value** |
| Credit contracts | $ 204 | $ 3 | $ — |
| Equity contracts | 21,545 | 377 | 50 |
| Foreign exchange contracts | 1,384 | 46 | 17 |
| Interest rate contracts | 35,454 | 530 | 113 |
| | | 956 | 180 |
| Counterparty netting[1] | | (162) | (162) |
| Cash collateral netting[1] | | (685) | (15) |
| Securities collateral netting[1] | | (52) | — |
| Net receivables/payables | | $ 57 | $ 3 |

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

*Collateral*

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. As of December 31, 2017, the Company held $666 and $22 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2016, the Company held $655 and $23 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2017, the Company delivered $477 of securities and held $34 of securities as collateral. As of December 31, 2016, the Company delivered $477 of securities and held $52 of securities as collateral.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

| | **Year Ended December 31,** | | |
| --- | --- | --- | --- |
| | **2017** | **2016** | **2015** |
| **Derivatives: Qualifying for hedge accounting**[1] | | | |
| Cash flow hedges: | | | |
| Interest rate contracts | $ — | $ — | $ — |
| Foreign exchange contracts | 11 | 1 | 1 |
| Fair value hedges: | | | |
| Interest rate contracts | — | (2) | (4) |
| **Derivatives: Non-qualifying for hedge accounting**[2] | | | |
| Interest rate contracts | 124 | (7) | 135 |
| Foreign exchange contracts | (38) | 91 | 57 |
| Equity contracts | (1,376) | (1,145) | (277) |
| Credit contracts | — | (14) | 1 |
| **Embedded derivatives:** | | | |
| Within fixed maturity investments[2] | (5) | (6) | (5) |
| Within products[2] | 203 | 324 | 95 |
| Within reinsurance agreements[3] | (218) | (125) | 176 |
| Total | $ (1,299) | $ (883) | $ 179 |

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Statements of Operations. For the years ended December 31, 2017, 2016 and 2015, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

*Credit Default Swaps*

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2017, the fair values of credit default swaps of $1 and $7 were included in Derivatives assets and Derivatives liabilities, respectively, on the Balance Sheets. As of December 31, 2016, the fair value of credit default swaps of $3 was included in Derivatives assets on the Balance Sheets. As of December 31, 2017, the maximum potential future exposure to the Company was $127 in credit default swap protection sold. As of December 31, 2016, the maximum potential future exposure to the Company was $194 in credit default swap protection sold. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### 4. Fair Value Measurements

*Fair Value Measurement*

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 857 | $ 9 | $ — | $ 866 |
| U.S. Government agencies and authorities | — | 35 | — | 35 |
| State, municipalities and political subdivisions | — | 587 | — | 587 |
| U.S. corporate public securities | — | 9,892 | 22 | 9,914 |
| U.S. corporate private securities | — | 2,591 | 513 | 3,104 |
| Foreign corporate public securities and foreign governments[1] | — | 2,751 | — | 2,751 |
| Foreign corporate private securities[1] | — | 2,599 | 84 | 2,683 |
| Residential mortgage-backed securities | — | 1,679 | 32 | 1,711 |
| Commercial mortgage-backed securities | — | 980 | 10 | 990 |
| Other asset-backed securities | — | 468 | 47 | 515 |
| Total fixed maturities, including securities pledged | 857 | 21,591 | 708 | 23,156 |
| Equity securities, available-for-sale | 12 | — | 13 | 25 |
| Derivatives: | | | | |
| Interest rate contracts | — | 470 | — | 470 |
| Foreign exchange contracts | — | — | — | — |
| Equity contracts | 19 | 918 | 106 | 1,043 |
| Credit contracts | — | 1 | — | 1 |
| Embedded derivative on reinsurance | — | 12 | — | 12 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,054 | 207 | — | 1,261 |
| Assets held in separate accounts | 28,894 | — | — | 28,894 |
| Total assets | $ 30,836 | $ 23,199 | $ 827 | $ 54,862 |
| Percentage of Level to total | 56% | 42% | 2% | 100% |
| **Liabilities:** | | | | |
| Derivatives: | | | | |
| Guaranteed benefit derivatives: | | | | |
| FIA | $ — | $ — | $ 2,242 | $ 2,242 |
| GMWBL / GMWB / GMAB[2] | — | — | 1,158 | 1,158 |
| Other derivatives: | | | | |
| Interest rate contracts | — | 89 | — | 89 |
| Foreign exchange contracts | — | 23 | — | 23 |
| Equity contracts | 2 | 651 | 11 | 664 |
| Credit contracts | — | 7 | — | 7 |
| Embedded derivative on reinsurance | — | 381 | — | 381 |
| Total liabilities | $ 2 | $ 1,151 | $ 3,411 | $ 4,564 |

[1] Primarily U.S. dollar denominated.

[2] Guaranteed minimum withdrawal benefits with life payouts ("GMWBL"), Guaranteed minimum withdrawal benefits ("GMWB") and Guaranteed minimum accumulation benefits ("GMAB").

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 974 | $ 9 | $ — | $ 983 |
| U.S. Government agencies and authorities | — | 33 | — | 33 |
| State, municipalities and political subdivisions | — | 497 | — | 497 |
| U.S. corporate public securities | — | 10,435 | 10 | 10,445 |
| U.S. corporate private securities | — | 2,364 | 414 | 2,778 |
| Foreign corporate public securities and foreign governments[1] | — | 2,688 | — | 2,688 |
| Foreign corporate private securities[1] | — | 2,672 | 144 | 2,816 |
| Residential mortgage-backed securities | — | 1,728 | 22 | 1,750 |
| Commercial mortgage-backed securities | — | 949 | 8 | 957 |
| Other asset-backed securities | — | 292 | 31 | 323 |
| Total fixed maturities, including securities pledged | 974 | 21,667 | 629 | 23,270 |
| Equity securities, available-for-sale | 12 | — | 7 | 19 |
| Derivatives: | | | | |
| Interest rate contracts | — | 531 | — | 531 |
| Foreign exchange contracts | — | 46 | — | 46 |
| Equity contracts | 22 | 343 | 34 | 399 |
| Credit contracts | — | 3 | — | 3 |
| Embedded derivative on reinsurance | — | (6) | — | (6) |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,311 | 65 | 5 | 1,381 |
| Assets held in separate accounts | 30,934 | — | — | 30,934 |
| Total assets | $ 33,253 | $ 22,649 | $ 675 | $ 56,577 |
| Percentage of Level to total | 59% | 40% | 1% | 100% |
| Liabilities: | | | | |
| Derivatives: | | | | |
| Guaranteed benefit derivatives: | | | | |
| FIA | $ — | $ — | $ 1,987 | $ 1,987 |
| GMWBL / GMWB / GMAB | — | — | 1,512 | 1,512 |
| Other derivatives: | | | | |
| Interest rate contracts | 1 | 112 | — | 113 |
| Foreign exchange contracts | — | 17 | — | 17 |
| Equity contracts | 1 | 49 | — | 50 |
| Credit contracts | — | — | — | — |
| Embedded derivative on reinsurance | — | 145 | — | 145 |
| Total liabilities | $ 2 | $ 323 | $ 3,499 | $ 3,824 |

[1] Primarily U.S. dollar denominated

*Valuation of Financial Assets and Liabilities at Fair Value*

Certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

*Fixed maturities*: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> *U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> *U.S. government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> *U.S. corporate public securities, Foreign corporate public securities and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> *U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> *RMBS, CMBS and ABS:* Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2017, $0.5 billion and $17.2 billion of a total fair value of $23.2 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2016, $0.5 billion and $17.6 billion of a total fair value of $23.3 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

_Equity securities, available-for-sale_: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

_Derivatives_: Derivatives are carried at fair value which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

_Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement_: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

_Assets held in separate accounts_: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

_Guaranteed benefit derivatives_: The Company records reserves for annuity contracts containing GMWBL, GMWB and GMAB riders. The guarantee is an embedded derivative and is required to be accounted for separately from the host variable annuity

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The indexed-crediting feature in the Company's FIA contracts is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The discount rate used to determine the fair value of the Company's GMWBL, GMWB, GMAB and FIA embedded derivative liabilities includes an adjustment to reflect nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

*Embedded derivative on reinsurance*: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

*Transfers in and out of Level 1 and 2*

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2017 and 2016. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

*Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

# Voya Insurance and Annuity Company
## (A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
### Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers into Level 3 [3] | Transfers out of Level 3 [3] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings [4] |
| | | Net Income | OCI | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fixed maturities, including securities pledged:** | | | | | | | | | | | |
| U.S. corporate public securities | $ 10 | $ — | $ 1 | $ 15 | $ — | $ (10) | $ — | $ 6 | $ — | $ 22 | $ — |
| U.S. corporate private securities | 414 | — | 9 | 71 | — | (1) | (17) | 48 | (11) | 513 | — |
| Foreign corporate public securities and foreign governments [1] | — | — | — | — | — | — | — | — | — | — | — |
| Foreign corporate private securities [1] | 144 | (10) | (21) | 13 | — | (1) | (20) | — | (21) | 84 | (10) |
| Residential mortgage-backed securities | 22 | (3) | — | 14 | — | — | (1) | — | — | 32 | (3) |
| Commercial mortgage-backed securities | 8 | — | — | 10 | — | — | — | — | (8) | 10 | — |
| Other asset-backed securities | 31 | — | — | 38 | — | — | (2) | 1 | (21) | 47 | — |
| Total fixed maturities, including securities pledged | 629 | (13) | (11) | 161 | — | (12) | (40) | 55 | (61) | 708 | (13) |
| Equity securities, available-for-sale | 7 | — | 1 | 5 | — | — | — | — | — | 13 | — |
| **Derivatives:** | | | | | | | | | | | |
| Guaranteed benefit derivatives: | | | | | | | | | | | |
| FIA [2] | (1,987) | (297) | — | — | (153) | — | 195 | — | — | (2,242) | — |
| GMWBL/GMWB/GMAB [2] | (1,512) | 500 | — | — | (146) | — | — | — | — | (1,158) | — |
| Other derivatives, net | 34 | 133 | — | 41 | — | — | (117) | 4 | — | 95 | 57 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 5 | — | — | — | — | (5) | — | — | — | — | — |

Year Ended December 31, 2017

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers into Level 3[3] | Transfers out of Level 3[3] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Net Income | OCI | | | | | | | | |
| **Fixed maturities, including securities pledged:** | | | | | | | | | | | |
| U.S. corporate public securities | $ 1 | $ — | $ — | $ — | $ — | $ (1) | $ — | $ 10 | $ — | $ 10 | $ — |
| U.S. corporate private securities | 327 | — | 4 | 131 | — | (14) | (46) | 19 | (7) | 414 | — |
| Foreign corporate public securities and foreign governments[1] | 1 | (1) | — | — | — | — | — | — | — | — | (1) |
| Foreign corporate private securities[1] | 145 | (1) | 8 | — | — | — | (26) | 21 | (3) | 144 | (1) |
| Residential mortgage-backed securities | 29 | (3) | — | — | — | (3) | (1) | — | — | 22 | (3) |
| Commercial mortgage-backed securities | 12 | — | — | — | — | — | (4) | — | — | 8 | — |
| Other asset-backed securities | 11 | — | — | 14 | — | — | (3) | 9 | — | 31 | — |
| Total fixed maturities, including securities pledged | 526 | (5) | 12 | 145 | — | (18) | (80) | 59 | (10) | 629 | (5) |
| Equity securities, available-for-sale | 7 | — | — | — | — | — | — | — | — | 7 | — |
| **Derivatives:** | | | | | | | | | | | |
| Guaranteed benefit derivatives: | | | | | | | | | | | |
| FIA[2] | (1,779) | (160) | — | — | (237) | — | 189 | — | — | (1,987) | — |
| GMWBL/GMWB/GMAB[2] | (1,849) | 484 | — | — | (148) | — | 1 | — | — | (1,512) | — |
| Other derivatives, net | 6 | 4 | — | 27 | — | — | (3) | — | — | 34 | 29 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | — | — | — | 5 | — | — | — | — | — | 5 | — |

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

For the years ended December 31, 2017 and 2016, the transfers in and out of Level 3 for fixed maturities and other derivatives were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

*Significant Unobservable Inputs*

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

The significant unobservable inputs used in the fair value measurements of GMWBLs, GMWBs and GMABs include long-term equity and interest rate implied volatility, correlations between the rate of return on policyholder funds and between interest rates and equity returns, nonperformance risk, mortality and policyholder behavior assumptions, such as benefit utilization, lapses and partial withdrawals. Such inputs are monitored quarterly.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals.  Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Equity/Interest Rate Volatility*:  A term-structure model is used to approximate implied volatility for the equity indices and swap rates for GMWBL, GMWB and GMAB fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Correlations*:  Integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between equity and fixed income fund groups and between equity fund groups and interest rates.  The correlations are based on historical fund returns and swap rates from external sources.

> *Nonperformance Risk:*  For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

> *Actuarial Assumptions*:  Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards.  Industry standards and Company experience may be limited on certain products.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2017:

| Unobservable Input | Range[1] GMWBL/GMWB/GMAB | FIA |
|---|---|---|
| Long-term equity implied volatility | 15% to 25% | — |
| Interest rate implied volatility | 0.1% to 16% | — |
| Correlations between: | | |
|   Equity Funds | -13% to 99% | — |
|   Equity and Fixed Income Funds | -38% to 62% | — |
|   Interest Rates and Equity Funds | -32% to 26% | — |
|   Nonperformance risk | 0.02% to 1.1% | 0.02% to 1.1% |
| Actuarial Assumptions: | | |
|   Benefit Utilization | 70% to 100% [2] | — |
|   Partial Withdrawals | 0% to 3.4% [2] | 0% to 10% |
|   Lapses | 0.1% to 15.3% [3][4] | 0% to 60% [3] |
|   Mortality | — [5] | — [5] |

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those GMWBL policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of policies, approximately 45% are taking systematic withdrawals. The Company assumes that at least 70% of all policies will begin systematic withdrawals either immediately or after a delay period, with 100% utilizing by age 95. The utilization function varies by policyholder age, policy duration and tax status. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWBL and GMWB tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWBL and GMWB benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWBL or GMWB benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2017. Due to the benefit utilization assumption for GMWBL/GMWB, the partial withdrawal assumption only applies to GMAB.

| Attained Age Group | Account Values ($ in billions) In the Money | Out of the Money | Total | Average Expected Delay (Years)** |
|---|---|---|---|---|
| < 60 | $ 1.5 | $ 0.2 | $ 1.7 | 9.0 |
| 60-69 | 4.9 | 0.6 | 5.5 | 3.7 |
| 70+ | 5.8 | 0.6 | 6.4 | 2.4 |
| | $ 12.2 | $ 1.4 | $ 13.6 | 4.4 |

** For population expected to withdraw in future. Excludes policies taking systematic withdraws and policies the Company assumes will never withdraw until age 95.

[3] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.

[4] The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period or at the shock lapse period and to whether they are "in the money" or "out of the money" as of December 31, 2017. Lapse ranges are based on weighted average ranges of underlying account value exposure.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Moneyness | GMWBL/GMWB/GMAB | |
| --- | --- | --- | --- |
| | | Account Value ($ in billions) | Lapse Range |
| **During Surrender Charge Period** | | | |
| | In the Money** | $ 0.2 | 0.1% to 4.8% |
| | Out of the Money | 0.1 | 0.6% to 5.2% |
| **Shock Lapse Period** | | | |
| | In the Money** | $ 1.5 | 1.7% to 13.9% |
| | Out of the Money | 0.2 | 13.9% to 15.3% |
| **After Surrender Charge Period** | | | |
| | In the Money** | $ 10.5 | 0.9% to 6.4% |
| | Out of the Money | 1.6 | 6.4% to 7.1% |

**The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

[5] The mortality rate is based on the 2012 Individual Annuity Mortality Basic table with mortality improvements.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2016:

| Unobservable Input | Range[1] | |
| --- | --- | --- |
| | GMWBL/GMWB/GMAB | FIA |
| Long-term equity implied volatility | 15% to 25% | — |
| Interest rate implied volatility | 0.1% to 18% | — |
| Correlations between: | | |
|   Equity Funds | -13% to 99% | — |
|   Equity and Fixed Income Funds | -38% to 62% | — |
|   Interest Rates and Equity Funds | -32% to 26% | — |
|   Nonperformance risk | 0.25% to 1.6% | 0.25% to 1.6% |
| Actuarial Assumptions: | | |
|   Benefit Utilization | 85% to 100% [2] | — |
|   Partial Withdrawals | 0% to 3.4% [2] | 0% to 10% |
|   Lapses | 0.12% to 12.4% [3][4] | 0% to 60% [3] |
|   Mortality | — [5] | — [5] |

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those GMWBL policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of policies, approximately 40% are taking systematic withdrawals. The Company assumes that at least 85% of all policies will begin systematic withdrawals either immediately or after a delay period, with 100% utilizing by age 100. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWBL and GMWB tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWBL and GMWB benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWBL or GMWB benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2016. Due to the benefit utilization assumption for GMWBL/ GMWB, the partial withdrawal assumption only applies to GMAB.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Account Values ($ in billions) | | | | | | Average Expected Delay (Years)* |
|---|---|---|---|---|---|---|---|
| **Attained Age Group** | **In the Money** | | **Out of the Money** | | **Total** | | |
| < 60 | $ | 1.8 | $ | — * | $ | 1.8 | 9.9 |
| 60-69 | | 5.6 | | 0.1 | | 5.7 | 4.9 |
| 70+ | | 5.7 | | 0.1 | | 5.8 | 3.0 |
| | $ | 13.1 | $ | 0.2 | $ | 13.3 | 5.5 |

*Less than $0.1

** For population expected to withdraw in future. Excludes policies taking systematic withdrawals and policies the Company assumes will never withdraw until age 100.

[3] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.

[4] The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period or at the shock lapse period and to whether they are "in the money" or "out of the money" as of December 31, 2016. Lapse ranges are based on weighted average ranges of underlying account value exposure.

| | | GMWBL/GMWB/GMAB | | |
|---|---|---|---|---|
| | **Moneyness** | **Account Value ($ in billions)** | | **Lapse Range** |
| **During Surrender Charge Period** | | | | |
| | In the Money** | $ | 2.0 | 0.1% to 4.6% |
| | Out of the Money | | — * | 0.6% to 4.8% |
| **Shock Lapse Period** | | | | |
| | In the Money** | $ | 2.7 | 2.4% to 11.8% |
| | Out of the Money | | — * | 11.8% to 12.4% |
| **After Surrender Charge Period** | | | | |
| | In the Money** | $ | 8.5 | 1.4% to 6.8% |
| | Out of the Money | | 0.6 | 6.8% to 7.1% |

*Less than $0.1

** The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

[5] The mortality rate is based on the 2012 Individual Annuity Mortality Basic table with mortality improvements.

Generally, the following will cause an increase (decrease) in the GMWBL, GMWB and GMAB embedded derivative fair value liabilities:

- An increase (decrease) in long-term equity implied volatility
- An increase (decrease) in interest rate implied volatility
- An increase (decrease) in equity-interest rate correlations
- A decrease (increase) in nonperformance risk
- A decrease (increase) in mortality
- An increase (decrease) in benefit utilization
- A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company notes the following interrelationships:

- Higher long-term equity implied volatility is often correlated with lower equity returns, which will result in higher in-the-moneyness, which in turn, results in lower lapses due to the dynamic lapse component reducing the lapses. This increases the projected number of policies that are available to use the GMWBL benefit and may also increase the fair value of the GMWBL.
- Generally, an increase (decrease) in benefit utilization will decrease (increase) lapses for GMWBL and GMWB.

*Other Financial Instruments*

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

| | December 31, 2017 | | December 31, 2016 | |
| --- | --- | --- | --- | --- |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| **Assets:** | | | | |
| Fixed maturities, including securities pledged | $ 23,156 | $ 23,156 | $ 23,270 | $ 23,270 |
| Equity securities, available-for-sale | 25 | 25 | 19 | 19 |
| Mortgage loans on real estate | 4,378 | 4,382 | 3,882 | 3,940 |
| Policy loans | 68 | 68 | 75 | 75 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,261 | 1,261 | 1,381 | 1,381 |
| Derivatives | 1,514 | 1,514 | 979 | 979 |
| Other investments | 34 | 34 | 19 | 19 |
| Deposits from affiliates | — | — | 158 | 158 |
| Embedded derivative on reinsurance | 12 | 12 | (6) | (6) |
| Assets held in separate accounts | 28,894 | 28,894 | 30,934 | 30,934 |
| **Liabilities:** | | | | |
| Investment contract liabilities: | | | | |
| Deferred annuities[(1)] | 19,272 | 18,901 | 19,443 | 19,193 |
| Funding agreements with fixed maturities | 602 | 601 | 358 | 355 |
| Supplementary contracts, immediate annuities and other | 2,811 | 3,065 | 2,724 | 2,956 |
| Derivatives: | | | | |
| Guaranteed benefit derivatives: | | | | |
| FIA | 2,242 | 2,242 | 1,987 | 1,987 |
| GMWBL/GMWB/GMAB | 1,158 | 1,158 | 1,512 | 1,512 |
| Other derivatives | 783 | 783 | 180 | 180 |
| Long-term debt | 435 | 558 | 435 | 543 |
| Embedded derivative on reinsurance | 381 | 381 | 145 | 145 |

[(1)] Certain amounts included in Deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets:

*Mortgage loans on real estate*:  The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.  Mortgage loans on real estate are classified as Level 3.

*Policy loans*:  The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

*Other investments*: FHLB stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value and is classified as Level 2.

*Deposits from affiliates*:  Fair value is estimated based on the fair value of the liabilities for the underlying contracts. Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, that are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

*Investment contract liabilities*:

   *Deferred annuities*:  Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk.  The valuation is consistent with current market parameters .  Margins for non-financial risks associated with the contract liabilities are also included.  These liabilities are classified as Level 3.

   *Funding agreements with fixed maturities*:  Fair value is estimated by discounting cash flows at rates that are risk-free rates plus an adjustment for nonperformance risk.  These liabilities are classified as Level 2.

   *Supplementary contracts and immediate annuities:*  Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk.  The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

*Long-term debt*: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows.  Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses).  In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

### 5.  Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

| | DAC | VOBA | Total |
|---|---:|---:|---:|
| Balance at January 1, 2015 | $ 2,213 | $ 39 | $ 2,252 |
| Deferrals of commissions and expenses | 115 | — | 115 |
| Amortization: | | | |
| Amortization, excluding unlocking | (325) | (7) | (332) |
| Unlocking [1] | (363) | (11) | (374) |
| Interest accrued | 36 | 3 [2] | 39 |
| Net amortization included in the Statements of Operations | (652) | (15) | (667) |
| Change in unrealized capital gains/losses on available-for-sale securities | 425 | 20 | 445 |
| Balance as of December 31, 2015 | 2,101 | 44 | 2,145 |
| Deferrals of commissions and expenses | 123 | — | 123 |
| Amortization: | | | |
| Amortization, excluding unlocking | (474) | (7) | (481) |
| Unlocking [1] | 27 | (2) | 25 |
| Interest accrued | 31 | 2 [2] | 33 |
| Net amortization included in the Statements of Operations | (416) | (7) | (423) |
| Change in unrealized capital gains/losses on available-for-sale securities | (122) | (7) | (129) |
| Balance as of December 31, 2016 | 1,686 | 30 | 1,716 |
| Deferrals of commissions and expenses | 93 | — | 93 |
| Amortization: | | | |
| Amortization, excluding unlocking | (263) | (9) | (272) |
| Unlocking [1] | (12) | (2) | (14) |
| Interest accrued | 56 | 2 [2] | 58 |
| Net amortization included in the Statements of Operations | (219) | (9) | (228) |
| Change in unrealized capital gains/losses on available-for-sale securities | (146) | (9) | (155) |
| Balance as of December 31, 2017 | $ 1,414 | $ 12 | $ 1,426 |

[1] There was no loss recognition for DAC and VOBA during 2017. There was loss recognition for DAC and VOBA of $137 and $1, respectively, during 2016, and loss recognition for DAC and VOBA of $276 and $1, respectively, during 2015.

[2] Interest accrued at the following rates for VOBA: 1.9% to 5.8% during 2017, 3.8% to 5.8% during 2016 and 2.2% to 5.8% during 2015.

The estimated amount of VOBA amortization expense, net of interest, for the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

| Year | Amount |
|---|---:|
| 2018 | 6 |
| 2019 | 6 |
| 2020 | 6 |
| 2021 | 5 |
| 2022 | 4 |

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

### 6.        Sales Inducements

During the years ended December 31, 2017, 2016 and 2015, the Company capitalized $24, $29 and $22, respectively, of Sales inducements to contract owners. During the years ended December 31, 2017, 2016 and 2015, the Company amortized $73, $126 and $110, respectively, of Sales inducements to contract owners. There was no loss recognition included for year ended December 31, 2017, and loss recognition of  $32 and $65 was included for the years ended December 31, 2016, and 2015 respectively. The unamortized balance of capitalized Sales inducements to contract owners was $241 and $313 as of December 31, 2017 and 2016, respectively.

### 7.        Guaranteed Benefit Features

While the Company stopped actively writing new retail variable annuity products with substantial guarantee features in early 2010, its currently-sold retail variable annuity contracts with separate account options guarantee the contract owner a return of no less than (i) total deposits made to the contract less any partial withdrawals, (ii) total deposits made to the contract less any partial withdrawals plus a minimum return, or (iii) the highest contract value on a specified date minus any withdrawals. These guarantees include benefits that are payable in the event of death, annuitization or at specified dates.

The Company also has certain indexed annuity products which contain guaranteed withdrawal benefit provisions. This provision guarantees an annual withdrawal amount for life that is calculated as a percentage of the benefit base, which equals premium paid at the time of product issue, and can increase by a rollup percentage (mainly 7%, 6% or a percentage linked to index credits earned, depending on versions of the benefit) or annual ratchet. The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on whether the benefit is for a single life or joint lives.

The Company's major source of income from guaranteed benefit features is the base contract mortality, expense, and guaranteed death and living benefit rider fees charged to the contract owner, less the costs of administering the product and providing for the guaranteed death and living benefits.

The Company's closed block of variable annuity contracts offer one or more of the following guaranteed death and living benefits:

_Guaranteed Minimum Death Benefits (GMDB)_

- _Standard_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the premiums paid by the customer, adjusted for withdrawals.

- _Ratchet_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Standard or (2) the maximum policy anniversary (or quarterly) value of the variable annuity, adjusted for withdrawals.

- _Rollup_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the aggregate premiums paid by the contract owner, with interest at the contractual rate per annum, adjusted for withdrawals. The Rollup may be subject to a maximum cap on the total benefit.

- _Combo_: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Ratchet or (2) Rollup.

_Guaranteed Minimum Living Benefits_

_Guaranteed Minimum Income Benefit (GMIB):_ Guarantees a minimum income payout, exercisable only on a contract anniversary on or after a specified date, in most cases 10 years after purchase of the GMIB rider. The income payout is determined based on contractually established annuity factors multiplied by the benefit base. The benefit base equals the premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7% or 6% depending on the version of the benefit) and ratchet frequency subject to maximum caps which vary by product version (200%, 250% or 300% of initial premium).

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit for Life (GMWB/GMWBL):_ Guarantees an annual withdrawal amount for a specified period of time (GMWB) or life (GMWBL) that is calculated as a percentage of the benefit base that equals premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7%, 6% or 0%, depending on versions of the benefit) and ratchet frequency (primarily annually or quarterly, depending on versions). The rollup ceases 10 years after purchase of the rider, or in the year when withdrawals occur. The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on versions of the benefit. A joint life-time withdrawal benefit option was available to include coverage for spouses. Most versions of the withdrawal benefit included reset and/or step-up features that may increase the guaranteed withdrawal amount in certain conditions. Earlier versions of the withdrawal benefit guarantee that annual withdrawals of up to 7.0% of eligible premiums may be made until eligible premiums previously paid by the contract owner are returned, regardless of account value performance. Asset allocation requirements apply at all times where withdrawals are guaranteed for life.

_Guaranteed Minimum Accumulation Benefit (GMAB):_ Guarantees that the account value will be at least 100% of the eligible premiums paid by the customer after 10 years, adjusted for withdrawals. The Company offered an alternative design that guaranteed the account value to be at least 200% of the eligible premiums paid by contract owners after 20 years.

The following assumptions and methodology were used to determine the guaranteed reserves for closed block of variable annuity contracts as of December 31, 2017 and 2016:

| Area | Assumptions/Basis for Assumptions |
| --- | --- |
| Data used | Based on 1,000 investment performance scenarios. |
| Mean investment performance | GMDB: The overall blended mean is 7.8% based on a single fund group for 2017 and 2016.<br>GMIB 2017: The overall blended mean is 8.1% based on a single fund group.<br>GMIB 2016: The overall blended mean is 7.8% based on a single fund group.<br><br>GMWBL/ GMWB / GMAB:  Zero rate curve. |
| Volatility | GMDB:  13.0% for 2017 and 14.2% for 2016.<br><br>GMIB:  14.3% for 2017 and 14.2% for 2016.<br><br>GMWBL / GMWB / GMAB:  Implied volatilities through the first 5 years and then a blend of implied and historical thereafter. |
| Mortality | Depending on the type of benefit and gender, the Company uses the 2012 Individual Annuity Mortality Basic table with mortality improvement, further adjusted for company experience. |
| Lapse rates | Vary by benefit type, share class, time remaining in the surrender charge period and in-the-moneyness. |
| Discount rates | GMDB / GMIB:  5.5% for 2017 and 2016.<br><br>GMWBL / GMWB / GMAB:  Zero rate curve plus adjustment for nonperformance risk. |

Variable annuity contracts containing guaranteed minimum death and living benefits expose the Company to market risk. For example, with a decline in the equity markets, the Company has exposure to increasing claims due to the guaranteed minimum benefits.  On the other hand, with an increase in the equity markets, the Company's exposure to risks associated with the guaranteed minimum benefits generally decreases. In order to mitigate the risk associated with guaranteed death and living benefits, the Company enters into reinsurance agreements and derivative positions on various public market indices chosen to closely replicate contract owner variable fund returns.

The calculation of the GMDB, GMIB, GMAB, GMWB, and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed living benefit feature.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The liabilities for variable annuity contracts containing guaranteed minimum death and living benefits are recorded in separate account liabilities as follows as of December 31, 2017 and 2016. The separate account liabilities may include more than one type of guarantee. These liabilities are subject to the requirements for additional reserve liabilities under ASC Topic 944, which are recorded on the Balance Sheets in Future policy benefits and contract owner account balances. The paid and incurred amounts were as follows for the years ended December 31, 2017, 2016 and 2015:

| | GMDB[1] | | GMWBL[3] /GMWB/GMAB | | GMIB[2] | |
|---|---|---|---|---|---|---|
| Separate account liability at December 31, 2017 | $ | 28,701 | $ | 14,112 | $ | 7,247 |
| | | | | | | |
| Separate account liability at December 31, 2016 | $ | 30,839 | $ | 13,845 | $ | 9,807 |
| | | | | | | |
| Additional liability balance: | | | | | | |
| Balance at January 1, 2015 | $ | 374 | $ | 1,078 | $ | — |
| Incurred guaranteed benefits | | 231 | | 198 | | — |
| Paid guaranteed benefits | | (88) | | (1) | | — |
| Balance at December 31, 2015 | | 517 | | 1,275 | | — |
| Incurred guaranteed benefits | | 128 | | (360) | | — |
| Paid guaranteed benefits | | (135) | | (1) | | — |
| Balance at December 31, 2016 | | 510 | | 915 | | — |
| Incurred guaranteed benefits | | (15) | | (188) | | — |
| Paid guaranteed benefits | | (107) | | — | | — |
| Balance at December 31, 2017 | $ | 388 | $ | 727 | $ | — |

[1]The additional liability balances as of December 31, 2017, 2016, 2015 and as of January 1, 2015 are presented net of reinsurance of $22, $29, $33 and $31, respectively.

[2]The additional liability balances as of December 31, 2017, 2016, 2015 and as of January 1, 2015 are presented net of reinsurance of $632 million, $1.3 billion, $1.4 billion and $1.1 billion, respectively.

[3]The additional liability balances as of December 31, 2017, 2016, 2015 and as of January 1, 2015 are presented net of reinsurance of $432, $598, $574 and $486, respectively.

The Company also calculates additional liabilities for FIA contracts with guaranteed withdrawal benefits. The additional liability represents the expected value of these benefits in excess of the projected account balance, and is accreted based on assessments over the accumulation period of the contract. The additional liability for FIA guaranteed withdrawal benefits was $157 and $147, as of December 31, 2017 and 2016, respectively. The additional liability is recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

The net amount at risk for the GMDB, GMAB and GMWB benefits is equal to the guaranteed value of these benefits in excess of the account values.

The net amount at risk for the GMIB and GMWBL benefits is equal to the excess of the present value of the minimum guaranteed annuity payments available to the contract owner over the current account value.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The separate account values, net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of the dates indicated.

| | In the Event of Death | At Annuitization, Maturity, or Withdrawal | | |
| | GMDB | GMAB/GMWB | GMIB | GMWBL |
|---|---|---|---|---|
| **December 31, 2017** | | | | |
| Separate account value | $ 28,701 | $ 525 | $ 7,247 | $ 13,587 |
| Net amount at risk, net of reinsurance | $ 3,929 | $ 11 | $ — | $ — |
| Weighted average attained age | 71 | 74 | 0 | 0 |
| | | | | |
| **December 31, 2016** | | | | |
| Separate account value | $ 30,839 | $ 534 | $ 9,807 | $ 13,311 |
| Net amount at risk, net of reinsurance | $ 5,504 | $ 14 | $ — | $ — |
| Weighted average attained age | 71 | 73 | 0 | 0 |

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2017 and 2016 was $28.7 billion and $30.8 billion, respectively.

## 8. Reinsurance

The Company has reinsurance treaties with 14 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its life and annuity contracts. The Company, as cedant, also has reinsurance treaties with three affiliates, SLD, SLDI and RRII, related to funding agreements, fixed annuities, variable annuities and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, ReliaStar Life Insurance Company ("RLI") related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. Furthermore, the Company has an agreement with SLD which is accounted for using the deposit method. For additional information regarding these transactions with affiliates, see the *Related Party Transactions* Note for further detail. In connection with the Transaction, the Company will recapture the variable annuity business from RRII. See the *Business, Basis of Presentation and Significant Accounting Policies* Note for additional information regarding the Transaction.

Deposits, premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

| | December 31, | |
|---|---|---|
| | **2017** | **2016** |
| Reserves ceded and claims recoverable [1] | $ 6,098 | $ 6,805 |
| Deposits [1] | — | 158 |
| Funds withheld by ceding companies [1] | 443 | 431 |
| Premiums receivable, net | 20 | 23 |
| Total | $ 6,561 | $ 7,417 |

[1] Includes amounts with affiliates - refer to the *Related Party Transactions* Note for further detail.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

| | December 31, | | |
|---|---|---|---|
| | **2017** | **2016** | **2015** |
| **Premiums:** | | | |
| Direct premiums | $ 202 | $ 732 | $ 483 |
| Reinsurance assumed [1] | 422 | 436 | 428 |
| Reinsurance ceded [1] | (148) | (672) | (405) |
| Net premiums | $ 476 | $ 496 | $ 506 |

[1] Includes amounts with affiliates - refer to the *Related Party Transactions* Note for further detail.

## 9. Capital Contributions, Dividends and Statutory Information

Iowa insurance law imposes restrictions on an Iowa insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Iowa Insurance Commission.

Under Iowa law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of the Company's earned statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2017, the Company declared an ordinary dividend to its Parent in the amount of $278, which was paid on June 28, 2017. On June 27, 2016, the Company paid an ordinary dividend in the amount of $373 to its Parent.

In May 2017, the Company declared an extraordinary distribution of $250 to its Parent, subject to receipt of Iowa Division approval, and the condition to such regulatory approval was satisfied in July 2017. On July 5, 2017, the Company reduced its cash flow testing reserves supporting CBVA by $250 and on July 5, 2017, paid the $250 extraordinary distribution to its Parent out of the surplus generated by the cash flow testing reserve release. The proceeds of the extraordinary dividend were transferred as a capital contributions to RRII and RRII deposited the proceeds into the Company's funds withheld trust to support living benefit reserves and the Company established a corresponding funds withheld liability.

During the year ended December 31, 2016, the Company did not pay an extraordinary distribution to its Parent.

During the years ended December 31, 2017 and 2016, the Company did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Division. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Division. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Division, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Statutory net income (loss) was $514, $232 and $553, for the years ended December 31, 2017, 2016 and 2015, respectively. Statutory capital and surplus was $1.8 billion and $1.9 billion as of December 31, 2017 and 2016, respectively.

## 10. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated:

| | December 31, | | |
| | 2017 | 2016 | 2015 |
|---|---|---|---|
| Fixed maturities, net of OTTI | $ 1,246 | $ 761 | $ 407 |
| Equity securities, available-for-sale | 5 | 4 | 4 |
| Derivatives | (21) | 10 | 12 |
| DAC/VOBA, Sales inducements and other intangibles adjustments on available-for-sale securities | (562) | (372) | (182) |
| Premium Deficiency Reserve adjustment | (2) | — | — |
| Other | (31) | (36) | (36) |
| Unrealized capital gains (losses), before tax | 635 | 367 | 205 |
| Deferred income tax asset (liability) | (24) | 57 | 113 |
| Unrealized capital gains (losses), after tax | 611 | 424 | 318 |
| Pension and other postretirement benefits liability, net of tax | 1 | 1 | 1 |
| AOCI | $ 612 | $ 425 | $ 319 |

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Statements of Operations, were as follows for the periods indicated:

| | Year Ended December 31, 2017 | | | | | |
|---|---|---|---|---|---|---|
| | Before-Tax Amount | | Income Tax | | After-Tax Amount | |
| Available-for-sale securities: | | | | | | |
| Fixed maturities | $ | 499 | $ | (165) | $ | 334 |
| Equity securities | | 1 | | — | | 1 |
| Other | | 5 | | (2) | | 3 |
| OTTI | | (1) | | — | | (1) |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations | | (12) | | 4 | | (8) |
| DAC/VOBA, Sales inducements and other intangibles | | (191) [1] | | 70 | | (121) |
| Premium Deficiency Reserve adjustment | | (2) | | 1 | | (1) |
| Change in unrealized gains/losses on available-for-sale securities | | 299 | | (92) | | 207 |
| | | | | | | |
| Derivatives: | | | | | | |
| Derivatives | | (31) [2] | | 11 | | (20) |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations | | — | | — | | — |
| Change in unrealized gains/losses on derivatives | | (31) | | 11 | | (20) |
| | | | | | | |
| Pension and other postretirement benefits liability: | | | | | | |
| Amortization of prior service cost recognized in Operating expenses in the Statements of Operations | | — [3] | | — | | — |
| Change in pension and other postretirement benefits liability | | — | | — | | — |
| Change in Other comprehensive income (loss) | $ | 268 | $ | (81) | $ | 187 |

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2016 | | |
| --- | --- | --- | --- |
| | Before-Tax Amount | Income Tax | After-Tax Amount |
| Available-for-sale securities: | | | |
| Fixed maturities | $ 355 | $ (124) | $ 231 |
| Equity securities | — | — | — |
| Other | — | — | — |
| OTTI | 9 | (3) | 6 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations | (10) | 4 | (6) |
| DAC/VOBA, Sales inducements and other intangibles | (190) [1] | 66 | (124) |
| Premium Deficiency Reserve adjustment | — | — | — |
| Change in unrealized gains/losses on available-for-sale securities | 164 | (57) | 107 |
| | | | |
| Derivatives: | | | |
| Derivatives | (2) [2] | 1 | (1) |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations | — | — | — |
| Change in unrealized gains/losses on derivatives | (2) | 1 | (1) |
| | | | |
| Pension and other postretirement benefits liability: | | | |
| Amortization of prior service cost recognized in Operating expenses in the Statements of Operations | — [3] | — | — |
| Change in pension and other postretirement benefits liability | — | — | — |
| Change in Other comprehensive income (loss) | $ 162 | $ (56) | $ 106 |

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2015 | | | | | |
|---|---|---|---|---|---|---|
| | Before-Tax Amount | | Income Tax | | After-Tax Amount | |
| Available-for-sale securities: | | | | | | |
| Fixed maturities | $ | (1,026) | $ | 359 | $ | (667) |
| Equity securities | | — | | — | | — |
| Other | | — | | — | | — |
| OTTI | | 7 | | (2) | | 5 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations | | 37 | | (13) | | 24 |
| DAC/VOBA, Sales inducements and other intangibles | | 533 [1] | | (186) | | 347 |
| Premium Deficiency Reserve adjustment | | — | | — | | — |
| Change in unrealized gains/losses on available-for-sale securities | | (449) | | 158 | | (291) |
| | | | | | | |
| Derivatives: | | | | | | |
| Derivatives | | 4 [2] | | (2) | | 2 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations | | — | | — | | — |
| Change in unrealized gains/losses on derivatives | | 4 | | (2) | | 2 |
| | | | | | | |
| Pension and other postretirement benefits liability: | | | | | | |
| Amortization of prior service cost recognized in Operating expenses in the Statements of Operations | | — [3] | | — | | — |
| Change in pension and other postretirement benefits liability | | — | | — | | — |
| Change in Other comprehensive income (loss) | $ | (445) | $ | 156 | $ | (289) |

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

## 11. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2017 | | 2016 | | 2015 | |
| Current tax expense (benefit): | | | | | | |
| Federal | $ | 344 | $ | 67 | $ | (69) |
| Total current tax expense (benefit) | | 344 | | 67 | | (69) |
| Deferred tax expense (benefit): | | | | | | |
| Federal | | (12) | | 49 | | 15 |
| Total deferred tax expense (benefit) | | (12) | | 49 | | 15 |
| Total income tax expense (benefit) | $ | 332 | $ | 116 | $ | (54) |

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2017** | | **2016** | | **2015** |
| Income (loss) before income taxes | $ | 432 | $ | 135 | $ | (79) |
| Tax rate | | 35.0% | | 35.0% | | 35.0% |
| Income tax expense (benefit) at federal statutory rate | | 151 | | 47 | | (28) |
| Tax effect of: | | | | | | |
| Dividends received deduction | | (50) | | (68) | | (76) |
| Valuation allowance | | 268 | | 136 | | 48 |
| Audit settlements | | — | | (2) | | — |
| Tax credits | | 5 | | 2 | | 2 |
| Non-deductible expense (benefit) | | 1 | | 1 | | — |
| Effect of Tax Reform | | (43) * | | — | | — |
| Income tax expense (benefit) | $ | 332 | $ | 116 | $ | (54) |
| Effective tax rate | | 76.9% | | 85.7% | | 68.2% |

*\* Effect of Tax Reform includes a tax benefit of $400 related to change in valuation allowance.*

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform makes broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) changing how alternative minimum tax credits can be realized; and (4) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allows the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to provisional estimates and additional impacts from Tax Reform must be recorded as they are identified during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. The Company continues to analyze the effects of Tax Reform and will record adjustments and additional impacts from Tax Reform as they are identified during the measurement period as provided for in SAB 118.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Temporary Differences*

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

| | **Year Ended December 31,** | |
| --- | --- | --- |
| | **2017** | **2016** |
| **Deferred tax assets** | | |
| Insurance reserves | $ 466 | $ 768 |
| Investments | 596 | 818 |
| Compensation and benefits | 13 | 23 |
| Other assets | 11 | 22 |
| Total gross assets before valuation allowance | 1,086 | 1,631 |
| Less: Valuation allowance | 601 | 734 |
| Assets, net of valuation allowance | 485 | 897 |
| | | |
| **Deferred tax liabilities** | | |
| Deferred policy acquisition costs | (324) | (663) |
| Net unrealized investment (gains) losses | (240) | (245) |
| Total gross liabilities | (564) | (908) |
| Net deferred income tax asset (liability) | $ (79) | $ (11) |

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2017 and 2016, the Company had total valuation allowances of $601 and $734, respectively. As of December 31, 2017 and 2016, $787 and $920, respectively, of these valuation allowances were allocated to continuing operations, and $(186) as of the end of each period was allocated to Other comprehensive income (loss) related to realized and unrealized capital losses.

For the years ended December 31, 2017, 2016 and 2015, the changes in the valuation allowance were $(133), $136 and $48, respectively, all of which were allocated to continuing operations.

*Tax Sharing Agreement*

The Company had a payable from Voya Financial, Inc. of $145 as of December 31, 2017, and a receivable from Voya Financial Inc. of $4 as of December 31, 2016 for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

## Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods indicated are as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2017** | | **2016** | | **2015** | |
| Balance at beginning of period | $ | 2 | $ | 5 | $ | 5 |
| Additions for tax positions related to prior years | | — | | — | | — |
| Reductions for tax positions related to prior years | | — | | (2) | | — |
| Reductions for settlements with taxing authorities | | — | | (1) | | — |
| Balance at end of period | $ | 2 | $ | 2 | $ | 5 |

The Company had $2 of unrecognized tax benefits as of December 31, 2017 and 2016, and $5 of unrecognized tax benefits as of December 31, 2015, which would affect the Company's effective tax rate if recognized.

## Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and income tax expense on the Balance Sheets and Statement of Operations, respectively. The Company had no accrued interest as of December 31, 2017 and 2016.

## Tax Regulatory Matters

Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2016 will be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 through 2018.

## 12. Benefit Plans

### Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $2 for each of the years ended December 31, 2017, 2016 and 2015 and are included in Operating expenses in the Statements of Operations.

### Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation, subject to IRS limits. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $3 for the each of years ended December 31, 2017, 2016 and 2015 and are included in Operating expenses in the Statements of Operations.

### *Non-Qualified Retirement Plans*

Effective December 31, 2001, the Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

*Obligations and Funded Status*

The following table summarizes the benefit obligations for the SERPs as of December 31, 2017 and 2016:

| | Year Ended December 31, | |
| | 2017 | 2016 |
|---|---:|---:|
| Change in benefit obligation: | | |
| Benefit obligation, January 1 | $ 22 | $ 21 |
| Interest cost | 1 | 1 |
| Benefits paid | (1) | (1) |
| Actuarial (gains) losses on obligation | 2 | 1 |
| Benefit obligation, December 31 | $ 24 | $ 22 |

Amounts recognized on the Balance Sheets were as follows as of December 31, 2017 and 2016:

| | December 31, | |
| | 2017 | 2016 |
|---|---:|---:|
| Accrued benefit cost[1] | $ (24) | $ (22) |

[1]Included in Other liabilities on the Balance Sheets.

*Assumptions*

The discount rate used in the measurement of the December 31, 2017 and 2016, benefit obligation for the SERPs were as follows:

| | 2017 | 2016 |
|---|---:|---:|
| Discount rate | 3.85% | 4.55% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost were as follows:

|  | 2017 | 2016 | 2015 |
|---|---|---|---|
| Discount rate | 4.55% | 4.81% | 4.36% |

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs were as follows for the years ended December 31, 2017, 2016 and 2015:

|  | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
|  | 2017 | | 2016 | | 2015 | |
| Interest cost | $ | 1 | $ | 1 | $ | 1 |
| Net (gain) loss recognition |  | 2 |  | 1 |  | (1) |
| Net periodic (benefit) cost | $ | 3 | $ | 2 | $ | — |

*Cash Flows*

The following table summarizes the expected benefit payments related to the SERPs for the years indicated:

| | | |
|---|---|---|
| 2018 | $ | 1 |
| 2019 | | 1 |
| 2020 | | 1 |
| 2021 | | 1 |
| 2022 | | 1 |
| 2023-2027 | | 7 |

In 2018, the Company is expected to contribute $1 to the SERPs.

***Share Based Compensation Plans***

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2017. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial, Inc. of $14, $12 and $12 for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company recognized tax benefits of $5, $5 and $6 for the years ended December 31, 2017, 2016 and 2015, respectively. Prior to January 1, 2017, excess tax benefits were recognized in Additional paid-in capital and accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital were not recognized until the benefits resulted in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

On a prospective basis from January 1, 2017, all excess tax benefits and tax deficiencies related to share-based compensation are reported in Net income (loss), rather than Additional paid-in capital.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

### Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- A postretirement plan that provides certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefits charges incurred by the Company related to these plans for the years ended December 31, 2017, 2016 and 2015, were immaterial.

### 13.     Commitments and Contingencies

#### Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expired in 2017.

For the years ended December 31, 2017, 2016 and 2015, rent expense for leases was $5, $6 and $5, respectively. All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Service Company as of December 31,2017, which resulted in the company no longer being party to any operating leases.

#### Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2017 the Company had off-balance sheet commitments to acquire mortgage loans of $202 and purchase limited partnerships and private placement investments of $400.

#### Federal Home Loan Bank Funding

The Company is a member of the FHLB of Des Moines and is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2017 and 2016, the Company had $602 and $200, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and contract owner account balances on the Balance Sheets. As of December 31, 2017 and 2016, assets with a market value of $692 and $236, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, at fair value on the Balance Sheets. The Company is in the process of unwinding the non-putable funding agreements in anticipation of the closing of the Transaction.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

### *Restricted Assets*

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreements, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

| | December 31, | |
| | 2017 | 2016 |
| --- | ---: | ---: |
| Fixed maturity collateral pledged to FHLB[1] | $ 692 | $ 236 |
| FHLB restricted stock[2] | 34 | 18 |
| Other fixed maturities-state deposits | 11 | 11 |
| Securities pledged[3] | 861 | 748 |
| Total restricted assets | $ 1,598 | $ 1,013 |

[1] Included in Fixed maturities, available-for-sale, at fair value on the Balance Sheets.
[2] Included in Other investments on the Balance Sheets.
[3] Includes the fair value of loaned securities of $384 and $271 as of December 31, 2017 and 2016, respectively. In addition, as of December 31, 2017 and 2016, the Company delivered securities as collateral of $477 and $477, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Balance Sheets.

### *Litigation, Regulatory Matters and Loss Contingencies*

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies, requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation, and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2017, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

—————————————————————————————————————————————————————————————————————

**14.    Related Party Transactions**

*Operating Agreements*

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with DSL (successor by merger to Directed Services, Inc.), an indirect broker-dealer affiliate, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2017, 2016 and 2015, commissions were incurred in the amounts of $168, $173 and $198, respectively.

- Asset management agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administration and accounting services for the Company's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $57, $57 and $53, respectively. In connection with the closing of the Transaction, VIM or its affiliated advisors will enter into one or more agreements to continue to perform asset management services for the Company.

- Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. Effective April 30, 2017, the Company and DSL terminated a revenue sharing intercompany agreement dated December 22, 2010 with an effective date of January 1, 2010, pursuant to which, DSL paid the Company a portion of the revenues DSL earned as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. As a result of the termination, DSL no longer pays the Company a portion of the revenue DSL earned as investment adviser, however, DSL continues to pay the Company the revenue DSL earns for other related services. For the years ended December 31, 2017, 2016 and 2015, revenue under the DSL intercompany agreement was $80, $117 and $116, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. In connection with the termination of the DSL agreement, as described above, the intercompany agreement with VIM was amended, effective May 1, 2017. For the years ended December 31, 2017, 2016 and 2015, revenue under the VIM intercompany agreement was $71, $42 and $44, respectively. These revenue sharing arrangements are likely to change due to the Transaction.

- Services agreements with Voya Services Company dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology and finance and treasury services. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $131, $133 and $135, respectively. Effective October 1, 2010, the services agreement with Voya Services Company dated January 1, 2001, was amended in order for the Company to provide Voya Services Company with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for Voya Services Company's payment of the Company's direct and indirect costs for the Atlanta Office. In connection with the Transaction, the Atlanta Office will be sold to a subsidiary of Voya Financial.

- Amended and Restated Services agreement between the Company and its U.S. insurance company affiliates and other affiliates dated as of April 1, 2015, for administrative, management, professional, advisory, consulting and other services. For the years ended December 31, 2017, 2016 and 2015, expenses related to the agreements were incurred in the amounts of $20, $19 and $15, respectively.

- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

the Company and affiliates provide services to RLNY. For the years ended December 31, 2017, 2016 and 2015, revenue related to the agreement was $3, $3 and $2, respectively.

- Variable annuity and fixed insurance products issued by the Company are sold by Voya Financial Advisors, Inc. ("VFA"), an affiliate of the Company. For the years ended December 31, 2017, 2016 and 2015 commission expenses incurred by the Company were $9, $10 and $11, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

Certain other operating agreements with affiliates of Voya Financial, are subject to termination or change in connection with the Transaction.

### *Reinsurance Agreements*

Reinsurance Ceded

As of December 31, 2017 and 2016, total reserves ceded to affiliates were $6.0 billion and $6.8 billion, respectively. For the years ended December 31, 2017, 2016 and 2015, premiums ceded to affiliates were $147, $670 and $405, respectively.

*Waiver of Premium - Coinsurance Funds Withheld*

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, SLDI. Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements) assumed from RLI, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

As of December 31, 2017 and 2016, the value of the funds withheld liability under this agreement was $153 and $155, respectively, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2017 and 2016, the Company had an embedded derivative under this agreement with a value of $4 and $(2), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets. As of December 31, 2017 and 2016, reserves ceded by the Company under this agreement were $180 and $184, respectively.

In connection with the Transaction, the Company will reinsure its remaining life insurance business to other insurance subsidiaries of Voya Financial. In addition, reinsurance assumed from other related parties will be terminated including any retrocessions of this business. See the *Business, Basis of Presentation and Significant Accounting Policies* Note for additional information regarding the Transaction.

*Guaranteed Living Benefit - Coinsurance and Coinsurance Funds Withheld*

Prior to July 1, 2016, the Company had an amended and restated automatic reinsurance agreement with an affiliate, SLDI, on a combined coinsurance and coinsurance funds withheld basis, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000. Also, prior to July 1, 2016, the Company had a services agreement with SLDI, under which the Company provided certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. Additionally, prior to July 1, 2016, the Company and SLDI had an asset management services agreement, under which SLDI served as asset manager for the funds withheld account. SLDI retained its affiliate, VIM, as sub-advisor for the funds withheld account.

Effective July 1, 2016, SLDI acquired RRII, a Missouri life reinsurance captive, from its affiliate, RLI and RRII redomesticated from the State of Missouri to the State of Arizona. Also effective July 1, 2016, the Company, SLDI and RRII entered into release, consent and novation agreements pursuant to which RRII assumed the variable annuity guaranteed living benefits previously reinsured to SLDI under the automatic reinsurance agreement; the services agreement from SLDI under which the Company

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the automatic reinsurance agreement; and SLDI's obligation to serve as asset manager for the funds withheld account under the asset management services agreement.

In connection with the Transaction, the Company will recapture the ceded variable annuity business from RRII. This recapture will occur on terms to be approved by the Company's insurance regulator, the Division of Insurance for the State of Iowa. The terms of the Transaction contemplate that, following the closing of the Transaction, VA Capital will cause substantially all of the non-payout variable annuity business to be reinsured to a newly formed Arizona captive. See "Organization of Business" above for additional discussion about the Transaction.

For the years ended December 31, 2017, 2016 and 2015, revenue related to the aforementioned services agreement was $9, $10, and $11, respectively.

The impacts of these agreements on the Balance Sheets as of the dates indicated are as follows:

| | | December 31, | | |
| --- | --- | --- | --- | --- |
| ($ in millions) | | **2017** | | **2016** |
| Assets on deposit in trust | $ | 5,777 | $ | 6,505 |
| Funds withheld liability[1] | | 5,400 | | 6,357 |
| Embedded derivative[1] | | 377 | | 148 |
| Reserves ceded[2] | | 5,840 | | 6,546 |
| Deferred loss[3] | | 244 | | 269 |

[1] Included in Funds held under reinsurance treaties with affiliates on the Balance Sheets.
[2] Included in Deposits, premiums receivable and reinsurance recoverable on the Balance Sheets.
[3] Included in Other assets on the Balance Sheets.

*Multi-year Guaranteed Fixed Annuity - Coinsurance*

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, SLD. Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003. The coinsurance agreement was accounted for using the deposit method. In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $48 to the Company, which reduced the ceding commission.

The coinsurance agreement was accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. On September 25, 2015, the Company recaptured, via a commutation agreement, the multi-year guaranteed fixed annuity contracts ceded under the coinsurance agreement. Under the terms of the agreement, which was effective July 1, 2015, the Company received net assets in the amount of $619 in satisfaction of the deposit receivable balance and recognized a pre-tax loss of $4 in 2015. The Company incurred amortization expense of the negative ceding commission of $3 for the year ended December 31, 2015, which is recorded in Other expense in the Statement of Operations.

*Universal Life - Coinsurance*

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2017 and 2016, reserves ceded by the Company under this agreement were $22 and $21, respectively.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Guaranteed Investment Contract - Coinsurance*

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively ceded, from time to time, certain guaranteed investment contracts and funding agreements to SLD on a 100% coinsurance basis. The Company utilized this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business. The coinsurance agreement was accounted for using the deposit method.

The last contract underlying this agreement matured in 2017 and the agreement will be terminated. As of December 31, 2017, there was no outstanding deposit balance. As of December 31, 2016, the deposit receivable was $158.

Reinsurance Assumed

As of December 31, 2017 and 2016, total reserves assumed from affiliates were $404 and $419, respectively. For the years ended December 31, 2017, 2016 and 2015, premiums assumed from affiliates were $422, $436 and $429, respectively.

*Level Premium Term Life Insurance - Stop-loss*

Effective January 1, 2012, the Company entered into a stop-loss agreement with RLI, which was amended and restated April 1, 2012, under which the Company agreed to indemnify RLI, and RLI agreed to reinsure with the Company, the aggregate mortality risk under the combined blocks of level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and also between January 1, 2012 and December 31, 2012. This coverage included certain level premium term life insurance policies assumed by RLI from RLNY under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit. The stop-loss agreement is accounted for using the deposit method. An immaterial amount of fee receivable from affiliate as of December 31, 2017 and 2016 is included in Other liabilities on the Balance Sheets. The fee is accrued and subsequently settled in cash each quarterly accounting period.

In connection with the Transaction, the Company will reinsure its remaining life insurance business to an insurance company affiliated with Voya Financial. In addition, reinsurance assumed from other related parties will be terminated including any retrocessions of this business. See the Business, *Basis of Presentation and Significant Accounting Policies* Note for additional information regarding the Transaction.

*Group Annual Term - Coinsurance Funds Withheld*

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $220 was equal to the aggregate reserve assumed by the Company. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged. Please see also description of "Waiver of Premium - Coinsurance Funds Withheld" agreement between the Company and SLDI under "Reinsurance Ceded" above. As of December 31, 2017 and 2016, reserves assumed by the Company under this agreement were $404 and $419, respectively.

As of December 31, 2017 and 2016, the value of the funds withheld by ceding companies under this agreement was $431 and $437, respectively, which is included in Deposits, premiums receivable and reinsurance recoverable on the Balance Sheets. In addition, as of December 31, 2017 and 2016, the Company had an embedded derivative under this agreement with a value of $12 and $(6), respectively.

**Voya Insurance and Annuity Company**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

In connection with the Transaction, the Company will reinsure its remaining life insurance business to other insurance subsidiaries of Voya Financial. In addition, reinsurance assumed from other related parties will be terminated including any retrocessions of this business. See the *Business, Basis of Presentation and Significant Accounting Policies* Note for additional information regarding the Transaction.

### *Reciprocal Loan Agreement*

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004, and based upon its renewal on January 14, 2014, expires on January 14, 2024, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. For the years ended December 31, 2017, 2016 and 2015, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2017, 2016 and 2015. The Company earned interest income of $1 for the years ended December 31, 2017, 2016 and 2015. Interest expense and income are included in Interest expense and Net investment income, respectively, in the Statements of Operations. As of December 31, 2017 and 2016, the Company did not have any outstanding receivable/payable with Voya Financial under the reciprocal loan agreement.

### *Long-Term Debt with Affiliates*

The Company issued a 30-year surplus note in the principal amount of $35 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $3 for the years ended December 31, 2017, 2016 and 2015.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, Voya Retirement Insurance and Annuity Company, RLI and SLDI. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $25 for the years ended December 31, 2017, 2016 and 2015. As part of the restructuring associated with the MTA, effective December 28, 2017 Voya Financial and Voya Holdings entered into an agreement with the Company in order to provide a joint and several guarantee of it's payment obligations as the issuer of the Notes. Accordingly, on January 9, 2018, Kroll Bond Rating Agency assigned a rating of BBB+, outlook Stable to the Notes.

Following the closing of the Transaction, the Company will continue to have outstanding surplus notes issued to other insurance subsidiaries of Voya Financial in the amount of $350 and $85 to Venerable.


**Part C**
**OTHER INFORMATION**


**Item 24**    **Financial Statements and Exhibits**

(a)    Financial Statements

Included in Part A:

Condensed Financial Information

Included in Part B:

Condensed Financial Information (Accumulation Unit Values)

Financial Statements of Separate Account B:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2017
- Statements of Operations for the year ended December 31, 2017
- Statements of Changes in Net Assets for the years ended December 31, 2017 and 2016
- Notes to Financial Statements

Financial Statements of Voya Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Balance Sheets as of December 31, 2017 and 2016
- Statements of Operations for the years ended December 31, 2017, 2016 and 2015
- Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015
- Statements of Changes in Shareholder's Equity for the years ended December 31, 2017, 2016 and 2015
- Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015
- Notes to Financial Statements

(b)    Exhibits

(1)    (a)    Resolution of the Board of Directors of ING USA Annuity and Life Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(2)    Not Applicable

(3)    (a)    Service Agreement by and between Golden American Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 28 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on May 4, 1998; File No. 033-23351.)

(b)    Amendment to and Restatement of the Distribution Agreement between ING USA and Directed Services, Inc. effective January 1, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B filed, filed on April 9, 2004; File No. 333-90516.)

(c)    Form of Dealers Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(d)    Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(e)    Addendum to Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(f) Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(g) Form of Assignment Agreement for Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(h) Expense Reimbursement Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(i) Master Selling Agreement. (Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed May 12, 2006; File No. 333-70600.)

(j) Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(k) Amendment No. 1, dated December 1, 2013 (effective December 23, 2013), to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014; File No. 333-30180.)

(l) Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company (now known as "Voya Insurance and Annuity Company" or "VIAC"). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014; File No. 333-133944.)

(m) Amendment No. 3, effective as of April 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 23, 2015; File No. 333-202174.)

(n) Amendment No. 4, effective as of May 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(o) Amendment No. 5, effective as of March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on June 24, 2016; File No. 333-133944.)

(p) Termination Amendment, effective as of April 30, 2017, to the Intercompany Agreement effective January 1, 2010, by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference Post-Effective Amendment No. 35 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2018; File No. 333-133944.)

(q) Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING USA Annuity and Life Insurance and Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(r)   Amendment No. 1, dated December 1, 2013 (effective December 23, 2013), to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014 (File No. 333-30180.)

(s)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (now known as "Voya Investment Management LLC") and ING USA Annuity and Life Insurance Company (now known as "Voya Insurance and Annuity Company" or "VIAC"). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014;  File No. 333-133944.)

(t)   Amendment No. 3, effective as of May 1, 2015, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) by and between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(u)   Amendment No. 4, effective as of March 1, 2016, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) by and between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on June 24, 2016; File No. 333-133944.)

(v)   Amendment No. 5, effective as of May 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference Post-Effective Amendment No. 35 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2018; File No. 333-133944.)

(w)   Amendment No. 6, effective as of July 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference Post-Effective Amendment No. 35 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2018; File No. 333-133944.)


(4)   (a)   Individual Deferred Combination Variable and Fixed Annuity Contract. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 23, 1999; File No. 033-59261.)

(b)   Group Deferred Combination Variable and Fixed Annuity Contract. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 23, 1999; File No. 033-59261.)

(c)   Individual Deferred Variable Annuity Contract. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 23, 1999; File No. 033-59261.)

(d)   Individual Retirement Annuity Rider (GA-RA-1009) (12/02). (Incorporated herein by reference to Post-Effective Amendment No. 34 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(e)   ROTH Individual Retirement Annuity Rider (GA-RA-1038) (12/02). (Incorporated herein by reference to Post-Effective Amendment No. 34 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(f)   Minimum Guaranteed Income Benefit Rider (IU-RA-1047) (01/05). (Incorporated herein by reference to Post-Effective Amendment No. 31 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on or about April 20, 2005; File No. 333-28755.)

(g) Minimum Guaranteed Income Benefit Rider (IU-RA-1047) (08-06). (Incorporated herein by reference to an Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(h) Minimum Guaranteed Withdrawal Benefit Rider (GA-RA-1048) (01/02). (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(i) Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (ING PrincipalGuard) (GA-RA-1046). (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on or about February 13, 2004; File No. 333-28755.)

(j) Excluded Funds Endorsement. (Inforce Riders). (Incorporated herein by reference to Post-Effective Amendment No.12 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 23, 2001; File No. 333-28769.)

(k) Guaranteed Death Benefit Transfer Endorsement No. 1 (7% Solution Enhanced) (GA-RA-1044-1) (01/02). (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(l) Guaranteed Death Benefit Transfer Endorsement No. 2 (Ratchet Enhanced) (GA-RA-1044-2) (10/03). (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(m) Guaranteed Death Benefit Transfer Endorsement No. 3 (Standard) (GA-RA-1044-3) (01/02). (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(n) Guaranteed Death Benefit Transfer Endorsement No. 4 (Max 7 Enhanced) (GA-RA-1044-4) (10/03). (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(o) Guaranteed Death Benefit Transfer Endorsement No. 5 (Base Death Benefit). (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(p) Guaranteed Death Benefit Transfer Endorsement No. 6 (Inforce Contracts) (GA-RA-1044-6) (01/02). (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(q) Earnings Enhancement Death Benefit Rider (GA-RA-1086). (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on or about April 23, 2001; File No. 333-28755.)

(r) Simple Retirement Account Rider (GA-RA-1026) (12/02). (Incorporated herein by reference to Post-Effective Amendment No. 34 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(s) 403(b) Rider (GA-RA-1040). (Incorporated herein by reference to Post-Effective Amendment No. 34 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(t) Section 72 Rider (GA-RA-1001) (12/94). (Incorporated herein by reference to an Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(u) Section 72 Rider (GA-RA-1002) (12/94). (Incorporated herein by reference to an Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(v) Nursing Home Waiver for Group Certificates (GA-RA-1003) (12/94). (Incorporated herein by reference to an Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(w) Nursing Home Waiver for Individual Certificates (GA-RA-1004) (12/94). (Incorporated herein by reference to an Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(x) Company Address and Name Change Endorsement. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(y) Company Name Change Endorsement IU-RA-3140 to the Contract, Policy and/or Certificate (ING USA Annuity and Life Insurance Company changed to Voya Insurance and Annuity Company). (Incorporated herein by reference to Post-Effective Amendment No. 65 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed with the Securities and Exchange Commission on April 15, 2015; File No. 333-28679.)

(z) Individual Non-Qualified Stretch Annuity Endorsement VI-RA-3164(2016). (Incorporated herein by reference to Post-Effective Amendment No. 49 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 4, 2016; File No. 033-59261).

(aa) Enhanced Surrender Value Endorsement VI-RA-4049(2016). (Incorporated herein by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on October 24, 2016; File No. 333-133944.)

(bb) Guaranteed Minimum Interest Rate and Market Value Adjustment Floor Endorsement VI-RA-4050(2017). (Incorporated herein by reference Post-Effective Amendment No. 35 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2018; File No. 333-133944.)

(5) (a) Deferred Variable Annuity Application. (Incorporated herein by reference to Post-Effective Amendment No. 34 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed April 15, 2003; File No. 033-23351.)

(b) Group Deferred Combination Variable and Fixed Annuity Enrollment Form. (Incorporated herein by reference to Post-Effective Amendment No.13 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on December 2, 1999; File No. 033-59261.)

(6) (a) Restated Articles of Incorporation dated July 2 and 3, 2003 (effective January 1, 2004) providing for the redomestication of Golden American Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company's 10-K filed with the Securities and Exchange Commission on March 29, 2004; File No. 033-87270.)

(b) Amendment to Articles of Incorporation dated November 21, 2003 (effective January 1, 2004) providing for the name change of Golden American Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(c) Amendment to Articles of Incorporation dated March 3 and March 4, 2004 (effective March 11, 2004) providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company's 10-Q, filed on May 17, 2004; File No. 033-87270.)

(d) Amendment to Articles of Incorporation dated March 4, 2004, providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(e) Amended and Restated By-Laws of ING USA Annuity and Life Insurance Company dated December 15, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(f) Resolution of the Board of Directors for Powers of Attorney, dated April 23, 1999. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for Golden American Life Insurance Separate and it's Separate Account B, filed on April 30, 1999; File No. 333-28679.)

(g) Articles of Merger and Agreement and Plan of Merger of USGALC, ULAIC, ELICI into GALIC and renamed ING USA Annuity and Life Insurance Company dated June 25, 2003. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(7) Not Applicable

(8) (a) (1) Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(2) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(3) Amendment No. 2, dated as of March 31, 2015, and effective as of April 1, 2015, to the Participation Agreement dated April 25, 2008, by and between BlackRock Investments, LLC., Voya Insurance and Annuity Company (formerly ING USA Annuity and Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(4) Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(5) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(6) Amendment No. 2, dated as of May 28, 2015, and effective as of April 1, 2015, to Administrative Services Agreement dated April 25, 2008, as amended, by and between BlackRock Advisors, LLC and Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(7) Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, filed on April 7, 2008; File No. 333-28755.)

(b) (1) Participation Agreement by and between ProFunds, Golden American Life Insurance Company and ProFunds Advisors LLC.  (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(2) Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.

(c) (1) Participation Agreement by and between ProFunds, Golden American Life Insurance Company and ProFunds Advisors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(2) Amendment to Participation Agreement by and between ProFunds, Golden American Life Insurance Company and ProFunds Advisors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(d) (1) Fund Distribution, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016, and effective December 31, 2015, by and between Voya Insurance and Annuity Company, Directed Services LLC and Voya Investments Distributor, LLC, Voya Balanced Portfolio, Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc. Voya Variable Funds, Voya Variable Insurance Trust, Voya Variable Portfolios, Inc. and Voya Variable Products Trust. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on August 30, 2016; File No. 333-133944.)

(2) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2007; File No. 333-47527.)

(9) Opinion and Consent of Counsel

(10) Consent of Independent Registered Public Accounting Firm

(11)    Not Applicable

(12)    Not Applicable

(13)    Powers of Attorney

## Item 25        Directors and Officers of the Depositor*

| Name and Principal Business Address | Positions and Offices with Depositor |
|---|---|
| Carolyn M. Johnson, One Orange Way, Windsor, CT 06095-4774 | Director and President |
| Charles P. Nelson, One Orange Way, Windsor, CT 06095-4774 | Director |
| Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169 | Director and Chairman |
| Chetlur S. Ragavan, 230 Park Avenue, New York, NY 10169 | Director, Executive Vice President and Chief Risk Officer |
| Michael S. Smith, 230 Park Avenue, New York, NY 10169 | Director and Executive Vice President, Finance |
| Patricia J. Walsh, 230 Park Avenue, New York, NY 10169 | Executive Vice President and Chief Legal Officer |
| Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President and Chief Tax Officer |
| Anthony J. Brantzeg, 1475 Dunwoody Drive, West Chester, PA 19380-1478 | Senior Vice President and Actuary |
| C. Landon Cobb, Jr., 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President and Chief Accounting Officer |
| Howard F. Greene, 230 Park Avenue, New York, NY 10169 | Senior Vice President, Compensation |
| Michael R. Katz, 1475 Dunwoody Drive, West Chester, PA 19380-1478 | Senior Vice President and Chief Financial Officer |
| Patrick D. Lusk, 1475 Dunwoody Drive, West Chester, PA 19380-1478 | Senior Vice President |
| David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President and Treasurer |
| Justin Smith, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President and Deputy General Counsel |
| Matthew Toms, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President |
| Chad J. Tope, 699 Walnut Street, Suite 1350, Des Moines, IA 50309 | Senior Vice President |
| David P. Wiland, 1475 Dunwoody Drive, West Chester, PA 19380-1478 | Senior Vice President and Appointed Actuary |
| Jean Weng, 230 Park Avenue, New York, NY 10169 | Senior Vice President and Assistant Secretary |
| Kristi L. Cooper, 699 Walnut Street, Suite 1350, Des Moines, IA 50309 | Vice President, Compliance |
| Chad M. Eslinger, 20 Washington Ave South, Minneapolis MN 55401 | Vice President and Chief Compliance Officer |
| Lisa S. Gilarde, One Orange Way, Windsor, CT 06095 | Vice President |
| Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774 | Vice President, Compliance |
| Laurie J Rasanen, 699 Walnut Street, Suite 1350, Des Moines, IA 50309 | Vice President |
| Elizabeth L. Schroeder, One Orange Way, Windsor, CT 06095-4774 | Vice President |
| Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401 | Secretary |

* These individuals may also be directors and/or officers of other affiliates of the Company.

**Item 26**       **Persons Controlled by or Under Common Control with the Depositor or the Registrant**

Incorporated herein by reference to Post-Effective Amendment No. 69 to the Registration Statement on Form N-4 for Voya Retirement Insurance and Annuity Company and its Variable Annuity Account C, filed on April 4, 2018; File No. 333-01107.

**Item 27**       **Number of Contract Owners**

As of February 28, 2018, there are 1,970 qualified contract owners and 2,812 nonqualified contract owners in the Voya GoldenSelect DVA Plus® Variable Annuity Contract.

**Item 28**       **Indemnification**

Voya Insurance and Annuity Company shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Voya Insurance and Annuity as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Voya Insurance and Annuity Company may also, to the extent permitted by law, indemnify any other person who is or was serving Voya Insurance and Annuity Company in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Voya Insurance and Annuity Company or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Iowa, Voya Financial, Inc. maintains Professional Liability and Fidelity Bond Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a."Cyber/IT").

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

**Item 29**       **Principal Underwriter**

(a) In addition to the Registrant, Directed Services LLC serves as principal underwriter for all contracts issued by Voya Insurance and Annuity Company through its Separate Accounts A, B and EQ and Alger Separate Account A and ReliaStar Life Insurance Company of New York through its Separate Account NY-B and certain contracts issued by Voya Retirement Insurance and Annuity Company through its Variable Annuity Account B. Also, Directed Services LLC serves as investment advisor to Voya Investors Trust and Voya Partners, Inc.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services LLC, the Registrant's Distributor.

| Name and Principal Business Address | Positions and Offices with Underwriter |
|---|---|
| Chad J. Tope, 699 Walnut Street, Suite 1350, Des Moines, IA 50309 | Director and President |
| Zachary J. Dunkin, 699 Walnut Street, Suite 1350, Des Moines, IA 50309 | Director and Vice President |
| Kristin H. Hultgren, One Orange Way, Windsor, CT 06095-4774 | Chief Financial Officer |
| Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774 | Chief Compliance Officer |
| Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President and Chief Tax Officer |
| David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President and Treasurer |
| Jean Weng, 230 Park Avenue, New York, NY 10169 | Senior Vice President and Assistant Secretary |
| Debra M. Bell, 8055 East Tuft Avenue, Suite 710, Denver, CO 80237 | Vice President and Assistant Treasurer |
| Kevin J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Vice President and Assistant Treasurer |
| Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401 | Secretary |
| Huey P. Falgout, Jr., 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258 | Assistant Secretary |
| Angelia M. Lattery, 20 Washington Avenue South, Minneapolis, MN 55401 | Assistant Secretary |
| Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401 | Assistant Secretary |
| Tina M. Schultz, 20 Washington Avenue South, Minneapolis, MN 55401 | Assistant Secretary |

(c) *Compensation From the Registrant.*

| (1)  Name of Principal Underwriter | (2) 2017 Net Underwriting Discounts and Commissions | (3) Compensation on Redemption | (4) Brokerage Commissions | (5) Other Compensation |
|---|---|---|---|---|
| Directed Services LLC | $167,587,139.00 | $0 | $0 | $0 |

## Item 30   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by the Depositor and located at:  909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody Drive, West Chester, PA 19380 and at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390.

**Item 31        Management Services**

None.

**Item 32        Undertakings**

- Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted;
- Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and
- Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

        **Representations**

- The account meets the definition of a "separate account" under federal securities laws.
- Voya Insurance and Annuity Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by Voya Insurance and Annuity Company.

# SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account B of Voya Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 033-59261) to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 17th day of April, 2018.

SEPARATE ACCOUNT B
*(Registrant)*

By: VOYA INSURANCE AND ANNUITY COMPANY
*(Depositor)*

By:      Carolyn M. Johnson*
Carolyn M. Johnson
President
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 54 to the Registration Statement has been signed below by the following persons in the capacities indicated and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| Carolyn M. Johnson*<br>Carolyn M. Johnson | Director and President<br>(principal executive officer) | |
| Rodney O. Martin, Jr.*<br>Rodney O. Martin, Jr. | Director | |
| Charles P. Nelson*<br>Charles P. Nelson | Director | April 17, 2018 |
| Chetlur S. Ragavan*<br>Chetlur S. Ragavan | Director | |
| Michael S. Smith*<br>Michael S. Smith | Director | |
| Michael R. Katz*<br>Michael R. Katz | Senior Vice President and Chief Financial Officer<br>(principal financial officer) | |
| C. Landon Cobb, Jr.*<br>C. Landon Cobb, Jr. | Senior Vice President and Chief Accounting Officer<br>(principal accounting officer) | |

By:      /s/ Christopher J. Madin
Christopher J. Madin
* Attorney-in-Fact

# EXHIBIT INDEX

| **Exhibit No.** | **Exhibit** |
|---|---|
| 24(b)(9) | Opinion and Consent of Counsel |
| 24(b)(10) | Consent of Independent Registered Public Accounting Firm |
| 24(b)(13) | Powers of Attorney |